As filed with the Securities and Exchange Commission on February 11, 2022
No. 333-262053

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Spring Valley Acquisition Corp.*
(Exact name of registrant as specified in its charter)
Cayman Islands* (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	98-1588588 (I.R.S. Employer Identification No.)
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201
214-308-5230
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher Sorrells
Chief Executive Officer
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201
214-308-5230
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Matthew Pacey Lance K. Hancock Kirkland & Ellis LLP 609 Main Street Houston, TX 77002 Tel: (713) 836-3600	Jason M. Brauser James M. Kearney Stoel Rives LLP 760 SW Ninth Avenue, Suite 3000 Portland, OR 97205 Tel: (503) 224-3380	David C. Lee John M. Williams III Evan M. D’Amico Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 Tel: (949) 451-3800
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934 (“Exchange Act”).
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*
The day prior to the consummation of the Merger, Spring Valley intends to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Part XII of the Delaware General Corporation Law, pursuant to which Spring Valley’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which continuing entity will be renamed “NuScale Power Corporation” following the Effective Time (as defined in the accompanying Proxy Statement/Prospectus). As used herein, “NuScale Corp” refers to Spring Valley after giving effect to the Transactions.

The information in this preliminary Proxy Statement/Prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the United States Securities and Exchange Commission is declared effective. This preliminary Proxy Statement/Prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2022
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
SPRING VALLEY ACQUISITION CORP.
PROSPECTUS FOR
23,000,000 SHARES OF CLASS A COMMON STOCK,
11,500,000 WARRANTS TO PURCHASE SHARES OF CLASS A COMMON STOCK AND
11,500,000 SHARES OF CLASS A COMMON STOCK UNDERLYING WARRANTS OF
SPRING VALLEY ACQUISITION CORP. (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE AND RENAMING
AS NUSCALE POWER CORPORATION IN CONNECTION WITH THE DOMESTICATION)
The board of directors (the “Spring Valley Board”) of Spring Valley Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company with limited liability (the “Company,” “Spring Valley,” “we,” “us” or “our”), has unanimously approved (i) the deregistration of Spring Valley under the Cayman Islands Companies Act (As Revised) and a domestication under Part XII of the Delaware General Corporation Law, pursuant to which Spring Valley’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”) and (ii) that certain Agreement and Plan of Merger, dated as of December 13, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among Spring Valley, NuScale Power, LLC, an Oregon limited liability company (“NuScale LLC”), and Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), a copy of which is attached to this Proxy Statement/Prospectus as Annex A. In connection with the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), the Company will be renamed “NuScale Power Corporation” and is referred to herein as “NuScale Corp.”
Upon completion of the Transactions, the combined company will be organized in an “UP-C” structure, which is commonly used by limited liability companies classified as partnerships for United States federal income tax purposes (such as NuScale LLC) that are undertaking a reverse acquisition (such as the Merger (as defined in the accompanying Proxy Statement/Prospectus)). The UP-C structure allows the current equityholders of NuScale LLC (the “NuScale Equityholders”) to retain their equity ownership in NuScale LLC in passthrough form and provides potential future tax benefits and associated cash flow advantages for NuScale Corp and the NuScale Equityholders when they ultimately exchange their NuScale LLC equity for shares of Class A common stock of NuScale Corp (the “NuScale Corp Class A Common Stock”). Upon completion of the Transactions, (i) NuScale Corp will be the sole manager of NuScale LLC, (ii) NuScale LLC will directly or indirectly hold substantially all of the consolidated assets and business of NuScale Corp and (iii) NuScale Corp will consolidate the financial results of NuScale LLC in its combined financial statements. See the section entitled “The Transactions” for more information.
As described in this Proxy Statement/Prospectus, Spring Valley’s shareholders are being asked to consider and vote upon (among other things) the Merger, the Domestication and the other proposals set forth herein.
The accompanying prospectus covers 23,000,000 shares of NuScale Corp Class A Common Stock, 11,500,000 warrants to purchase NuScale Corp Class A Common Stock and 11,500,000 shares of NuScale Corp Class A Common Stock issuable upon exercise of those warrants.
Spring Valley’s Units, Public Shares and Spring Valley Public Warrants (each as defined in the accompanying Proxy Statement/Prospectus) are currently listed on the Nasdaq Capital Market LLC (“Nasdaq”) under the symbols “SVSVU,” “SV” and “SVSVW,” respectively. Spring Valley intends to apply for listing, to be effective upon consummation of the Transactions, of NuScale Corp Class A Common Stock and warrants to purchase NuScale Corp Class A Common Stock on Nasdaq under the proposed symbols “SMR” and “SMRWS,” respectively.

This Proxy Statement/Prospectus provides you with detailed information about the Transactions and other matters to be considered at the Special Meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 47 of this Proxy Statement/Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this Proxy Statement/Prospectus, passed upon the merits or fairness of the Merger Agreement or the Transactions contemplated thereby, or passed upon the adequacy or accuracy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus is dated           , 2022, and is first being mailed to Spring Valley’s shareholders on or about           , 2022.

SPRING VALLEY ACQUISITION CORP.
A Cayman Islands Exempted Company
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON                 , 2022
TO THE SHAREHOLDERS OF SPRING VALLEY ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Special Meeting”) of Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Spring Valley,” “we,” “us” or “our”), will be held at           a.m., Central Time, on           , 2022. For the purposes of Spring Valley’s Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”), the physical place of the meeting will be at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at           , unless the Special Meeting is adjourned. In light of the novel coronavirus pandemic (“COVID-19”) and to support the well-being of Spring Valley’s shareholders, directors and officers, Spring Valley encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting           . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing           . You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
Proposal No. 1 — The Merger Agreement Proposal — to consider and vote upon a proposal to approve by ordinary resolution under the Cayman Islands Companies Act and adopt that certain Agreement and Plan of Merger, dated as of December 13, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among Spring Valley, Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (“NuScale LLC”), a copy of which is attached to this Proxy Statement/Prospectus as Annex A. The Merger Agreement provides for, among other things, the following transactions (collectively, the “Transactions”):
(i)   the Domestication (as defined below) and, in connection with the Domestication,
(A)   Spring Valley’s name will be changed to “NuScale Power Corporation” (“NuScale Corp”),
(B)   each outstanding Class A ordinary share, par value $0.0001, of Spring Valley (each, a “Spring Valley Class A ordinary share”) will convert into one share of Class A common stock of NuScale Corp (the “NuScale Corp Class A Common Stock”) as a result of the Domestication,
(C)   each outstanding Class B ordinary share, par value $0.0001, of Spring Valley (each, a “Spring Valley Class B ordinary share”) will convert into one Spring Valley Class A ordinary share immediately prior to the Domestication, which will then automatically convert by operation of law into one share of NuScale Corp Class A Common Stock as a result of the Domestication,
(D)   each outstanding warrant to purchase one Spring Valley Class A ordinary share will convert into a warrant to purchase one share of NuScale Corp Class A Common Stock, and
(E)   NuScale Corp will file its initial certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication;
(ii)   Merger Sub will merge with and into NuScale LLC, with NuScale LLC as the surviving entity in the merger (the “Merger”);
(iii)   at the effective time of the Merger (the “Effective Time”), NuScale LLC’s existing limited liability company agreement (the “Existing NuScale LLCA”) will be amended and restated (such new agreement, the “A&R NuScale LLC Agreement”) and, in connection therewith, (A) each preferred unit

i

of NuScale LLC will be re-classified into a certain number of common units of NuScale LLC, and immediately after such re-classification (B) all NuScale LLC common units will be re-classified into 177,782,129 non-voting Class B common units (each, a “NuScale LLC Class B Unit”);
(iv)   NuScale Corp will issue to each of the NuScale Equityholders (as defined below) one share of voting, non-economic Class B common stock, par value $0.0001 per share, of NuScale Corp (the “NuScale Corp Class B Common Stock”) for each NuScale LLC Class B Unit held by such NuScale Equityholder;
(v)   each option to purchase a NuScale LLC common unit (a “NuScale Option”) will be converted into an economically equivalent number of options to purchase shares of NuScale Corp Class A Common Stock based on the Exchange Ratio (as defined in the accompanying Proxy Statement/Prospectus) with the same aggregate exercise price, terms and conditions (including vesting and exercisability terms) as were applicable to the NuScale Option immediately prior to the Effective Time; and
(vi)   Spring Valley will contribute, without duplication, an amount equal to (A) the amount of cash in the Trust Account (the “Trust Account”) established by Spring Valley with the proceeds from its initial public offering as of immediately prior to the closing of the Merger (the “Closing”) (and before, for the avoidance of doubt, giving effect to the exercise of redemption rights by any Spring Valley shareholders (the “Spring Valley Share Redemptions”)), plus (B) all other cash and cash equivalents of Spring Valley, minus (C) the aggregate amount of cash proceeds that will be required to satisfy the Spring Valley Share Redemptions, plus (D) the aggregate cash proceeds actually received in respect of the PIPE Investment (as defined below), and minus (E) any Transaction Expenses (as defined in the Merger Agreement) in excess of $43,000,000 in the aggregate. We refer to this Proposal No. 1 as the “Merger Agreement Proposal.”
Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve, by special resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal is approved and adopted, the change of Spring Valley’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). We refer to this Proposal No. 2 as the “Domestication Proposal.”
Proposal No. 3 — The Organizational Documents Proposal — to approve and adopt by special resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal and the Domestication Proposal are approved and adopted, the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of NuScale Corp, the post-Domestication company, which, if approved, would take effect at the time of the Domestication. We refer to this proposal No. 3 as the “Organizational Documents Proposal.”
Proposal No. 4 — The Advisory Charter Proposal — to approve, on a non-binding advisory basis, certain governance provisions in the Proposed Charter, which are being presented separately in accordance with guidance from the United States Securities and Exchange Commission (the “SEC”) to give shareholders the opportunity to present their separate views on important corporate governance provisions, including the sub-proposals below. We refer to this Proposal No. 4, collectively, as the “Advisory Charter Proposal.”
Advisory Charter Proposal 4A — to increase the authorized share capital from 331,000,000 shares, divided into 300,000,000 Spring Valley Class A ordinary shares, 30,000,000 Spring Valley Class B ordinary shares, and 1,000,000 preferred shares, par value $0.0001 per share (the “Spring Valley preferred shares”), to authorized capital stock of 511,000,000 shares, consisting of (i) 332,000,000 shares of NuScale Corp Class A Common Stock, (ii) 178,000,000 shares of NuScale Corp Class B Common Stock (together with the NuScale Corp Class A Common Stock, the “NuScale Corp Common Stock”) and (iii) 1,000,000 shares of preferred stock of NuScale Corp (“NuScale Corp Preferred Stock”);
Advisory Charter Proposal 4B — to provide that the approval of holders of a majority, or sixty-six and two-thirds percent (66 2/3%) for certain amendments, of the outstanding shares of each class of NuScale Corp Common Stock shall be required to amend the Proposed Charter;

Advisory Charter Proposal 4C — to provide for (i) the election of directors by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, voting together as a single class, (ii) the filling of newly-created directorships or any vacancy on the board of directors of NuScale Corp (the “NuScale Corp Board”) by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders and (iii) the removal of directors from the NuScale Corp Board with or without cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;
Advisory Charter Proposal 4D — to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims;
Advisory Charter Proposal 4E — to provide that each holder of record of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote;
Advisory Charter Proposal 4F — to provide that (i) each holder of record of NuScale Corp Class A Common Stock shall be entitled to receive such dividends and other distributions on the NuScale Corp Class A Common Stock as may from time to time be declared by the NuScale Corp Board, subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends; and (ii) each holder of record of NuScale Corp Class B Common Stock shall not be entitled to receive dividends and other distributions, other than their respective par values in connection with the dissolution, liquidation, winding up or sales of all or substantially all of NuScale Corp;
Advisory Charter Proposal 4G — to eliminate various provisions in Spring Valley’s Amended and Restated Memorandum and Articles of Association (the “Existing Organizational Documents”) applicable only to blank check companies, including the provisions requiring that Spring Valley have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination; and
Advisory Charter Proposal 4H — to provide that no transfer of NuScale Corp Class B Common Stock may be made unless the transferor also transfers an equal number of NuScale LLC Class B Units in accordance with the terms and subject to the conditions of the A&R NuScale LLC Agreement.
Proposal No. 5 — The Nasdaq Proposal — to consider and vote upon a proposal to approve by ordinary resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) shares of NuScale Corp Class A Common Stock to the PIPE Investors (as defined below) pursuant to Subscription Agreements (as defined below) and (b) shares of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock (i) pursuant to the terms of the Merger Agreement and (ii) upon the exchange of the NuScale LLC Class B Units pursuant to the A&R NuScale LLC Agreement. We refer to this Proposal No. 5 as the “Nasdaq Proposal.”
Proposal No. 6 — The Director Election Proposal — for the holders of Spring Valley Class B ordinary shares to consider and vote upon a proposal under the Cayman Islands Companies Act to elect John L. Hopkins, Alan L. Boeckmann, Alvin C. Collins, III, James T. Hackett, Kent Kresa, Christopher J. Panichi, Kimberly O. Warnica, and Christopher Sorrells, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal. We refer to this Proposal No. 6 as the “Director Election Proposal.”
Proposal No. 7 — The Long-Term Incentive Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal are approved and adopted, the 2022 Long-Term Incentive Plan, a copy of which is attached to this Proxy Statement/Prospectus as Annex E. We refer to this Proposal No. 7 as the “Long-Term Incentive Plan Proposal”

and, collectively with the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal and the Director Election Proposal, the “Condition Precedent Proposals.”
Proposal No. 8 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution under the Cayman Islands Companies Act the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. We refer to this Proposal No. 8 as the “Adjournment Proposal.”
Only holders of record of Spring Valley Class A ordinary shares and Spring Valley Class B ordinary shares (collectively, “Spring Valley ordinary shares”) at the close of business on           , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.
The resolutions to be voted upon in person or by proxy at the Special Meeting relating to the above proposals are set forth in the Proxy Statement/Prospectus sections entitled “Proposal No. 1 — The Merger Agreement Proposal,” “Proposal No. 2 — The Domestication Proposal,” “Proposal No. 3 — The Organizational Documents Proposal,” “Proposal No. 4 — The Advisory Charter Proposal,” “Proposal No. 5 — The Nasdaq Proposal,” “Proposal No. 6 — The Director Election Proposal,” “Proposal No. 7 — The Long-Term Incentive Plan Proposal” and “Proposal No. 8 — The Adjournment Proposal,” respectively.
We will provide you with the Proxy Statement/Prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the Proxy Statement/Prospectus (and any documents incorporated into the Proxy Statement/Prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”
After careful consideration, the board of directors of Spring Valley (the “Spring Valley Board”) has determined that each of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Director Election Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal are in the best interests of Spring Valley and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of Spring Valley’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Merger Agreement Proposal — Interests of Spring Valley Directors and Officers in the Transactions” in the Proxy Statement/Prospectus for a further discussion.
Under the Merger Agreement, the approval of each of the Condition Precedent Proposals is a condition to the consummation of the Merger. The adoption of each Condition Precedent Proposal is conditioned on the approval of all of the Condition Precedent Proposals. The Advisory Charter Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal. If our shareholders do not approve each of the Condition Precedent Proposals, the Transactions will not be consummated.
In connection with our initial public offering, on November 23, 2020, our sponsor, Spring Valley Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and our officers and directors at the time of our initial public offering entered into a letter agreement (the “Spring Valley Letter Agreement”) pursuant to which they agreed, among other things, to vote their Spring Valley Class B ordinary shares purchased prior to our initial public offering (the “Spring Valley Founder Shares”), as well as any Spring Valley Class A ordinary shares sold by us in our initial public offering (“Public Shares”) and purchased by them during or after our initial public offering, in favor of Spring Valley’s initial business combination (including the proposals recommended by the Spring Valley Board in connection with such business combination). Accordingly, we expect them to vote their shares in favor of all proposals being presented at the Special Meeting. As of the date hereof, our Initial Shareholders own 20.0% of our total outstanding ordinary shares. In addition, SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (the “Sponsor Sub”), and Spring Valley and each of our directors entered into certain support agreements, dated December 13, 2021 (as may be amended from time to time, the “Support Agreements”), with NuScale LLC, pursuant to which, among other things, the Sponsor Sub and such directors agreed to vote all of their respective Spring Valley ordinary shares (subject to certain exceptions) in favor of the approval and adoption of the Transactions. Further, on December 13, 2021, Spring Valley, Sponsor Sub and NuScale LLC entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) pursuant to which the parties thereto agreed to, among other things, (i) certain forfeiture terms with respect to up to 35% of the NuScale Corp Class A Common Stock owned by such parties if Closing Acquiror Cash is less than $432 million, (ii) certain vesting and forfeiture terms with respect to up to 35% of NuScale Corp Class A Common Stock beneficially owned by the Sponsor Sub immediately following the Closing, (iii) not transfer, assign or sell any securities held by them subject to the lock-up provisions described therein or exercise any of their Spring Valley Warrants until the expiration of a certain applicable lock-up period (such lock-up provisions apply also to certain permitted transferees of the Sponsor Sub) and (iv) extend the May 27, 2022 deadline by which Spring Valley must complete an initial business combination by six months to November 27, 2022 upon Sponsor Sub’s purchase of 2,300,000 additional Spring Valley Warrants for $2,300,000.
Pursuant to Spring Valley’s Existing Organizational Documents, a holder of Public Shares (“Public Shareholder”) may request that Spring Valley redeem all or a portion of its Public Shares (which would otherwise become shares of NuScale Corp Class A Common Stock in the Domestication) for cash if the Merger is consummated. For the purposes of Article 49.5 of the Existing Organizational Documents and the Companies Law (2021 Revision) of the Cayman Islands, the exercise of redemption rights shall be treated as an election to have such Public Shares repurchased for cash. You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)   (a) hold Public Shares or (b) hold Units (as defined herein) and you elect to separate your Units into the underlying Public Shares and Spring Valley Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and
(ii)   prior to      p.m., Central Time, on                 , 2022, (a) submit a written request to Continental Stock Transfer & Trust Company, Spring Valley’s transfer agent (the “transfer agent” or “Continental”), that Spring Valley redeem your Public Shares for cash and (b) deliver your Public Shares to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).
Holders of Units must elect to separate the underlying Public Shares and Spring Valley Public Warrants prior to exercising redemption rights with respect to the Public Shares underlying such Units. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Spring Valley Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares even if they vote for the Merger Agreement Proposal. If the Merger is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its shares to the transfer agent, we will redeem each Public Share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Merger, including interest earned on the Trust Account, less income taxes payable, divided by the number of then issued and outstanding Public Shares. For illustrative purposes, as of September 30, 2021, there was approximately $232,316,486 on deposit in the Trust Account, which would have amounted to approximately $10.10 per Spring Valley Class A ordinary share. If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. See “The Extraordinary General Meeting — Redemption Rights” in the Proxy Statement/Prospectus when it becomes available for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will

v

be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
Pursuant to the Merger Agreement, following consummation of the Transactions, the current equityholders of NuScale LLC (the “NuScale Equityholders”) will hold 177,782,129 non-voting, economic NuScale LLC Class B Units and 177,782,129 voting, non-economic shares of NuScale Corp Class B Common Stock, which are collectively exchangeable for 177,782,129 voting, economic shares of NuScale Corp Class A Common Stock and have, together with the value of all NuScale Options, a stipulated value of $1.875 billion that was agreed upon by Spring Valley and NuScale LLC in the Merger Agreement. In addition to the consideration described above, each NuScale Equityholder may have the right to receive certain payments from NuScale Corp under the Tax Receivable Agreement (as defined below).
Following consummation of the Merger, NuScale Corp will be a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements. See “Management of NuScale Prior to and Following the Transactions — Controlled Company Exemption.”
The closing of the Transactions is subject to certain conditions, including, among other things: (i) the approval of the Condition Precedent Proposals by Spring Valley’s shareholders; (ii) the approval of the Transaction by members of NuScale LLC; (iii) the completion of the Domestication by Spring Valley in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and the Companies Law (2021 Revision) of the Cayman Islands; (iv) Closing Acquiror Cash (as defined below) of at least $200,000,000 at the Closing; (v) covenant and representation and warranty bring down conditions; (vi) the absence of a material adverse effect on the respective parties; (vii) the execution of the Tax Receivable Agreement by NuScale Corp, NuScale LLC and the NuScale Equityholders; and (viii) the listing of NuScale Corp Class A Common Stock to be issued in the Transactions on Nasdaq. To the extent permitted by law, the conditions in the Merger Agreement may be waived by the parties thereto.
As used herein, “Closing Acquiror Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Closing; plus (b) all other cash and cash equivalents of Spring Valley as of immediately prior to the Closing; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Spring Valley Class A ordinary shares (to the extent not already paid); plus (d) the aggregate proceeds of the PIPE Investment (as defined below) that is actually paid to Spring Valley at or prior to the Closing; minus (e) any Transaction Expenses (as defined in the Merger Agreement) in excess of $43,000,000 in the aggregate.
In connection with entering into the Merger Agreement, Spring Valley entered into subscription agreements (as amended from time to time, the “Subscription Agreements”), each dated as of December 13, 2021, with certain institutional and other accredited investors (the “PIPE Investors”), pursuant to which, among other things, the PIPE Investors agreed to purchase an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock immediately prior to the Closing at an aggregate cash purchase price of $211,000,000 (the “PIPE Investment”). The Subscription Agreements contain customary representations, warranties, covenants and agreements of Spring Valley and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the PIPE Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by June 19, 2022 (which date is 30 days following the Termination Date under the Merger Agreement), other than as a result of breach by the terminating party).
All Spring Valley shareholders are cordially invited to attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the Proxy Statement/Prospectus as soon as possible. If you are a shareholder of record holding ordinary shares, you may also cast your vote in person at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, your failure to vote will have no effect on the vote count for the proposals to be voted on at the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the Proxy Statement/Prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your ordinary shares, please contact           , our proxy solicitor, by calling           , or banks and brokers can call collect at           .
Thank you for your participation. We look forward to your continued support.
, 2022	By Order of the Board of Directors,
William Quinn Chairman of the Board of Directors

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SPRING VALLEY CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SPRING VALLEY CLASS A ORDINARY SHARES AND SPRING VALLEY PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES UNDERLYING SUCH UNITS, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR SPRING VALLEY CLASS A ORDINARY SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS. IF THE TRANSACTIONS ARE NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE FOR MORE SPECIFIC INSTRUCTIONS.
This notice was mailed by Spring Valley on                 , 2022.

x

ADDITIONAL INFORMATION
If you have questions about the Transactions or the Special Meeting, or if you need to obtain copies of the enclosed Proxy Statement/Prospectus, proxy card or other documents incorporated by reference in the Proxy Statement/Prospectus, you may contact Spring Valley’s proxy solicitor listed below. You will not be charged for any of the documents you request.
MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Shareholders may call toll free: (800) 322-2885
Banks and Brokers may call collect: (212) 929-5500
In order for you to receive timely delivery of the documents in advance of the Special Meeting to be held on           , 2022, you must request the information no later than five business days prior to the date of the Special Meeting, by           , 2022.
You should rely only on information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from the information contained in or incorporated by reference into this document. This document is dated           , 2022. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Spring Valley shareholders, nor the issuance of equity by Spring Valley in connection with the Transactions subsequent to that date, will create any implication to the contrary. For a more detailed description of the information incorporated by reference in the enclosed Proxy Statement/Prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 272 of the enclosed Proxy Statement/Prospectus.

TRADEMARKS
NuScale Power, LLC, its logo, and its other registered and common law trade names, trademarks and service marks, including NuScale Power Module™, VOYGR™ and Triple Crown For Nuclear Plant Safety™, are the property of NuScale Power, LLC.
This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Proxy Statement/Prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS
When used in this Proxy Statement/Prospectus, unless the context otherwise requires:
•
“A&R NuScale LLC Agreement” refers to the Sixth Amended and Restated Limited Liability Company Agreement of NuScale LLC, which shall be effective at the Effective Time.

•
“Adjournment Proposal” refers to the Shareholder Proposal to be considered at the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

•
“Advisory Charter Proposal” refers to the eight sub-proposals to take effect upon the Closing if the Organizational Documents Proposal is approved consisting of Advisory Charter Proposal A, Advisory Charter Proposal B, Advisory Charter Proposal C, Advisory Charter Proposal D, Advisory Charter Proposal E, Advisory Charter Proposal F, Advisory Charter Proposal G and Advisory Charter Proposal H.

•
“ASC” refers to the Financial Accounting Standards Board Accounting Standards Codification.

•
“Cayman Islands Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as the same may be amended from time to time.

•
“CFIUS” means the Committee on Foreign Investment in the United States.

•
“Closing” refers to the closing of the Merger.

•
“Closing Acquiror Cash” refers to, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Closing; plus (b) all other cash and cash equivalents of Spring Valley as of immediately prior to the Closing; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Spring Valley Class A ordinary shares (to the extent not already paid); plus (d) the aggregate proceeds of the PIPE Investment that is actually paid to Spring Valley at or prior to the Closing; minus (e) any Transaction Expenses (as defined in the Merger Agreement) in excess of $43,000,000 in the aggregate.

•
“Closing Date” refers to the date on which the Closing actually occurs.

•
“Condition Precedent Proposals” refers, collectively, the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal.

•
“COVID-19” refers to the novel coronavirus pandemic.

•
“DGCL” refers to the Delaware General Corporation Law, as amended.

•
“DOE” refers to the U.S. Department of Energy.

•
“Domestication” refers to the continuation of Spring Valley by a way of domestication of Spring Valley into a Delaware corporation, with the ordinary shares of Spring Valley becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Act and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Proposed Charter (substantially in the form attached hereto at Annex C) consistent with the DGCL and changing the name and registered office of Spring Valley.

•
“EBITDA” refers to earnings/loss before interest, taxes, depreciation and amortization.

•
“Effective Time” refers to the time when the Merger is consummated upon the filing of articles of merger or at such later time as may be agreed by Spring Valley and NuScale LLC in writing and specified in such articles of merger.

•
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•
“Exchange Ratio” refers to the Exchange Ratio as defined in the Merger Agreement.

•
“Existing NuScale Common Units” refers to the “Common Units” of NuScale LLC as defined in the Existing NuScale LLCA.

•
“Existing NuScale LLCA” refers to the Fifth Amended and Restated Limited Liability Company Agreement of NuScale LLC.

•
“Existing Organizational Documents” refers to Spring Valley’s Amended and Restated Memorandum and Articles of Association.

•
“FASB” refers to the Financial Accounting Standards Board.

•
“Fluor” refers to Fluor Enterprises, Inc., a California corporation, which is wholly owned by Fluor Corporation (NYSE: FLR).

•
“Fluor Convertible Loan Agreement” refers to that certain Amended and Restated Senior Secured Convertible Loan Agreement, dated as of September 30, 2011, between Fluor and NuScale LLC, as amended from time to time.

•
“Fluor Convertible Note” refers to that certain amended and restated secured convertible promissory note issued by NuScale LLC on September 30, 2011 in the aggregate principal amount of $10,281,427.49 pursuant to the Fluor Convertible Loan Agreement.

•
“G&A” refers to general and administrative expenses.

•
“Initial Shareholders” refers to the Sponsor Sub and Spring Valley’s three independent directors.

•
“IPO” or “Initial Public Offering” refers to the initial public offering of Spring Valley, which closed on November 27, 2020.

•
“Merger” refers to the merger of Merger Sub with and into NuScale LLC, with NuScale LLC as the surviving entity.

•
“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of December 13, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time), by and among Spring Valley, Merger Sub and NuScale LLC, a copy of which is attached hereto as Annex A.

•
“Merger Sub” refers to Spring Valley Merger Sub, LLC, an Oregon limited liability company and a wholly owned subsidiary of Spring Valley.

•
“MWe” refers to one million watts of electric power.

•
“MWt” refer to one million watts of thermal power.

•
“Nasdaq” refers to the Nasdaq Capital Market LLC.

•
“NPM” refers to NuScale Power Module™.

•
“NRC” refers to the U.S. Nuclear Regulatory Commission.

•
“NuScale Corp” refers to NuScale Power Corporation, a Delaware corporation and the combined company following the consummation of the Transactions, and its consolidated subsidiaries, including NuScale LLC.

•
“NuScale Corp Board” refers to the board of directors of NuScale Corp after the closing of the Transactions.

•
“NuScale Corp Class A Common Stock” refers to shares of Class A common stock, par value $0.0001 per share, of NuScale Corp immediately after the Closing.

•
“NuScale Corp Class B Common Stock” refers to shares of Class B common stock, par value $0.0001 per share, of NuScale Corp immediately after the Closing.

•
“NuScale Corp Common Stock” refers collectively to shares of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock immediately after the Closing.

•
“NuScale Corp Private Placement Warrants” refers to the Spring Valley Private Placement Warrants immediately after the Closing.

•
“NuScale Corp Public Warrants” refers to the Spring Valley Public Warrants immediately after the Closing.

•
“NuScale Corp Warrants” refers collectively to the NuScale Corp Public Warrants and the NuScale Corp Private Placement Warrants immediately after the Closing.

•
“NuScale Equityholders” refers to the holders of NuScale LLC Units.

•
“NuScale LLC” refers to NuScale Power, LLC, an Oregon limited liability company.

•
“NuScale LLC Class A Units” refers to the Class A common units of NuScale LLC issued to NuScale Corp immediately after the Closing.

•
“NuScale LLC Class B Units” refers to non-voting, Class B common units of NuScale LLC existing immediately after the Closing.

•
“NuScale LLC Common Units” refers to the collective NuScale LLC limited liability company interests existing immediately after the Closing.

•
“NuScale LLC Units” refers to the collective NuScale LLC limited liability company interests existing immediately prior to the Effective Time to be reclassified into a number of NuScale LLC Class B Units in the Merger.

•
“PCAOB” refers to the Public Company Accounting Oversight Board.

•
“PIPE Investment” refers to the PIPE Investors’ commitment to purchase an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock immediately prior to the Closing at an aggregate cash purchase price of $211,000,000 pursuant to the Subscription Agreements, of which $30,000,000 has been committed by a foreign investor and is subject to review by CFIUS.

•
“PIPE Investors” refers, collectively, to the institutional and accredited investors that entered into Subscription Agreements with Spring Valley.

•
“Private Placement” refers to the private placement of 8,900,000 Spring Valley Private Placement Warrants, at a price of $1.00 per Spring Valley Private Placement Warrant with the Sponsor, generating gross proceeds of $8,900,000 consummated simultaneously with the closing of the Initial Public Offering on November 27, 2020.

•
“Proposed Bylaws” refers to the proposed new bylaws of NuScale Corp in connection with the Transactions.

•
“Proposed Charter” refers to the proposed new certificate of incorporation of NuScale Corp in connection with the Transactions.

•
“Proposed Organizational Documents” refers to the Proposed Charter and the Proposed Bylaws.

•
“Public Shareholder” refers to a holder of Public Shares.

•
“Public Shares” refers to Spring Valley Class A ordinary shares sold in the Initial Public Offering.

•
“Registration Rights Agreement” refers to that certain registration and shareholder rights agreement, dated November 23, 2020, that will be amended and restated prior to Closing.

•
“SEC” refers to the United States Securities and Exchange Commission.

•
“Securities Act” refers to the Securities Act of 1933, as amended.

•
“Shareholder Proposals” refer, collectively, to (i) the Merger Agreement Proposal, (ii) the Domestication Proposal, (iii) the Organizational Documents Proposal, (iv) the Advisory Charter Proposals, (v) the Nasdaq Proposal, (vi) the Director Election Proposal, (vii) the Long-Term Incentive Proposal and (viii) the Adjournment Proposal.

•
“SMR” refers to a small modular reactor.

•
“Special Meeting” refers to the extraordinary general meeting of Spring Valley to be held on           , 2022 at           a.m., Central Time, to vote on matters relating to the Transactions.

•
“Sponsor” refers to Spring Valley Acquisition Sponsor, LLC, a Delaware limited liability company.

•
“Sponsor Letter Agreement” refers to the sponsor letter agreement, dated as of December 13, 2021, by and among Sponsor Sub, Spring Valley and NuScale LLC.

•
“Sponsor Sub” refers to SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company.

•
“Spring Valley” refers to Spring Valley Acquisition Corp., a special purpose acquisition company incorporated as a Cayman Islands exempt company.

•
“Spring Valley Board” refers to the Spring Valley board of directors.

•
“Spring Valley Class A ordinary shares” refers to the Class A ordinary shares, par value $0.0001 per share, of Spring Valley that were previously sold pursuant to Spring Valley’s Registration Statement on Form S-1 (File No. 333-249067) that will automatically convert by operation of law into a number of shares of NuScale Corp Class A Common Stock on a one-for-one basis, as a result of the Domestication.

•
“Spring Valley Class B ordinary shares” refers to the Class B ordinary shares, par value $0.0001 per share of Spring Valley that will automatically convert by operation of law into a number of shares of Spring Valley Class A ordinary shares immediately prior to the Domestication, which will then automatically convert by operation of law into a number of shares of NuScale Corp Class A Common Stock on a one-for-one basis, as a result of the Domestication.

•
“Spring Valley Founder Shares” refers to Spring Valley Class B ordinary shares purchased prior to the Initial Public Offering.

•
“Spring Valley Letter Agreement” refers to that certain Letter Agreement, dated November 23, 2020, by and between Spring Valley, the Sponsor and each of the officers and directors of Spring Valley.

•
“Spring Valley ordinary shares” refers to the collective shares of Spring Valley Class A ordinary shares and Spring Valley Class B ordinary shares.

•
“Spring Valley Private Placement Warrants” refers to the 8,900,000 warrants to purchase Spring Valley Class A ordinary shares that were issued in a private placement concurrently with the IPO.

•
“Spring Valley Public Warrants” refers to the 11,500,000 redeemable warrants issued in the IPO, entitling the holder thereof to purchase Spring Valley Class A ordinary shares.

•
“Spring Valley Share Redemptions” refers to the exercise of redemption rights by any Spring Valley shareholder.

•
“Spring Valley Warrants” refers collectively to the Spring Valley Private Placement Warrants together with the Spring Valley Public Warrants.

•
“Subscription Agreements” refers to the subscription agreements (as amended from time to time) that Spring Valley entered into with the PIPE Investors in connection with the Merger Agreement, each dated as of December 13, 2021.

•
“Support Agreements” refers to the support agreements, dated as of December 13, 2021, by and among Sponsor Sub, each of Spring Valley’s directors and NuScale LLC.

•
“Tax Receivable Agreement” refers to that certain tax receivable agreement that will be entered into concurrent with the Closing by and among NuScale Corp, NuScale LLC and the NuScale Equityholders.

•
“Transactions” refers to the transactions contemplated by the Merger Agreement.

•
“Trust Account” refers to the trust account of Spring Valley which holds the net proceeds from the IPO and certain of the proceeds received in respect of the PIPE investment, together with interest earned thereon, less amounts released to pay taxes.

•
“Units” refers to a unit which Spring Valley sold in the IPO consisting of one Spring Valley Class A ordinary share and one half of a Spring Valley Public Warrant.

•
“U.S. GAAP” or “GAAP” refers to generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

•
“VWAP” refers to the dollar volume-weighted average price.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Proxy Statement/Prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including those relating to the Transactions. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Proxy Statement/Prospectus may include, for example, statements about:
•
our ability to complete the Merger with NuScale LLC or, if we do not consummate such Merger, any other initial business combination;

•
satisfaction or waiver of the conditions to the Merger including, among others: (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) any applicable waiting period under the Hart-Scott-Rodino Act of 1976, as amended (the “HSR Act”), relating to the Merger Agreement having expired or been terminated; (iii) Closing Acquiror Cash of at least $200 million; and (iv) the approval by Nasdaq of our initial listing application in connection with the Transactions;

•
our receipt of the aggregate proceeds of the PIPE Investment from the PIPE Investors;

•
the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Spring Valley and NuScale LLC following the announcement of the Transactions, that could give rise to the termination of the Merger Agreement;

•
NuScale Corp’s financial and business performance following the Transactions, including financial projections and business metrics;

•
the ability to obtain and/or maintain the listing of the NuScale Corp Class A Common Stock and the warrants to acquire NuScale Corp Class A Common Stock on Nasdaq, and the potential liquidity and trading of such securities;

•
the amount of redemptions made by Public Shareholders;

•
the risk that the proposed Transactions disrupt current plans and operations of NuScale LLC as a result of the announcement and consummation of the proposed Transactions;

•
the ability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees;

•
the ability to obtain regulatory approvals for NuScale Corp to deploy its SMRs in the United States and abroad;

•
costs related to the proposed Transactions;

•
changes in applicable laws or regulations;

•
our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Transactions, and our ability to attract and retain key personnel;

•
our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Transactions;

•
forecasts regarding end-customer adoption rates and demand for NuScale Corp’s products in markets that are new and rapidly evolving;

•
macroeconomic conditions resulting from COVID-19;

•
availability of a limited number of suppliers for NuScale Corp’s products and services;

•
increases in costs, disruption of supply, or shortage of materials;

•
NuScale Corp’s dependence on a small number of customers, and failure to add new customers or expand sales to NuScale Corp’s existing customers;

•
substantial regulations, which are evolving, and unfavorable changes or failure by NuScale Corp to comply with these regulations;

•
product liability claims, which could harm NuScale Corp’s financial condition and liquidity if NuScale Corp is not able to successfully defend or insure against such claims;

•
changes to United States trade policies, including new tariffs or the renegotiation or termination of existing trade agreements or treaties;

•
various environmental and safety laws and regulations that could impose substantial costs upon NuScale Corp and negatively impact NuScale Corp’s ability to operate NuScale Corp’s manufacturing facilities; outages and disruptions of NuScale Corp’s services if it fails to maintain adequate security and supporting infrastructure as it scales NuScale Corp’s information technology systems;

•
availability of additional capital to support business growth;

•
failure to protect NuScale Corp’s intellectual property;

•
intellectual property rights claims by third parties, which could be costly to defend, related significant damages and resulting limits on NuScale Corp’s ability to use certain technologies, developments and projections relating to NuScale Corp’s competitors and industry;

•
the anticipated growth rates and market opportunities of NuScale Corp;

•
the period over which NuScale Corp anticipates its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements;

•
the potential for NuScale Corp’s business development efforts to maximize the potential value of its portfolio;

•
NuScale Corp’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•
NuScale Corp’s financial performance;

•
the inability to develop and maintain effective internal controls;

•
the diversion of management’s attention and consumption of resources as a result of potential acquisitions of other companies;

•
failure to maintain adequate operational and financial resources or raise additional capital or generate sufficient cash flows;

•
cyber-attacks and security vulnerabilities;

•
the effect of COVID-19 pandemic on the foregoing, including our ability to consummate the Transactions due to the uncertainty resulting from the recent COVID-19 pandemic; and

•
other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this Proxy Statement/Prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us and/or NuScale Corp. There can be no assurance that future developments affecting us and/or NuScale Corp will be those that we and/or NuScale Corp have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of NuScale Corp) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Neither we nor NuScale Corp undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future.
Before any shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the Special Meeting, such shareholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this Proxy Statement/Prospectus may adversely affect us.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS
AND THE EXTRAORDINARY GENERAL MEETING
The following are answers to certain questions that you may have regarding the Transactions and the Special Meeting. We urge you to read carefully the remainder of this Proxy Statement/Prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this Proxy Statement/Prospectus and the documents incorporated by reference herein.
QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS
Q:
WHAT ARE THE TRANSACTIONS?

A:
Spring Valley, Merger Sub and NuScale LLC have entered into the Merger Agreement pursuant to which, among other things:

(a)
Spring Valley shall domesticate as a corporation in the State of Delaware and change its name to NuScale Power Corporation.

(b)
Upon consummation of the Transactions, the combined company will be organized in an “UP-C” structure, which allows the NuScale Equityholders to retain their equity ownership in NuScale LLC and provides potential future tax benefits for NuScale Corp and the NuScale Equityholders when the NuScale Equityholders ultimately exchange their NuScale LLC equity for NuScale Corp Class A Common Stock that would not be achievable apart from the “UP-C” structure and that will be shared with the NuScale Equityholders under a tax receivable agreement. Upon completion of the Transactions, (i) NuScale Corp will be the sole manager of NuScale LLC, (ii) NuScale LLC will directly or indirectly hold substantially all of the consolidated assets and business of NuScale Corp and (iii) NuScale Corp will consolidate the financial results of NuScale LLC in its combined financial statements. Though the “UP-C” structure will result in NuScale Corp and NuScale LLC being separate entities, the legal entity structure (with NuScale Corp being the sole manager of NuScale LLC) will provide the holders of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock with the same governance rights of the Company in all material respects as if an “UP-C” structure was not utilized.

(c)
All membership interests of Merger Sub shall be converted into the Pass Through Number (as defined below) of NuScale LLC Class A Units and NuScale Corp shall be admitted as a member and designated as the sole manager of NuScale LLC. The “Pass Through Number” is equal to the number of shares, after consummation of the Domestication, of NuScale Corp Class A Common Stock that are outstanding immediately after the Closing, after giving effect to all transactions contemplated by the Merger Agreement and in the Subscription Agreements.

(d)
The Existing NuScale LLCA will be amended and restated to become the A&R NuScale LLC Agreement and, in connection therewith, (1) each preferred unit of NuScale LLC will be re-classified into a certain number of Existing NuScale Common Units, and immediately after such re-classification, (2) each Existing NuScale Common Unit will be re-classified into a number of NuScale LLC Class B Units equal to the Exchange Ratio (as defined in the Merger Agreement) and (3) each holder of Existing NuScale Common Units will receive a number of shares of duly authorized, validly issued, fully paid and nonassessable, non-economic voting shares of NuScale Corp Class B Common Stock equal to the number of NuScale LLC Class B Units held by such NuScale Equityholder as a result of clause (2) above. The A&R NuScale LLC Agreement will provide the holders of NuScale LLC Class B Units the right to exchange their NuScale LLC Class B Units, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, for NuScale Corp Class A Common Stock (or cash), subject to certain restrictions set forth therein.

(e)
Each option to purchase one Existing NuScale Common Unit (a “NuScale Option”) will be converted into an economically equivalent number of options to purchase shares of NuScale Corp Class A Common Stock based on the Exchange Ratio with the same aggregate exercise price, terms and conditions (including vesting and exercisability terms) as were applicable to the NuScale Option immediately prior to the Effective Time.
(f)
On or prior to the Closing Date, NuScale LLC shall cause the outstanding principal and unpaid accrued interest due on the outstanding Fluor Convertible Note to be converted into Existing NuScale Common Units (which will then be converted into and exchanged for NuScale LLC Class B Units and NuScale Corp Class B Common Stock in accordance with clause (d)(2) and (d)(3) above), and such converted Fluor Convertible Notes will no longer be outstanding and will cease to exist. Any liens securing obligations under Fluor Convertible Notes will be released and each holder of Fluor Convertible Notes will thereafter cease to have any rights with respect to such securities.

(g)
Immediately prior to the Domestication, each of the Spring Valley Class B ordinary shares that are issued and outstanding immediately prior to the Domestication will be converted into Spring Valley Class A ordinary shares, which will then automatically convert by operation of law into one share of NuScale Corp Class A Common Stock as a result of the Domestication.

Spring Valley will hold the Special Meeting to, among other things, obtain the approvals required for the Transactions and you are receiving this Proxy Statement/Prospectus in connection with such meeting. See “The Transactions — The Merger Agreement” beginning on page 79. In addition, a copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A. We urge you to read carefully this Proxy Statement/Prospectus and the Merger Agreement in their entirety. See “The Transactions — Related Agreements” for additional information on related agreements, including the Tax Receivable Agreement, being entered into in connection with the consummation of the Transactions.
Q:
WHY AM I RECEIVING THIS DOCUMENT?

A:
Spring Valley is sending this Proxy Statement/Prospectus to its shareholders to help them decide how to vote their Spring Valley ordinary shares with respect to the matters to be considered at the Special Meeting.

The Merger cannot be completed unless Spring Valley’s shareholders approve the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal set forth in this Proxy Statement/Prospectus for their approval. Information about the Special Meeting, the Transactions and the other business to be considered by shareholders at the Special Meeting is contained in this Proxy Statement/Prospectus.
This document constitutes a proxy statement of Spring Valley and a prospectus of Spring Valley. It is a proxy statement because the Spring Valley Board is soliciting proxies using this Proxy Statement/Prospectus from its shareholders. It is a prospectus because Spring Valley, in connection with the Merger Agreement and the Transactions contemplated thereby, is offering shares of NuScale Corp Class A Common Stock in exchange for outstanding Spring Valley Class A ordinary shares. See “The Transactions — The Merger Agreement — Conversion; Consideration to NuScale Equityholders in the Transactions.”
Q:
WHAT WILL SPRING VALLEY SHAREHOLDERS OWN AS A RESULT OF THE TRANSACTIONS?

A:
As of the date of this Proxy Statement/Prospectus, there are 28,750,000 Spring Valley ordinary shares issued and outstanding, which includes an aggregate of 5,750,000 Spring Valley Class B ordinary shares held by the Initial Shareholders, including the Sponsor Sub. In addition, as of the date of this Proxy Statement/Prospectus, there is outstanding an aggregate of 20,400,000 Spring Valley Warrants to acquire ordinary shares, comprised of 11,500,000 Spring Valley Public Warrants and 8,900,000 Spring Valley Private Placement Warrants to acquire Spring Valley Class A ordinary shares.

Following the consummation of the Transactions, and assuming, among other things, (1) that no Spring Valley shareholders exercise redemption rights with respect to their Spring Valley ordinary shares upon completion of the Transactions and (2) no exchange of NuScale LLC Class B Units and

NuScale Corp Class B Common Stock for shares of NuScale Corp Class A Common Stock by NuScale Equityholders, holders of Spring Valley Class A ordinary shares and holders of Spring Valley Class B ordinary shares (including the Sponsor and its affiliates) will hold 47.6% and 8.3%, respectively, of the issued and outstanding shares of NuScale Corp Class A Common Stock and 0% of the issued and outstanding shares of NuScale Corp Class B Common Stock, and will accordingly hold 10.2% and 1.8%, respectively, of the NuScale Corp Common Stock expected to be outstanding immediately after the Transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” and “The Transactions — Ownership of NuScale Corp” for additional information pertaining to the ownership of NuScale Corp following the consummation of the Transactions.
Q:
WHAT WILL NUSCALE EQUITYHOLDERS RECEIVE AS A RESULT OF THE TRANSACTIONS?

A:
As of the date of this Proxy Statement/Prospectus, there are 648,938,723.23 issued and outstanding NuScale LLC Units, 15,676,293.60 of which are designated as Common Units, 336,826,395.91 of which are designated as Series A Preferred Units, 67,674,314.93 of which are designated as Series A-1 Preferred Units, 68,348,828.04 of which are designated as Series A-2 Preferred Units, 60,091,287.13 of which are designated as Series A-3 Preferred Units, 30,903,171.56 of which are designated as Series A-4 Preferred Units and 69,418,432.05 of which are designated as Series A-5 Preferred Units pursuant to the Existing NuScale LLCA.

Following the consummation of the Transactions, and assuming, among other things, that no Spring Valley shareholders exercise redemption rights with respect to their Spring Valley ordinary shares upon completion of the Transactions, the NuScale Equityholders will hold 0% of the issued and outstanding NuScale Corp Class A Common Stock and 100% of the NuScale Corp Class B Common Stock, and accordingly will hold 78.6% of the NuScale Corp Common Stock expected to be outstanding immediately after the Transactions, and will hold 100% of the NuScale LLC Class B Units expected to be outstanding immediately after the Transactions. See “Unaudited Pro Forma Condensed Combined Financial Information” and “The Transactions — Ownership of NuScale Corp” for additional information pertaining to the ownership of NuScale Corp following the consummation of the Transactions.
Q:
WHAT EQUITY STAKE WILL CURRENT SPRING VALLEY SHAREHOLDERS AND NUSCALE EQUITYHOLDERS HOLD IN NUSCALE CORP IMMEDIATELY AFTER THE CONSUMMATION OF THE TRANSACTIONS?

A:
The following table summarizes the pro forma economic ownership of NuScale Corp Class A Common Stock following the consummation of the Transactions under the two redemption scenarios contemplated by this Proxy Statement/Prospectus (assuming, among other things, the full conversion of NuScale LLC Class B Units and NuScale Corp Class B Common Stock for shares of NuScale Corp Class A Common Stock by all NuScale Equityholders). For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

	Economic Interests in NuScale Corp
	Assuming No Redemptions(1)	Assuming Maximum Redemptions(2)
Spring Valley Public Shareholders	10.2%	0.0%
Initial Shareholders(3)	1.8%	1.7%
PIPE Investors	9.4%	10.5%
NuScale Equityholders	78.6%	87.8%
Total	100%	100%

(1)
Assumes that no Spring Valley Public Shareholders exercise redemption rights with respect to their Spring Valley Class A ordinary shares for a pro rata share of the funds in the Trust Account.

(2)
Assumes that Spring Valley Public Shareholders holding all 23,000,000 Spring Valley Class A ordinary shares will exercise their redemption rights for an aggregate payment of $232.2 million (based on the estimated per share redemption price of approximately $10.10 per share) from the Trust Account.
(3)
Includes 4,023,803 shares (including 3,903,803 shares held by the Sponsor and its affiliates) of NuScale Corp Class A Common Stock in the Assuming No Redemptions scenario, or 3,371,335 shares (including 3,251,335 shares held by the Sponsor and its affiliates) of NuScale Corp Class A Common Stock in the Assuming Maximum Redemptions scenario, subject to certain vesting forfeiture terms with respect to up to 35% of the NuScale Corp Common Stock beneficially owned by Sponsor immediately following the Closing. In both scenarios, does not include 500,000 shares to be acquired by certain affiliates of Spring Valley in the PIPE Investment.

The actual results will likely be within the parameters described by these two scenarios; however, there can be no assurance regarding which scenario will be closer to the actual results. Please see the section entitled “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Q:
WHAT HAPPENS IF A SUBSTANTIAL NUMBER OF THE PUBLIC SHAREHOLDERS VOTE IN FAVOR OF THE MERGER AGREEMENT PROPOSAL AND EXERCISE THEIR REDEMPTION RIGHTS?

A:
Our Public Shareholders are not required to vote “AGAINST” the Merger Agreement Proposal in order to exercise their redemption rights. Accordingly, the Merger may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders, subject to the satisfaction or waiver of the condition that Closing Acquiror Cash equals no less than $200 million.

In no event will Spring Valley redeem Public Shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the Transactions and the PIPE Investment.
Additionally, as a result of redemptions, the trading market for the NuScale Corp Common Stock may be less liquid than the market for the Public Shares was prior to consummation of the Transactions and we may not be able to meet the listing standards for Nasdaq or another national securities exchange.
Q:
WHAT CONDITIONS MUST BE SATISFIED TO COMPLETE THE MERGER?

A:
The consummation of the Merger is conditioned upon, among other things, (i) the approval by the Spring Valley shareholders of the Condition Precedent Proposals being obtained; (ii) any applicable waiting period under the HSR Act relating to the Merger having expired or been terminated; (iii) the aggregate Closing Acquiror Cash being at least $200 million; and (iv) the NuScale Corp Common Stock to be issued in connection with the Transactions having been approved for listing on Nasdaq. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Merger may not be consummated. For more information about conditions to the consummation of the Merger, see “The Transactions — The Merger Agreement.”

Q:
WHEN WILL THE TRANSACTIONS BE COMPLETED?

A:
The parties currently expect that the Transactions will be completed during the first half of 2022. However, neither Spring Valley nor NuScale LLC can assure you of when or if the Transactions will be completed, and it is possible that factors outside of the control of the companies could result in the Transactions being completed at a different time or not at all. See “Risk Factors — Risks Related to the Transactions and Spring Valley.” The Merger Agreement may be terminated by either NuScale LLC or Spring Valley if the Merger is not consummated by May 20, 2022, (as such date may be extended upon the mutual written consent of NuScale LLC and Spring Valley). See “The Transactions” beginning on page 79.

Q:
WHAT HAPPENS IF THE TRANSACTIONS ARE NOT COMPLETED?

A:
If Spring Valley is not able to complete the Merger with NuScale LLC for any reason nor able to complete another business combination by May 27, 2022 (or November 27, 2022 if extended at the

Sponsor’s option), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Spring Valley Board, liquidate and dissolve, subject in the cases of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
QUESTIONS AND ANSWERS ABOUT SPRING VALLEY’S SPECIAL MEETING
Q:
WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
Spring Valley shareholders are being asked to vote on the following Shareholder Proposals:

1.
the Merger Agreement Proposal;

2.
the Domestication Proposal;

3.
the Organizational Documents Proposal;

4.
the Advisory Charter Proposal;

5.
the Nasdaq Proposal;

6.
the Director Election Proposal;

7.
the Long-Term Incentive Plan Proposal; and

8.
the Adjournment Proposal.

The Merger is conditioned upon the approval of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal, subject to the terms of the Merger Agreement. The Merger is not conditioned on the approval of the Advisory Charter Proposal or the Adjournment Proposal. If the Merger Agreement Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.
Q:
WHY IS SPRING VALLEY PROPOSING THE TRANSACTIONS?

A:
Spring Valley is a blank check company incorporated on August 20, 2020 as a Cayman Islands exempted entity for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, which we refer to throughout this Proxy Statement/Prospectus as our initial business combination. Based on Spring Valley’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Spring Valley has identified several general criteria and guidelines to evaluate prospective acquisition opportunities. Spring Valley has sought to acquire a business or company that: (i) is sustainability or energy transition focused; (ii) has an established business and recognized market leaders; (iii) will benefit from being a public company; (iv) has an experienced management team; (v) has an attractive long term business model; (vi) utilizes technology to create a strong barrier to entry; (vii) has a large addressable market; and (viii) has the potential to generate strong free cash flow.
Based on its due diligence investigations of NuScale LLC and the industry in which it operates, including the financial and other information provided by NuScale LLC in the course of negotiations, the Spring Valley Board believes that NuScale LLC meets the general criteria and guidelines listed above.

However, there is no assurance of this. See “The Transactions — The Spring Valley Board’s Reasons for the Transactions.”
Although the Spring Valley Board believes that the Merger with NuScale LLC presents a unique business combination opportunity and is in the best interests of Spring Valley and its shareholders, the Spring Valley Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “The Transactions —  The Spring Valley Board’s Reasons for the Transactions” and “Risk Factors — Risks Related to NuScale LLC’s Business and Industry.”
Q:
WHAT IS THE TAX RECEIVABLE AGREEMENT?

A:
In connection with the Closing, NuScale Corp will enter into the Tax Receivable Agreement with NuScale LLC, each of the TRA Holders (as defined in the Tax Receivable Agreement) party thereto and Fluor, in its capacity as TRA Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future. NuScale Corp’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein. These payments are the obligation of NuScale Corp and not of NuScale LLC.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless NuScale Corp exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including upon a change of control). For more information on the Tax Receivable Agreement, please see the sections entitled “Risk Factors — Risks Related to Our Structure and Governance — Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay to certain NuScale Equityholders 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and related tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future, and those payments be be substantial” and “Certain Relationships and Related Party Transactions  —  Tax Receivable Agreement.
Q:
HOW WILL THE COMBINED COMPANY BE MANAGED FOLLOWING THE TRANSACTIONS?

A:
Immediately following the Closing, it is expected that the current management of NuScale LLC will become the management of NuScale Corp, and the NuScale Corp Board will initially consist of eight (8) directors. Pursuant to the Merger Agreement, the NuScale Corp Board will initially consist of (i) seven (7) individuals designated by NuScale LLC, three (3) of whom shall each qualify as “independent directors” under the applicable listing and corporate governance rules and regulations of Nasdaq, and (ii) one (1) individual designated by Spring Valley. Please see the section entitled “Management of NuScale Prior To and Following the Transactions” for further information.

Q:
DID THE SPRING VALLEY BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE TRANSACTIONS?

A:
The Spring Valley Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Transactions. Spring Valley’s officers, directors and advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Spring Valley’s financial advisors, enabled them to make the necessary analyses and determinations regarding the Transactions. In addition, Spring Valley’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Spring Valley’s officers, board of directors and advisors in valuing NuScale LLC’s business.

Q:
DO I HAVE REDEMPTION RIGHTS?

A:
If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash if you follow the procedures and deadlines described elsewhere in this Proxy Statement/Prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Merger Agreement Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such shares would be converted into NuScale Corp Class A Common Stock in connection with the Transactions.
The Initial Shareholders have agreed to waive their redemption rights with respect to all of their Spring Valley Class B ordinary shares in connection with the consummation of the Transactions. As is customary in transactions of this type, the Initial Shareholders did not receive any consideration for waiving their redemption rights. Such Spring Valley Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
Q:
HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:
If you are a holder of Spring Valley Class A ordinary shares and wish to exercise your redemption rights, you must demand that Spring Valley redeem your shares for cash no later than the second business day preceding the vote on the Merger Agreement Proposal by delivering your share certificates (if any) and other redemption forms to Continental Stock Transfer & Trust Company, Spring Valley’s transfer agent (the “transfer agent” or “Continental”), physically or electronically using The Depository Trust Company’s (“DTC”) Deposit and Withdrawal at Custodian (“DWAC”) system prior to the vote at the Special Meeting. Holders of Units must elect to separate the underlying Spring Valley Class A ordinary shares and Spring Valley Public Warrants prior to exercising redemption rights with respect to the Spring Valley Class A ordinary shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into underlying Spring Valley Class A ordinary shares and Spring Valley Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Any holder of Spring Valley Class A ordinary shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $      , or approximately $      per Spring Valley Class A ordinary share, as of           , 2022, the record date). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Spring Valley to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), will be paid promptly upon consummation of the Transactions. However, the proceeds deposited in the Trust Account could become subject to the claims of Spring Valley’s creditors, if any, which could have priority over the claims of Spring Valley’s Public Shareholders, regardless of whether such Public Shareholders vote for or against the Merger Agreement Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Shareholder Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption made by a holder of Spring Valley Class A ordinary shares may not be withdrawn once submitted to Spring Valley unless the Spring Valley Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).
Any corrected or changed proxy card or written demand of redemption rights must be received by the transfer agent prior to the vote taken on the Merger Agreement Proposal at the Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the transfer agent prior to the vote at the Special Meeting.
If a holder of Spring Valley Class A ordinary shares properly makes a request for redemption and the certificates for the Spring Valley Class A ordinary shares (if any) along with the redemption forms are delivered as described to Spring Valley’s transfer agent as described herein, then, if the Transactions are consummated, Spring Valley will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Spring Valley Class A ordinary shares for cash.
Q:
HOW DO REDEMPTIONS AFFECT THE VALUE OF MY NUSCALE CORP COMMON STOCK?

A: The value of shares of NuScale Corp Common Stock held by a non-redeeming Spring Valley Public Shareholder may be affected by the number of shares that are redeemed, as well as other events that may significantly dilute the value of such shares of NuScale Corp Common Stock. The following table shows the potential effect of varying levels of redemptions and certain dilutive events on the per share value of the NuScale Corp Common Stock held by non-redeeming Spring Valley Public Shareholders, in each case assuming an enterprise value of $1.875 billion for NuScale Corp upon consummation of the Merger.
	No Redemption Scenario	50% Redemption Scenario	Maximum Redemption Scenario
Shares held by Spring Valley Public Shareholders	23,000,000	11,500,000	—
Spring Valley Founder Shares(1)	4,023,803	3,716,155	3,371,335
PIPE Shares	21,300,002	21,300,002	21,300,002
NuScale Equityholders	177,782,129	177,782,129	177,782,129
Total Shares	226,105,934	214,298,286	202,453,466
Remaining NuScale Consideration Shares issuable upon exercise of NuScale Corp Options	15,485,125	15,485,125	15,485,125
NuScale Corp Class A Common Stock issuable upon exercise of the Spring Valley Warrants	20,400,000	20,400,000	20,400,000
Other – Earn Out Shares(1)	1,726,197	1,560,540	1,374,869
Total Diluted Shares at Closing	263,717,256	251,743,951	239,713,460
Implied Value per Share:
Shares issued and outstanding(2)	$9.32	$9.29	$9.26
Shares issued, outstanding and fully diluted(3)	$8.55	$8.48	$8.41
Shares issued, outstanding, fully diluted assuming full vesting of Earn Out Shares(4)	$7.99	$7.91	$7.82
Effective Deferred Underwriting Fee per Share:(5)
Shares issued and outstanding(2)	0.38%	0.40%	0.43%
Shares issued, outstanding and fully diluted(3)	3.07%	3.22%	3.38%
Shares issued, outstanding, fully diluted assuming full vesting of Earn Out Shares(4)	3.05%	3.20%	3.36%

(1)
Pursuant to the Sponsor Letter Agreement, if available cash is less than $432 million, at the Closing, Sponsor shall forfeit and cancel a number of Spring Valley Founder Shares equal to 1,003,796 in the Assuming Maximum Redemption scenario or 473,305 in the Assuming 50% Redemption scenario. Spring Valley Founders Shares includes “Earn Out Shares.” Fifty percent of the Earn Out Shares vest, pursuant to the Sponsor Letter Agreement, if NuScale Corp trades at $12.00 per share or higher on the Closing Date or if, over any 20 trading days within a 30-day window during the 60 months following the closing, the dollar volume-weighted average price (“VWAP”) is greater than or equal to $12.00 per share. The remainder of the Earn Out Shares vest if NuScale Corp trades at $14.00 per share or higher on the closing date or if, over any 20 trading days within a 30-day window during the 60 months following the closing, the VWAP is greater than or equal to $12.00 per share.
(2)
Calculation of implied value per share assumes (i) enterprise value of $1.875 billion of NuScale Corp upon consummation of the Merger, (ii) $211,000,000 of cash proceeds received from the PIPE Investment upon consummation of the Merger, (iii) approximately $232,316,486 of funds in the Trust Account immediately prior to any redemptions, (iv) no exercise of the 15,485,125 NuScale Corp Options, and (v) no exercise of the 20,400,000 NuScale Corp Warrants that will remain outstanding after consummation of the Merger regardless of the level of redemptions.

(3)
Calculation of implied value per share assumes (i) enterprise value of $1.875 billion of NuScale Corp upon consummation of the Merger, (ii) $211,000,000 of cash proceeds received from the PIPE Investment upon consummation of the Merger, (iii) approximately $232,316,486 of funds in the Trust Account immediately prior to any redemptions, (iv) exercise of the 15,485,125 NuScale Corp Options and (v) exercise of the 20,400,000 NuScale Corp Warrants that will remain outstanding after consummation of the Merger regardless of the level of redemptions.

(4)
Calculation of implied value per share assumes (i) enterprise value of $1.875 billion of NuScale Corp upon consummation of the Merger, (ii) $211,000,000 of cash proceeds received from the PIPE Investment upon consummation of the Merger, (iii) approximately $232,316,486 of funds in the Trust Account immediately prior to any redemptions, (iv) exercise of the 15,485,125 NuScale Corp Options, (v) exercise of the 20,400,000 NuScale Corp Warrants that will remain outstanding after consummation of the Merger regardless of the level of redemptions, and (vi) the Earn Out Shares indicated for each redemption scenario.

(5)
Reflects $8,050,000 in deferred underwriting fees in connection with Spring Valley’s Initial Public Offering.

The foregoing table is provided for illustrative purposes only and there can be no assurance that the NuScale Corp Common Stock will trade at the illustrative per share values set forth therein, regardless of the levels of redemption. See “Risk Factors — Risks Related to the Transactions and Spring Valley — The price of NuScale Corp Common Stock and NuScale Corp’s warrants may be volatile.” Further, we have not received any indications from shareholders regarding their intentions to redeem or retain their shares of Spring Valley Class A ordinary shares upon consummation of the Merger and have not formulated any expectation as to which, if any, of the illustrative scenarios included in the foregoing table is most likely.
Q:
WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:
We expect that a U.S. Holder (as defined in “Material United States Federal Income Tax Considerations — U.S.Holders” below) that exercises its redemption rights to receive cash from the Trust Account in exchange for its Public Shares will generally be treated as selling such Public Shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for United States federal income tax purposes depending on the amount of NuScale Corp Common Stock that a U.S. Holder owns or is deemed to own (including through the ownership of NuScale Corp warrants). For a more complete discussion of the United States federal income tax considerations of an exercise of redemption rights, see “Material United States Federal Income Tax Considerations.”

Additionally, because the Domestication will occur immediately prior to the redemption of shares from U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the potential tax consequences of the rules applicable to a company treated as a “passive foreign investment company” (“PFIC”) as a result of the Domestication. The tax consequences of exercising redemption rights are discussed more fully below under “Material United States Federal Income Tax Considerations — U.S. Holders — Effects to U.S.Holders of Exercising Redemption Rights” beginning on page 157.

Q:
DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED MERGER AND THE PROPOSED DOMESTICATION?

A:
No. Neither Spring Valley shareholders nor Spring Valley warrant holders have appraisal rights in connection with the Merger or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Q:
WHY IS SPRING VALLEY PROPOSING THE DOMESTICATION?

A:
The Spring Valley Board believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, the Spring Valley Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The Spring Valley Board believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of Spring Valley and its shareholders, including, (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of the foregoing are discussed in greater detail in the section entitled “Proposal No. 2 — The Domestication Proposal  —  Reasons for the Domestication.”

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.
The approval of the Domestication Proposal is a condition to Closing under the Merger Agreement. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Q:
WHAT IS INVOLVED WITH THE DOMESTICATION?

A:
The Domestication will require Spring Valley to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, Spring Valley will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Transactions, Spring Valley will continue as a Delaware corporation. The Existing Organizational Documents will be replaced by the Proposed Organizational Documents and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law. For further details, please see “Proposal No. 2 — The Domestication Proposal.”

Q:
HOW WILL THE DOMESTICATION AFFECT MY PUBLIC SHARES, PUBLIC WARRANTS AND UNITS?

A:
On the effective date of the Domestication, (i) if you choose not to redeem your Public Shares for cash, then (a) each then issued and outstanding Spring Valley Class A ordinary share that you hold will convert automatically, on a one-for-one basis, into one share of NuScale Corp Class A Common Stock and (b) each then issued and outstanding Spring Valley Public Warrant that you hold will convert automatically, on a one-for-one basis, into a warrant to acquire NuScale Corp Class A Common Stock; and (ii) NuScale Corp Class B Common Stock shall be authorized, each share of which will have voting rights equal to a share of NuScale Corp Class A Common Stock but which shall have no entitlement to earnings or distributions of NuScale Corp.

Q:
WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE TRANSACTIONS?

A:
Following the closing of the Initial Public Offering, an amount equal to $232,300,000 ($10.10 per unit) of the net proceeds from our Initial Public Offering and the sale of the Spring Valley Private Placement

Warrants were placed in the Trust Account. As of September 30, 2021, funds in the Trust Account totaled approximately $232,316,486, all of which were held in United States treasury securities. These funds will remain in the Trust Account, except for the withdrawal of interest to pay income taxes, if any, until the earliest of (i) the completion of a business combination (including the closing of the Transactions) or (ii) the redemption of all of the Public Shares if we are unable to complete a business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), subject to applicable law.
If our initial business combination is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination or used for redemptions or purchases of the Public Shares, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of NuScale Corp, the payment of principal or interest due on indebtedness incurred in completing our Transactions, to fund the purchase of other companies or for working capital. See “Summary — Sources and Uses of Cash for the Transactions.”
Q:
WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION?

A:
As discussed more fully under “Material United States Federal Income Tax Considerations” below, it is intended that the Domestication qualify as a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Spring Valley, this result is not entirely clear. Assuming that the Domestication so qualifies, U.S. Holders (as defined in “Material United States Federal Income Tax Considerations — U.S. Holders” below) of Spring Valley ordinary shares will be subject to Section 367(b) of the Code and, as a result:

A U.S. Holder of Spring Valley ordinary shares whose Spring Valley ordinary shares have a fair market value of less than $50,000 at the time of the Domestication should not recognize any gain or loss and generally should not be required to include any part of Spring Valley’s earnings in income;
A U.S. Holder of Spring Valley ordinary shares whose Spring Valley ordinary shares have a fair market value of $50,000 or more on the date of the Domestication, but who at the time of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Spring Valley ordinary shares entitled to vote and less than 10% of the total value of all classes of Spring Valley ordinary shares will generally recognize gain (but not loss) as a result of the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend earnings and profits (as defined in the United States Treasury regulations (“Treasury Regulations”) under Section 367 of the Code) attributable to its Spring Valley ordinary shares provided certain other requirements are satisfied. Spring Valley does not expect that Spring Valley’s cumulative earnings and profits will be material at the time of the Domestication; and
A U.S. Holder of Spring Valley ordinary shares who at the time of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Spring Valley ordinary shares or 10% of the total value of all classes of Spring Valley ordinary shares entitled to vote will generally be required to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Spring Valley ordinary shares. Spring Valley does not expect that Spring Valley’s cumulative earnings and profits will be material at the time of Domestication.
As discussed further under “Material United States Federal Income Tax Considerations” below, Spring Valley believes that it is likely classified as a PFIC for United States federal income tax purposes. In the event that Spring Valley is considered a PFIC then, notwithstanding the foregoing United States federal income tax consequences of the Domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication. Any such gain would be taxed as ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “Material United States Federal Income Tax Considerations — U.S. Holders — PFIC Considerations” with respect to their Spring Valley ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “Material United States Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”
Additionally, the Domestication may cause non-U.S. Holders (as defined in “Material United States Federal Income Tax Considerations — Non-U.S.Holders” below) to become subject to United States federal income withholding taxes on any dividends in respect of such non-U.S. Holder’s NuScale Corp Common Stock (or warrants) subsequent to the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of United States federal, state, local and foreign income and other tax laws. For a more complete discussion of the United States federal income tax considerations of the Domestication, see “Material United States Federal Income Tax Considerations.”
Q:
HOW DOES THE SPONSOR INTEND TO VOTE ON THE SHAREHOLDER PROPOSALS?

A:
The Initial Shareholders own of record and are entitled to vote an aggregate of approximately 20% of the outstanding Spring Valley ordinary shares. Pursuant to the Support Agreement executed on December 13, 2021 in connection with the execution of the Merger Agreement, the Sponsor Sub has agreed, among other things, to vote all of its Spring Valley Class B ordinary shares and any Spring Valley Class A ordinary shares that Sponsor Sub holds beneficially or acquires record or beneficial ownership of after the execution date (i) in favor of each of the Shareholder Proposals; (ii) in favor of any proposal to adjourn a meeting at which there is a proposal for shareholders of Spring Valley to approve and adopt the Shareholder Proposals to a later date if there are not sufficient votes to approve and adopt the Shareholder Proposals, or if there are not sufficient shares present in person or represented by proxy at such meeting to constitute a quorum; and (iii) against any proposal in opposition to approval of the Merger Agreement or the Transactions. See “The Transactions — The Merger Agreement — Related Agreements — Support Agreement.”

Q:
WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:
The holders of a majority of the voting power of the issued and outstanding Spring Valley ordinary shares entitled to vote at the Special Meeting must be present, in person or virtually, or represented by proxy at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The holders of the Spring Valley Founder Shares, who currently own 20% of the issued and outstanding Spring Valley ordinary shares, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, 14,375,001 Spring Valley ordinary shares would be required to achieve a quorum.

Q:
WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:
The Merger Agreement Proposal:   The approval of the Merger Agreement Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Spring Valley shareholders must approve the Merger Agreement Proposal in order for the Transactions to occur. If Spring Valley shareholders fail to approve the Merger Agreement Proposal, the Transactions will not occur. Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing approximately 20% of the aggregate voting power of the Spring Valley ordinary shares in favor of the Merger Agreement Proposal.

The Domestication Proposal:   The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Domestication Proposal is conditioned on the approval of the Merger Agreement Proposal. Therefore, if the Merger Agreement Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Spring Valley’s Public Shareholders. Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing approximately 20% of the aggregate voting power of the Spring Valley ordinary shares in favor of the Domestication Proposal.
The Organizational Documents Proposal:   The approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Organizational Documents Proposal is conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Merger Agreement Proposal. Therefore, if the Merger Agreement Proposal or the Domestication Proposal is not approved, the Organizational Documents Proposal will have no effect, even if approved by Spring Valley’s Public Shareholders. Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing approximately 20% of the aggregate voting power of the Spring Valley ordinary shares in favor of the Organizational Documents Proposal.
The Advisory Charter Proposal:   The approval of any of the Advisory Charter Proposal sub proposals is not otherwise required by Cayman Islands law or Delaware law separate and apart from the Organizational Documents Proposal, but pursuant to SEC guidance, Spring Valley is required to submit these provisions to its stockholders separately for approval. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on Spring Valley or the Spring Valley Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Transactions are not conditioned on the approval of the Advisory Charter Proposal (separate and apart from approval of the Organizational Documents Proposal). Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing approximately 20% of the aggregate voting power of the Spring Valley ordinary shares in favor of the Advisory Charter Proposal.
The Nasdaq Proposal:   The approval of the Nasdaq Proposal requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued Spring Valley ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on the proposal. The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals, including the Merger Agreement Proposal, the Domestication Proposal and the Organizational Documents Proposal. Therefore, if such proposals are not approved, the Nasdaq Proposal will have no effect, even if approved by Spring Valley’s Public Shareholders. Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing approximately 20% of the aggregate voting power of the Spring Valley ordinary shares in favor of the Nasdaq Proposal.
The Director Election Proposal:   The approval of the Director Election Proposal requires an ordinary resolution of the holders of the Spring Valley Class B ordinary shares, being the affirmative vote of at least a majority of the votes cast by the holders of the issued Spring Valley Class B ordinary shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter. The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals, including the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal. Therefore, if any of those proposals is not approved, the Director Election Proposal will have no effect, even if otherwise approved. Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing 100% of the aggregate voting power of the Spring Valley Class B ordinary shares in favor of the Director Election Proposal.
The Long-Term Incentive Plan Proposal:   The approval of the Long-Term Incentive Plan Proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the Spring

Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Long-Term Incentive Plan Proposal is conditioned on the approval of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Director Election Proposal and the Nasdaq Proposal. Therefore, if such proposals are not approved, the Long-Term Incentive Plan Proposal will have no effect, even if approved by Spring Valley’s Public Shareholders. Pursuant to the Support Agreement, the Initial Shareholders have agreed to vote shares representing approximately 20% of the aggregate voting power of the Spring Valley ordinary shares in favor of the Long-Term Incentive Plan Proposal.
The Adjournment Proposal:   The approval of the Adjournment Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. The Adjournment Proposal is not conditioned upon any other Shareholder Proposal.
Q:
DO ANY OF SPRING VALLEY’S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE TRANSACTIONS THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF SPRING VALLEY SHAREHOLDERS?

A:
Spring Valley’s executive officers and certain non-employee directors have interests in the Transactions that may be different from, or in addition to, the interests of Spring Valley’s shareholders generally. The Spring Valley Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement and the Transactions contemplated thereby be approved by the shareholders of Spring Valley. These interests include, among other things, the fact that:

•
the Sponsor paid an aggregate of $25,000 for 7,187,500 Spring Valley Class B ordinary shares, 5,750,000 of which are currently owned directly or indirectly by the Initial Shareholders, the aggregate value of which is estimated to be approximately $72,234,375, assuming the per share value of the NuScale Corp Class A Common Stock is the same as the $10.05 per share closing price of the Spring Valley Class A ordinary shares on Nasdaq as of January 4, 2022, and these Spring Valley Class B ordinary shares will be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the Sponsor paid $8,900,000 for its Spring Valley Private Placement Warrants, the aggregate value of which is estimated to be approximately $12,015,000, assuming the per warrant value of the NuScale Corp Warrants is the same as the $1.35 per warrant closing price of the Spring Valley Warrants on Nasdaq as of January 4, 2022, and the Spring Valley Private Placement Warrants would be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
affiliates of Spring Valley have agreed to purchase 500,000 shares of NuScale Corp Class A Common Stock at $10.00 per share, for an aggregate purchase price of $5,000,000, in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•
the Initial Shareholders and certain of Spring Valley’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Spring Valley ordinary shares (other than Public Shares) held by them if Spring Valley fails to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). No consideration was given to the Initial Shareholders in exchange for such waiver;

•
the continued indemnification of Spring Valley’s existing directors and officers and the continuation of Spring Valley’s directors’ and officers’ liability insurance after the consummation of the Transactions (i.e., a “tail policy”);

•
the Sponsor and Spring Valley’s officers and directors will lose their entire investment in Spring Valley and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). Accordingly, Spring Valley may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option. As of the record date, the Sponsor and Spring Valley’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses;
•
the Sponsor purchased its Spring Valley Class B ordinary shares from Spring Valley at a price of approximately $0.003 per Spring Valley Class B ordinary share, or an aggregate purchase price of $25,000. Given the differential in purchase price that the Sponsor paid for the Spring Valley Class B ordinary shares as compared to the price of the Spring Valley units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Spring Valley public shareholders experience a negative rate of return following the business combination;

•
if the Trust Account is liquidated, including in the event Spring Valley is unable to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), the Sponsor has agreed to indemnify Spring Valley to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Spring Valley has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spring Valley, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•
Spring Valley may be entitled to distribute or pay over funds held by Spring Valley outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing.

For additional information, see “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” beginning on page 105 of this Proxy Statement/Prospectus.
For additional information regarding pre-existing relationships between certain of the parties to the Merger Agreement and certain of their affiliates, see “Risk Factors — Risks Related to the Transactions and Spring Valley — Since the Initial Shareholders and our executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Transactions with NuScale LLC are appropriate as an initial business combination. Such interests include that the Initial Shareholders and our executive officers will lose their entire investment in us if a business combination is not completed.”
Q:
WHAT DO I NEED TO DO NOW?

A:
After carefully reading and considering the information contained in this Proxy Statement/Prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:
HOW DO I VOTE?

A:
If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, and were a holder of record of ordinary shares on           , 2022, the record date for the Special Meeting, you may vote with respect to the proposals in person or virtually at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. For the avoidance of doubt, the record date cutoff does not apply to Spring Valley shareholders that hold their shares in registered form and are registered as shareholders in Spring Valley’s register of members. All holders of shares in registered form on the day of the Special Meeting are entitled to vote at the Special Meeting.

Q:
WHEN AND WHERE IS THE SPECIAL MEETING?

A:
The Special Meeting will be held at           , Central Time, on           , 2022, at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at           , unless the Special Meeting is adjourned. As part of our precautions regarding COVID-19, we are also planning for the meeting to be held virtually over the Internet. We will post the details for such meeting on our website that will also be filed with the SEC as proxy material. Only shareholders who held Spring Valley ordinary shares at the close of business on the record date will be entitled to vote at the Shareholders Meeting. We plan to announce any such updates in a press release filed with the SEC and on our proxy website at           , and we encourage you to check this website prior to the meeting if you plan to attend.
Q:
IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE MY SHARES FOR ME?

A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this Proxy Statement/Prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:
WHAT IMPACT WILL COVID-19 HAVE ON THE TRANSACTIONS?

A:
Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of COVID-19 on the business of Spring Valley and NuScale LLC, and there is no guarantee that efforts by Spring Valley and NuScale LLC to address the adverse impacts of COVID-19 will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others. If Spring Valley or NuScale LLC are unable to recover from a business disruption on a timely basis, the Transactions and NuScale Corp’s business, financial condition and results of operations following the completion of the Transactions would be adversely affected. The Transactions may also be delayed and adversely affected by COVID-19 and, as a result, become more costly. Each of Spring Valley and NuScale LLC may also incur additional costs to remedy damages caused by any such disruptions, which could adversely affect its financial condition and results of operations.

Q:
WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A:
We have fixed           , 2022 as the record date for the Special Meeting. If you were a shareholder of Spring Valley at the close of business on the record date, you are entitled to vote on matters that come before the Special Meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Special Meeting.

Q:
HOW MANY VOTES DO I HAVE?

A:
Spring Valley shareholders are entitled to one vote at the Special Meeting for each Spring Valley ordinary share held of record as of the record date. As of the close of business on the record date for the Special Meeting, there were 28,750,000 Spring Valley ordinary shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

Q:
WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:
For purposes of the Special Meeting, an abstention occurs when a shareholder attends the meeting and does not vote or returns a proxy with an “abstain” vote.

If you are a Spring Valley shareholder that attends the Special Meeting and fails to vote on the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Director Election Proposal, the Long-Term Incentive Plan Proposal or the Adjournment Proposal, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.

Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy card without indicating how to vote on any particular Shareholder Proposal, the Spring Valley ordinary shares represented by your proxy will be voted as recommended by the Spring Valley Board with respect to that Shareholder Proposal.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?

A:
Yes. Shareholders may send a later-dated, signed proxy card to our general counsel at our address set forth below so that it is received by our general counsel prior to the vote at the Special Meeting (which is scheduled to take place on           , 2022) or attend the Special Meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to our general counsel, which must be received by our general counsel prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:
WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:
If you fail to take any action with respect to the Special Meeting and the Transactions are approved by shareholders and consummated, you will continue to be a shareholder of Spring Valley. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Transactions are not approved, you will continue to be a shareholder of Spring Valley while Spring Valley searches for another target business with which to complete a business combination.

Q:
WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this Proxy Statement/Prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:
WHO WILL SOLICIT AND PAY THE COST OF SOLICITING PROXIES FOR THE SPECIAL MEETING?

A:
Spring Valley will pay the cost of soliciting proxies for the Special Meeting. Spring Valley has engaged MacKenzie Partners, Inc., as proxy solicitor (“MacKenzie”), to assist in the solicitation of proxies for the Special Meeting. Spring Valley has agreed to pay MacKenzie a fee of $12,500, plus disbursements, and will reimburse MacKenzie for its reasonable out-of-pocket expenses up to $7,500 and indemnify MacKenzie and its affiliates against certain claims, liabilities, losses, damages and expenses. Spring Valley will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Spring Valley Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of Spring Valley Class A ordinary shares and in obtaining voting instructions from those owners. Spring Valley’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
WHERE CAN I FIND VOTING RESULTS OF THE SPECIAL MEETING?

A:
The preliminary voting results will be announced at the Special Meeting. Spring Valley will publish final voting results of the Special Meeting in a Current Report on Form 8-K within four business days after the Special Meeting.

Q:
WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS, VOTING OR THE TRANSACTIONS?

A:
If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this Proxy Statement/Prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for Spring Valley, at the following address and telephone number:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Individuals call toll-free: (800) 322-2885
Banks and brokers call: (212) 929-5500
You also may obtain additional information about Spring Valley from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your Public Shares (either physically or electronically) to Continental at the address below prior to the Special Meeting. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 P.M., Eastern Time, on           , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY
This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which Spring Valley and NuScale LLC refer to before you decide how to vote with respect to the Shareholder Proposals. Each item in this summary includes a page reference directing you to a more complete description of that item.
Information About the Parties to the Transactions
Spring Valley
Spring Valley is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information regarding Spring Valley, see the section entitled “Information About Spring Valley” beginning on page 175.
Merger Sub
Merger Sub is a wholly owned subsidiary of Spring Valley formed solely for the purpose of effecting the Merger. Merger Sub was incorporated under the Oregon Limited Liability Company Act (“OLLCA”) on December 9, 2021. Merger Sub owns no material assets and does not operate any business.
NuScale LLC
NuScale LLC is an advanced nuclear technology company that is developing a SMR to generate steam that can be used for electrical generation, district heating, desalination, hydrogen production and other process heat applications. For more information regarding NuScale LLC, see the section entitled “Business of NuScale LLC” beginning on page 190.
The Merger Agreement
The terms and conditions of the Merger are contained in the Merger Agreement, which is attached to this document as Annex A and which is incorporated by reference herein in its entirety. Spring Valley encourages you to read the Merger Agreement carefully, as it is the legal document that governs the Transactions. For more information on the Merger Agreement, see the section entitled “The Transactions — The Merger Agreement.”
Structure of the Transactions
In connection with the Closing:
•
Spring Valley will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation under the laws of the State of Delaware upon which Spring Valley will change its name to “NuScale Power Corporation” and become NuScale Corp;

•
Spring Valley will be designated as the sole manager of NuScale LLC; and

•
Merger Sub, a wholly owned subsidiary of Spring Valley, will merge with and into NuScale LLC with NuScale LLC as the surviving entity of the Merger. Following the Merger, NuScale LLC will be a wholly controlled subsidiary of NuScale Corp (formerly known as Spring Valley prior to the Domestication).

Upon consummation of the transactions contemplated by the Merger Agreement, the combined company will be organized in an “UP-C” structure, in which substantially all of the assets and business of the combined company will be held by NuScale LLC. Spring Valley and the NuScale Equityholders will hold NuScale LLC Common Units. Spring Valley will be the sole manager of NuScale LLC. Spring Valley will issue to the NuScale Equityholders a number of shares of NuScale Corp Class B Common Stock equal to the number of NuScale LLC Class B Units held by the NuScale Equityholders. Spring Valley’s other shareholders will hold shares of NuScale Corp Class A Common Stock. Shares of NuScale Corp Class A Common Stock will be entitled to economic rights and one vote per share and shares of NuScale Corp Class B Common Stock will be entitled to one vote per share but no economic rights. The combined company’s business will continue to operate through NuScale LLC.
Simplified Post-Combination NuScale Corp Structure
The following diagram illustrates in simplified terms the expected structure of NuScale Corp and its operating subsidiaries upon the Closing.

Public
Sponsor Investor
Historic Owners (Fluor and others)
Class A Shares
Class A Shares
Non-Economic Class B Voting Shares
Right to exchange Economic LLC Units (together with cancellation of Non-Economic Class B Shares) for Class A Shares (or cash)
NuScale Power Corporation
(Manager)
Economic LLC Units
Economic LLC Units
NuScale Power, LLC

The Private Placement
In connection with entering into the Merger Agreement, Spring Valley entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock immediately prior to the Closing at an aggregate purchase price of $211,000,000. $30,000,000 of the PIPE Investment has been committed by a foreign investor, and NuScale Corp expects to hold this amount as restricted cash pending approval of the investment by CFIUS. The Subscription Agreements contain customary representations, warranties, covenants and agreements of Spring Valley and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the PIPE Investors) and termination rights (including a termination right if the transactions contemplated by the Subscription Agreements have not been consummated by June 19, 2022 (which date is 30 days following the termination date under the Merger Agreement), other than as a result of breach by the terminating party). The PIPE Investments are expected to close immediately prior to the Closing.

For more information regarding the Subscription Agreements, see the section entitled “The Transactions — The Merger Agreement — Related Agreements — PIPE Investment.”
Conversion; Consideration to NuScale Equityholders in the Transactions (page 81)
The aggregate value of the equity to be held by the NuScale Equityholders following the Transactions shall equal 177,782,129 NuScale LLC Class B Units together with 177,782,129 shares of NuScale Corp Class B Common Stock (which will not have any economic value but will entitle the holder thereof to one vote per share), together with up to 15,485,125 shares of NuScale Corp Class A Common Stock upon exercise of the Options. The NuScale LLC Class B Units, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, will be exchangeable for 177,782,129 shares of NuScale Corp Class A Common Stock (or cash, subject to certain restrictions).
In addition to the consideration described above, each NuScale Equityholder may have the right to receive certain payments under the Tax Receivable Agreement. In connection with the Closing, NuScale Corp will enter into the Tax Receivable Agreement with NuScale LLC, each of the TRA Holders (as defined in the Tax Receivable Agreement) party thereto and Fluor, in its capacity as TRA Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future. NuScale Corp’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein. These payments are the obligation of NuScale Corp and not of NuScale LLC.
The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless NuScale Corp exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement (computed using certain simplifying assumptions) or certain other acceleration events occur (including upon a change of control). For more information on the Tax Receivable Agreement, please see the sections entitled “Risk Factors — Risks Related to Our Structure and Governance — Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay to certain NuScale Equityholders 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and related tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future, and those payments be be substantial” and “Certain Relationships and Related Party Transactions  —  Tax Receivable Agreement.”
For more information, see the section entitled “The Transactions — The Merger Agreement — Conversion; Consideration to NuScale Equityholders in the Transactions.”
Spring Valley Extraordinary Meeting and the Proposals (page 109)
The Special Meeting will be held at             a.m., Central Time, on            , 2022. For the purposes of the Existing Organizational Documents, the physical place of the meeting will be at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at            , unless the Special Meeting is adjourned            . In light of COVID-19 and to support the well-being of Spring Valley’s shareholders, directors and officers, Spring Valley encourages you to use remote methods of attending the Special Meeting or to attend via proxy. You may attend the Special Meeting and vote your shares electronically during the Special Meeting via live webcast by visiting            . You will need the meeting control number that is printed on your proxy card to enter the Special Meeting. You may also attend the meeting telephonically by dialing           . At the Special Meeting, Spring Valley’s shareholders will be asked to approve the Merger Agreement Proposal, the Domestication Proposal, Organizational Documents Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Director Election Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal (if necessary).
The Spring Valley Board has fixed the close of business on           , 2022 (the “record date”) as the record date for determining the holders of Spring Valley ordinary shares entitled to receive notice of and to

vote at the Special Meeting. As of the record date, there were             Spring Valley Class A ordinary shares and             Spring Valley Class B ordinary shares outstanding and entitled to vote at the Special Meeting. Each Spring Valley ordinary share entitles the holder to one vote at the Special Meeting on each proposal to be considered at the Special Meeting. As of the record date, the Sponsor Sub and Spring Valley’s directors and officers and their affiliates owned and were entitled to vote           Spring Valley ordinary shares, representing approximately 20% of the Spring Valley ordinary shares outstanding on that date. Spring Valley currently expects that the Sponsor Sub and its directors and officers will vote their shares in favor of the Shareholder Proposals and, pursuant to the Sponsor Letter Agreement, the Sponsor Sub and directors and officers have agreed to do so. As of the record date, NuScale LLC did not beneficially hold any Spring Valley ordinary shares.
A majority of the voting power of the issued and outstanding Spring Valley ordinary shares entitled to vote at the Special Meeting must be present, in person or virtually, or represented by proxy at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting.
Approval of the Merger Agreement Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of each of the principal changes to be made to the Existing Organizational Documents as part of the Advisory Charter Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Nasdaq Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley Class B ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Long-Term Incentive Plan Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Adjournment Proposal (if necessary) requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
The Merger is conditioned upon the approval of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal, subject to the terms of the Merger Agreement. The Merger is not conditioned on the Advisory Charter Proposal or the Adjournment Proposal. If the Merger Agreement Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote.
Recommendation of Spring Valley’s Board of Directors (page 111)
The Spring Valley Board has unanimously determined that the Merger Agreement Proposal is in the best interests of Spring Valley and its shareholders, has unanimously approved the Merger Agreement Proposal, and unanimously recommends that shareholders vote “FOR” the Merger Agreement Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Advisory

Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Director Election Proposal, “FOR” the Long-Term Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.
The Spring Valley Board’s Reasons for the Transactions
Spring Valley was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Spring Valley Board sought to do this by utilizing the network and industry experience of both the Sponsor and the Spring Valley Board and management to identify, acquire and operate one or more businesses. The members of the Spring Valley Board and management have extensive transactional experience, particularly in the broadly-defined sustainability industry, including but not limited to, energy and power, resource management, transportation, environmental services, water and advanced materials / chemicals in the United States and other developed countries.
As described under “The Transactions — Background of the Transactions,” the Spring Valley Board, in evaluating the Merger, consulted with Spring Valley’s management, legal and financial advisors. In reaching its unanimous decision to approve the Merger Agreement and the Transactions, the Spring Valley Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the Spring Valley Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Spring Valley Board contemplated its decision as in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Spring Valley’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
In approving the combination, the Spring Valley Board decided not to obtain a fairness opinion. The officers and directors of Spring Valley have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Merger.
The Spring Valley Board considered a number of factors pertaining to the Merger as generally supporting its decision to enter into the Merger Agreement and the Transactions, including, but not limited to, the following: NuScale LLC’s strategic focus on and demonstrable contributions toward global decarbonization targets in the energy industry, the proprietary and innovative nature of its solution, the experience of the management team, the successful history of attracting high quality customer and supply chain partners and the prudent financial management of the business. More specifically, the Spring Valley Board took into consideration the following factors or made the following determinations, as applicable:
•
Growing global support for nuclear power including SMRs’ potential to play a large role;

•
Meets a sufficient number of the acquisition criteria that Spring Valley had established to evaluate prospective business combination targets;

•
Multiple avenues to accelerate organic growth opportunities;

•
Significant recurring value creation opportunities;

•
Experienced management team;

•
NuScale LLC’s post-closing financial condition;

•
Strong commitment from NuScale LLC stakeholders; and

•
Valuation supported by financial analysis and due diligence.

The Spring Valley Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Merger including, but not limited to, the following: redemptions, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks. Specifically, the Spring Valley Board considered the following issues and risks:
•
Risk that the benefits described above may not be achieved;

•
Risk of the liquidation of Spring Valley;

•
Technology may not work as expected or produce power at a competitive price;

•
The exclusivity provision in the Merger Agreement, which restricts Spring Valley’s ability to consider other potential business combinations;

•
Spring Valley’s shareholders will receive a minority position in the combined company;

•
Risks regarding the shareholder vote;

•
Fluor will remain a majority shareholder;

•
Limitations of review;

•
Closing conditions;

•
Potential litigation;

•
Fees and expenses;

•
Geo-political risks and uncertainties;

•
Potential impacts of COVID-19; and

•
Other risk factors.

In addition to considering the factors described above, the Spring Valley Board also considered that some officers and directors of Spring Valley might have interests in the Merger as individuals that are in addition to, and that may be different from, the interests of Spring Valley’s stockholders. Spring Valley’s independent directors reviewed and considered these interests during the negotiation of the Merger and in evaluating and unanimously approving, as members of the Spring Valley Board, the Merger Agreement and the Transactions.
The Spring Valley Board concluded that the potential benefits that it expected Spring Valley and its stockholders to achieve as a result of the Merger outweighed the potentially negative factors associated with the Merger. Accordingly, the Spring Valley Board unanimously determined that the Merger Agreement, and the Transactions, were advisable, fair to, and in the best interests of, Spring Valley and its stockholders.
For more information about the Spring Valley Board’s decision-making process concerning the Transactions, please see the section entitled “The Transactions — The Spring Valley Board’s Reasons for the Transactions.”
Satisfaction of 80% Test (page 105)
It is a requirement under the Existing Organizational Documents that any business acquired by Spring Valley have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of NuScale LLC generally used to approve the Transaction, the Spring Valley Board determined that this requirement was met. The Spring Valley Board determined that the consideration being paid in the Transactions, which amount was negotiated at arms-length, was fair to and in the best interests of Spring Valley and its shareholders and appropriately reflected NuScale LLC’s value. In reaching this determination, the Spring Valley Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as NuScale LLC’s historical growth rate and its potential for future growth in revenue and profits. The Spring Valley Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of NuScale LLC met this requirement.

Certain Regulatory Approvals (page 108)
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC ”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. On January 21, 2022, NuScale LLC and Spring Valley concluded that Notification and Report Forms were not required to be filed with the Antitrust Division and the FTC in connection with the consummation of the Transactions.
At any time before or after consummation of the Transactions, notwithstanding the parties’ conclusion that Notification and Report Forms were not required to be filed, the applicable competition authorities, the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Transactions, conditionally approving the Transactions upon divestiture of NuScale Corp’s assets, subjecting the completion of the Transactions to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Spring Valley cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Transactions on antitrust grounds, and, if such a challenge is made, Spring Valley cannot assure you as to its result.
None of Spring Valley or NuScale LLC are aware of any other material regulatory approvals or actions that are required for completion of the Transactions. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Conditions to Closing (page 82)
The respective obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction or, if permitted by applicable law, waiver by mutual agreement of each party of the following conditions:
•
any applicable waiting period under the HSR Act relating to the Transactions having been expired or been terminated and any agreements with any governmental authority not to consummate the Transactions having been expired or terminated;

•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Transactions being in effect;

•
the opportunity Spring Valley has provided to the Public Shareholders to have their shares of Spring Valley Class A ordinary shares redeemed for the consideration shall have been completed in accordance with the terms of the Merger Agreement and this Proxy Statement/Prospectus;

•
this Proxy Statement/Prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this Proxy Statement/Prospectus, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•
the approval of each Condition Precedent Proposal, other than the Domestication Proposal, the Organizational Documents Proposal and the Director Election Proposal, by the affirmative vote of the holders of a majority of the Spring Valley ordinary shares cast at the extraordinary general meeting, with respect to the Director Election Proposal only, by the affirmative vote of the holders of a majority of the Spring Valley Class B ordinary shares cast at the Special Meeting and, with respect to the Domestication Proposal and the Organizational Documents Proposal only, the affirmative vote of holders of a two-thirds (2/3rds) majority of the Spring Valley Class A ordinary shares cast at the extraordinary general meeting;

•
the approval of the Merger Agreement and, to the extent required, the Transactions, including the Merger (including (i) approval of the Transactions the holders of at least a majority of all outstanding preferred units of NuScale LLC and (ii) approval of the Transactions by the holders of a majority of the outstanding NuScale LLC Units, voting together as a single class on an as-converted basis); and

•
the Spring Valley Class A ordinary shares will not have been redeemed in an amount that would cause Spring Valley’s net tangible assets to be less than $5,000,001.

For additional information about the other conditions to consummate the Transactions, please see the section titled “The Transactions — The Merger Agreement — Other Conditions to the Obligations of Spring Valley” and “The Transactions — The Merger Agreement — Other Conditions to the Obligations of NuScale LLC.”
Termination (page 89)
The Merger Agreement may be terminated and the Transactions may be abandoned under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•
by mutual written consent of Spring Valley and NuScale LLC;

•
prior to the Closing, by written notice to NuScale LLC from Spring Valley if (i) there is any breach of any representation, warranty, covenant or agreement on the part of NuScale LLC set forth in the Merger Agreement, such that certain conditions in the Merger Agreement would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by NuScale LLC through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Spring Valley provides written notice of such violation or breach and the Termination Date) after receipt by NuScale LLC of notice from Spring Valley of such breach, but only as long as NuScale LLC continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before May 20, 2022, as such date may be extended upon the mutual written consent of NuScale LLC and Spring Valley (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate the Merger Agreement in this manner shall not be available if either (A) Spring Valley’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) Spring Valley is in breach of the Merger Agreement on such date, which breach could give rise to a right of NuScale LLC to terminate the Merger Agreement;

•
prior to the Closing, by written notice to Spring Valley from NuScale LLC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Spring Valley set forth in the Merger Agreement, such that certain conditions in the Merger Agreement would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Spring Valley through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date NuScale LLC provides written notice of such violation or breach and the Termination Date) after receipt by Spring Valley of notice from NuScale LLC of such breach, but only as long as Spring Valley continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; provided, that the right to terminate the Merger Agreement in this manner will not be available if either (A) NuScale LLC’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) NuScale LLC is in breach of the Merger Agreement on such date, which breach could give rise to a right of Spring Valley to terminate the Merger Agreement;

•
by written notice from NuScale LLC to Spring Valley if the Shareholder Proposals are not approved at the Special Meeting (subject to any adjournment or recess of the meeting); or

•
by written notice from Spring Valley to NuScale LLC if the Company Unitholder Approvals (as defined in the Merger Agreement) have not been obtained within 10 Business Days (as defined in the Merger Agreement) following the date the Merger Agreement was executed.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of a Willful Breach (as defined in the Merger Agreement) of the Merger Agreement.
Redemption Rights (page 113)
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that Spring Valley redeem all or a portion of its Public Shares for cash if the Merger is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)   (a) hold Public Shares or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Spring Valley Public Warrants prior to exercising your redemption rights with respect to the Public Shares;
(ii)    submit a written request to Continental in which you (i) request that Spring Valley redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and
(iii)    deliver your Public Shares to Continental physically or electronically through DTC’s DWAC system.
Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 P.M., Eastern Time, on                 , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of Units must elect to separate the Units into the underlying Public Shares and Spring Valley Public Warrants prior to exercising redemption rights with respect to the Public Shares. Public holders that hold their Units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Spring Valley Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Merger Agreement Proposal. If the Merger is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Merger is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to Continental, NuScale Corp will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Merger. For illustrative purposes, this would have amounted to approximately $10.10 per issued and outstanding Public Share, based on 23,000,000 shares subject to possible redemption as of September 30, 2021. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place prior to the Domestication. See “The Extraordinary General Meeting —  Redemption Rights” in this Proxy Statement/Prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Shareholders have, pursuant to the Support Agreements and the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the Special Meeting. As of the date of this Proxy Statement/Prospectus, the Initial Shareholders own 20.0% of the issued and outstanding Spring Valley ordinary shares. See “The Transactions — Related Agreements — Support Agreement” in the accompanying Proxy Statement/Prospectus for more information related to the Support Agreements.
Holders of the Spring Valley Warrants will not have redemption rights with respect to the Spring Valley Warrants.
Appraisal Rights (page 115)
Spring Valley’s shareholders will not have appraisal rights under the Cayman Islands Companies Act or otherwise in connection with the Merger Agreement Proposal or the other Shareholder Proposals.
Proxy Solicitation (page 115)
Proxies may be solicited by mail, telephone or in person. Spring Valley has engaged MacKenzie to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting — Revoking Your Proxy.”
Interests of Spring Valley Directors and Executive Officers in the Transactions (page 118)
When you consider the recommendation of the Spring Valley Board in favor of approval of the Merger Agreement Proposal, you should keep in mind that the Initial Shareholders and certain of Spring Valley’s current officers and directors have interests in such proposal that are different from, or in addition to, those of Spring Valley shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
the fact that our Initial Shareholders have agreed not to redeem any Spring Valley Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination (such as the Transactions);

•
the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 Spring Valley Class B ordinary shares, 5,750,000 of which are currently owned directly or indirectly by the Initial Shareholders, the aggregate value of which is estimated to be approximately $72,234,375, assuming the per share value of the NuScale Corp Class A Common Stock is the same as the $10.05 per share closing price of the Spring Valley Class A ordinary shares on Nasdaq as of January 4, 2022, and these Spring Valley Class B ordinary shares will be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the Sponsor paid $8,900,000 for its Spring Valley Private Placement Warrants, the aggregate value of which is estimated to be approximately $12,015,000, assuming the per warrant value of the NuScale Corp Warrants is the same as the $1.35 per warrant closing price of the Spring Valley Warrants on Nasdaq as of January 4, 2022, and the Spring Valley Private Placement Warrants would be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the affiliates of Spring Valley have agreed to purchase 500,000 shares of NuScale Corp Class A Common Stock at $10.00 per share, for an aggregate purchase price of $5,000,000, in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•
the fact that the Initial Shareholders and certain of Spring Valley’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Spring Valley ordinary shares (other than Public Shares) held by them if Spring Valley fails to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). No consideration was given to the Initial Shareholders or Spring Valley’s current officers and directors in exchange for such waiver;

•
the fact that the Registration Rights Agreement will be entered into by the Sponsor, the Sponsor Sub and certain other affiliates of Spring Valley;

•
the continued indemnification of Spring Valley’s existing directors and officers and the continuation of Spring Valley’s directors’ and officers’ liability insurance after the consummation of the Transactions (i.e., a “tail policy”);

•
the fact that the Sponsor and Spring Valley’s officers and directors will lose their entire investment in Spring Valley and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) Accordingly, Spring Valley may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). As of the record date, the Sponsor and Spring Valley’s officers and directors and their affiliates had incurred approximately $    of unpaid reimbursable expenses;

•
the fact that the Sponsor purchased its Spring Valley Class B ordinary shares from Spring Valley at a price of approximately $0.003 per Spring Valley Class B ordinary share, or an aggregate purchase price of $25,000. Given the differential in purchase price that the Sponsor paid for the Spring Valley Class B ordinary shares as compared to the price of the Spring Valley units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Spring Valley public shareholders experience a negative rate of return following the business combination;

•
the fact that if the Trust Account is liquidated, including in the event Spring Valley is unable to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), the Sponsor has agreed to indemnify Spring Valley to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Spring Valley has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spring Valley, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•
the fact that Spring Valley may be entitled to distribute or pay over funds held by Spring Valley outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing.

The Initial Shareholders have, pursuant to the Support Agreements and the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the Special Meeting. As of the date of this Proxy Statement/Prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “The Transactions  —  The Merger Agreement  —  Related Agreements  —  Support Agreements” in the accompanying Proxy Statement/Prospectus for more information related to the Support Agreements.
At any time at or prior to the Transactions, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Merger Agreement Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Organizational Documents Proposal are approved by the affirmative vote of at least a two-thirds (2/3rds) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) the number of holders of Public Shares electing to redeem their Public Shares is limited and (iv) NuScale Corp’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the Transactions and the PIPE Investment.
If such transactions described in the foregoing paragraph are effected, the consequence could be to cause the Transactions to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s officers have interests in the Transactions that may conflict with your interests as a shareholder.
Stock Exchange Listing
We expect to list the shares of NuScale Corp Class A Common Stock and warrants to purchase shares of NuScale Corp Class A Common Stock on the Nasdaq under the proposed symbols “SMR” and “SMRWS,” respectively.
Sources and Uses of Cash for the Transactions
The following tables summarize the sources and uses of cash in connection with the Transactions, assuming (i) none of Spring Valley’s outstanding Public Shares are redeemed in connection with the Transactions and (ii) all 23,000,000 Spring Valley Class A ordinary shares are redeemed in connection with the Transactions. Both the Assuming No Redemptions (as defined below) scenario and the Assuming Maximum Redemptions (as defined below) scenario assume that the per share redemption price is $10.10; the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Transactions.
Estimated Sources and Uses of Cash (No Redemption)
Source of Funds(1)		Uses(1)
Existing Cash held in Trust Account(2)	$232,316,486	Remaining Cash on Balance Sheet	$400,316,486
PIPE Investment	211,000,000	Transaction Fees and Expenses	43,000,000
Total Sources	$443,316,486	Total Uses	$443,316,486

(1)
Totals might be affected by rounding.

(2)
Approximate as of September 30, 2021.

Estimated Sources and Uses of Cash (Maximum Redemptions)
Source of Funds(1)		Uses(1)
Existing Cash held in Trust Account(2)	$232,316,486	Remaining Cash on Balance Sheet	$168,016,486
PIPE Investment	211,000,000	Spring Valley public redemption(3)	232,300,000
		Transaction Fees and Expenses	43,000,000
Total Sources	$443,316,486	Total Uses	$443,316,486

(1)
Totals might be affected by rounding.

(2)
Approximate as of September 30, 2021.

(3)
Based on 23,000,000 Spring Valley Class A ordinary shares subject to possible redemption, which assumes the maximum number of Spring Valley Class A ordinary shares that can be redeemed at $10.10 per share.

Expected Accounting Treatment of the Transactions (page 107)
The Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Spring Valley as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of NuScale Corp immediately following the Domestication will be the same as those of Spring Valley immediately prior to the Domestication.
The Merger
The Merger is expected to be accounted for as a reverse recapitalization as provided under GAAP. Under GAAP, Spring Valley is expected to be treated as the “acquired” company. This determination was primarily based on existing NuScale Equityholders comprising a relative majority of the expected voting power of the combined company, NuScale LLC’s operations prior to the acquisition comprising the only ongoing operations of NuScale Corp, NuScale LLC’s senior management comprising a majority of the senior management of NuScale Corp, and NuScale LLC initially designating a majority of the NuScale Corp Board. Accordingly, the financial statements of the combined entity will represent a continuation of the financial statements of NuScale LLC with the Merger being treated as the equivalent of NuScale LLC issuing equity for the net assets of Spring Valley, accompanied by a recapitalization. The net assets of NuScale LLC will be stated at historical cost, with no incremental goodwill or other intangible assets recorded for the effects of the Merger with Spring Valley.
Comparison of Corporate Governance and Shareholder Rights (page 250)
Following the consummation of the Transactions, the rights of Spring Valley shareholders who become NuScale Corp stockholders as a result of the Transactions will no longer be governed by the Existing Organizational Documents and instead will be governed by the Proposed Charter and the Proposed Bylaws of NuScale Corp. See “Proposal No. 2 — The Domestication Proposal — Comparison of Corporate Governance and Shareholder Rights” beginning on page 123.
Summary of Risk Factors (page 43)
The transactions described in this Proxy Statement/Prospectus and the investment in our securities involve significant risks, and you should carefully read and consider the factors discussed under “Risk Factors.” The following is a summary of some of these risks. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Structure and Governance
•
If the Transactions are consummated, we would be subject to risks related to our dependency on NuScale LLC to pay taxes, make payments under the Tax Receivable Agreement and pay dividends;

•
In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits NuScale Corp realizes.

•
If NuScale LLC were treated as a corporation for United States federal income tax or state tax purposes, then the amount available for distribution by NuScale LLC could be substantially reduced and the value of NuScale Corp shares could be adversely affected;

•
NuScale Corp will be a “controlled company” under Nasdaq listing standards, and as a result, its stockholders may not have certain corporate protections that are available to stockholders of companies that are not controlled companies;

Risks Related to NuScale LLC’s Business and Industry
•
NuScale LLC has not yet delivered an NPM to a customer or entered into a binding contract with a customer to deliver NPMs, and there is no guarantee that it will be able to do so;

•
Competitors in China and Russia currently operate commercial SMRs and may have advantages in marketing their SMRs to potential customers;

•
NuScale LLC may be unable to charge Utah Associated Municipal Power Systems (UAMPS), its first customer, for some costs NuScale LLC has incurred and it may be required to reimburse UAMPS if NuScale LLC fails to achieve specified performance measures;

•
Any delays in the development and manufacture of NPMs and related technology, the failure of any commercial or demonstration missions, or the failure to timely deliver NPMs to customers may adversely impact NuScale LLC’s business and financial condition;

•
NuScale LLC has incurred significant losses since inception, expects to incur losses in the future, and may not be able to achieve or maintain profitability;

•
The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, and NuScale LLC may fail to effectively incorporate updates to the design, construction, and operations of NuScale LLC plants to ensure cost competitiveness, which could materially and adversely affect NuScale LLC’s business;

•
The market for SMRs is not yet established and may not achieve the growth potential expected or may grow more slowly than expected;

•
NuScale LLC’s commercialization strategy relies heavily on its relationship with Fluor, and other strategic investors and partners, who may have interests that diverge from NuScale LLC and who may not be easily replaced if their relationships terminate;

•
If manufacturing and construction issues are not identified prior to design finalization, long-lead procurement, and/or module fabrication, then those issues will be realized during production, fabrication, or construction and may impact plant deployment cost and schedule;

•
NuScale LLC and its customers operate in a politically sensitive environment, and may be affected by the public perception of nuclear energy and accidents, terrorist attacks or other high profile events involving nuclear materials;

•
NuScale LLC’s supply base may not be able to scale to the production levels necessary to meet sales projections, and a lack of availability and cost of component raw materials may affect the manufacturing processes for plant equipment and increase NuScale LLC’s costs;

•
NuScale LLC may be unable to adequately protect its intellectual property rights, in particular its rights in non-U.S. jurisdictions, and may be subject to infringement claims from others;

•
There is substantial doubt about NuScale LLC’s ability to continue as a going concern, and it may require additional future funding whether or not the Transactions are completed;

•
NuScale LLC’s SDA application for the 77 MWe power module has not yet been submitted to the NRC, and its approval is not guaranteed;

•
NuScale LLC’s design is only approved in the United States and it must obtain approvals on a country-by-country basis before it can sell its products abroad, which approvals may be delayed or denied or which may require modification to its design;

•
NuScale LLC’s customers must obtain additional, site-specific regulatory approvals before they can construct power plants using NPMs, which may be delayed or denied;

•
NuScale LLC’s business is subject to a wide variety of extensive and evolving laws and regulations — including export and import controls, nuclear material and nuclear power regulations, and environmental regulations — and changes in and/or failure to comply with such laws and regulations could have a material adverse effect on its business;

Risks Related to the Transactions and Spring Valley
•
We are subject to risks related to the significant subjectivity of our valuation methodologies and decision not to obtain third-party valuation in determining whether or not to pursue the Transactions;

•
The interests of the Initial Shareholders and our executive officers are different, or in addition to, the interests of our shareholders, which may give rise to actual or perceived conflicts of interest in connection with the Transactions;

•
The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares may not allow us to complete the most desirable business combination or optimize the capital structure of NuScale Corp;

•
Our Initial Shareholders, as well as NuScale LLC, our directors, executive officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Transactions, which may influence the vote on the Transactions and reduce the public “float” of our Spring Valley Class A ordinary shares;

•
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share;

•
We are subject to risks related to the sale of total outstanding shares after the immediate resale restrictions have elapsed, which could cause the market price of NuScale Corp Common Stock to drop significantly;

•
Spring Valley Warrants will become exercisable for NuScale Corp Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders;

•
We may redeem your unexpired Spring Valley Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless;

•
We are subject to risks related to effectuating the Domestication including potentially adverse tax consequences and less favorable shareholder rights under the DGCL than under Cayman Islands Law;

•
Spring Valley does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Transactions even if a substantial majority of Public Shareholders have redeemed their shares;

•
Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Shareholders;

•
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers; and

•
If we are not able to complete the Merger with NuScale LLC nor able to complete another business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), we would cease all operations except for the purpose of winding up and we would redeem Spring Valley

Class A ordinary shares and liquidate the Trust Account, in which case Public Shareholders may only receive approximately $10.10 per share, or less than such amount in certain circumstances, and Spring Valley Public Warrants will expire worthless.
Emerging Growth Company
Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies (“EGCs”) from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with such standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs but any such election to opt out is irrevocable. We intend to take advantage of the benefits of this extended transition period.
We will remain an EGC until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Spring Valley’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. We expect to remain an EGC until December 31, 2025, the last day of the fiscal year following the fifth anniversary of the completion of our Initial Public Offering.
Controlled Company
Following the Merger, we will be a “controlled company” under Nasdaq rules, which means we will be exempt from certain Nasdaq corporate governance requirements, including the requirement to have a majority independent board of directors and compensation and nominating and governance committees comprised solely of independent directors

SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the Transactions and related transactions more fully described elsewhere. Notwithstanding its legal form, the Transactions will be accounted for as a reverse recapitalization as provided under U.S. GAAP. As such, Spring Valley will be treated as the “acquired” company and NuScale LLC will be treated as the acquirer. Accordingly, the Transactions will be treated as though NuScale LLC issued ownership interests for the net assets of Spring Valley, accompanied by a recapitalization. Operations prior to the Transactions will be those of NuScale LLC. The summary unaudited condensed combined pro forma balance sheet as of September 30, 2021 gives pro forma effect to the Transactions and related transactions as if they had occurred on September 30, 2021. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2021 and the year ended December 31, 2020 both give pro forma effect to the Transactions and related transactions as if they had been consummated on January 1, 2020.
The Summary Pro Forma Information has been derived from and should be read in conjunction with both the more detailed historical information for NuScale LLC and Spring Valley appearing elsewhere in this Proxy Statement/Prospectus and the notes accompanying the unaudited pro forma condensed combined financial statements. The Summary Pro Forma Information appears for informational purposes only and may not be indicative of what NuScale Corp’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information is not indicative of NuScale Corp’s future financial position or operating results.
The Summary Pro Forma Information has been prepared using the assumptions below for the potential redemption by Public Shareholders for cash equal to their pro rata share of the aggregate amount in the Trust Account:
•
Assuming no Public Shareholders exercise redemption rights (“Assuming No Redemptions”); and

•
Assuming the Public Shareholders holding all 23,000,000 Spring Valley Class A ordinary shares exercise their redemption rights for an aggregate payment of $232,300,000 (based on the estimated per share redemption price of approximately $10.10 per share) from the Trust Account. Such amount represents the maximum number of Spring Valley Class A ordinary share redemptions that could occur (“Assuming Maximum Redemptions”).

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined
Statement of Operations Data for the Nine Months Ended September 30, 2021
Revenue	$1,333	$1,333
Net loss per share of common stock – basic and diluted	$(0.32)	$(0.35)
Weighted average number of shares of common stock outstanding – basic and diluted	48,323,805	24,671,337

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined
Statement of Operations Data for the Year Ended December 31, 2020
Revenue	$600	$600
Net loss per share of common stock – basic and diluted	$(0.46)	$(0.51)
Weighted average number of shares of common stock outstanding – basic and diluted	48,323,805	24,671,337
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
	(in thousands)
Selected Unaudited Pro Forma Combined
Balance Sheet Data as of September 30, 2021
Total assets	$557,696	$325,396
Total liabilities	$77,802	$77,802
Total equity	$479,894	$247,594
The following summarizes the NuScale Corp Common Stock outstanding under the two redemption scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
Spring Valley Class A Shareholders	23,000,000	10.2	—	0.0
Spring Valley Founders(1)	4,023,803	1.8	3,371,335	1.7
Total Spring Valley	27,023,803	12.0	3,371,335	1.7
NuScale Equityholders	177,782,129	78.6	177,782,129	87.8
PIPE Shares	21,300,002	9.4	21,300,002	10.5
Total Shares at Closing (excluding shares below)	226,105,934	100.0	202,453,466	100.0
Remaining NuScale Consideration Shares – upon Exercise of NuScale Corp Options	15,485,125		15,485,125
Other – Earn Out Shares(1)	1,726,197		1,374,869
Total Diluted Shares at Closing (including shares above)	243,317,256		219,313,460

(1)
Pursuant to the Sponsor Letter Agreement, if available cash is less than $432 million, at the Closing, Sponsor shall forfeit and cancel a number of Spring Valley Founder Shares equal to $1,003,796 in the Assuming Maximum Redemption scenario. Spring Valley Founders Shares includes “Earn Out Shares”. Fifty percent of the Earn Out Shares vest, pursuant to the Sponsor Letter Agreement, if NuScale Corp trades at $12.00 per share or higher on the Closing Date or if, over any 20 trading days within a 30-day window during the 60 months following the closing, the dollar volume-weighted average price (“VWAP”) is greater than or equal to $12.00 per share. The remainder of the Earn Out Shares vest if NuScale Corp trades at $14.00 per share or higher on the closing date or if, over any 20 trading days within a 30-day window during the 60 months following the closing, the VWAP is greater than or equal to $12.00 per share.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Spring Valley
Spring Valley’s Units, Spring Valley Class A ordinary shares and Spring Valley Public Warrants are currently listed on the Nasdaq under the symbols “SVSVU,” “SV” and “SVSVW,” respectively.
The closing price of the Units, Spring Valley Class A ordinary shares and Spring Valley Public Warrants on December 13, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $10.18, $9.95 and $0.52, respectively. As of           , 2022, the record date for the Special Meeting, the most recent closing price of the Units, Spring Valley Class A ordinary shares and Spring Valley Public Warrants was $      , $      and $      , respectively.
Holders of the Units, Spring Valley Class A ordinary shares and Spring Valley Public Warrants should obtain current market quotations for their securities. The market price of Spring Valley’s securities could vary at any time before consummation of the Transactions.
Holders
As of September 30, 2021, there was one holder of record of Spring Valley’s Units, one holder of record of Spring Valley Class A ordinary shares and one holder of record of Spring Valley Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Public Shares and Spring Valley Public Warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
Spring Valley has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of the Transactions. The payment of cash dividends in the future will be dependent upon NuScale Corp’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Transactions. The payment of any cash dividends subsequent to the Transactions will be within the discretion of the NuScale Corp Board at such time. NuScale Corp’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing and applicable law.
NuScale LLC
Historical market price information for NuScale LLC’s membership interests is not provided because there is no public market for any membership interest of NuScale LLC.

RISK FACTORS
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this Proxy Statement/Prospectus, including our financial statements and related notes.
Risks Related to Our Structure and Governance
NuScale Corp will be a holding company and its only material asset after completion of the Transactions will be its interest in NuScale LLC, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.
Upon completion of the Transactions, NuScale Corp will be a holding company with no material assets other than its ownership of the NuScale LLC Common Units. As a result, NuScale Corp will have no independent means of generating revenue or cash flow. NuScale Corp’s ability to pay taxes, cause NuScale LLC to make payments under the Tax Receivable Agreement, and pay dividends will depend on the financial results and cash flows of NuScale LLC and the distributions it receives (directly or indirectly) from NuScale LLC. Deterioration in the financial condition, earnings or cash flow of NuScale LLC for any reason could limit or impair its ability to pay such distributions. Additionally, to the extent that NuScale Corp needs funds and NuScale LLC is restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or NuScale LLC is otherwise unable to provide such funds, it could materially adversely affect NuScale Corp’s liquidity and financial condition.
Subject to the discussion herein, NuScale LLC will continue to be treated as a partnership for United States federal income tax purposes and, as such, generally will not be subject to any entity-level United States federal income tax. Instead, taxable income will be allocated to holders of NuScale LLC Units. Accordingly, NuScale Corp will be required to pay income taxes on its allocable share of any net taxable income from NuScale LLC. Under the terms of the A&R NuScale LLC Agreement, NuScale LLC is obligated to make tax distributions to holders of the NuScale LLC Common Units calculated at certain assumed tax rates. In addition to income taxes, NuScale Corp is also expected to incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement, which could be significant, and some of which will be reimbursed by NuScale LLC (excluding payment obligations under the Tax Receivable Agreement). NuScale Corp intends to cause NuScale LLC to make ordinary distributions and tax distributions to holders of the NuScale LLC Units on a pro rata basis in amounts sufficient to cover all applicable taxes, relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by NuScale Corp. However, as discussed above, NuScale LLC’s ability to make such distributions may be subject to various limitations and restrictions, including, but not limited to, retention of amounts necessary to satisfy the obligations of NuScale LLC and restrictions on distributions that would violate any applicable restrictions contained in NuScale LLC’s debt agreements, any applicable law or that would have the effect of rendering NuScale LLC insolvent. To the extent that NuScale Corp is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be substantial.
Additionally, although NuScale LLC generally will not be subject to any entity-level United States federal income tax, it may be liable under recent United States federal tax legislation for adjustments to prior year tax returns, absent an election to the contrary. In the event NuScale LLC’s calculations of taxable income are incorrect, NuScale LLC and its members, including NuScale Corp, in later years may be subject to material liabilities pursuant to this legislation and its related guidance.
If NuScale LLC were treated as a corporation for United States federal income tax or state tax purposes, then the amount available for distribution by NuScale LLC could be substantially reduced and the value of NuScale Corp shares could be adversely affected.
An entity that would otherwise be classified as a partnership for United States federal income tax purposes (such as NuScale LLC) may nonetheless be treated as, and taxable as, a corporation if it is a

“publicly traded partnership” unless an exception to such treatment applies. An entity that would otherwise be classified as a partnership for United States federal income tax purposes will be treated as a “publicly traded partnership” if interests in such entity are traded on an established securities market or interests in such entity are readily tradable on a secondary market or the substantial equivalent thereof. If NuScale LLC is determined to be treated as a “publicly traded partnership” (and taxable as a corporation) for United States federal income tax purposes, it would be taxable on its income at the United States federal income tax rates applicable to corporations and distributions by NuScale LLC to its partners (including NuScale Corp) could be taxable as dividends to such partners to the extent of the earnings and profits of NuScale LLC. In addition, we would no longer have the benefit of increases in the tax basis of NuScale LLC’s assets as a result of exchanges of NuScale LLC Common Units. Pursuant to the A&R NuScale LLC Agreement, certain NuScale Equityholders may, from time to time, subject to the terms of the A&R NuScale LLC Agreement, exchange their interests in NuScale LLC and have such interests redeemed by NuScale LLC for cash or NuScale Corp Class A Common Stock. While such exchanges could be treated as trading in the interests of NuScale LLC for purposes of testing “publicly traded partnership” status, the A&R NuScale LLC Agreement contains restrictions on redemptions and exchanges of interests in NuScale LLC that are intended to prevent NuScale LLC entities from being treated as a “publicly traded partnership” for United States federal income tax purposes. Such restrictions are designed to comply with certain safe harbors provided for under applicable United States federal income tax law. NuScale Corp may also impose additional restrictions on exchanges that it determines to be necessary or advisable so that NuScale LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes. Accordingly, while such position is not free from doubt, NuScale LLC is expected to be operated such that it is not treated as a “publicly traded partnership” taxable as a corporation for United States federal income tax purposes and we intend to take the position that NuScale LLC is so treated as a result of exchanges of its interests pursuant to the A&R NuScale LLC Agreement.
Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay to certain NuScale Equityholders 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and related tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future, and those payments may be substantial.
The NuScale Equityholders may in the future exchange their NuScale LLC Units, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, for NuScale Corp Class A Common Stock (or cash), subject to certain restrictions. Such transactions are expected to result in increases in NuScale Corp’s share of the tax basis of the tangible and intangible assets of NuScale LLC. These increases in tax basis may result in increased tax depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that NuScale Corp would otherwise be required to pay in the future had such sales and exchanges never occurred.
In connection with the Closing, NuScale Corp will enter into the Tax Receivable Agreement with NuScale LLC, each of the TRA Holders (as defined in the Tax Receivable Agreement) party thereto and Fluor, in its capacity as TRA Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future. NuScale Corp’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein. These payments are the obligation of NuScale Corp and not of NuScale LLC. The actual increase in NuScale Corp’s allocable share of NuScale LLC’s tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the NuScale Corp Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of NuScale Corp’s income. While many of the factors that will determine the amount of payments that NuScale Corp will make under the Tax Receivable Agreement are outside of its control, NuScale Corp expects that the payments it will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on NuScale Corp’s financial condition. Any payments made by NuScale Corp under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to

NuScale Corp. To the extent that NuScale Corp is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, NuScale Corp’s future obligation to make payments under the Tax Receivable Agreement could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. See the section entitled “Certain Relationship and Related Party Transactions — Tax Receivable Agreement.”
In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits NuScale Corp realizes.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that NuScale Corp determines, and the U.S. Internal Revenue Service (“IRS”) or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that NuScale Corp takes, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by NuScale Corp are disallowed, the NuScale Equityholders will not be required to reimburse NuScale Corp for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by NuScale Corp under the Tax Receivable Agreement, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by NuScale Corp may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that NuScale Corp might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments against which to net. As a result, in certain circumstances NuScale Corp could make payments under the Tax Receivable Agreement in excess of NuScale Corp’s actual income tax savings, which could materially impair NuScale Corp’s financial condition.
Moreover, the Tax Receivable Agreement provides that, in certain events, including a change of control, breach of a material obligation under the Tax Receivable Agreement, or NuScale Corp exercise of early termination rights, NuScale Corp obligations under the Tax Receivable Agreement will accelerate and NuScale Corp will be required to make a lump-sum cash payment to the NuScale Equityholders party to the Tax Receivable Agreement equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to NuScale Corp future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that NuScale Corp realizes subsequent to such payment because such payment would be calculated assuming, among other things, that NuScale Corp would have certain tax benefits available to it and that NuScale Corp would be able to use the potential tax benefits in future years.
There may be a material negative effect on NuScale Corp’s liquidity if the payments required to be made by NuScale Corp under the Tax Receivable Agreement exceed the actual income or franchise tax savings that NuScale Corp realizes. Furthermore, NuScale Corp’s obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.
Risks Related to NuScale LLC’s Business and Industry
The following risk factors will apply to NuScale LLC’s business and operations following the completion of the Transactions. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition, and prospects of NuScale LLC and its business, financial condition, and prospects following the completion of the Transactions. You should carefully consider the following risk factors in addition to the other information included in this Proxy Statement/Prospectus, including matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.” NuScale LLC may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair NuScale LLC’s business or financial condition. The following discussion should be read in conjunction with the financial statements of NuScale LLC and notes to the financial statements included herein.
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of NuScale LLC.
Commercialization Risk Factors
We have not yet commercialized or sold NPMs, and a number of factors could prevent, delay or hinder commercialization.
We have not yet entered into a binding contract with a customer to deliver NPMs, and there is no guarantee that we will be able to do so.
The planned initial deployment of our NPM is subject to NuScale LLC reaching a binding agreement for its scope of supply with Utah Associated Municipal Power Systems (“UAMPS”) and UAMPS reaching a binding engineering, procurement, and construction (“EPC”) contract with Fluor. If NuScale LLC and Fluor do not enter into binding agreements with UAMPS, deployment of our NPM, power plants, and ongoing services could be significantly delayed, which could have a material adverse effect on our business and financial condition. Memoranda of understanding we have entered into with other potential purchasers are contingent, and may not result in binding agreements for the purchase of our products or services.
Competitors in China and Russia currently operate commercial SMRs, and may have advantages in marketing their SMRs to potential customers.
Competitors in Russia and China, such as Rosatom and China National Nuclear Corporation, currently operate commercial SMRs in those countries. Although their SMR designs have not been approved by the NRC or in any jurisdiction outside of their native countries, those competitors may have a competitive advantage if they are able to obtain approval comparable to Standard Design Approval (“SDA”), or if they can otherwise demonstrate to potential customers the value and benefits of their SMRs, particularly in jurisdictions that have less stringent regulatory requirements. In addition, these competitors may have access to greater government or other funding to develop and commercialize their SMRs than we do.
We may be unable to charge UAMPS, our first customer, for some costs we have incurred and we may be required to reimburse UAMPS if we fail to achieve specified performance measures.
We entered into a Cost Sharing Option Agreement and a Subaward Agreement in 2015 (collectively, the “CSO and Subaward Agreements”) that facilitate sharing a DOE award with UAMPS for early siting and licensing for the Carbon Free Power Project (“CFPP”). Under those agreements, the DOE has been paying half of the costs and UAMPS and NuScale LLC have shared the other half. We have incurred reimbursable costs of $4.1 million under the CSO and Subaward Agreements. If UAMPS determines to file a license application with the NRC for the CFPP, UAMPS must then pay us for those costs; however, if UAMPS, or its wholly-owned subsidiary, CFPP LLC, does not file a license application, we will be unable to bill those costs to UAMPS.
In conjunction with certain agreements related to the CFPP awarded to Fluor, pursuant to which we are developing the NRC license application for the CFPP and performing other site licensing and development activities, we entered into a Development Cost Reimbursement Agreement with UAMPS (the “DCRA”). Under the DCRA, we may be obligated to refund to UAMPS a percentage of its net development costs up to a specified cap, which vary based on the stage of project development, if (1) at specified times in the development of the CFPP, the estimated cost of electricity (based on increasingly accurate project cost estimates at various stages of development) exceeds an agreed target cost of $58.00/megawatt-hour (subject to adjustment as specified in the DCRA), or if Fluor does not timely provide a required comparison (which we refer to as an economic competitive test, or “ECT”), (2) the NRC does not issue design certification for the NuScale design by March 31, 2023, (3) the NRC does not issue SDA for the NuScale design within one year after the NRC’s published date for such approval after acceptance of the SDA application, or

(4) NuScale LLC materially breaches the DCRA and the DCRA is terminated for cause. The reimbursement percentage and cap is 100% and $57 million until UAMPS or CFPP LLC submit a combined construction and operating license for approval to the NRC (“COLA”). After the COLA is submitted, the reimbursement percentage is 20% and (a) the cap for an ECT failure before final notice to proceed with NuScale plant construction is $60 million and (b) the cap for termination of the DCRA for cause is $120 million through deliver of a “Class 2” project cost estimate (an estimate that is accurate within -15% to +20%) and thereafter $180 million through the final notice to proceed, which requires a “Class 1” project cost estimate (an estimate that is accurate within -10% to +15%).
Any delays in the development and manufacture of NPMs and related technology may adversely impact our business and financial condition.
We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, production and delivery of NPMs and related technology that could prevent us from delivering NPMs in 2027 or beyond. If delays like this recur, if our remediation measures and process changes do not continue to be successful, if we fail to find a satisfactory manufacturer or if we experience issues with planned manufacturing activities or design and safety, we could experience issues or delays in sustaining or further increasing production and sales of NPMs.
If we encounter difficulties in scaling our production and delivery capabilities, if we fail to develop and successfully commercialize our NPMs and related technologies, if we fail to develop such technologies before our competitors or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business and financial condition could be materially and adversely impacted.
We have not yet delivered NPMs to customers, and any setbacks we may experience during our first commercial delivery planned for 2028 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.
The success of our business will depend on our ability to successfully deliver NPMs to customers on-time and on-budget at guaranteed performance levels, which would tend to establish greater confidence in our subsequent customers. There is no guarantee that our planned NPM deployments will be successful. There can be no assurance that we will not experience operational or process failures and other problems during our first commercial deployment or any planned deployment thereafter. Any failures or setbacks, particularly on our first commercial deployments, could harm our reputation and have a material adverse effect on our business and financial condition.
Any actual or perceived safety or reliability issues may result in significant reputational harm to our businesses, in addition to tort liability and other costs that may arise. Such issues could result in delaying or cancelling planned deployments of NPMs, increased regulation, or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents or mechanical failures could have a material adverse effect on our business and financial condition.
We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.
We have incurred significant losses since our inception well beyond the support we have received through cost-sharing awards from the DOE. We have not yet delivered NPMs or VOYGR plants to customers, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected or at all; even if we do, we may not be able to maintain or increase profitability.
We expect our operating expenses to increase over the next several years as we commence deployment of NPMs, continue to refine and streamline our design and manufacturing processes for our NPMs, make technical improvements, hire additional employees and continue research and development efforts relating to new products and technologies. These efforts may be more costly than we expect and may not result in increased revenue, profits or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our expenses could prevent us from achieving or maintaining profitability or positive cash flow.

Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business and financial condition.
The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, which could materially and adversely affect our business.
Some electricity markets experience very low power prices due to a combination of subsidized renewables and low-cost fuel sources, and NuScale LLC may not be able to compete in these markets unless the benefits of the carbon-free, reliable and/or resilient energy generation provided by our NPMs are sufficiently valued in the market. Given the relatively lower electricity prices in the United States when compared to many international markets, the risk may be greater with respect to business in the United States. Moreover, historically very low (or negative) market prices are the result of surplus generation that cannot be curtailed and are transitory. These low prices do not reflect a price to beat for NuScale’s technology.
The market for SMRs generating nuclear power is not yet established and may not achieve the growth potential we expect or may grow more slowly than expected.
The market for SMRs has not yet been established. Our estimates for the total addressable market are based on a number of internal and third-party estimates, including our potential contracted revenue, the number of potential customers who have expressed interest in our NPMs, assumed prices and production costs for our NPMs, our ability to leverage our current logistical and operational processes, and general market conditions. However, our assumptions and the data underlying our estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect.
Our commercialization strategy relies heavily on our relationship with Fluor and other strategic investors and partners, who may have interests that diverge from ours and who may not be easily replaced if our relationships terminate.
We rely heavily upon our relationship with Fluor, our majority owner, and our relationships with other of our investors and strategic partners to commercialize our NPM and our other products and services. We granted Fluor certain rights to provide engineering, procurement and construction services in connection with NuScale LLC’s general plant design, project-specific designs and services typically performed by Fluor or its direct competitors. Similarly, we have entered into certain agreements with Doosan Heavy Industries and Construction Company, Ltd. (“Doosan”), IHI Corporation (“IHI”), and Sarens Nuclear & Industrial Services, LLC (“Sarens”) for certain planning, engineering, manufacturing and support activities, and JGC Holdings Corporation (“JGC”), an affiliate of Japan NuScale LLC Innovation, LLC, related to the EPC and commissioning of the first NuScale LLC plant in the United States and in other specific geographic areas, and with Samsung C&T Corporation (“Samsung C&T”) related to certain EPC activities.
Our strategic partners may have interests that diverge from our interests, and which may hinder our ability to negotiate sales to customers. If we lose our agreements with strategic partners, we may need to find new contractors who may have less experience designing and building nuclear plants. This could substantially hinder our ability to expand our production capacity and installation of VOYGR plants, and could affect our business and our prospects.
We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
If our operations grow as planned, we may need to expand our sales and marketing, research and development, supply and manufacturing functions, and there is no guarantee that we will be able to scale the business and the manufacture of NPMs as planned, as there is no guarantee that we will be able to find suitable locations or partners for the expanded manufacture and operation of our NPMs or to broaden our internal capabilities.

Any failure to effectively incorporate updates to the design, construction, and operations of NuScale LLC plants to ensure cost competitiveness could reduce the marketability of the NuScale LLC design and has the potential to impact deployment schedules.
Updating the design, construction, and operations of NuScale LLC plants will be necessary to their competitiveness and attractiveness in the market, particularly in the United States where the price of power is generally lower. If we are not able to achieve and maintain cost-competitiveness in the United States or elsewhere, our business could be materially and adversely affected.
If manufacturing and construction issues are not identified prior to design finalization, long-lead procurement, and/or module fabrication, then those issues will be realized during production, fabrication, or construction and may impact plant deployment cost and schedule.
Our NPM design will be actively managed through design reviews, prototyping, involvement of external partners and application of industry lessons, but we could still fail to identify latent manufacturing and construction issues early enough to avoid negative effects on production, fabrication, construction or ultimate performance of our NPMs or plants. Where these issues arise at such later stages of deployment, plant deployment could be subject to greater costs or be significantly delayed, which could materially and adversely affect our business.
We and our customers operate in a politically sensitive environment, and the public perception of nuclear energy can affect our customers and us.
The risks associated with radioactive materials and the public perception of those risks can affect our business. Opposition by third parties can delay or prevent the construction of new nuclear power plants and can limit the operation of nuclear reactors. Adverse public reaction to developments in the use of nuclear power could directly affect our customers and indirectly affect our business. In the past, adverse public reaction, increased regulatory scrutiny and litigation have contributed to extended construction periods for new nuclear reactors, sometimes delaying construction schedules by decades or more or even shutting down operations. In addition, anti-nuclear groups in Germany successfully lobbied for the adoption of the Nuclear Exit Law in 2002, which requires the shutdown of all German nuclear power plants by 2022. Adverse public reaction could also lead to increased regulation or limitations on the activities of our customers, more onerous operating requirements or other conditions that could have a material adverse impact on our customers and our business.
Accidents involving nuclear power facilities, including but not limited to events similar to the Three Mile Island, Chernobyl and Fukushima Daiichi nuclear accidents, or terrorist acts or other high profile events involving radioactive materials could materially and adversely affect our customers and the markets in which we operate and increase regulatory requirements and costs that could materially and adversely affect our business.
Our future prospects are dependent upon a certain level of public support for nuclear power. Nuclear power faces strong opposition from certain competitive energy sources, individuals and organizations. The accident that occurred at the Fukushima nuclear power plant in Japan in 2011 increased public opposition to nuclear power in some countries, resulting in a slowdown in, or, in some cases, a complete halt to new construction of nuclear power plants, an early shut down of existing power plants or a dampening of the favorable regulatory climate needed to introduce new nuclear technologies all could negatively impact our business and prospects. As a result of the Fukushima accident, some countries that were considering launching new domestic nuclear power programs delayed or cancelled the preparatory activities they were planning to undertake as part of such programs. If accidents similar to the Fukushima disaster or other events, such as terrorist attacks involving nuclear facilities, occur, public opposition to nuclear power may increase, regulatory requirements and costs could become more onerous and customer demand for our NPMs could suffer, which could materially and adversely affect our business and operations.
Our supply base may not be able to scale to the production levels necessary to meet sales projections.
NuScale LLC does not have manufacturing assets and relies on third party manufacturers to build our NPMs and associated equipment. Moreover, we are dependent on future supplier capability to meet production demands attendant to our forecasts. If our supply chain cannot meet the schedule demands of the market, our projected sales revenues could be materially impacted.
Lack of availability and cost of component raw materials may affect the manufacturing processes for plant equipment and increase our costs.
Recent global supply chain disruptions have increasingly affected both the availability and cost of raw materials, component manufacturing and deliveries. These disruptions may result in delays in equipment deliveries and cost escalations that could adversely affect our business.
We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineers, manufacturing and quality assurance, finance, marketing and sales personnel. Our senior management team has extensive experience in the energy and manufacturing industries, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business and financial condition if we are unable to successfully attract and retain qualified and highly skilled replacement personnel.
There is substantial doubt about our ability to continue as a going concern, and we may require additional future funding whether or not the Transactions are completed.
Based on our recurring losses and expectations to incur significant expenses and negative cash flows until at least 2024, management has identified substantial doubt about NuScale LLC’s ability to continue as a going concern through December 2022 if the Transactions are not completed, and in that case, we will require significant additional funding to continue our operations through commercialization. If we are unable to continue as a going concern, we may be forced to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.
To date, we have not generated any material revenue, while we have substantial overhead expenses. We do not expect to generate meaningful revenue unless and until we are able to finalize development of and commercialize our SMR technology and related services, and we may not be able to do so on our anticipated timetable, if at all. We expect our expenses and capital expenditures to increase in connection with our ongoing activities, including developing and advancing our SMR and other products and services, obtaining NRC design certification of and SDA for our SMR and completing our manufacturing preparation and trials. In addition, upon the completion of the Transactions, we expect to incur additional costs associated with operating as a public company. Certain costs are not reasonably estimable at this time and we may require additional funding and our projections anticipate certain customer-sourced income that is not guaranteed.
We may seek to raise capital through private or public equity or debt financings or through other sources of financing. Adequate additional funding may not be available to us on acceptable terms or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue our business strategies. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. If we raise additional capital through debt financing, we may be subject to covenants that restrict our operations including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our securities, make certain investments, and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders and members. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be required to delay, scale back or terminate some or all of our research and development programs.

Our funding plan relies on cost-shared funding provided through a cooperative agreement with the DOE. Significant funding has been received from the DOE under four separate cost-share awards granted since 2013. As of September 30, 2021, the DOE has obligated $153 million to the current program. The overall DOE contribution to NuScale LLC commercialization funding is more than $425 million. The current DOE award is a $700 million award ($350 million in government funding to be matched by $350 million in private funding), which is subject to Congressional appropriations. Funding is subject to at least annual Congressional appropriations, which may not be forthcoming. As part of our arrangements with the DOE, we granted the DOE a worldwide, nonexclusive, paid-up license to our intellectual property and to manufacture our SMR technology, and the right to sublicense those rights if specified conditions arise, including if the DOE terminates the award due to material failure to comply with the terms and conditions of the award, or if we fail to meet our cost-sharing obligations or cease developing our SMR. As a result, if we are unable to continue as a going concern, the value of our intellectual property, including in liquidation, may be difficult to assess.
Our ability to protect our patents and other proprietary rights may be challenged and is not guaranteed, exposing us to the possible loss of competitive advantage.
We rely upon a combination of patents, trademarks, copyrights, trade secret, and commercial agreements such as confidentiality agreements, assignment agreements, and license agreements to protect the intellectual property associated with our NPMs and related technologies. These measures prevent third parties from using, practicing, selling, manufacturing, or otherwise commercially exploiting our NPMs and related technologies, which would erode our competitive position in our market. Our success depends in large part on our ability to obtain and enforce patent protection for our NPMs, as well as our ability to operate without infringing on or violating the proprietary rights of others. We own and have licensed rights to patents and pending patent applications, and will continue to file patent applications claiming new technologies directed to NPMs in the United States and in other jurisdictions based on factors such as commercial viability.
As with all industries, the patent position of power modules and nuclear energy companies generally is uncertain and is not a guaranteed right. During the patent procurement process, a patent office may require us or our licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications. This may limit the scope of patent protection and our or our licensors’ ability to claim patent infringement if the patent application is subsequently issued. In some cases, a patent application may not issue if we or our licensors are unable to overcome rejections from a patent office. If a patent application does not issue, we or our licensors may lose trade secret that is disclosed and published in the patent application and third parties may be able to exploit such published information in our patent application. Additionally, even if we obtain a patent registration in one jurisdiction (e.g., the United States), we cannot guarantee that we will obtain a patent registration for the same or related patent application in another jurisdiction (e.g., China) as patent laws differ from jurisdiction to jurisdiction. Additionally, maintaining and enforcing patent rights can involve complex legal and factual questions and may be subject to litigation in some cases. For example, third parties may challenge the validity of our or our licensors’ patents based on prior art at a tribunal such as the Patent Trial and Appeal Board at the United States Patent and Trademark Office and/or in a federal court. Because we cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found, third parties may prevail in invalidating a patent or preventing a patent application from being issued as a patent. If we or our licensors are able to maintain valid patents or prevail in patent challenges instituted by third parties, we or our licensors may still bear the risk of third parties “designing around” our technologies to avoid an intellectual property infringement claim.
We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.
We do not have worldwide patent rights for our NPMs and related technologies because there is no such thing as worldwide or “international patent rights.” Accordingly, we may not be able to protect our intellectual property rights in certain jurisdictions and their legal systems. Filing, prosecuting and defending patents on our NPMs worldwide can pose several challenges. First, procuring patent rights in multiple jurisdictions would be cost prohibitive because individual patent offices in different jurisdictions will have to examine each patent application separately. Therefore, costs such as examination fees, translation fees, and attorney fees are considered. Once a patent is registered, we or our licensors will also have the continued

obligation of paying maintenance fees periodically to avoid patents from becoming abandoned or lapsed. Second, the breadth of claims in patents may vary from jurisdiction to jurisdiction. For instance, certain patent offices may require narrower claims, resulting in patent rights that are less extensive. Further, as noted above, we may not be able to obtain patents in some jurisdictions even if we obtain patents in other jurisdictions. Accordingly, our competitors may operate in countries where we do not have patent protection and can freely use our technologies and discoveries in such countries to the extent such technologies and discoveries are publicly known or disclosed in countries where we do have patent protection or pending patent applications.
In addition, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries also limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business and financial condition may be adversely affected.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market NPMs.
We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough because there may be hundreds of thousands of relevant patents worldwide. We also cannot be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of NPMs in any jurisdiction. The scope of a patent claim is generally determined by an interpretation of the law, the written disclosure in a patent, and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect or not accepted by a court of competent jurisdiction. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect or inaccurate. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market NPMs.
In addition, there are several circumstances under which a patent application may not be published and accessible to us or our licensors. For example, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, but some patent applications in the United States may be maintained in secrecy until the patents are issued. Publications in the scientific literature also often lag behind actual discoveries. Therefore, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications, or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering NPMs or technology similar to ours without us knowing. Any such patent application may have priority over our patent applications or patents, which could require us to procure rights to issued patents covering such technologies in order to avoid infringement claims.
We may be subject to claims of ownership and other rights to our patents and other intellectual property by third parties.
Our confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive intellectual property. While we require our employees, consultants, and contractors to assign such intellectual property to us in the event that the intellectual property is not automatically assigned (e.g., as work made for hire), those agreements may not be honored and obligations to assign intellectual property may be challenged or breached. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights and/or others misappropriate those rights in the process.
We may be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an owner, a joint owner, a licensee, an inventor, or a co-inventor. In the latter two cases, the failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our power modules or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose exclusive ownership of, or right to use or license valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Regulatory Risk Factors
Our SDA application for the 77 MWe power module has not yet been submitted to the NRC, and its approval is not guaranteed.
Increasing the power that can be generated by our NPMs is a key part of our plan, and our higher-capacity, 77 MWe power module is subject to obtaining SDA from the NRC. The need to obtain that approval complicates our licensing process and could affect the planned deployment schedule for our first NPMs. In particular, if the NRC disagrees with our licensing approach or the breadth and/or scope of the design changes proposed, the construction and operating license application process could take longer than currently expected, which could materially and adversely affect our business. Further, we face the risk that the NRC could impose terms in the SDA that are not acceptable to us.
Our design is only approved in the United States and we must obtain approvals on a country-by-country basis before we can sell our products abroad, which approvals may be delayed or denied or which may require modification to our design.
Our SMR design has not been approved in any country except the United States. Each country has its own safety approval that we must obtain before we can sell or install our NPMs abroad. Foreign approval processes may differ materially from the NRC process, and approvals may be denied or delayed in foreign countries, or some countries may require that we alter our design before obtaining approval. Denial or delay in approvals abroad could materially and adversely affect our business.
Our customers must obtain additional regulatory approvals before they construct power plants using our NPMs, and approvals may be denied or delayed.
The lead time to build a nuclear power facility is long, and requires site licensing and approvals from applicable regulatory agencies before a plant can be constructed. The regulatory framework to obtain approvals is complex, and varies from country to country. Any delays experienced by our customers in siting a power plant using our products and services could materially and adversely affect our business.
Our customers could incur substantial costs as a result of violations of, or liabilities under, environmental laws.
The operations and properties of our customers are subject to a variety of federal, state, local and foreign environmental, health and safety laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous, non-hazardous and radioactive materials and waste and remediation of releases of hazardous materials. Although NuScale LLC’s business is to design and sell technology rather than to construct and own or operate power plants, we must design our technology so it complies with such laws and regulations. Compliance with environmental requirements could require our customers to incur significant expenditures or result in significant restrictions on their operations, and the failure to comply with such laws and regulations, including failing to obtain any necessary permits, could result in substantial fines or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring our customers to conduct or fund remedial or corrective measures, install pollution control equipment or perform other actions. More vigorous enforcement by regulatory agencies, the future enactment of more stringent laws, regulations or permit requirements, including relating to climate change, or other unanticipated events may arise in the future and adversely impact the market for our products, which could materially and adversely affect our business, financial condition and results of operations.
We are subject to stringent United States export and import control laws and regulations. Unfavorable changes in these laws and regulations or United States government licensing policies, our failure to secure timely United States government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
The inability to secure and maintain required export licenses or authorizations could negatively impact our ability to compete successfully or market our SMR technology for commercial applications outside the United States. For example, if we were unable to obtain or maintain our licenses to export certain nuclear hardware, we would be effectively prohibited from exporting our SMR technology in non-United States locations, which would limit the number of customers to those in the United States. In addition, if we were unable to obtain authorization to export our technology, hardware, code or technical assistance, we would experience a limited market for our technology, which would provide a competitive edge to international suppliers of SMRs. In both cases, these restrictions could lead to an adverse impact on our ability to sell our commercial technology. Similarly, if we were unable to secure export authorization, we may need to implement design changes to our NPM to address issues with our domestic supplier chain, which may increase costs or result in delays in delivery of new plants and subsequent additional NPMs when ordered.
Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts or limitations on our ability to enter into contracts with the United States government. In addition, any changes in export control regulations or United States government licensing policy, such as that necessary to implement United States government commitments to multilateral control regimes, may restrict our operations.
Our business is subject to a wide variety of extensive and evolving government laws and regulations. Changes in and/or failure to comply with such laws and regulations could have a material adverse effect on our business.
Regulatory risk factors associated with our business also include:
•
our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and to maintain current approvals, licenses or certifications;

•
our ability to obtain regulatory approval for a site boundary emergency planning zone (“EPZ”) defined in such a fashion as will benefit the majority of U.S.-based customers;

•
regulatory delays, delays imposed as a result of regulatory inspections, and changing regulatory requirements, may cause a delay in our ability to fulfill our existing or future orders, or cause planned plants to not be completed at all, many of which may be out of our control, including natural disasters, changes in governmental regulations or in the status of our regulatory approvals or applications or other events that force us to cancel or reschedule plant construction, which could have an adverse impact on our business and financial condition;

•
regulatory, availability and other challenges may delay our progress in establishing the number of plant sites we require for our targeted build rate, which could have an adverse effect on our ability to grow our business; and

•
challenges as a result of regulatory processes or in NuScale LLC’s ability to secure the necessary permissions to establish these plant sites could delay our ability to achieve our target build rate and could adversely affect our business.

General Risk Factors
COVID-19 and any future widespread public health crisis could negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services.
In an effort to halt the outbreak of COVID-19, a number of countries, including the United States, have placed significant restrictions on travel, many businesses have announced extended closures, and many businesses and governmental agencies have allowed employees to work remotely, which in some cases may reduce the effectiveness of those employees. These travel restrictions and business closures may in the future adversely affect our operations locally and worldwide, including our ability to obtain regulatory approvals and to manufacture, market, sell or distribute our products, which could materially and adversely affect our business. We cannot predict the impact that remote work will have on the culture of NuScale LLC and our employee retention.
Many of our customers and suppliers worldwide were affected by COVID-19 and temporarily closed their facilities, which impacted the speed of our customer engagement and research and development. The impact of COVID-19 on NuScale LLC’s operational and financial performance will depend on various future developments, including the duration and spread of the outbreak and impact on regulatory agencies, customers, suppliers and employees, all of which remain uncertain at this time.
State and federal responses to the COVID-19 pandemic may delay or prevent the consummation of the Transactions.
On December 21, 2021, Oregon Governor Kate Brown extended the state’s COVID-19 emergency declaration in response to a surge in confirmed and presumptive COVID-19 cases and hospitalizations. Given the ongoing and dynamic nature of the COVID-19 pandemic, it is difficult to predict the range of future responses and restrictions imposed by state and federal officials. These responses and restrictions could have an adverse impact on the business of Spring Valley, NuScale LLC and NuScale Corp. Additionally, possible shutdowns at the state or federal level, including of certain regulatory agencies, could delay or adversely impact our ability to consummate the Transactions, including increasing transaction costs. Each of Spring Valley and NuScale LLC may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.
Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.
We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. An adverse resolution by one or more taxing authorities could have a material impact on our finances. Further, we may be unable to utilize any net operating losses in the event a change in control is determined to have occurred.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources from the operation of our business and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.
Risks Related to the Transactions and Spring Valley
Unless the context otherwise requires, any reference in this section of this Proxy Statement/Prospectus to “Spring Valley,” “we,” “us” or “our” refers to Spring Valley prior to the Transactions and to NuScale Corp and its subsidiaries following the Transactions.

Our Initial Shareholders have entered into letter agreements with us to vote in favor of the Transactions, regardless of how our Public Shareholders vote.
Unlike some other blank check companies in which the Initial Shareholders agree to vote their shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, our Initial Shareholders, pursuant to the Support Agreements and the Sponsor Letter Agreement, have agreed, among other things, to vote all of their Public Shares and Spring Valley Class B ordinary shares in favor of all the proposals being presented at the extraordinary general meeting, including the Merger Agreement Proposal and the Transactions (including the Merger). As of the date of this Proxy Statement/Prospectus, our Initial Shareholders own 20.0% of the issued and outstanding ordinary shares (excluding the Spring Valley ordinary shares underlying the Spring Valley Private Placement Warrants).
If the conditions to the Merger Agreement are not met, the Merger may not occur.
Even if the Merger Agreement is approved by shareholders of Spring Valley and by the unitholders of NuScale LLC, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Merger. For a list of the material closing conditions contained in the Merger Agreement, see the section entitled “The Transactions — The Merger Agreement — Conditions to Closing of the Transactions.” Spring Valley and NuScale LLC may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Merger will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Spring Valley and NuScale LLC to each lose some or all of the intended benefits of the Transactions.
Neither the Spring Valley Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Transactions.
Neither the Spring Valley Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that Spring Valley is paying for NuScale LLC is fair to Spring Valley from a financial point of view. Neither the Spring Valley Board nor any committee thereof obtained a third party valuation in connection with the Transactions. In analyzing the Transactions, the Spring Valley Board and management conducted due diligence on NuScale LLC and researched the industry in which NuScale LLC operates. The Spring Valley Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports previously prepared in connection with NuScale LLC’s most recent issuance of preferred stock, financial and market data information on selected comparable companies, the implied purchase price multiple of NuScale LLC and the financial terms set forth in the Merger Agreement, and concluded that the Transactions were in the best interest of its shareholders. Accordingly, investors will be relying solely on the judgment of the Spring Valley Board and management in valuing NuScale LLC, and the Spring Valley Board and management may not have properly valued NuScale LLC’s business. The lack of a third-party valuation may also lead an increased number of shareholders to vote against the Transactions or demand redemption of their shares, which could potentially impact our ability to consummate the Transactions.
Future investments in NuScale Corp, including $30 million of the PIPE Investment committed by a foreign investor, or other transactions may be delayed or denied under U.S. foreign investment regulations.
Under the “Exon-Florio Amendment” to the U.S. Defense Production Act of 1950, as amended (the “DPA”), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that the transaction threatens U.S. national security. CFIUS has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction. The Foreign Investment Risk Review Modernization Act (“FIRRMA”), enacted in 2018, amended the DPA to, among other things, expand CFIUS’s jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that have involvement with critical technology or critical infrastructure, or that collect and/or maintain sensitive personal data of U.S. citizens (“TID U.S. Businesses”), if the foreign investor receives specified triggering rights in connection with its investment. NuScale LLC is a TID U.S. Business because it develops and designs technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. The potential restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock. As a general matter, such scrutiny and concomitant delays and conditions could make investment in us less attractive to certain investors.
NuScale LLC submits certain transactions with foreign entities to CFIUS for review, including $80 million in foreign investments received in 2021, which CFIUS approved in the fourth quarter of 2021. NuScale LLC expects to submit $30 million of the PIPE Investment committed by Samsung C&T to CFIUS for review, and until approved we expect to hold the $30 million as restricted cash. Although prior investments by Samsung C&T have been approved by CFIUS, we cannot be certain that its $30 million PIPE Investment will be approved.
Because NuScale Corp will become a publicly traded company through a merger as opposed to an underwritten public offering, no underwriter has conducted a due diligence investigation in connection with the Transactions.
In an underwritten public offering, underwriters typically conduct a due diligence investigation on the issuer to establish a due diligence defense against liability claims under federal securities laws. Because Spring Valley is already a publicly traded company, no underwriter has conducted due diligence in connection with the Transactions. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering, and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this Proxy Statement/Prospectus.
Since the Initial Shareholders and our executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Transactions with NuScale LLC are appropriate as an initial business combination. Such interests include that the Initial Shareholders and our executive officers will lose their entire investment in us if a business combination is not completed.
When you consider the recommendation of the Spring Valley Board in favor of approval of the Merger Agreement Proposal, you should keep in mind that the Initial Shareholders and certain of Spring Valley’s current officers and directors have interests in such proposal that are different from, or in addition to (which may conflict with), those of Spring Valley shareholders and warrant holders generally.
These interests include, among other things, the interests listed below:
•
the fact that our Initial Shareholders have agreed not to redeem any Spring Valley Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination (such as the Transactions);

•
the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 Spring Valley Class B ordinary shares, 5,750,000 of which are currently owned directly or indirectly by the Initial Shareholders, the aggregate value of which is estimated to be approximately $72,234,375, assuming the per share value of the NuScale Corp Class A Common Stock is the same as the $10.05 per share closing price of the Spring Valley Class A ordinary shares on Nasdaq as of January 4, 2022, and these Spring Valley Class B ordinary shares will be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the Sponsor paid $8,900,000 for its Spring Valley Private Placement Warrants, the aggregate value of which is estimated to be approximately $12,015,000, assuming the per warrant value of the NuScale Corp Warrants is the same as the $1.35 per warrant closing price of the Spring Valley Warrants on Nasdaq as of January 4, 2022, and the Spring Valley Private Placement Warrants would be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the affiliates of Spring Valley have agreed to purchase 500,000 shares of NuScale Corp Common Stock at $10.00 per share, for an aggregate purchase price of $5,000,000, in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•
the fact that the Initial Shareholders and certain of Spring Valley’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Spring Valley ordinary shares (other than Public Shares) held by them if Spring Valley fails to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). No consideration was given to the Initial Shareholders or Spring Valley’s current officers and directors in exchange for such waiver;

•
the fact that the Registration Rights Agreement will be entered into by the Sponsor, the Sponsor Sub and certain other affiliates of Spring Valley;

•
the continued indemnification of Spring Valley’s directors and officers and the continuation of Spring Valley’s directors’ and officers’ liability insurance after the consummation of the Transactions (i.e., a “tail policy”);

•
the fact that the Sponsor and Spring Valley’s officers and directors will lose their entire investment in Spring Valley and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). Accordingly, Spring Valley may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). As of the record date, the Sponsor and Spring Valley’s officers and directors and their affiliates had incurred approximately $       of unpaid reimbursable expenses;

•
the fact that the Sponsor purchased its Spring Valley Class B ordinary shares from Spring Valley at a price of approximately $0.003 per Spring Valley Class B ordinary share, or an aggregate purchase price of $25,000. Given the differential in purchase price that the Sponsor paid for the Spring Valley Class B ordinary shares as compared to the price of the Spring Valley units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Spring Valley public shareholders experience a negative rate of return following the business combination;

•
the fact that, following the Business Combination, the Initial Shareholders can earn a positive rate of return on their investment, even if other shareholders of Spring Valley experience a negative rate of return on their investment;

•
the fact that if the Trust Account is liquidated, including in the event Spring Valley is unable to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), the Sponsor has agreed to indemnify Spring Valley to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Spring Valley has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spring Valley, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•
the fact that Spring Valley may be entitled to distribute or pay over funds held by Spring Valley outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing.

See “Proposal No. 1 — The Merger Agreement Proposal — Interests of Spring Valley Directors and Officers in the Transactions” for additional information on interests of Spring Valley’s directors and executive officers.
The personal and financial interests of the Initial Shareholders as well as Spring Valley’s directors and executive officers may have influenced their motivation in identifying and selecting NuScale LLC as business combination targets, completing an initial business combination with NuScale LLC and influencing the operation of the business following the initial business combination. In considering the recommendations of the Spring Valley Board to vote for the proposals, its shareholders should consider these interests.

The Sponsor and its affiliates may have interests in the Transactions that are different from the interests of the Public Shareholders.
The Sponsor and its affiliates have financial interests in the Transactions that are different from, or in addition to, those of other Public Shareholders generally. In addition, the Sponsor and its affiliates may be incentivized to complete the Transactions, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the Sponsor or its affiliates, would lose their entire investment. As a result, the Sponsor and its affiliates may have a conflict of interest in determining whether NuScale LLC is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Transactions. The Spring Valley Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Transactions and in recommending to Public Shareholders that they approve the Transactions.
The Sponsor and its affiliates may receive a positive return on 5,750,000 Spring Valley Founder Shares and 8,900,000 Spring Valley Private Placement Warrants (a certain number of which will be forfeited pursuant to the Sponsor Letter Agreement) even if Public Shareholders experience a negative return on their investment after consummation of the Transactions.
If Spring Valley is able to complete a business combination within the required time period, the Sponsor and its affiliates may receive a positive return on the 5,750,000 Spring Valley Founder Shares under the Assuming No Redemptions scenario and after giving effect to the 40,000 Spring Valley Founder Shares transferred to each of Spring Valley’s independent directors and the cancellation of 1,437,500 Spring Valley Class B ordinary shares, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to the Initial Public Offering, and the 8,900,000 Spring Valley Private Placement Warrants (a certain number of which will be forfeited pursuant to the Sponsor Letter Agreement), which were acquired for an aggregate purchase price of $8,900,000 (or $1.00 per warrant) concurrently with completion of the Initial Public Offering, even if the Public Shareholders experience a negative return on their investment in the Spring Valley Class A ordinary shares and Spring Valley Private Placement Warrants after consummation of the Transactions. See “The Transactions — Related Agreements — Sponsor Letter Agreement” for additional information.
The exercise of Spring Valley’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Merger may result in a conflict of interest when determining whether such changes to the terms of the Merger or waivers of conditions are appropriate and in Spring Valley’s shareholders’ best interest.
In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Spring Valley to agree to amend the Merger Agreement, to consent to certain actions taken by NuScale LLC or to waive rights that Spring Valley is entitled to under the Merger Agreement. Such events could arise because of changes in the course of NuScale LLC’s business, a request by NuScale LLC to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on NuScale LLC’s business and would entitle Spring Valley to terminate the Merger Agreement. In any of such circumstances, it would be at Spring Valley’s discretion, acting through the Spring Valley Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or executive officers described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this Proxy Statement/Prospectus, Spring Valley does not believe there will be any changes or waivers that Spring Valley’s directors and executive officers would be likely to make after shareholder approval of the Merger Agreement Proposal has been obtained. While certain changes could be made without further shareholder approval, Spring Valley will circulate a new or amended Proxy Statement/Prospectus and resolicit Spring Valley’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Merger Agreement Proposal.
We will incur significant transaction costs.
We have incurred and expect to continue to incur significant, non-recurring costs in connection with consummating the Transactions. All expenses incurred in connection with the Transactions, including all legal, and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs. Our transaction expenses as a result of the Transactions are currently estimated to be $43.0 million, including $8.0 million in accompanying deferred underwriting commissions, which are contingent upon the consummation of the Closing, subject to certain offsets for fees paid to the placement agents for the PIPE subscription financing.
Subsequent to consummation of the Transactions, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to NuScale LLC has identified all material issues or risks associated with NuScale LLC, its business or the industry in which it competes. As a result of these factors, we may incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or NuScale Corp. Accordingly, any shareholders of Spring Valley who choose to remain NuScale Corp stockholders following the Transactions could suffer a reduction in the value of their shares and warrants. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or Proxy Statement/Prospectus relating to the Transactions contained an actionable material misstatement or material omission.
The Proposed Organizational Documents will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all disputes between NuScale Corp and its stockholders.
The Proposed Organizational Documents that will be effective upon the Domestication provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with NuScale Corp or any of NuScale Corp’s directors, officers, or other employees, which may discourage lawsuits with respect to such claims. However, stockholders will not be deemed to have waived NuScale Corp’s compliance with the federal securities laws and the rules and regulations thereunder and this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for the exclusive jurisdiction of the federal courts with respect to all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, or the Securities Act. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Organizational Documents provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision with respect to suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If a court were to find the choice of forum provision contained in the Proposed Organizational Documents to be inapplicable or unenforceable in an action, NuScale Corp may incur additional costs associated with resolving such action in other jurisdictions, which could harm NuScale Corp’s business, results of operations and financial condition.

Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
Our warrant agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
The Spring Valley Warrants are accounted for as liabilities and the changes in value of the Spring Valley Warrants could have a material effect on our financial results.
The Spring Valley Warrants are classified as liabilities. Under this accounting treatment, we are required to measure the fair value of the Spring Valley Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in our operating results for the current period. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside our control. We expect that we will recognize non-cash gains or losses due to the quarterly fair valuation of the Spring Valley Warrants and that such gains or losses could be material.
The unaudited pro forma financial information included elsewhere in this Proxy Statement/Prospectus may not be indicative of what NuScale Corp’s actual financial position or results of operations would have been.
Spring Valley and NuScale LLC currently operate as separate companies and have had no prior history as a combined entity, and Spring Valley’s and NuScale LLC’s operations have not previously been managed on a combined basis. The pro forma financial information included in this Proxy Statement/Prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transactions been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of NuScale LLC. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Transactions. The unaudited pro forma financial information does not reflect future events that may occur after the Transactions and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Spring Valley’s and NuScale LLC’s historical financial statements and certain adjustments and assumptions have been made regarding NuScale LLC after giving effect to the Transactions. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this Proxy Statement/Prospectus in respect of the estimated financial position and results of operations of NuScale LLC.
In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect NuScale LLC’s financial condition or results of operations following the Closing. Any potential decline in NuScale LLC’s financial condition or results of operations may cause significant variations in the stock price of NuScale Corp.
The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares may not allow us to complete the most desirable business combination or optimize the capital structure of NuScale Corp.
At the time of entering into the Merger Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Merger is conditioned upon, among other things, (i) the approval by our shareholders of the Condition Precedent Proposals being obtained; (ii) the expiration or termination of any applicable waiting period under the HSR Act relating to the Merger Agreement; (iii) Closing Acquiror Cash of at least $200 million; (iv) the approval by Nasdaq of our initial listing application in connection with the Merger; and (v) the consummation of the Domestication. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Merger may not be consummated. For further details, see “The Transactions — The Merger Agreement — Conditions to Closing of the Transactions.”
Our Initial Shareholders, as well as NuScale LLC, our directors, executive officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Transactions, which may influence the vote on the Transactions and reduce the public “float” of Spring Valley Class A ordinary shares.
At any time at or prior to the Transactions, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Merger Agreement Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (“Majority Spring Valley Shareholder Approval”), (ii) the Domestication Proposal and the Organizational Documents Proposal are approved by the affirmative vote of at least a two-thirds (2/3rds) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (“Supermajority Spring Valley Shareholder Approval”), (iii) the number of holders of Public Shares electing to redeem their Public Shares is limited and (iv) NuScale Corp’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the Transactions and the PIPE Investment.

If such transactions are effected, the consequence could be to cause the Transactions to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.
In addition, if such purchases are made, the public “float” of our Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in our Initial Public Offering).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. There is no guarantee that vendors, service providers (other than our independent registered public accounting firm), prospective business or other entities with which we do business will execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. Even if they do execute such agreements, there is no guarantee that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete a business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with a business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event we distribute the proceeds in the Trust Account to Public Shareholders and subsequently file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the Spring Valley Board may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, the Spring Valley Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,293.00 and to imprisonment for five years in the Cayman Islands.
If, before distributing the proceeds in the Trust Account to Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
We are an EGC within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an EGC within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of Spring Valley Class A ordinary shares or, after the Transactions, the NuScale Corp Common Stock held by non-affiliates exceeds $700,000,000 as of any June 30 before that time, in which case we would no longer be an EGC as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs but any such election to opt out is irrevocable. We intend to take advantage of the benefits of this extended transition period.
As a “controlled company,” we are exempt from certain corporate governance requirements that apply to other Nasdaq-listed companies.
Following the Merger, Fluor will own a majority of the voting power of our Common Stock. As a result, we will be a “controlled company” under Nasdaq rules. As a controlled company, we will be exempt from certain corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish compensation and nominating and corporate governance committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees of directors are determined or recommended to our board of directors by independent members of our board of directors. To the extent we rely on one or more of these exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Transactions, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. NuScale LLC is not a public reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and NuScale Corp management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to NuScale Corp after the Transactions. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an EGC, in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of NuScale Corp Common Stock. Additionally, once we are no longer an EGC, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
The price of NuScale Corp Common Stock and NuScale Corp’s warrants may be volatile.
Upon consummation of the Transactions, the price of NuScale Corp Common Stock and NuScale Corp’s warrants may fluctuate due to a variety of factors, including:
•
changes in the industries in which NuScale Corp and its customers operate;

•
variations in its operating performance and the performance of its competitors in general;

•
material and adverse impacts of the COVID-19 pandemic on the markets and the broader global economy;

•
actual or anticipated fluctuations in NuScale Corp’s quarterly or annual operating results;

•
the public’s reaction to NuScale Corp’s press releases, its other public announcements and its filings with the SEC;

•
NuScale Corp’s failure or the failure of its competitors to meet analysts’ projections or guidance that NuScale Corp or its competitors may give to the market;

•
additions and departures of key personnel;

•
changes in laws and regulations affecting its business;

•
commencement of, or involvement in, litigation involving NuScale Corp;

•
changes in NuScale Corp’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•
publication of research reports by securities analysts about NuScale Corp, its competitors or its industry;

•
sales of shares of NuScale Corp Common Stock by the PIPE Investors; and

•
general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

These market and industry factors may materially reduce the market price of NuScale Corp Common Stock and NuScale Corp’s warrants regardless of the operating performance of NuScale Corp.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of NuScale Corp Common Stock to drop significantly, even if NuScale Corp’s business is doing well.
Sales of a substantial number of shares of NuScale Corp Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of NuScale Corp Common Stock.
It is anticipated that, upon completion of the Transactions, (i) the NuScale Equityholders will own 78.6% of the outstanding NuScale Corp Common Stock and (ii) our Initial Shareholders will own 1.8% of the outstanding NuScale Corp Common Stock, in each case, assuming that none of Spring Valley’s outstanding Public Shares are redeemed in connection with the Merger, or 87.8% and 1.7%, respectively, assuming that all 23,000,000 of Spring Valley’s outstanding Public Shares are redeemed in connection with the Merger. These percentages assume that (i) 177,782,129 shares of NuScale Corp Common Stock are issued to the NuScale Equityholders at Closing; (ii) 21,300,002 shares of NuScale Corp Common Stock are issued in connection with the PIPE Investment; and (iii) no Spring Valley Warrants to purchase NuScale Corp Common Stock that will be outstanding immediately following Closing have been exercised. If the actual facts are different than these assumptions, the ownership percentages in NuScale Corp will be different.
Although the Sponsor and certain of NuScale LLC’s stockholders will be subject to certain restrictions regarding the transfer of NuScale Corp Common Stock, these shares may be sold after the expiration or early termination of the respective applicable lock-ups under the Sponsor Letter Agreement. We intend to file one or more registration statements shortly after the Closing to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of NuScale Corp Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Public Shareholders will experience immediate dilution as a consequence of the issuance of NuScale Corp Common Stock in the PIPE Investment and to the NuScale Equityholders entitling them to a significant voting stake in NuScale Corp.
In accordance with the terms and subject to the conditions of the Merger Agreement, we are issuing 211,300,002 shares of NuScale Corp Class A Common Stock in connection with the PIPE Investment and a number, subject to the Exchange Ratio (as defined in the Merger Agreement), of NuScale Corp Class B Common Stock (which will not have any economic value but will entitle the holder thereof to one vote per share) to the NuScale Equityholders. In addition, each NuScale Equityholder may have the right to receive certain payments from NuScale Corp under the Tax Receivable Agreement. For further details, see “The Transactions — Conversion; Consideration to NuScale Equityholders in the Transactions.”
The issuance of additional common stock will significantly dilute the equity interests of existing holders of Spring Valley securities, and may adversely affect prevailing market prices for the NuScale Corp Common Stock and/or the NuScale Corp warrants.
Public Shareholders who do not redeem their Spring Valley Class A ordinary shares will have a reduced ownership and voting interest after the Transactions and will exercise less influence over management of NuScale Corp.
Upon the issuance of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock in connection with the Transactions, the percentage ownership of the Public Shareholders who do not redeem their shares of Spring Valley Class A ordinary shares will be diluted. The percentage of the NuScale Corp Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Spring Valley Class A ordinary shares for which the holders thereof request redemption in connection with the Merger. To illustrate the potential ownership percentages of Public Shareholders under different redemption levels, based on the number of issued and outstanding shares of Spring Valley Class A ordinary shares and Spring Valley Class B ordinary shares on September 30, 2021, and based on the NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock expected to be issued in the Transactions and the NuScale Corp Class A Common Stock expected to be issued as part of the PIPE Investment, non-redeeming Public Shareholders, as a group, will own:
•
if there are no redemptions of Public Shares, 10.2% of NuScale Corp Common Stock expected to be outstanding immediately after the Transactions; or

•
if there are maximum redemptions, 0.0% of NuScale Corp Common Stock expected to be outstanding immediately after the Transactions.

Because of this, Public Shareholders, as a group, will have less influence on the NuScale Corp Board, management and policies of NuScale Corp than they now have on the Spring Valley Board, management and policies of Spring Valley. For further discussion of the assumptions underlying the no and maximum redemption scenarios set forth above, please see “Unaudited Pro Forma Condensed Combined Financial Information.”
The ownership percentage with respect to NuScale Corp following the Transactions do not take into account the following potential issuances of securities, which will result in further dilution to Public Shareholders who do not redeem their Public Shares:
•
the issuance of up to 11,500,000 shares of NuScale Corp Class A Common Stock upon exercise of the Spring Valley Public Warrants at a price of $11.50 per share;

•
the issuance of up to 8,900,000 shares of NuScale Corp Class A Common Stock upon exercise of the Spring Valley Private Placement Warrants held by the Sponsor at a price of $11.50 per share;

•
the issuance of up to 15,485,125 shares of NuScale Corp Class A Common Stock upon exercise of the Options; and

•
the issuance of up to a number of shares equal to 8% of the outstanding shares immediately after Closing of NuScale Corp Class A Common Stock under the 2022 Long-Term Incentive Plan.

If all such shares were issued immediately after the Transactions, based on the number of issued and outstanding shares of Spring Valley Class A ordinary shares and Spring Valley Class B ordinary shares, and based on the NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock expected to be issued in the Transactions and the NuScale Corp Class A Common Stock expected to be issued as part of the PIPE Investment, non-redeeming Public Shareholders, as a group, would own:
•
if there are no redemptions of Public Shares, 8.2% of NuScale Corp Common Stock outstanding assuming all such shares were issued immediately after the Transactions; and

•
if there are maximum redemptions of the outstanding Public Shares, 0.0% of NuScale Corp Common Stock outstanding assuming all such shares were issued immediately after the Transactions.

Spring Valley Warrants will become exercisable for NuScale Corp Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. However, the Spring Valley Warrants may never be in the money and may expire worthless.
If the Transactions are completed, outstanding warrants to purchase an aggregate of 20,400,000 shares of NuScale Corp Common Stock will become exercisable 30 days after the completion of the Merger in accordance with the terms of the warrant agreement governing those securities. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of NuScale Corp Common Stock will be issued, which will result in dilution to the holders of NuScale Corp Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market prices of NuScale Corp Common Stock. However, there is no guarantee that the Spring Valley Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.
The terms of the warrants may be amended in a manner adverse to a holder if holders of 65% of the then outstanding Spring Valley Public Warrants approve of such amendment.
The warrants were issued in registered form under a warrant agreement between Continental, as warrant agent, and Spring Valley. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of 65% of the then-outstanding Spring Valley Public Warrants to make any change that adversely affects the interests of the registered holders of Spring Valley Public Warrants. Accordingly, we may amend the terms of the Spring Valley Public Warrants in a manner adverse to a holder if holders of 65% of the then-outstanding Spring Valley Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the Spring Valley Private Placement Warrants or any provision of the warrant agreement with respect to the Spring Valley Private Placement Warrants, 65% of the number of the then outstanding Spring Valley Private Placement Warrants. Although our ability to amend the terms of the Spring Valley Public Warrants with the consent of 65% of the then-outstanding Spring Valley Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of shares of NuScale Corp Common Stock purchasable upon exercise of a warrant.
We may redeem your unexpired Spring Valley Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Spring Valley Public Warrants worthless.
We have the ability to redeem the outstanding Spring Valley Public Warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant, provided that the closing price of Spring Valley Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. Please see “Description of NuScale Corp’s Capital Stock —  Warrants — Public Shareholder’s Warrants — Redemption of NuScale Corp Warrant when the price per share of NuScale Corp Class A Common Stock equals or exceeds $18.00.”
In addition, we have the ability to redeem the outstanding Spring Valley Public Warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of Spring Valley Class A ordinary shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of NuScale Corp’s Capital Stock — Warrants — NuScale Corp Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of Spring Valley Class A ordinary shares determined based on the redemption date and the fair market value of Spring Valley Class A ordinary shares. Please see “Description of NuScale Corp’s Capital Stock — Warrants — Public Shareholder’s Warrants — Redemption of NuScale Corp Warrant when the price per share of NuScale Corp Class A Common Stock equals or exceeds $10.00.” The value received upon exercise of the warrants may (1) be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) not compensate the holders for the value of the warrants, because the number of ordinary shares received is capped at 0.361 Spring Valley Class A ordinary shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.
None of the Spring Valley Private Placement Warrants will be redeemable by us (except as set forth under “Description of NuScale Corp’s Capital Stock — Warrants — NuScale Corp Warrants — Redemption of NuScale Corp Warrant when the price per share of NuScale Corp Class A Common Stock equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees.

Nasdaq may not list NuScale Corp’s securities on its exchange, which could limit investors’ ability to make transactions in NuScale Corp’s securities and subject NuScale Corp to additional trading restrictions.
An active trading market for NuScale Corp’s securities following the Transactions may never develop or, if developed, it may not be sustained. In connection with the Transactions, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We will apply to have NuScale Corp’s securities listed on Nasdaq upon consummation of the Transactions. We cannot assure you that we will be able to meet all listing requirements. Even if NuScale Corp’s securities are listed on Nasdaq, NuScale Corp may be unable to maintain the listing of its securities in the future.
If NuScale Corp fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, NuScale LLC would not be required to consummate the Merger. In the event that NuScale LLC elected to waive this condition, and the Merger was consummated without NuScale Corp’s securities being listed on Nasdaq or on another national securities exchange, NuScale Corp could face significant material adverse consequences, including:
•
a limited availability of market quotations for NuScale Corp’s securities;

•
reduced liquidity for NuScale Corp’s securities;

•
a determination that NuScale Corp Common Stock is a “penny stock” which will require brokers trading in NuScale Corp Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for NuScale Corp’s securities;

•
a limited amount of news and analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If NuScale Corp’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common shares.
Securities research analysts may establish and publish their own periodic projections for NuScale Corp following consummation of the Transactions. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. Moreover, if no analysts commence coverage of us, the market price and volume for our common shares could be adversely affected.
We are subject to, and NuScale Corp will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both Spring Valley’s costs and the risk of non-compliance and will increase both NuScale Corp’s costs and the risk of non-compliance.
We are, and NuScale Corp will be, subject to rules and regulations by various governing bodies, including the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and NuScale Corp’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to NuScale Corp’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.
During the pendency of the Transactions, Spring Valley will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
During the pendency of the Transactions, Spring Valley will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement, in part because of the inability of the Spring Valley Board to change its recommendation in connection with the Transactions. The Merger Agreement does not permit the Spring Valley Board to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Shareholder Proposals. Unless the Spring Valley Board determines in good faith, after consultation with and receipt of a written opinion of outside legal counsel, that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law.
Certain covenants in the Merger Agreement impede the ability of Spring Valley to make acquisitions or complete certain other transactions pending completion of the Transactions. As a result, Spring Valley may be at a disadvantage to its competitors during that period. In addition, if the Transactions are not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.
Spring Valley will not have any right to make damage claims against NuScale LLC for the breach of any representation, warranty or covenant made by NuScale LLC in the Merger Agreement.
The Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants contained therein that by their terms apply or are to be performed in whole or in part after the Closing. Accordingly, there are no remedies available to Spring Valley with respect to any breach of the representations, warranties, covenants or agreements of NuScale LLC after the Closing, and, as a result, Spring Valley will have no remedy available to it if the Merger is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by NuScale LLC at the time of the Merger (except, in limited instances, for those covenants contained therein that by their terms apply or are to be performed in whole or in part after the Closing).
Spring Valley identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect Spring Valley’s ability to report its results of operations and financial condition accurately and in a timely manner.
Spring Valley’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Spring Valley’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
As described in the Annual Report on Form 10-K of Spring Valley as of and for the period ended December 31, 2020, as amended, Spring Valley identified a material weakness in our internal control over financial reporting related to the accounting for a significant transaction related to the warrants we issued in connection with our initial public offering in November 2020. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures as of and for the period from August 20, 2020 (inception) through December 31, 2020.
Spring Valley’s management and its audit committee also concluded that it was appropriate to restate previously issued financial statements for the affected periods.
We have identified a material weakness in our internal control over financial reporting related to Spring Valley’s application of ASC 480-10-S99-3A to its accounting classification of the Public Shares and the calculation of earnings per share. As a result of this material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. Historically, a portion of Spring Valley Class A ordinary shares subject to possible redemption was classified as permanent equity to maintain shareholders’ equity greater than $5 million on the basis that Spring Valley will not redeem Spring Valley Class A ordinary shares in an amount that would cause its net tangible assets to be less than $5,000,001, as described in the charter. Pursuant to Spring Valley’s re-evaluation of its application of ASC 480-10-S99-3A to its accounting classification of Spring Valley Class A ordinary shares subject to possible redemption, Spring Valley’s management has determined that the Spring Valley Class A ordinary shares include certain provisions that require classification of all of the Spring Valley Class A ordinary shares as temporary equity regardless of the net tangible assets redemption limitation contained in the charter.
To respond to these material weaknesses, Spring Valley devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting. While Spring Valley has processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Spring Valley’s plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.
Any failure to maintain such internal control could adversely impact Spring Valley’s ability to report its financial position and results from operations on a timely and accurate basis. If Spring Valley’s financial statements are not accurate, investors may not have a complete understanding of its operations. Likewise, if Spring Valley’s financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which the Spring Valley Class A ordinary shares is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause Spring Valley to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair its ability to obtain capital in a timely fashion to execute its business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in Spring Valley’s reported financial information, which could have a negative effect on the trading price of Spring Valley’s securities.
Spring Valley can give no assurance that the measures it has taken and plans to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if Spring Valley is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.
Risks Related to the Consummation of the Domestication
Unless the context otherwise requires, any reference in this section of this Proxy Statement/Prospectus to “we,” “us” or “our” refers to Spring Valley prior to the Transactions and to NuScale Corp and its subsidiaries following the Transactions.
The Domestication may result in adverse tax consequences for holders of Spring Valley Class A ordinary shares.
U.S. Holders (as defined in “Material United States Federal Income Tax Considerations”) may be subject to United States federal income tax as a result of the Domestication. Additionally, non-U.S. Holders (as defined in “Material United States Federal Income Tax Considerations”) may become subject to withholding tax on any dividends paid or deemed paid on NuScale Corp Class A Common Stock after the Domestication.
As discussed more fully under “Material United States Federal Income Tax Considerations,” the Domestication should constitute a tax-deferred reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, subject to the PFIC rules described under “Material United States Federal Income Tax Considerations — U.S. Holders — PFIC Considerations” a U.S. Holder may recognize gain or loss with respect to its Spring Valley Class A ordinary shares or Spring Valley Public Warrants in an amount equal to the difference, if any, between the fair market value of the corresponding shares of NuScale Corp Class A Common Stock or warrants to purchase shares of NuScale Corp Class A Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares and Spring Valley Public Warrants surrendered in exchange therefor.
If the Domestication qualifies as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders will be subject to Section 367(b) of the Code. As a result, (a) a U.S. Holder that on the day of the Domestication beneficially owns (actually or constructively) shares of our stock with a fair market value of less than $50,000 on the date of the Domestication generally will not recognize any gain or loss and will not be required to include any part of Spring Valley’s earnings in income in respect of the Domestication (b) a U.S. Holder that on the day of the Domestication beneficially owns (actually and constructively) shares of our stock with a fair market value of $50,000 or more, but less than 10% of the total combined voting power of all classes of our stock entitled to vote and less than 10% or more of the total value of all classes of our stock, generally will recognize gain (but not loss) in respect of the Domestication as if such U.S. Holder exchanged its Spring Valley Class A ordinary shares for shares of NuScale Corp Class A Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a deemed dividend the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the Spring Valley Class A ordinary shares held directly by such U.S. Holder, and (c) a U.S. Holder that on the day of the Domestication beneficially owns (directly or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock, will generally be required to include in income as a deemed dividend the “all earnings and profits amount” attributable to the Spring Valley Class A ordinary shares held directly by such U.S. Holder. However, any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption).
Notwithstanding the foregoing, if Spring Valley qualifies as a PFIC, a U.S. Holder of Spring Valley Class A ordinary shares or Spring Valley Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Spring Valley Class A ordinary shares or Spring Valley Public Warrants for shares of NuScale Corp Class A Common Stock or warrants to purchase shares of NuScale Corp Class A Common Stock pursuant to the Domestication equal to the excess, if any, of the fair market value of the shares of NuScale Corp Class A Common Stock or warrants to purchase shares of NuScale Corp

Class A Common Stock received in the Domestication over the U.S. Holder’s adjusted tax basis in the corresponding Spring Valley Class A ordinary shares or Spring Valley Public Warrants surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see “Material United States Federal Income Tax Considerations — U.S. Holders — PFIC Considerations.”
All investors are urged to consult their tax advisors for the tax consequences of the Domestication to their particular situation. For a more detailed description of the United States federal income tax consequences associated with the Domestication, see “Material United States Federal Income Tax Considerations.”
Upon consummation of the Transactions, the rights of holders of NuScale Corp Common Stock arising under the DGCL as well as the Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of Spring Valley Class A ordinary shares arising under the Cayman Islands Companies Act as well as our current memorandum and articles of association.
Upon consummation of the Transactions, the rights of holders of NuScale Corp Common Stock will arise under the Proposed Organizational Documents as well as the DGCL. Those new organizational documents and the DGCL contain provisions that differ in some respects from those in the Existing Organizational Documents and Cayman Islands law and, therefore, some rights of holders of NuScale Corp Common Stock could differ from the rights that holders of Spring Valley Class A ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under the Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that NuScale Corp becomes involved in costly litigation, which could have a material adverse effect on NuScale Corp.
In addition, there are differences between the Proposed Organizational Documents of NuScale Corp and the Existing Organizational Documents of Spring Valley. For a more detailed description of the rights of holders of NuScale Corp Common Stock and how they may differ from the rights of holders of Spring Valley Class A ordinary shares, please see “Comparison of Corporate Governance and Shareholder Rights.” The forms of the Proposed Charter and the Proposed Bylaws of NuScale Corp are attached as Annex C and Annex D, respectively, to this Proxy Statement/Prospectus, and we urge you to read them.
Risks Related to the Redemption
Unless the context otherwise requires, any reference in this section of this Proxy Statement/Prospectus to “we,” “us” or “our” refers to Spring Valley prior to the Transactions and to NuScale Corp and its subsidiaries following the Transactions.
Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this Proxy Statement/Prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder: (i) (a) holds Public Shares, or (b) elects to separate its Units into the underlying Public Shares and Spring Valley Public Warrants prior to exercising its redemption rights with respect to the Public Shares if the Public Shareholder holds Public Shares through Units; (ii) submits a written request to Continental, Spring Valley’s transfer agent, in which it (a) requests that Spring Valley redeem all or a portion of its Public Shares for cash, and (b) identifies itself as a beneficial holder of the Public Shares and provides its legal name, phone number and address; and (iii) delivers its Public Shares to Continental, physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on                 , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is Spring Valley’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Spring

Valley does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, Public Shareholders who wish to redeem their Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
If the Transactions are consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to Continental, Spring Valley will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of our Initial Public Offering, calculated as of two business days prior to the consummation of the Transactions. Please see the section entitled “The Extraordinary General Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.
If a Public Shareholder fails to receive notice of Spring Valley’s offer to redeem Public Shares in connection with the Merger, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
If, despite Spring Valley’s compliance with the proxy rules, a Public Shareholder fails to receive Spring Valley’s proxy materials, such Public Shareholder may not become aware of the opportunity to redeem his, her or its Public Shares. In addition, the proxy materials that Spring Valley is furnishing to Public Shareholders in connection with the Merger describes the various procedures that must be complied with in order to validly redeem the Public Shares. In the event that a Public Shareholder fails to comply with these procedures, its Public Shares may not be redeemed. Please see the section entitled “The Extraordinary General Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.
Spring Valley does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Transactions even if a substantial majority of Public Shareholders have redeemed their shares.
The Existing Organizational Documents do not provide a specified maximum redemption threshold, except that Spring Valley will not redeem Public Shares in an amount that would cause NuScale Corp’s net tangible assets to be less than $5,000,001 after giving effect to the Transactions and the PIPE Investment (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).
As a result, Spring Valley may be able to complete the Transactions even if a substantial portion of Public Shareholders have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, directors or officers or their respective affiliates. As of the date of this Proxy Statement/Prospectus, no agreements with respect to the private purchase of Public Shares by Spring Valley or the persons described above have been entered into with any such investor or holder. Spring Valley will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.
A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Spring Valley will require each Public Shareholder seeking to exercise redemption rights to certify to Spring Valley whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to Spring Valley at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Spring Valley makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Spring Valley’s ability to consummate the Transactions and you could suffer a material loss on your investment in Spring Valley if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Spring Valley consummates the Transactions. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Spring Valley cannot assure you that the value of such excess shares will appreciate over time following the Transactions or that the market price of the Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Spring Valley’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.
However, Spring Valley’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Transactions is not restricted by this limitation on redemption.
There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
Spring Valley can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Transactions or any alternative business combination. Certain events following the consummation of any initial business combination, including the Merger, may cause an increase in Spring Valley share price, and may result in a lower value realized now than a shareholder of Spring Valley might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this Proxy Statement/Prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation. See “Questions and Answers — Questions and Answers About Spring Valley’s Special Meeting — How do redemptions affect the value of my NuScale Corp Common Stock?”
Furthermore, all public warrants will remain outstanding after consummation of the Merger even if all shares of Spring Valley Class A ordinary shares are redeemed by Public Shareholders. Based on the average of the high and low trading prices of the Spring Valley Public Warrants on February 10, 2022, the Spring Valley Public Warrants had an aggregate value of $11,500,000. However, there can be no assurance that the trading price of the Spring Valley Public Warrants or the shares of NuScale Corp Common Stock issuable upon exercise of the public warrants will increase due to redemptions of the Spring Valley Class A ordinary shares. See “Risks Related to the Transactions and Spring Valley — The price of NuScale Corp Common Stock and NuScale Corp’s warrants may be volatile.”
The securities in which we invest the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share (which was the offering price in our Initial Public Offering).
The proceeds held in the Trust Account will be invested only in United States government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct United States government treasury obligations. In recent years, short-term United States government treasury obligations have briefly yielded negative interest rates. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete an initial business combination or make certain amendments to our Existing Organizational Documents, our Public Shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income, net of income taxes paid or payable (less, in the case we are unable to complete an initial business combination, $100,000 of net interest earned thereon to pay dissolution expenses). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share (which was the offering price in our Initial Public Offering).

Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. It is possible that our independent directors, in exercising their business judgment and subject to their fiduciary duties, may choose not to take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Shareholders may be reduced below $10.00 per share (which was the offering price in our Initial Public Offering).
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares).
Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination (which shall be the Merger should it occur). Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
Risks if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Merger and the Domestication, the Spring Valley Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Merger will not be approved, and, therefore, the Transactions may not be consummated.
The Spring Valley Board is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Spring Valley Board will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Transactions would not be completed.
Risks if the Domestication and the Merger are not Consummated
References in this section to “we,” “us” and “our” refer to Spring Valley.
If we are not able to complete the Merger with NuScale LLC nor able to complete another business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), we would cease all operations except for the purpose of winding up and we would redeem Spring Valley Class A ordinary shares and liquidate the Trust Account, in which case Public Shareholders may only receive approximately $10.10 per share, or less than such amount in certain circumstances, and Spring Valley Public Warrants will expire worthless.
If we are not able to complete the Merger with NuScale LLC nor able to complete another business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), and (less up to $100,000 of net interest earned thereon to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Spring Valley Board , liquidate and dissolve, subject in each case to our obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such case, Public Shareholders may only receive approximately $10.10 per share, or less than such amount in certain circumstances, and Spring Valley Public Warrants will expire worthless.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares or Spring Valley Public Warrants, potentially at a loss.
Public Shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of an initial business combination (including the closing of the Merger), and then only in connection with those Spring Valley Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of our obligation to provide holders of Spring Valley Class A ordinary shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) or (B) with respect to any other provision relating to the rights of holders of Spring Valley Class A ordinary shares; and (iii) the redemption of our Public Shares if we have not consummated an initial business by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), subject to applicable law and as further described herein. Public Shareholders who redeem their Public Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence will not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not consummated an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), with respect to such Public Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. Holders of Spring Valley Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Spring Valley Public Warrants, potentially at a loss.
If we do not consummate an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), Public Shareholders may be forced to wait until after May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) before redemption from the Trust Account.
If we are unable to consummate an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), we will distribute the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of the net interest earned thereon to pay dissolution expenses), pro rata to Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this Proxy Statement/Prospectus. Any redemption by Public Shareholders from the Trust Account shall be affected automatically by function of the Existing Organizational Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to Public Shareholders as part of any liquidation process, such winding up, liquidation and distribution must comply with Cayman Islands law. In that case, investors may be forced to wait beyond May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate an initial business combination or amend certain provisions of our Existing Organizational Documents, and only then in cases where investors have sought to redeem their Public Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we do not complete an initial business combination and do not amend our Existing Organizational Documents. Our Existing Organizational Documents provide that, if we wind up for any other reason prior to the consummation of an initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
If the net proceeds of our Initial Public Offering not being held in the Trust Account are insufficient to allow us to operate through May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) and we are unable to obtain additional capital, we may be unable to complete an initial business combination, in which case Public Shareholders may only receive approximately $10.10 per share, or less than such amount in certain circumstances, and Spring Valley Public Warrants will expire worthless.
As of September 30, 2021, we had cash of approximately $1,190,307 held outside the Trust Account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of September 30, 2021, we had total current liabilities of approximately $355,612. The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), assuming that an initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.
If we are required to seek additional capital, we would need to borrow funds from the Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon completion of an initial business combination. If we are unable to obtain additional financing, we may be unable to complete an initial business combination. If we are unable to complete an initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, Public Shareholders may only receive approximately $10.10 per share on our redemption of the Public Shares, or less than such amount in certain circumstances, and the Spring Valley Public Warrants will expire worthless.
Because Spring Valley is incorporated under the laws of the Cayman Islands, in the event the Transactions are not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the United States Federal courts may be limited.
Because Spring Valley is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the United States Federal courts may be limited prior to the Domestication. Spring Valley is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Spring Valley’s directors or officers, or enforce judgments obtained in the United States courts against Spring Valley’s directors or officers.
Until the Domestication is effected, Spring Valley’s corporate affairs are governed by the Existing Organizational Documents, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Spring Valley under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Spring Valley’s shareholders and the fiduciary responsibilities of its directors under the Cayman Islands Companies Act are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Spring Valley judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Spring Valley predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Spring Valley Board or controlling shareholders than they would as public shareholders of a United States company.

INFORMATION ABOUT THE PARTIES TO THE MERGER AGREEMENT
Spring Valley Acquisition Corp.
Spring Valley is a blank check company incorporated as a Cayman Islands exempted company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Immediately prior to the consummation of the Merger, Spring Valley intends to effect a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which Spring Valley’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information regarding Spring Valley, see the section entitled “Information About Spring Valley” beginning on page 175.
NuScale Power, LLC
NuScale LLC is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. Its NPM can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR-12 power plant is capable of generating 924 MWe, and NuScale LLC also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) power plants and other configurations based on customer needs. The majority investor in NuScale LLC is Fluor, a global engineering, procurement, and construction company with a 70-year history in commercial nuclear power.
NuScale LLC is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK.

THE TRANSACTIONS
This section describes the material provisions of the Merger Agreement and certain additional agreements entered into or to be entered into at Closing pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and each of the Related Agreements. Shareholders and other interested parties are urged to read the Merger Agreement and such Related Agreements in their entirety.
Overview
We are asking our shareholders to adopt and approve the Merger Agreement, the Related Agreements and the Transactions. Spring Valley shareholders should read carefully this Proxy Statement/Prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this Proxy Statement/Prospectus, and the Transactions. Please see “— The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
We are holding the Special Meeting to ask our shareholders to consider and vote upon the Merger Agreement Proposal to approve the Merger Agreement along with other Shareholder Proposals. Under the Merger Agreement, the approval of each of the Condition Precedent Proposals (including the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal) is a condition to the consummation of the Merger. Approval of the Merger Agreement Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of each of the Domestication Proposal and the Organizational Documents Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
The Merger Agreement
This subsection of the Proxy Statement/Prospectus describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this Proxy Statement/Prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Transactions.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Proxy Statement/Prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this Proxy Statement/Prospectus as characterizations of the actual state of facts about Spring Valley, Merger Sub, NuScale LLC or any other matter.
On December 13, 2021, Spring Valley, Merger Sub and NuScale LLC entered into the Merger Agreement (and subsequently entered into an amendment to the Merger Agreement on December 28, 2021), which provides for, among other things, the following transactions:

(i)
the Domestication and, in connection with the Domestication, (A) Spring Valley’s name will be changed to “NuScale Power Corporation,” (B) each outstanding Spring Valley Class A ordinary share will become one share of NuScale Corp Class A Common Stock, (C) each outstanding Spring Valley Class B ordinary share will become one share of NuScale Corp Class A Common Stock (the “Recapitalization”), (D) each outstanding warrant to purchase one Spring Valley Class A ordinary share will become a warrant to purchase one share of NuScale Corp Class A Common Stock, (E) a series of NuScale Corp Class B Common Stock will be authorized and (F) NuScale Corp will file the Proposed Charter and Proposed Bylaws to serve as its governing documents;

(ii)
at the Effective Time, (A) the Existing NuScale LLCA will be amended and restated in the Merger as the A&R NuScale LLC Agreement and, in connection therewith, (1) each preferred unit of NuScale LLC will be re-classified into a certain number of Existing NuScale Common Units, and immediately after such re-classification (2) each Existing NuScale Common Unit will be re-classified into a number of NuScale LLC Class B Units equal to the Exchange Ratio, and (B) the A&R NuScale LLC Agreement will provide the holders of NuScale LLC Class B Units the right to exchange their NuScale LLC Class B Units, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, for NuScale Corp Class A Common Stock (or cash), subject to certain restrictions set forth therein;

(iii)
NuScale Corp will issue to the NuScale Equityholders a number of shares of NuScale Corp Class B Common Stock (which will not have any economic value but will entitle the holder thereof to one vote per share), equal to the number of NuScale LLC Class B Units held by each of the NuScale Equityholders;

(iv)
Spring Valley will contribute, without duplication, an amount equal to (A) the amount of cash contained in the Trust Account as of immediately prior to Closing (and before, for the avoidance of doubt, giving effect to the exercise of the Spring Valley Share Redemptions), plus (B) all other Cash and Cash Equivalents of Spring Valley immediately prior to Closing, minus (C) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any Spring Valley Class A ordinary shares pursuant to the Offer (to the extent not already paid), plus (D) the PIPE Investment Amount that is actually paid to Spring Valley at or prior to the Closing, and minus (E) any Transaction Expenses in excess of $43,000,000 in the aggregate to Merger Sub;

(v)
if the Closing Acquiror Cash is less than $432,000,000, the cancellation of a number of Spring Valley Class B ordinary shares (which, as set forth in the Sponsor Letter Agreement, will equal the lesser of (i) 2,750,000 and (ii) the product of (A) 1,972,796.80 multiplied by (B) 1 minus the quotient of (y) the Closing Acquiror Cash divided by (z) $432,000,000); and

(vi)
all membership interests of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into the Pass Through Number of validly issued, fully paid and nonassessable (except as limited by the OLLCA) NuScale LLC Class A Units free and clear of all Liens (other than restrictions on transfer under applicable Securities Laws and the A&R NuScale LLC Agreement) and NuScale Corp shall be admitted as a member and designated as the sole manager of NuScale LLC. The “Pass Through Number” is equal to the number of shares, after consummation of the Domestication, of NuScale Corp Class A Common Stock that are outstanding immediately after the Effective Time, after giving effect to all the Transactions and in the Subscription Agreement.

In connection with the foregoing and contemporaneously with the execution of the Merger Agreement, Spring Valley entered into Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Spring Valley has agreed to issue and sell to the PIPE Investors, an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock at an aggregate price of approximately $10.00 per share, for aggregate gross proceeds of $211,000,000, on the terms and subject to the conditions set forth in the Subscription Agreements and the Merger Agreement. The shares of NuScale Corp Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Spring Valley has granted the PIPE Investors certain registration rights in connection with the PIPE Investment. The PIPE Investment is contingent upon, among other things, the substantially concurrent closing of the Transactions.
In connection with the Transactions, certain related agreements have been, or will be entered into on or prior to Closing, including the Subscription Agreements, the Support Agreement, the Sponsor Letter Agreement and the Tax Receivable Agreement, (each as defined in the accompanying Proxy Statement/Prospectus). See “— Related Agreements” for more information.
Effect of the Domestication on Existing Spring Valley Equity in the Transactions
In addition, the Domestication will result in, among other things, the following, each of which will occur prior to the Effective Time:
•
each issued and outstanding Spring Valley Class A ordinary share will convert automatically, on a one-for-one basis, into one share of NuScale Corp Class A Common Stock;

•
each issued and outstanding Spring Valley Public Warrant will convert automatically, on a one-for-one basis, into one warrant to acquire one share of NuScale Corp Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Spring Valley warrant agreement;

•
the Existing Organizational Documents will be amended and restated and become the Proposed Organizational Documents as described in this Proxy Statement/Prospectus;

•
the form of the Proposed Charter and Proposed Bylaws will be appropriately adjusted to give effect to any amendments contemplated by the form of the Proposed Charter or Proposed Bylaws that are not adopted and approved by the Spring Valley shareholders, other than the amendments to the Existing Organizational Documents that are contemplated by the Organizational Documents Proposal; and

•
in connection with the first three bullets above, each issued and outstanding Unit that has not been previously separated into the underlying Spring Valley Class A ordinary share and underlying Spring Valley Public Warrant upon the request of the holder thereof prior to the Domestication will be cancelled and will entitle the holder thereof to one share of NuScale Corp Class A Common Stock and one-half of one warrant, with each whole warrant representing the right to acquire one share of NuScale Corp Class A Common Stock at an exercise price of $11.50 per share of NuScale Corp Class A Common Stock on the terms and conditions set forth in the warrant agreement.

Conversion; Consideration to NuScale Equityholders in the Transactions
At the Effective Time, the Existing NuScale LLCA will be amended and restated as the A&R NuScale LLC Agreement, and, in connection therewith, (1) each existing preferred unit of NuScale LLC issued and outstanding immediately prior to the Effective Time will be reclassified into Existing NuScale Common Units and (2) immediately after such reclassification, each Existing NuScale Common Unit (including those created in the preceding reclassification) will be reclassified into a fraction of a NuScale LLC Class B Unit equal to the Exchange Ratio. At the Closing, each NuScale Equityholder will also receive a number of shares of duly authorized, validly issued, fully paid and nonassessable, non-economic voting shares of NuScale Corp Class B Common Stock equal to the number of NuScale LLC Class B Units held by such NuScale Equityholder as a result of the Merger. Following the Closing, subject to the terms and conditions of the A&R NuScale LLC Agreement and the applicable exchange policy and other applicable organizational agreements, the holders of NuScale LLC Class B Units shall be able to exchange (x) one NuScale LLC Class B Unit and one share of NuScale Corp Class B Common Stock for (y) one share of NuScale Corp Class A Common Stock.
The Closing Acquiror Cash will be contributed by Spring Valley to Merger Sub as part of the Transactions.
In addition to the consideration described above, each NuScale Equityholder may have the right to receive certain payments under the Tax Receivable Agreement.

Use of Aggregate NuScale Corp Proceeds
The Closing Acquiror Cash will be used for general corporate purposes after the Closing.
Closing and Effective Time of the Transactions
The closing of the Transactions is required to take place electronically by exchange of the closing deliverables on the third (3rd) business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to Closing of the Transactions,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Spring Valley and NuScale LLC may mutually agree in writing.
Conditions to Closing of the Transactions
Conditions to Each Party’s Obligations
The respective obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction or, if permitted by applicable law, waiver by mutual agreement of each party of the following conditions:
•
any applicable waiting period under the HSR Act relating to the Transactions having been expired or been terminated and any agreements with any governmental authority not to consummate the Transactions contemplated by the Merger Agreement having been expired or terminated;

•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Transactions contemplated by Merger Agreement being in effect;

•
Spring Valley having provided an opportunity to the Public Shareholders to have their shares of Spring Valley Class A ordinary shares redeemed for the consideration shall have been completed in accordance with the terms of the Merger Agreement and this Proxy Statement/Prospectus;

•
this Proxy Statement/Prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this Proxy Statement/Prospectus, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•
the approval of each Condition Precedent Proposal, other than the Domestication Proposal, the Organizational Documents Proposal and the Director Election Proposal, by the affirmative vote of the holders of a majority of the Spring Valley ordinary shares cast at the Special Meeting, with respect to the Director Election Proposal only, by the affirmative vote of the holders of a majority of the Spring Valley Class B ordinary shares cast at the Special Meeting and, with respect to the Domestication Proposal and the Organizational Documents Proposal only, the affirmative vote of holders of a two-thirds (2/3rds) majority of the Spring Valley Class A ordinary shares cast at the Special Meeting;

•
the approval of the Merger Agreement and, to the extent required, the Transactions contemplated by the Merger Agreement, including the Merger (including (i) approval of the Transactions contemplated by the Merger Agreement by the holders of at least a majority of all outstanding units of preferred units of NuScale LLC and (ii) approval of the Transactions contemplated by the Merger Agreement by the holders of a majority of the outstanding NuScale LLC Units, voting together as a single class on an as-converted basis); and

•
the Spring Valley Class A ordinary shares will not have been redeemed in an amount that would cause Spring Valley’s net tangible assets to be less than $5,000,001.

Other Conditions to the Obligations of Spring Valley
The obligations of Spring Valley to consummate the Merger are subject to the satisfaction or waiver by Spring Valley of the following further conditions:

•
the representations and warranties of NuScale LLC regarding organization and qualification of NuScale LLC, the authority and approvals of NuScale LLC to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, absence of certain changes or events and brokers fees being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•
the representations and warranties regarding the capitalization of NuScale LLC being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the other representations and warranties of NuScale LLC being true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a Company Material Adverse Effect (as defined below);

•
NuScale LLC having performed and complied in all material respects with the covenants required to be performed or complied with by it under the Merger Agreement prior to the Closing;

•
Spring Valley must have received a certificate signed by an officer of NuScale LLC confirming that the conditions set forth in the aforementioned conditions in this section have been satisfied;

•
Spring Valley must have received the executed counterparts to all of the ancillary agreements to which NuScale LLC or any of its unitholders is party;

•
since the date of the Merger Agreement, no Company Material Adverse Effect will have occurred; and

•
delivery by NuScale LLC three business days prior to Closing of fully executed copies of the Fluor Payoff Waiver (as defined in the Merger Agreement), in each case, in form and substance reasonably satisfactory to Spring Valley.

Other Conditions to the Obligations of NuScale LLC
The obligations of NuScale LLC to consummate the Merger are subject to the satisfaction or waiver by NuScale LLC of the following further conditions:
•
the representations and warranties of Spring Valley and Merger Sub regarding organization and qualification, the authority to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, absence of certain changes or events and brokers fees being true and correct, in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the representations and warranties regarding the capitalization of Spring Valley and Merger Sub being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
the other representations and warranties regarding Spring Valley and Merger Sub being true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in an Acquiror Material Adverse Effect (as defined below);

•
Spring Valley having performed and complied in all material respects with the covenants required to be performed or complied with by it under the Merger Agreement;

•
NuScale LLC must have received a certificate signed by an officer of Spring Valley confirming that the conditions set forth in the aforementioned conditions in this section have been satisfied;

•
the Existing Organizational Documents shall be amended and restated in the form of the Proposed Charter;

•
the NuScale Corp Class A Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

•
NuScale LLC must have received the executed counterparts to all of the ancillary agreements to which Spring Valley or Sponsor is party;

•
certain directors and executive officers of Spring Valley shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time; and

•
Closing Acquiror Cash of at least $200,000,000, and Spring Valley having made arrangements for any Closing Acquiror Cash held in the Trust Account to be released from the Trust Account at the Effective Time.

Representations and Warranties
Under the Merger Agreement, NuScale LLC made customary representations and warranties to Spring Valley and Merger Sub relating to: organization, standing and corporate power; corporate authority, approval and non-contravention; governmental approvals; capitalization; financial statements and internal controls; compliance with laws; absence of certain changes or events; no undisclosed liabilities; information supplied; litigation; contracts; employee benefits; labor and employment; taxes; intellectual property; data protection; information technology; real property; corrupt practices and sanctions; insurance; competition and trade regulation; environmental matters; customers and suppliers; brokers; United States nuclear regulatory matters; affiliate agreements; and no other representations or warranties.
Under the Merger Agreement, Spring Valley and Merger Sub made customary representations and warranties to NuScale LLC relating to: organization, standing and corporate power; corporate authority, approval, non-contravention and governmental approvals; compliance with laws; employee benefit plans; financial ability and the Trust Account; taxes; brokers; SEC reports, financial statements and the Sarbanes-Oxley Act; business activities and absence of changes; information supplied and registration statement; litigation; no outside reliance; capitalization; Nasdaq stock market quotation; affiliate agreements; corrupt practices; PIPE Investment amounts and Subscription Agreements; and no other representations or warranties.
Material Adverse Effect
Under the Merger Agreement, certain representations and warranties of NuScale LLC, Spring Valley and Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of NuScale LLC, Spring Valley and Merger Sub are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Merger Agreement, (1) an “Acquiror Material Adverse Effect” means any event, change, circumstance or development (each an “Effect”) that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have (x) a material adverse effect on the financial condition, assets, liabilities, business, or results of operations of Spring Valley and Merger Sub, taken as a whole, or (y) a prevention, material delay or material impairment in the ability of Spring Valley or Merger Sub to timely consummate the Transactions; and (2) a “Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) is or would be reasonably expected to be materially adverse to the business, financial condition or results of operations of the Company or any subsidiary of the Company, taken as a whole, or (b) the ability of NuScale LLC to consummate the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change in or change in the interpretation of any applicable Laws (including COVID Measures (as defined in the Merger Agreement)) or U.S. GAAP, (ii) any events or conditions generally affecting any geographic area in which the Company or any subsidiary of the Company operates, (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, embargo, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events (including COVID-19) and other force majeure events (including any escalation or general worsening of any of the foregoing Effects), (v) any actions taken or not taken by the Company or any subsidiary of the Company as required by the Merger Agreement or any Ancillary Agreement (as defined in the Merger Agreement), (vi) any Effect attributable to the announcement or execution, pendency or consummation of the Merger or the performance of the Merger Agreement (including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers and employees), (vii) any such Effect relating to or resulting from general changes in the nuclear industry, (viii) any failure to meet any projections, forecasts or budgets; provided, that this clause (viii) will not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect, or (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which Spring Valley has consented to in writing prior to the taking of, or failure to take, such action, except in the cases of clauses (i) through (iv) and (vii) to the extent the Company or any subsidiary of the Company is as a whole materially disproportionately affected thereby as compared with other participants in the nuclear industry.
Covenants of the Parties
Covenants of NuScale LLC
NuScale LLC made certain covenants under the Merger Agreement, including, among others, the following:
•
Subject to certain exceptions (including with respect to potential suspension of operations for COVID-19) or as consented to in writing by Spring Valley (such consent not to be unreasonably conditioned, withheld or delayed), prior to the Closing, NuScale LLC will use commercially reasonable efforts to conduct and operate its business in the ordinary course, consistent with past practice, in all material respects, use commercially reasonable efforts to preserve intact NuScale LLC’s current business organization and ongoing businesses, and maintain its existing relations and goodwill with its customers, suppliers, distributors and creditors, and use commercially reasonable efforts to retain the services of its present officers.

•
Subject to certain exceptions, prior to the Closing, NuScale LLC will not do any of the following without Spring Valley’s consent (such consent not to be unreasonably conditioned, withheld or delayed):

•
change or amend the articles of organization, limited liability company operating agreement or other organizational documents of NuScale LLC or its subsidiaries;

•
declare, make or pay any dividend or other distribution to NuScale LLC members or redeem any of its equity interests;

•
create, allot, issue, redeem or repurchase any shares or other securities convertible into shares of NuScale LLC or its subsidiaries, except pursuant to the exercise of options or warrants, or agree to do any of the foregoing;

•
reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees in the ordinary course of business consistent with past practice upon the terms set forth in the underlying agreements governing such equity securities;

•
enter into, or amend or modify any material term of, terminate, or waive or release any material right, claim or benefit under any material contract or lease to which NuScale LLC or its subsidiaries is a party or otherwise bound, other than in the ordinary course of business, consistent with past practice;

•
enter into, or amend or modify any material term of, terminate, or waive or release any material right, claim or benefit under any related-party contract;

•
sell, transfer, lease, pledge, license or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or businesses of NuScale LLC or any of its subsidiaries (including its intellectual property) to any person that is not NuScale LLC or one of its subsidiaries, except for sale of inventory in the ordinary course of business consistent with past practice, subject to certain exceptions;

•
intentionally permit any material item of intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, disclaimed or otherwise become unenforceable or fail to make any applicable filings, recordings or similar actions or fail to pay all fees required to maintain and protect its intellectual property interest;

•
materially increase the compensation, benefits or severance payable to any current or former employee, executive officer or director; adopt or materially amend any material benefit plan or any collective bargaining agreement; or waive or release any noncompetition, nonsolicitation, nondisclosure, nondisparagement or other restrictive covenant of current or former employees of NuScale LLC or its subsidiaries;

•
acquire (including by merger or consolidation with) or merge or consolidate with, or purchase a material portion of the assets or equity of) any person or division thereof;

•
enter into any joint venture;

•
adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of NuScale LLC or any of its subsidiaries;

•
make any capital expenditures outside of NuScale LLC’s annual capital expenditure budget in excess of specified thresholds;

•
make, revoke or change any material tax election or change any material tax accounting method or period;

•
initiate, waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened action) or compromise or enter into any settlements in excess of a specified threshold, other than in the ordinary course of business consistent with past practice;

•
incur, issue, assume, guarantee or otherwise become liable for any indebtedness, other than intercompany indebtedness or in the ordinary course of business consistent with past practice;

•
make any loans, advances or capital contributions to, or investments in, any other Person or materially change its existing borrowing and lending arrangements other than would be consistent with past practice in the ordinary course of business;

•
enter into any material new line of business;

•
fail to maintain the Company Permits (as defined in the Merger Agreement);

•
make any material change in financial accounting methods, principles or practices;

•
voluntarily fail to maintain, cancel or materially change coverage under any insurance policy maintained with respect to NuScale LLC and its assets and properties;

•
voluntarily terminate or fail to diligently pursue any design certification, pre-application, application or SDA activities at the NRC or analogous proceedings with any governmental authority outside of the United States;

•
fail to maintain the Leased Company Properties (as defined in the Merger Agreement) in substantially the same condition as of December 13, 2021, with the exception of ordinary wear and tear, casualty and condemnation;

•
issue any additional equity securities pursuant to (i) the Agreement to Convert Debt into Equity, dated March 3, 2014, by and between NuScale LLC and Enercon Services, Inc., as amended by Amendment No. 1 to Agreement to Convert Debt to Equity, dated November 16,

2015, (ii) the Agreement to Convert Debt into Equity, dated April 26, 2012, by and between NuScale LLC and ARES Corporation, and (iii) the Strategic Supplier Agreement, dated May 5, 2016, between NuScale LLC and Weed Instrument Co., dba Ultra Electronics Nuclear Sensors and Process Instrumentation; and
•
NuScale LLC acknowledges that Spring Valley is a blank check company, waives any past, present or future claim of any kind against the Trust Account and agrees not to seek recourse against the Trust Account for any reason (subject to certain exceptions).

Covenants of Spring Valley
Spring Valley made certain covenants under the Merger Agreement, including, among others, the following:
•
Subject to certain exceptions, prior to the Closing, Spring Valley will, and will cause Merger Sub to, not do any of the following without NuScale LLC’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):

•
change, modify or amend the Trust Agreement (as defined in the Merger Agreement) or the organizational documents of Spring Valley or Merger Sub;

•
declare, make or pay any dividend or other distribution in respect of any of its outstanding capital stock or other equity interests or otherwise adjust its capital structure;

•
make, revoke or change any material tax election or change any material tax accounting method or period;

•
enter into, renew or amend in any material respect any related-party contract;

•
waive, release, compromise, settle or satisfy any pending or threatened action or compromise or enter into any settlements, other than in the ordinary course of business consistent with past practice;

•
incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

•
offer, issue, grant or sell any of its capital stock, other equity interests or securities convertible into any such capital stock or equity interests in Spring Valley or Merger Sub, other than in connection with the exercise of outstanding warrants or the PIPE Investment;

•
adopt or amend any benefit plan, or enter into any employment contract or collective bargaining agreement other than the Long-Term Incentive Plan (as described below);

•
acquire (including by merger or consolidation with, or merger or consolidate with, or purchase a material portion of the assets or equity of) and person or division thereof;

•
adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Spring Valley or Merger Sub;

•
make any capital expenditures;

•
make any loans, advances or capital contributions to, or investments in, any other person or make any change in its existing borrowing or lending arrangements;

•
enter into any new line of business;

•
make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in, or a new application of, GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

•
voluntarily fail to maintain, cancel or materially change coverage under any insurance policy maintained with respect to it and its assets and properties;

•
Spring Valley will use reasonable best efforts, as promptly as reasonably practicable following the effectiveness of this registration statement of which this Proxy Statement/Prospectus forms a part, to duly convene and hold the special meeting in accordance with the Cayman Islands Companies Act;

•
Subject to certain exceptions, Spring Valley shall use its reasonable best efforts to ensure that Spring Valley remains listed as a public company on Nasdaq and to cause the NuScale Corp Class A Common Stock to be issued in connection with the Transactions, including the Domestication and the Merger, to be approved for listing on Nasdaq;

•
Prior to the Closing, Spring Valley may, subject to certain restrictions, purchase a “tail” policy providing liability insurance coverage for Spring Valley’s directors and officers with respect to matters occurring on or prior to the Closing;

•
Prior to the Closing or termination of the Merger Agreement, Spring Valley shall, and shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any person conducted prior to entry into the Merger Agreement in connection with a proposed business combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a proposed business combination. Spring Valley will also provide prompt written notice to NuScale LLC of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any proposed business combination and will keep NuScale LLC reasonably informed of any material developments with respect to any such proposal; and

•
Spring Valley shall not incur any Transaction Expenses (as defined in the Merger Agreement and excluding deferred underwriting fees and PIPE placement agent fees) in excess of $7,300,000 without the prior written consent of NuScale LLC.

Mutual Covenants of the Parties
The parties made certain mutual covenants under the Merger Agreement, including, among others, the following:
•
using commercially reasonable efforts to consummate the Transactions;

•
soliciting Company Unitholder Approvals (as defined in the Merger Agreement);

•
keeping certain information confidential in accordance with the existing non-disclosure agreements;

•
intending that the Domestication and the Merger will each constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the Code and agreeing not to take any action that would reasonably be expected to cause the Domestication or the Merger to fail to qualify for such treatment; and

•
cooperating in connection with certain tax matters and filings.

In addition, Spring Valley and NuScale LLC agreed that Spring Valley and NuScale LLC will prepare and mutually agree upon and Spring Valley will file with the SEC, this Proxy Statement/Prospectus on Form S-4 relating to the Transactions.
Board of Directors
Following the Closing, it is expected that the current management of NuScale LLC will become the management of NuScale Corp, and the NuScale Corp Board will initially consist of eight (8) directors. Pursuant to the Merger Agreement, the NuScale Corp Board will initially consist of (i) seven (7) individuals designated by NuScale LLC, three (3) of whom shall each qualify as “independent directors” under the applicable listing and corporate governance rules and regulations of Nasdaq, and (ii) one (1) individual designated by Spring Valley. Please see the section entitled “Management of NuScale Corp Prior To and Following the Transactions” for further information.
Survival of Representations, Warranties and Covenants
The representations, warranties, covenants, obligations or other agreements in the Merger Agreement terminate at the Effective Time, except for those covenants and agreements that by their terms expressly apply in whole or in part after the Closing, and then only with respect to any breaches occurring after the Closing, and those contained in Sections 6.04, 8.04, 10.02 and Article XI of the Merger Agreement.

Termination
The Merger Agreement may be terminated and the Transactions may be abandoned under certain customary and limited circumstances at any time prior to the Closing, including the following:
•
by mutual written consent of Spring Valley and NuScale LLC;

•
prior to the Closing, by written notice to NuScale LLC from Spring Valley if (i) there is any breach of any representation, warranty, covenant or agreement on the part of NuScale LLC set forth in the Merger Agreement, such that certain conditions in the Merger Agreement would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by NuScale LLC through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Spring Valley provides written notice of such violation or breach and the Termination Date (as defined below)) after receipt by NuScale LLC of notice from Spring Valley of such breach, but only as long as NuScale LLC continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before May 20, 2022, as such date may be extended upon the mutual written consent of NuScale LLC and Spring Valley (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate the Merger Agreement in this manner shall not be available if either (A) Spring Valley’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) Spring Valley is in breach of the Merger Agreement on such date, which breach could give rise to a right of NuScale LLC to terminate the Merger Agreement;

•
prior to the Closing, by written notice to Spring Valley from NuScale LLC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Spring Valley set forth in the Merger Agreement, such that certain conditions in the Merger Agreement would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Spring Valley through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date NuScale LLC provides written notice of such violation or breach and the Termination Date) after receipt by Spring Valley of notice from NuScale LLC of such breach, but only as long as Spring Valley continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; provided, that the right to terminate the Merger Agreement in this manner will not be available if either (A) NuScale LLC’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) NuScale LLC is in breach of the Merger Agreement on such date, which breach could give rise to a right of Spring Valley to terminate the Merger Agreement;

•
by written notice from NuScale LLC to Spring Valley if the Shareholder Proposals are not approved at the Special Meeting (subject to any adjournment or recess of the meeting); or

•
by written notice from Spring Valley to NuScale LLC if the Company Unitholder Approvals (as defined in the Merger Agreement) have not been obtained within 10 Business Days (as defined in the Merger Agreement) following the date the Merger Agreement was executed (which such Company Unitholder Approvals have been obtained within such 10 Business Day period).

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of a Willful Breach (as defined in the Merger Agreement) of the Merger Agreement.

Expenses
Except as otherwise provided in the Merger Agreement, each party thereto shall bear its own expenses incurred in connection with the Merger Agreement and the Transactions contemplated thereby whether or not such transactions will be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that, each of NuScale LLC and Spring Valley shall bear 50% of all transfer agent fees and exchange agent fees incurred in connection with the Merger Agreement and the Transactions therein contemplated whether or not such Transactions will be consummated, and on the Closing Date following the Closing, (a) Spring Valley shall pay or cause to be paid by wire transfer of immediately available funds all documented out-of-pocket fees and disbursements of NuScale LLC for outside counsel incurred in connection with the Transactions and fees and expenses of NuScale LLC for any other agents, advisors, consultants, experts and financial advisors employed by NuScale LLC incurred in connection with the Transactions (the “Outstanding Company Expenses”), and (b) Spring Valley shall pay or cause to be paid by wire transfer of immediately available funds all reasonable, documented out-of-pocket fees and disbursements of Spring Valley, Merger Sub, or the Sponsor for outside counsel and fees and expenses of Spring Valley, Merger Sub or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Spring Valley, Merger Sub or the Sponsor incurred in connection with the Transactions.
Additionally, Spring Valley and NuScale LLC shall each bear 50% of all HSR filing fees, registration fees and all transfer, documentary, sales, use, stamp, registration, value added or other similar taxes incurred in connection with the Transactions.
Governing Law
The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of another jurisdiction (except that the Cayman Islands Companies Act also applies to the Domestication).
Amendments
The Merger Agreement may be amended or modified in whole or in part only by a written agreement executed and delivered in the same manner as the Merger Agreement (but not necessarily by the same natural persons who executed the Merger Agreement) and which makes reference to the Merger Agreement.
Ownership of NuScale Corp
As of the date of this Proxy Statement/Prospectus, there are 28,750,000 ordinary shares issued and outstanding, which includes an aggregate of 5,750,000 Spring Valley Class B ordinary shares held by the Initial Shareholders, including the Sponsor. In addition, as of the date of this Proxy Statement/Prospectus, there is outstanding an aggregate of 20,400,000 warrants to acquire ordinary shares, comprised of 8,900,000 Spring Valley Private Placement Warrants held by the Sponsor and 11,500,000 Spring Valley Public Warrants. Each whole warrant entitles the holder thereof to purchase one Spring Valley Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of NuScale Corp Class A Common Stock. Therefore, as of the date of this Proxy Statement/Prospectus (without giving effect to the Transactions and assuming that none of the outstanding Public Shares are redeemed in connection with the Transactions), Spring Valley’s fully diluted share capital would be 49,150,000 Spring Valley ordinary shares.
The following table illustrates varying ownership levels in NuScale Corp Common Stock immediately following the consummation of the Transactions based on the varying levels of redemptions by the Public Shareholders and the following additional assumptions: (i) 177,782,129 shares of NuScale Corp Class B Common Stock are issued to the NuScale Equityholders at Closing in both the Assuming No Redemptions scenario and in the Assuming Maximum Redemptions scenario; (ii) 21,300,002 shares of NuScale Corp Class A Common Stock are issued in the PIPE Investment; and (iii) no Spring Valley warrants to purchase NuScale Corp Class A Common Stock that will be outstanding immediately following Closing have been exercised. See “Unaudited Pro Forma Condensed Combined Financial Information” for more details. If the actual facts differ from these assumptions, the ownership percentages in NuScale Corp will be different and totals may not add up to 100% due to rounding.
	Share Ownership in NuScale Corp (Percentage of Outstanding Shares)
	Assuming No Redemptions	Assuming Maximum Redemptions
NuScale Equityholders	78.6%	87.8%
PIPE Investors	9.4%	10.5%
Spring Valley Public Shareholders(1)	10.2%	0.0%
Initial Shareholders(2)	1.8%	1.7%

(1)
Consists of 23,000,000 Public Shares issued in connection with Spring Valley’s Initial Public Offering, or no Public Shares assuming that all 23,000,000 of Spring Valley’s outstanding Public Shares are redeemed in connection with the Transactions.

(2)
Includes 4,023,803 shares (including 3,903,803 shares held by the Sponsor and its affiliates) of NuScale Corp Class A Common Stock in the Assuming No Redemptions scenario, or 3,371,335 shares (including 3,251,335 shares held by the Sponsor and its affiliates) of NuScale Corp Class A Common Stock in the Assuming Maximum Redemptions scenario, subject to certain vesting forfeiture terms with respect to up to 35% of the NuScale Corp Common Stock beneficially owned by Sponsor immediately following the Closing. In both scenarios, does not include 500,000 shares to be acquired by certain affiliates of Spring Valley in the PIPE Investment.

Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of Subscription Agreement, the Support Agreement, the Sponsor Letter Agreement, the form of Registration Rights Agreement and the form of Tax Receivable Agreement are attached hereto as Annex F, Annex G, Annex H, Annex I and Annex J, respectively. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.
PIPE Investment
Spring Valley entered into Subscription Agreements with the PIPE Investors to consummate the PIPE Investment, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Spring Valley has agreed to issue and sell to the PIPE Investors, an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock at a price of approximately $10.00 per share, for aggregate gross proceeds of $211,000,000. $30,000,000 of the PIPE Investment has been committed by a foreign investor, and NuScale Corp expects to hold this amount as restricted cash pending approval of the investment by CFIUS. As part of the 21,300,002 shares of NuScale Corp Class A Common Stock to be issued pursuant to the Subscription Agreements, certain affiliates of Spring Valley have agreed to subscribe for and purchase 500,000 shares of NuScale Corp Class A Common Stock on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share, for aggregate gross proceeds of $5,000,000. The NuScale Corp Class A Common Stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Spring Valley has granted the PIPE Investors certain registration rights in connection with the PIPE Investment. The PIPE Investment is contingent upon, among other things, the substantially concurrent closing of the Transactions.
Support Agreement
Concurrently with the execution of the Merger Agreement, the Sponsor Sub and each of Spring Valley’s directors entered into the Support Agreement with NuScale LLC and Spring Valley, pursuant to which, among other things, the Sponsor Sub and such directors agreed to vote all of their respective Spring Valley ordinary shares (subject to certain exceptions) in favor of the approval and adoption of the Transactions.
Sponsor Letter Agreement
Concurrently with the execution of the Merger Agreement, Spring Valley, the Sponsor Sub and NuScale LLC entered into the Sponsor Letter Agreement pursuant to which the parties thereto agreed to, among other things, (i) certain forfeiture terms with respect to a certain percentage of the NuScale Corp Class A Common Stock owned by such parties as a result of conversion of shares of Spring Valley Class B ordinary shares if Closing Acquiror Cash is less than $432 million as described in more detail in “— The Merger Agreement” section above, (the amount of shares held immediately following any such cancellation, the “Remaining Sponsor Shares”) (ii) certain vesting and forfeiture terms with respect to the lesser of (A) 35% of NuScale Corp Class A Common Stock beneficially owned by the Sponsor Sub immediately following the Closing and (B) the Remaining Sponsor Shares minus 2,400,000 (such lesser amount of (A) and (B), the “Unvested Shares”), (iii) not to transfer, assign or sell any securities held by them subject to the lock-up provisions described therein or exercise any of their Spring Valley Warrants on a cashless basis until the expiration of a certain applicable lock-up period (such lock-up provisions apply also to certain permitted transferees of the Sponsor Sub) and (iv) extend the May 27, 2022 deadline by which Spring Valley must complete an initial business combination by six months to November 27, 2022 upon Sponsor’s purchase of 2,300,000 additional Spring Valley Warrants for $2,300,000. Further, one-half (1/2) of the Unvested Shares vest if, over any 20 Trading Days (as defined in the Sponsor Letter Agreement) occurring within any consecutive Trading Day period that occurs entirely following the Closing until the fifth (5th) anniversary of the Closing, the daily VWAP of the NuScale Corp Class A Common Stock is greater than or equal to $12.00 per share and the other one-half (1/2) of Unvested Shares vest if such VWAP is greater than or equal to $14.00 per share. On the fifth (5th) anniversary of the Closing, all remaining Unvested Shares will be forfeited.
Registration Rights Agreement
At the Closing, NuScale Corp, the Sponsor, the Sponsor Sub, the former independent directors of Spring Valley and certain of Spring Valley and NuScale LLC holders intend to enter into the Registration Rights Agreement covering approximately 193.3 million shares of NuScale Corp Class A Common Stock, which will amend and restate in its entirety the registration and shareholder rights agreement between Spring Valley and the Initial Shareholders, pursuant to which, among other things, the Sponsor and other holders party thereto will be granted certain registration rights, on the terms and subject to the conditions therein.
In particular, the Registration Rights Agreement provides for the following registration rights:
• Demand registration rights.   At any time after 180 days from the Closing, NuScale Corp will be required, upon the written request of the holders who hold at least a majority in interest of the then-outstanding number of Registrable Securities (as defined in the Registration Rights Agreement), to file a registration statement and use commercially reasonable efforts to effect the registration of all or part of their registrable securities.
• Shelf registration rights.   Within 30 days after the Closing, NuScale Corp will be required to file a shelf registration statement pursuant to Rule 415 of the Securities Act and use its commercially reasonable efforts to cause such registration statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than 90 days after the Closing Date; provided, that the such deadline shall be extended to 120 days after the Closing Date if the registration statement is reviewed by, and receives comments from, the SEC. At any time NuScale Corp has an effective shelf registration statement with respect to the Registrable Securities (as defined in the Registration Rights Agreement), a holder may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that such holder reasonably expects the aggregate gross proceeds in excess of $35,000,000 from such underwritten shelf takedown.
• Piggyback registration rights.   At any time after the Closing, if NuScale Corp proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the holders are entitled to include their registrable securities in such registration statement.
• Expenses and indemnification.   All fees, costs and expenses of underwritten registrations will be borne by NuScale Corp and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration Rights Agreement contains customary cross-indemnification provisions, under which NuScale Corp is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to NuScale Corp, and holders of registrable securities are obligated to indemnify NuScale Corp for material misstatements or omissions attributable to them.
• Registrable securities.   Securities of NuScale Corp shall cease to be registrable securities when a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement; such securities shall have been otherwise transferred, new certificates for such securities not bearing legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; such securities shall have ceased to be outstanding; following the third anniversary of the Closing, such securities may be sold without registration pursuant to Rule 144 under the Securities Act (“Rule 144”) (but without the requirement to comply with any limitations); or such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
Lock-Up Agreements
On the date of the Merger Agreement, certain directors of Spring Valley entered into a lock-up agreement with Spring Valley and NuScale LLC (“Director Lock-Up Agreement”), pursuant to which the parties thereto agreed, among other things, to subject the directors party thereto to a post-Closing lock-up period that ends on the earlier to occur of one year after the Closing Date and if, following the 150th day after the Closing Date, over any 20 trading days within any 30 trading day period, the VWAP of the NuScale Corp Common Stock is greater than or equal to $12.00 per share, then upon the close of such 20th trading day, in each case, on the terms and subject to the conditions set forth in the Director Lock-Up Agreement.
In connection with the Closing, certain NuScale Equityholders will agree, subject to certain exceptions, not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any shares of NuScale Corp Class A Common Stock held by them immediately after the Effective Time, or issuable upon the exercise of options to purchase shares of NuScale Corp Class A Common Stock held by them immediately after the Effective Time, or securities convertible into or exercisable or exchangeable for NuScale Corp Class A Common Stock held by them immediately after the Effective Time (the “Lock-up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) until 180 days after the Closing Date.
A&R NuScale LLC Agreement
Concurrent with the Closing, the Existing NuScale LLCA will be amended and restated in its entirety. In its capacity as the manager of NuScale LLC, NuScale Corp will control all of NuScale LLC’s business and affairs. Following the Closing, any time NuScale Corp issues a share of NuScale Corp Class A Common Stock for cash, the net proceeds received by NuScale Corp will be promptly used to acquire a NuScale LLC Class A Unit unless used to settle an exchange of a NuScale LLC Class B Unit for cash. Any time NuScale Corp issues a share of NuScale Corp Class A Common Stock upon an exchange of a NuScale LLC Class B Unit or settles such an exchange for cash, as described below, NuScale Corp will contribute the exchanged unit to NuScale LLC and NuScale LLC will issue to NuScale Corp a NuScale LLC Class A Unit. If NuScale Corp issues other classes or series of equity securities, NuScale LLC will issue to NuScale Corp an equal amount of equity securities of NuScale LLC with designations, preferences and other rights and terms that are substantially the same as NuScale Corp’s newly issued equity securities. If NuScale Corp repurchases, redeems or retires any shares of NuScale Corp Class A Common Stock (or equity securities of other classes or series), NuScale LLC will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of NuScale LLC Class A Units (or its equity securities of the corresponding classes or series) held by NuScale Corp, upon the same terms and for the same consideration, as the shares of NuScale Corp Class A Common Stock (or equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, membership units of NuScale LLC, as well as NuScale Corp Common Stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. In the event NuScale Corp acquires NuScale LLC Class A Units without issuing a corresponding number of shares of NuScale Corp Class A Common Stock, it will make appropriate adjustments to the exchange ratio of NuScale LLC Class B Units to NuScale Corp Class A Common Stock.
NuScale Corp will have the right to determine when distributions will be made to holders of units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of NuScale LLC Class A Units and NuScale LLC Class B Units on a pro rata basis in accordance with the number of units held by such holder.
The holders of units, including NuScale Corp, will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of NuScale LLC. Net profits and net losses of NuScale LLC will generally be allocated to holders of units (including NuScale Corp) on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, NuScale LLC will be required to allocate net taxable income disproportionately to its members in certain circumstances. The A&R NuScale LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of NuScale LLC allocable per unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in, Portland, Oregon, San Francisco, California or New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income) that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes). The A&R NuScale LLC Agreement generally will require tax distributions to be pro rata based on the ownership of NuScale LLC Units. However, if the amount of tax distributions to be made exceeds the amount of funds available for distribution, NuScale Corp shall receive a tax distribution, before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata in accordance with their assumed tax liabilities, and then to all members (including NuScale Corp) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. NuScale LLC will also make non-pro rata payments to NuScale Corp to reimburse it for corporate and other overhead expenses (which payments from NuScale LLC will not be treated as distributions under the A&R NuScale LLC Agreement). Notwithstanding the foregoing, no distribution will be made pursuant to the A&R NuScale LLC Agreement to any unitholder if such distribution would violate applicable law or result in NuScale LLC or any of its subsidiaries being in default under any material agreement.
The A&R NuScale LLC Agreement provides that it may generally be amended, supplemented, waived or modified by NuScale Corp in its sole discretion without the approval of any other holder of units, except in the case of amendments that would modify the limited liability of a member or increase the obligation of a member to make capital contributions, adversely affect the right of a member to receive distributions or cause NuScale LLC to be treated as a corporation for tax purposes.
The A&R NuScale LLC Agreement will also entitle members to exchange their NuScale LLC Class B Units, together with the cancellation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, for shares of NuScale Corp’s NuScale Corp Class A Common Stock on a one-for-one basis or, at NuScale Corp’s election in its sole discretion, subject to certain restrictions, for cash. The exchange ratio is subject to appropriate adjustment by NuScale Corp in the event NuScale Class A Units are issued to NuScale Corp without issuance of a corresponding number of shares of NuScale Corp Class A Common Stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.
The A&R NuScale LLC Agreement will permit the NuScale LLC Class B unitholders to exercise their exchange rights subject to an exchange policy containing certain timing procedures and other conditions. The A&R NuScale LLC Agreement will provide that an owner will not have the right to exchange NuScale LLC Class B Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with NuScale Corp, NuScale LLC or any of their subsidiaries to which NuScale LLC unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that NuScale LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.
The A&R NuScale LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of NuScale LLC, if the number of NuScale LLC Class A Units and NuScale LLC Class B Units outstanding and held by its members (other than those held by NuScale Corp) is less than 15% of the outstanding NuScale LLC Class A Units and NuScale LLC Class B Units or in the discretion of NuScale Corp, with the consent of holders of at least 50% of the outstanding NuScale LLC Units.
Tax Receivable Agreement
In connection with the Closing, NuScale Corp will enter into the Tax Receivable Agreement, with NuScale LLC, each of the TRA Holders (as defined in the Tax Receivable Agreement) party thereto and Fluor, in its capacity as TRA Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future. The payments under the Tax Receivable Agreement are not conditioned upon the TRA Holders' continued ownership of NuScale Corp or NuScale LLC.
The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless, subject to the terms and conditions contained therein, (i) NuScale Corp exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of the agreed payments remaining to be made under the Tax Receivable Agreement, (ii) there is a change of control or (iii) NuScale Corp breaches any of the material obligations of the Tax Receivable Agreement, in which case all obligations will generally be accelerated and due as if NuScale Corp had exercised its right to terminate the Tax Receivable Agreement.
The Tax Receivable Agreement provides that upon a change of control, NuScale Corp's obligations under the Tax Receivable Agreement will be accelerated based on certain assumptions, including that NuScale Corp will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to the Tax Receivable Agreement.
Background of the Transactions
Spring Valley Background Prior to its Negotiations with NuScale LLC
Spring Valley is a special purpose acquisition company incorporated on August 20, 2020 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. In conducting a targeted search for a business combination target, as described in greater detail below, Spring Valley utilized the global network, industry expertise and transaction experience of its Sponsor, Spring Valley’s management and the Spring Valley Board.
On August 21, 2020, prior to the closing of the Initial Public Offering, Spring Valley issued 7,187,500 Spring Valley Founder Shares to the Sponsor in exchange for a capital contribution of $25,000. On September 30, 2020, the Sponsor transferred 40,000 Spring Valley Founder Shares to each of Debora Frodl, Richard Thompson and Patrick Wood, III, Spring Valley’s independent director nominees. On October 22,

2020, the Sponsor irrevocably surrendered to Spring Valley for cancellation and for no consideration 1,437,500 Spring Valley Class B ordinary shares resulting in 5,750,000 Spring Valley Class B ordinary shares outstanding. On November 18, 2020, Spring Valley entered into commitment letter agreements with certain investors pursuant to which such investors (i) expressed an interest to purchase an aggregate of 48.6% of the Units offered in the IPO (assuming no exercise by the underwriters of the over-allotment) and (ii) agreed to purchase a non-controlling economic interest in the Sponsor Sub. On November 23, 2020, the Sponsor transferred 5,630,000 Spring Valley Class B ordinary shares to the Sponsor Sub, and as a result of such transfer, the Sponsor no longer holds any Spring Valley Class B ordinary shares.
On November 27, 2020, Spring Valley completed its IPO of 23,000,000 Units, which included the full exercise by the underwriter of its over-allotment option, generating gross proceeds of $230,000,000 before underwriting discounts and expenses. Each Unit consisted of one Spring Valley Class A ordinary share and one-half of one Spring Valley Public Warrant. Each whole Spring Valley Public Warrant entitles the holder thereof to purchase one Spring Valley Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of its IPO, Spring Valley completed the private placement of 8,900,000 Spring Valley Private Placement Warrants to the Sponsor at a price of $1.00 per warrant generating gross proceeds of $8,900,000.
Of the proceeds received from the consummation of the IPO and the warrant purchases by the Sponsor, an aggregate of $232,300,000, or $10.10 per Spring Valley Class A ordinary share, was deposited in the Trust Account. Except for a portion of the interest earned on the funds held in the Trust Account that may be released to Spring Valley to pay income taxes, none of the funds held in the Trust Account will be released until the earlier of the completion of its initial business combination or Spring Valley’s failure to effect a business combination on or prior to May 27, 2022 (or November 27, 2022, if extended by the purchase of an additional $2,300,000 of Spring Valley Private Placement Warrants by the Sponsor and deposit of such amounts in the Trust Account).
Spring Valley did not select any business combination target in advance of its IPO and did not initiate any substantive discussions, directly or indirectly, with any business combination target in advance of its IPO. After its IPO, Spring Valley conducted its search primarily focused on a target operating in the broadly-defined sustainability industry, including but not limited to, energy and power (with a focus on renewable energy, biofuels and energy storage), resource management (including energy efficiency, smart grid and green / smart buildings), transportation (including mobility and fueling / charging infrastructure), environmental services (including waste management, pollution control and recycling), water, agriculture technology / food and advanced materials / chemicals, in the United States and other developed countries. Spring Valley focused primarily on companies with an equity value between $600 million and $2 billion but did evaluate companies outside of that range as well. Additional criteria that Spring Valley considered for potential target companies are described in its prospectus related to its IPO.
Between November 27, 2020, the date of Spring Valley’s IPO, and January 30, 2021, Spring Valley initiated contact with and considered over 200 potential targets, including both privately held companies and assets or divisions owned by publicly traded companies, one of which was NuScale LLC. Of those potential targets, Spring Valley identified 18 entities that it believed could be attractive business combination targets. Spring Valley entered into non-disclosure agreements with these entities in order to conduct additional due diligence. This additional diligence included the potential targets’ business plans, historical and projected financial statements, organic and inorganic growth strategies, markets served, key executives and stockholders.
On January 30, 2021, Spring Valley entered into exclusivity with Dream Holdings, Inc. (“AeroFarms”), and suspended discussions with all other potential targets. After two months of due diligence and negotiations, Spring Valley signed an agreement and plan of merger with AeroFarms on March 25, 2021 (the “Prior Merger Agreement”). Spring Valley’s shareholders approved the Prior Merger Agreement on August 20, 2021. However, due to the high number of Spring Valley shareholders that elected to have their Class A ordinary shares redeemed in connection with closing the business combination with AeroFarms, the minimum cash closing condition under the Prior Merger Agreement would not have been satisfied at closing. Therefore, although Spring Valley and AeroFarms worked in good faith to find viable financing alternatives, they mutually agreed to allow discussions between Spring Valley or AeroFarms and other merger candidates.

Spring Valley and AeroFarms mutually agreed to formally terminate the Prior Merger Agreement on October 14, 2021. Neither party was required to pay the other a termination fee.
NuScale LLC Background Prior to its Negotiations with Spring Valley
The NuScale LLC board of managers and certain members of NuScale LLC’s executive management (“NuScale LLC Management”) have considered from time to time a number of strategic options that would help NuScale LLC to raise additional capital to finance its growth and development and to provide its unitholders and option holders with liquidity. On March 24, 2021, NuScale LLC engaged Guggenheim Securities, LLC (“Guggenheim”) as its financial advisor to explore the possibility of a merger with a publicly listed special purpose acquisition corporation (“SPAC”). NuScale LLC Management felt that this was a viable path to raise additional capital for NuScale LLC while simultaneously becoming an indirect, publicly listed company.
During the summer and fall of 2021, Guggenheim contacted approximately 60 SPACs to see if they had any interest in effecting a business combination with NuScale LLC. Of these SPACs, 14 signed confidentiality agreements with NuScale LLC, 11 met with NuScale LLC management, and two conducted site visits with NuScale LLC.
Three of the SPACs, including Spring Valley, ultimately submitted letters of intent to enter into a business combination with NuScale LLC. NuScale LLC negotiated these letters of intent with all three SPAC bidders in September and October 2021. The final versions of all three of the draft letters of intent ascribed a pre-Transaction equity value to NuScale LLC of $1.875 billion. NuScale LLC Management considered each of the three bidders, the terms of their letter of intent, their credibility and experience in the energy and nuclear industry, their perceived ability to successfully complete a business combination with NuScale LLC and other relevant factors. Based on this assessment, NuScale LLC selected Spring Valley as the final bidder, as further described below.
Concurrent with its pursuit of a SPAC partner, NuScale LLC conducted discussions with potential PIPE Investors. In connection with NuScale LLC’s offering of Series A-5 Preferred Units, the last sale of which took place on July 30, 2021, NuScale LLC, Fluor and Samsung C&T agreed that Samsung C&T would commit to participate in the PIPE Investment. During a visit to Seoul, Korea in August 2021, NuScale LLC Management met with other potential PIPE Investors who expressed interest in participating in the PIPE Investment and who ultimately signed Subscription Agreements committing to the PIPE Investment.
Negotiation of the Transactions
The following is a brief description of the background of the negotiations between Spring Valley and NuScale LLC and summarizes the key meetings and events that led to the signing of Spring Valley’s Merger Agreement with NuScale LLC. The following chronology does not purport to catalogue every conversation among Spring Valley, NuScale LLC or their representatives. The terms of the Merger Agreement and the related Transactions and ancillary documents are the result of extensive negotiations among Spring Valley, NuScale LLC, Fluor and each of their respective representatives and advisors.
Spring Valley initially evaluated NuScale LLC in January 2021 after conducting an analysis of the SMR landscape and the key companies in the value chain. As part of the analysis of the SMR landscape, Spring Valley leveraged the network and industry expertise of Spring Valley’s CEO, Chris Sorrells, who has more than 10 years of prior experience in the nuclear industry as an investor, board member and operator. This initial evaluation did not result in any further discussions between Spring Valley or NuScale LLC until October 2021 because NuScale LLC was not yet considering SPAC partners in January 2021, and because Spring Valley had already entered into the Prior Merger Agreement with AeroFarms on March 25, 2021.
In September 2021, Spring Valley reinitiated its discussions with NuScale LLC, and held several videoconference meetings and phone calls with NuScale LLC Management and Guggenheim in its capacity as NuScale LLC’s financial advisor. These discussions led Spring Valley and NuScale LLC to enter into a mutual non-disclosure agreement to facilitate Spring Valley’s review of NuScale LLC’s confidential information. Subsequently, NuScale LLC and its advisors began to share, and Spring Valley began to evaluate, information regarding NuScale LLC’s business and prospects. This information included an initial draft of certain projected financial information for NuScale LLC’s business that was prepared by NuScale LLC in July of 2021, and subsequently updated on November 16, 2021, as described under “— Certain NuScale LLC Projected Financial Information.”
On October 15, 2021, Spring Valley sent an initial letter of intent to NuScale LLC. This draft of the letter of intent provided for a pre-Transaction equity value ascribed to NuScale LLC of $1.8 billion, a contemplated PIPE Investment of $250 million, a $140 million minimum cash-in-trust closing condition and other customary terms and conditions. On October 17, 2021, NuScale LLC provided a revised draft of the letter of intent to Spring Valley, reflecting a pre-Transaction equity value of $1.875 billion and a $200 million minimum cash-in-trust condition, among other changes. On October 18, 2021, Spring Valley provided a revised draft of the letter of intent to NuScale LLC, proposing a $1.85 billion pre-Transaction equity value, among other changes. On the morning of October 19, 2021, NuScale LLC Management met to consider Spring Valley’s revised bid. Later the same day, Guggenheim negotiated with Spring Valley to increase the equity value ascribed to NuScale LLC. In response, Spring Valley provided a further revised draft of the letter of intent to NuScale LLC, reflecting a $1.875 billion pre-Transaction equity value, among other changes. On the morning of October 20, 2021, NuScale LLC Management met again to consider, and on October 21, 2021, NuScale LLC’s Board of Managers approved, Spring Valley’s revised bid.
On October 21, 2021, Spring Valley and NuScale LLC executed the letter of intent, which reflected a pre-Transaction equity value of $1.875 billion. The letter of intent also included a mutual exclusivity period extending until November 20, 2021, with an automatic extension of 15 days if the parties were continuing to negotiate in good faith at that time. The letter of intent also contemplated a PIPE Investment of $150 million, the appointment by Spring Valley of one director to the NuScale Corp Board after consummation of the Transactions and a $200 million minimum cash-in-trust closing condition.
In entering into the letter of intent and exclusivity with NuScale LLC, Spring Valley believed that NuScale LLC presented the most attractive prospect for the consummation of a business combination based on NuScale LLC’s strategic focus on and demonstrable contributions toward global decarbonization targets in the energy industry, the proprietary and innovative nature of its solution, the experience of the management team, the successful history of attracting high quality customer and supply chain partners and the prudent financial management of the business.
Following the signing of the letter of intent, the Spring Valley team worked closely with the NuScale LLC team on more detailed technical due diligence and extensive commercial diligence. This included detailed background checks, customer calls, supplier calls, vendor calls, senior management and board member interviews, personal reference calls, IT due diligence and insurance due diligence. In addition, the Spring Valley and NuScale LLC management teams also thoroughly discussed NuScale LLC’s current business model, future growth opportunities and strategy. Spring Valley also instructed Kirkland & Ellis LLP (“K&E”) to conduct an in-depth legal review of NuScale LLC’s governance documents, debt instruments, material contracts, employment practices and related exposure, real property, intellectual property entitlements and regulatory, environmental and litigation matters. Spring Valley and K&E continued conducting due diligence throughout the period from the signing of the letter of intent to the signing of the key transaction documents, including the Merger Agreement. The Spring Valley Board had various other videoconferences and telephone calls with members of Spring Valley management to receive updates and to discuss the terms of the proposed business combination and other details related to Spring Valley’s ongoing due diligence review of NuScale LLC.
On November 3, 2021, members of the Sponsor and Spring Valley management attended a tour of NuScale LLC’s facilities in Corvallis, Oregon. In addition to seeing the facilities firsthand, Spring Valley’s representatives were able to meet a broader group of NuScale LLC’s employees and gain a deeper understanding of NuScale LLC’s operations.
On November 23, 2021, K&E provided an initial draft of the Merger Agreement to Gibson Dunn & Crutcher LLP (“Gibson Dunn”), counsel to Fluor, and Stoel Rives LLP (“Stoel”), counsel to NuScale LLC. Gibson Dunn and Stoel reviewed the proposed terms of the Merger Agreement with NuScale LLC. Gibson Dunn provided a revised draft of the Merger Agreement to K&E on December 2, 2021. On December 7, 2021, K&E provided a revised draft of the Merger Agreement to Gibson Dunn and Stoel.

Various revised drafts were provided to the other party until the Merger Agreement was finalized. Following receipt of requisite approvals, the Merger Agreement was signed on December 13, 2021.
Simultaneous with the negotiation of the Merger Agreement, NuScale LLC, Spring Valley, and Guggenheim were in active discussions with certain investors regarding the PIPE Investment. On November 16, 2021, Spring Valley formally engaged Guggenheim and Cowen and Company LLC as lead placement agents for the PIPE Investment. Later that day, representatives of NuScale LLC began contacting potential PIPE Investors about participation in the PIPE Investment, and the first investors were wall-crossed the following day. Each potential PIPE Investor was provided an investor presentation and NuScale LLC’s projected financial information (described under “— Certain NuScale LLC Projected Financial Information”) after being wall-crossed. Between November 17, 2021 and December 13, 2021, a number of potential PIPE Investors participated in discussions with representatives of Spring Valley and NuScale LLC. On November 19, 2021, a draft Subscription Agreement was posted to a virtual data room for potential PIPE Investors to review, and, over the ensuing weeks, K&E and Spring Valley negotiated the definitive terms of the Subscription Agreements with the PIPE Investors.
Initial drafts of various exhibits and ancillary agreements to the Merger Agreement were drafted and exchanged between Spring Valley, NuScale LLC, Fluor and their respective counsel throughout late November and December 2021. The Support Agreement and Sponsor Letter Agreement were agreed to among the parties and signed on December 13, 2021 in connection with the Merger Agreement. The agreed-upon forms are attached as exhibits to the Merger Agreement.
The exclusivity provisions in the letter of intent between Spring Valley and NuScale LLC expired on its own terms on December 5, 2021. The parties continued to negotiate in good faith thereafter, even in the absence of exclusivity.
Spring Valley Merger Sub, LLC was formed under the laws of the State of Oregon on December 9, 2021.
The Spring Valley Board received legal presentations, a summary of the transaction structure and key transaction documents, including the Merger Agreement, on December 7, 2021 before meeting on the afternoon of December 8, 2021 with management, K&E and Maples & Calder, Cayman Islands counsel to Spring Valley (“Maples”). Spring Valley’s management provided an update on the PIPE Investment, the outcome of negotiations regarding the terms of the proposed Merger Agreement and anticipated benefits of the Transactions to Spring Valley’s stockholders. A representative of Maples reviewed the Spring Valley Board’s fiduciary duties from a Cayman Islands law perspective. Representatives from K&E discussed the transaction structure, key terms of the Merger Agreement with the Spring Valley Board and key legal due diligence findings. After careful consideration, the Spring Valley Board unanimously approved the Merger Agreement and the Transactions.
The Spring Valley Board’s Reasons for the Transactions
Spring Valley was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Spring Valley Board sought to do this by utilizing the networks and industry experience of both the Sponsor and the Spring Valley Board and management to identify, acquire and operate one or more businesses. The members of the Spring Valley Board and management have extensive transactional experience, particularly in the broadly-defined sustainability and energy transition industries, including but not limited to, energy and power, renewables, resource management (including energy efficiency, smart grid and green / smart buildings), mobility, environmental services (including waste management, pollution control and recycling), water and advanced materials / chemicals in the United States and other developed countries.
As described under “— Background of the Transactions” above, the Spring Valley Board, in evaluating the Merger, consulted with Spring Valley’s management, legal and financial advisors. In reaching its unanimous decision to approve the Merger Agreement and the Transactions, the Spring Valley Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed combination, the Spring Valley Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Spring Valley Board contemplated its decision as in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Spring Valley’s reasons for approving the combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
In approving the combination, the Spring Valley Board decided not to obtain a fairness opinion. The officers and directors of Spring Valley have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with the experience of their representatives, enabled them to make the necessary analyses and determinations regarding the Merger.
The Spring Valley Board considered a number of factors pertaining to the Merger as generally supporting its decision to enter into the Merger Agreement and the Transactions, including, but not limited to, the following: NuScale LLC’s strategic focus on and demonstrable contributions toward global sustainability, the quality of its products, the experience of the management team, the prudent financial management of the business, and the proven ability to improve the economics of the business over time. More specifically, the Spring Valley Board took into consideration the following factors or made the following determinations, as applicable:
•
Growing global support for nuclear power including SMRs’ potential to play a large role.   Spring Valley’s management and board of directors believe that nuclear power, and specifically SMRs, will play a significant role in the future of energy because of the safety profile versus traditional large scale nuclear as well as SMRs’ ability to scale and provide reliable source of carbon-free baseload power.

•
Meets a sufficient number of the acquisition criteria that Spring Valley had established to evaluate prospective business combination targets.   The Spring Valley Board determined that NuScale LLC sufficiently satisfies a number of the criteria and guidelines that Spring Valley established at its IPO, including its exposure to large addressable markets with long-term tailwinds, its innovative product offerings and technology, its organic growth potential, its experienced management team, and its embrace of Spring Valley’s industry experience.

•
Multiple avenues to accelerate organic growth opportunities.   The Spring Valley Board also considered that NuScale LLC benefits from multiple opportunities to drive accelerated and profitable organic growth. NuScale LLC’s value-creation strategies are focused on a range of existing and emerging applications critical to energy transition mandates both domestically and internationally.

•
Significant recurring value creation opportunities.   In addition to the sale of the core SMR technology and recovery fees, the Spring Valley Board considered that NuScale LLC would have the ability to drive recurring revenues through critical maintenance services over the lifecycle of a plant.

•
Experienced management team.   The Spring Valley Board determined that NuScale LLC has a proven and experienced team that is positioned to successively lead NuScale Corp after the Merger.

•
NuScale Corp’s post-closing financial condition.   The Spring Valley Board also considered factors such as NuScale Corp’s outlook, financial plan and debt structure, taking into consideration the fact that, after consummation of the Merger, NuScale Corp will have approximately $400,000,000 (assuming no redemptions) of cash on its balance sheet, positioning it well to invest in accelerating the commercialization of NuScale LLC’s SMR technology.

•
Strong Commitment from NuScale LLC stakeholders.   The Spring Valley Board also considered that NuScale LLC has attracted additional capital investments from certain well-regarded industry participants.

•
Valuation supported by financial analysis and due diligence.   The Spring Valley Board determined that the valuation analysis conducted by Spring Valley’s management team, based on the trading levels of comparable companies, valuation of its last private financing, discounted cash flow analysis, ability to generate attractive return on invested capital as it matures and the materials and financial projections provided by NuScale LLC, supported the equity valuation of NuScale LLC. As part of this determination, Spring Valley’s management, Board and legal counsel conducted due diligence examinations of NuScale and discussed with NuScale LLC management the financial, technical, manufacturing and legal outlook of NuScale LLC.
The Spring Valley Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Merger including, but not limited to, the following: redemptions, complexities related to the shareholder vote, litigation and threats of litigation and broader macro risks. Specifically, the Spring Valley Board considered the following issues and risks:
•
Risk that the benefits described above may not be achieved.   The risk that the potential benefits of the Merger may not be fully achieved or may not be achieved within the expected timeframe.

•
Risk of the liquidation of Spring Valley.   The risks and costs to Spring Valley if the Merger is not completed, including the risk of diverting management’s focus and resources from other business combination opportunities, which could result in Spring Valley being unable to effect a business combination in the requisite time frame and force Spring Valley to liquidate.

•
Technology may not work as expected or produce power at a competitive price.   The risk that the development of NuScale LLC’s technology, and the surrounding pricing environment, may diverge from expectations.

•
Exclusivity.   The fact that the Merger Agreement includes an exclusivity provision that prohibits Spring Valley from soliciting other business combination proposals, which restricts Spring Valley’s ability, so long as the Merger Agreement is in effect, to consider other potential business combinations.

•
Spring Valley’s Stockholders Will Receive a Minority Position in the Combined Company.   The fact that Spring Valley’s stockholders will hold a minority position in NuScale Corp;

•
Risks regarding the shareholder vote.   The risk that Spring Valley’s shareholders may fail to provide the votes necessary to effect the Merger.

•
Fluor will remain a majority shareholder.   Post-closing, Fluor’s ownership is projected to exceed 60%, and Fluor will have the continued ability to exert significant influence on the business.

•
Limitations of review.   The Spring Valley Board did not obtain an opinion from any independent investment banking or accounting firm that the consideration to be exchanged is fair to Spring Valley, NuScale LLC or their respective shareholders from a financial point of view. Accordingly, the Spring Valley Board considered that Spring Valley might not have properly valued NuScale LLC.

•
Closing conditions.   The fact that completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within Spring Valley’s control, including approval by Spring Valley shareholders and approval by Nasdaq of the initial listing application in connection with the Merger.

•
Potential Litigation.   The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger.

•
Fees and expenses.   The fees and expenses associated with completing the Merger.

•
Potential impacts of COVID-19.   Uncertainties regarding the potential impacts of the COVID-19 pandemic and related economic disruptions on NuScale LLC’s operations and demand for its products.

•
Other risk factors.   Various other risk factors associated with the respective businesses of Spring Valley and NuScale LLC.

In addition to considering the factors described above, the Spring Valley Board also considered that some officers and directors of Spring Valley might have interests in the Transactions as individuals that are in addition to, and that may be different from, the interests of Spring Valley’s stockholders. See “Risk Factors — Since the Initial Shareholders and our executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Transactions with NuScale LLC are appropriate as an initial business combination. Such interests include that the Initial Shareholders and our executive officers will lose their entire investment in us if a business combination is not completed.” Spring Valley’s independent directors reviewed and considered these interests during the negotiation of the Merger and in evaluating and unanimously approving, as members of the Spring Valley Board, the Merger Agreement and the Transactions, including the Merger.
The Spring Valley Board concluded that the potential benefits that it expected Spring Valley and its stockholders to achieve as a result of the Merger outweighed the potentially negative factors associated with the Merger. Accordingly, the Spring Valley Board unanimously determined that the Merger Agreement, and the Transactions, including the Merger, were advisable, fair to, and in the best interests of, Spring Valley and its stockholders.
Certain NuScale LLC Projected Financial Information
NuScale LLC does not as a matter of course make public projections as to future results. NuScale LLC provided its internally-derived forecasts, prepared in the fourth quarter of 2021, for each of the years in the ten-year period ending December 31, 2030 to Spring Valley for use as a component of its overall evaluation of NuScale LLC. This projected financial information is included in this Proxy Statement/Prospectus because it was provided to the Spring Valley Board for its evaluation of the Merger. NuScale LLC’s projected financial information was not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. NuScale LLC’s projected financial information was prepared solely for internal use, and was not intended for third-party use, including by investors or stockholders. You are cautioned not to rely on the NuScale LLC projected financial information in making a decision regarding the Transactions, as the projections may differ materially from actual results.
The NuScale LLC projected financial information reflects numerous assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond NuScale LLC’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “NuScale LLC Management’s Discussion and Analysis of Financial Condition and Results of Operations of NuScale LLC” and “Cautionary Statement Regarding Forward-Looking Statements.” In creating the NuScale LLC projected financial information, NuScale LLC’s management assumed, among other things:
•
An annual forecast of future NuScale Power Modules entering commercial operations in 2029 of 16 NPMs, in 2030 of 19 NPMs, in 2031 of 35 NPMs, in 2032 of 63 NPMs, in 2033 of 85 NPMs, in 2034 of 90 NPMs, and annual growth thereafter of NPMs entering commercial operations of approximately 2% per year through 2039;

•
Receipt of cash revenue from the production, sale and delivery of those NuScale Power Modules beginning four or five years prior to their commercial operation date, based on the anticipated timing of cash receipts from customers for those NPMs,

•
An anticipated gross margin range of between 20% to 25% on such cash revenue;

•
Receipt of cash revenue from the sale of services relating to those NuScale Power Modules beginning nine years prior to their commercial operation date, relating to licensing support, training, startup, testing and other services, with an anticipated gross margins ranging from 10% to 20% before commercial operations and 20 to 30% after commercial operations.

NuScale LLC’s management believes that each of the assumptions used in creating the NuScale LLC projected financial information is reasonable based on the anticipated market size and demand for its products and services, as further described under “Business of NuScale LLC — Our Market Opportunity” and “Business of NuScale LLC — Customers.”
The financial projections for cash revenue, cash EBITDA and free cash flow (each as defined below) provided to the Spring Valley Board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond NuScale LLC’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the NuScale LLC projected financial information. While all projections are necessarily speculative, notably, statements regarding NuScale LLC’s ten-year business plan and yearly forecasts, and summary financial projections are, without limitation, subject to material assumptions regarding the continuation of favorable regulations and government incentives affecting the markets in which NuScale LLC operates and NuScale LLC’s ability to (i) produce, distribute and service its products at scale and meet its customers’ business needs, (ii) successfully execute its technology and business development plans and growth strategy, (iii) compete in rapidly developing markets, (iv) source, maintain and grow sales to strategic customers, and (v) source and maintain key suppliers. NuScale LLC cautions that its assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.
The inclusion of the NuScale LLC projected financial information in this Proxy Statement/Prospectus should not be regarded as an indication that NuScale LLC or its representatives currently consider the NuScale LLC projected financial information to be a reliable prediction of actual future events, and reliance should not be placed on the NuScale LLC projected financial information to make a decision regarding the transaction.
NUSCALE LLC DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE NUSCALE LLC PROJECTED FINANCIAL INFORMATION, EXCEPT AS REQUIRED BY LAW. THE NUSCALE LLC PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED NUSCALE LLC PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF NUSCALE LLC, SPRING VALLEY NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY NUSCALE UNITHOLDER, SPRING VALLEY SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE NUSCALE LLC PROJECTED FINANCIAL INFORMATION OR THAT ANY FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
NuScale LLC has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the NuScale LLC projected financial information to anyone, including Spring Valley. Neither NuScale LLC’s board, officers, management nor any other representative of NuScale LLC has made or makes any representation to any person regarding NuScale LLC’s ultimate performance compared to the information contained in the NuScale LLC projected financial information, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the NuScale LLC projected financial information should not be looked upon as “guidance” of any sort. NuScale LLC does not intend to refer back to the NuScale LLC projected financial information in its future periodic reports filed under the Exchange Act.
The NuScale LLC projected financial information was prepared by, and is the responsibility of, NuScale LLC’s management. Ernst & Young LLP, NuScale LLC’s independent auditor, has not compiled, reviewed, examined, performed any other assurance procedures, or expressed any form or assurances with respect to the projected financial information presented herein. The report of Ernst & Young LLP included in this Proxy Statement/Prospectus relates to historical audited financial statements of NuScale LLC and does not extend to the projected financial information and should not be read to do so. You are encouraged to review the historical financial statements of NuScale LLC included in this Proxy Statement/Prospectus.
The NuScale LLC projected financial information provided to the Spring Valley Board are summarized below.

($ rounded to nearest million)	Forecast Year Ended December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Cash Revenue(1)	3	16	145	672	1,058	1,896	3,641	6,480	10,008	13,119
Cash EBITDA(2)	(102)	(155)	(36)	116	191	434	896	1,610	2,457	3,171
Free Cash Flow(3)	(105)	(158)	(42)	93	127	304	640	1,173	1,809	2,340

(1)
“Cash Revenue” reflects GAAP revenue plus (or minus) any increases (or decreases) in deferred revenue during the year.

(2)
“Cash EBITDA” reflects net income before interest, tax, depreciation and amortization, plus (or minus) any increases (or decreases) in deferred revenue and any decreases (or increases) in work in progress during the year. Work in progress represents the raw materials, labor, and overhead allocated to partially completed NuScale Power Modules.

(3)
“Free Cash Flow” reflects cash flow from operations, minus capital expenditures during the year.

Certain Financial Analysis
Comparable Public Companies
Spring Valley’s management primarily relied upon a comparable company analysis to assess the value that the public markets would likely ascribe to NuScale LLC following a business combination with NuScale LLC and this analysis was presented to the Spring Valley Board. The relative valuation analysis was based on selected publicly-traded companies. The selected companies were chosen because they were determined by Spring Valley’s management to be the most relevant in their particular sector (but, for the avoidance of doubt, each of the selected companies is not necessarily a direct competitor of NuScale LLC). These companies were selected by Spring Valley as the publicly-traded companies having businesses with similar end markets, business models, go-to-market strategies, ESG characteristics, forecasted margins and/or growth rates. While these companies may share certain characteristics that are similar to those of NuScale LLC, the Spring Valley Board recognized that no company was identical in nature to NuScale LLC.
Using publicly available information, Spring Valley’s management also reviewed with the Spring Valley Board, among other things, the enterprise values (defined as market capitalization plus net debt plus minority investments minus unconsolidated investments) as multiples of revenue for estimated calendar years 2025 and 2026 with respect to each such selected comparable company. The revenue multiples for the selected comparable companies as of December 2021, are summarized in the table below:
Enterprise Value / Revenue
	2025E	2026E
Ballard	8.7x	6.1x
Bloom Energy	2.8x	2.0x
Enphase	10.2x	N/A
FuelCell Energy	8.7x	6.9x
Plug Power	8.0x	5.9x
SolarEdge Technologies	3.9x	N/A
Average	7.1x	5.2x
Based on the review of these selected comparable companies, the Spring Valley Board concluded that NuScale LLC’s estimated enterprise values as a multiple of Cash Revenue for 2025 and 2026 of 1.8x and 1.0x, respectively (based upon NuScale LLC’s estimated 2025 and 2026 Cash Revenue of $1,058 million and $1,896 million, respectively, as described above in “— Certain NuScale LLC Projected Financial Information”), were attractive valuation relative to the estimated enterprise values as a multiple of revenue of such selected comparable companies.

Using publicly available information, Spring Valley’s management also reviewed with the Spring Valley Board, among other things, the enterprise values as multiples of Cash EBITDA for estimated calendar years 2025 and 2026 with respect to each selected comparable company. The range of EBITDA multiples for each of the selected comparable companies are summarized in the table below:
Enterprise Value / EBITDA
	2025E	2026E
Ballard	95.5x	62.6x
Bloom Energy	16.6x	13.9x
Enphase	34.7x	N/A
FuelCell Energy	48.7x	35.8x
Plug Power	40.4x	24.0x
SolarEdge Technologies	24.0x	N/A
Average	43.3x	34.1x
Based on the review of these selected comparable companies, the Spring Valley Board concluded that NuScale LLC’s estimated enterprise value as a multiple of Cash EBITDA for estimated calendar years 2025 and 2026 of 9.8x and 4.3x, respectively (based upon NuScale LLC’s estimated Cash EBITDA of $191 million and $434 million as described above in “— Certain NuScale LLC Projected Financial Information”) were an attractive valuations relative to the estimated calendar year enterprise values as a multiple of EBITDA of such selected comparable company peer groups.
The Spring Valley Board viewed NuScale LLC’s enterprise value as a multiple of both Cash Revenue and Cash EBITDA as the most relevant valuation measures on which to evaluate NuScale LLC’s value based on their belief that these multiples are the most prevalent and relevant metrics for the energy transition sector. The results of this analysis (as described above) supported the Spring Valley Board’s determination, based on a number of factors, that the terms of the merger were fair to and in the best interests of Spring Valley and its stockholders.
Spring Valley’s management also estimated and analyzed NuScale LLC’s value using a discounted cash flow analysis (the “DCF”). The DCF is comprised of a discounted terminal value as well as discounted free cash flows to arrive at a present value. A 27.5% discount rate was selected by Spring Valley’s management based on its judgment and experience for a company with this risk profile.
The terminal value exit multiple was based on publicly available information obtained for certain established nuclear companies, including BWX Technologies, Inc., Cameco Corporation and Centrus Energy Corp., which Spring Valley’s management believed were appropriate comparable companies for this analysis. Spring Valley’s management calculated NuScale LLC’s terminal value by applying a range of EBITDA multiples of 14.0x to 16.0x to NuScale LLC’s estimated 2026 EBITDA of $434.1 million. 2026 EBITDA was selected based on NuScale LLC’s expectation that profitability margins would normalize in that year. Spring Valley’s management discounted the terminal value and NuScale LLC’s estimated free cash flows from 2022 to 2026 to complete the valuation exercise.
This DCF analysis resulted in a range of enterprise values for NuScale LLC of between $2,085.6 million and $2,343.3 million, which compared favorably to the enterprise value of $1,886.0 million implied by the aggregate consideration being paid in the Transactions.
Satisfaction of 80% Test
It is a requirement under the Existing Organizational Documents that any business acquired by Spring Valley have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of NuScale LLC generally used to approve the transaction, the Spring Valley Board determined that this requirement was met. The Spring Valley Board determined that the consideration being paid in the Transactions, which amount was negotiated at arms-length, was fair to and in the best interests of Spring

Valley and its shareholders and appropriately reflected NuScale LLC’s value. In reaching this determination, the Spring Valley Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as NuScale LLC’s historical growth rate and its potential for future growth in revenue and profits. The Spring Valley Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of NuScale LLC met this requirement.
Interests of Spring Valley Directors and Executive Officers in the Transactions
When you consider the recommendation of the Spring Valley Board in favor of approval of the Merger Agreement Proposal, you should keep in mind that the Initial Shareholders and certain of Spring Valley’s current officers and directors have interests in such proposal that are different from, or in addition to, those of Spring Valley shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
the fact that our Initial Shareholders have agreed not to redeem any Spring Valley Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination (such as the Transactions);

•
the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 Spring Valley Class B ordinary shares, 5,750,000 of which are currently owned directly or indirectly by the Initial Shareholders, the aggregate value of which is estimated to be approximately $72,234,375, assuming the per share value of the NuScale Corp Class A Common Stock is the same as the $10.05 per share closing price of the Spring Valley Class A ordinary shares on Nasdaq as of January 4, 2022, and these Spring Valley Class B ordinary shares will be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the Sponsor paid $8,900,000 for its Spring Valley Private Placement Warrants, the aggregate value of which is estimated to be approximately $12,015,000, assuming the per warrant value of the NuScale Corp Warrants is the same as the $1.35 per warrant closing price of the Spring Valley Warrants on Nasdaq as of January 4, 2022, and the Spring Valley Private Placement Warrants would be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the affiliates of Spring Valley have agreed to purchase 500,000 shares of NuScale Corp Class A Common Stock at $10.00 per share, for an aggregate purchase price of $5,000,000, in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•
the fact that the Initial Shareholders and certain of Spring Valley’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Spring Valley ordinary shares (other than Public Shares) held by them if Spring Valley fails to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). No consideration was given to the Initial Shareholders or Spring Valley's current officers and directors in exchange for such waiver;

•
the fact that the Registration Rights Agreement will be entered into by the Sponsor, the Sponsor Sub and certain other affiliates of Spring Valley;

•
the continued indemnification of Spring Valley’s existing directors and officers and the continuation of Spring Valley’s directors’ and officers’ liability insurance after the consummation of the Transactions (i.e., a “tail policy”);

•
the fact that the Sponsor and Spring Valley’s officers and directors will lose their entire investment in Spring Valley and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). Accordingly, Spring Valley may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by May 27, 2022 (or November 27, 2022 if extended at the Sponsor's option). As of the record date, the Sponsor and Spring Valley's officers and directors and their affiliates had incurred approximately $     of unpaid reimbursable expenses;

•
the fact that the Sponsor purchased its Spring Valley Class B ordinary shares from Spring Valley at a price of approximately $0.003 per Spring Valley Class B ordinary share, or an aggregate purchase price of $25,000. Given the differential in purchase price that the Sponsor paid for the Spring Valley Class B ordinary shares as compared to the price of the Spring Valley units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Spring Valley public shareholders experience a negative rate of return following the business combination;

•
the fact that if the Trust Account is liquidated, including in the event Spring Valley is unable to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), the Sponsor has agreed to indemnify Spring Valley to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Spring Valley has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spring Valley, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•
the fact that Spring Valley may be entitled to distribute or pay over funds held by Spring Valley outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing.

The Initial Shareholders have, pursuant to the Support Agreement and the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this Proxy Statement/Prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “The Transactions — The Merger Agreement — Related Agreements — Support Agreement” in this Proxy Statement/Prospectus for more information related to the Support Agreement.
At any time at or prior to the Closing, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Merger Agreement Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter (ii) the Domestication Proposal and the Organizational Documents Proposal are approved by the affirmative vote of at least a two-thirds (2/3rds) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) the number of holders of Public Shares electing to redeem their Public Shares is limited and (iv) NuScale Corp’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the Transactions and the PIPE Investment.
If such transactions are effected, the consequence could be to cause the Transactions to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s officers have interests in the Transactions that may conflict with your interests as a shareholder.
Expected Accounting Treatment of the Transactions
The Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Spring Valley as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of NuScale Corp immediately following the Domestication will be the same as those of Spring Valley immediately prior to the Domestication.
The Merger
The Merger is expected to be accounted for as a reverse recapitalization as provided under U.S. GAAP. Under GAAP, Spring Valley is expected to be treated as the “acquired” company. This determination was primarily based on existing NuScale Equityholders comprising a relative majority of the expected voting power of the combined company, NuScale LLC’s operations prior to the acquisition comprising the only ongoing operations of NuScale Corp, NuScale LLC’s senior management comprising a majority of the senior management of NuScale Corp, and NuScale LLC initially designates a majority of the NuScale Corp Board. Accordingly, the financial statements of the combined entity will represent a continuation of the financial statements of NuScale LLC with the Merger being treated as the equivalent of NuScale LLC issuing equity for the net assets of Spring Valley, accompanied by a recapitalization. The net assets of NuScale LLC will be stated at historical cost, with no incremental goodwill or other intangible assets recorded for the effects of the Merger with Spring Valley.
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. On January 21, 2022, NuScale LLC and Spring Valley concluded that Notification and Report Forms were not required to be filed with the Antitrust Division and the FTC in connection with the consummation of the Transactions.
At any time before or after consummation of the Transactions, the parties’ conclusion that Notification and Report Forms were not required to be filed, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Transactions, conditionally approving the Transactions upon divestiture of NuScale Corp’s assets, subjecting the completion of the Transactions to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Spring Valley cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Transactions on antitrust grounds, and, if such a challenge is made, Spring Valley cannot assure you as to its result.
None of Spring Valley or NuScale LLC are aware of any other material regulatory approvals or actions that are required for completion of the Transactions. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE EXTRAORDINARY GENERAL MEETING
General
Spring Valley is furnishing this Proxy Statement/Prospectus to Spring Valley’s shareholders as part of the solicitation of proxies by the Spring Valley Board for use at the extraordinary general meeting of Spring Valley to be held on       , 2022, and at any adjournment thereof. This Proxy Statement/Prospectus is first being furnished to Spring Valley’s shareholders on or about       , 2022 in connection with the vote on the proposals described in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus provides Spring Valley’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.
Date, Time and Place
The extraordinary general meeting will be held at       , Central Time, on      , 2022 at the offices of Kirkland & Ellis LLP located at 609 Main Street, Suite 4700, Houston, TX 77002, and via a virtual meeting at        , unless the extraordinary general meeting is adjourned. In the interest of public health, and due to the impact of COVID-19, we may hold the extraordinary general meeting through a “virtual” or online method.
Purpose of the Spring Valley Extraordinary General Meeting
At the extraordinary general meeting, Spring Valley is asking holders of ordinary shares to consider and vote upon:
•
a proposal to approve and adopt by ordinary resolution under the Cayman Islands Companies Act, the Merger Agreement (a copy of which is attached to this Proxy Statement/Prospectus as Annex A) and to approve the Transactions (we refer to this proposal as the “Merger Agreement Proposal”);

•
a proposal to approve by special resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal is approved and adopted, the change of Spring Valley’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (we refer to this proposal as the “Domestication Proposal”);

•
a proposal to approve by special resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal and the Domestication Proposal are approved and adopted, the approval and adoption of the Proposed Organizational Documents as the certificate of incorporation and bylaws of NuScale Corp from and as of the time of the Domestication (we refer to this proposal as the “Organizational Documents Proposal”);

•
proposals, which are being presented separately in accordance with guidance from the SEC, to approve, on a non-binding advisory basis, by ordinary resolution under the Cayman Islands Companies Act, the following material differences between the Existing Organizational Documents and the Proposed Organizational Documents of NuScale Corp:

•
to increase the authorized share capital from 331,000,000 shares, divided into 300,000,000 Spring Valley Class A ordinary shares, 30,000,000 Spring Valley Class B ordinary shares, and 1,000,000 Spring Valley preferred shares, to authorized capital stock of 511,000,000 shares, consisting of (i) 332,000,000 shares of NuScale Corp Class A Common Stock, (ii) 178,000,000 shares of NuScale Corp Class B Common Stock and (iii) 1,000,000 shares of NuScale Corp Preferred Stock;

•
to provide that the approval of holders of a majority of the outstanding shares of each class of NuScale Corp Common Stock shall be required to amend the Proposed Charter to alter or change the powers, preferences or special rights of such class of NuScale Corp Common Stock in a manner that is disproportionately adverse as compared to the other classes of NuScale Corp Common Stock;

•
to provide for (i) the election of directors by the NuScale Corp Board unless it is a period when the holders of any series of preferred stock of NuScale Corp (“Preferred Stock”) have the right to elect additional directors through the NuScale Corp Board filing a Certificate of Designation establishing shares of NuScale Corp Preferred Stock which may have powers, preferences and rights senior to, junior to, or pari passu with rights of common stock, (ii) the filling of newly-created directorships or any vacancy on the NuScale Corp Board by a majority vote of the remaining directors then in office, even if less than a quorum, and not by the stockholders and (iii) the removal of directors with or without cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;
•
to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims;

•
to provide that each holder of record of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock shall be entitled to one vote per share on all matters which stockholders generally are entitled to vote;

•
to provide that (i) each holder of record of NuScale Corp Class A Common Stock shall be entitled to receive such dividends and other distributions on the NuScale Corp Class A Common Stock as may from time to time be declared by the NuScale Corp Board, subject to the rights, if any, of the holders of any outstanding series of NuScale Corp Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends; and (ii) each holder of record of NuScale Corp Class B Common Stock shall not be entitled to receive dividends and other distributions, other than their respective par values in connection with the dissolution, liquidation, winding up or sales of all or substantially all of NuScale Corp;

•
to eliminate various provisions in Spring Valley’s Existing Organizational Documents applicable only to blank check companies, including the provisions requiring that Spring Valley have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination; and

•
to provide that no transfer of NuScale Corp Class B Common Stock may be made unless the transferor also transfers an equal number of NuScale LLC Class B Units in accordance with the terms and subject to the conditions of the A&R NuScale LLC Agreement.

•
a proposal to approve by ordinary resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved and adopted, for the purposes of complying with the applicable Nasdaq listing rules, (a) the issuance of shares of NuScale Corp Class A Common Stock to PIPE Investors in accordance with the Subscription Agreements and (b) the issuance of shares of NuScale Corp Common Stock (i) pursuant to the terms of the Merger Agreement and (ii) upon the exchange of the NuScale LLC Class B Units pursuant to the Merger and the A&R NuScale LLC Agreement (we refer to this proposal as the “Nasdaq Proposal”);

•
a proposal to approve by ordinary resolution under the Cayman Islands Companies Act of holders of Spring Valley Class B ordinary shares assuming the Merger Agreement Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved and adopted, to approve or deny by an ordinary resolution, under the Cayman Islands Companies Act, assuming are approved and adopted, the election of John L. Hopkins, Alan L. Boeckmann, Alvin C. Collins, III, James T. Hackett, Kent Kresa, Christopher J. Panichi, Kimberly O. Warnica and Christopher Sorrells, in each case, to serve as directors until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal (we refer to this proposal as the “Director Election Proposal”);

•
a proposal to approve by ordinary resolution under the Cayman Islands Companies Act, assuming the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal and the Nasdaq Proposal are approved and adopted, the 2022 Long-Term Incentive Plan, a copy of which is attached to this Proxy Statement/Prospectus as Annex E (we refer to this proposal as the “Long-Term Incentive Plan Proposal”); and

•
a proposal to approve by ordinary resolution under the Cayman Islands Companies Act the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of any of the Condition Precedent Proposals at the extraordinary general meeting (we refer to this proposal as the “Adjournment Proposal”).

Each of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. Each of the Advisory Charter Proposal and the Adjournment Proposal is not conditioned on any other proposal.
Recommendation of the Spring Valley Board
The Spring Valley Board has unanimously determined that the Merger Agreement Proposal is in the best interests of Spring Valley and its shareholders, has unanimously approved the Merger Agreement Proposal, and unanimously recommends that shareholders vote “FOR” the Merger Agreement Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” each Advisory Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Director Election Proposal, “FOR” the Long-Term Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Merger Agreement Proposal  —  Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.
Record Date; Who is Entitled to Vote
Spring Valley shareholders holding shares in “street name” will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Spring Valley ordinary shares at the close of business on       , 2022, which is the “record date” for the Special Meeting. Shareholders will have one vote for each Spring Valley ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. The Spring Valley Warrants do not have voting rights. As of the close of business on the record date, there were 28,750,000 Spring Valley ordinary shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.
Quorum
A quorum of Spring Valley shareholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding Spring Valley ordinary shares entitled to vote at the extraordinary general meeting are represented in person or by proxy at the extraordinary general meeting. As of the record date for the extraordinary general meeting, 14,375,001 Spring Valley ordinary shares would be required to achieve a quorum.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Spring Valley but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Merger Agreement Proposal.

Vote Required for Approval
A majority of the voting power of the issued and outstanding Spring Valley ordinary shares entitled to vote at the Special Meeting must be present, in person or virtually or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting.
Approval of the Merger Agreement Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of each of the principal changes to be made to the Existing Organizational Documents as part of the Advisory Charter Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Nasdaq Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley Class B ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Long-Term Incentive Plan Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Approval of the Adjournment Proposal (if necessary) requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
The Merger is conditioned upon the approval of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal, subject to the terms of the Merger Agreement. The Merger is not conditioned on the Advisory Charter Proposal or the Adjournment Proposal. If the Merger Agreement Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal) will not be presented to the shareholders for a vote. Each of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal and the Long-Term Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Charter Proposal and the Adjournment Proposal are not conditioned on any other proposal.
Voting Your Shares
Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

•
There are two ways to vote your ordinary shares at the extraordinary general meeting:

•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Spring Valley Board “FOR” the Merger Agreement Proposal, “FOR” the Domestication Proposal, “FOR” the Organizational Documents Proposal, “FOR” each Advisory Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Director Election Proposal, “FOR” the Long-Term Incentive Plan Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting. Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•
You can attend the extraordinary general meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Spring Valley can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy
If you are a Spring Valley shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify Spring Valley’s general counsel in writing before the extraordinary general meeting that you have revoked your proxy; or

•
you may attend the extraordinary general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call MacKenzie, our proxy solicitor, by calling toll free (800) 322-2885, or banks and brokers can call collect at (212) 929-5500, or by emailing proxy@mackenziepartners.com.
Redemption Rights
In connection with the proposed Merger, pursuant to the Existing Organizational Documents, a Public Shareholder may request that Spring Valley redeem all or a portion of its Public Shares for cash if the Merger is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i) (a) hold Public Shares or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Spring Valley Public Warrants prior to exercising your redemption rights with respect to the Public Shares;
(ii) submit a written request to Continental, in which you (a) request that Spring Valley redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and
(iii) deliver your Public Shares to Continental physically or electronically through DTC.
Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on       , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
Holders of Units must elect to separate the Units into the underlying Public Shares and Spring Valley Public Warrants prior to exercising redemption rights with respect to the Public Shares. Public holders that hold their Units in an account at a brokerage firm or bank, must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Spring Valley Public Warrants, or if a holder holds Units registered in its own name, the holder must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Merger Agreement Proposal. If the Merger is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Merger is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to Continental, Spring Valley will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Merger. For illustrative purposes, this would have amounted to approximately $10.10 per issued and outstanding Public Share, based on 23,000,000 shares subject to possible redemption as of September 30, 2021. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place prior to the Domestication.
If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Spring Valley ordinary shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.
Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Merger Agreement Proposal at the extraordinary general meeting. If you deliver your shares for redemption to Continental and later decide prior to the extraordinary general meeting not to elect redemption, you may request that our transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Merger Agreement Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the extraordinary general meeting.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The Initial Shareholders have, pursuant to the Support Agreements and the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this Proxy Statement/Prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “The Transactions — The Merger Agreement — Related Agreements — Support Agreement” in the accompanying Proxy Statement/Prospectus for more information related to the Support Agreements.
Holders of Spring Valley Warrants will not have redemption rights with respect to the warrants.
The closing price of the Spring Valley Class A ordinary shares on January 4, 2022 was $10.05 per share. For illustrative purposes, as of September 30, 2021, funds in the Trust Account plus accrued interest thereon totaled approximately $232,316,486, or approximately $10.10 per issued and outstanding Public Share.
Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price.

Spring Valley cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.
Appraisal Rights
Neither our shareholders nor our warrant holders have appraisal rights in connection with the Merger, the Domestication or any of the Transactions under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation Costs
Spring Valley is soliciting proxies on behalf of the Spring Valley Board. This solicitation is being made by mail but also may be made by telephone or in person. Spring Valley and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Spring Valley will bear the cost of the solicitation.
Spring Valley has hired MacKenzie to assist in the proxy solicitation process. Spring Valley will pay that firm a fee of $12,500 plus disbursements, and will reimburse MacKenzie for its reasonable out-of-pocket expenses up to $7,500 and indemnify MacKenzie and its affiliates against certain claims, liabilities, losses, damages and expenses. Such fee will be paid with non-Trust Account funds.
Spring Valley will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Spring Valley will reimburse them for their reasonable expenses.
Spring Valley Initial Shareholders’ Agreements
As of the date of this Proxy Statement/Prospectus, there are 28,750,000 ordinary shares issued and outstanding, which includes an aggregate of 5,750,000 Spring Valley Class B ordinary shares held by the Initial Shareholders. In addition, as of the date of this Proxy Statement/Prospectus, there is outstanding an aggregate of 20,400,000 warrants to acquire ordinary shares, comprised of 8,900,000 Spring Valley Private Placement Warrants held by the Sponsor and 11,500,000 Spring Valley Public Warrants.
At any time at or prior to the Transactions, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Merger Agreement Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Organizational Documents Proposal are approved by the affirmative vote of at least a two-thirds (2/3rds) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) the number of holders of Public Shares electing to redeem their Public Shares is limited and (iv) NuScale Corp’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001 after giving effect to the Transactions and the PIPE Investment.

If such transactions described in the foregoing paragraph are effected, the consequence could be to cause the Transactions to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1 — THE MERGER AGREEMENT PROPOSAL
Holders of Spring Valley ordinary shares are being asked to approve the Merger Agreement and the Transactions contemplated thereby, including the Merger. Spring Valley shareholders should read carefully this Proxy Statement/Prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus. Please see the sections entitled “The Transactions — The Merger Agreement” in this Proxy Statement/Prospectus for additional information regarding the Transactions and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
Spring Valley may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, to adopt that certain Agreement and Plan of Merger, dated as of December 13, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Merger Agreement”), by and among Spring Valley, Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”) and NuScale Power, LLC, an Oregon limited liability company (“NuScale LLC”), a copy of which is attached to this Proxy Statement/Prospectus as Annex A. The Merger Agreement provides for, among other things, the following transactions (collectively, the “Transactions”):
(i) the Domestication (as defined below) and, in connection with the Domestication,
(A) Spring Valley’s name will be changed to “NuScale Power Corporation” (“NuScale Corp”),
(B) each outstanding Class A ordinary share, par value $0.0001 (each, a “Spring Valley Class A ordinary share”), of Spring Valley will become one share of Class A common stock of NuScale Corp (the “NuScale Corp Class A Common Stock”),
(C) each outstanding Class B ordinary share, par value $0.0001 (each, a “Spring Valley Class B ordinary share”), of Spring Valley will convert into one Spring Valley Class A ordinary share immediately prior to the Domestication, which will then automatically convert by operation of law into one share of NuScale Corp Class A Common Stock as a result of the Domestication,
(D) each outstanding warrant to purchase one Spring Valley Class A ordinary share will convert into a warrant to purchase one share of NuScale Corp Class A Common Stock and
(E) NuScale Corp will file its initial certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication;
(ii) Merger Sub will merge with and into NuScale LLC, with NuScale LLC as the surviving entity in the merger (the “Merger”);
(iii) at the Effective Time, the Existing NuScale LLCA will be amended and restated with each preferred unit of NuScale LLC issued and outstanding immediately prior to the Effective Time being re-classified into common units and immediately after such re-classification, each common unit issued and outstanding immediately prior to the Effective Time (including those resulting from the preceding re-classification) will be re-classified into a fraction of a NuScale LLC Class B Unit equal to the Exchange Ratio;
(iv) NuScale Corp will issue to each NuScale Equityholder one share of NuScale Corp Class B Common Stock for each NuScale LLC Class B Unit held by such NuScale Equityholder;
(v) Each option to purchase a NuScale LLC Unit (a “NuScale Option”) will be converted into an economically equivalent number of options to purchase shares of NuScale Corp Class A Common

Stock based on the Exchange Ratio with the same aggregate exercise price, terms and conditions (including vesting and exercisability terms) as were applicable to the NuScale Option immediately prior to the Effective Time; and
(vi) Spring Valley will contribute, without duplication, an amount equal to (A) the amount of cash in the Trust Account (the “Trust Account”) established by Spring Valley with the proceeds from its initial public offering as of immediately prior to the Closing (and before, for the avoidance of doubt, giving effect to the exercise of redemption rights by any Spring Valley shareholders (the “Spring Valley Share Redemptions”)), plus (B) all other cash and cash equivalents of Spring Valley, minus (C) the aggregate amount of cash proceeds that will be required to satisfy the Spring Valley Share Redemptions, plus (D) the aggregate cash proceeds actually received in respect of the PIPE Investment (as defined below), and (E) minus any Transaction Expenses in excess of $43,000,000 in the aggregate.”
Interests of Spring Valley Directors and Officers in the Transactions
When you consider the recommendation of the Spring Valley Board in favor of approval of the Merger Agreement Proposal, you should keep in mind that the Initial Shareholders and certain of Spring Valley’s current officers and directors have interests in such proposal that are different from, or in addition to, those of Spring Valley shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
the fact that our Initial Shareholders have agreed not to redeem any Spring Valley Class A ordinary shares held by them in connection with a shareholder vote to approve a proposed initial business combination (such as the Transactions);

•
the fact that the Sponsor paid an aggregate of $25,000 for 7,187,500 Spring Valley Class B ordinary shares, 5,750,000 of which are currently owned directly or indirectly by the Initial Shareholders, the aggregate value of which is estimated to be approximately $72,234,375, assuming the per share value of the NuScale Corp Class A Common Stock is the same as the $10.05 per share closing price of the Spring Valley Class A ordinary shares on Nasdaq as of January 4, 2022, and these Spring Valley Class B ordinary shares will be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the Sponsor paid $8,900,000 for its Spring Valley Private Placement Warrants, the aggregate value of which is estimated to be approximately $12,015,000, assuming the per warrant value of the NuScale Corp Warrants is the same as the $1.35 per warrant closing price of the Spring Valley Warrants on Nasdaq as of January 4, 2022, and the Spring Valley Private Placement Warrants would be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option);

•
the fact that the affiliates of Spring Valley have agreed to purchase 500,000 shares of NuScale Corp Class A Common Stock at $10.00 per share, for an aggregate purchase price of $5,000,000, in the PIPE Investment on the same terms and conditions as the other PIPE Investors;

•
the fact that the Initial Shareholders and certain of Spring Valley’s current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Spring Valley ordinary shares (other than Public Shares) held by them if Spring Valley fails to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). No consideration was given to the Initial Shareholders or Spring Valley’s current officers and directors in exchange for such waiver;

•
the fact that the Registration Rights Agreement will be entered into by the Sponsor, the Sponsor Sub and certain other affiliates of Spring Valley;

•
the continued indemnification of Spring Valley’s existing directors and officers and the continuation of Spring Valley’s directors’ and officers’ liability insurance after the consummation of the Transactions (i.e., a “tail policy”);

•
the fact that the Sponsor and Spring Valley’s officers and directors will lose their entire investment in Spring Valley and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). Accordingly, Spring Valley may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). As of the record date, the Sponsor and Spring Valley’s officers and directors and their affiliates had incurred approximately $    of unpaid reimbursable expenses;
•
the fact that the Sponsor purchased its Spring Valley Class B ordinary shares from Spring Valley at a price of approximately $0.003 per Spring Valley Class B ordinary share, or an aggregate purchase price of $25,000. Given the differential in purchase price that the Sponsor paid for the Spring Valley Class B ordinary shares as compared to the price of the Spring Valley units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Spring Valley public shareholders experience a negative rate of return following the business combination;

•
the fact that if the Trust Account is liquidated, including in the event Spring Valley is unable to complete an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), the Sponsor has agreed to indemnify Spring Valley to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Spring Valley has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Spring Valley, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account; and

•
the fact that Spring Valley may be entitled to distribute or pay over funds held by Spring Valley outside the Trust Account to the Sponsor or any of its Affiliates prior to the Closing.

The Initial Shareholders have, pursuant to the Support Agreements and the Sponsor Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the extraordinary general meeting. As of the date of this Proxy Statement/Prospectus, the Initial Shareholders own 20.0% of the issued and outstanding ordinary shares. See “The Transactions — Related Agreements —  Support Agreement” in the accompanying Proxy Statement/Prospectus for more information related to the Support Agreements.
At any time at or prior to the Transactions, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Initial Shareholders, NuScale LLC and/or their directors, officers, advisors or respective affiliates who have agreed to vote in favor of this transaction purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Merger Agreement Proposal, the Advisory Charter Proposal, the Nasdaq Proposal, the Long-Term Incentive Plan Proposal and the Adjournment Proposal are approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (ii) the Domestication Proposal and the Organizational Documents Proposal are approved by the affirmative vote of at least a two-thirds (2/3rds) majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter, (iii) the number of holders of Public Shares electing to redeem their Public Shares is limited and (iv) NuScale Corp’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) are at least $5,000,001 after giving effect to the Transactions and the PIPE Investment.
If such transactions described in the foregoing paragraph are effected, the consequence could be to cause the Transactions to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s officers have interests in the Transactions that may conflict with your interests as a shareholder.
Vote Required for Approval
This Merger Agreement Proposal (and consequently, the Transactions, including the Merger) requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of the majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting.
Failure to submit a proxy or to vote in person or virtually at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Merger Agreement Proposal.
The Merger is conditioned upon the approval of the Merger Agreement Proposal, subject to the terms of the Merger Agreement. If the Merger Agreement Proposal is not approved, the other Shareholder Proposals (except the Adjournment Proposal, as described below) will not be presented to the shareholders for a vote.
The Sponsor Sub and Spring Valley’s directors and officers have agreed to vote the Spring Valley Founder Shares and any Spring Valley Class A ordinary shares owned by them in favor of the Merger Agreement Proposal. See “The Transactions — The Merger Agreement — Related Agreements — Support Agreement” for more information.
Recommendation of the Spring Valley Board of Directors
SPRING VALLEY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL
Overview
As discussed in this Proxy Statement/Prospectus, if the Merger Agreement Proposal is approved, then Spring Valley is asking its shareholders to approve the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Merger. If, however, the Domestication Proposal is approved, but the Merger Agreement Proposal is not approved, then neither the Domestication nor the Merger will be consummated.
As a condition to closing the Merger, the Spring Valley Board has unanimously approved, and Spring Valley shareholders are being asked to consider and vote upon a proposal to approve a change of Spring Valley’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Spring Valley will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file the Proposed Charter and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Spring Valley will be domesticated and continue as a Delaware corporation.
In connection with the Domestication, (i) Spring Valley’s name will be changed to “ NuScale Power Corporation,” (ii) each outstanding Spring Valley Class A ordinary share will become one share of NuScale Corp Class A Common Stock, (iii) each outstanding warrant to purchase one Spring Valley Class A ordinary share will become a warrant to purchase one share of NuScale Corp Class A Common Stock and (iv) NuScale Corp will file its certificate of incorporation and adopt bylaws to serve as its governing documents in connection with the Domestication.
The Domestication Proposal, if approved, will approve a change of Spring Valley’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware and amend and restate the Existing Organizational Documents with the Proposed Organizational Documents. Accordingly, while Spring Valley is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, Spring Valley will be governed by the DGCL and the Proposed Organizational Documents. We encourage shareholders to carefully consult the information set out below under “— Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Spring Valley will also ask its shareholders to approve the Organizational Documents Proposal (discussed below), which, if approved, will replace the Existing Organizational Documents with the Proposed Organizational Documents, which will be a new certificate of incorporation and bylaws of NuScale Corp under the DGCL. The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set out below under “Proposal No. 3 — The Organizational Documents Proposal,” the Existing Organizational Documents of Spring Valley, attached hereto as Annex B and the Proposed Organizational Documents of NuScale Corp, attached hereto as Annex C and Annex D.
Reasons for the Domestication
The Spring Valley Board believes that there are significant advantages to Spring Valley that will arise as a result of a change of domicile to Delaware. Further, the Spring Valley Board believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The Spring Valley Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Spring Valley and its shareholders, including:
•
Prominence, Predictability, and Flexibility of Delaware Law.   For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and over 67% of all Fortune 500 companies are incorporated in Delaware.
•
Well-Established Principles of Corporate Governance.   There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Spring Valley, the Spring Valley Board and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Spring Valley’s shareholders from possible abuses by directors and officers.

•
Increased Ability to Attract and Retain Qualified Directors.   Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and shareholders alike. Spring Valley’s incorporation in Delaware may make Spring Valley more attractive to future candidates for the Spring Valley Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Spring Valley Board therefore believes that providing the benefits afforded directors by Delaware law will enable NuScale Corp, following completion of the Transactions, to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our shareholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for the Amendments
Perpetual Existence
The Spring Valley Board believes that making Spring Valley’s corporate existence perpetual is desirable to reflect the Transactions. Additionally, perpetual existence is the usual period of existence for public corporations, and the Spring Valley Board believes that it is the most appropriate period for Spring Valley upon the Domestication and NuScale Corp following the Transactions.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Transactions. For example, the Proposed

Charter does not include the requirement to dissolve Spring Valley and allows it to continue as a corporate entity with perpetual existence following consummation of the Transactions. Perpetual existence is the usual period of existence for public corporations, and the Spring Valley Board believes it is the most appropriate period for Spring Valley following the Domestication and NuScale Corp following the Transactions. In addition, certain other provisions in our Existing Organizational Documents require that proceeds from Spring Valley’s Initial Public Offering be held in the Trust Account until a business combination or liquidation of Spring Valley has occurred. These provisions cease to apply once the Transactions are consummated and are therefore not included in the Proposed Charter.
Anticipated Accounting Treatment of the Domestication
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Spring Valley as a result of Domestication. The business, capitalization, assets and liabilities and financial statements of Spring Valley immediately following the Domestication will be the same as those of Spring Valley immediately prior to the Domestication.
Comparison of Corporate Governance and Shareholder Rights
Spring Valley is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Organizational Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of NuScale Corp, your rights will differ in some regards as compared to when you were a shareholder of Spring Valley.
Since the Existing Organizational Documents will, if approved, ultimately be replaced by the Proposed Organizational Documents at Closing, the chart below is a summary outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Spring Valley and NuScale Corp according to applicable law and/or the organizational documents of Spring Valley and NuScale Corp. You also should review the Proposed Charter and the Proposed Bylaws of NuScale Corp attached to this Proxy Statement/Prospectus as Annex C and Annex D, respectively, as well as the Delaware corporate law, including the DGCL, and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Spring Valley and NuScale Corp.
	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	Cayman Islands Companies Act
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of all outstanding shares.
Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.
Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining

	Delaware	Cayman Islands

shareholders and thereby become the sole shareholder.
A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under the Cayman Islands Companies Act and the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting present in person or represented by proxy unless otherwise set in the constitutional documents, but cannot be less than one third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken by written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a “proper purpose” during the usual hours for business, as limited by Section 220 of the DGCL.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Domestication Proposal).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be eliminated except with regard to their own fraud or willful default.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the charter otherwise provides, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against that director’s removal would be sufficient to elect that director if	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

	Delaware	Cayman Islands
then cumulatively voted at an election of the entire board.
Number of Directors	The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, that the Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of Spring Valley Acquisition Corp. and be registered by way of continuation as a corporation in the State of Delaware, and conditional upon, and with effect from, the registration of the Company in the State of Delaware as a corporation with the laws of the State of Delaware, the name of the Company be changed to “NuScale Power Corporation.”
Vote Required for Approval
If the Merger Agreement Proposal is not approved, the Domestication Proposal will not be presented at the Special Meeting. The approval of the Domestication Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting.
The Merger is conditioned upon the approval of the Domestication Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Domestication Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Domestication Proposal will not be effected.
Recommendation of the Spring Valley Board of Directors
SPRING VALLEY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE DOMESTICATION PROPOSAL.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE ORGANIZATIONAL DOCUMENTS PROPOSAL
Overview
As discussed in this Proxy Statement/Prospectus, if the Merger Agreement Proposal and the Domestication Proposal are approved, then Spring Valley is asking its shareholders to approve the Organizational Documents Proposal. Under the Merger Agreement, the approval of the Organizational Documents Proposal is also a condition to the consummation of the Merger. If, however, the Organizational Documents Proposal is approved but either the Merger Agreement Proposal or the Domestication Proposal is not approved, then neither the Merger nor the Domestication will be consummated.
If each of the other Condition Precedent Proposals and the Organizational Documents Proposal are each approved and the Transactions is to be consummated, then the Proposed Charter and the Proposed Bylaws will be substantially in the form set forth on Annex C and Annex D, respectively, and each of the matters contemplated by the Advisory Charter Proposal will be included in the Proposed Charter adopted by NuScale Corp. The approval or lack thereof of any of the Advisory Charter Proposal subproposals will not affect the effectiveness of the Organizational Documents Proposal if approved by Spring Valley’s shareholders.
All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.
Reasons for the Organizational Documents Proposal
Each of the Proposed Charter and the Proposed Bylaws was negotiated as part of the Transactions. The Spring Valley Board’s specific reasons for each of the Advisory Charter Proposal subproposals (each of which are included in the Proposed Charter) are set forth in the section titled “Proposal No. 4 — The Advisory Charter Proposal.”
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as a special resolution, that the certificate of incorporation and bylaws of NuScale Corp (annexed to the Proxy Statement/Prospectus as Annex C and Annex D), be approved as the certificate of incorporation and bylaws, respectively, of NuScale Corp, effective upon the effectiveness of the Domestication.”
Vote Required for Approval
If the Merger Agreement Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposal will not be presented at the Special Meeting. The approval of the Organizational Documents Proposal requires a special resolution under the Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the special meeting.
Recommendation of the Spring Valley Board of Directors
SPRING VALLEY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ADVISORY CHARTER PROPOSAL
As required by SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions, Spring Valley is requesting that our stockholders vote upon, on a non-binding advisory basis, the Advisory Charter Proposal sub proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law or Cayman Islands law separate and apart from the Organizational Documents Proposal. However, the shareholder vote regarding each of the Advisory Charter Proposal is an advisory vote, and is not binding on the Company or the Spring Valley Board (separate and apart from the approval of the Organizational Documents Proposal). Furthermore, the Merger is not conditioned on the separate approval of the Advisory Charter Proposal (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposal, Spring Valley intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Organizational Documents Proposal).
The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this Proxy Statement/Prospectus as Annex C and Annex D.
	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Proposal 4A)	Our Existing Organizational Documents authorized 331,000,000 shares, consisting of 300,000,000 Spring Valley Class A ordinary shares, par value $0.0001 per share, 30,000,000 Spring Valley Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share.	The Proposed Organizational Documents authorize 511,000,000 shares, consisting of (i) 510,000,000 shares of NuScale Corp Common Stock, divided into (a) 332,000,000 shares of NuScale Corp Class A Common Stock, par value $0.0001 per share, and (b) 178,000,000 shares of NuScale Class B Common Stock, par value $0.0001 per share, and (ii) 1,000,000 shares of NuScale Corp Preferred Stock, par value $0.0001 per share.
Amendments (Proposal 4B)	Our Existing Organizational Documents provide that the provisions of the Existing Organizational Documents may be amended to change Spring Valley’s name; alter or add to the articles of association; alter or add to the memorandum with respect to any objects, powers or other matters specified therein; and reduce Spring Valley’s share capital or any capital redemption reserve fund.	The Proposed Organizational Documents would provide that the Proposed Charter may be amended by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class; provided, that (i) holders of shares of each class of common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or

	Existing Organizational Documents	Proposed Organizational Documents
under DGCL; and (ii) certain amendments would require the affirmative vote of the holders of sixty-six and two-thirds percent (66 and 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class, at a meeting of the stockholders called for that purpose.
Director Election, Vacancies and Removal (Proposal 4C)	Our Existing Organizational Documents provide that, prior to the closing of a business combination, holders of the Spring Valley Class B ordinary shares have the exclusive right to elect any director, whereas holders of Spring Valley Class A ordinary shares have no right to vote on the election of any director. After the closing of a business combination, directors may be elected by ordinary resolution of Spring Valley. Our Existing Organizational Documents provide that newly-created directorships or any vacancy on the Spring Valley Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Prior to the closing of a business combination, holders of the Spring Valley Class B ordinary shares have the right to remove any director. All of the other directors (being not less than two) can also remove another director by unanimous resolution. However, holders of Spring Valley Class A ordinary shares have no right to vote on the removal of any director. Following the closing of a business combination, Spring Valley may remove any director by ordinary resolution.	The Proposed Organizational Documents provide that the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, voting together as a single class. Our Proposed Charter provides that newly-created directorships or any vacancy on the NuScale Corp Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum. Our Proposed Organizational Documents provide that any or all of the directors (other than the directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed from office at any time, but only for cause by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of NuScale Corp capital stock entitled to vote generally in the election of directors, voting together as a single class.

	Existing Organizational Documents	Proposed Organizational Documents
Forum Selection (Proposal 4D)	Our Existing Organizational Documents do not contain an exclusive forum provision.	The Proposed Charter provides that the Delaware Court of Chancery, or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, will be the exclusive forum for certain actions and claims.
Voting Rights (Proposal 4E)	Our Existing Organizational Documents provide that each holder of record of Spring Valley Class A ordinary shares, Spring Valley Class B ordinary shares and preference shares shall be entitled to one vote per share on all matters which shareholders are entitled to vote.	The Proposed Charter provides that each holder of record of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock shall be entitled to one vote for each share of common stock on all matters which stockholders generally are entitled to vote; provided, that such holders are not entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or DGCL.
Dividends and Distributions (Proposal 4F)	Our Existing Organizational Documents provide that all dividends and other distributions shall be paid according to the par value of the shares held by each shareholder.	The Proposed Organizational Documents provide that (i) each holder of record of NuScale Corp Class A Common Stock shall be entitled to receive such dividends and other distributions on the NuScale Corp Class A Common Stock as may from time to time be declared by the NuScale Corp Board, subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends; and (ii) each holder of record of NuScale Corp Class B Common Stock shall not be entitled to receive dividends and other distributions, other than their respective par values in connection with the dissolution, liquidation, winding up or sales

	Existing Organizational Documents	Proposed Organizational Documents
of all or substantially all of NuScale Corp.
Removal of Blank Check Company Provisions (Proposal 4G)	Our Existing Organizational Documents contain various provisions applicable only to blank check companies.	The Proposed Organizational Documents will not include these provisions applicable only to blank check companies, including the provisions requiring that Spring Valley have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.
Restrictions on Transfer (Proposal 4H)		The Proposed Organizational Documents provide that no transfer of NuScale Corp Class B Common Stock may be made unless the transferor also transfers an equal number of NuScale LLC Class B Units in accordance with the terms and subject to the conditions of the A&R NuScale LLC Agreement.
Reasons for the Advisory Charter Proposal Subproposals
(i)   Authorized Shares (Proposal 4A)
Our Existing Organizational Documents authorized 331,000,000 shares, consisting of 300,000,000 Spring Valley Class A ordinary shares, par value $0.0001 per share, 30,000,000 Spring Valley Class B ordinary shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share. Proposal 4A increases the authorized number of shares because the Spring Valley Board believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Transactions and the other transactions contemplated in this Proxy Statement/Prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans. The Spring Valley Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.
(ii)   Amendments to the Organizational Documents (Proposal 4B)
The Existing Organizational Documents provide that certain amendments may only be made pursuant to a special resolution under the Cayman Islands Companies Act, which would require the affirmative vote of the holders of at least two-thirds (2/3rds) of the Spring Valley ordinary shares who, being present and entitled to vote on the amendment, vote on such amendment, or unanimous written resolution, including amendments to (i) change Spring Valley’s name, (ii) alter or add to the articles of association, (iii) alter or add to the memorandum of association with respect to any objects, powers or other matters specified therein, and (iv) reduce Spring Valley’s share capital or any capital redemption reserve fund. The Proposed Organizational Documents allow for amendments by the affirmative vote of holders of at least a majority of the total voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, that (i) holders of shares of each class of common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or under DGCL; and (ii) certain amendments will require the affirmative vote of the holders of sixty-six and two-thirds percent (66 and 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class, at a meeting of the stockholders called for that purpose. As set forth by the Proposed Organizational Documents, such votes are required to amend provisions that relate to (i) director vacancies, (ii) removal of directors; requirements for an action by written consent; (iii) meetings of stockholders; (iv) liability of directors; (v) requirements for amending the bylaws contemplated by the Organizational Documents; (vi) forum for adjudication of disputes; and (vii) corporate opportunity. The Spring Valley Board believes that the vote thresholds contemplated by Proposal 4B are more appropriate for a public operating company with sponsor investors.
(iii)   Director Election, Director Vacancies and Removal (Proposal 4C)
At present, our Existing Organizational Documents provide that, prior to the closing of a business combination, holders of the Spring Valley Class B ordinary shares have the exclusive right to elect any director, whereas holders of Spring Valley Class A ordinary shares have no right to vote on the election of any director, and, following the closing of a business combination, directors may be elected by ordinary resolution of Spring Valley. Our Existing Organizational Documents also provide that newly-created directorships or any vacancy on the Spring Valley Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Our Existing Organizational Documents further provide that, prior to the closing of a business combination, holders of the Spring Valley Class B ordinary shares have the right to remove any director. Additionally, all of the other directors (being not less than two) can remove a director by unanimous resolution. However, holders of Spring Valley Class A ordinary shares have no right to vote on the removal of any director. Following the closing of a business combination, Spring Valley may remove any director by ordinary resolution. Proposal 4C provides that the Proposed Organizational Documents will permit for the election of directors by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, voting together as a single class. Proposal 4C also provides that newly-created directorships or any vacancy on the NuScale Corp Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum. With respect to removal of directors, Proposal 4C provides that any or all of the directors (other than the directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed from office at any time, but only for cause by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of NuScale Corp capital stock entitled to vote generally in the election of directors, voting together as a single class.
(iv)   Forum Selection (Proposal 4D)
Our Existing Organizational Documents do not contain an exclusive forum provision. Proposal 4D provides that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims. This amendment is intended to assist Spring Valley in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that Spring Valley intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and Spring Valley with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make Spring Valley’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that Spring Valley should retain the ability to consent to an alternative forum on a case-by-case basis where Spring Valley determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.
(v)   Voting Rights (Proposal 4E)
Our Existing Organizational Documents provide that each holder of record of Spring Valley Class A ordinary shares, Spring Valley Class B ordinary shares and preference shares shall be entitled to one vote per share on all matters which such shareholders are entitled to vote. Proposal 4E provides that each holder of record of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock shall be entitled to one vote for each share of common stock on all matters which stockholders generally are entitled to vote; provided, that such holders are not entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or DGCL.
(vi)   Dividends and Distributions (Proposal 4F)
Our Existing Organizational Documents provide that all dividends and other distributions shall be paid according to the par value of the shares held by each shareholder. Proposal 4F provides that (i) each holder of record of NuScale Corp Class A Common Stock shall be entitled to receive such dividends and other distributions on the NuScale Corp Class A Common Stock as may from time to time be declared by the NuScale Corp Board, subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends; and (ii) each holder of record of NuScale Corp Class B Common Stock shall not be entitled to receive dividends and other distributions, other than their respective par values in connection with the dissolution, liquidation, winding up or sales of all or substantially all of NuScale Corp.
(vii)   Removal of Blank Check Company Provisions (Proposal 4G)
Our Existing Organizational Documents contain various provisions applicable only to blank check companies. Proposal 4G eliminates certain provisions related to our status as a blank check company, including the provisions requiring that Spring Valley have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination, which is desirable because these provisions will serve no purpose following the Transactions. For example, these proposed amendments remove the requirement to dissolve Spring Valley and allow it to continue as a corporate entity with perpetual existence following consummation of the Transactions. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for Spring Valley following the Transactions. In addition, certain other provisions in our Existing Organizational Documents require that proceeds from Spring Valley’s Initial Public Offering be held in the Trust Account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Transaction is consummated.
(viii)   Restrictions on Transfer (Proposal 4H)
Our Existing Organizational Documents do not have any explicit restrictions on the transfer of Spring Valley Class A ordinary shares. The Proposed Organizational Documents provide that no transfer of NuScale Corp Class B Common Stock may be made unless the transferor also transfers an equal number of NuScale LLC Class B Units in accordance with the terms and subject to the conditions of the A&R NuScale LLC Agreement. The A&R NuScale LLC Agreement, in turn, limits transfers of NuScale LLC Class B Units to affiliates of the transferor, permits the NuScale Corp Board to forbid transfers that create a material risk that NuScale LLC would be treated as a publicly traded partnership and imposes certain other restrictions on the transfer of NuScale LLC Class B Units. We believe that these provisions are appropriate in order to maintain the UP-C structure.

Anti-Takeover Effects of the Proposed Organizational Documents and Certain Provisions of Delaware Law
The Proposed Organizational Documents will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Spring Valley Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of the Spring Valley Board to maximize shareholder value in connection with any unsolicited offer to acquire Spring Valley. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Spring Valley by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders. See “Description of NuScale Corp’s Capital Stock — Anti-Takeover Effects of Provisions of Delaware Law and our Proposed Charter and Proposed Bylaws” for more information.
Vote Required for Approval
The approval of each of the Advisory Charter Proposal subproposals, each of which is a non-binding advisory vote, requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the Spring Valley ordinary shares who, being present and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will not count as a vote cast at the Special Meeting. As discussed above, the Advisory Charter Proposal subproposals are advisory votes and therefore are not binding on Spring Valley or the Spring Valley Board. Furthermore, the Merger is not conditioned on the separate approval of the Advisory Charter Proposal (separate and apart from approval of the Organizational Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposal, Spring Valley intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Organizational Documents Proposal).
Resolutions
The full text of the resolutions to be proposed are as follows:
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to increase the authorized share capital from 331,000,000 shares divided into 300,000,000 Class A ordinary shares, par value $0.0001 per share, 30,000,000 Class B ordinary shares, par value $0.0001 per share, and 1,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 511,000,000 shares, consisting of (i) 332,000,000 shares of Class A common stock, par value $0.0001 per share, (ii) 178,000,000 shares of Class B common stock, par value $0.0001 per share and (iii) 1,000,000 shares of preferred stock.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to provide that the Proposed Charter may be amended by the affirmative vote of holders of at least a majority of the total voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, except that, to the fullest extent permitted by law and subject to the terms of the Proposed Charter holders of shares of each class of common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or under the DGCL; and that amendments to the following provisions shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66 and 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of Directors, voting together as a single class, at a meeting of the stockholders called for that purpose:
(a)   Section 5.2 of the Proposed Charter, which relates to the filling of vacancies on the NuScale Corp Board and newly-created directorships;
(b)   Section 5.3 of the Proposed Charter, which relates to the removal of directors;
(c)   Section 6.1 of the Proposed Charter, which relates to the requirements for an action by written consent;

(d)   Section 6.2 of the Proposed Charter, which relates to meetings of stockholders;
(e)   Article VII of the Proposed Charter, which relates to the liability of directors;
(f)   Section 8.2 of the Proposed Charter, which relates to the amendment of bylaws;
(g)   Article IX of the Proposed Charter, which relates to the forum for adjudication of disputes; and
(f)   Article XI of the Proposed Charter, which expressly limits the applicability of the doctrine of corporate opportunity or any other analogous doctrine.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to provide for (i) the election of directors by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors, (ii) the filling of newly-created directorships or any vacancy on the NuScale Corp Board by a majority vote of the remaining directors then in office, even if less than a quorum and (iii) the removal of directors only for cause and only upon the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to provide that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware, shall be the exclusive forum for certain actions and claims.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to provide that each holder of record of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock shall be entitled to one vote for each share of NuScale Corp Common Stock on all matters which stockholders generally are entitled to vote; provided, that such holders are not entitled to vote on any amendment to the Proposed Charter that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Charter or under the DGCL.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to provide that (i) each holder of record of NuScale Corp Class A Common Stock shall be entitled to receive such dividends and other distributions on the NuScale Corp Class A Common Stock as may from time to time be declared by the NuScale Corp Board, subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends; and (ii) each holder of record of NuScale Corp Class B Common Stock shall not be entitled to receive dividends and other distributions, other than their respective par values in connection with the dissolution, liquidation or winding up the affairs of the Corporation.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis, to eliminate various provisions in the Existing Organizational Documents (as defined in the Proxy Statement/Prospectus) applicable only to blank check companies, including the provisions requiring that Spring Valley have net tangible assets of at least $5,000,001 immediately prior to, or upon such consummation of, a business combination.”
“RESOLVED, as an ordinary resolution, that, on a non-binding advisory basis that holders of NuScale Corp Class B Common Stock shall be restricted from transferring their shares of NuScale Corp Class B Common Stock unless such holder also transfers an equal number of NuScale LLC Class B Units in accordance with the A&R NuScale LLC Agreement.”
Recommendation of the Spring Valley Board of Directors
SPRING VALLEY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” EACH ADVISORY CHARTER PROPOSAL.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE NASDAQ PROPOSAL
Overview
As discussed in this Proxy Statement/Prospectus, if the Merger Agreement Proposal, the Domestication Proposal and the Organizational Documents Proposal are approved, then Spring Valley is asking its shareholders consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of the Nasdaq Stock Exchange Listing Rules (each, a “Nasdaq Listing Rule”) 5635(a), (b) and (d), the issuance of shares of NuScale Corp Class A Common Stock in connection with the Transactions and the PIPE Investment, to the extent such issuance would require a shareholder vote under Nasdaq Listing Rule 5635(a), (b) or (d).
Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635
Under Nasdaq Listing Rule 5635(a)(1), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Transactions are completed pursuant to the Merger Agreement, Spring Valley currently expects to issue an estimated 227,579,230 shares of NuScale Corp Common Stock (assuming that none of Spring Valley’s outstanding Public Shares are redeemed) in connection with the Transactions and the PIPE Investment. For further details, see “The Transactions — Conversion; Consideration to NuScale Equityholders in the Transactions” and “The Transactions — The Merger Agreement.”
Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, shareholder approval is required if any director, officer or substantial shareholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor currently beneficially owns greater than 5% of Spring Valley’s ordinary shares, the Sponsor is considered a substantial shareholder of Spring Valley under Nasdaq Listing Rule 5635(e)(3). In connection with the PIPE Investment, Pearl Energy Investment Management, LLC (“Pearl”) (which the Sponsor is an affiliate of, as described below in “Information About Spring Valley”) is expected to be issued 500,000 shares of NuScale Corp Class A Common Stock. Since William Quinn has voting and investment discretion with respect to the securities held by the Sponsor Sub and the Sponsor, the two entities may be deemed to be under common control, and therefore approval of such issuance may be required under Nasdaq Listing Rule 5635(e)(3).
In the event that this proposal is not approved by Spring Valley shareholders, the Merger cannot be consummated. In the event that this proposal is approved by Spring Valley shareholders, but the Merger Agreement is terminated (without the Merger being consummated) prior to the issuance of shares of NuScale Corp Common Stock pursuant to the Merger Agreement, NuScale Corp will not issue such shares of NuScale Corp Common Stock.

Vote Required for Approval
The approval of the Nasdaq Proposal requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of shares of NuScale Corp Common Stock be approved.”
Recommendation of the Spring Valley Board of Directors
THE SPRING VALLEY BOARD UNANIMOUSLY RECOMMENDS THAT SPRING VALLEY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL
Overview
The Spring Valley Board currently consists of five directors, each of whom shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.
Each person nominated for election has agreed to serve, if elected, as Spring Valley’s directors until the next Spring Valley annual meeting and until their respective successors are duly elected or appointed and qualified, subject to his or her earlier resignation or removal or death. Spring Valley has no reason to believe that any nominee will be unable to serve.
At the Special Meeting, Spring Valley is proposing the appointment of eight (8) directors to take office immediately following the Closing and to constitute the members of the NuScale Corp Board upon consummation of the Transactions. The NuScale Corp Board will be of a single class, with each director to serve until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation or removal. The nominees for appointment to the NuScale Corp Board are listed below. Information regarding each nominee is set forth in the section titled “Management of NuScale Prior to and Following the Transactions.” The appointment of these directors is contingent upon the closing of the Transactions.
Following consummation of the Transactions, the election of directors to the NuScale Corp Board will be governed by its governing documents and the laws of the State of Delaware.
Because the Spring Valley Board is currently classified and the Spring Valley directors currently serving in the first class, second class and third class have terms that extend beyond the Special Meeting, all Spring Valley directors will tender their contingent resignations from their current terms immediately prior to the Closing, conditioned upon the closing of the Transactions.
Nominees for Directors
Name	Position
James T. Hackett	Director (Chairman)
John L. Hopkins	Director
Alan L. Boeckmann	Director
Alvin C. Collins, III	Director
Kent Kresa	Director
Christopher J. Panichi	Director
Kimberly O. Warnica	Director
Christopher Sorrells	Director
Spring Valley has determined that each of these director nominees possesses the requisite communication skills, personal integrity, business judgment, ability to make independent analytical inquiries, and willingness to devote adequate time and effort necessary to serve as an effective member of the Spring Valley Board. Other specific experiences, qualifications, attributes or skills of nominees that contributed to Spring Valley’s conclusion that the nominees should serve as directors are noted above.
Vote Required for Approval
If the other Condition Precedent Proposals are not approved, the Director Election Proposal will not be presented at the Special Meeting. The approval of the appointment of each director nominee pursuant to the Director Election Proposal requires an ordinary resolution, being the affirmative vote of at least a majority of the votes cast by the holders of the issued Spring Valley Class B ordinary shares present in person or represented by proxy at the extraordinary general meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal. In case any of the nominees becomes unavailable for appointment to the NuScale Corp Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.
The Sponsor Sub and Spring Valley’s current directors and officers have agreed to vote their Spring Valley Founder Shares and any Spring Valley Class A ordinary shares owned by them in favor of the Director Election Proposal. See “The Transactions — Related Agreements — Sponsor Letter Agreement” for more information.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution of the holders of Spring Valley Class B ordinary shares, that the appointment of each of James T. Hackett, John L. Hopkins, Alan L. Boeckmann, Alvin C. Collins, III, Kent Kresa, Christopher J. Panichi, Kimberly O. Warnica and Christopher Sorrells to the Spring Valley Board be approved.”
Recommendation of the Spring Valley Board of Directors
THE SPRING VALLEY BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTORS: JAMES T. HACKETT, JOHN L. HOPKINS, ALAN L. BOECKMANN, ALVIN C. COLLINS, III, KENT KRESA, CHRISTOPHER J. PANICHI, KIMBERLY O. WARNICA AND CHRISTOPHER SORRELLS.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s directors and officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE LONG-TERM INCENTIVE PLAN PROPOSAL
Overview
Spring Valley is asking its shareholders to approve by ordinary resolution and adopt the NuScale Power Corporation 2022 Long-Term Incentive Plan (the “Long-Term Incentive Plan”) and the material terms thereunder. The Spring Valley Board approved the Long-Term Incentive Plan on            , 2022, subject to shareholder approval at the Shareholders Meeting. The Long-Term Incentive Plan will become effective upon approval by the Spring Valley shareholders and consummation of the Transactions. If the Long-Term Incentive Plan is not approved by the shareholders, it will not become effective and no awards will be granted thereunder.
The Long-Term Incentive Plan is described in more detail below. A copy of the Long-Term Incentive Plan is attached to this Proxy Statement/Prospectus as Annex E and incorporated by reference herein in its entirety.
The Long-Term Incentive Plan
The purpose of the Long-Term Incentive Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NuScale Corp by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity stake in our company and providing a means of recognizing their contributions to our success. The Spring Valley Board believes that equity awards are necessary for NuScale Corp to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.
Approval of the Long-Term Incentive Plan by our shareholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans. If the Long-Term Incentive Plan Proposal is approved by our shareholders, it will become effective as of the date of the closing of the Transactions. If our shareholders do not approve this proposal, the Long-Term Incentive Plan will not become effective.
Summary of the Long-Term Incentive Plan
This section summarizes certain material features of the Long-Term Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Long-Term Incentive Plan.
Eligibility and Participation
The Administrator (as defined below) selects the individuals who will participate in the Long-Term Incentive Plan. Eligibility to participate is open to officers, directors and employees of, and other individuals who provide bona fide services to or for, us or any of our subsidiaries. Following the Closing, NuScale Corp is expected to have approximately 440 employees and up to four non-employee directors who will be eligible to receive awards under the Long-Term Incentive Plan.
Administration
The Compensation Committee of the NuScale Corp Board will be the administrator of the Long-Term Incentive Plan (the “Administrator”). Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares covered by the awards, establish the terms and conditions for awards and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.
The Administrator may delegate to the officers and employees of NuScale Corp limited authority to perform administrative actions under the Long-Term Incentive Plan to assist in its administration to the extent permitted by applicable law and stock exchange rules.

Shares Available Under the Long-Term Incentive Plan
The shares of NuScale Corp Class A Common Stock issuable pursuant to awards under the Long-Term Incentive Plan will be shares authorized for issuance under its Certificate of Incorporation. When the Long-Term Incentive Plan first becomes effective, the number of shares of NuScale Corp Class A Common Stock issuable pursuant to awards granted under the Long-Term Incentive Plan (the “Share Pool”) will be equal to 8% of the shares of NuScale Corp Common Stock outstanding as of the Closing. The Share Pool will increase automatically on January 1, 2023 by the number of shares of NuScale Corp Class A Common Stock equal to 4% of the total number of outstanding shares of NuScale Corp Common Stock as of December 31, 2022, or by a lesser a number as may be determined by the NuScale Corp Board.
Additional Adjustments to Share Pool.   Following the effective date of the Long-Term Incentive Plan, the Share Pool will be adjusted as follows:
•
The Share Pool will be reduced, on the date of grant, by one share for each share of NuScale Corp Class A Common Stock made subject to an award granted under the Long-Term Incentive Plan;

•
The Share Pool will be increased, on the relevant date, by the number of unissued shares of NuScale Corp Class A Common Stock underlying or used as a reference measure for any award or portion of an award granted under the Long-Term Incentive Plan that is cancelled, forfeited, expired, terminated unearned or settled in cash, in any such case without the issuance of shares and by the number of shares of NuScale Corp Class A Common Stock used as a reference for any award that are not issued upon settlement of such award either due to a net settlement or otherwise;

•
The Share Pool will be increased, on the forfeiture date, by the number of shares of NuScale Corp Class A Common Stock that are forfeited back to NuScale Corp after issuance due to a failure to meet an award contingency or condition with respect to any award or portion of an award granted under the Long-Term Incentive Plan;

•
The Share Pool will be increased, on the exercise date, by the number of shares of NuScale Corp Class A Common Stock withheld by or surrendered (either actually or through attestation) to NuScale Corp in payment of the exercise price of any award granted under the Long-Term Incentive Plan; and

•
The Share Pool will be increased, on the relevant date, by the number of NuScale Corp Class A Common Stock withheld by or surrendered (either actually or through attestation) to NuScale Corp in payment of the tax withholding obligation that arises in connection with any award granted under the Long-Term Incentive Plan.

In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting NuScale Corp or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of NuScale Corp, the NuScale Corp Board will adjust the Share Pool proportionately to reflect the transaction or event. Similar adjustments will be made to the award limitations described below and to the terms of outstanding awards.
Types of Awards
The Long-Term Incentive Plan enables the grant of NuScale Corp stock awards, performance shares, performance units, other stock-based awards, stock options, stock appreciation rights, and stock unit awards, each of which may be granted separately or in tandem with other awards.
Restricted Stock Awards.   Awards of restricted stock are actual shares of NuScale Corp Class A Common Stock that are issued to a participant, but that are subject to forfeiture if the participant does not remain employed by us for a certain period of time and/or if certain performance goals are not met. Except for these restrictions and any others imposed by the Administrator, the participant will generally have all of the rights of a stockholder with respect to the restricted stock, including the right to vote the restricted stock, but will not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of restricted stock before the risk of forfeiture lapses.

Dividends declared payable on shares of restricted stock that are granted subject to risk of forfeiture conditioned solely on continued service over a period of time either as soon as practicable following the dividend payment date or may be deferred for payment to such later date as determined by the administrator, and may be paid in cash or as unrestricted shares of NuScale Corp Class A Common Stock or may be reinvested in additional shares of restricted stock. Dividends declared payable on shares of restricted stock that are granted subject to risk of forfeiture conditioned on satisfaction of performance goals will be held by us and made subject to forfeiture at least until the applicable performance goal related and/or vesting to such shares of restricted stock has been satisfied.
Restricted Stock Units.   An award of restricted stock units represents a contractual obligation of NuScale Corp to deliver a number of shares of NuScale Corp Class A Common Stock, an amount in cash equal to the fair market value of the specified number of shares subject to the award, or a combination of shares and cash. Until shares of NuScale Corp Class A Common Stock are issued to the participant in settlement of stock units, the participant will not have any rights of a stockholder of NuScale Corp with respect to the stock units or the shares issuable thereunder. Vesting of restricted stock units may be subject to performance goals, the continued service of the participant or both. The Administrator may provide that dividend equivalents will be paid or credited with respect to restricted stock units, but such dividend equivalents will be held by us and made subject to forfeiture at least until any applicable performance goal related or other service-based restriction to such restricted stock units has been satisfied.
Performance Shares and Performance Units.   An award of performance shares, as that term is used in the Long-Term Incentive Plan, refers to shares of NuScale Corp Class A Common Stock or stock units that are expressed in terms of NuScale Corp Class A Common Stock, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of performance units, as that term is used in the Long-Term Incentive Plan, refers to dollar-denominated units valued by reference to designated criteria established by the Administrator, other than NuScale Corp Class A Common Stock, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The applicable award agreement will specify whether performance shares and performance units will be settled or paid in cash or shares of NuScale Corp Class A Common Stock or a combination of both, or will reserve to the Administrator or the participant the right to make that determination prior to or at the payment or settlement date.
The Administrator will, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an award of performance shares or performance units upon (A) the attainment of performance goals during a performance period or (B) the attainment of performance goals and the continued service of the participant. The length of the performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance goals may include minimum, maximum and target levels of performance, with the size of the award or payout of performance shares or performance units or the vesting or lapse of restrictions with respect thereto based on the level attained. An award of performance shares or performance units will be settled as and when the award vests or at a later time specified in the award agreement or in accordance with an election of the participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.
Performance goals applicable to performance-based awards are based on performance metrics selected by the Administrator. For this purpose, performance metrics mean criteria established by the Administrator relating to any of the following, as it may apply to individual, one or more business units, divisions, or affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies:
•
Earnings or Profitability Metrics:   any derivative of investment advisory revenue; mutual fund servicing revenue; earnings/loss (gross, operating, net, or adjusted); earnings/loss before interest and taxes; earnings/loss before interest, taxes, depreciation and amortization (“EBITDA”); profit margins; operating margins; combined ratio; expense levels or ratios; provided that any of the foregoing metrics may be adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments or investment losses, early extinguishment of debt or stock-based compensation expense;
•
Return Metrics:   any derivative of return on investment, assets, equity or capital (total or invested);

•
Investment Metrics:   relative risk-adjusted investment performance; investment performance of assets under management;

•
Cash Flow Metrics:   any derivative of operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital;

•
Liquidity Metrics:   any derivative of debt leverage (including debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios);

•
Stock Price and Equity Metrics:   any derivative of return on stockholders’ equity; total stockholder return; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes); and/or

•
Strategic Metrics:   regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; acquisition of new customers, including institutional accounts; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; completion of an identified special project.

Stock Options and Stock Appreciation Rights.   Stock options represent a right to purchase a specified number of shares of NuScale Corp Class A Common Stock from us at a specified price during a specified period of time. Stock options may be granted in the form of incentive stock options (“ISOs”), which are intended to qualify for favorable treatment for the recipient under U.S. federal tax law, or as nonqualified stock options (“NSOs”), which do not qualify for this favorable tax treatment. Only employees of NuScale Corp or its subsidiaries that are corporations may receive tax-qualified incentive stock options within the U.S. The Administrator may establish sub-plans under the Long-Term Incentive Plan through which to grant stock options that qualify for preferred tax treatment for recipients in jurisdictions outside the U.S. Stock appreciation rights represent the right to receive an amount in cash, shares of NuScale Corp Class A Common Stock or both equal to the fair market value of the shares subject to the award on the date of exercise minus the exercise price of the award. All stock options and stock appreciation rights must have a term of no longer than ten years’ duration. Stock options and stock appreciation rights generally must have an exercise price equal to or above the fair market value of our shares of NuScale Corp Class A Common Stock on the date of grant except as provided under applicable law or with respect to stock options and stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by us or an affiliate or with which we or our affiliate combine (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards. Although the Long-Term Incentive Plan allows for awards of stock options and stock appreciation rights, NuScale Corp has no near-term plans to issue such awards.
Other Stock-Based Awards.   The Administrator may from time to time grant to eligible individuals awards in the form of NuScale Corp Class A Common Stock or any other award that is valued in whole or in part by reference to, or is otherwise based upon, shares of NuScale Corp Class A Common Stock, including without limitation dividend equivalents and convertible debentures (“Other Stock-Based Awards”). Other Stock-Based Awards in the form of dividend equivalents may be (A) awarded on a free-standing basis or in connection with another award other than a stock option or stock appreciation right, (B) paid currently or credited to an account for the participant, including the reinvestment of such credited amounts in NuScale Corp Class A Common Stock equivalents, to be paid on a deferred basis, and (C) settled in cash or NuScale Corp Class A Common Stock as determined by the Administrator; provided, however, that dividend equivalents payable on Other Stock-Based Awards that are granted as a performance award or restricted award will, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable performance goal related to such Other Stock-Based Awards has been satisfied, as applicable. Any such settlements, and any such crediting of dividend equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator may establish.
Prohibition on Reload Options.   The Administrator is prohibited from granting stock options under the Long-Term Incentive Plan that contain a reload or replenishment feature. A reload or replenishment feature means that if an option holder delivers shares of NuScale Corp Class A Common Stock to us in payment of the exercise price or any tax withholding obligation upon exercise of an outstanding stock option, we automatically grant to that option holder a new at-the-market option for the number of shares that he or she delivered.
Prohibition on Repricing.   Except in connection with a corporate transaction involving NuScale Corp (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of stock options and stock appreciation rights granted under the Long-Term Incentive Plan may not be amended, after the date of grant, to reduce the exercise price of such stock options or stock appreciation rights, nor may outstanding stock options or stock appreciation rights be canceled in exchange for (i) cash, (ii) stock options or stock appreciation rights with an exercise price that is less than the exercise price or base price of the original outstanding stock options or stock appreciation rights, or (iii) other awards, unless such action is approved by the NuScale Corp’s shareholders.
Award Limitations
The following limitations on awards are imposed under the Long-Term Incentive Plan:
ISO Award Limits.   The maximum number of shares of NuScale Corp Class A Common Stock that may be issued in connection with awards granted under the Long-Term Incentive Plan that are intended to qualify as incentive stock options under Section 422 of the Code is equal to the Share Pool as of the effective date of the Long-Term Incentive Plan. The aggregate fair market value, determined at the time of grant, of NuScale Corp Class A Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of NuScale Corp or any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Annual Limit on Non-Employee Director Compensation.   In each calendar year during any part of which the Long-Term Incentive Plan is in effect, a director or member of the NuScale Corp Board who is not an employee of NuScale Corp (each, a “Non-Employee Director”) may not receive awards for such individual’s service on the NuScale Corp Board that, taken together with any cash fees paid to such Non-Employee Director during such calendar year for such individual’s service on the NuScale Corp Board, have a value in excess of $400,000 (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes); provided, that for any calendar year in which a Non-Employee Director (i) first commences service on the NuScale Corp Board, (ii) serves on a special committee of the NuScale Corp Board, or (iii) serves as lead director or non-executive chair of the NuScale Corp Board, additional compensation may be provided to such Non-Employee Director in excess of such limit but not in excess of $800,000; provided, further, that this limitation will be applied without regard to awards or other compensation, if any, provided to a Non-Employee Director during any period in which such individual was an employee of NuScale Corp or any of its affiliates or was otherwise providing services to NuScale Corp or any of its affiliates other than in the capacity as a Non-Employee Director.
Adjustments to Awards for Corporate Transactions and Other Events
Mandatory Adjustments.   In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting us (a “Corporate Event”) or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of NuScale Corp that occurs at any time after the adoption of the Long-Term Incentive Plan by the NuScale Corp Board, the Administrator will make such equitable and appropriate substitutions or proportionate adjustments to:
•
the aggregate number and kind of shares of NuScale Corp Class A Common Stock or other securities on which awards under the Long-Term Incentive Plan may be granted to eligible individuals;

•
the maximum number of shares of NuScale Corp Class A Common Stock or other securities with respect to which awards may be granted during any one calendar year to any individual;

•
the maximum number of shares of NuScale Corp Class A Common Stock or other securities that may be issued with respect to incentive stock options granted under the Long-Term Incentive Plan;

•
the number of shares of NuScale Corp Class A Common Stock or other securities covered by each outstanding award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding award; and

•
all other numerical limitations relating to awards, whether contained in the Long-Term Incentive Plan or in award agreements.

Discretionary Adjustments.   In addition to the adjustments specified above, in the case of Corporate Events, the Administrator may make such other adjustments to outstanding awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (i) the cancellation of outstanding awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such awards, as determined by the Administrator in its sole discretion, (ii) the substitution of securities or other property (including, without limitation, cash or other securities of NuScale Corp and securities of entities other than NuScale Corp) for the shares of NuScale Corp Class A Common Stock subject to outstanding awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof. The Administrator may, in its discretion, adjust the performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes.
Treatment of Awards upon Dissolution or Liquidation or a Change in Control
Dissolution or Liquidation.   Unless the Administrator determines otherwise, all awards outstanding under the Long-Term Incentive Plan will terminate upon the dissolution or liquidation of NuScale Corp.
Change in Control.   Outstanding Awards will terminate upon the effective time of a “Change in Control” unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the issuance therefor of substitute awards of, the surviving or successor entity or a parent thereof. Solely with respect to awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable award agreement: (i) the outstanding awards of stock options and stock appreciation rights that will terminate upon the effective time of the change in control will, immediately before the effective time of the change in control, become fully exercisable and the holders of such Awards will be permitted, immediately before the change in control, to exercise the Awards; (ii) the outstanding shares of restricted stock the vesting or restrictions on which are then solely time-based and not subject to achievement of performance goals will, immediately before the effective time of the change in control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture; (iii) the outstanding shares of restricted stock the vesting or restrictions on which are then subject to and pending achievement of performance goals will, immediately before the effective time of the change in control and unless the award agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a change in control, become vested, free of transfer and lapse restrictions and risks of forfeiture in such amounts as if the applicable performance goals for the unexpired performance period had been achieved at the target level set forth in the applicable award agreement; (iv) the outstanding restricted stock units, performance shares and performance units the vesting, earning or settlement of which is then solely time-based and not subject to or pending achievement of performance goals will, immediately before the effective time of the change in control, become fully earned and vested and will be settled in cash or shares of NuScale Corp Class A Common Stock (consistent with the terms of the award agreement after taking into account the effect of the change in control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and (v) the outstanding restricted stock units, performance shares and performance units the vesting, earning or settlement of which is then subject to and pending achievement of performance goals will, immediately before the effective time of the change in control and unless the award agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a change in control, become vested and earned in such amounts as if the applicable performance goals for the unexpired performance period had been achieved at the target level set forth in the applicable award agreement and will be settled in cash or shares of NuScale Corp Class A Common Stock (consistent with the terms of the award agreement after taking into account the effect of the change in control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code.
Under the terms of the Long-Term Incentive Plan, a change in control is generally defined as (i) any acquisition by a person or entity of more than 50% of the total voting power of NuScale Corp’s capital stock, with certain exceptions, (ii) a contested change in the majority of the members of the NuScale Corp Board within a 12-month period or (iii) acquisition by a person or entity over a 12-month period of assets from NuScale Corp that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of NuScale Corp immediately prior to such acquisitions.
Amendment and Termination
The NuScale Corp Board may terminate, amend, suspend or modify the Long-Term Incentive Plan or any portion of it at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and subject to such restrictions on amendments and modifications as may apply under applicable laws or listing rules. No such amendment may be made without the approval of the stockholders, however, to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) materially increase the number of shares of NuScale Corp Class A Common Stock which may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and stock appreciation rights, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and stock appreciation rights, or (vi) modify the limitation on the issuance of reload or replenishment options.
The Long-Term Incentive Plan is scheduled to expire ten years after its adoption by the NuScale Corp Board.
Compliance with Listing Rules
While shares are listed for trading on any stock exchange or market, the NuScale Corp Board will agree that it will not make any amendments, issue any awards or take any action under the Long-Term Incentive Plan unless such action complies with the relevant listing rules.
Material U.S. Federal Income Tax Consequences of the Long-Term Incentive Plan
The following discussion is intended only as a general summary of certain material U.S. federal income tax consequences of awards issued under the Long-Term Incentive Plan, based upon the provisions of the Code, the regulations thereunder, and other applicable authorities as of the date of this Proxy Statement/Prospectus, for the purposes of stockholders considering how to vote on this proposal. It is not intended as tax guidance to participants in the Long-Term Incentive Plan and is not intended to address all considerations that may be applicable to a participant or to NuScale Corp or NuScale LLC. This summary does not take into account certain circumstances that may change the income tax treatment of awards for individual participants, and it does not describe the state income tax consequences of any award or the taxation of awards in jurisdictions outside of the U.S.
Stock Options and Stock Appreciation Rights.   The grant of a stock option or stock appreciation right generally has no income tax consequences for a participant or NuScale Corp. Likewise, the exercise of an incentive stock option generally does not have income tax consequences for a participant or NuScale Corp, except that it may result in an item of adjustment for alternative minimum tax purposes for the participant. A participant generally recognizes ordinary income upon the exercise of a nonqualified stock option or stock appreciation right equal to the fair market value of the shares or cash payable (without regard to income or employment tax withholding) minus the exercise price, if applicable. NuScale LLC should generally be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the participant as a result of the exercise of a nonqualified stock option or stock appreciation right. The benefit of that deduction should flow through to the members of NuScale LLC, including to NuScale Corp.
If a participant who is an employee of NuScale Corp holds shares acquired under an incentive stock option for the time specified in the Code (at least two years measured from the grant date and one year measured from the exercise date), any gain or loss arising from a subsequent disposition of the shares will be taxed as long-term capital gain or loss. If the shares are disposed of before the holding period is satisfied, the participant will recognize ordinary income equal to the lesser of (1) the amount realized upon the disposition and (2) the fair market value of such shares on the date of exercise minus the exercise price paid for the shares. NuScale Corp generally would be entitled to a deduction equal to the amount of any ordinary income recognized by the participant on a disqualifying disposition of the shares. Any disposition of shares acquired under a nonqualified stock option or a stock appreciation right generally will result in capital gain or loss for the participant, which may be short- or long-term, depending upon the holding period for the shares.
Full Value Awards.   Any cash and the fair market value of any shares of NuScale Corp Class A Common Stock received by a participant under a full value award are generally includible in the participant’s ordinary income. In the case of restricted stock awards, this amount is includible in the participant’s income when the awards vest, unless the participant has filed an election with the IRS to include the fair market value of the restricted shares in income as of the date the award was granted. In the case of restricted stock units, performance shares and performance units, generally the value of any cash and the fair market value of any shares of NuScale Corp Class A Common Stock received by a participant are includible in income when the awards are received.
Deductibility of Compensation.   NuScale Corp or NuScale LLC generally will be entitled to a deduction equal to the amount included in the ordinary income of participants and will not receive a deduction for amounts that are taxable to participants as capital gain.
In order for the amounts described above to be deductible by NuScale Corp or NuScale LLC, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. The availability of a deduction for compensation under the Long-Term Incentive Plan could be subject to other limitations imposed by the Code, including limitations imposed by Sections 162(m) and 280G of the Code.
New Plan Benefits
No awards have been previously granted under the Long-Term Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this Proxy Statement/Prospectus because participation and the types of awards that may be granted under the Long-Term Incentive Plan are subject to the discretion of the Administrator. Consequently, no new plan benefits table is included in this Proxy Statement/Prospectus.
Vote Required for Approval
The approval of the Long-Term Incentive Plan Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the Spring Valley ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that Spring Valley’s adoption of the NuScale Power Corporation 2022 Long-Term Incentive Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”
Recommendation of the Spring Valley Board
THE SPRING VALLEY BOARD UNANIMOUSLY RECOMMENDS THAT THE SPRING VALLEY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE LONG-TERM INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of Spring Valley’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Spring Valley and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Spring Valley’s officers have interests in the Transactions that may conflict with your interests as a shareholder. See the section entitled “The Transactions — Interests of Spring Valley Directors and Executive Officers in the Transactions” in the accompanying Proxy Statement/Prospectus for a further discussion of these considerations.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the Spring Valley Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Merger Agreement Proposal, the Organizational Documents Proposal or the Long-Term Incentive Plan Proposal. In no event will the Spring Valley Board adjourn the Special Meeting or consummate the Merger beyond the date by which it may properly do so under our Existing Organizational Documents and Cayman Islands law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by Spring Valley’s shareholders, the Spring Valley Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Merger Agreement Proposal, the Domestication Proposal, the Organizational Documents Proposal, the Nasdaq Proposal, the Director Election Proposal or the Long-Term Incentive Plan Proposal. If we do not consummate the Merger and fail to complete an initial business combination by May 27, 2022, (or November 27, 2022 if extended at the Sponsor’s option, subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the Public Shareholders.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the general meeting to a later date or dates to be determined by the chairman of the general meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the majority of the votes cast by the Spring Valley’s shareholders present in person or represented by proxy at the Special Meeting.
Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.
The Merger is not conditioned upon the approval of the Adjournment Proposal.
Recommendation of the Spring Valley Board of Directors
SPRING VALLEY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of material United States federal income tax considerations applicable to holders of Spring Valley Class A ordinary shares or Spring Valley Public Warrants as a consequence of (i) the Domestication, (ii) the exercise of redemption rights, and (iii) after the Domestication, the ownership and disposition of NuScale Corp Class A Common Stock and warrants to acquire NuScale Corp Class A Common Stock (“NuScale Corp Warrants”). With respect to the ownership and disposition of NuScale Corp Class A Common Stock and NuScale Corp Warrants, this discussion is limited to (x) NuScale Corp Class A Common Stock received in connection with the Domestication or as a result of exercising NuScale Corp Warrants received in connection with the Domestication and (y) NuScale Corp Warrants received in connection with the Domestication. This discussion only applies to investors that hold their Spring Valley Class A ordinary shares or Spring Valley Public Warrants, and that will hold their NuScale Corp Class A Common Stock or NuScale Corp Warrants, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances or status including:
•
the Sponsor and its affiliates;

•
holders of Spring Valley Class B ordinary shares or Spring Valley Private Placement Warrants;

•
PIPE Investors;

•
investors that directly or indirectly hold equity interests in NuScale LLC prior to the Transactions, including any holders of Spring Valley Class A ordinary shares or Spring Valley Public Warrants that also hold, directly or indirectly, equity interests in NuScale LLC;

•
banks, financial institutions or financial services entities;

•
broker-dealers;

•
S corporations;

•
taxpayers that are subject to the mark-to-market accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
tax-qualified retirement plans;

•
insurance companies;

•
regulated investment companies or real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of our shares (except as specifically addressed below);

•
persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans, or otherwise as compensation;

•
persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•
persons subject to the alternative minimum tax;

•
persons whose functional currency is not the U.S. dollar;

•
controlled foreign corporations;

•
accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code; or

•
PFICs.

This discussion is based on U.S. federal income tax law as in effect on the date hereof. Such law is subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. There can be no assurance that future legislation, regulations, administrative rulings, or court decisions will not adversely affect the accuracy of the statements in this discussion. Spring Valley has not sought, and neither Spring Valley nor NuScale Corp intends to seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Furthermore, this discussion does not address any U.S. federal non-income tax laws, such as gift, estate, or Medicare contribution tax laws, or U.S. state or local or non-U.S. tax laws.
This discussion does not consider the U.S. federal income tax treatment of partnerships, entities treated as partnerships for U.S. federal income tax purposes, or other pass-through entities or persons that hold our securities or NuScale Corp securities through such entities. If a partnership is a beneficial owner of Spring Valley Class A ordinary shares, Spring Valley Public Warrants, NuScale Corp Class A Common Stock, or NuScale Corp Warrants, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of such partner and the activities of such partner and such partnership. If you are a partner in a partnership that holds Spring Valley Class A ordinary shares or Spring Valley Public Warrants, or that will hold NuScale Corp Class A Common Stock or NuScale Corp Warrants, we urge you to consult your tax advisor.
THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE EXERCISE OF REDEMPTION RIGHTS, THE DOMESTICATION, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NUSCALE CORP CLASS A COMMON STOCK AND NUSCALE CORP WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.
For purposes of this discussion, because a unit that consists of one Spring Valley Class A ordinary share and one-half of one Spring Valley Public Warrant, with one whole Spring Valley Public Warrant representing the right to acquire one Spring Valley Class A ordinary share, is separable at the option of the holder of such unit, Spring Valley is treating any Spring Valley Class A ordinary share and one-half of one Spring Valley Public Warrant held in the form of a single unit as separate instruments and is assuming that such unit will not be treated as an integrated instrument. Accordingly, the cancellation or separation of such units in connection with the consummation of the Domestication or the exercise of redemption rights should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position.
U.S. Holders
As used herein, a “U.S. Holder” is a beneficial owner of Spring Valley Class A ordinary shares, Spring Valley Public Warrants, NuScale Corp Class A Common Stock, or NuScale Corp Warrants, as applicable, and is, for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a United States person.

Effects of the Domestication on U.S. Holders
The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

A “reorganization” under Section 368(a)(1)(F) of the Code is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, changing our name to “NuScale Power Corporation.”
The Domestication should qualify as an F Reorganization. However, due to the absence of direct guidance, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.
If the Domestication qualifies as an F Reorganization, for U.S. federal income tax purposes, (i) U.S. Holders should not recognize gain or loss in respect of their Spring Valley Class A ordinary shares or Spring Valley Public Warrants as a result of the Domestication, except as provided under “— Effects of Section 367(b) to U.S. Holders” and “— PFIC Considerations,” and (ii) the Domestication should be treated as if Spring Valley (A) transferred all of its assets and liabilities to NuScale Corp in exchange for all of the outstanding stock and warrants of NuScale Corp and then (B) distributed the stock and warrants of NuScale Corp to the shareholders and warrant holders of Spring Valley in liquidation of Spring Valley. The taxable year of Spring Valley should be deemed to end on the date of the Domestication.
If the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, (i) a U.S. Holder’s tax basis in a share of NuScale Corp Class A Common Stock or a NuScale Corp Warrant received in the Domestication should be the same as its tax basis in the Spring Valley Class A ordinary share or the Spring Valley Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a share of NuScale Corp Class A Common Stock or a NuScale Corp Warrant should include such U.S. Holder’s holding period for the Spring Valley Class A ordinary share or the Spring Valley Public Warrant surrendered in exchange therefor.
If the Domestication fails to qualify as an F Reorganization, subject to the PFIC rules discussed below, a U.S. Holder may recognize gain or loss with respect to a Spring Valley Class A ordinary share or a Spring Valley Public Warrant in an amount equal to the difference, if any, between the fair market value of the corresponding share of NuScale Corp Class A Common Stock or NuScale Corp Warrant received in the Domestication and such U.S. Holder’s adjusted tax basis in its Spring Valley Class A ordinary share or Spring Valley Public Warrant surrendered in exchange therefor. In such event, such U.S. Holder’s basis in the share of NuScale Corp Class A Common Stock or the NuScale Corp Warrant would be equal to the fair market value of such share of NuScale Corp Class A Common Stock or such NuScale Corp Warrant, respectively, on the date of the Domestication, and such U.S. Holder’s holding period for the share of NuScale Corp Class A Common Stock or the NuScale Corp Warrant would begin on the day following the date of the Domestication.
Effects of Section 367(b) to U.S. Holders
Section 367(b) of the Code applies to certain transactions involving foreign corporations, including an inbound domestication of a foreign corporation in an F Reorganization. Section 367(b) of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise qualify as a “reorganization” within the meaning of Section 368 of the Code. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication.
A. U.S. Holders That Hold 10 Percent or More of Spring Valley
A U.S. Holder that on the date of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of our stock entitled to vote or 10% or more of the total value of all classes of our stock (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to Spring Valley Class A ordinary shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of Spring Valley Public Warrants will be taken into account in determining whether such U.S. Holder is a U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s “all earnings and profits amount” with respect to its Spring Valley Class A ordinary shares is the amount of net positive earnings and profits of Spring Valley (as determined under Treasury Regulations under Section 367 of the Code) attributable to such Spring Valley Class A ordinary shares (as determined under Treasury Regulations under Section 367 of the Code) but without regard to any gain that would be realized on a sale or exchange of such Spring Valley Class A ordinary shares. Treasury Regulations under Section 367 provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code and the Treasury Regulations thereunder. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Spring Valley does not expect to have significant cumulative earnings and profits through the date of the Domestication. If Spring Valley’s cumulative earnings and profits through the date of the Domestication are less than or equal to zero, then a U.S. Holder should not be required to include in gross income an “all earnings and profits amount” with respect to its Spring Valley Class A ordinary shares. If Spring Valley ‘s cumulative net earnings and profits are greater than zero through the date of the Domestication, a U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code (commonly referred to as the participation exemption). Such U.S. Holders that are corporations should consult their own tax advisors as to the applicability of Section 245A of the Code in their particular circumstances.
B. U.S. Holders That Own Less Than 10 Percent of Spring Valley
A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) Spring Valley Class A ordinary shares with a fair market value of $50,000 or more, but is not a U.S. Shareholder, will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder as described below.
Unless a U.S. Holder makes the election described below, such U.S. Holder generally must recognize gain (but not loss) with respect to NuScale Corp Class A Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such NuScale Corp Class A Common Stock over the U.S. Holder’s adjusted tax basis in Spring Valley Class A ordinary shares deemed surrendered in exchange therefor.
In lieu of recognizing gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its Spring Valley Class A ordinary shares under Section 367(b) of the Code. However, there are strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)
a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)
a complete description of the Domestication;

(iii)
a description of any stock, securities, or other consideration transferred or received in the Domestication;

(iv)
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election including (A) a copy of the information that the U.S. Holder received from Spring Valley establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Spring Valley Class A ordinary shares and (B) a representation that the U.S. Holder has notified Spring Valley (or NuScale Corp) that the U.S. Holder is making the election; and

(vi)
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return for the taxable period in which the Domestication occurs, and the U.S. Holder must send notice of making the election to NuScale Corp no later than the date such tax return is filed. In connection with this election, we intend to provide each U.S. Holder eligible to make such an election with information regarding Spring Valley’s earnings and profits upon written request.
Spring Valley does not expect to have significant cumulative earnings and profits through the date of the Domestication. However, as noted above, if it were determined that Spring Valley had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its Spring Valley Class A ordinary shares and thus could be required to include such amount in income as a deemed dividend under applicable Treasury Regulations as a result of the Domestication.
EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING THE ELECTION DESCRIBED HEREIN AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.
C. U.S. Holders that Own Spring Valley Class A Ordinary Shares With a Fair Market Value of Less Than $50,000
A U.S. Holder that, on the date of the Domestication, beneficially owns (actually and constructively) Spring Valley Class A ordinary shares with a fair market value less than $50,000 generally should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.
D. Tax Consequences for U.S. Holders of Spring Valley Public Warrants
Subject to the considerations described above relating to a U.S. Holder’s ownership of Spring Valley Public Warrants being taken into account in determining whether such U.S. Holder is a U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below relating to PFIC considerations, a U.S. Holder of Spring Valley Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of its Spring Valley Public Warrants for newly issued NuScale Corp Warrants in the Domestication.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367(b) OF THE CODE ON THEIR PARTICULAR CIRCUMSTANCES.
PFIC Considerations
In addition to the discussion under “— Effects of Section 367(b) to U.S. Holders,” the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.
A. Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets (other than rents or royalties derived from the active conduct of a trade or business). For purposes of these rules, which may apply to Spring Valley prior to the Domestication, interest income earned by Spring Valley would be considered passive income and cash held by Spring Valley would be considered a passive asset.

B. PFIC Status of Spring Valley
Because Spring Valley is a blank check company with no current active business, based on the composition of its income and assets and a review of its financial statements, Spring Valley believes that it likely will be a PFIC for its current taxable year, which will end on December 31, 2021, and likely will be considered a PFIC for its next taxable year, which will end in 2022 as a result of the Domestication.
C. Effects of PFIC Rules on the Domestication
As discussed above, Spring Valley believes that it is likely classified as a PFIC for U.S. federal income tax purposes.
Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, such proposed Treasury Regulations may require any U.S. Holder to recognize gain in respect of its Spring Valley Class A ordinary shares or Spring Valley Public Warrants upon the Domestication if (i) Spring Valley were classified as a PFIC at any time during such U.S. Holder’s holding period for such Spring Valley Class A ordinary shares or Spring Valley Public Warrants and (ii) such U.S. Holder had not timely made (A) a QEF Election (as defined below) for the first taxable year in which such U.S. Holder owned such Spring Valley Class A ordinary shares or in which Spring Valley was a PFIC, whichever is later, or (B) a mark-to-market election (as defined below) with respect to such Spring Valley Class A ordinary shares. Generally, neither election is available with respect to Spring Valley Public Warrants. The tax on any such recognized gain would be imposed based on a complex set of computational rules.
Under these rules:
•
the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Spring Valley Class A ordinary shares or Spring Valley Public Warrants;

•
the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized such gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Spring Valley was a PFIC, will be taxed as ordinary income;

•
the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•
an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under “— Effects of Section 367(b) to U.S. Holders,” the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code.
It is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, if Spring Valley is a PFIC, U.S. Holders of Spring Valley Class A ordinary shares that have not made a timely QEF Election or a mark-to-market election and U.S. Holders of Spring Valley Public Warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation on the Domestication to the extent their Spring Valley Class A ordinary shares or Spring Valley Public Warrants have a fair market value in excess of their tax basis therein. An Electing Shareholder (as defined below) generally would not be subject to the adverse PFIC rules discussed above with respect to its Spring Valley Class A ordinary shares but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Spring Valley, whether or not such amounts are actually distributed to such Electing Shareholder in any taxable year.
D. QEF Election and Mark-to-Market Election
The impact of the PFIC rules on a U.S. Holder of Spring Valley Class A ordinary shares depends on whether the U.S. Holder makes a timely and effective election to treat Spring Valley as a “qualified electing fund” under Section 1295 of the Code for the taxable year that is the first year in the U.S. Holder’s holding period of Spring Valley Class A ordinary shares during which Spring Valley qualified as a PFIC (a “QEF Election”). The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the QEF Election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such tax return and if certain other conditions are met or with the consent of the IRS. If applicable, U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances. A U.S. Holder’s ability to make a QEF Election with respect to Spring Valley is contingent upon, among other things, the provision by Spring Valley of a “PFIC Annual Information Statement” to such U.S. Holder. Upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC Annual Information Statement, in order to enable such U.S. Holder to make and maintain a QEF Election. However, there is no assurance that we would timely provide such required information. A U.S. Holder that makes a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder that does not make a QEF Election may be referred to as a “Non-Electing Shareholder.” A QEF Election is not available with respect to Spring Valley Public Warrants. An Electing Shareholder generally would not be subject to the adverse PFIC rules discussed above with respect to their Spring Valley Class A ordinary shares. As a result, such a U.S. Holder should not recognize gain or loss as a result of the Domestication except to the extent described under “— Effects of Section 367(b) to U.S. Holders.”
The impact of the PFIC rules on a U.S. Holder of Spring Valley Class A ordinary shares may also depend on whether such U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders that hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that Spring Valley Class A ordinary shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of the mark-to-market election are satisfied. If the mark-to-market election is available to a U.S. Holder and such U.S. Holder makes the mark-to-market election, such U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on, and other amounts taxable with respect to Spring Valley Class A ordinary shares. A mark-to-market election is not available with respect to Spring Valley Public Warrants.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.
Effects to U.S. Holders of Exercising Redemption Rights
The U.S. federal income tax consequences to a U.S. Holder of Spring Valley Class A ordinary shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its Spring Valley Class A ordinary shares will depend on whether the redemption qualifies as a sale of Spring Valley Class A ordinary shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s redeemed Spring Valley

Class A ordinary shares, such U.S. Holder generally will be treated in the manner described under “— Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants” below.
A redemption of Spring Valley Class A ordinary shares generally will qualify as a sale of such Spring Valley Class A ordinary shares if such redemption either (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest in Spring Valley or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. These tests are explained more fully below.
For purposes of such tests, a U.S. Holder takes into account not only Spring Valley Class A ordinary shares actually owned by such U.S. Holder, but also Spring Valley Class A ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to Spring Valley Class A ordinary shares owned directly, Spring Valley Class A ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any Spring Valley Class A ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include Spring Valley Class A ordinary shares that could be acquired pursuant to the exercise of Spring Valley Public Warrants.
The redemption of Spring Valley Class A ordinary shares generally will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of Spring Valley’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80 percent of the percentage of Spring Valley’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption, and such U.S. Holder immediately after the redemption actually and constructively owned less than 50 percent of the total combined voting power of Spring Valley Class A ordinary shares. There will be a complete termination of such U.S. Holder’s interest if either (i) all Spring Valley Class A ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all Spring Valley Class A ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of Spring Valley Class A ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other Spring Valley Class A ordinary shares. The redemption of Spring Valley Class A ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in Spring Valley. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation that exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the above tests is satisfied, a redemption will be treated as a distribution with respect to such Spring Valley Class A ordinary shares, the U.S. federal income tax consequences of which are described generally with respect to NuScale Corp Class A Common Stock under “— Distributions on Shares of NuScale Corp Class A Common Stock” below. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Spring Valley Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Spring Valley Class A ordinary shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Spring Valley Public Warrants or possibly in other Spring Valley securities constructively owned by it.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR SPRING VALLEY CLASS A ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.
Distributions on Shares of NuScale Corp Class A Common Stock
A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to shares of NuScale Corp Class A Common Stock, to the extent the distribution is paid out of NuScale Corp’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of NuScale Corp Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of NuScale Corp Class A Common Stock and will be treated as described under “— Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants” below.
Dividends that NuScale Corp pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that NuScale Corp pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the shares of NuScale Corp Class A Common Stock may have suspended the running of the applicable holding period for these purposes.
Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants
Upon a sale or other taxable disposition of shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants, which, in general, would include a redemption of shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants that is treated as a sale of such securities as described below, a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants so disposed of exceeds one year. It is unclear, however, whether the redemption rights described herein may have suspended the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants so disposed of. See “— Effects of the Domestication on U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of NuScale Corp Class A Common Stock and/or NuScale Corp Warrants following the Domestication. See “— Exercise, Lapse or Redemption of NuScale Corp Warrants” below for a discussion regarding a U.S. Holder’s tax basis in NuScale Corp Class A Common Stock acquired pursuant to the exercise of a NuScale Corp Warrant.
Exercise, Lapse or Redemption of NuScale Corp Warrants
Except as discussed below with respect to the cashless exercise of a NuScale Corp Warrant, a U.S. Holder generally will not recognize taxable gain or loss as a result of acquiring one share of NuScale Corp Class A Common Stock upon exercise of one NuScale Corp Warrant for cash. The U.S. Holder’s tax basis in the share of NuScale Corp Class A Common Stock received upon exercise of a NuScale Corp Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the NuScale Corp Warrant and the exercise price of such NuScale Corp Warrant. It is unclear whether a U.S. Holder’s holding period for the shares of NuScale Corp Class A Common Stock received upon exercise of the NuScale Corp Warrant will commence on the date of exercise of the NuScale Corp Warrant or the day following the date of exercise of the NuScale Corp Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the NuScale Corp Warrant. If a NuScale Corp Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s adjusted tax basis in the NuScale Corp Warrant. See “— Effects of the Domestication on U.S. Holders” above for a discussion of a U.S. Holder’s adjusted tax basis in its NuScale Corp Warrant following the Domestication.
The tax consequences of a cashless exercise of a NuScale Corp Warrant are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the shares of NuScale Corp Class A Common Stock received generally should equal the U.S. Holder’s tax basis in the NuScale Corp Warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the shares of NuScale Corp Class A Common Stock would be treated as commencing on the date of exercise of the NuScale Corp Warrant or the day following the date of exercise of the NuScale Corp Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the shares of NuScale Corp Class A Common Stock received would include the holding period of the NuScale Corp Warrants that were exercised.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of NuScale Corp Warrants having a value equal to the exercise price for the total number of NuScale Corp Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the NuScale Corp Warrants deemed surrendered and the U.S. Holder’s tax basis in the NuScale Corp Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the shares of NuScale Corp Class A Common Stock received would equal the sum of the U.S. Holder’s tax basis in the NuScale Corp Warrants exercised and the exercise price of such NuScale Corp Warrants. It is unclear whether a U.S. Holder’s holding period for the shares of NuScale Corp Class A Common Stock would commence on the date of exercise of the NuScale Corp Warrant or the day following the date of exercise of the NuScale Corp Warrant; in either case, the holding period would not include the period during which the U.S. Holder held the NuScale Corp Warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the shares of NuScale Corp Class A Common Stock received, there can be no assurance as to which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
The U.S. federal income tax consequences of an exercise of a NuScale Corp Warrant occurring after NuScale Corp’s giving notice of an intention to redeem the NuScale Corp Warrants described in the section entitled “Description of NuScale Corp’s Capital Stock — Warrants — NuScale Corp Warrants” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if NuScale Corp redeemed such NuScale Corp Warrants for shares of NuScale Corp Class A Common Stock or as an exercise of such NuScale Corp Warrants. If the cashless exercise of NuScale Corp Warrants for shares of NuScale Corp Class A Common Stock is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s tax basis in the shares of NuScale Corp Class A Common Stock received should equal the U.S. Holder’s tax basis in the NuScale Corp Warrants and the holding period of the shares of NuScale Corp Class A Common Stock should include the holding period of the NuScale Corp Warrants. Alternatively, if the cashless exercise of a NuScale Corp Warrant is treated as such, the U.S. federal income tax consequences generally should be as described above in the second and third paragraphs under the heading “— Exercise, Lapse or Redemption of NuScale Corp Warrants.” In the case of an exercise of a NuScale Corp Warrant for cash, the U.S. federal income tax treatment generally should be as described above in the first paragraph under the heading “— Exercise, Lapse or Redemption of NuScale Corp Warrants.” Due to the lack of clarity under current law regarding the treatment described in this paragraph, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a NuScale Corp Warrant occurring after NuScale Corp’s giving notice of an intention to redeem the NuScale Corp Warrant as described above.
If NuScale Corp redeems NuScale Corp Warrants for cash or if NuScale Corp purchases NuScale Corp Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants.”
Possible Constructive Distributions
The terms of each NuScale Corp Warrant provide for an adjustment to the exercise price of the NuScale Corp Warrant or an increase in the shares of NuScale Corp Class A Common Stock issuable on exercise in certain circumstances discussed in “Description of NuScale Corp’s Capital Stock — Warrants — NuScale Corp Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the NuScale Corp Warrants would, however, be treated as receiving a constructive distribution from NuScale Corp if, for example, the adjustment increases the U.S. Holder’s proportionate interest in NuScale Corp’s assets or earnings and profits (e.g., through a decrease to the exercise price or an increase in the number of shares of NuScale Corp Class A Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property to the U.S. Holders of shares of NuScale Corp Class A Common Stock which is taxable to them as described under “— Distributions on Shares of NuScale Corp Class A Common Stock” above. For example, U.S. Holders of NuScale Corp Warrants would generally be treated as receiving a constructive distribution from NuScale Corp where the exercise price of the NuScale Corp Warrants is reduced in connection with the payment of certain dividends as described in “Description of NuScale Corp’s Capital Stock — Warrants — NuScale Corp Warrants.” Such constructive distribution received by a U.S. Holder would be subject to U.S. federal income tax in the same manner as if the U.S. Holder of the NuScale Corp Warrant received a cash distribution from NuScale Corp equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a NuScale Corp Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a NuScale Corp Warrant.
Non-U.S. Holders
As used herein, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Spring Valley Class A ordinary shares, Spring Valley Public Warrants, NuScale Corp Class A Common Stock, or NuScale Corp Warrants, as applicable, that is not a U.S. Holder.
The following describes U.S. federal income tax considerations relating to (i) the Domestication, (ii) the exercise of redemption rights and (iii) after the Domestication, the ownership and disposition of shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants by a non-U.S. Holder.
Effects of the Domestication on Non-U.S. Holders
Spring Valley does not expect the Domestication to result in any adverse U.S. federal income tax consequences to non-U.S. Holders of Spring Valley Class A ordinary shares or Spring Valley Public Warrants.
Effects to Non-U.S. Holders of Exercising Redemption Rights
Spring Valley does not expect redemptions of Spring Valley Class A ordinary shares by non-U.S. Holders exercising their redemption rights with respect to their Spring Valley Class A ordinary shares to result in any adverse U.S. federal income tax consequences to such non-U.S. Holders.
Distributions on Shares of NuScale Corp Class A Common Stock
In general, any distributions made to a non-U.S. Holder with respect to shares of NuScale Corp Class A Common Stock, to the extent paid out of NuScale Corp’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of NuScale Corp Class A Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of NuScale Corp Class A Common Stock, which will be treated as described below under “— Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants.” Dividends paid by NuScale Corp to a non-U.S. Holder that are effectively connected with such

non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders.
Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants
A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants unless:
(i)
such non-U.S. Holder is an individual that was present in the United States for 183 days or more in the taxable year of such disposition (subject to certain exceptions as a result of COVID- 19) and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)
NuScale Corp is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period.

If paragraph (iii) above applies to a non-U.S. Holder, subject to certain exceptions in the case of interests that are regularly traded on an established securities market, gain recognized by such non-U.S. Holder on the sale, exchange or other disposition of shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such shares of NuScale Corp Class A Common Stock or NuScale Corp Warrants from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. NuScale Corp will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect NuScale Corp to be classified as a “U.S. real property holding corporation” following the Transactions. However, such determination is factual and in nature and subject to change and no assurance can be provided as to whether NuScale Corp will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Transactions or at any future time.
Exercise, Lapse or Redemption of NuScale Corp Warrants
The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a NuScale Corp Warrant, or the lapse of a NuScale Corp Warrant held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant held by a U.S. Holder, as described above under “— U.S. Holders — Exercise, Lapse or Redemption of NuScale Corp Warrants,” although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described above under “— Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants.” If NuScale Corp redeems NuScale Corp Warrants for cash or if it purchases NuScale Corp Warrants in an open market transaction, such redemption or purchase generally will be treated as a disposition to the non-U.S. Holder, the consequences of which would be similar to those described above under “— Sale, Exchange or Other Disposition of Shares of NuScale Corp Class A Common Stock and NuScale Corp Warrants.”

Possible Constructive Distributions.
The terms of each NuScale Corp Warrant provide for an adjustment to the exercise price of the NuScale Corp Warrant or an increase in the shares of NuScale Corp Class A Common Stock issuable on exercise in certain circumstances discussed in “Description of NuScale Corp’s Capital Stock — Warrants — NuScale Corp Warrants.” As described above under “— U.S. Holders — Possible Constructive Distributions,” certain adjustments with respect to the NuScale Corp Warrants can give rise to a constructive distribution. Any constructive distribution received by a non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such non-U.S. holder received a cash distribution from NuScale Corp equal to the fair market value of such increased interest. If withholding applies to any constructive distribution received by a non-U.S. Holder, it is possible that the tax would be withheld from any amount paid to or held on behalf of the non-U.S. holder by the applicable withholding agent. The rules governing constructive distributions as a result of certain adjustments with respect to a NuScale Corp Warrant are complex, and non-U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a NuScale Corp Warrant.
Information Reporting Requirements and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of NuScale Corp Class A Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Spring Valley Class A ordinary shares, Spring Valley Public Warrants, shares of NuScale Corp Class A Common Stock, and NuScale Corp Warrants) that are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Spring Valley Class A ordinary shares, Spring Valley Public Warrants, shares of NuScale Corp Class A Common Stock, or NuScale Corp Warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Spring Valley Class A ordinary shares, Spring Valley Public Warrants, shares of NuScale Corp Class A Common Stock, or NuScale Corp Warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.
All investors should consult their tax advisors regarding the possible implications of FATCA on their investment in Spring Valley Class A ordinary shares, Spring Valley Public Warrants, NuScale Corp Class A Common Stock, or NuScale Corp Warrants.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 present the historical financial statements of Spring Valley and NuScale LLC, adjusted to reflect the Transactions. The unaudited condensed combined pro forma balance sheet as of September 30, 2021 gives pro forma effect to the Transactions and related transactions as if they had occurred on September 30, 2021. The unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2021 and the year ended December 31, 2020 both give pro forma effect to the Transactions and related transactions as if they had been consummated on January 1, 2020. The unaudited pro forma condensed combined financial information has been prepared in accordance with Regulation S-X, as amended.
The Transactions include:
•
the merger of Merger Sub, a wholly owned subsidiary of Spring Valley, with and into NuScale LLC, with NuScale LLC surviving the merger as a subsidiary of Spring Valley;

•
the reverse recapitalization between Spring Valley and NuScale LLC;

•
the conversion of the aggregate principal balance of Fluor Convertible Notes into NuScale LLC Units, (which will then be converted into and exchanged for NuScale LLC Class B Common Units and NuScale Corp Class B Common Stock); and

•
the issuance and sale of 21,300,002 shares of NuScale Corp Class A common stock for a purchase price of approximately $10.00 per share and an aggregate purchase price of $211,000,000 in the PIPE Investment pursuant to the Subscription Agreements;

The unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with:
•
the notes accompanying the unaudited pro forma condensed combined financial statements;

•
the historical audited and unaudited financial statements of Spring Valley included elsewhere in this Proxy Statement/Prospectus;

•
the historical audited and unaudited financial statements of NuScale LLC included elsewhere in this Proxy Statement/Prospectus;

•
the discussion of the financial condition and results of operations of Spring Valley and NuScale LLC included elsewhere in this Proxy Statement/Prospectus; and

•
other information contained in this Proxy Statement/Prospectus, including the Merger Agreement and the description of certain terms thereof.

The unaudited pro forma condensed combined financial information assumes that the Public Shareholders approve the proposed Merger. Spring Valley’s Public Shareholders may elect to redeem their Spring Valley Class A ordinary shares for cash even if they approve the proposed Merger. Spring Valley cannot predict how many of its Public Shareholders will exercise their right to have their Spring Valley Class A ordinary shares redeemed for cash. As a result, the unaudited pro forma condensed combined financial statements present two redemption scenarios, as previously described:
•
Assuming No Redemptions; and

•
Assuming Maximum Redemptions.

The actual results will likely be somewhere within the ranges of outcomes shown, though precisely where cannot be presently determined.
Upon the Closing, NuScale Equityholders are expected to hold securities convertible into an aggregate of 177,782,129 shares of NuScale Corp Class A Common Stock. In addition, NuScale Corp will assume all outstanding NuScale Options and the holders of those NuScale Options will be entitled to receive up to 15,485,125 shares of NuScale Corp Class A Common Stock upon exercise. The assumed NuScale Options may be subject to vesting conditions. The Transactions are being accomplished through an “UP-C” structure and the type and mix of consideration received by the NuScale Equityholders reflect the implementation of such structure.
Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any future exchange of NuScale LLC Class B Units for shares of NuScale Corp Class A Common Stock or cash. NuScale Corp’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein.
NuScale Corp expects to benefit from the remaining 15% of cash savings. Due to the uncertainty of the amount and timing of future exchanges of NuScale LLC Class B Units, the unaudited pro forma condensed combined financial information assumes that no exchanges of NuScale LLC Class B Units have occurred and therefore, no increases in tax basis have been realized. Additionally, NuScale Corp would recognize a full valuation allowance for any deferred tax asset realized based on NuScale LLC's current assessment of the future realizability.
The following summarizes the NuScale Corp Common Stock outstanding under the two redemption scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	%	Shares	%
Spring Valley Class A Shareholders	23,000,000	10.2%	—	0.0%
Spring Valley Founders(A)	4,023,803	1.8%	3,371,335	1.7%
Total Spring Valley	27,023,803	12.0%	3,371,335	1.7%
NuScale Equityholders	177,782,129	78.6%	177,782,129	87.8%
PIPE Shares	21,300,002	9.4%	21,300,002	10.5%
Total Shares at Closing (excluding shares below)	226,105,934	100.0%	202,453,466	100.0%
Remaining NuScale Consideration Shares – upon Exercise of Options	15,485,125		15,485,125
Other – Earn Out Shares(A)	1,726,197		1,374,869
Total Diluted Shares at Closing (including shares above)	243,317,256		219,313,460

(A)
Pursuant to the Sponsor Letter Agreement, if available cash is less than $432 million, at the Closing, Sponsor shall forfeit and cancel a number of Spring Valley Founder Shares equal to $1,003,796 in the Assuming Maximum Redemption scenario. Spring Valley Founders Shares includes “Earn Out Shares”. Fifty percent of the Earn Out Shares vest, pursuant to the Sponsor Letter Agreement, if NuScale Corp trades at $12.00 per share or higher on the Closing Date or if, over any 20 trading days within a 30-day window during the 60 months following the closing, the dollar volume-weighted average price (“VWAP”) is greater than or equal to $12.00 per share. The remainder of the Earn Out Shares vest if NuScale Corp trades at $14.00 per share or higher on the closing date or if, over any 20 trading days within a 30-day window during the 60 months following the closing, the VWAP is greater than or equal to $12.00 per share.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2021
(amounts in thousands, except share and per share amounts)
	Spring Valley After Reclassifications (Note 2)	NuScale LLC (Historical)	Transaction Accounting Adjustments (Assuming no redemptions)	Notes	Pro Forma Combined (Assuming no redemptions)	Additional Transaction Accounting Adjustments (Assuming maximum redemptions)	Notes	Pro Forma Combined (Assuming maximum redemptions)
Assets
Current assets
Cash, cash equivalents and restricted cash	$1,190	$102,617	$232,316	(A)	$504,044	$(232,300)	(I)	$271,744
			211,000	(B)
			(43,079)	(C)
Accounts receivable	—	15,123			15,123			15,123
Prepaid expenses	109	3,673			3,782			3,782
Total current assets	1,299	121,413	400,237		522,949	(232,300)		290,649
Property, plant and equipment, net	—	5,294			5,294			5,294
In-process research and development	—	16,900			16,900			16,900
Intangible assets, net	—	1,281			1,281			1,281
Goodwill	—	8,255			8,255			8,255
Other assets	—	3,017			3,017			3,017
Deferred tax assets	—	—	—	(K)	—			—
Investments held in Brokerage Account	232,316	—	(232,316)	(A)	—	—	(I)	—
Total assets	233,615	156,160	167,921		557,696	(232,300)		325,396
Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	$355	$19,248			$19,603			$19,603
Accrued compensation	—	7,259			7,259			7,259
Convertible notes payable	—	13,935	(13,935)	(H)	—			—
Deferred DOE cost share	—	13,752			13,752			13,752
Other accrued liabilities	—	1,837			1,837			1,837
Total current liabilities	355	56,031	(13,935)		42,451	—		42,451
Noncurrent liabilities	—	4,092			4,092			4,092
Deferred revenue	—	1,085			1,085			1,085
Deferred underwriting fees payable	8,050	—	(8,050)	(C)	—	—		—
Tax receivable agreement liability	—	—	—	(L)	—			—
Derivative warrant liabilities	30,174	—			30,174			30,174
Total liabilities	38,579	61,208	(21,985)		77,802	—		77,802
Commitments and Contingencies
Redeemable shares
Spring Valley Class A ordinary shares	232,300	—	(232,300)	(D)	—			—
NuScale mezzanine equity		82,140	(82,140)	(E)	—			—
Equity
Spring Valley Preference shares	—	—	—	(D)	—			—
Spring Valley Class A ordinary shares	—	—	—	(D)	—			—
Spring Valley Class B ordinary shares	1	—	(1)	(F)	—			—
NuScale Common units	—	26,691	(26,691)	(E)	—			—
NuScale Convertible preferred units	—	739,694	(739,694)	(E)	—			—
The accompanying notes are integral to the unaudited pro forma condensed combined financial information

	Spring Valley After Reclassifications (Note 2)	NuScale LLC (Historical)	Transaction Accounting Adjustments (Assuming no redemptions)	Notes	Pro Forma Combined (Assuming no redemptions)	Additional Transaction Accounting Adjustments (Assuming maximum redemptions)	Notes	Pro Forma Combined (Assuming maximum redemptions)
Class A Common Stock	—	—	2	(B)	5	(2)	(I)	3
			2	(D)
			1	(F)
Class B Common Stock			18	(E)	18			18
Additional paid-in capital	—	—	210,998	(B)	264,373	(232,298)	(I)	122,411
			(32,779)	(C)
			232,298	(D)		90,336	(J)
			848,507	(E)
			(37,265)	(G)
			13,935	(H)
			(971,321)	(J)
Accumulated deficit	(37,265)	(753,573)	(2,250)	(C)	(161,717)	69,495	(J)	(92,222)
			37,265	(G)
			594,106	(J)
Noncontrolling interest			377,215	(J)	377,215	(159,831)	(J)	217,384
Total equity/(deficit)	(37,264)	12,812	504,346		479,894	(232,300)		247,594
Total liabilities and equity/(deficit)	$233,615	$156,160	$167,921		$557,696	$(232,300)		$325,396

The accompanying notes are integral to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(in thousands, except share and per share data)
	Spring Valley After Reclassifications (See Note 2)	NuScale LLC (Historical)	Transaction Accounting Adjustments (Assuming no redemptions)	Notes	Pro Forma Combined (Assuming no redemptions)	Additional Transaction Accounting Adjustments (Assuming maximum redemptions)	Notes	Pro Forma Combined (Assuming maximum redemptions)
Revenue	$—	1,333			$1,333			$1,333
Cost of sales	—	(807)			(807)			(807)
Gross margin	—	526	—		526	—		526
Other operating expenses:
Research and development	—	66,021			66,021			66,021
General and administrative	1,125	33,580	(250)	(Q)	34,455			34,455
Other expenses	—	24,166			24,166			24,166
Total other operating expenses	1,125	123,767	(250)		124,642	—		124,642
Loss from operations	(1,125)	(123,241)	250		(124,116)	—		(124,116)
Other income:
Department of Energy cost share	—	50,408			50,408			50,408
Interest expense	—	(1,613)	313	(M)	(1,300)			(1,300)
Gain on investments, dividends and interest, held in Trust Account	14	—	(14)	(O)	—			—
Change in fair value of derivative liabilities	3,486	—			3,486			3,486
Net loss	2,375	(74,446)	549		(71,522)	—		(71,522)
Net loss attributable to noncontrolling interest	—	—	(56,219)	(N)	(56,219)	(6,576)	(N)	(62,795)
Net income (loss) attributable to NuScale Corp	$2,375	$(74,446)	$56,768		$(15,303)	$6,576		$(8,727)
Net loss per ordinary share
Weighted average shares outstanding of Class A redeemable ordinary shares	23,000,000				48,323,805			24,671,337
Basic and diluted net loss per ordinary share, Class A	$0.08			(P)	$(0.32)		(P)	$(0.35)
Weighted average shares outstanding of Class B non-redeemable ordinary shares	5,750,000
Basic and diluted net loss per ordinary share, Class B	$0.08
The accompanying notes are integral to the unaudited pro forma condensed combined financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands, except share and per share data)
	Spring Valley After Reclassifications (See Note 2)	NuScale LLC (Historical)	Transaction Accounting Adjustments (Assuming no redemptions)	Notes	Pro Forma Combined (Assuming no redemptions)	Additional Transaction Accounting Adjustments (Assuming maximum redemptions)	Notes	Pro Forma Combined (Assuming maximum redemptions)
Revenue	$—	600			$600			$600
Cost of sales	—	(355)			(355)			(355)
Gross margin	—	245	—		245	—		245
Other operating expenses:
Research and development	—	95,267			95,267			95,267
General and administrative	114	37,176	2,500	(Q)	39,790			39,790
Other expenses	—	26,645			26,645			26,645
Total other operating expenses	114	159,088	2,500		161,702	—		161,702
Loss from operations	(114)	(158,843)	(2,500)		(161,457)	—		(161,457)
Other income:
Department of Energy cost share	—	71,109			71,109			71,109
Interest expense	—	(653)	409	(M)	(244)			(244)
Gain on investments, dividends and interest, held in Trust Account	2	—	(2)	(O)	—			—
Offering costs allocated to derivative liabilities	(749)	—			(749)			(749)
Change in fair value of derivative liabilities	(12,110)	—			(12,110)			(12,110)
Net loss	(12,971)	(88,387)	(2,093)		(103,451)	—		(103,451)
Net loss attributable to noncontrolling interest	—	—	(81,316)	(N)	(81,316)	(9,513)	(N)	(90,829)
Net loss attributable to NuScale Corp	$(12,971)	$(88,387)	$79,223		$(22,135)	$9,513		$(12,622)
Net loss per ordinary share
Weighted average shares outstanding of Class A redeemable ordinary shares	23,000,000				48,323,805			24,671,337
Basic and diluted net loss per ordinary share, Class A	$(0.56)			(P)	$(0.46)		(P)	$(0.51)
Weighted average shares outstanding of Class B non-redeemable ordinary shares	5,194,656
Basic and diluted net loss per ordinary share, Class B	$(2.50)
The accompanying notes are integral to the unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.   Basis of Presentation
The unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effect of the Transactions.
Under each redemption scenario presented, the Transactions are shown as a reverse recapitalization as provided under U.S. GAAP. Spring Valley is the acquired company, with NuScale LLC treated as the acquirer. This determination reflects NuScale Equityholders holding a majority of the voting power of NuScale Corp, NuScale LLC’s pre-merger operations being the majority post-merger operations of NuScale Corp, and NuScale LLC’s management team retaining similar roles at NuScale Corp. Accordingly, although Spring Valley will be the legal parent company, GAAP dictates that the financial statements of the NuScale Corp will represent a continuation of NuScale LLC’s operations, with the Transactions being treated as though NuScale LLC issued ownership interests for Spring Valley, accompanied by a recapitalization. The net assets of NuScale LLC are stated at historical cost, with no incremental goodwill or other intangible assets recorded for the effects of the Merger with Spring Valley.
2.   Reclassifications
Certain reclassification adjustments have been made to conform Spring Valley’s historical financial statement presentation to that of NuScale LLC’s as follows:
	Balance Sheet as of September 30, 2021
	Spring Valley Before Reclassifications	Reclassification Adjustments	Spring Valley After Reclassifications
Accounts payable and accrued expenses	$—	$355	$355
Accounts payable	345	$(345)	—
Accrued expenses	10	$(10)	—
	Statement of Operations for the Nine Months Ended September 30, 2021
	Spring Valley Before Reclassifications	Reclassification Adjustments	Spring Valley After Reclassifications
General and administrative	$—	$1,125	$1,125
Formation and operating costs	1,125	(1,125)	—
	Statement of Operations for the Year Ended December 31, 2020
	Spring Valley Before Reclassifications	Reclassification Adjustments	Spring Valley After Reclassifications
General and administrative	$—	$114	$114
Formation and operating costs	114	(114)	—
3.   Transaction Accounting Adjustments
The unaudited pro forma condensed combined financial information reflects:
(A)
The reclassification of cash and investments held in the Trust Account that becomes available at the Closing. Accordingly, cash and cash equivalents increased $232.3 million with elimination of investments held in brokerage account.

(B)
The gross proceeds of $211,000,000 from the PIPE Investment, in which 21,300,002 shares of NuScale Corp Class A Common Stock was issued pursuant to the Subscription Agreements. Accordingly, cash and cash equivalents increased by $211,000,000, with a corresponding increase in equity.

(C)
Estimated transaction costs in connection with the Transactions of $43.2 million under the Assuming No Redemptions scenario (of which $0.3 million was previously paid and recorded to accumulated deficit). Of the total, $31.0 million relates to advisory, legal, and other fees to be incurred, $4.1 million relates to PIPE Investment fees and $8.1 million relates to deferred underwriting fees. Of these expenses, $32.8 million are expected to be recorded in additional paid-in capital and $2.3 million is expected to be recorded to accumulated deficit, while the remaining $8.1 million is related to settlement of deferred underwriting fees payable.
(D)
The reclassification of Spring Valley Class A ordinary shares subject to possible redemption to NuScale Corp Class A Common Stock.

(E)
The recapitalization of NuScale LLC’s equity and issuance of 177,782,129 shares of NuScale Corp Class B Common Stock as consideration for the reverse recapitalization. Existing NuScale LLC common and preferred units have been reclassified to common stock and additional paid-in capital at carrying value. The reclassification of NuScale mezzanine equity reflects the final review by the Committee on Foreign Investment in the United States during the fourth quarter of 2021 which has been reclassified to permanent equity for this presentation.

(F)
The reclassification of the Spring Valley Founder Shares from Spring Valley Class B ordinary shares to Spring Valley Class A ordinary shares at close.

(G)
The reclassification of Spring Valley’s historical accumulated deficit to additional paid-in capital as part of the reverse recapitalization.

(H)
The conversion of a note payable from NuScale LLC to Fluor into NuScale LLC Common Units, which are subsequently re-classified in the Merger as 8,208,052 NuScale LLC Class B Units, and the related issuance in the Transactions of an equal number of shares of NuScale Corp Class B Common Stock (see (J) for subsequent adjustments to reflect NuScale Equityholders’ economic interest in NuScale LLC). Accordingly, additional paid-in capital increases by $13.9 million with an equal decrease to convertible notes payable.

(I)
Amounts paid to the Public Shareholders who are assumed to exercise redemption rights under the Assuming Maximum Redemptions scenarios. Under the Assuming Maximum Redemptions scenario, all 23,000,000 Spring Valley Class A ordinary shares would be redeemed for aggregate redemption payments of $232,200,000. The redemptions at an assumed redemption price of $10.10 per share results in a reduction to equity with a corresponding decrease in cash held in the Trust Account.

(J)
An adjustment to reflect noncontrolling interest holders’ economic share of combined equity, pursuant to the post-combination structure of the combined companies. The respective controlling interests and noncontrolling interests in NuScale LLC as reflected in NuScale Corp’s financial statements will depend on the level of redemptions. Following the Closing, holders of NuScale Corp Class A Common Stock will own direct controlling interests in the results of the combined entity, while the NuScale Equityholders will own an economic interest in NuScale LLC shown as noncontrolling interest in equity in the financial statements of NuScale Corp. The indirect economic interests are held by the NuScale Equityholders in the form of NuScale LLC Class B Units that, together with the cancellation for no consideration of NuScale Corp Class B Common Stock, can be exchanged, at the election of the holder of NuScale LLC Class B Units and NuScale Corp Class B Common Stock, for NuScale Corp Class A Common Stock or, in certain circumstances including at the election of NuScale Corp, cash in an amount equal to the fair value of NuScale Corp Class A Common Stock. If NuScale Corp elects that the exchanged NuScale LLC Class B Units, together with cancellation for no consideration of the Class B Common Stock, will be settled in cash, the cash used to settle the exchange must be funded through an underwritten offering of NuScale Corp Class A Common Stock.

The following table summarizes the economic interests of NuScale Corp between the holders of NuScale Corp Class A Common Stock and indirect economic interests held by NuScale LLC Class B Unitholders (assuming all NuScale LLC Class B Units are exchanged for NuScale Corp Class A Common Stock) under each of the redemption scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions
	Economic Interests	% of Economic Interests	Economic Interests	% of Economic Interests
NuScale Corp Class A Common Stock	48,323,805	21.4%	24,671,337	12.2%
NuScale Class B Units (Noncontrolling interest)	177,782,129	78.6%	177,782,129	87.8%
	226,105,934	100.0%	202,453,466	100.0%
The noncontrolling interest may decrease according to the number of shares of NuScale Corp Class B Common Stock and NuScale LLC Class B Units that are exchanged for shares of NuScale Corp Class A Common Stock. The calculation of noncontrolling interest is based on the net assets of NuScale Corp following the completion of the Transactions. Accordingly, in the Assuming No Redemptions scenario, noncontrolling interest increased to $377.2 million with a corresponding decrease in additional paid-in capital and accumulated deficit. In the Assuming Maximum Redemptions scenario, noncontrolling interest decreased to $217.4 million with a corresponding increase to additional paid-in capital and accumulated deficit.
(K)
Adjustments for deferred taxes, which arise from differences between the financial statement and tax basis in the NuScale LLC interests, including legacy step-up basis adjustments, and net operating losses recorded at NuScale Corp. The adjustments for deferred taxes assume:

I.
the GAAP balance sheet as of September 30, 2021 is adjusted for the pro forma entries described herein,

II.
the estimated tax basis as of September 30, 2021 is adjusted for the pro forma entries described herein,

III.
a full valuation allowance is established to offset the net deferred tax assets based upon the assessment of realizability, and

IV.
no material changes in tax law.

NuScale Corp accrues liabilities or adjusts deferred taxes for unrecognized tax benefits. NuScale Corp has not recorded any unrecognized tax benefits as of September 30, 2021, that, if recognized, would affect its annual effective tax rate. However, as NuScale Corp continues to evaluate various accounting considerations, it may record uncertain tax positions under GAAP.
(L)
No adjustments are reflected for the effects of the Tax Receivable Agreement, more fully described elsewhere in this Proxy Statement/Prospectus. As part of closing the Transactions, NuScale Corp will be a party to a Tax Receivable Agreement under which NuScale Corp will make payments to the TRA holders in respect of 85% of the net tax benefit to NuScale Corp of certain tax attributes. NuScale Corp anticipates that it will account for the income tax effects resulting from future taxable exercises of the redemption or call rights set forth in the A&R NuScale LLC Agreement by recognizing an increase in deferred tax assets, based on enacted tax rates at the date of each exchange. If there were an exchange of all the outstanding NuScale LLC common units immediately after the Transaction, the estimated tax benefits to NuScale Corp, subject to the Tax Receivable Agreement, would be approximately $604.8 million offset by related undiscounted payment to the TRA Holders equal to 85% of the benefit received of $514.1 million based on certain assumptions, including that NuScale Corp has sufficient taxable income to realize the tax benefit; there are no material tax law changes; and the fair market value of the exchanged shares is equal to $10 per share. At this time, a full valuation allowance would be established on any deferred tax asset created based on NuScale LLC’s current assessment of the future realizability. Therefore, no liability related to future TRA payments has been reflected.
(M)
The estimated changes in interest expense for the assumed conversion of the Fluor Convertible Note (refer to adjustment (H) for details). Accordingly, interest expense decreased by $0.3 million and $0.4 million for the nine months ended September 30, 2021 and year ended December 31, 2020, respectively.

The net loss of NuScale Corp being reduced as summarized below.
	Nine months ended September 30, 2021		Year ended December 31, 2020
(amounts in thousands)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	(71,522)	(71,522)	(103,451)	(103,451)
Noncontrolling interest percentage	78.6%	87.8%	78.6%	87.8%
Noncontrolling interest pro forma adjustment	(56,219)	(62,795)	(81,316)	(90,829)
Net loss attributable to NuScale Corp	(15,303)	(8,727)	(22,135)	(12,622)

(N)
The elimination of interest income and gain earned on the Trust Account.

(O)
The net loss per share calculated using the weighted average shares outstanding and the issuance of additional shares of NuScale Corp Class A Common Stock in connection with the Transactions, assuming that the shares were outstanding since January 1, 2020. The calculation of weighted average shares outstanding for net loss per share assumes that the shares issuable related to the Transactions have been outstanding for the entire period presented.

Under all scenarios presented, the unaudited pro forma condensed combined financial information reflects a net loss for NuScale Corp and therefore all potentially dilutive securities are anti-dilutive.
In addition, each NuScale LLC Class B Unit may be exchanged, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock for no consideration, for (i) one share of NuScale Corp Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification, or (ii) an equivalent amount of cash, subject to certain restrictions. If all NuScale LLC Class B Units and NuScale Corp Class B Common Stock were exchanged immediately following the Transactions, NuScale Corp Class A Common Stock outstanding would increase by 177,782,129 shares. In computing the dilutive effect, if any, the net income available to holders of NuScale Corp Class A Common Stock would increase due to elimination of the noncontrolling interest associated with the NuScale LLC Class B Units (including any tax impact). For the periods presented, such exchange is not reflected in the earnings per share calculation as the assumed exchange would be anti dilutive.
	Nine months ended September 30, 2021		Year ended December 31, 2020
(amounts in thousands, except per share amounts)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss attributable to NuScale Corp	(15,303)	(8,727)	(22,135)	(12,622)
Weighted average NuScale Corp Class A Common Stock outstanding, basic and diluted	48,323,805	24,671,337	48,323,805	24,671,337
Net loss per share of NuScale Corp Class A Common Stock, basic and diluted	(0.32)	(0.35)	(0.46)	(0.51)

	Nine months ended September 30, 2021		Year ended December 31, 2020
(amounts in thousands, except per share amounts)	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
Spring Valley Class A Shareholders	23,000,000	—	23,000,000	—
Spring Valley Founders	4,023,803	3,371,335	4,023,803	3,371,335
PIPE Investors	21,300,002	21,300,002	21,300,002	21,300,002
Pro forma shares outstanding, basic and diluted	48,323,805	24,671,337	48,323,805	24,671,337

(P)
An adjustment for $2.5 million of estimated transaction costs in connection with the Transactions expected to be incurred during the first annual period post-close, of which $0.3 million were incurred during the nine months ended September 30, 2021. Such costs are non-recurring and were reflected as if incurred on January 1, 2020, the date the Transactions occurred for the purposes of the unaudited pro forma condensed combined statements of operations.

INFORMATION ABOUT SPRING VALLEY
We are a blank check company incorporated on August 20, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. We reviewed a number of opportunities to enter into a business combination with an operating business, and we entered into the Merger Agreement on December 13, 2021. We intend to finance the Transactions through the issuance of 177,782,129 newly issued shares of NuScale Corp Class B Common Stock, which will be exchangeable, together with 177,782,129 NuScale LLC Class B Units, for 177,782,129 shares of NuScale Corp Class A Common Stock.
The Sponsor is an affiliate of Pearl, a Dallas, Texas-based investment firm with $1.2 billion of committed capital under management as of February 2021. Pearl was founded by William Quinn in 2015 and focuses on partnering with best-in-class management teams to invest in the North American energy industry, typically targeting opportunities requiring $25,000,000 to $100,000,000 of equity capital. Over the course of their careers, the principals at Pearl have executed on billions of dollars of aggregate transaction value through direct investment, financing and acquisitions, with experience spanning from venture to late stage buyout and across all parts of the business cycle.
On November 27, 2020, Spring Valley completed its Initial Public Offering of 20,000,000 Units, plus an additional 3,000,000 Units subsequently issued upon full exercise of the underwriters’ overallotment option, at a price of $10.00 per unit generating gross proceeds of $230,000,000 before underwriting discounts and expenses. Each unit consisted of one Spring Valley Class A ordinary share and one-half of one Spring Valley Public Warrant. Each whole Spring Valley Public Warrant entitles the holder thereof to purchase one Spring Valley Class A ordinary share at an exercise price of $11.50 per share, subject to certain adjustments. Simultaneous with the closing of its Initial Public Offering, Spring Valley completed the private placement of 8,900,000 Spring Valley Private Placement Warrants at a price of $1.00 per Spring Valley Private Placement Warrant to the Sponsor. The Spring Valley Private Placement Warrants sold in the private placement are substantially identical to the Spring Valley Public Warrants forming a part of the warrants sold in the Initial Public Offering, except that if held by the Sponsor or its permitted transferees, they (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of Spring Valley’s initial business combination. Prior to the consummation of Spring Valley’s Initial Public Offering, neither Spring Valley, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving Spring Valley.
Following the closing of our Initial Public Offering, an amount equal to $232,300,000 of the net proceeds from our Initial Public Offering and the sale of the Spring Valley Private Placement Warrants was placed in the Trust Account. The Trust Account may be invested only in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct United States government treasury obligations. As of September 30, 2021, funds in the Trust Account totaled approximately $232,316,486, all of which were held in United States treasury securities. These funds will remain in the Trust Account, except for the withdrawal of interest to pay income taxes, if any, until the earliest of (i) the completion of Spring Valley’s initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Organizational Documents to modify the substance and timing of our obligation to redeem 100% of the Public Shares if Spring Valley does not complete a business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), or (iii) the redemption of all of the Public Shares if Spring Valley is unable to complete a business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), subject to applicable law.
Spring Valley’s Units, Public Shares and Spring Valley Public Warrants are currently listed on Nasdaq under the symbols “SVSVU,” “SV” and “SVSVW,” respectively.
Financial Position
As of September 30, 2021, in the Trust Account, we had approximately $232,316,486 held in marketable securities, not taking into account payment of $8,050,000 of deferred underwriting commissions. With the funds available, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using Spring Valley’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.
Effecting Our Business Combination
Fair Market Value of Target Business
The Nasdaq Listing Rules require that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. The Spring Valley Board determined that this test was met in connection with the proposed Transactions.
Lack of Business Diversification
For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:
•
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•
cause us to depend on the marketing and sale of a single product or limited number of products or services.

Redemption Rights for Public Shareholders upon Completion of the Merger
We are providing our Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account was approximately $10.10 per Public Share as of September 30, 2021. The per share amount we will distribute to shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that we will pay to the underwriters of our Initial Public Offering. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. There will be no redemption rights upon the completion of our initial business combination with respect to Spring Valley Warrants. Further, we will not proceed with redeeming our Public Shares, even if a Public Shareholder has properly elected to redeem its shares, if the Merger does not close. The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Spring Valley Founder Shares and Public Shares held by them in connection with (i) the completion of the Merger and (ii) a shareholder vote to approve an amendment to our Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of Spring Valley Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) or (B) with respect to any other provision relating to the rights of holders of Spring Valley Class A ordinary shares. The redemptions referred to herein shall take effect as repurchases under the

Existing Organizational Documents. No consideration was given to the Sponsor or Spring Valley’s current officers and directors in exchange for such waiver.
Limitations on Redemption Rights
Notwithstanding the foregoing, the Existing Organizational Documents provide that in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules).
Redemption of Public Shares and Liquidation if No Business Combination
We have until May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) to complete a business combination. If we are unable to consummate an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Spring Valley Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to consummate an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). The Existing Organizational Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Spring Valley Founder Shares they hold if we fail to consummate an initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination by May 27, 2022, or November 27, 2022, as applicable). No consideration was given to the Sponsor or Spring Valley’s current officers and directors in exchange for such waiver.
The Sponsor, and our executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of Spring Valley Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) or (B) with respect to any other provision relating to the rights of holders of Spring Valley Class A ordinary shares, unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by the Sponsor, any executive officer, director or director nominee, or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds of our Initial Public Offering held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.
If we were to expend all of the net proceeds of our Initial Public Offering and the sale of Spring Valley Private Placement Warrants other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be $10.10. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.10. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of our Initial Public Offering will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (other than our independent registered accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our tax obligations, and the

Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per Public Share.
We will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our Initial Public Offering against certain liabilities, including liabilities under the Securities Act. At September 30, 2021, we had access to up to $1,190,307 from the proceeds of the Initial Public Offering and the sale of the Spring Valley Private Placement Warrants with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.
If we file a bankruptcy or insolvency or an involuntary bankruptcy or insolvency is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.10 per Public Share to our Public Shareholders. Additionally, if we file a bankruptcy or insolvency or an involuntary bankruptcy or insolvency is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.”
As a result, a bankruptcy trustee could seek to recover some or all amounts received by our shareholders. Furthermore, the Spring Valley Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
See “Risk Factors — Risks Related to the Transactions and Spring Valley — In the event we distribute the proceeds in the Trust Account to Public Shareholders and subsequently file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the Spring Valley Board may be exposed to claims of punitive damages.”
Employees
We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Directors and Executive Officers
Our executive officers and directors are as follows:
Name	Age	Position
Christopher Sorrells	53	Chief Executive Officer and Director
William Quinn	51	Chairman and Director
Jeffrey Schramm	51	Chief Financial Officer
Robert Kaplan	48	Vice President of Business Development
Debora Frodl	56	Director
Richard Thompson	72	Director
Patrick Wood, III	59	Director
Christopher Sorrells serves as our Chief Executive Officer and as a member of the Spring Valley Board. Mr. Sorrells has been an investor, operator, advisor and board member in the Sustainability industry for over 20 years. Mr. Sorrells is also the Chief Executive Officer and a director of Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“Spring Valley II”), a special purpose acquisition company similar to our company that was formed to consummate an initial business combination. Mr. Sorrells has served as the Chief Executive Officer of Spring Valley II since 2021. Mr. Sorrells currently serves as Lead Director and Chairman of the Compensation Committee for Renewable Energy Group, Inc. (Nasdaq: REGI), having previously served as Vice Chairman of its board and led the $100.0 million financing in 2006 to create the company. Renewable Energy Group, Inc.’s revenues have grown from $85.0 million in 2008 to $2.6 billion in 2019 via organic growth and an aggressive acquisition strategy. In addition, the stock price for Renewable Energy Group, Inc. has appreciated significantly since its Initial Public Offering in January 2012 while its market capitalization has grown to $4.6 billion as of February 16, 2021. Previously, Mr. Sorrells served as a Managing Director and then as an Operating Partner of NGP Energy Technology Partners (“NGP ETP”), an affiliate of Natural Gas Partners (“NGP”), a leading energy private equity fund with $20.0 billion of assets under management, which he helped grow into one of the most successful Sustainability-focused private equity funds. Mr. Sorrells and/or his former firms including NGP ETP have invested in over 30 Sustainability platforms in a broad range of companies across the Sustainability industry, including Renewable Energy Group, Inc. (Nasdaq: REGI), Power-One, Inc. (formerly Nasdaq: PWER), Caminus Corporation (formerly Nasdaq: CAMZ), Waste Resource Management, Inc., TPI Composites, Inc. (Nasdaq: TPIC) and others. In addition to leading investments, Mr. Sorrells has held a number of board positions for numerous public and private firms, including groSolar (which was later sold to EDF Renewables Inc.), GSE Systems, Inc. (Nasdaq: GVP) and Living Earth (which was later sold to Bain Capital Double Impact). As an operator, Mr. Sorrells has held a variety of senior executive leadership roles at Sustainability-focused companies including serving as Chief Operating Officer and Director of GSE Systems, Inc. Mr. Sorrells started his career in the energy, power and Sustainability industries as an investment banker at Salomon Smith Barney in 1996 and later at Banc of America Securities LLC where he created one of the first Sustainability-focused investment banking teams in 2000. Mr. Sorrells received his Master of Accounting from University of Southern California, an M.B.A. from The College of William and Mary and a B.A. from Washington and Lee University. Mr. Sorrells has more than 10 years of prior experience in the nuclear industry as an investor, board member and operator, which we believe makes him well suited to serve as a member of the NuScale Corp Board.
William Quinn serves as the Chairman of the Spring Valley Board. Since 2021, Mr. Quinn has also served as the Chairman of the board of directors of Spring Valley II and Victory Acquisition Corp., a Cayman Islands exempted company (“Victory”), a special purpose acquisition company similar to our company that was formed to consummate an initial business combination. Mr. Quinn has over 25 years of private equity investment experience and has been involved in transactions totaling in the multi-billion dollars in aggregate value. Currently, Mr. Quinn is the Managing Partner of Pearl, an investment firm with $1.2 billion of committed capital under management that he founded in 2015. Prior to founding Pearl, Mr. Quinn served as a Co-Managing Partner of Natural Gas Partners. During Mr. Quinn’s time at NGP, the firm raised funds totaling over $10.0 billion in cumulative committed capital, made multiple investments in the upstream, midstream and oilfield service and created a dedicated sustainable technology investment platform, NGP Energy Technology Partners. Mr. Quinn was a key contributor to the formation of NGP ETP in 2005 and served on its investment committee until 2013, during which time he oversaw their investments in the Sustainability, oil and gas, power, environmental, energy efficiency and clean energy subsectors, including Renewable Energy Group, Inc. (Nasdaq: REGI) and TPI Composites, Inc. (Nasdaq: TPIC), a global leader in wind blade manufacturing. Prior to joining NGP, Mr. Quinn worked at Rainwater, Inc. and Hicks, Muse, Tate and Furst, Inc. and worked as an analyst in the investment banking divisions of Bear Stearns & Co. and BT Securities Corporation. Mr. Quinn has served on the board of directors of numerous public and private companies, including Resolute Energy Corporation (NYSE: REN), which was taken public via Hicks Acquisition Company I in 2009 and subsequently sold to Cimarex Energy Co. (NYSE: XEC) in early 2019, and Eagle Rock Energy Partners, L.P. (Nasdaq: EROC). In addition to his investing activities, Mr. Quinn serves on the Board of Overseers of the Wharton School of the University of Pennsylvania and serves as a guest lecturer on private equity investing at Stanford University’s Graduate School of Business and the Wharton School of the University of Pennsylvania. Mr. Quinn received a B.S.E. in Finance from the Wharton School of the University of Pennsylvania, and an M.B.A. from the Stanford University Graduate School of Business.
Jeffrey Schramm serves as our Chief Financial Officer. Mr. Schramm has over 20 years of leadership, finance and operations experience in advanced materials and specialty chemical organizations with a deep understanding of the Sustainability industry, having worked with some of the leading venture capital and private equity funds such as Kleiner Perkins, Index Ventures and NGP Energy Technology Partners. Since 2021, Mr. Schramm has also served as the Chief Financial Officer of Spring Valley II and Victory. Previously, Mr. Schramm served as Chief Financial Officer at Lehigh from 2009 until 2019 where he was responsible for raising both debt and equity, as well as financial and administrative functions. Mr. Schramm was instrumental in Lehigh’s sale to a publicly traded company and largest tire manufacturer in Europe, Michelin, as the key part of its sustainability initiative. Prior to that, Mr. Schramm served as Vice President of Finance for Euramax International, Inc. (now OmniMax International, Inc.) in the Exterior Products & Fabral (fabrication) divisions from 2007 until 2009 where he managed a large multi-location team supporting revenues close to $1.0 billion annually. From 2000 to 2007, Mr. Schramm was with Kemira Chemicals, Inc. (formerly Vulcan Performance Chemicals) as head of Financial Planning & Analysis and North American CFO over the Pulp & Paper and Water Treatment specialty chemical businesses. During his time at Kemira Chemicals, Inc., Mr. Schramm was a key member of the acquisition team acquiring the Pulp & Paper chemicals business from Lanxess (LXS.DE) and the Pulp & Paper business from FinnChem USA. From 1993 to 2000, Mr. Schramm began his career at Milliken & Company in various roles starting in Accounting, Controllership and later served as Financial Planning & Analysis Manager in Procurement. Mr. Schramm earned a B.S. in Corporate Finance and Investment Management from the University of Alabama, and an M.B.A. from LaGrange College.
Robert Kaplan serves as our Vice President of Business Development. Mr. Kaplan is also the Vice President of Business Development of Spring Valley II, in which capacity he has served since 2021. Mr. Kaplan has over 20 years of investment banking experience in the Sustainability industry. Mr. Kaplan has been involved in over 60 transactions totaling $6.0 billion in transaction value. Mr. Kaplan was most recently Managing Director of Clean Technologies / Renewables at Stifel. In this role, Mr. Kaplan was responsible for the firm’s capital markets and advisory services in various sustainability subsectors, including, clean energy, biofuels, energy storage, energy efficiency, mobility and environmental technologies. Mr. Kaplan joined Stifel in 2010 in connection with Stifel’s acquisition of TWP in 2010. Mr. Kaplan joined TWP in 2007 as a Vice President in the Technology investment banking group with a focus on sustainable technologies. Prior to joining TWP, Mr. Kaplan started his investment banking career at First Albany where he was a founding member of one of the first Sustainability focused banking franchises on Wall Street. During his tenure at First Albany, Mr. Kaplan completed many of the industry’s first public offerings in various sustainability subsectors, such as solar, alternative fuels, mobility, fuel cells and the smart grid. Mr. Kaplan serves on the board of directors of TWO NIL, LLC. Mr. Kaplan received a B.S. in Finance from Lehigh University and an M.B.A. from the NYU Stern School of Business.
Debora Frodl serves as a member of the Spring Valley Board. Ms. Frodl has over 30 years of international business experience with General Electric Company. From 2012 to 2017, Ms. Frodl served as the Global Executive Director of Ecomagination. Ms. Frodl repositioned this sustainable technology strategy into one of multi-faceted innovation and expansive global growth. During Ms. Frodl’s tenure from 2012 to 2017, GE

Ecomagination’s revenues exceeded $125.0 billion. From 2010 to 2012, Ms. Frodl served as GE’s Chief Strategy Officer and Global Alternative Fuels Leader where she pioneered the business strategy to decarbonize the commercial fleet industry through alternative fuel vehicles and infrastructure technologies. From 2005 to 2010, Ms. Frodl served as Chief Commercial Officer of GE Capital Fleet Services, from 2004 to 2005, as Chief Marketing Officer of GE Capital Commercial Equipment Finance and from 2002 to 2004, as Chief Executive Officer of GE Capital Dealer Finance. From 1999 to 2004, Ms. Frodl served as Chief Executive Officer of GE Capital Public Finance. Currently, Ms. Frodl serves on the board of directors for Renewable Energy Group, Inc. and ITC Holdings Corp. and Chair of the board for XL Hybrids, a leader in smart vehicle electrification for commercial fleets. Ms. Frodl has been recognized by Green Building & Design as 2017 “Woman in Sustainability Leadership,” Women’s Council on Energy and the Environment as 2014 “Woman of the Year,” Connected World Magazine as 2013 “Top Women in M2M.” Ms. Frodl holds an M.B.A. from the University of St. Thomas and BSBA from Minnesota State University.
Richard Thompson serves as a member of the Spring Valley Board. Mr. Thompson is also a member of the board of directors of Spring Valley II, in which capacity he has served since 2021. Mr. Thompson has over 35 years of international business experience in renewable energy, power electronics and semiconductors, including several billion-dollar public exits in the Sustainability industry. Currently, Mr. Thompson is a strategic adviser to Sumeru Equity Partners, a technology-focused private equity firm. From 2014 to 2016, Mr. Thompson was Executive Chairman of AVI-SPL, an $580.0 million privately held, global leader in video communications. From 2008 to October 2013, Mr. Thompson was President, Chief Executive Officer and a Director of Power-One, Inc. (formerly Nasdaq: PWER), a leading provider of renewable energy and power conversion solutions. During his tenure, Mr. Thompson successfully led the company through restructuring to become one of the largest renewable energy inverter suppliers worldwide, generating over $1.0 billion in sales in 2012, along with its sale to ABB (NYSE: ABB) for over $1.0 billion in equity value. Prior to joining Power-One, Inc., Mr. Thompson was Chief Financial Officer of American Power Conversion Corporation (Nasdaq: APCC) from 2005 to 2007, which was acquired in March 2007 by a French competitor, Schneider Electric SA (Paris: SU.PA), in an auction for $6.0 billion in enterprise value. From 1997 to 2005, Mr. Thompson was Chief Financial Officer of Artesyn Technologies (Nasdaq: ATSN) and was instrumental in creating one of the leading power component companies in the industry which was later sold to Emerson (NYSE: EMR) for $500.0 million. In addition to his role at Artesyn, Mr. Thompson was also General Manager of Spider Software and led the company’s merger with Zytec Inc. that created a robust power component and computer board business.
Patrick Wood, III serves as a member of the Spring Valley Board. Mr. Wood has over 25 years of experience in the development, financing, regulation, and the legal and policy issues of energy infrastructure. Currently, Mr. Wood serves as CEO of the Hunt Energy Network, a distributed energy platform company, since February 2019. Known for his role in setting up competitive energy markets in Texas and across the country, Mr. Wood served as Chairman of both the Public Utility Commission of Texas from 1995 to 2001 and the Federal Energy Regulatory Commission from 2001 to 2005. Since leaving public service, Mr. Wood has focused on developing energy infrastructure projects and companies. Mr. Wood currently serves as a director of SunPower (Nasdaq: SPWR) and of Quanta Services, Inc. (NYSE: PWR), including his recent appointment to Luma Energy, overseeing the Quanta-ATCO joint venture to operate the Puerto Rico utility system. Mr. Wood served as board chairman of independent power producer Dynegy from its emergence from bankruptcy in 2012 through its merger with Vistra Energy in 2018 for $1.7 billion in an all-stock deal, creating a $10.0 billion publicly traded equity valued company upon closing. Mr. Wood was a strategic advisor to Natural Gas Partners from 2005 to 2014, when he became an independent director of Memorial Resources Development (Nasdaq: MRD) upon its IPO in 2014. MRD was subsequently sold to Range Resources in 2016 for $4.2 billion in enterprise value. Mr. Wood was also a past director of TPI Composites, Inc. (Nasdaq: TPIC) and has prior affiliations with InfraREIT (NYSE: HIFR), Airtricity, First Wind, Texas Genco, The Texas A&M Smart Grid Council, the American Council on Renewable Energy, and remains a member of the National Petroleum Council.
Number and Terms of Office of Officers and Directors
The Spring Valley Board is divided into three (3) classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Thompson and Mr. Wood, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Ms. Frodl, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Mr. Sorrells and Mr. Quinn, will expire at our third annual meeting of shareholders.
Prior to the completion of an initial business combination, any vacancy on the Spring Valley Board may be filled by a nominee chosen by holders of a majority of Spring Valley Class B ordinary shares. In addition, prior to the completion of an initial business combination, holders of a majority of Spring Valley Class B ordinary shares may remove a member of the Spring Valley Board for any reason.
Our officers are appointed by the Spring Valley Board and serve at the discretion of the Spring Valley Board, rather than for specific terms of office. The Spring Valley Board is authorized to appoint persons to the offices set forth in the Existing Organizational Documents as it deems appropriate. The Existing Organizational Documents provide that our officers may consist of one or more chairman of the Spring Valley Board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Spring Valley Board.
Committees of the Spring Valley Board
The Spring Valley Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Each committee operates under a charter that has been approved by the Spring Valley Board and has the composition and responsibilities described below. The charter of each committee is available on our website.
Audit Committee
We established an audit committee of the Spring Valley Board. Debora Frodl, Richard Thompson and Patrick Wood, III serve as members of our audit committee. The Spring Valley Board has determined that each of Debora Frodl, Richard Thompson and Patrick Wood, III are independent. Richard Thompson serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq and the Spring Valley Board has determined that Richard Thompson qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
The audit committee is responsible for:
•
meeting with our independent registered public accounting firm regarding, among other issues, audits and adequacy of our accounting and control systems;

•
monitoring the independence of the independent registered public accounting firm;

•
verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•
inquiring and discussing with management our compliance with applicable laws and regulations;

•
pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•
appointing or replacing the independent registered public accounting firm;

•
determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•
monitoring compliance on a quarterly basis with the terms of our Initial Public Offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our Initial Public Offering; and

•
reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the Spring Valley Board, with the interested director or directors abstaining from such review and approval.

Nominating Committee
We established a nominating committee of the Spring Valley Board. The members of our nominating committee are Debora Frodl, Richard Thompson and Patrick Wood, III and Debora Frodl serves as chairman of the nominating committee. The Spring Valley Board has determined that each of Debora Frodl, Richard Thompson and Patrick Wood, III are independent.
The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the Spring Valley Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which are specified in a charter adopted by us, generally provide that persons to be nominated:
•
should have demonstrated notable or significant achievements in business, education or public service;

•
should possess the requisite intelligence, education and experience to make a significant contribution to the Spring Valley Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•
should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Spring Valley Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.
Compensation Committee
We established a compensation committee of the Spring Valley Board. The members of our compensation committee are Debora Frodl, Richard Thompson and Patrick Wood, III and Patrick Wood, III serves as chairman of the compensation committee.
The Spring Valley Board has determined that each of Debora Frodl, Richard Thompson and Patrick Wood, III are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our President’s, Chief Financial Officer’s and Chief Operating Officer’s performance, evaluating our President’s, Chief Financial Officer’s and Chief Operating Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our President, Chief Financial Officer and Chief Operating Officer based on such evaluation;

•
reviewing and approving the compensation of all of our other Section 16 executive officers;

•
reviewing our executive compensation policies and plans;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting management in complying with our proxy statement and annual report disclosure requirements;

•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•
producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Spring Valley Board.
Code of Ethics
We adopted a code of ethics applicable to our directors, officers and employees (“Code of Ethics”). A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file.
Conflicts of Interest
Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with the Existing Organizational Documents. We have the right to seek damages if a duty owed by any of our directors is breached. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Organizational Documents or alternatively by shareholder approval at general meetings.
Prior to the consummation of the Transactions, certain of our officers and directors presently have, and any of them in the future are expected to have, additional fiduciary and contractual duties to other entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under the Cayman Islands Companies Act, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity before we can pursue such opportunity. The Existing Organizational Documents provide that Spring Valley renounces its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Spring Valley, respectively, and such opportunity is one Spring Valley is legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue. Spring Valley is not aware of any such corporate opportunities not being offered to Spring Valley and does not believe that waiver of the corporate opportunities doctrine has materially affected Spring Valley’s search for an acquisition target or will materially affect Spring Valley’s ability to complete its initial business combination.
Potential investors should also be aware of the following other potential conflicts of interest:
•
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of the Transactions. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•
The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Spring Valley Class B ordinary shares and Public Shares held by them in connection with (i) the completion of the Transactions and (ii) a shareholder vote to approve an amendment to our Existing Organizational Documents (A) that would modify the substance or timing of our obligation to provide holders of Spring Valley Class A ordinary shares the right to have their shares redeemed in connection with the Transactions or to redeem 100% of our Public Shares if we do not complete an initial business combination May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option) or (B) with respect to any other provision relating to the rights of holders of Spring Valley Class A ordinary shares. No consideration was given to the Sponsor or Spring Valley’s current officers and directors in exchange for such waiver.

•
The Sponsor has entered into an agreement with us, pursuant to which the parties thereto agreed, among other things, (i) to certain vesting and forfeiture terms with respect to up to 35% of the NuScale Corp Common Stock beneficially owned by the Sponsor immediately following the Closing, and (ii) to subject the Sponsor to a post-Closing lock-up period that ends on the earlier to occur of one year after the Closing Date and if, following the 150th day after the Closing Date, over any 20 trading days within any 30 trading day period, the VWAP of the NuScale Corp Common Stock is greater than or equal to $12.00 per share, then upon the close of such 20th trading day, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

•
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•
The Sponsor paid an aggregate of $25,000 for 7,187,500 Spring Valley Class B ordinary shares, 5,750,000 of which are currently owned directly or indirectly by the Initial Shareholders, the aggregate value of which is estimated to be approximately $72,234,375, assuming the per share value of the NuScale Corp Class A Common Stock is the same as the $10.05 per share closing price of the Spring Valley Class A ordinary shares on Nasdaq as of January 4, 2022, and these Spring Valley Class B ordinary shares will be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option).

•
The Sponsor paid $8,900,000 for its Spring Valley Private Placement Warrants, the aggregate value of which is estimated to be approximately $12,015,000, assuming the per warrant value of the NuScale Corp Warrants is the same as the $1.35 per warrant closing price of the Spring Valley Warrants on

Nasdaq as of January 4, 2022, and the Spring Valley Private Placement Warrants would be worthless if a business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option).
•
The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

•
The Sponsor purchased its Spring Valley Class B ordinary shares from Spring Valley at a price of approximately $0.003 per Spring Valley Class B ordinary share, or an aggregate purchase price of $25,000. Given the differential in purchase price that the Sponsor paid for the Spring Valley Class B ordinary shares as compared to the price of the Spring Valley units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Spring Valley public shareholders experience a negative rate of return following the business combination.

•
Spring Valley’s independent directors own an aggregate of 120,000 Spring Valley Class B ordinary shares that were issued to Spring Valley’s independent directors, which if unrestricted and freely tradeable would be valued at approximately $      , based on the closing price of Spring Valley Class A ordinary shares $      per share on     , 2021, the record date for the Spring Valley special meeting.

•
The Sponsor and Spring Valley’s officers and directors will lose their entire investment in Spring Valley and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). Accordingly, Spring Valley may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option). As of the record date, the Sponsor and Spring Valley’s officers and directors and their affiliates had incurred approximately $      of unpaid reimbursable expenses.

•
The anticipated appointment of Christopher Sorrells, a director of Spring Valley, to the NuScale Corp Board following the Closing.

•
The terms and provisions of certain additional agreements to be entered into pursuant to the Business Combination Agreement (collectively, the “Related Agreements”) as set forth in detail under the section entitled “The Transactions — Related Agreements.”

We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.
Accordingly, as a result of multiple business affiliations, Spring Valley’s officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. If any of the above executive officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to Spring Valley if such entity rejects the opportunity, subject to their fiduciary duties under the Cayman Islands Companies Act. Spring Valley does not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect Spring Valley’s ability to complete a business combination.
The Spring Valley Board considered a wide variety of factors in connection with its evaluation of the Transactions. In light of the complexity of those factors, the Spring Valley Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Spring Valley Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Spring Valley Board may have given different weight to different factors. This explanation of the reasons for the Spring Valley Board’s approval of the Transactions, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our Existing Organizational Documents. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions and the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Executive Compensation and Director Compensation and Other Interests
On August 21, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 7,187,500 Spring Valley Class B ordinary shares, of which 5,750,000 remain outstanding. On September 30, 2020, the Sponsor transferred 40,000 Spring Valley Founder Shares to each of Debora Frodl, Richard Thompson and Patrick Wood, III, the Company’s independent director nominees. On October 22, 2020, Sponsor irrevocably surrendered to Spring Valley for cancellation and for nil consideration 1,437,500 Spring Valley Class B ordinary shares resulting in 5,750,000 Spring Valley Class B ordinary shares outstanding. In addition, the Sponsor, executive officers and directors, and any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to the Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to the Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of the Transactions, directors or members of our management team who remain with us may be paid consulting or management fees by NuScale Corp. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by NuScale Corp to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined or recommended to the Spring Valley Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Spring Valley Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Director Independence
Nasdaq listing standards require that a majority of the Spring Valley Board be independent. An “independent director” is defined generally as a person other than an officer or employee of Spring Valley or its subsidiaries or any other individual having a relationship with Spring Valley which, in the opinion of the Spring Valley Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. The Spring Valley Board has determined that Debora Frodl, Richard Thompson and Patrick Wood, III are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending or, to our knowledge, threatened against us or any members of our management team in their capacity as such.
Properties
We currently maintain our executive offices at 2100 McKinney Ave, Suite 1675, Dallas, TX 75201. The cost for our use of this space is included in the $10,000 per month fee we will pay to an affiliate of the Sponsor for office space, administrative and support services, commencing on the date that our securities are first listed on Nasdaq. Upon consummation of the Transactions, the principal executive offices of NuScale Corp will be located at 6650 SW Redwood Lane, Suite 210, Portland, OR 97224.
Competition
If we succeed in effecting the Transactions with NuScale LLC, there will be, in all likelihood, significant competition from NuScale LLC’s competitors. We cannot assure you that, subsequent to the Transactions, we will have the resources or ability to compete effectively.
Periodic Reporting and Audited Financial Statements
Spring Valley has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Spring Valley’s annual reports contain financial statements audited by Spring Valley’s independent registered public accounting firm.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2021. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an EGC will we not be required to comply with the independent registered public accounting firm attestation requirement concerning our internal controls over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. We do not expect the Transactions to immediately effect our status as an EGC and, therefore, will continue to qualify for certain exemptions provided for EGCs, including those provided in Section 404 of the Sarbanes-Oxley Act.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an EGC. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an EGC until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our Initial Public Offering, (b) in which we have total annual gross revenue of at least $1,070,000,000, or (c) in which we are deemed to be a large accelerated filer, which means the market value of Spring Valley Class A ordinary shares that are held by non-affiliates exceeds $700,000,000 as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We expect to remain an EGC until December 31, 2025, the last day of the fiscal year following the fifth anniversary of the completion of our Initial Public Offering.

BUSINESS OF NUSCALE LLC
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of NuScale LLC.
Overview
NuScale LLC is redefining nuclear power through its proprietary and innovative SMR technology that will deliver safe, scalable, cost-effective and reliable carbon-free power. Our core technology, the NPM, can generate 77 MWe and is premised on well-established nuclear technology principles, with a focus on the integration of components, simplification or elimination of systems and use of passive safety features. We believe this results in a safe and highly reliable power plant, suitable to be sited close to where electricity or process heat is needed. Our flagship power plant, named VOYGR, is a scalable plant design that can accommodate up to 12 NPMs, resulting in a total gross output of 924 MWe. NuScale LLC expects the first VOYGR power plant to be operational in 2029, as reflected in its projected financial information disclosed under “The Transactions — The Spring Valley Board’s Reasons for the Transactions — Certain NuScale LLC Projected Financial Information.”
Since 2007, we and the DOE have invested over $1.3 billion toward the development of our NPM and VOYGR power plant technology and we have been issued 425 patents globally, with an additional 209 patents currently pending. In September 2020, NuScale LLC’s 12-module VOYGR-12 design (currently approved for 160 MWt or 50 MWe per NPM) became the first and only SMR to receive a U.S. Nuclear Regulatory Commission (“NRC”) Standard Design Approval (“SDA”). The approval was a critical milestone that allows customers to move forward with plans to develop VOYGR power plants, knowing that safety aspects of the NuScale LLC design are NRC-approved. In 2022, we plan to submit an application seeking an SDA for an increase in NPM power from 50 MWe to 77 MWe (160 MWt to 250 MWt) per module, which we expect to receive in 2024. NuScale LLC expects to be ready to deliver modules to customers by 2027.
The unique NuScale LLC SMR has several key defining characteristics, including:
•
Proven.   Our NPM technology leverages existing light water nuclear reactor technology and fuel supply that have been operating globally for over 60 years.

•
Simple.   NuScale LLC’s simple design, based on natural circulation, integrates the reactor core, steam generators and pressurizer in a single factory-built vessel and eliminates the need for reactor coolant circulating pumps, large bore piping and other components found in conventional large-scale nuclear reactors. This simplicity improves safety and reduces capital and operational costs.

•
Scalable.   In addition to its flagship 12-module (924 MWe) VOYGR-12 power plant, NuScale LLC will offer smaller power plant solutions including the six-module (462 MWe) VOYGR-6 and the four-module (308 MWe) VOYGR-4. These VOYGR power plants can commence operation with one module and scale to house up to their approved capacity of twelve, six or four modules, respectively. This scalability allows customers to right-size their up-front capital investment and economically increase installed capacity over time through the addition of NPMs as needed.

•
Safe.   VOYGR power plants have been designed to be the safest in the world, and have several key, industry-first advantages over conventional large-scale nuclear plants, including an unlimited “coping” period during which the NPMs can be shut down and kept in a safe condition without operator intervention, AC or DC power, or any additional cooling water. As a result, we have numerous operational and commercial advantages including a safety case that supports a small, site-boundary emergency planning zone (“EPZ”) designation by the NRC, as well as various resiliency and reliability features including the ability to start and operate a plant without AC or DC power to provide first-responder power.

In addition to the sale of NPMs and our VOYGR power plant designs, NuScale LLC will offer a diversified suite of services throughout the development and operating life of the power plant. Our suite of services includes licensing support, testing, training, fuel supply services, and program management, among others. We anticipate that our service offering will have high penetration rates across our customer base and will provide consistent, recurring revenues to NuScale LLC throughout the life of the VOYGR power plant. We expect service revenue to begin approximately eight years prior to a power plant’s commercial operation date and to extend throughout the life of the power plant.
Our potential customers are a mix of domestic and international governments, political subdivisions, utilities, state-owned enterprises and industrial companies in need of carbon-free, reliable energy. Our first contract to deploy a VOYGR power plant is with UAMPS. UAMPS is expected to deploy a six-module (462 MWe) VOYGR-6 power plant as part of its CFPP located at the Idaho National Laboratory near Idaho Falls, Idaho. Construction at the CFPP is expected to begin in 2025 and the plant is expected to be operational in 2029. Additionally, in November 2021, we signed a teaming agreement with S.N. Nuclearelectrica to advance the delivery of our technology in Romania as early as 2027. In total, our sales pipeline currently includes over 110 active customer opportunities and 19 signed Memoranda of Understanding (“MOUs”) globally, which is reflected in NuScale LLC’s projected financial information disclosed under “The Transactions — The Spring Valley Board’s Reasons for the Transactions — Certain NuScale LLC Projected Financial Information.”
To date, the DOE has granted NuScale LLC four separate cost-share awards totaling more than $656 million, including $350 million as part of a 5-year, $700 million 50/50 cost-share award granted in 2020. NuScale LLC also benefits from a global network of strategic investors and supply chain partners that we expect will play an integral role in bringing NuScale LLC’s technology to market around the world. Fluor, a leading global EPC firm, is the majority investor in NuScale and collaborates with NuScale on plant standard design and the provision of EPC services to NuScale’s customers. Other strategic investors and supply chain partners include Doosan; Sargent & Lundy, LLC; Sarens; JGC; IHI; GS Energy Corporation; and Samsung C&T, among others.
Industry
According to BloombergNEF’s New Energy Outlook 2021 “Red Scenario” (“NEO 2021”), which includes SMR capacity as part of the pathway to global net-zero carbon emissions, global power consumption is expected to increase 191% between 2020 and 2040, requiring approximately 22,000 gigawatts (“GW”) of additional generating capacity. Today, the energy and power markets are undergoing dramatic changes as they shift from fossil fuels to carbon-free sources. A series of technological, economic, regulatory, social and investor pressures are leading the drive to decarbonize electricity and other sectors, such as transportation (electric vehicles) and buildings (electric heating). As such, the majority of required global capacity additions, including the replacement of existing carbon-intensive power generation, is expected to come from carbon-free generation.
Technology Improvements.   Technology advancements will continue to have a tremendous influence on world energy mix in the future. According to the BloombergNEF, solar photovoltaic (“PV”) capacity has grown 37% annually since 2000 and now accounts for approximately 10% of global power generation capacity. A primary reason for this growth has been technological advances throughout the solar value chain, resulting in an approximate 96% decline in PV module prices from $4.90 to $0.20 per watt over that same period, according to International Energy Agency. We believe that technological improvements in SMRs and other carbon-free generation sources will catalyze similar adoption trends going forward.
Economic and Reliability Requirements.   Utilities are looking to deploy carbon-free power generation technologies due to a variety of economic and reliability drivers. Renewables, such as wind and solar, now have a levelized cost of electricity similar to that of many traditional forms of power and have become a focal point in the push to deploy carbon-free generation. However, renewables alone are not a practical solution for regional power grids and baseload generation is required to solve for factors such as intermittency, transmission constraints and land use limitations. In these cases, we believe that nuclear, and specifically SMRs, are the only viable carbon-free baseload power solution that can address the global need for carbon-free generation.
Regulatory Mandates and Government Funding.   On December 8, 2021, President Biden signed an executive order mandating all electricity procured by the government be 100% carbon pollution-free by 2030, including at least 50% from around-the-clock dispatchable generation sources. The order also requires that federally owned buildings produce no net emissions by 2045 and that each federal agency achieve 100% zero-emission vehicle acquisitions by 2035. Additionally, on November 15, 2021, the U.S. Infrastructure

Investment and Jobs Act was signed into law that includes $65 billion in funding for power and grid investments. This includes investments in grid reliability and resiliency as well as clean energy technologies such as carbon capture, hydrogen and advanced nuclear, including SMRs.
Internationally, more than 190 countries and the European Union have signed the Paris Agreement, which seeks to keep the rise in mean global temperature to below 2°C above pre-industrial levels. Currently, more than 130 countries, including China and the United States — the countries with the first and second largest CO2 emissions globally — have now set, or are considering setting, a target of reducing net emissions to zero by mid-century.
Social and Environmental Preferences.   The effects of climate change, including extreme weather events and rising temperature, and the resulting health and socio-economic stability of at-risk populations, have led to a societal focus on the environment. As a result, a global shift is occurring in societal preferences for a reduction in greenhouse gases and a move towards carbon-free power.
Investor Pressures.   ESG investing has accelerated as institutional investors shift their portfolios away from carbon-intensive assets. According to a recent study by the Global Sustainable Investment Alliance, in 2020 approximately 36% of global assets under management are “sustainable investments” that consider ESG factors. This shift in investor sentiment has caused many large integrated energy companies, such as BP plc and Royal Dutch Shell plc, to set decarbonization strategies and diversify into different forms of carbon-free energy.
Our Market Opportunity
According to the NEO 2021, approximately 16,000 GW of carbon-free generation capacity additions are required globally through 2040 to meet domestic and international climate goals. These additions are a result of the growth in projected power use and the replacement of existing carbon-intensive generation, primarily from coal, oil, and natural gas.
Although critical in helping meet climate goals, renewables, such as solar and wind, and hydroelectric are constrained due to intermittency, seasonality and issues associated with land use and grid interconnections. According to the U.S. Energy Information Administration, the average 2020 capacity factor (the ratio of actual power output over generation capacity) for solar, wind and hydro was 24.2%, 35.3%, and 40.7%, respectively, compared to 92.4% for nuclear. In most regions globally, flexible and dispatchable sources, such as long-duration storage, geothermal, gas, coal with carbon capture and nuclear will be essential. Among these sources, SMRs represent an attractive option based on their near-term viability, competitive costs, carbon-free emissions and reliability.
Market Opportunity and the Role of SMRs
SMRs are nuclear reactors rated to generate 300 MWe or less, are designed with scalable technology using module factory fabrication, and pursue economies of series production and short construction times. The four primary technologies currently being pursued in SMRs are water-cooled reactors, fast neutron reactors, high temperature gas reactors and molten salt reactors. Light water reactors, such as our NPM, are considered by the World Nuclear Association to have the lowest technological risk and are the most developed from a commercial perspective.
SMRs have a number of inherent advantages over traditional large-scale nuclear and other carbon-free power generation, including:
•
Simplicity of Design.   Large scale nuclear plants, which typically generate 1 GW or more, are complex in terms of design and construction. SMRs are simpler to manufacture, construct, operate and maintain. SMRs are also designed to eliminate many of the nuclear components needed in large-scale plants which adds to their simplicity.

•
Enhanced Safety Features.   Although our NPM is the only SMR with an NRC-approved safety case, according to the DOE, “small modular reactors have the potential for enhanced safety and security compared to earlier designs.” The smaller reactor core and reduced potential for off-site release from SMRs means SMRs may be located closer to population centers and industrial facilities needing process heat.
•
Economics versus Traditional Nuclear.   Traditional large-scale nuclear facilities have high upfront capital costs due to the size of the power plants as well as long construction times. These plants require significant resource planning and utilities have hesitated to deploy the capital necessary to build large-scale nuclear plants because of these high costs. SMRs are simpler, smaller and the reactors are largely factory built, leading to lower overall costs and greater cost predictability.

•
Modular and Scalable.   At 300 MWe or less, SMRs can more easily match customer needs and avoid surplus capacity. Modularity results in splitting power plant development between the factory and the field, reducing the schedule risk that has impacted large reactor construction projects. The NuScale LLC modular design has the benefit to customers of being right-sizable upon construction and scalable over time.

•
Smaller Footprint.   According to information published by E3 Consulting, we estimate that our SMR uses up to 99% less land per MWh compared to wind and solar projects. We expect this resource efficiency will also extend to construction materials, such as steel, cement, concrete, and glass: according to a 2015 DOE study, nuclear power generators required 90% less construction material on a tons per terawatt-hour basis than wind and solar upstream collection systems and generators. Furthermore, SMRs can be sited closer to the end-user, significantly reducing the need for transmission infrastructure while also providing ancillary benefits such as process heat to end users.

Our Technology

Our NPM is the product of approximately 14 years of research and development by NuScale LLC and key collaborators, including Oregon State University and the Idaho National Laboratory. Over $1.3 billion (including non-dilutive DOE grants) has been invested to date and the technology is protected by 634 issued and pending patents globally.
A NuScale LLC power plant is composed of multiple NPMs. Each NPM is capable of producing 77 MWe. The NPM consists of an integral reactor composed of the reactor core, helical coil steam generators and pressurizer within the reactor pressure vessel, enclosed in a steel containment vessel. The reactor core consists of an array of fuel assemblies and control rod clusters at standard enrichments. The helical coil steam generator consists of two independent sets of tube bundles with separate feedwater inlet and steam outlet lines. The integral reactor measures 65 feet tall and 9 feet in diameter. The containment vessel measures 76 feet tall and 15 feet in diameter and is much smaller and stronger than the concrete containment shells for large reactors. The NPM operates inside a stainless-steel lined water-filled pool located below ground level.

Our NPM technology leverages existing light water nuclear reactor technology and fuel that has been operating globally for over 60 years. The reactor operates using the principles of buoyancy-driven natural circulation; hence, no pumps are needed to circulate water through the reactor. Once the heated water reaches the top of the riser, it turns downward into an annulus where the hot water flows over the steam generator tubes. Water in the reactor system is kept separate from the water inside the steam generator to prevent contamination. As the hot water in the reactor system passes over the hundreds of tubes in the steam generator, heat is transferred through the tube walls and the water inside the tubes turns to superheated steam. This innovative design eliminates the need for reactor coolant pumps, large bore piping, complex safety systems and other components found in conventional large-scale nuclear reactors. The result is a simplified system that improves safety and reduces capital and operational costs.

Design Features and Innovations
Our NPM introduces a number of key design innovations that allows us to be the safest and most reliable provider of nuclear energy. Our design features include:
•
Proven Technology.   Our NPM design relies on well-established pressurized, light water reactor technology. As such, a VOYGR power plant can be licensed within the existing regulatory framework for light water reactors, drawing on a vast body of established research and development, proven codes and methods and existing regulatory standards. Because our technology was designed on the basis of this proven foundation, we believe NuScale LLC has a significant advantage over other alternative and yet unproven nuclear technologies that may come to market, both with respect to obtaining regulatory approvals and attracting customer interest.

•
Single, Integrated Unit.   The NPM incorporates all of the components for steam generation and heat exchange into a single integrated unit. This design eliminates all large bore interconnection piping, which is historically a potential source of failure and cause of construction complexity for large-scale reactors.

•
Compact Size.   Each NPM, including the containment vessel, can be entirely fabricated in a factory and shipped by rail, truck, or barge to the power plant site for assembly and installation. Fabrication of the modules in a factory environment reduces fabrication cost, improves quality, reduces construction time and increases schedule predictability. This is a distinct benefit compared to traditional large-scale nuclear plants in which reactors are built on-site and only after their completion can the balance of the plant be constructed. We can fabricate our NPMs in parallel with VOYGR power plant construction, saving time and reducing complexity, labor and construction costs.

•
Natural Circulation.   The reactor core of our NPM is cooled entirely by natural water circulation. Natural circulation provides a significant advantage in that it reduces capital and operational costs by eliminating reactor coolant pumps, pipes, and valves and the associated power, maintenance, and potential failures of those components.

•
Refueling and Maintenance Innovations.   Each NPM can produce power continuously for approximately 20 months before refueling is required. Because of the multi-module design of VOYGR power plants, each NPM can be refueled in a staggered manner, reducing total plant output by only 77 MWe for approximately 10 days. This significantly reduces the cost of replacement power compared to large-scale nuclear plants (typically 1,000 MWe) that must shut down their entire capacity for any outage. Whereas large-scale nuclear plants can require as many as 1,000 or more individuals for refueling and associated outage activities, a VOYGR power plant can undergo the same refueling and outage activities with a much smaller, permanent, in-house crew of as few as 50 individuals.

•
Multi-Module Control Room.   NuScale LLC has designed, and received NRC approval for, an innovative control room that can control up to 12 NPMs with only three licensed operators. This compares with traditional large-scale nuclear plants that require a minimum six licensed operators for three reactors. This innovation is enabled by NuScale LLC’s proprietary platform called the Highly Integrated Protection System (“HIPS”). The HIPS platform provides a robust safety platform to monitor NPMs and protect VOYGR power plants from potential cybersecurity attacks.

Safety Case
NuScale LLC’s design innovations have allowed for a number of industry first and best-in-class safety attributes.
•
Unlimited “coping period”.   Our NPMs are designed with fully passive safety systems and are kept safe in a cooling condition for an unlimited time following any extreme event that renders a power plant without external power. During the span of such an event and for an unlimited time, the VOYGR power plant does not require any internal or external human or computer actions, AC or DC power or additional water to cool the reactors (referred to as NuScale LLC’s Triple Crown For Nuclear Plant Safety). An unlimited coping period is unprecedented for commercial light water nuclear reactors. Historically, commercial light water nuclear reactors have maximum coping periods of 72 hours before operator action is required to keep the reactor safe.

•
Support for Site Boundary Emergency Planning Zone (“EPZ”).   NuScale LLC’s VOYGR power plants have been designed to allow an NRC-approved EPZ that does not extend beyond the power plant site boundary (the restricted area controlled by the plant owner). In Tennessee Valley Authority’s Clinch River Early Site Permit issued by the NRC, the EPZ for a NuScale LLC plant extended 0.21 miles from the reactor; currently operating commercial nuclear power plants in the U.S. are required to have a 10-mile radius EPZ from the reactor site and the population within the EPZ must be capable of evacuating within a specified time period. The smaller EPZ enables VOYGR power plants to be sited closer to end-users, which is of particular importance to process heat off-takers and to owners seeking to repower retiring coal-fired generation facilities.

•
No Requirement for Backup Power.   The NRC concluded that NuScale LLC’s safety design eliminates the need for “Class 1E” power — i.e., safety-related, backup power. This means that VOYGR power plants do not need costly emergency diesel generators to ensure the safety of the reactors in the event of a power loss. Today, no operating nuclear plant in the United States can make this claim.

•
Resilience to Man-made and Natural Events.   The VOYGR reactor building is designed to withstand the impact from man-made and natural events, including floods, earthquakes (in excess of the Fukushima event), tornados and hurricanes in excess of 280 mph winds, and the impact of a large commercial airplane. The VOYGR power plant is also designed to safely shut down following an electromagnetic pulse or geomagnetic disturbance.

Technology-Enabled Operational Features
NuScale LLC’s design innovations and best-in-class safety case create a number of technology-enabled operational features that no other carbon-free generation source can claim. These features address a host of critical industry needs with respect to grid resiliency and reliability and provide customers with related commercial benefits that other power generation solutions do not provide. Select features of NuScale LLC’s VOYGR power plants include:
•
First Responder Power.   When the transmission grid is lost, traditional large-scale nuclear power plants automatically and rapidly shutdown. Large-scale nuclear power plants are not capable of restarting, nor are they permitted to do so, until the transmission grid is restored because power from the grid (supplied by two off-site sources) is required to operate the equipment necessary to start the power plant. The VOYGR power plant would remain at power, ready to immediately sell electricity to the grid when the grid is back online, making it a first responder to the restoration of the transmission grid.

•
Black-Start Capability.   A VOYGR power plant can start up from cold conditions without external grid connections. This NuScale LLC design capability is a first-of-a-kind for the nuclear industry.

•
Island Mode Power.   A single NPM can supply all the “house load” electricity needs of the plant while also continuing to provide power to a local industrial customer or mission critical facility without external grid connection via a micro-grid connection.

•
Highly Reliable Power.   VOYGR-12 power plants will be able to provide 154 MWe of power to mission critical facilities with 99.95% availability over the 60-year life of the plant. In the event of a catastrophic loss of offsite grid and disruption of transportation infrastructure, a VOYGR-12 will be able to provide up to 120 MWe to a mission critical facility micro-grid for at least four years without refueling.

Design Validation and Testing

NuScale LLC’s safety design has been validated through rigorous testing of critical components, such as fuel assemblies, control rod and control rod mechanisms and the integral helical coil steam generators. NuScale LLC has constructed an electrically-heated, one-third scale, full-pressure and temperature integral thermal-hydraulic test facility that demonstrates the operation of the entire nuclear steam supply system and safety systems.
In addition, we have proven the ability to safely operate 12 NPMs from a single control room by building and operating a full-scale simulated control room. Through comprehensive testing in this simulator, NuScale LLC has shown that the demands on the reactor operators are significantly reduced compared with traditional large reactors, as a result of the simplicity of the design, advancements in digital controls, and the fact that NuScale LLC’s design requires no operator initiated safety functions for all design basis events. Through comprehensive analyses, demonstrations and audits, the NRC has approved NuScale LLC’s conduct of operation such that three licensed operators can safely operate a VOYGR-12 plant without the need for a Shift Technical Advisor, a key safety-related role required by the NRC for all existing large-scale nuclear plants.
Products and Services
NuScale LLC has determined that it currently operates in a single segment and will periodically reassess that determination as it nears commercialization and deployment of its NPMs.
NuScale LLC Power Modules and NuScale LLC VOYGR Power Plants
NuScale LLC currently offers VOYGR power plant designs for three standard facility sizes, capable of housing up to four, six or twelve NPMs. For each of these plant configurations, the total facility output can be as much as 308 MWe, 462 MWe, or 924 MWe, respectively, based on a nameplate capacity of each NPM of 77 MWe.
A customer seeking to deploy a VOYGR power plant will be granted a license from NuScale LLC to construct, operate, maintain, and decommission the VOYGR plant. NuScale LLC will also provide design and nuclear regulatory licensing basis information necessary for the customer to obtain needed regulatory approvals to construct and operate the power plant. In exchange for this license, the customer will pay an upfront technology licensing fee to NuScale LLC.
Sale of NuScale Power Modules.   In addition to the customer paid technology license, NuScale LLC also expects to sell to the customer major nuclear engineered equipment. For the VOYGR power plant, this will consist of the NPMs, module assembly equipment and other equipment associated with the nuclear steam supply system. NuScale LLC expects to provide the manufacturing and delivery of modules to the customers’ VOYGR power plant site on a contracted basis. NuScale LLC expects to receive payment related to the NPM coincident with the order of materials and commencement of manufacturing so that no working capital will be required from NuScale LLC for work-in-progress or finished inventory.
The VOYGR-12, VOYGR-6 and VOYGR-4 can each commence operation with as few as one module and scale to house as many as twelve, six or four modules, respectively. This scalability allows customers to right-size their up-front capital investment and economically increase installed capacity over time through the addition of NPMs as needed.
Services
We will also offer customers a diversified suite of services throughout the life of the power plant, beginning approximately eight years prior to a plant’s commercial operation date. Pre- and post-operation date offerings provide customers with critical services related to the design, development, building, operation and maintenance of the VOYGR power plant. As a first-mover and developer of the core technology, we believe we are well positioned to be a trusted service provider. As such, we anticipate our services will have high penetration rates and will provide consistent, recurring revenues that could become significant once a large number of VOYGR plants are in operation.
Our services include:
•
regulatory licensing and approval support, including in the United States preparation and prosecution support for the customer’s combined construction and operating license application to the NRC;

•
start up and testing to satisfy nuclear regulator verification requirements;

•
training to support initial and ongoing operations;

•
management of all aspects of the regulatory inspections, tests analysis, and acceptance criteria process;

•
mechanical handling and initial and ongoing fuel loading;

•
design engineering management during commercial operation;

•
operations and maintenance program management, including regulatory compliance reporting support;

•
procurement and spare parts management;

•
nuclear fuel management and outage planning and performance support; and

•
system verification and validation for safety and non-safety systems.

Competitive Strengths
Only Viable Carbon-free Baseload Power.   Nuclear is the only viable carbon-free baseload power available to address the global need for carbon-free generation and to meet decarbonization targets year-round. Traditional baseload technologies, such as gas and coal, are carbon intensive; traditional nuclear is costly, complex and frequently subject to cost-overruns; and hydroelectric power is dependent on geography, rainfall, curtailment and other factors. Renewables such as wind and solar are intermittent and weather dependent, and batteries have not been scaled to make these viable baseload power sources. SMRs such as NuScale LLC’s VOYGR power plants provide highly reliable, cost-effective, carbon-free baseload power to electric grids — no other existing baseload technology can claim the same benefits on the scale needed to address the world’s growing needs.
Innovative Technology Platform and Intellectual Property Portfolio.   We have 425 patents issued and an additional 209 patents pending. These 634 patents protect key aspects of our technology and we continue to grow our intellectual property portfolio. In addition, we have a highly educated workforce of 436 employees, of whom 144 have master’s degrees in engineering and science and 36 have Ph.Ds. We believe our intellectual property rights, as well as our highly skilled personnel are important assets necessary to maintain our competitive advantage in the market and expand on our technology platform.

First to Receive an SDA Approval from the NRC.   Although China and Russia have currently operating SMRs, ours is the first and only SMR to receive a SDA from the NRC. This is an important regulatory milestone that provides customers with certainty — knowing that the NRC approves of the plant design — before committing significant capital to develop a nuclear facility. The SDA process took NuScale LLC 41 months to complete — including preparation, application and receipt of approval. This was the fastest any nuclear reactor company has ever received approval from the NRC. To date, no SMR or advanced reactor company other than NuScale LLC has even applied to the NRC for SMR design approval. We believe that this, and the fact that our design approval timeline was based on well-established light water nuclear technology, provides NuScale LLC with a solid competitive advantage over other SMR competitors.
Unparalleled Safety Case.   NuScale LLC’s innovative, fully passive safety system design addresses the historical concerns of traditional large-scale nuclear power plants. In the event of a total loss of power to the facility, a VOYGR power plant does not require any operator or computer actions, grid connection or emergency backup power or additional water to cool the reactors, and can remain safe indefinitely. All large-scale nuclear reactors require one or all three of these within a period of days. The rigorously tested safety case results in an array of applications and commercial opportunities for NuScale LLC that traditional nuclear power plants cannot support, and VOYGR power plants can be located closer to end-users and population centers.
Global Network of Strategic Investors and Supply Chain Partners with DOE Support.   We have developed a global network of blue-chip supply chain partners of which many are investors in NuScale LLC. We believe these partners will play a critical role in the successful procurement and fabrication of components, manufacture of our NPMs and fuel supply. In addition, we have also received significant financial and regulatory support from the DOE since the inception of NuScale LLC. No other SMR or advanced nuclear technology has received the level of awards or grants (combined, among us and our customers) that the NuScale LLC design has, and we maintain a strong relationship with the DOE.
Cost-Competitive.   Our technology is cost-competitive relative to other baseload power today. NuScale LLC’s levelized cost of electricity (“LCOE”) is anticipated to be between $41/MWh and $64/MWh based on our cost estimates and application of the LCOE methodology, financing and inflation assumptions in EIA’s Levelized Costs of New Generation Resources in the Annual Energy Outlook 2021 study. We are cost-competitive in the United States, where the prevailing wholesale cost of baseload electricity is relatively low, and we are even more competitive globally where the baseload cost of electricity is typically higher. However, when customers decide on a generation technology, headline cost is not the only consideration. Our technology’s reliability, resiliency and flexibility are key attributes both customers and regulators value that are not captured in LCOE. We believe our competitive cost coupled with our differentiated capabilities gives us an advantage to other technologies.
Visionary Management Team.   We have an experienced and passionate team of leaders and innovators who have developed the technology over the years and run the operations of the business today. Our management team has an average of approximately nine years at NuScale LLC (founded 14 years ago) and 36 years in the energy industry. Our executives have extensive prior management experience in nuclear and engineering organizations, such as the NRC, United States Navy, DOE, General Electric Company, Exelon Corporation, Babcock & Wilcox Company, LLC and others. Among key members of NuScale LLC’s extraordinary executive leadership team is Dr. José N. Reyes, Ph.D., co-founder and Chief Technology Officer of the Company. Dr. Reyes is co-designer of the NuScale LLC SMR and is an internationally recognized expert on passive safety system design, testing and operations for nuclear power plants. Dr. Reyes has served as a technical expert at the International Atomic Energy Agency and as an engineer with the Reactor Safety Division of the NRC. He is Professor Emeritus in the School of Nuclear Science and Engineering at Oregon State University, was inducted into the National Academy of Engineering in 2018, and holds over 110 patents granted or pending in 20 countries.
Competition
Our competitors are other power generation technologies, including traditional baseload, renewables, long duration storage and other advanced nuclear reactors including SMRs. We believe our competitive strengths differentiate us from our competition globally, in part because NuScale LLC’s SMR technology is currently the only NRC-approved technology capable of meeting the growing demand for carbon-free baseload generation.
Traditional Baseload.   According to BloombergNEF, approximately 62% of global generation capacity in 2020 was natural gas, coal, oil and large-scale nuclear. These technologies are highly reliable, cost-effective, dispatchable and land use efficient. However, with the exception of traditional large-scale nuclear, these resources are carbon-intensive and we expect them to largely be replaced with carbon-free generation over time. Traditional large-scale nuclear power plants, while carbon-free, require significant upfront capital expenditures, have a history of extensive construction times, complex safety systems and do not have business cases apart from utility-scale generation. We believe our carbon-free SMR technology contains all of the positive attributes of traditional baseload and addresses many of the flaws of traditional nuclear power plants.
Renewables.   According to BloombergNEF, approximately 38% of global generation capacity in 2020 was wind, solar, hydroelectric and other renewable power generation sources. Although these sources generate carbon-free power, wind and solar are highly intermittent and non-dispatchable, and hydroelectric is seasonal and subject to curtailment. Additionally, since renewables are weather-dependent, they are too unreliable to support certain end-use cases, including mission-critical applications or industrial applications that require extensive on-site, always-available power. Due to their innovative design NuScale LLC VOYGR plants can operate as baseload generation, load-follow renewables and/or support key industrial applications
Other Advanced Nuclear Reactors.   There are several reactor technologies that are in various stages of development, such as high temperature gas-cooled reactors, fast reactors, molten salt reactors, fusion technologies and others, and commercial SMRs are currently operating in China and Russia. These technologies, like ours, are designed to be clean, safe and highly reliable. However, these technologies have not received regulatory approval in the United States, and many of the technologies have not been demonstrated and do not have fuel supply infrastructure in existence. Currently, we have the only SMR that has received a Standard Design Approval from the NRC, and no other SMR company or customer has even applied for approval. Achieving Standard Design Approval is a regulatory process that took us over $500 million to prepare and 41 months and over $200 million to complete.
Customers
NuScale LLC’s potential customers include governments, political subdivisions, state-owned enterprises, investor-owned utilities, and other commercial and industrial companies, both in domestic and international markets. Our end-markets can be broken down into two general subsets: baseload generation and industrial applications. Baseload generation includes repurposing coal-fired facilities to nuclear or new clean baseload capacity. Many industrial customers require significant energy needs such as chemical plants, direct air capture facilities, hydrogen production facilities and water desalination plants. Our technology can provide the necessary reliable electricity and heat energy to these facilities in an environmentally efficient manner.
Today we have a pipeline of over 110 customer opportunities globally which range from customer leads (Class 5) to a contracted customer (Class 1). We currently have one contract in place with UAMPS, that has an anticipated commercial operation date in 2029. We also currently have 19 MOUs in place with both utility and industrial customers across North America, Europe, the Middle East, Africa, and Asia. MOUs are an important step toward advancing to a definitive Class 1 customer and we believe many of these MOUs will convert into signed contracts over time.
UAMPS.   UAMPS is our first customer. UAMPS is a political subdivision of the State of Utah that provides energy services to public power systems in six western states. UAMPS plans to deploy a NuScale LLC VOYGR-6 power plant for its CFPP located at the Idaho National Laboratory near Idaho Falls, Idaho. The DOE issued a Site Use Permit to UAMPS for the CFPP in February 2016, and the final site was selected in July 2019. In October 2020, the DOE approved a $1.4 billion multi-year cost share award to UAMPS’ wholly-owned subsidiary, CFPP LLC, to fund the development and construction of the CFPP. In 2020, UAMPS started site characterization activities necessary for licensing and construction for the CFPP site. The anticipated commercial operation date for the plant, based on UAMPS schedule, is 2029. We are currently under contract to provide various services to CFPP including support of license applications, startup and testing, initial training and initial fuel services. Additional details regarding, and risks associated with, our arrangements with UAMPS is described in “Risk Factors — Commercialization Risk Factors — We may be unable to charge UAMPS, our first customer, for some costs we have incurred and we may be required to reimburse UAMPS if we fail to achieve specified performance measures.”
Other Potential Customers.   We have signed non-binding MOUs with 19 potential customers around the world, including in North America, Europe, the Middle East, Africa, and Asia. Potential customers with which we have publicly announced MOUs include Bruce Power, CEZ Group, Grant County PUD, S.N. Nuclearelectrica, Shearwater Energy, Prodigy Clean Energy Ltd., Energoatom, Kazakhstan Nuclear Power Plant, and Kozloduy NPP — New Build Plc.
On November 4, 2021, NuScale LLC and Nuclearelectrica, a national energy company in Romania that produces electricity, heat, and nuclear fuel, signed a teaming agreement to advance the delivery of NuScale LLC’s SMR technology as early as 2027. Through this partnership, Romania has the potential to accommodate the first deployment of SMRs in Europe, positioning our technology to lead the global race for SMR deployment.
Growth Strategy
We intend to grow our business by leveraging our competitive advantages in scalability, safety, reliability and cost. We have a number of avenues to achieve our growth objectives:
Traditional and New Applications.   We believe the market for NuScale LLC VOYGR power plants is wherever non-intermittent, reliable, carbon-free power is needed. Initially, we are focused on replacing carbon intensive coal-fired power plants and as an alternative to new-build gas-fired generation. Additionally, we are focused on marketing VOYGR power plants to industrial and micro-grid customers in sectors that include direct air capture, water desalinization, hydrogen production and mission critical facilities.
International Customer Development.   We continue to develop our international customer base as we foresee a majority of our customer demand over the long-term to be outside of the United States. Our team puts significant effort into developing dialogue with foreign governments and corporations in order to educate and market our technology. The 2021 United Nations Climate Change Conference and other global climate events have generated significant inbound interest from potential global customers. We will continue to strengthen relations with these parties to accelerate sales globally. In our sales pipeline we have identified more than 45 potential international customers with interest in exploring nuclear power for their baseload needs.
Technology Advancements.   Using our innovative technology platform and robust intellectual property portfolio, NuScale LLC is well-positioned to continue making technology advancements over time. These improvements include increasing power output, simplifying operations, reducing construction time, and reducing production cost. Just as we increased power to 77 MWe per module without increasing module size or construction costs, our R&D team is continuously researching and developing ways to improve our technology and meet our customers’ energy needs — creating top line growth opportunities and potential for additional margin capture by NuScale LLC over time.
Development of New Products.   We continue to explore the development of innovative new products based on our core NPM technology. For example, we are developing a micro-reactor for niche end-markets. Our micro-reactor design is a 0.01 MWe to 10 MWe module intended to supply power to remote, off-grid, and small communities. Use applications could include mining, universities, space power, military installations, and disaster relief. These micro-reactors are expected to be small, compact, highly reliable, fully automated, and rapidly deployable.
Supply Chain
We have an established global supply chain ecosystem for all NPM components and for the construction of VOYGR power plants. We also have strategic and commercial partnerships in place globally that allow us to outsource the manufacturing of key NPM components, including the upper and lower reactor pressure vessels (riser and core internals), the steam generator, and the upper and lower containment vessels.

We are working with suppliers, such as Doosan Heavy Industries and Construction; BWX Technologies, Inc.; Precision Castparts Corp.; Sarens; Curtiss-Wright Corporation; and IHI, among others, who we expect to build components of NPMs to our specifications. Other key suppliers include Framatome, SA (fuel assemblies), Honeywell International Inc. (control systems), Rock Creek Innovations, LLC (protection systems), Sensia LLC (sensors and instrumentation) and PaR Systems, Inc. (reactor building crane).
Partnerships
Fluor.   Fluor, a leading global EPC firm, is the majority investor in NuScale LLC and collaborates with NuScale LLC on plant design and is a provider of engineering, project management, procurement, and construction services. A number of the strategic investors including Fluor have business collaboration agreements with NuScale LLC, which are described in “Certain Relationships and Related Party Transactions — NuScale LLC Related Party Transactions.”
DOE.   The U.S. Department of Energy has granted NuScale LLC four separate cost-share awards totaling more than $656 million to develop, certify, and commercialize our SMR technology. DOE-funded research in 2003 helped accelerate the development of NuScale LLC’s SMR prior to forming NuScale LLC in 2007. In addition to the DOE awards made to NuScale LLC, UAMPS, our first customer, has received a $1.4 billion DOE cost-share award to support deployment of a NuScale LLC VOYGR-6 power plant.
Strategic Investors.   NuScale LLC has a global network of strategic investors and supply chain partners that we expect to play an integral role in bringing our technology to market around the world. In addition to Fluor, existing strategic investors and supply chain partners include Doosan Heavy Industries and Construction, Sargent & Lundy, Sarens, JGC Holdings, IHI, GS Energy and Samsung C&T. A number of the strategic investors have business collaboration agreements with NuScale LLC, which are described in “Certain Relationships and Related Party Transactions  — “NuScale LLC Related Party Transactions.”
Collaboration with Academic Institutions.   NuScale LLC has benefited from independent research, peer-reviewed studies, and testing conducted by and with academic institutions, including Oregon State University, Boise State, Colorado School of Mines, University of Houston, University of Idaho, Kansas State, Massachusetts Institute of Technology, POLIMI (Italy), University of Sheffield (U.K.), University of Tennessee, Texas A&M, Utah State University, University of Utah, University of Wisconsin and University of Wyoming.
Other Collaboration.   NuScale LLC has been working with the International Atomic Energy Agency and regulators in Canada, Japan, the U.K. and Ukraine, and will be or are supporting our customers’ engagement with regulators in other international jurisdictions. We expect that our strategic relationships with governmental agencies will help facilitate the licensing our SMR in the United States and abroad, and that our relationships with experienced private companies, which have offices and projects in countries with potential NuScale LLC customers, will allow us to reach customers globally.
Intellectual Property
As of December 20, 2021, NuScale LLC had been issued 425 patents globally, and had 209 pending patents. These 634 patents, filed across 18 jurisdictions including in the U.S., protect key aspects of our technology and continue to grow our intellectual property portfolio. We believe our intellectual property rights are important assets for our success and we aggressively protect these rights to maintain our competitive advantage in the market. NuScale LLC’s patents expire on dates ranging from November 2027 through September 2040, and the average expiration date of our registered patents is 2032. We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.
We own all necessary rights to the intellectual property associated with our technology to allow any capable manufacturer the ability to fabricate or build to print all components of the NPM. Approximately one-third of our patent portfolio relates to our safety system, one-third relates to power production, and the remaining third to other categories such as software and to the reactor module, operability, modularity, and inspection. NuScale LLC’s proprietary software, to control up to 12 NPMs, was developed in-house and has been approved by the NRC. We manage our patent portfolio to maximize the lifecycle of protecting our intellectual property, and various components and aspects of our system are protected by patents that will expire at staggered times.
Research & Development
The NuScale LLC team has spent 14 years on R&D and testing and invested over $1.3 billion (including non-dilutive DOE grants) to date to develop its technology. Prior to forming our company in 2007, DOE-funded research from 2000 to 2003 helped accelerate the development of our SMR. Our current R&D efforts are centered on introducing new product innovations, improving plant quality and lowering the lifecycle cost of our NPMs and VOYGR plants. The R&D team is also involved in developing new innovative technologies that will represent future product offerings of NuScale LLC, including advanced micro-reactor technologies.
On February 4, 2020, NuScale LLC entered into an Assistance Agreement (as amended and partially restated on January 7, 2022, “Assistance Agreement”) with the DOE. The Assistance Agreement provides for shared public-private funding of $700 million of qualified costs associated with our product development. The cost-share is up to 50% of qualifying costs and, excluding recovery of unqualified costs or fraud or other malfeasance in obtaining or using the funds and subject to annual Congressional appropriations, the award is irrevocable. As described in our manufacturing plan, which was submitted to the DOE, we have committed to substantially manufacture the specific components that are either conceptualized or first developed using DOE funds in the United States. As part of our arrangements with the DOE, we granted the DOE a worldwide, nonexclusive, paid-up license to our intellectual property and to manufacture our SMR technology, and the right to sublicense those rights if specified conditions arise, including if the DOE terminates the award due to material failure to comply with the terms and conditions of the award, or if we fail to meet our cost-sharing obligations or cease developing our SMR. If a sublicense right arises, specified parties, including our strategic investors, have a right of first refusal to the sublicensed rights provided that they substantially fulfill cost-sharing requirements, adhere to other DOE requirements, and actively pursue developing the SMR technology. We are in compliance with all of our obligations under the Assistance Agreement and, as a result, do not foresee relinquishing our intellectual property rights to the DOE or third parties. While the NuScale LLC manufacturing plan is compliant with our obligations under the Assistance Agreement to substantially manufacture certain components in the U.S., our plan contemplates awarding scopes of supply to our strategic partners, several of which are not U.S.-based, and we expect to rely on carve-outs available in the Assistance Agreement for these obligations, which, in some cases, are subject to approval by the DOE.
Periodically, we engage in joint research and development projects with academic institutions where ongoing research requirements overlap, with each party paying their own costs and expenses. We are careful to delineate ownership of resulting intellectual property and in particular intellectual property we believe will be important to our business.
Human Capital
As of December 21, 2021, we had 436 full-time employees with an aggregate of 199 advanced degrees, including 144 master’s degrees in engineering and science and 36 Ph.Ds. Twelve percent of our engineers are veterans. Our workforce is concentrated in the Portland and Corvallis, Oregon areas, but we have employees working in 34 states and the District of Columbia. We have a seasoned leadership team with over 250 years of cumulative experience in the nuclear industry. Our management team places significant focus and attention on matters concerning our human capital assets, particularly our diversity, capability development, and succession planning. Accordingly, we regularly review employee development and succession plans for each of our functions to identify and develop our pipeline of talent.
Approximately 25% of our full-time employees are women and 16% belong to historically underrepresented groups. Two of our top 12 officers are women, and one top officer belongs to a historically underrepresented group in the science and technology sectors. NuScale LLC is a signatory to the International Energy Agency Clean Energy Ministerial’s “Equal by 30 Campaign”, a public commitment to increase the number of women in the clean energy sector by 2030. NuScale LLC has been an active supporter of Women in Nuclear ("WiN"), with NuScale LLC executives and staff serving in WiN leadership roles nationally and in local chapters. NuScale LLC is also a long-time supporter of North American Young Generation in Nuclear, a non-profit organization providing opportunities for a young generation of nuclear enthusiasts to develop strong leadership and professional skills, to engage and inform the public, and inspire today's nuclear technology professionals to meet the challenges of the 21st century, and the American Nuclear Society.
Facilities
NuScale LLC is a limited liability company organized in Oregon and has five key leased U.S. locations in four states.
•
Portland, OR.   NuScale LLC’s headquarters office houses accounting, marketing, human resources and legal staff.

•
Corvallis, OR.   NuScale LLC’s engineering and design center in Corvallis houses over 200 staff members, with capacity for 340, in approximately 64,000 square feet of office, computing, and storage space. Technical and related support activities such as engineering, design, operations, testing, code development, quality assurance, licensing, and project management are performed at this facility. Our full-scale reactor control room simulator and computational computing cluster are also located at this facility. NuScale LLC personnel use the computational cluster in a secure data center to perform structural, thermal hydraulic, fluid dynamics, and neutronics calculations.

•
Richland, WA.   The Richland office houses staff focused on operations, human factors, plant services, and maintenance planning, with a functional limited-scale simulator that has communication capability with the Corvallis full-scale simulator.

•
Charlotte, NC.   The Charlotte office provides access to experienced nuclear operations resources in the area, housing engineering, quality assurance, licensing, and information technology personnel.

•
Rockville, MD.   The Rockville office has been a key enabler for the NuScale LLC strategy of early, frequent, and responsive interaction with the NRC.

We believe the location of our Corvallis facilities provides us with unique access to the technical expertise found in one of the largest nuclear engineering programs on the west coast. Our Charlotte office was opened to tap into the large pool of Charlotte-based commercial nuclear supplier experts. Leasing our facilities gives us the flexibility expand or reduce our office space as appropriate as we shift from product development to deployment. As a result of COVID-19, we have expanded the portion of our workforce that is working remotely.
Our current facilities are adequate for our current operating needs, and we have access to other facilities, through contractual arrangements, for hardware display, development, and testing. We anticipate building out additional space for training facilities and other needs as we move closer to field deployment of VOYGR plants and associated services.
Nuclear Safety Regulation
The commercial nuclear industry is heavily regulated in all countries, and regulatory approval is required for the design, construction, and operation of every nuclear plant. Generally, nuclear safety regulators consider (1) design safety and robustness against internal hazards (e.g., component failures and fires) and external hazards (e.g., earthquakes and weather loads such as snow, rain and wind), and (2) environmental impacts of construction and operations (e.g., water use and preservation of historical sites and animal and plant species). Regulation must be addressed on a country-by-country basis, although regulators often collaborate when a design is deployed in multiple countries.
Our licensing strategy has two goals: (1) obtain approval in the shortest possible time by engaging the regulator early and developing high quality applications; and (2) maintain a common design of the NPM in as many markets as possible by leveraging the highly regarded NRC Standard Design Approval during each regulatory approval process.

Nuclear Safety Regulatory Approval in the United States
We submitted a Design Certification Application (“DCA”) in December 2016 to the NRC, comprising 12,000 pages, with approximately 2,000,000 pages of additional documentation and 100 gigabytes of test data. Development of the DCA required approximately $500 million in testing and engineering. Approval by the NRC included over 250,000 review hours at a cost of approximately $70 million. In addition to paying the NRC review fees, we incurred approximately $130 million in costs responding to numerous NRC requests for additional information, analyses and audits. Despite the intensity of the review, the NRC approved the NuScale LLC design in 41 months — the fastest approval ever completed by the agency. We received the SDA for our 50 MWe NPM and VOYGR-12 plant design in August 2020, and our SMR design is currently the only SMR with such an approval.
For a NuScale LLC plant to be constructed and operated, a customer must develop and submit a license application for its site, and can speed its own regulatory approval by integrating our NRC-approved NPM and plant design. We expect to obtain additional NRC approval of an array of plant configurations desired by customers. For example, we have seen strong customer interest in the VOYGR-6 and we plan to submit an SDA application for this configuration at the end of 2022. Because NRC review should be limited to differences from the VOYGR-12 plant design, we expect NRC review time for the new configuration will be approximately 24 months. Customers that use our NRC-approved NPMs and configurations may incorporate our SDAs into their license applications, which means the NRC will not re-review the NuScale LLC design during customers’ licensing reviews and will limit its review to site specific design features (e.g., physical security systems, water intake structures, on-site emergency plan), operational programs (e.g., maintenance, emergency preparedness), and environmental impacts. We believe that the ability to reference the SDA, and provide only site specific information to file a license application for a NuScale LLC plant, gives us a competitive advantage and makes our SMR attractive to potential customers.
Nuclear Safety Regulatory Approval Internationally
Generally speaking, most countries limit license applications to the proposed owner and/or operator of nuclear power plants. Where appropriate in support of a customer or at the request of the regulator, we intend to engage early with regulators in each country of interest, consistent with our approach in the U.S.
The NRC has bilateral relationships with many other countries and participates in several international support organizations, including the International Atomic Energy Agency (“IAEA”), the Nuclear Energy Agency, and the International Nuclear Regulators Association. We expect NRC approval will substantially benefit our ability to obtain regulatory approvals internationally, and will give foreign regulators confidence that the NuScale LLC design is safe. We also expect to benefit from the NRC’s regulatory assistance program, through which the NRC would collaborate with other countries’ regulators to understand the basis for the NRC approval of our NPM and nuclear plant configurations.
NuScale LLC is also engaging directly with the IAEA to facilitate regulatory approval abroad. The IAEA, while not a regulator, is important because many countries’ regulatory frameworks were developed from IAEA standards, which are somewhat different from the NRC framework. We plan to initiate in 2022 a full scope Generic Safety Review (“GSR”) with the IAEA. A GSR is an early evaluation of a vendor’s proposed submission of an application for a new nuclear power plant utilizing IAEA safety standards with respect to both fundamentals and requirements. The purpose of this review is to identify strengths and gaps or weaknesses of the safety case to expedite licensing in countries that employ IAEA safety guidelines.
In addition, we have had significant interaction with safety regulators and energy ministries in many of the countries where there is significant customer interest. For example: we have worked through material parts of the Vendor Design Review process with the Canadian Nuclear Safety Commission; we have completed a technology assessment conducted by the Office of Nuclear Regulation in the U.K.; we are working through a licensing gap analysis (comparing local and U.S. requirements) with the State Nuclear Regulatory Inspectorate in Ukraine; and we have performed analysis of NuScale LLC plant safety, economy and maneuverability under a study funded by Japan’s Ministry of Economy, Trade and Industry.
Other Regulation
In addition to nuclear safety regulation, NuScale LLC is subject to other nuclear regulatory controls such as export control, nuclear material safeguards and non-proliferation restrictions, and liability insurance regimes (e.g., Price-Andersen Act, the 1960 Paris Convention, the 1963 Vienna Convention, and the 1997 Convention on Supplementary Compensation). NuScale LLC plans to sell its plants only in jurisdictions where nuclear liability is exclusively channeled to the plant operator.
Customers purchasing NuScale LLC plants also must obtain required permits, licenses, and insurance for the jurisdiction where the facility will be located. In the U.S., a NuScale LLC plant developer must obtain an NRC construction license issued pursuant to 10 CFR Part 50 or a combined construction and operating license issued pursuant to 10 CFR Part 52. Other U.S. federal permits or licenses for a NuScale LLC plant may include a Section 404 Dredge & Fill Permit issued by the Army Corp. of Engineers; a Federal Aviation Administration § 77.15 Permit; a Certificate of Registration issued by the U.S. Department of Transportation; and a Spills Prevention Control and Countermeasure Plan mandated by the U.S. Environmental Protection Agency. State or local regulators may also require permits or licenses for a NuScale LLC plant, including a National Pollutant Discharge Elimination System (NPDES) Permit for Storm Water Discharges from Construction Activities and to Construct a Sanitary Wastewater, Wastewater Treatment facility; Section 401 Water Quality Certification; Well Permits; Solid Waste Handling Permit; and appropriate building permits.
Export Controls
NuScale LLC’s business is subject to, and complies with, stringent U.S. import and export control laws, including the Export Administration Regulations (EAR) regulations from the Bureau of Industry and Security which is part of the U.S. Department of Commerce, and regulations issued by the U.S. Department of Energy (DOE). The regulations exist to advance the national security and foreign policy interests of the U.S. and to further its nonproliferation policies. Nuclear technology, also known as technical data, is controlled by 10 CFR Part 810, under the regulations of the DOE. Nuclear hardware and codes specifically designed or modified for use in a nuclear reactor are controlled by the NRC under 10 CFR Part 110.
The U.S. government agencies responsible for administering the EAR and other export control regulations have a degree of discretion interpreting and enforcing these regulations. These agencies also have significant discretion in approving, denying, or instituting specific conditions regarding authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Nuclear Suppliers Group, a group of nuclear supplier countries that seek to prevent nuclear proliferation by controlling the export of materials, equipment and technology that can be used to manufacture nuclear weapons.
Many different types of internal controls and measures are required to ensure compliance with such export control regulations. For example, 10 CFR Part 810, Appendix A provides a list of countries that are considered Generally Authorized meaning they are considered to be non-sensitive. Countries not on this list are required to be specifically authorized prior to sharing any nuclear technology. Under Part 110, the NRC regulates the export or import of nuclear hardware, material and code, following the same sensitive countries vs. non sensitive countries regulatory structure embedded in 10 CFR Part 810.
Legal Proceedings
We do not consider any claims, lawsuits, or proceedings that are currently pending against NuScale LLC, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows. From time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief.

SPRING VALLEY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the financial statements and related notes of Spring Valley included elsewhere in this Proxy Statement/Prospectus. This discussion contains forward-looking statements reflecting Spring Valley’s current expectations, estimates and assumptions concerning events and financial trends that may affect Spring Valley’s future operating results or financial position. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Overview
Spring Valley is a blank check company incorporated in the Cayman Islands on August 20, 2020 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.
Spring Valley’s registration statement for its Initial Public Offering was declared effective on November 23, 2020. On November 27, 2020, Spring Valley consummated its Initial Public Offering of 20,000,000 Units at $10.00 per Unit, generating gross proceeds of $200,000,000, and incurring offering costs of approximately $11,000,000, inclusive of approximately $7,000,000 in deferred underwriting commissions. Concurrently with the consummation of the IPO, Spring Valley issued an additional 3,000,000 Units pursuant to the full exercise by the underwriters of their over-allotment option (the “Over-Allotment”). The Units issued in the Over-Allotment were priced at $10.00 per Unit, generating total gross proceeds of $30,000,000 and incurring additional offering costs of approximately $1,650,000, inclusive of approximately $1,050,000 in deferred underwriting commissions.
Simultaneously with the closing of the Initial Public Offering on November 27, 2020, Spring Valley consummated the private placement (“Private Placement”) of 8,900,000 Spring Valley Private Placement Warrants, at a price of $1.00 per Spring Valley Private Placement Warrant with the Sponsor, generating gross proceeds of $8,900,000.
Upon the closing of the Initial Public Offering and the Private Placement on November 27, 2020, $232,300,000 ($10.10 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering, including proceeds from the sale of Units issued in the Over-Allotment, and the Private Placement were placed in the Trust Account with Continental acting as trustee and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct United States government treasury obligations, as determined by us, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.
Following the Initial Public Offering and the sale of the Spring Valley Private Placement Warrants, a total of $232,300,000 was placed in the Trust Account. Spring Valley incurred $12,467,354 in transaction costs, including $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees and $567,354 of other costs.
If Spring Valley is unable to complete a business combination by May 27, 2022 (or November 27, 2022 if extended at the Sponsor’s option), Spring Valley will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Spring Valley Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to Spring Valley’s obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law.
As of September 30, 2021, Spring Valley had approximately $1,190,307 in cash held outside of the Trust Account and approximately $232,316,486 held in marketable securities, in the Trust Account not taking into account payment of $8,050,000 of deferred underwriting commissions.
Proposed Transactions
On December 13, 2021, Spring Valley entered into the Merger Agreement. In connection with the Transactions, Spring Valley also entered into the Subscription Agreements, the Support Agreements and the Sponsor Letter Agreement, as further described in “The Transactions — The Merger Agreement — Related Agreements.” At the closing of the Transactions, the Sponsor, the Sponsor Sub and certain of Spring Valley and NuScale Power, LLC holders will enter into the Registration Rights Agreement.
Results of Operations
Spring Valley has neither engaged in any operations nor generated any operating revenues to date. Spring Valley’s entire activity since August 20, 2020 (inception) through September 30, 2021 were organizational activities and those necessary to prepare for the Initial Public Offering and searching for a target, described below. We do not expect to generate any operating revenues until after the completion of our initial business combination. We have and expect to continue generating non-operating income in the form of interest income from the proceeds from the Initial Public Offering. We expect that we will incur increased expenses as a result of being a public company (for ongoing legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.
For the three months ended September 30, 2021, Spring Valley had a net loss of $1,926,407, which consisted of operating costs of $441,399 and changes in fair value of derivative warrant liabilities of $1,488,000, offset by interest income on marketable securities held in the Trust Account of $2,992.
For the nine months ended September 30, 2021, Spring Valley had net income of $2,375,077, which consisted of interest income on marketable securities held in the Trust Account of $14,513 and changes in fair value of derivative warrant liabilities of $3,486,000, offset by formation and operation costs of $1,125,436.
For the nine months ended September 30, 2021, cash used in operating activities was $691,041. Net income of $2,375,077 was offset by change in fair value of derivative liabilities of $3,486,000, interest earned and unrealized gain on marketable securities held in the Trust Account of $14,513, and changes in operating assets and liabilities, which used $434,395 of cash.
Liquidity and Capital Resources
As of September 30, 2021, Spring Valley had cash of $1,190,307 and cash held in its Trust Account of $232,316,486.
Spring Valley’s management intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions, to complete the Transactions. During this time, Spring Valley may withdraw interest from the Trust Account to pay taxes, if any. To the extent that Spring Valley’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
Spring Valley’s management intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, Spring Valley’s Sponsor or an affiliate of its Sponsor or certain of its officers and directors may, but are not obligated to, loan Spring Valley funds as may be required. If Spring Valley completes a business combination, Spring Valley may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, Spring Valley may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Spring Valley Private Placement Warrants. To date, there are no amounts outstanding under any such loans.
Based on the foregoing, Spring Valley’s management believes that Spring Valley will have sufficient working capital and borrowing capacity from the Sponsor or an affiliate of the Sponsor, or certain of Spring Valley’s officers and directors to meet Spring Valley’s expenditure needs through the consummation of an initial business combination.
Spring Valley continues to evaluate the impact of COVID-19 and has concluded that the specific impact is not readily determinable as of September 30, 2021, the date of the condensed balance sheet. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.
Off-Balance Sheet Financing Arrangements
Spring Valley has no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of September 30, 2021, as defined in Item 303(a)(4)(ii) of Regulation S-K. Spring Valley does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Spring Valley has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
Spring Valley does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support services provided to the Company. Spring Valley began incurring these fees on November 23, 2020 and will continue to incur these fees monthly until the earlier of the completion of a business combination and its liquidation.
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that Spring Valley completes a business combination, subject to the terms of the underwriting agreement.
Pursuant to a registration and shareholders rights agreement entered into on November 23, 2020, the holders of the Spring Valley Founder Shares, Spring Valley Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (as defined below) (and any Spring Valley Class A ordinary shares issuable upon the exercise of the Spring Valley Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) will be entitled to registration rights. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a business combination. However, the registration and shareholder rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The registration and shareholder rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering Spring Valley’s securities. Spring Valley will bear the expenses incurred in connection with the filing of any such registration statements.
Critical Accounting Policies
This management’s discussion and analysis of Spring Valley’s financial condition and results of operations is based on Spring Valley’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of Spring Valley’s financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in Spring Valley’s financial statements. On an ongoing basis, Spring Valley evaluates its estimates and judgments, including those related to fair value of financial instruments and accrued expenses. Spring Valley bases its estimates on historical experience, known trends and events and various other factors that Spring Valley believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Spring Valley has not identified any critical accounting policies.
Derivative Warrant Liability
Spring Valley accounts for the Spring Valley Warrants as either equity-classified or liability-classified instruments based on an assessment of the specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The assessment considers whether the Spring Valley Warrants are freestanding financial instruments, meet the definition of a liability, and whether the Spring Valley Warrants meet all of the requirements for equity classification, including whether the Spring Valley Warrants are indexed to our own ordinary shares and whether the holders of Spring Valley Warrants could potentially require “net cash settlement” among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of issuance of the Spring Valley Warrants and as of each subsequent quarterly period end date while the Spring Valley Warrants are outstanding. For issued or modified Spring Valley Warrants that meet all of the criteria for equity classification, such Spring Valley Warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified Spring Valley Warrants that do not meet all the criteria for equity classification, such Spring Valley Warrants are recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the liability-classified Spring Valley Warrants are recognized as a non-cash gain or loss on the statements of operations.
Spring Valley accounts for the Spring Valley Warrants as liabilities. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our unaudited condensed statement of operations included in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.
Recent Accounting Pronouncements
Spring Valley’s management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Spring Valley qualifies as an EGC and under the JOBS Act is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. Spring Valley is electing to delay the adoption of new or revised accounting standards, and as a result, Spring Valley may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-EGCs. As a result, the unaudited condensed financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, Spring Valley is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, Spring Valley chooses to rely on such exemptions Spring Valley may not be required to, among other things, (i) provide an auditor’s attestation report on Spring Valley’s system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-EGC public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of Spring Valley’s Initial Public Offering or until Spring Valley is no longer an EGC, whichever is earlier. Spring Valley expects to remain an EGC until December 31, 2025, the last day of the fiscal year following the fifth anniversary of its Initial Public Offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NUSCALE LLC
The following discussion and analysis of the financial condition and results of operations of NuScale LLC should be read together with our financial statements as of and for the years ended December 31, 2020 and 2019 and unaudited interim condensed financial statements as of and for the nine months ended September 30, 2021 and 2020, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Business of NuScale LLC” and our pro forma financial information as of and for the year ended December 31, 2020 and the nine months ended September 30, 2021. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this Proxy Statement/Prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NuScale LLC” section to “NuScale LLC,” “us,” “our” or “we” refer to NuScale LLC prior to the Merger, and to NuScale Corp following the consummation of the Transactions.
Overview
Our mission is to provide scalable advanced nuclear technology for the production of electricity, heat, and clean water to improve the quality of life for people around the world. We are changing the power that changes the world by creating an energy source that is smarter, cleaner, safer and cost competitive.
Our SMR, known as NPM, provides a scalable power plant solution incorporating enhanced safety, improved affordability and extended flexibility for diverse electrical and process heat applications. Our scalable design provides carbon-free energy and at a reduced cost when compared with gigawatt-sized nuclear facilities.
Since our founding in 2007, we have made significant progress towards commercializing the first SMR in the United States In 2017, we submitted our DCA to the NRC. On August 28, 2020, the NRC issued its Final Safety Evaluation Report, representing the NRC’s completion of its technical review. On September 11, 2020 the NRC issued its SDA of our NPM and scalable plant design. With this phase of NuScale LLC’s DCA now complete, customers may proceed with plans to develop NuScale power plants with the understanding that NRC has approved the safety aspects of the NPM and plant design.
The Transactions
We entered into the Merger Agreement with Spring Valley on December 13, 2021. Pursuant to the Merger Agreement, and assuming approval by Spring Valley’s shareholders, Merger Sub will merge with and into NuScale LLC with NuScale LLC surviving the Merger as a subsidiary of Spring Valley. Upon the consummation of the Transactions, Spring Valley will be renamed NuScale Power Corporation.
We anticipate the Merger will be accounted for as a reverse recapitalization as provided under U.S. GAAP. NuScale LLC will be deemed the predecessor and NuScale Corp will be the successor SEC registrant, meaning that NuScale LLC’s financial statements for previous periods will be disclosed in NuScale Corp’s future periodic reports filed with the SEC. We will be treated as the acquired company for financial statement reporting purposes. The most significant change in NuScale Corp’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to NuScale LLC’s financial position as of September 30, 2021) of between approximately $200 million, assuming maximum shareholder redemptions permitted pursuant to the terms of the Merger Agreement, and $400 million, assuming no shareholder redemptions, and in each case including $211.0 million in gross proceeds from the private placement by Spring Valley. Total transaction costs are estimated at $43.0 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”
Key Factors Affecting Our Prospects and Future Results
We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including competition from carbon-based and other non-carbon-based energy generators, the risk of perceived safety issues and their consequences for our reputation and the other factors discussed under the section titled “Risk Factors.” We believe the factors described below are key to our success.
Commencing and Expanding Commercial Launch Operations
In September 2020, we became the first and only company to receive NRC SDA for an SMR. We believe our commercialization activities are being completed at a pace that can support delivery of modules to a client site as early as 2027. We have an agreement in place with UAMPS to deploy a NuScale 6-module power plant at the DOE’s Idaho National Laboratory as part of UAMPS’ CFPP. Commercial operation of that power plant is slated for 2029. In November 2021, we signed a teaming agreement with S.N. Nuclearelectrica S.A., an entity that operates under the authority of the Romanian Ministry of Energy, to advance the deployment of our NPMs to Romania. Under the teaming agreement, we will evaluate activities associated with the planning, siting and licensing of our NuScale power plant technology at a site that is the location of existing coal-fueled electricity plant. We expect the site in Romania to use six modules and to be commercially operable by 2028.
We have over 100 potential target customers, including, in addition to UAMPS, ten customers across seven countries that we consider highly interested customers who are considering an NPM power plant deployment in the late 2020s or early 2030s. We believe the long lead-time involved with siting an SMR, the number of customers in our pipeline and the work being performed by these potential customers involving a NuScale deployment project bode well for our potential future success.
Regulatory Approvals
We expect to submit an application to the NRC for our latest power enhanced design. If approved, the licensed output of our NPM will be raised from 50 MWe to 77 MWe. Approval of the design, which could come in 2024, would increase the cost-competitiveness of our NPM, and we consider obtaining such approval a critical milestone.
Other factors that we believe are critical to our future success are country-level approvals of our NPM design. We also believe site-approvals by our customers to be key to facilitating broader adoption of our products and services. Obtaining these approvals before others is critical in maintaining our competitive advantage.
Successful Implementation of the First NPM Power Plant
A critical step in our success will be the successful construction and operation of the first nuclear power plant using our NPM. We expect that the first NPM for the UAMPS facility could be operational as early as 2029 with the remaining five modules achieving commercial operation in 2030.
Key Components of Results of Operations
We are an early-stage company and our historical results may not be indicative of our future results. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.
Revenue
We have not generated any material revenue to date. All revenue that we have generated to date arises from engineering and licensing services provided to potential customers. As a result of those front end engineering and development services, we expect to generate a significant portion of our revenue from the sale of NPMs. We also expect to generate revenue by providing critical services, such as start-up and testing and nuclear fuel and refueling services, over the life cycle of each power plant.
Expenses
Research and Development Expense
Our research and development (“R&D”) expenses consist primarily of internal and external expenses incurred in connection with our R&D activities. These expenses include labor directly performed on our projects and fees paid to third parties working on and testing specific aspects of our NPM design. R&D costs have been expensed as incurred.
General and Administrative Expense
G&A expenses consist of compensation costs for personnel in executive, finance, accounting, human resources and other administrative functions. G&A expenses also include legal fees, professional fees paid for accounting, auditing, consulting services, insurance costs and facility costs. Following the Transactions, we expect we will incur higher G&A expenses for public company costs such as compliance with the regulations of the SEC and Nasdaq.
Other Operating Expense
Other operating expenses consist primarily of compensation costs (including indirect benefits and stock-based compensation expense) for operating personnel.
Department of Energy Cost Share
The DOE cost share amounts reflect our cost-sharing arrangement with the DOE. Generally, as our qualifying operating costs change, there is a corresponding change in the reimbursable amounts. The amount of any reimbursement is recognized in the period that we recognize the qualifying expenses.
Income Tax Effects
We are a limited liability company that is treated as a partnership for tax purposes, with each of our members accounting for its share of tax attributes and liabilities. Accordingly, there are no current or deferred income tax amounts recorded in our financial statements.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
	Year Ended December 31,
(in thousands)	2020	2019
Revenue	$600	$373
Cost of revenue	(355)	(321)
Gross margin	245	52
Other operating expenses
Research and development	95,267	62,553
General and administrative	37,176	38,845
Other	26,645	26,288
Loss from operations	(158,843)	(127,634)
Department of Energy cost share	71,109	56,699
Interest expense	(653)	(172)
Net loss	$(88,387)	$(71,107)

Research and Development
A breakdown of R&D costs by nature for the years ended December 31, 2020 and 2019 is presented below:
	Year Ended December 31,
(in thousands except percentages)	2020	2019
Research and development expenses:
Professional fees	63,856	36,076
Personnel costs	31,264	26,044
Other	165	433
Total	95,267	62,553
These increases were driven by increased efforts in the standard plant design scope of the plan development. The NRC’s review of the NPM design application concluded in late 2020, and efforts to respond to questions during the review increased from 2019 to 2020 as we worked to finalize the application.
General and Administrative
The decrease in G&A expenses in 2020 was primarily due to decreases in compensation and benefits of $1.3 million and travel of $1.0 million, offset by a $1.4 million increase in professional fees.
Department of Energy Cost Share
The DOE cost share increase in 2020 reflects the incurrence of higher qualifying costs for the year ended December 31, 2020 compared to the year ended December 31, 2019.
Comparison of the Nine months Ended September 30, 2021 and 2020
	Nine Months Ended September 30,
(in thousands)	2021	2020
Revenue	$1,333	$322
Cost of revenue	(807)	(167)
Gross margin	526	155
Other operating expenses
Research and development	66,021	70,875
General and administrative	33,580	26,665
Other	24,166	18,581
Loss from operations	(123,241)	(115,996)
Department of Energy cost share	50,408	52,926
Interest expense	(1,613)	(267)
Net loss	$(74,446)	$(63,307)
Research and Development
The decrease in R&D during 2021 mainly reflected a $3.0 million decrease in professional fees and a $1.7 million decrease in personnel-related costs.
General and Administrative
The increase in G&A during 2021 was primarily due to a $5.1 million increase in professional fees and $1.6 million increase in compensation and benefit costs.

Other Operating Expense
The increase in other expense during 2021 was primarily due to a $5.8 million increase in compensation costs offset by a $0.5 million decrease in professional fees.
Department of Energy Cost Share
The DOE cost share decrease in 2021 reflects the incurrence of slightly fewer qualifying costs for the nine-months ended September 30, 2021, compared to the nine-months ended September 30, 2020.
Interest Expense
The increase in interest expense during 2021 was incurred in connection with borrowings under the LOC with Fluor from late 2020 through first quarter of 2021. All amounts owed in connection with such borrowings were repaid by June 2021.
Liquidity and Capital Resources
Liquidity
We measure liquidity in terms of our ability to fund the cash requirements of our R&D activities and our near term business operations, including our contractual obligations and other commitments. Our current liquidity needs primarily involve R&D activities for the ongoing development of the NPM and associated plant design.
We had $103 million in cash and cash equivalents as of September 30, 2021 (compared to $4.9 million as of December 31, 2020), of which $80 million was considered restricted cash, subject to regulatory approval. With receipt of the regulatory approval in the fourth quarter of 2021, this restriction was removed. We also had total debt of $13.9 million as of September 30, 2021 (compared to $33.9 million as of December 31, 2020), representing outstanding principal and accrued interest on the Fluor Convertible Note.
Going Concern
As part of issuing our financial statements, we evaluated whether there were any conditions and events that raise substantial doubt about our ability to continue as a going concern over the next twelve months. Since inception, we have incurred significant operating losses, have an accumulated deficit of $754 million and negative operating cash flow during 2020 and 2019. Management expects that operating losses and negative cash flows may increase from the 2020 levels because of additional costs and expenses related to the development of technology and the development of market and strategic relationships with other companies. Our continued solvency is dependent upon our ability to obtain additional working capital to complete our product development, to successfully market our product and to achieve commerciality of our products.
We entered into our most recent agreement with DOE in February 2020. Total amounts under this award during 2020 were $100.5 million. Additional obligations of $70 million were issued in 2021. We are pursuing a variety of additional funding to support the continuation of operations. While we believe we have sufficient funding for the short term, management has concluded there is substantial doubt about our ability to continue as a going concern through December 2022.
To date, we have not generated any material revenue. We do not expect to generate any meaningful revenue unless and until we are able to commercialize our NPM and related services. We will require additional capital to develop our products and services and to fund operations for the foreseeable future. We expect our costs to increase in connection with advancement of our products and services toward commercialization. In addition, upon the completion of the Transactions, we expect to incur additional costs associated with operating as a public company. While we believe that the proceeds of the Transactions (including the related private placement) may be sufficient to reach commercialization of our NPM, certain costs are not reasonably estimable at this time and we may require additional funding and our projections anticipate certain customer-sourced income that is not assured.

Summary Statement of Cash Flows for the Years Ended December 31, 2020 and 2019
The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below:
	Year Ended December 31,
(in thousands)	2020	2019
Net cash used in operating activities	$(47,235)	$(66,412)
Net cash used in investing activities	(3,526)	(1,076)
Net cash provided by financing activities	38,494	76,996
Net increase (decrease) in cash and cash equivalents	(12,267)	9,508
Cash Flows used in Operating Activities
Our operating cash flow increased during 2020 despite an increase in our net loss. This resulted from the 2020 collection of a large receivable ($18 million) accrued as of December 31, 2019 and collection of $13 million from the DOE in 2020 that has been deferred as a liability.
Cash Flows used in Investing Activities
Investing cash flows generally reflect capital expenditures on computer equipment and software. In 2020, we had more of such purchases than in 2019.
Cash Flows from Financing Activities
In 2020, net cash provided by financing activities consisted of proceeds from the incurrence of debt of $20 million as a note payable to Fluor and proceeds from the sale of convertible preferred units of $18.5 million.
In 2019, net cash provided by financing activities consisted primarily of proceeds from the sale of convertible preferred units.
Summary Statement of Cash Flows for the Nine months Ended September 30, 2021 and 2020
The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below:
	Nine months Ended September 30,
(in thousands)	2021	2020
Net cash used in operating activities	$(73,389)	$(24,301)
Net cash used in investing activities	(1,573)	(3,062)
Net cash provided by financing activities	172,715	14,974
Net increase (decrease) in cash, cash equivalents and restricted cash	97,753	(12,389)
Cash Flows used in Operating Activities
Our operating cash flow decreased in 2021 due principally to the $11 million increase in net loss, an increase in adverse working capital effects of accounts receivable of $19 million and an increase in adverse DOE deferral effects of $25 million
Cash Flows used in Investing Activities
Investing cash flows generally reflect capital expenditures on computer equipment and software. In 2021, we had fewer such purchases than in 2020.

Cash Flows from Financing Activities
For 2021, net cash provided by financing activities consisted primarily of proceeds from the sale of $192.5 million in convertible preferred units offset by a net repayment of $20.0 million under notes payable to Fluor.
For the nine months ended September 30, 2020, net cash provided by financing activities consisted primarily of proceeds from the sale of convertible preferred units of $10.0 million and proceeds from borrowings of $5.0 million under notes payable to Fluor.
Commitments and Contractual Obligations
We are a party to operating leases primarily for office space under non-cancelable operating leases. The following table summarizes our lease commitments as of December 31, 2020:
Year Ending December 31	Minimum Lease Commitment
(in thousands)
2021	$1,650
2022	1,210
2023	214
Total	$3,074
Apart from leases, we do not have any other material contractual obligations, commitments or contingent obligations.
Off-Balance Sheet Arrangements
As of September 30, 2021, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Critical Accounting Policies and Estimates
Our financial statements have been prepared in accordance with U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our financial statements. Our significant accounting policies are described in our financial statements included elsewhere in this Proxy Statement/Prospectus. Additional information about our critical accounting policies follows:
Accounts Receivable
Accounts receivable includes reimbursement requests outstanding from the DOE awards and are recognized as eligible costs are incurred. Such treatment creates symmetry with our incurrence of qualifying costs. We do assess the probability of collection from the DOE in establishing the fair value of recorded amounts.
Revenue Recognition
We recognize fixed price contract revenue with multiple performance obligations as each obligation is completed. We allocate the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. Revenue recognized on contracts that have not been billed to customers is classified as a current asset under Accounts Receivable on the Balance Sheet. Amounts billed to clients in excess of revenue recognized are classified as a current liability under Deferred Revenue.

We recognize time and material contracts revenue over time, matching continuous transfer of control to the customer. We account for these contracts as a single performance obligation and recognizes revenue using the percentage-of-completion method, based on contract cost incurred to date compared to total estimated contract cost. The percentage-of-completion method (an input method) is the most faithful depiction of our performance because it directly measures the value of the services transferred to the customer. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client.
We exclude all taxes assessed by governmental authorities from our measurement of transaction prices that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of sales.
We generally provide limited warranties for work performed under our engineering contracts. The warranty periods typically extend for a limited duration following substantial completion of our work.
Because our SMR is designed to be sold on a modular basis, we are limited under U.S. GAAP in our ability to recognize revenue on a percent-of-completion (“POC”) basis. Other companies with a less-standardized approach might be able to use POC, which would have the effect of accelerating any profit ahead of us with our use of completed contract accounting.
Equity-Based Compensation
Equity-based compensation is measured using a fair value-based method for all equity-based awards. The cost of awarded equity instruments is recognized based on each instrument’s grant-date fair value over the period during which the grantee is required to provide service in exchange for the award. The determination of fair value requires significant judgment and the use of estimates, particularly with regard to Black-Scholes assumptions such as stock price volatility and expected option lives to value equity-based compensation. Equity-based compensation is recorded as a general and administrative expense in the statements of operations.
We measure the fair value of each unit option grant at the date of grant using a Black-Scholes option pricing model. We estimate the expected term of options granted based on historical experience and expectations. We use the treasury yield curve rates for the risk-free interest rate in the option valuation model with maturities similar to the expected term of the options. Volatility is determined by reference to the actual volatility of several publicly traded companies that are similar to us in our industry sector. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option valuation model. Forfeitures are recognized as they occur. All equity-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards.
There is substantial judgment in selecting the assumptions which we use to determine the fair value of such stock awards and other companies could use similar market inputs and experience and arrive at different conclusions with respect to those used to calculate fair value. Using alternative assumptions could cause there to be differences in the resulting fair value. If the fair value were to increase, the amount of expense that would result would also increase. Conversely, if fair value were to decrease, the amount of expense would decrease.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts EGCs from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-EGCs, and any such election to not take advantage of the extended transition period is irrevocable. Following the consummation of the Transactions, we expect to be an EGC at least through the end of 2022 and will have the benefit of the extended transition period. We intend to take advantage of the benefits of this extended transition period.

Recent Accounting Pronouncements
Our financial statements included elsewhere in this prospectus contain more information about recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, including the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on us.

EXECUTIVE COMPENSATION
Spring Valley Executive and Director Compensation
The following disclosure concerns the compensation of Spring Valley’s executive officers and directors from inception (i.e., pre-business combination).
None of Spring Valley’s executive officers or directors have received any cash compensation for services rendered to Spring Valley. Since the consummation of Spring Valley’s Initial Public Offering and until the earlier of the consummation of an initial business combination and Spring Valley’s liquidation, Spring Valley will reimburse the Sponsor for office space and secretarial and administrative services provided to Spring Valley, in an amount not to exceed $10,000 per month. In addition, Spring Valley’s Sponsor, executive officers and directors and their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities conducted on Spring Valley’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Spring Valley’s audit committee reviews all payments that Spring Valley makes to the Sponsor, executive officers and directors and their respective affiliates on a quarterly basis. Any such payments prior to an initial business combination are made using funds held outside of the Trust Account. Other than quarterly audit committee review of such reimbursements, Spring Valley does not have any additional controls in place for governing reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred on behalf of Spring Valley and in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by Spring Valley to the Sponsor, executive officers and directors or any of their respective affiliates, prior to completion of an initial business combination.
Post-Transactions Company Executive Compensation
Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to NuScale LLC and its subsidiaries prior to the consummation of the Transactions, and to NuScale Corp and its subsidiaries after the Transactions.
Anticipated Compensation of Directors and Executive Officers after the Transaction
Following the closing of the Transactions, we expect NuScale Corp’s executive compensation program to be consistent with NuScale LLC’s compensation policies and philosophies, which are designed to:
•
attract, retain and motivate senior management leaders who are capable of advancing NuScale’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

•
reward senior management in a manner aligned with NuScale’s financial performance; and

•
align senior management’s interests with equity owners’ long-term interests through equity participation and ownership.

Decisions with respect to the compensation of NuScale Corp’s executive officers, including its named executive officers, will be made by the compensation committee of the NuScale Corp Board . The terms of each named executive officer’s employment agreement are described below under “— Employment Agreements.”
In addition to base salary and annual bonuses, we expect NuScale Corp to use stock-based awards in future years to promote its interests by providing executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of NuScale Corp’s equity holders.
NuScale Corp expects to adopt a Stock Ownership and Anti-Hedging/Pledging Policy that will require non-employee directors and executive officers to acquire and hold sufficient shares of our common stock to meaningfully participate in the risks and rewards of ownership with NuScale Corp stockholders, and that will prohibit hedging, pledging and similar transaction that would minimize the risks of stock ownership. Non-employee directors and executive officers will be required to acquire and retain the net after-tax shares received as compensation until accumulated holdings have a market value equal to a multiple of their base compensation, as indicated in the table below.
Non-employee directors	5x annual cash retainer
CEO	5x base salary
CFO and CEO Direct Reports	2x base salary
Compensation paid based on performance, including any award under the Long Term Incentive Plan, will be subject to a recoupment ("clawback") policy. In the event of a restatement of incorrect financial results, this policy will enable the Board or the Compensation Committee, if it determines appropriate and subject to applicable laws, to seek reimbursement from award recipients of any portion of an award that would not have been earned based on corrected financial results.
Director Compensation
Non-employee directors of NuScale Corp that are not affiliated with Fluor will receive varying levels of compensation for their services as directors and members of committees of the NuScale Corp Board. NuScale Corp will compensate non-employee directors in accordance with industry practice and standards. This includes an anticipated annual $80,000 cash retainer (or stock equivalent), payable quarterly in arrears; an annual cash retainer of $50,000 for the non-Executive Chair of the NuScale Corp Board; and a $30,000 cash retainer for the Lead Independent Director. At the completion of the Transactions, NuScale Corp expects to have a non-Executive Chair of the NuScale Corp Board and no Lead Independent Director. We expect to pay additional annual cash retainers, quarterly in arrears, for committee members as follows:
	Member	Additional to Chair
Audit	$10,000	$12,500 ($22,500 total)
Compensation	$7,500	$8,000 ($15,500 total)
Nominating and Governance	$5,000	$6,500 ($11,500 total)
In addition to cash compensation, we expect non-employee directors will receive an annual restricted stock unit (“RSU”) award with a grant value equal to $80,000, which we expect will be granted on the date of the annual shareholder meeting and will vest quarterly, i.e., will become fully vested after one year. We also anticipate that new non-employee directors, including those who become directors of NuScale Corp as a result of the Transactions, will receive a one-time inducement RSU award with a grant value equal to $110,000 upon joining the NuScale Corp Board. Such one-time inducement RSU award will vest quarterly over a period of three years, with 33% of the total RSU value vesting each year. The non-employee directors who we expect will receive this one-time inducement following the transaction are James T. Hackett, Kent Kresa, Kimberly O. Warnica, and Christopher Sorrells. Following his retirement as Executive Chairman of Fluor and the expiration of his current term on the Fluor Board of Directors in May 2022, Alan L. Boeckmann will receive the forgoing compensation as a non-employee director of NuScale Corp, including the one-time inducement.
NuScale LLC Executive Compensation
This section provides an overview of NuScale LLC’s compensation programs, including a description of the material factors necessary to understand the information disclosed in the summary compensation table below. This section also provides an overview of certain compensation arrangements adopted in connection with the Merger Agreement, to be effective on the Closing. This discussion may contain forward-looking statements that are based on NuScale LLC’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that NuScale Corp adopts following the completion of the Transactions may differ materially from the existing and currently planned programs summarized or referred to in this discussion.
For the year ended December 31, 2021, NuScale’s named executive officers (“NEOs”) were:

John L. Hopkins — Chief Executive Officer (CEO) and President
Dale Atkinson — Chief Operating Officer and Chief Nuclear Officer
Chris Colbert — Chief Financial Officer & Chief Strategy Officer
We believe that our success is driven by our employees, and that our employees will only be successful if they have leaders who provide strategic vision and direction. To attract talented leaders, we offer a balanced compensation package that includes competitive base pay and incentive compensation that rewards both short and long-term value creation.
Our compensation program includes the following pay delivery components:
•
Base pay salary structure that is competitive in the labor markets and industries in which we operate.

•
An incentive (cash bonus) program that rewards key employees based on results.

•
An equity program that attracts, retains, and motivates longer-term excellence.

•
A performance management system that links performance to desired outcomes.

•
A job evaluation system that focuses on external cost of labor, with a secondary review of internal equity.

Base Pay
For executives, including our NEOs, we target base pay in the third quartile (50th to 75th percent) of base of pay according to industry benchmarking studies with 50th percent being the midpoint of base compensation in the industry.
Our salary structure consists of pay ranges that group jobs having similar value based on internal and/or external comparisons. Each range is assigned a minimum, midpoint and maximum pay. For any given position the purpose of a pay range is to manage pay within these limits as defined below:
•
The minimum reflects the lowest wage an incumbent should receive.

•
The midpoint indicates the “going-rate” or the average pay fully qualified incumbents should receive.

•
The maximum is the highest wage an incumbent should receive.

Pay ranges are also measured in terms of spread and midpoint differential.
•
The spread refers to the width, or the difference, between the minimum pay and the maximum pay of any given grade.

•
Midpoint differential is the percentage difference between pay grade midpoints as they progress from the lowest grade to the highest within the structure.

The range spread is designed to compensate for all levels of skills, knowledge, experience and performance within the job. Our range has a minimum and maximum pay built around the market 5th and 95th percentile; the midpoint is based on the market 50th percentile. Movement through the range generally occurs commensurate with our assessment of an employee’s capabilities and performance.
Our salary structures are to be used as a guide for determining appropriate offers to new hires and salary increases for employees. Each position at NuScale LLC has been assigned to a salary grade that identifies the minimum and maximum amounts we will pay for jobs assigned to that grade. Assignment is based on the competitive marketplace as defined by established industry salary surveys. Depending on the type of position, the grade classification for each position is based on the cost of wages in the industry and/or the Portland, Oregon geographic region, with determination dependent on the position, and the market in which we compete for talent. We review market data periodically and make appropriate adjustments made to the structure.
NuScale Professional Incentive Plan
We adopted the NuScale Professional Incentive Plan (the “NuScale Professional Incentive Plan”) on January 1, 2015 to focus senior staff, managers and other personnel designated by our chief executive officer on critical success factors. Under the plan, eligible employees may earn an annual cash bonus equal to a percentage of their base pay if they achieve annual performance goals, which may include company performance measures and individual goals. We set target and maximum incentive payment amounts by job classification. Typically, plan participants are identified in the third quarter; company performance measures are proposed by our chief executive officer and approved by our Compensation Committee, and individual performance measures are proposed by designated managers and approved by our chief executive officer; and goals are fixed in the first quarter.
NuScale LLC 2011 Equity Incentive Plan and Hopkins UARs
NuScale LLC previously granted equity awards to certain employees, including the NEOs, which are generally subject to vesting based on each named executive officer’s continued service. Each of our NEOs currently outstanding NuScale Options that were granted under our 2011 Equity Incentive Plan, as amended and amended and restated from time to time (the “2011 Plan”), as set forth in the table below titled “2020 Outstanding Equity Awards at Fiscal Year-End.” In addition, we awarded John L. Hopkins, our chief executive officer, Unit Appreciation Rights (“Hopkins UARs”), as set forth in the table below.
At the Effective Time, the 2011 Plan will terminate and each option granted under the 2011 Plan that is outstanding immediately prior to the Effective Time, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, cease to represent a NuScale Option and will be assumed by NuScale Corp and converted into an option to purchase a number of shares of NuScale Corp Class A Common Stock (such option, an “NuScale Corp Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of NuScale LLC Units subject to such NuScale Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per unit of the NuScale LLC Unit of such NuScale Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of NuScale Corp Class A Common Stock purchasable pursuant to the NuScale Corp Options will be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code. Except as specifically provided above, following the Effective Time, each NuScale Corp Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former NuScale Option immediately prior to the Effective Time.
At the Effective Time, each of the Hopkins UARs that is outstanding immediately prior to the Effective Time, will, automatically and without any required action on the part of the holder thereof, be cancelled and in exchange therefor the holder will receive a number of shares of NuScale Corp Class A Common Stock equal to (i) the Exchange Ratio minus (ii) the quotient of (A) the strike price of $0.11, divided by (B) $10.00; provided that no fractional share of NuScale Corp Class A Common Stock will be issued in connection therewith (with any such fractional amount being rounded down and paid cash in lieu thereof pursuant to the Merger Agreement). If the Hopkins UARs are exercised before the Effective Time, NuScale LLC in its sole discretion may, in lieu of delivering NuScale LLC Common Units to Mr. Hopkins under the terms of the agreement governing the Hopkins UARs, elect to pay him, by cash or cash equivalent, the cash value of such NuScale LLC Common Units. Any such cash election would result in the recognition of compensation expense equal to any excess of the fair value at the time of cash settlement over the grant date fair value for the Hopkins UARs. The maximum value that Mr. Hopkins will be entitled to receive following exercises individually or in the aggregate of the Hopkins UARs is $10,000,000. Mr. Hopkins intends to exercise the Unit Appreciation Rights prior to closing, and the NuScale LLC Board has authorized NuScale LLC to cash settle the Unit Appreciation Rights for $1,540,000 in that case. Consequently, it is not anticipated that any NuScale Corp Class A Common Stock will be issued to Mr. Hopkins in settlement of the Unit Appreciation Rights.
Long Term Incentive Plan-Based Compensation.
After the Transactions, our executives, including our NEOs, will be eligible for awards under the Long-Term Incentive Plan, and non-executives may also be eligible if approved by the Compensation Committee.

We expect the primary component of our NEO’s total compensation will be equity-based compensation to attempt to tie total compensation to long-term shareholder value. Accordingly, we expect to award executives sizeable equity-based awards at the time of hire and on a periodic basis.
Initially, NuScale Corp expects to grant 100% time-vested RSUs as our equity-based compensation vehicle. We believe that restricted stock units align the long-term interests of management and shareholders and help efficiently manage overall shareholder dilution from stock awards. RSU grant amounts and vesting, whether for new hire or subsequent grants, will be established by the Compensation Committee after receiving recommendations from the Senior Human Resources Officer and the Chief Executive Officer. We expect that RSUs issued to employees will vest over four years, and that, absent a change in control, vesting will not accelerate as a result of termination of employment. We anticipate that grants in future years may include performance shares and stock options in addition to RSUs.
For new hire grants and grants made in connection with internal promotions, the Senior Human Resources Officer and the Chief Executive Officer, and the Compensation Committee will consider a variety of factors, including prior compensation, compensation that will be forfeited upon joining the Company, the compensation of similarly situated senior executives at NuScale Corp, the executive’s expected level of responsibility and expected contributions to our future success, and the compensation of similarly situated executives at peer companies.
For other periodic grants, the Senior Human Resource Officer and the Chief Executive Officer and the Compensation Committee will consider a variety of factors, included the executive’s level of responsibility, past contributions to performance and expected contributions, and relative compensation of similarly situated leaders both within NuScale Corp and in the nuclear industry.
Employee Benefits
We provide all of our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with health and welfare benefits, including medical, dental, vision, life and disability insurance coverage, and the ability for eligible participants to participate in our 401(k) plan.
Summary Compensation Table
The following table shows information concerning the annual compensation for services provided to NuScale by our NEOs for the year ended December 31, 2021.
Name and Position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)	Total ($)
John L. Hopkins Chief Executive Officer	2021	544,741	1,094,487	396,000	4,638	2,039,866
Dale Atkinson Chief Operating Officer	2021	407,259	804,083	270,915	15,596	1,497,853
Chris Colbert Chief Financial Officer & Chief Strategy Officer	2021	347,763	804,083	196,589	15,338	1,363,774

(1)
The amounts in these columns represent the estimated aggregate grant-date fair value of option awards granted to each NEO, computed in accordance with U.S. GAAP.

(2)
Reflects the amounts estimated to be earned in 2021 under our NuScale Professional Incentive Plan. Actual amounts will be included in an amendment to this Proxy Statement/Prospectus.

Outstanding Equity Awards at 2021 Fiscal Year-End
The following illustrates outstanding equity awards held by the NEOs as of December 31, 2021. The number of securities are the number of Existing NuScale Common Units issuable upon exercise.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price	Option Expiration Date
John L. Hopkins	625,000	875,000	$1.11	3/31/2031
	7,194,375	509,625	$0.59	02/14/2028
	1,000,000(2)	0	$0.11	N/A
Dale Atkinson	459,166	642,834	$1.11	3/31/2031
	1,400,000	0	$0.12	07/18/2024
	1,200,000	0	$0.56	02/19/2026
	3,250,125	216,675	$0.59	02/14/2028
Chris Colbert	459,166	642,834	$1.11	3/31/2031
	624,000	0	$0.14	02/22/2022
	864,000	0	$0.11	09/13/2023
	700,000	0	$0.56	02/19/2026
	1,324125	88,275	$0.59	02/14/2028

(1)
Options to purchase Existing NuScale Common Units were granted under the 2011 Plan, and will be assumed by NuScale Corp and become options to purchase NuScale Corp Class A Common Stock as set forth in the Merger Agreement. On a pro forma basis at the Effective Time, the number of shares of NuScale Corp Class A Common Stock underlying unexercised options, and the exercise price per share, will be as set forth in the table below.

Pro Forma Number of Shares of NuScale Corp Class A Common Stock Underlying Unexercised Options
Name	Exercisable (#)	Unexercisable (#)	Pro Forma Option Exercise Price	Option Expiration Date
John L. Hopkins	108,181	151,453	$6.41	3/31/2031
	1,245,267	88,210	$3.41	02/14/2028
	173,089(2)	0	$0.64	N/A
Dale Atkinson	79,477	111,267	$6.41	3/31/2031
	242,325	0	$0.69	07/18/2024
	207,707	0	$3.24	02/19/2026
	562,561	37,504	$3.41	02/14/2028
Chris Colbert	79,477	111,267	$6.41	3/31/2031
	108,008	0	$0.81	02/22/2022
	149,549	0	$0.64	09/13/2023
	121,162	0	$3.24	02/19/2026
	229,191	15,279	$3.41	02/14/2028

(2)
Unit Appreciation Rights that entitle Mr. Hopkins to receive a fraction of an Existing NuScale Common Unit having a fair value equal to the excess of the value of a common unit on the date of exercise over the strike price of $0.11. Following Mr. Hopkins’ exercise of Unit Appreciation Rights, NuScale LLC in its sole discretion may, in lieu of delivering common units to Mr. Hopkins, elect to pay him, by cash or cash equivalent, the cash value of such common units, in which case, Mr. Hopkins will not be entitled to common units following the exercise. Any such cash election would result in the recognition of compensation expense equal to any excess of the fair value at the time of cash settlement over the grant date fair value for the Hopkins UARs. The maximum value that Mr. Hopkins is entitled to receive following exercises individually or in the aggregate of Unit Appreciation Rights is $10,000,000. Mr. Hopkins intends to exercise the Unit Appreciation Rights prior to closing, and the NuScale LLC Board has authorized NuScale LLC to cash settle the Unit Appreciation Rights for $1,540,000 in that case. Consequently, it is not anticipated that any NuScale Corp Class A Common Stock will be issued to Mr. Hopkins in settlement of the Unit Appreciation Rights.
Executive Employment Agreements
NuScale LLC currently has employment agreements with 12 executives, including its NEOs. In anticipation of the Transaction, effective at Closing, we expect to amend the employment agreements with Mr. Hopkins, our chief executive officer, and with Mr. Atkinson, our chief operating officer, and to replace the employment agreements for each of our other executives, including our other NEO, with an indemnification and change of control agreement that will be effective after the Transaction.
The employment agreements for each of Mr. Hopkins and Mr. Atkinson will provide that if employment is terminated by us without “cause,” other than in connection with a change of control, the executive will be entitled to severance consisting of (i) a lump sum equal to three years’ base salary plus target bonus; (ii) a pro-rated portion of any annual bonus; (iii) continued medical, dental and vision coverage for up to 18 months; (iv) any equity-based compensation awards, other than performance-based equity awards, that are outstanding will continue to vest as if the executive was still employed; (v) any performance-based equity awards will, to the extent the performance criteria are met, be earned at 100% of target, pro-rated based on the number of months executive worked during the performance period; and (vi) all outstanding retention awards will fully vest. If employment is terminated by us without “cause” or by the executive for “good reason,” each in connection with a change in control, the executive will be entitled to receive severance consisting of (a) a lump-sum equal to three years' base salary plus target bonus; (b) if the successor fails to assume the annual incentive plan, a pro-rated portion of any annual bonus; (c) continued medical, dental and vision coverage for up to 18 months; (d) reimbursement of outplacement services expenses incurred in the 12 months following termination up to $25,000; (e) the full vesting of any retention awards; and (f) the full vesting of all equity awards other than performance-based awards and, with respect to performance-based awards, vesting at 100% of target.
In each employment agreement, (1) “cause” is defined as commission of any felony or any crime involving moral turpitude or dishonesty; participation in a fraud against NuScale LLC or any of its affiliates; willful and material breach of the executive’s duties that has not been cured within 30 days after written notice from NuScale LLC of such breach; intentional and material damage to NuScale LLC’s or any of its affiliates’ property; material violation of any policy of NuScale LLC or any of its affiliates or material breach by the executive of his Employee Proprietary Information and Inventions Assignment Agreement with NuScale LLC; and (2) “good reason” is defined as a material diminution of executive’s aggregate compensation, including, without limitation, base salary, annual bonus opportunity, and equity incentive compensation opportunities (other than a base salary, annual bonus opportunity, or equity compensation opportunity reduction of not more than 20% applicable to all similarly situated employees); a material diminution of executive’s authority, duties or responsibilities; or any other action or inaction that constitutes a material breach by NuScale LLC of the agreement under which the executive provides services (e.g., failure of successor to assume the employment agreement or breach of same).
NuScale LLC’s obligation to make the severance payments, and the executive’s right to retain the payments, is wholly conditioned on the executive providing a general release of claims in favor of NuScale LLC and continuing to comply with his obligations under the employment agreement, including the restrictive covenants. The employment agreements each contain (i) a perpetual confidentiality covenant; (ii) non-competition and non-solicitation of business partners covenants during the course of employment and for one year thereafter; (iii) a non-solicitation covenant with respect to employees and other service providers during the course of employment and for twelve months thereafter; and (iv) a non-disparagement obligation.
The employment agreements will also provide that, regardless of whether the executive’s employment is terminated, if there is a change in control and (i) if the successor does not assume NuScale LLC’s annual incentive plan, the annual bonus will be paid in the amount of the target bonus; (ii) if the successor does not assume any outstanding retention awards, then such awards will become immediately fully vested; and

(iii) if the successor does not assume the equity compensation plan in which the executive participates or grant comparable awards in substitution of the outstanding awards under any such plan, then any outstanding equity-based compensation awards granted to the executive under such plan, other than performance-based equity awards, will become immediately fully vested, and any performance-based equity awards will immediately vest assuming target performance.
NuScale LLC will also adopt an executive severance policy for its executives who do not have employment agreements, including our other NEO, effective as of Closing. The plan will provide that if employment is terminated by us without “cause,” the executive will be entitled to severance consisting of (i) a lump sum equal to one year’s base salary plus target bonus; (ii) continued medical, dental and vision coverage for up to one year; and (iii) the  vesting of all equity awards other than performance-based awards as and if provided in the award agreements and, with respect to performance-based awards, and other awards subject to further vesting, such unvested awards will be terminated. “Cause” in the policy has the same meaning as in the employment agreements described above. NuScale LLC’s obligation to make the severance payments is wholly conditioned on the executive providing a general release of claims in favor of NuScale LLC.
NuScale LLC will also enter into change of control and indemnity agreements with its executive officers who do not have employment agreements, including the other NEO, effective as of Closing. If the executive’s employment is terminated within two years following a change of control by us without “cause,” or by the executive for “good reason” the executive will be entitled to severance consisting of (i) a lump sum equal to one or one and a half times the executive’s base salary plus target bonus; (ii) a prorated annual bonus; (iii) continued medical, dental and vision coverage for up to one year; (iv) reimbursement of outplacement services expenses incurred in the 12 months following termination up to $25,000; and (v) the full vesting of all equity awards other than performance-based awards and, with respect to performance-based awards, vesting based on 100% of target. “Cause” and “good reason” in these agreements have the same meanings as in the employment agreements described above. A change of control includes a person or group holding more than 25% of either (1) the then-outstanding shares of common stock of NuScale Corp or (2) the combined voting power of the then outstanding voting securities of NuScale Corp entitled to vote generally in the election of the NuScale Corp Board.
NuScale LLC’s obligation to make the severance payments, and the executive’s right to retain the same, is wholly conditioned on the executive providing a general release of claims in favor of NuScale LLC and continuing to comply with his or her obligations under the employment agreement, including the restrictive covenants. The employment agreements each contain (i) a perpetual confidentiality covenant; (ii) non-competition and non-solicitation of business partners covenants during the course of employment; (iii) a non-solicitation covenant with respect to employees and other service providers during the course of employment and for twelve months thereafter; and (iv) a non-disparagement obligation.
The change of control and indemnity agreements will also provide that, regardless of whether the executive’s employment is terminated, if there is a change in control and (i) if the successor does not assume NuScale LLC’s annual incentive plan, the annual bonus will be paid in the amount of the target bonus; (ii) if the successor does not assume any outstanding retention awards, then such awards will become immediately fully vested; (iii) if the successor does not assume the equity compensation plan in which the executive participates or grant comparable awards in substitution of the outstanding awards under any such plan, then any outstanding equity-based compensation awards granted to the executive under such plan, other than performance-based equity awards, will become immediately fully vested, and any performance-based equity awards will immediately vest assuming target performance.
The employment agreements and the change of control and indemnification agreements will provide that, if payments to the executive pursuant to the agreement (when considered with all other payments made to the executive as a result of a change in control that are subject to section 280G of the Code)) (the amount of all such payments, collectively, the “Parachute Payment”) results in the executive becoming liable for the payment of any excise taxes pursuant to section 4999 of the Code, together with any interest or penalties with respect to such excise tax (“280G Excise Tax”), then NuScale will automatically reduce (the “Reduction”) the executive’s Parachute Payment to the minimum extent necessary to prevent the Parachute Payment (after the Reduction) from being subject to the Excise Tax, but only if, by reason of the Reduction, the after-tax benefit of the reduced Parachute Payment exceeds the after-tax benefit if such Reduction were not made. If the after-tax benefit of the reduced Parachute Payment does not exceed the after-tax benefit if the Parachute Payment is not reduced, then the Reduction will not apply. If the Reduction is applicable, the Parachute Payment will be reduced in such a manner that provides the executive with the best economic benefit and, to the extent any portions of the Parachute Payment are economically equivalent with each other, each will be reduced pro rata.
NuScale LLC Manager Compensation
Mr. Kresa has served as a member of the board of managers of NuScale LLC since August 2019. Beginning in 2020, he received compensation for his service as a member of the board of managers of NuScale LLC in the form of Existing NuScale Common Units valued at $20,000 per quarter. As a result of his board service, Mr. Kresa owns a total of 102,102 Existing NuScale Common Units. Mr. Hackett, who started his board service on November 1, 2021, received a total of $13,333.33 in manager compensation. Other than as described above, none of NuScale LLC’s non-employee managers received compensation in respect of their services as managers of NuScale LLC during 2020. The director compensation program for NuScale Corp directors following Closing is described above.
Emerging Growth Company Status
As an EGC, NuScale Corp will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of NuScale’s chief executive officer to the median of the annual total compensation of all of NuScale’s employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

MANAGEMENT OF NUSCALE PRIOR TO AND FOLLOWING THE TRANSACTIONS
Unless the context otherwise requires, any reference in this section of this Proxy Statement/Prospectus to “we,” “us,” “our” or “NuScale” refers to NuScale LLC and its consolidated subsidiaries prior to the consummation of the Merger and to NuScale Corp and its consolidated subsidiaries following the Merger.
Board of Directors and Management of NuScale LLC
The following is a list of the persons who are NuScale LLC’s managers (designated as “directors” in the table below), executive officers, and other significant employees, and their ages and positions. The identical persons are expected to serve in the same roles with NuScale Corp following the Transactions. Each director of NuScale Corp will serve until the next annual meeting of stockholders, or until his or her successor is elected.
Name	Age	Position
John L. Hopkins	67	Chief Executive Officer, Director
José N. Reyes	66	Chief Technical Officer
Dale Atkinson	66	Chief Commercial Officer
Chris Colbert	57	Chief Financial Officer
Robert Temple	65	General Counsel and Corporate Secretary
Thomas Mundy	61	Chief Commercial Officer
Clayton Scott	60	Executive Vice President, Business Development
Scott Bailey	60	Vice President, Supply Chain
Thomas Bergman	59	Vice President, Regulatory Affairs
Carl Britsch	58	Vice President, Human Resources
Robert Gamble	59	Vice President, Engineering
Diane Hughes	45	Vice President, Marketing & Communications
Karin Feldman	44	Vice President, Program Management
Alan L. Boeckmann	73	Director
Alvin C. Collins, III	48	Director
James T. Hackett	67	Director (Chairman)
Kent Kresa	82	Director
Christopher J. Panichi	54	Director
Executive Officers and Significant Employees
John L. Hopkins has served as NuScale LLC’s chief executive officer and on its board of directors since December 2012, and he served as its executive chairman from December 2012 to December 2021. Before that, Mr. Hopkins was with Fluor Corporation, one of the world’s largest publicly-traded engineering, procurement, fabrication, construction and maintenance companies. Mr. Hopkins started his career at Fluor Corporation in 1989, held numerous leadership positions in both global operations and business development, and served as a corporate officer from 1999 until 2012. Mr. Hopkins is active in a variety of professional and business organizations, and currently serves on the Executive Committee, Audit Committee and Compensation Committee of the United States Chamber of Commerce, Washington, D.C.; he was formerly the Chairman of the Board and Chairman of the Executive Committee. Mr. Hopkins served with the DOE’s Nuclear Energy Advisory Committee from 2019 to 2020, and is currently a member of the Nuclear Energy Institute Executive Committee and Energy Task Force Member, Atlantic Council and the Group of Vienna. He was a senior energy policy advisor of I Squared Capital, New York. He has also served as the senior executive member of both the Fluor Netherlands and Fluor United Kingdom board of directors; chairman of the board for Savannah River Nuclear Solutions, LLC; and as a director of the Business Council for International Understanding. Mr. Hopkins is qualified to serve as a director based on his knowledge of NuScale LLC and its operations, his strategic relationships with NuScale LLC partners, and his extensive experience in management and with the nuclear industry and with engineering and construction.

José N. Reyes, Ph.D., co-founded NuScale LLC and co-designed the NuScale passively-cooled small nuclear reactor. Dr. Reyes has served as our chief technology officer since 2007. Dr. Reyes is an internationally recognized expert on passive safety system design, testing and operations for nuclear power plants. He has served as a United Nations International Atomic Energy Agency technical expert on passive safety systems. He is a co-inventor on over 110 patents granted or pending in 20 countries. He has received several national awards including the 2013 Nuclear Energy Advocate Award, the 2014 American Nuclear Society Thermal Hydraulic Division Technical Achievement Award, the 2017 Nuclear Infrastructure Council Trailblazer Award, and the 2021 American Nuclear Society Walter H. Zinn Medal. He is a fellow of the American Nuclear Society and a member of the National Academy of Engineering. Dr. Reyes served as head of the OSU Department of Nuclear Engineering and Radiation Health Physics from 2006-2009. He directed the Advanced Thermal Hydraulic Research Laboratory and was the co-director of the Battelle Energy Alliance Academic Center of Excellence for Thermal Fluids and Reactor Safety in support of the Idaho National Laboratory mission from 1994-2009. Additionally, Dr. Reyes was the OSU principal investigator for the AP600 and AP1000 design certification test programs sponsored by the NRC, the DOE and Westinghouse from 1990-2005. He currently serves as a Professor Emeritus in the School of Nuclear Science and Engineering. He holds Ph.D. and Master of Science degrees in nuclear engineering from the University of Maryland, and a Bachelor of Science degree in nuclear engineering from the University of Florida. He is the author of numerous journal articles and technical reports, including a book chapter on SMRs for an ASME B&PV Codes and Standards handbook. He has given lectures and keynote addresses to professional nuclear organizations in the United States, Europe and Asia.
Dale Atkinson has served as our chief operating officer and chief nuclear officer since he joined NuScale in 2014. In his current position, he is responsible for Operations, Engineering, Projects, Supply Chain Services, Quality Assurance, Human Resources, Information Technology, Corporate Services, and Regulatory Affairs. Before joining NuScale, Mr. Atkinson worked at Energy Northwest where he served as chief nuclear officer and vice president of Nuclear Generation (2005-2008), vice president of Technical Services (2009-2012), vice president of Energy Business Services (2013-2014) and since joining Energy Northwest in 1989, also served as Engineering manager, Quality manager, and Reactor Engineering/Fuels manager. He was certified as a senior reactor operator and qualified as station nuclear engineer and shift technical advisor at Columbia Generating Station. Mr. Atkinson has 44 years of experience in the nuclear power industry, including five years of service as an officer serving on nuclear attack submarines in the United States Navy and has provided consulting services on initial power plant testing to several utilities. Mr. Atkinson holds a B.S. in nuclear engineering from OSU, a Master of Engineering from Pennsylvania State University, and an M.B.A. from the University of Washington. He is also a graduate of the Harvard Business School Advanced Management Program. Mr. Atkinson is a member of the Oregon State University Academy of Distinguished Engineers, a member of the Oregon State University Dean of Engineering’s Leadership Council, former chairman of the Utilities Service Alliance representing 26% of the United States nuclear generating fleet, and is the former chairman of the advisory board for the Nuclear Science and Engineering department at OSU.
Chris Colbert has served as our chief financial officer since February 2021 and as our chief strategy officer since 2014. He also served as our chief operating officer from 2011 to 2014. Mr. Colbert joined NuScale LLC from UniStar Nuclear Energy, LLC, where he was senior vice president for Projects and Services from 2007 to 2011. While at UniStar, Mr. Colbert was responsible for the deployment of the United States EPR at UniStar’s existing nuclear power plant sites and the provision of licensing and other project development services to other United States EPR projects. Before joining UniStar, Mr. Colbert worked for a number of companies over nearly 15 years developing and financing over 6500 MW of fossil-fueled power projects. Mr. Colbert began his career at GE Aircraft Engines as an engineer and later transferred to the General Electric Company Corporate Audit Staff. Mr. Colbert holds a B.S. in electrical engineering and a minor in computer science from the Massachusetts Institute of Technology and an M.B.A. from the Walter A. Haas School of Business in Berkeley, CA. He is also a chartered financial analyst.
Robert (Bob) Temple has served as general counsel and secretary of NuScale LLC since 2016. Before NuScale LLC, Mr. Temple served as general counsel and corporate secretary for Toshiba America Energy Systems Corporation (“TAES”) from 2015 to 2016, and as general counsel and corporate secretary for Toshiba America Nuclear Energy Corporation. Before joining TAES, Mr. Temple was assistant general counsel for The Babcock & Wilcox Company from 2010-2015, where he served as the chief legal advisor for

Babcock & Wilcox Nuclear Energy, Inc. and Babcock & Wilcox mPower, Inc., as well as the general counsel and secretary for Generation mPower LLC. Mr. Temple joined Babcock & Wilcox in 2011 from the Washington, D.C. office of Haynes and Boone, LLP. During his career in private law practice, Mr. Temple worked as an associate, of counsel, or partner in the Chicago and Washington, D.C. offices of the law firms of Winston & Strawn, Hopkins & Sutter and McGuireWoods. Mr. Temple was Deputy General Counsel, vice president and secretary at CPS Energy from 2004 to 2009 and served as an in-house attorney with Commonwealth Edison (now Exelon) from 1995 to 1997. Before becoming an attorney, Mr. Temple was a licensed senior reactor operator at LaSalle County Station and served in the United States Navy aboard nuclear submarines. Mr. Temple received his J.D. from Illinois Institute of Technology’s Chicago-Kent College of Law (1995) and received his Bachelor of Science degree from Southern Illinois University (1988).
Thomas (Tom) Mundy has served as NuScale LLC’s chief commercial officer since 2017. In this role, Mr. Mundy oversees commercial global business activities, including all marketing, communications, business development and sales, and services functions for the United States and abroad. Prior to this position, Mr. Mundy served as Managing Director for the United Kingdom and Europe from 2015 to 2017, where he was responsible for establishing NuScale’s LLC’s business presence. Mr. Mundy initially joined NuScale LLC in 2012 as the vice president of Program Management and was responsible for the timeliness and budget performance of major internal projects. Before NuScale LLC, Mr. Mundy served as founding chief executive officer and president of Exelon Nuclear Partners, LLC, a subsidiary of Exelon Generation Company, LLC from 2009 to 2012 and as Vice President of Nuclear Development from 2007 to 2009. In addition to the various positions Mr. Mundy has held in Exelon’s energy delivery, nuclear, and fossil generation organizations, he has also held positions with GPU Nuclear Corporation and the Newport News Shipbuilding and Dry Dock Company from 1986 to 1988 and 1982 to 1986, respectively. He was certified as a boiling-water reactor (“BWR”) Shift Technical Advisor, and is a licensed attorney in Pennsylvania and New Jersey where he has practiced for several years. Mr. Mundy holds a B.S. in marine engineering from the United States Merchant Marine Academy, a Master of Engineering Administration degree from George Washington University, and a J.D. (with honors) from Temple University Beasley School of Law. Mundy is also a registered patent attorney.
Clayton Scott joined NuScale LLC on January 10, 2022 as Executive Vice President, Business Development. In his new role, he is responsible for the global sales, marketing and communications for NuScale LLC. Mr. Scott brings more than 40 years of diverse global experiences allowing him the ability to open markets and raise brand awareness, in addition to having closed over $2.5B USD in sales globally. Prior to NuScale, he was a Senior Vice President — Global Sales, Deputy Director I&C Business Unit for Framatome, responsible for the global I&C sales, P&L within the group and a global footprint of more than 2000 staff. Driving new business at the Ministry levels in Russia, China, Uzbekistan, Egypt, Saudi Arabia, and others. Prior to Framatome, Mr. Scott served as the Chief Nuclear Officer for Schneider Electric, responsible for the company’s global nuclear organization, with offices and facilities in North America, Europe/MENA, and Asia. Before accepting this position, Scott served as the Chief Nuclear Officer of Invensys’s global nuclear business. He was appointed by the International Atomic Energy Agency (IAEA) to chair a taskforce on harmonizing digital licensing issues globally. He is a frequent lecturer on various topics within the energy sector. He is a member of the University of Tennessee Advisory Board, and member of the Xiamen University Advisory Board in China. Formally, Chairman of Board for the newly created Framatome Company in South Korea. Scott carries dual citizenship between the US and Canada, in which he has a Bachelor of Science degree in electrical engineering from the University of California, Irvine, Leading with Finance from the Harvard Business School online, and began his career as an instrumentation technologist for Ontario Hydro, where he was involved in commissioning and startup of four CANDU units at the Pickering Nuclear Power Station in Ontario, Canada.
Scott Bailey has served as our vice president of Supply Chain since January 2011, and leads all aspects of NuScale LLC’s supply chain function including internal procurement operations and supply chain development and manufacturing. Before joining NuScale LLC, Mr. Bailey was the director of supply chain, nuclear generation, development and construction for the Tennessee Valley Authority (2009-2010). Mr. Bailey previously held senior supply chain management and consulting positions for NRG Energy (2007-2009), Sequoia Consulting Group (2004-2007), Pantellos (2001-2004) and Maine Yankee Atomic Power Company (1986-2001). Mr. Bailey holds a master’s degree in business from Husson University (1991) and a B.S. in marine engineering from Maine Maritime Academy (1983).

Thomas Bergman has served as our vice president of Regulatory Affairs since 2014, and is responsible for all licenses, certifications, relationships, and activities related to regulation of nuclear safety and security, environmental protection, and emergency management domestically and internationally. Mr. Bergman previously worked at the NRC where his most recently held positions were in the Office of New Reactors as the deputy director for licensing operations (2006-2009) and the director of the Division of Engineering (2009-2014). Other positions at the NRC included in the Office of the Executive Director for Operations (2000-2006), Office of Nuclear Reactor Regulation (1990-2006, 2013), Region III (2005), Region IV (2013) and the Office of Nuclear Regulatory Research (2006). Before working at the NRC, Mr. Bergman worked for ARINC Research Corporation (1989-1990) and the Naval Nuclear propulsion Directorate. Mr. Bergman holds an M.B.A. from the University of Maryland and a Bachelor of Science in Aerospace Engineering from the University of Michigan. Mr. Bergman is currently enrolled in the Advanced Management Program at Harvard Business School and is expected to graduate in February 2022.
Carl Britsch has served as NuScale LLC’s vice president of Human Resources since 2015. Before NuScale LLC, Mr. Britsch worked in human resources for a wide variety of industries including automotive, logistics, oilfield services and energy. Early in his career, Mr. Britsch spent nearly 10 years with Ford Motor Company including roles in two Ford Assembly plants and a role in the United Kingdom. Mr. Britsch has led the human resources functions for Loomis Armored, a global cash logistics company and two Houston-based oilfield services companies. Mr. Britsch has a master’s degree in government administration from the University of Pennsylvania and a J.D. from Brigham Young University.
Robert Gamble, Ph.D., has served as NuScale LLC’s vice president of Engineering since 2016, and is responsible for design of the NuScale Structures, Systems and Components, Nuclear Safety Analysis, Fuels, Testing and Code Development, and Engineering Support Programs. Dr. Gamble led major portions of the international technology program and NRC pre-application review for GE’s Economic Simplified BWR Gen 3 light water reactor. Subsequently, he led design finalization and the DCA to the NRC. Before that, he worked on design and licensing activities on the GE Advance BWR and Simplified BWR light water reactors. Prior to working on light-water reactors, Dr. Gamble worked on the development of the sodium cooled advanced liquid metal reactor and super power reactor innovative small module fast reactors as well as the Lithium cooled SP-100 space reactor, developing key aspects of the thermal hydraulic systems and technology development infrastructure. As vice president of Mechanical Design and Analysis Group, Dr. Gamble and his staff were responsible for the design and analysis of reactor pressure vessels, internals and piping, structural and vibrations analysis, seismic and dynamic analysis, fracture mechanics, and emergent outage work including diagnoses, evaluation, repair and replacement of all vessel hardware of the global operating fleet of GE BWRs. Before NuScale LLC, Dr. Gamble served as the vice president of Engineering and general manager for North American Operations for Areva Solar from 2012 to 2016. Dr. Gamble received his PhD, M.S. and B.S. in mechanical engineering from UC Berkeley and is a graduate of the Harvard Business School Executive Management Training Program.
Diane Hughes has served as NuScale LLC’s vice president of Marketing and Communications since August 2017, leads all aspects of NuScale LLC’s marketing and communication functions, including brand, marketing, external communication (public relations, media relations and public affairs), digital experience (web, social media and digital channels) and internal communication. Before joining NuScale LLC, Ms. Hughes served as director of social media and digital experience/marketing at NextEra Energy, Inc./Florida Power & Light Company from 2013 to 2017. Ms. Hughes previously held positions at Baltimore Gas and Electric Company from 2010 to 2013, the Greater Baltimore Committee from 2005 to 2010, Hermann Advertising Design/Communications from 2003 to 2004 and contracted by MaCS GmbH to support Hewlett-Packard’s public relations division in Germany from 2000 to 2002. Ms. Hughes received a Bachelor of Arts in International Business and Management and a Master of Science in Management Technology: E-Business from the University of Maryland.
Karin Feldman has served as NuScale LLC’s vice president, Program Management Office since January 2019. In her current position she is responsible for leading NuScale LLC’s project and program management and establishing and maintaining project management, project controls, cost estimating, and risk management standards. Before assuming this role, Ms. Feldman served as NuScale LLC’s director of planning and integration (2016-2018) and the program management office risk manager (2012-2016). Before joining NuScale LLC, from 2008 to 2012 Ms. Feldman was the chief executive officer of Zero Point

Frontiers Corp. a small business start-up that provided technical and programmatic support to United States government and commercial space programs. Ms. Feldman started her career at The Aerospace Corporation (2000-2008), a federally-funded research and development center, where provided risk planning and assessment support for United States Air Force and NASA programs. Ms. Feldman holds a B.S. in nuclear engineering and radiological sciences from the University of Michigan and a master’s degree in nuclear engineering from the Massachusetts Institute of Technology.
Directors
Alan L. Boeckmann has served on the board of NuScale LLC since December 3, 2020, and as the Executive Chairman (since May 2019) of Fluor Corporation, non-executive Chairman of Fluor Corporation from 2011 until his retirement in 2012, and Chairman and Chief Executive Officer of Fluor Corporation from February 2002 until his retirement in 2011. Mr. Boeckmann joined Fluor Corporation in 1979 with previous service from 1974 to 1977, and held various positions at Fluor Corporation. Mr. Boeckmann has announced that he will not stand for reelection to the board of directors of Fluor and will retire as Executive Chairman of Fluor effective May 5, 2022. Mr. Boeckmann’s experience as former Chairman and Chief Executive Officer of Fluor Corporation, along with his 36 years of experience with Fluor Corporation, give him a deep knowledge of large-scale engineering, procurement and construction and the opportunities, challenges and operations that NuScale LLC will face. Additionally, his service as a director of other global public companies allows him to bring a diverse knowledge of strategy, finance and operations to our board.
Alvin C. Collins, III has served on the board of NuScale LLC since February 25, 2021, and serves as group president of corporate development and sustainability for Fluor Corporation. Having joined Fluor Corporation in 1994, Mr. Collins has more than 26 years of experience in various business development, corporate planning, engineering, procurement, and construction management positions. Mr. Collins held various leadership positions for Fluor Corporation’s Energy & Chemicals business, including senior vice president of global operations, senior vice president of global business development as well as vice president of operations in Europe, Africa and the Middle East. In previous roles, Mr. Collins was based in Saudi Arabia serving as vice president of business development for the Middle East and Africa, as well as general manager of Fluor Arabia Limited. He has extensive domestic and international experience including assignments in the United States, the Netherlands, England, China and various project sites. Mr. Collins has supported Fluor Corporation projects and marketing activities across a number of industries including oil and gas production, refining, petrochemicals, chemicals, biofuels, polymers, life sciences, wastewater treatment, gasification and power generation / transmission / distribution. He attended the Thunderbird School of Global Management’s International Consortium program and graduated from Clemson University in 1994 with a B.S. in construction science and management.
James T. Hackett has served on the board of NuScale LLC since November 1, 2021 and as its non-executive chairman since December 2021. He has served as director of Fluor Corporation since 2016 (and previously from 2001 to 2015). Mr. Hackett has served as the President of Tessellation Services, LLC, a privately held consulting services firm, since 2013. Mr. Hackett previously was Executive Chairman of Alta Mesa Resources, Inc. from 2018 to 2020 and a Partner and Senior Advisor of Riverstone Holdings LLC, an energy and power focused private investment firm, from 2013 to 2020. He has served as Chairman and CEO of several global energy companies, including Anadarko Petroleum Corporation, Alta Mesa Resources, Inc. and Kingfisher Midstream, LLC. Alta Mesa Resources, Inc. and Kingfisher Midstream, LLC, and certain of their subsidiaries, filed for protection under Chapter 11 of the United States Bankruptcy Code in September 2019 and January 2020, respectively. Mr. Hackett is a director of Enterprise Products Holdings LLC and NOV, Inc. Mr. Hackett holds a B.S. from the University of Illinois, and an M.B.A. and Master in Theology from Harvard University. Mr. Hackett serves on the humanities faculty at Rice University and on the undergraduate liberal arts and M.B.A. faculties at the University of Texas at Austin. Mr. Hackett has extensive knowledge of the global energy industry, including having responsibility for the nuclear engineering consulting business in his role as President of the Energy Services Division at Duke Energy and being Chairman of Talen Energy, LLC., the operator of two Susquehanna, Pennsylvania nuclear plants. His several decades of executive experience, as well as his experience serving on other public company boards and as a former Chairman of the Board of the Federal Reserve Bank of Dallas, enable him to provide respected guidance on business strategy and financial matters, as well as perspective about power markets.

Kent Kresa has served on the board of NuScale LLC since August 1, 2019. Since 2014, Mr. Kresa has served on the board of MannKind Corporation, where he is chair of the Compensation Committee and is a member of the Nominating and Corporate Governance Committee, and was previously Chairman. Mr. Kresa also serves as Chairman and Director of Quantum Digital Solutions Corporation and a Director of Systems & Technology Research Corporation, both private for profit organizations. He is also a Trustee and Chairman Emeritus of the California Institute of Technology, Past Chief Executive Officer, President and Chairman of Northrop Grumman Corporation, Past Chairman and Director of General Motors Corporation, Past Director of Fluor Corporation and Past Chairman and Director of Avery Dennison Corporation. Mr. Kresa served as Chairman of the Audit Committee while serving as a Director of General Motors Corporation and Fluor Corporation. He holds degrees from the Massachusetts Institute of Technology: B.S., M.S. and E.A.A. (all aeronautics and astronautics).
Christopher J. Panichi has served on the board of NuScale LLC since August 4, 2020, and currently serves as Fluor Corporation’s senior vice president of finance, responsible for mergers, acquisitions, and divestiture activity. Prior to re-joining Fluor Corporation in 2020, Mr. Panichi worked closely with private equity sponsors, most recently serving as executive vice president and chief financial officer of Therma Corporation, a leading design-build specialty mechanical contractor. Before this, Mr. Panichi was the chief financial officer of Industrial Service Solutions, one of the largest independent providers of industrial services in the United States, and Brinderson, a full-service engineering, procurement, construction, and maintenance company. Mr. Panichi spent the first 15 years of his career at Fluor Corporation in the areas of finance, accounting, procurement, project controls, sales and marketing, and strategic planning. Mr. Panichi holds a Bachelor of Business Administration degree from Texas A&M University as well as a Master of Business Administration from the University of Southern California’s Marshall School of Business.
Board of Directors and Management of NuScale Corp after the Transactions
We expect the board of directors and management of NuScale Corp after the Transactions to be identical to the board of managers and management of NuScale LLC, except that the NuScale Corp Board will include Christopher Sorrells, the chief executive officer and a member of the Spring Valley Board, and Kimberly O. Warnica, an independent director. Mr. Sorrells’ biographical information is included in the section of this Proxy Statement/Prospectus titled “Information about Spring Valley — Directors and Executive Officers.”
Kimberly O. Warnica 48, joined Marathon Oil Corporation in January 2021, and currently serves as senior vice president, general counsel and secretary, responsible for the compliance, corporate communications, government relations and legal functions. She was executive vice president, general counsel, chief compliance officer and secretary at Alta Mesa Resources, Inc. from 2018 to 2020, leading the compliance, human resources, facilities, contract administration, corporate communications and legal departments. Prior to joining Alta Mesa, Ms. Warnica served in several leadership positions at Marathon Oil and Freeport-McMoRan Oil & Gas (formerly Plains Exploration and Production Company). She started her career at a national law firm, Andrews Kurth LLP (now known as Hunton Andrews Kurth LLP). Ms. Warnica holds a Bachelor of Science degree from Texas A&M University as well as a Juris Doctor from the University of Texas School of Law. With over 25 years of experience in the energy industry, Ms. Warnica has a deep understanding of the sector and broad leadership experience in strategy, finance, risk management, regulatory matters and governance.
Each person nominated for election to the NuScale Corp Board has agreed to serve, if elected, as a director until the next NuScale Corp annual meeting and until his or her successor is duly elected or appointed and qualified, subject to his or her earlier resignation or removal or death. Spring Valley has no reason to believe that any nominee will be unable to serve. The appointment of these directors is contingent upon the closing of the Transactions.
Because the Spring Valley Board is currently classified and the Spring Valley directors currently serving in the first class, second class and third class have terms that extend beyond the Special Meeting, all Spring Valley directors will tender their contingent resignations from their current terms immediately prior to the Closing, conditioned upon the closing of the Transactions.

Generally, assuming consummation of the Transactions, our directors will be elected on an annual basis for a one-year term by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, voting together as a single class. Newly-created directorships or any vacancy on the NuScale Corp Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum. Each of our directors will hold office until the next Company annual meeting and until his or her successor has been elected or appointed an qualified, subject to his or her earlier resignation or removal or death. For further details, see the Proposed Organizational Documents, copies of which are attached to this Proxy Statement/Prospectus as Annex C and Annex D.
Corporate Governance
NuScale Corp will structure its corporate governance in a manner that NuScale LLC and Spring Valley believe will closely align NuScale Corp’s interests with those of its stockholders following the Merger. Notable features of this corporate governance structure include:
•
independent director representation on the audit committee immediately at the time of the Merger, and the independent directors will meet regularly in executive sessions without the presence of NuScale Corp’s corporate officers or non-independent directors;

•
at least one of NuScale Corp’s directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•
other corporate governance best practices such as implementing a robust director education program.

NuScale Corp will leverage its relationship with Fluor to adopt corporate governance guidelines appropriate for a public company.
Role of Board in Risk Oversight
The NuScale Corp Board will have extensive involvement in the oversight of risk management related to NuScale Corp and its business and will accomplish this oversight through the regular reporting to the NuScale Corp Board by the audit committee. The audit committee will represent the NuScale Corp Board by periodically reviewing NuScale Corp’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit and information technology functions, the audit committee will review and discuss all significant areas of NuScale Corp’s business and summarize for the NuScale Corp Board all areas of risk and the appropriate mitigating factors. In addition, the NuScale Corp Board will receive periodic detailed operating performance reviews from management.
Controlled Company Exemption
After the completion of the Merger, Fluor, a wholly owned subsidiary of Fluor Corporation, will beneficially own a majority of the voting power of all outstanding shares of NuScale Corp’s common stock. As a result, NuScale Corp will be a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements to have: (i) a board of directors composed of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the NuScale Corp Board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. For at least some period following the Merger, NuScale Corp may utilize these exemptions since the NuScale Corp Board has not yet made a determination with respect to the independence of all directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. As discussed below, after completion of the Merger we expect that all members of the NuScale Corp audit committee will be independent directors. If NuScale Corp ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, NuScale Corp will be required to comply with these standards and, depending on the NuScale Corp Board’s independence determination with respect to its then-current directors, NuScale Corp may be required to add additional directors to the NuScale Corp Board order to achieve such compliance within the applicable transition periods.
Board Committees
After the completion of the Merger, the standing committees of the NuScale Corp Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The NuScale Corp Board may from time to time establish other committees.
NuScale Corp’s president and chief executive officer and other executive officers will regularly report to the non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of the NuScale Corp Board will provide appropriate risk oversight of NuScale Corp’s activities given the controlling interests held by NuScale Corp’s majority owner, Fluor.
Audit Committee
Upon the completion of the Transactions, we expect NuScale Corp to have an audit committee consisting of Messrs. Kresa (chair) and Hackett and Ms. Warnica. Each proposed member of the audit committee qualifies as an independent director under Nasdaq corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Merger, the NuScale Corp Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in NuScale Corp’s proxy statement and to assist the NuScale Corp Board in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) NuScale Corp’s independent registered public accounting firm’s qualifications and independence, (4) the performance of NuScale Corp’s internal audit function and (5) the performance of NuScale Corp’s independent registered public accounting firm.
The NuScale Corp Board will adopt a written charter for the audit committee which will be available on NuScale Corp’s website upon the completion of the Merger.
Compensation Committee
Upon the completion of the Merger, we expect NuScale Corp to have a compensation committee consisting of Messrs. Hackett (chair), Boeckmann, Kresa and Panichi.
The purpose of the compensation committee is to assist the NuScale Corp Board in discharging its responsibilities relating to (1) setting NuScale Corp’s compensation program and compensation of its executive officers and directors, (2) monitoring NuScale Corp’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in NuScale Corp’s proxy statement under the rules and regulations of the SEC.
The NuScale Corp Board will adopt a written charter for the compensation committee which will be available on NuScale Corp’s website upon the completion of the Merger.
Nominating and Corporate Governance Committee
Upon the completion of the Merger, we expect NuScale Corp to have a nominating and corporate governance committee consisting of Messrs. Collins (chair), Boeckmann, and Sorrells, and Ms. Warnica. The purpose of the nominating and corporate governance committee will be to assist the NuScale Corp Board in discharging its responsibilities relating to (1) identifying individuals qualified to become new members of the NuScale Corp Board, consistent with criteria approved by the NuScale Corp Board, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the NuScale Corp Board select, the director nominees for the next annual meeting of stockholders, (3) identifying potential members qualified to fill vacancies on any NuScale Corp Board committee and recommending that the NuScale Corp Board appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the NuScale Corp Board corporate governance principles applicable to NuScale Corp, (5) overseeing the evaluation of the NuScale Corp Board and management and (6) handling such other matters that are specifically delegated to the committee by the NuScale Corp Board from time to time.
The NuScale Corp Board will adopt a written charter for the nominating and corporate governance committee which will be available on NuScale Corp’s website upon completion of the Merger.
Code of Business Conduct
NuScale Corp will adopt a code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on NuScale Corp’s website upon the completion of the Merger. NuScale Corp’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that NuScale Corp’s Internet website address is provided as an inactive textual reference only. NuScale Corp will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.
Compensation Committee Interlocks and Insider Participation
No member of the compensation committee was at any time during fiscal year 2020, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the NuScale Corp Board or member of our compensation committee.
Independence of the Board of Directors
Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, we are largely exempt from such requirements. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that Kent Kresa, James T. Hackett and Kimberly O. Warnica are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

BENEFICIAL OWNERSHIP OF THE SECURITIES
BEFORE THE TRANSACTIONS
The following table sets forth information regarding the beneficial ownership of Spring Valley Class A ordinary shares and Spring Valley Class B ordinary shares as of the record date (        ) by:
•
each person known by Spring Valley to be the beneficial owner of more than 5% of outstanding Spring Valley Class A ordinary shares on the record date; and

•
each of Spring Valley’s current executive officers and directors, individually and as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and other conversion, exchange or purchase rights that are currently exercisable or exercisable within 60 days of the record date.
The percentages in the table below are based on 28,750,000 Spring Valley ordinary shares (including 23,000,000 Spring Valley Class A ordinary shares and 5,750,000 Spring Valley Class B ordinary shares) issued and outstanding as of September 30, 2021.
	Before Transactions
	Spring Valley Class A Ordinary Shares		Spring Valley Class B Ordinary Shares		% of Spring Valley Class A and Class B Ordinary Shares
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%
Directors and officers prior to the Transactions:
William Quinn(1)	—	—	5,630,000	97.9%	19.6%
Christopher Sorrells	—	—	—	—	—
Jeffrey Schramm	—	—	—	—	—
Robert Kaplan	—	—	—	—	—
Debora Frodl	—	—	40,000	*	*
Richard Thompson	—	—	40,000	*	*
Patrick Wood, III	—	—	40,000	*	*
All directors and officers prior to the Transactions (7 persons)	—	—	5,750,000	100%	20.0%
Five Percent Holders prior to the Transactions:
SV Acquisition Sponsor Sub, LLC(1)	—	—	5,630,000	97.9%	19.6%
Spring Valley Acquisition Sponsor, LLC(1)	—	—	5,630,000	97.9%	19.6%
William Quinn(1)	—	—	5,630,000	97.9%	19.6%
Citadel Advisors LLC(2)	1,346,506	5.9%	—	—	4.7%
Adage Capital Partners, L.P.(3)	1,800,000	7.8%	—	—	6.3%
CVI Investments, Inc.(4)	1,980,000	8.6%	—	—	6.9%
Kepos Capital LP(5)	1,270,701	5.5%	—	—	4.4%
Polar Asset Management Partners Inc.(6)	1,980,000	8.6%	—	—	6.9%
Weiss Asset Management LP(7)	2,276,311	9.9%			7.9%
Beryl Capital Management LLC(8)	1,397,316	6.1%			4.9%
Feis Equities LLC(9)	2,296,954	10.0%	—	—	8.0%
D.E. Shaw & Co., L.L.C.(10)	1,308,018	5.7%	—	—	4.5%

*
Denotes less than 1%.

**
Unless otherwise noted, the business address of each of our stockholders is 2100 McKinney Ave, Suite 1675, Dallas, TX 75201.

(1)
Mr. Quinn holds a 68.25% indirect interest in Sponsor; the remaining interests in Sponsor are held by NGP Pearl Holdings II, L.L.C., Christopher Sorrells, Jeffrey Schramm, and Robert Kaplan. Sponsor holds an 87.6% indirect interest in Sponsor Sub; the remaining interests in the Sponsor Sub are held by Adage Capital Partners LP, Polar Multi-Strategy Master Fund Mourant Ozannes Corp. Svcs. (Cayman) Ltd., Kepos Alpha Master Fund L.P., Kepos Special Opportunities Master Fund L.P., CVI Investments, Inc. and Glazer Special Opportunity Fund I, LP. Each holder disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by Citadel Advisors LLC, Citadel Advisors Holdings LP, Citadel GP LLC, Citadel Securities LLC, CALC IV LP, Citadel Securities GP LLC, and Kenneth Griffin based solely on a Schedule 13G filed with the SEC on February 16, 2021. The business address for each reporting person is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(3)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson, and Phillip Gross based on a Schedule 13G filed on December 07, 2020. The business address for Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson, and Phillip Gross is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(4)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by CVI Investments, Inc. and Heights Capital Management, Inc. based on a Schedule 13G filed on December 14, 2020. The business address for CVI Investments, Inc. is Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands. The business address for Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, California 94111.

(5)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by Kepos Capital LP and Mark Carhart based on a Schedule 13G filed on February 04, 2021. The business address for Kepos Capital LP and Mark Carhart is 11 Times Square, 35th Floor, New York, New York 10036.

(6)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by Polar Asset Management Partners Inc. based on a Schedule 13G filed on February 11, 2021. The business address for Polar Asset Management Partners Inc. is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

(7)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by Weiss Asset Management LP, BIP GP LLC, WAM GP LLC and Andrew M. Weiss, Ph.D. based solely on a Schedule 13G filed with the SEC on April 2, 2021. The business address for each reporting person is 222 Berkeley St., 16th floor, Boston, MA 02116.

(8)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by Beryl Capital Management LLC, Beryl Capital Management LP, Beryl Capital Management Partners II LP and David A. Witkin based solely on a Schedule 13G filed with the SEC on July 29, 2021. The business address for each reporting person is 1611 S. Catalina Ave., Suite 309, Redondo Beach, CA 90277.

(9)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by FEIS Equities LLC and Lawrence M. Feis. Includes 2,296,954 Class A ordinary shares beneficially owned by FEIS

Equities LLC and Lawrence M. Feis based solely on a Schedule 13G filed with the SEC on October 14, 2021. The business address for each reporting person is 20 North Wacker Drive, Suite 2115, Chicago, IL 60606.
(10)
Includes Spring Valley Class A ordinary shares before the Transactions (which will be recapitalized into NuScale Corp Class A Common Stock after the Transactions) beneficially held by D.E. Shaw & Co., L.L.C., D.E. Shaw & Co., L.P. and David E. Shaw, D.E. Shaw Oculus Portfolios, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C. based solely on a Schedule 13G filed with the SEC on October 14, 2021. The business address for each reporting person is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

BENEFICIAL OWNERSHIP OF THE SECURITIES
AFTER THE TRANSACTIONS
The following table sets forth information regarding the beneficial ownership of NuScale Corp Class A Common Stock and NuScale Corp Class B Common Stock immediately following consummation of the Transactions by:
•
each person known by Spring Valley who may become the beneficial owner of more than 5% of outstanding NuScale Corp Class A Common Stock immediately following the Transactions; and

•
each person who will become an executive officer or a director of NuScale Corp upon consummation of the Transactions, individually and as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and other conversion, exchange or purchase rights that are currently exercisable or exercisable within 60 days of an assumed closing date of May 1, 2022.
The percentages in the table below are based on:
•
50,050,002 shares of NuScale Corp Class A Common Stock and 177,782,129 shares of NuScale Corp Class B Common Stock, assuming that the PIPE Investment is fully funded and there are no Redemptions of Spring Valley Class A Shares; and

•
26,046,206 shares of NuScale Corp Class A Common Stock and 177,782,129 shares of NuScale Corp Class B Common Stock, assuming that the PIPE Investment is fully funded and there are maximum Redemptions of all 23,000,000 Spring Valley Class A shares.

	No Redemptions					Maximum Redemptions
	NuScale Corp Class A Common Stock		NuScale Corp Class B Common Stock		% of NuScale Corp Common Stock	NuScale Corp Class A Common Stock		NuScale Corp Class B Common Stock		% of NuScale Corp Common Stock
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%		Number of Shares	%	Number of Shares	%
Directors and officers after the Transactions:
James T. Hackett	—	—	—	—	—	—	—	—	—	—
John L. Hopkins(1)	1,459,333	2.8%	—	—	*	1,459,333	5.3%	—	—	*
Alvin C. Collins, III	—	—	—	—	—	—	—	—	—	—
Christopher J. Panichi	—	—	—	—	—	—	—	—	—	—
Kent Kresa	—	—	19,787	*	*	—	—	19,787	*	*
Alan L. Boeckmann	—	—	—	—	—	—	—	—	—	—
Kimberly O. Warnica	—	—	—	—	—	—	—	—	—	—
Christopher Sorrells	—	—	—	—	—	—	—	—	—	—
Dale Atkinson(1)	1,146,436	2.2%	—	—	*	1,146,436	4.2%	—	—	*
Christopher Colbert(1)	611,070	1.2%	—	—	*	611,070	2.3%	—	—	*
Thomas Mundy(1)	610,377	1.2%	—	—	*	610,377	2.3%	—	—	*
José N. Reyes(2)	1,707,925	3.3%	151,234	*	*	1,707,925	6.2%	151,234	*	*
Robert Temple(1)	426,747	*	—	—	*	426,747	1.6%	—	—	*
Rudolph Murgo(1)	15,970	*	—	—	*	15,970	*	—	—	*
All directors and officers after the Transactions as a group (14 persons)	5,977,857	11.7%	171,021	*	2.7%	5,977,857	21.9%	171,021	*	3.0%

	No Redemptions					Maximum Redemptions
	NuScale Corp Class A Common Stock		NuScale Corp Class B Common Stock		% of NuScale Corp Common Stock	NuScale Corp Class A Common Stock		NuScale Corp Class B Common Stock		% of NuScale Corp Common Stock
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%		Number of Shares	%	Number of Shares	%
Five Percent Holders:
Fluor Enterprises, Inc.(3)	—	—	137,418,226	77.3%	60.3%	—	—	137,418,226	77.3%	67.4%
Doosan & Financial Investors(4)	—	—	15,170,760	8.5%	6.6%	—	—	15,170,760	8.5%	7.4%
SV Acquisition Sponsor Sub, LLC(5)	5,630,000	11.2%	—	—	2.5%	4,626,204	17.8%	—	—	2.3%
Spring Valley Acquisition Sponsor, LLC (5)	5,630,000	11.2%	—	—	2.5%	4,626,204	17.8%	—	—	2.3%
William Quinn(5)(6)	6,130,000	12.2%	—	—	2.7%	5,126,204	19.7%	—	—	2.5%
DS Private Equity Co., Ltd.(7)	8,000,000	16.0%	—	—	3.5%	8,000,000	30.7%	—	—	3.9%
Green Energy New Technology Investment Fund(8)	5,000,000	10.0%	—	—	2.2%	5,000,000	19.2%	—	—	2.5%
Samsung C&T Corporation(9)	5,200,002	10.4%	2,579,226	1.5%	3.4%	5,200,002	20.0%	2,579,226	1.5%	3.8%

*
Denotes less than 1%.

**
Unless otherwise noted, the business address for each of these individuals is 6650 SW Redwood Lane, Suite 210, Portland, OR 97224.

(1)
Represents shares which the stockholder has the right to acquire upon the exercise of Existing NuScale Options exercisable as of or within 60 days after December 1, 2021.

(2)
Represents 151,234 shares held in Donna Jean Reyes Trust, dated August 2, 2021, Donna Jean Reyes as Trustee and 1,707,925 shares over which Dr. Reyes has the right to acquire upon the exercise of Existing NuScale Options exercisable as of or within 60 days after December 1, 2021. Dr. Reyes and Ms. Reyes are spouses, and Dr. Reyes holds voting and dispositive power over the shares held in Donna Jean Reyes Trust, dated August 2, 2021, Donna Jean Reyes as Trustee.

(3)
Includes 136,954,395 shares held in the name of Fluor Enterprises, Inc. and 463,831 shares held in the name of NuScale Holdings Corp, of which Fluor Enterprises, Inc. is the majority owner. The business address of Fluor Enterprises, Inc. is 6700 Las Colinas Blvd., Irving, TX 75039. The business address for NuScale Holdings Corp. is 6650 SW Redwood Lane, Suite 210, Portland, OR 97224.

(4)
Includes 3,902,853 shares are held by Doosan Heavy Industries & Construction Co., Ltd. (“Doosan”), 22 DoosanVolvo-ro, Seongsan-gu, Changwon, Gyeongsangnamdo, 51711, Republic of Korea. Includes 2,139,139 shares are held by NuScale Korea Holdings LLC (“NuScale Korea”), 11, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul 07330, Republic of Korea. Includes 4,242,627 shares are held by Next Tech 1 New Technology Investment Fund (“Next Tech 1”); 372,496 shares are held by Next Tech 2 New Technology Investment Fund (“Next Tech 2”); and 4,513,645 shares are held by Next Tech 3 New Technology Investment Fund (“Next Tech 3”), with Next Tech 1, Next Tech 2, and Next Tech 3 sharing the business address of 11, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul 05263, Republic of Korea. Each of Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3 are party to letter agreements with Fluor and/or NuScale LLC, pursuant to which it has customary co-sale rights in the event of a qualified IPO. In addition, NuScale Korea and Doosan are party to a Joint Investment Agreement, dated as of July 23, 2019, pursuant to which Doosan has granted NuScale Korea a put right with respect to its shares. Additionally, NuScale LLC and Doosan are party to a Master Services Agreement, dated as of April 29, 2019, in relation to manufacturing consulting services for the NPM. Relatedly, NuScale LLC and Doosan are party to a Business Collaboration Agreement, dated as of July 31, 2019, as amended by the First Amendment to Business Collaboration Agreement, dated as of November 15, 2019, as further amended by the Second Amendment to Business Collaboration Agreement, dated as of December 19, 2019, and as further amended by the Third Amendment to

Business Collaboration Agreement, dated as of July 5, 2021, pursuant to which the scope of Doosan’s preferential rights pursuant to such Master Services Agreement is increased based on the additional investments by Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3.
(5)
Mr. Quinn holds a 68.25% indirect interest in Sponsor; the remaining interests in Sponsor are held by NGP Pearl Holdings II, L.L.C., Christopher Sorrells, Jeffrey Schramm, and Robert Kaplan. Sponsor holds an 87.6% indirect interest in Sponsor Sub; the remaining interests in the Sponsor Sub are held by Adage Capital Partners LP, Polar Multi-Strategy Master Fund Mourant Ozannes Corp. Svcs. (Cayman) Ltd., Kepos Alpha Master Fund L.P., Kepos Special Opportunities Master Fund L.P., CVI Investments, Inc. and Glazer Special Opportunity Fund I, LP. Each holder disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(6)
Includes 500,000 shares of NuScale Corp Class A Common Stock purchased by Pearl Energy Investments II, L.P (“Pearl II”) that will be issued in connection with the PIPE Investment pursuant to the Subscription Agreements. For more information on certain existing stockholders of Spring Valley that have entered into Subscription Agreements to subscribe for shares of NuScale Corp Class A Common Stock in connection with the PIPE Investment, please see “Certain Relationships and Related Party Transactions.” Mr. Quinn holds voting and dispositive power over the shares held by Pearl II. The business address of Pearl II is 2100 McKinney Ave, Suite 1675 Dallas, TX 75201.

(7)
Includes 8,000,000 shares of NuScale Corp Class A Common Stock purchased by DS Private Equity Co., Ltd. that will be issued in connection with the PIPE Investment pursuant to the Subscription Agreements. The business address of DS Private Equity Co., Ltd. is 14F, One IFC, 10, Gukjegeunmyung-ro, Yeongdeungpogu, Seoul, Republic of Korea, 07326.

(8)
Includes 5,000,000 shares of NuScale Corp Class A Common Stock purchased by Green Energy New Technology Investment Fund that will be issued in connection with the PIPE Investment pursuant to the Subscription Agreements. The business address of Green Energy New Technology Investment Fund is 22F, D Tower 134, Tongil-ro, Jongno-gu, Seoul, Republic of Korea 03181.

(9)
Includes 5,200,002 shares of NuScale Corp Class A Common Stock purchased by Samsung C&T that will be issued in connection with the PIPE Investment pursuant to the Subscription Agreements. Includes 2,579,226 shares of NuScale Corp Class B Common Stock held by Samsung C&T. The business address of Samsung C&T is 26, Sangil-ro 6-gil, Gangdong-gu, Seoul, Republic of Korea, 05288.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Spring Valley Related Person Transactions
Spring Valley Founder Shares
On August 21, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of Spring Valley in exchange for issuance of 7,187,500 Spring Valley Class B ordinary shares, of which 5,750,000 remain outstanding. On September 30, 2020, the Sponsor transferred 40,000 Spring Valley Founder Shares to each of Debora Frodl, Richard Thompson and Patrick Wood, III, Spring Valley’s independent director nominees. On October 22, 2020, Sponsor irrevocably surrendered to Spring Valley for cancellation and for nil consideration 1,437,500 Spring Valley Class B ordinary shares resulting in 5,750,000 Spring Valley Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share surrender. The Spring Valley Founder Shares currently represent 20% of Spring Valley’s issued and outstanding shares. The underwriters fully exercised their over-allotment option on November 27, 2020.
Related Party Loans
Loans from the Sponsor, members of Spring Valley’s founding team or any of their affiliates to finance transaction costs in connection with the Transactions (“Working Capital Loans”) are not permitted under the terms of the Merger Agreement (attached hereto as Annex A); provided, however, if (i) the Closing has not yet occurred on each of May 15, 2022 and August 15, 2022 and (ii) the Sponsor reasonably believes in good faith that Spring Valley has a need for additional working capital to fund its operations, then the Sponsor will have the right, but not the obligation, to purchase up to 250,000 Spring Valley Warrants, at the price of $1.00 per Spring Valley Warrant, on or after each of May 15, 2022 and August 15, 2022. Any such purchase may be made in one or more increments and may be made solely as and when needed to fund the working capital needs of the Sponsor. After the Closing, the Spring Valley Warrants will become exercisable for NuScale Corp Class A Common Stock. To date, Spring Valley had no borrowings under the Working Capital Loans.
Administrative Services Agreement
Spring Valley entered into an agreement that provides that, commencing on the date that Spring Valley’s securities are first listed on Nasdaq through the earlier of consummation of the initial business combination and the liquidation, Spring Valley may pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to Spring Valley.
In addition, the Sponsor, officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Spring Valley’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Spring Valley’s audit committee reviews on a quarterly basis all payments that are made by Spring Valley to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account.
Private Placement Warrants
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,900,000 Spring Valley Private Placement Warrants at a price of $1.00 per Spring Valley Private Placement Warrant in a private placement, generating gross proceeds of $8,900,000.
The Spring Valley Private Placement Warrants (including the shares issuable upon exercise of such warrants) will not be transferable or salable until 30 days after the completion of an initial business combination.
Each whole Spring Valley Private Placement Warrant is exercisable for one whole Spring Valley Class A ordinary share at a price of $11.50 per share. The proceeds from the sale of the Spring Valley Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust

Account. If Spring Valley does not complete an initial business combination within 18 months from the closing of its Initial Public Offering (or up to 24 months from the closing of its Initial Public Offering at the Sponsor’s option to extend the period of time to consummate a business combination up to one time, by an additional six months), the Spring Valley Private Placement Warrants will expire worthless. The Spring Valley Private Placement Warrants are non-redeemable in certain circumstances and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
Spring Valley Registration Rights Agreement
Spring Valley has previously entered into a registration and shareholder rights agreement pursuant to which its Initial Shareholders and their permitted transferees, if any, are entitled to certain registration rights with respect to the Spring Valley Private Placement Warrants, securities issuable upon conversion of working capital loans (if any) and the Spring Valley Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the Spring Valley Founder Shares. At the Closing, the Registration Rights Agreement will be amended and restated and Spring Valley, certain persons and entities holding securities of Spring Valley prior to the Closing and certain persons and entities receiving NuScale Corp Common Stock pursuant to the Transactions shall enter into that amended and restated registration rights agreement attached as an exhibit to the Merger Agreement. Pursuant to the Registration Rights Agreement, Spring Valley will agree that, within 30 calendar days after the Closing, Spring Valley will file with the SEC (at Spring Valley’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Holders (the “Resale Registration Statement”), and Spring Valley shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the Holders (as defined therein) may demand up to one underwritten offering during any six-month period, and all Holders will be entitled to piggyback registration rights. For additional information, see “The Transactions — The Merger Agreement — Related Agreements —  Registration Rights Agreement.”
PIPE Investment
Concurrently with the execution of the Merger Agreement, Spring Valley entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock immediately prior to the Closing at an aggregate purchase price of $211,000,000. $30,000,000 of the PIPE Investment has been committed by a foreign investor, and NuScale Corp expects to hold this amount as restricted cash pending approval of the investment by CFIUS. The Subscription Agreements contain customary representations, warranties, covenants and agreements of Spring Valley and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the PIPE Investors) and termination rights (including a termination right if the transactions contemplated by the Subscription Agreements have not been consummated by June 19, 2022 (which date is 30 days following the termination date under the Merger Agreement), other than as a result of breach by the terminating party). The PIPE Investments are expected to close immediately prior to the Closing.
Support Agreement
The Sponsor has entered into an agreement with us, pursuant to which the parties thereto agreed, among other things, (i) to certain vesting and forfeiture terms with respect to up to 35% of the NuScale Corp Common Stock beneficially owned by the Sponsor immediately following the Closing, and (ii) to subject the Sponsor to a post-Closing lock-up period that ends on the earlier to occur of one year after the Closing Date and if, following the 150th day after the Closing Date, over any 20 trading days within any 30 trading day period, the VWAP of the NuScale Corp Common Stock is greater than or equal to $12.00 per share, then upon the close of such 20th trading day, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.
NuScale LLC Related Person Transactions
Private Placements
Series A-3 Financing. Between August 8, 2018, and December 27, 2019, NuScale LLC entered into an Option Agreement and Series A-3 Preferred Unit Purchase Agreements pursuant to which NuScale LLC issued an aggregate of 59,182,390.30 NuScale LLC Series A-3 preferred units at a purchase price of $1.59 per unit for aggregate consideration of $94,100,000. In addition, 908,896 units of NuScale LLC Series A-3 preferred units were issued upon the conversion of certain of NuScale LLC’s outstanding accounts payable pursuant to certain of NuScale LLC’s strategic supplier agreements at a purchase price of $1.59 per unit, for aggregate non-cash consideration of $1,445,146. The outstanding NuScale LLC Series A-3 preferred units will be converted into NuScale LLC Class B Units and the holders will receive shares of NuScale Corp Class B Common Stock at the closing of the Transactions.
The participants in this financing include certain holders of more than 5% of NuScale LLC Series A-3 preferred units. The following table sets forth the aggregate number of NuScale LLC Series A-3 preferred units issued to these related persons in this preferred unit financing:
Name	Units	Aggregate Purchase Price	Date Range of Issuance
Fluor Enterprises, Inc.	29,119,497	$46,300,000	August 8, 2018 – May 23, 2019
Next Tech 1 New Technology Investment Fund	15,723,270	$24,999,999	November 15, 2019
NuScale Korea Holdings LLC	7,927,699	$12,605,042	July 30, 2019
Series A-4 Financing
Between August 5, 2020, and March 30, 2021, NuScale LLC entered into Series A-4 Preferred Unit Purchase Agreements pursuant to which NuScale LLC issued an aggregate of 30,729,166 NuScale LLC Series A-4 preferred units at a purchase price of $1.92 per unit for aggregate consideration of $59,000,000. In addition, 174,004 units of NuScale LLC Series A-4 preferred units were issued upon the conversion of certain of NuScale LLC’s outstanding accounts payable pursuant to certain of NuScale LLC’s strategic supplier agreements at a purchase price of $1.92 per unit, for aggregate non-cash consideration of $ 334,089. The outstanding NuScale LLC Series A-4 preferred units will be converted into NuScale LLC Class B Common Units and the holders will receive shares of NuScale Corp Class B Common Stock at the closing of the Transactions.
The participants in this financing include certain holders of more than 5% of NuScale LLC Series A-4 preferred units. The following table sets forth the aggregate number of NuScale LLC Series A-4 preferred units issued to these related persons in this preferred unit financing:
Name	Units	Aggregate Purchase Price	Date of Issuance
Fluor Enterprises, Inc.	5,208,333	$10,000,000	August 5, 2020
Sargent & Lundy, L.L.C.(1)	4,166,666	$8,000,000	November 2, 2020
Japan NuScale Innovation, LLC	20,833,333	$40,000,000	March 30, 2021

(1)
The preferred units issued to Sargent & Lundy, L.L.C. were subsequently transferred to Sargent & Lundy NuHoldings, LLC, an affiliate of Sargent & Lundy, L.L.C.

Series A-5 Financing
Between June 1, 2021, and August 1, 2021, NuScale LLC entered into Series A-5 Preferred Unit Purchase Agreements pursuant to which NuScale LLC issued an aggregate of 69,406,392 NuScale LLC Series A-5 preferred units at a purchase price of $2.19 per unit for aggregate consideration of $152,000,000. In addition, 12,039 units of NuScale LLC Series A-5 preferred units were issued upon the conversion of certain of NuScale LLC’s outstanding accounts payable pursuant to certain of NuScale LLC’s strategic supplier agreements at a purchase price of $2.19 per unit, for aggregate non-cash consideration of $ 26,366. The outstanding NuScale LLC Series A-5 preferred units will be converted into NuScale LLC Class B Common Units and the holders will receive shares of NuScale Corp Class B Common Stock at the closing of the Transactions.

The participants in this financing include certain holders of more than 5% of NuScale LLC Series A-5 preferred units. The following table sets forth the aggregate number of NuScale LLC Series A-5 preferred units issued to these related persons in this preferred unit financing:
Name	Units	Aggregate Purchase Price	Date of Issuance
Japan NuScale Innovation, LLC	9,132,420	$20,000,000	June 1, 2021
GS Energy NA Investments, Inc.	18,264,840	$40,000,000	June 29, 2021
Next Tech 3 New Technology Investment Fund	15,981,735	$35,000,000	July 19, 2021
Doosan Heavy Industries & Construction Co., Ltd.	11,415,525	$25,000,000	July 19, 2021
Samsung C&T Corporation	9,132,420	$20,000,000	July 19, 2021
Sargent & Lundy, L.L.C.(1)	3,652,968	$8,000,000	July 19, 2021

(1)
The preferred units issued to Sargent & Lundy, L.L.C. were subsequently transferred to Sargent & Lundy NuHoldings, LLC, an affiliate of Sargent & Lundy, L.L.C.

Agreements with NuScale LLC Equityholders
Fluor Enterprises, Inc.
Fluor owns approximately 67% of NuScale LLC outstanding membership units, on an as-converted to common units basis.
NuScale LLC and Fluor entered into the Fluor Convertible Loan Agreement during 2011 pursuant to which NuScale LLC issued to Fluor the Fluor Convertible Note in the principal amount of $10,281,427. Pursuant to the Fluor Convertible Loan Agreement, NuScale LLC granted Fluor a first priority security interest and lien upon and in all of NuScale LLC’s right, title and interest in and to all of its assets. Interest accrues at 3% annually under the Convertible Note, and as of September 30, 2021, $13.9 million of principal and accrued and unpaid interest were outstanding under the Convertible Note. The principal balance and all accrued and unpaid interest on the Convertible Note are due on the earliest of (a) June 30, 2022, (b) the date that any loan by Fluor to NuScale LLC is declared due and payable pursuant to a default, (c) the occurrence of a Next Round Closing Date (as defined in the Fluor Convertible Loan Agreement) in association with a financing; or (d) a Change in Control (as defined in the Fluor Convertible Loan Agreement).
Upon an issuance of new securities of NuScale LLC resulting in aggregate gross proceeds of $16 million or more, amounts then owed under the Fluor Convertible Note may be converted at Fluor’s option into those new securities. Fluor has informed NuScale LLC that it intends to convert the Fluor Convertible Note into NuScale LLC Units effective as of the Closing of the Merger.
The Fluor Convertible Loan Agreement includes a covenant obligating NuScale LLC to provide Fluor with ten days’ notice prior to any Change of Control (as defined in the Fluor Convertible Loan Agreement), reorganization, dissolution, liquidation, or winding up of NuScale LLC.
On January 8, 2021, NuScale LLC entered into a $30 million line of credit with Fluor (“LOC”), with an interest rate of 10% compounded annually. Under the LOC, NuScale LLC may request an advance of available capacity at any time, subject to approval by Fluor. Any principal balance and accrued and unpaid interest on the LOC are due on the earliest of (a) December 31, 2021 or (b) the next date that NuScale LLC raises an aggregate of $40,000,000 or greater from the sale of preferred equity to one or more investors. As of September 30, and December 31, 2021, no amounts were drawn under the LOC. The LOC terminated on December 31, 2021.
On September 30, 2011, NuScale LLC entered into an Exclusivity Agreement with NuScale Holdings Corp. and Fluor, which was most recently amended on March 26, 2021. Pursuant to this agreement, NuScale LLC granted Fluor the right to provide EPC Services in connection with NuScale LLC’s general plant design, project-specific designs, and other services typically performed by Fluor or its direct competitors, though this exclusivity is limited to EPC Services and specifically does not include services typically provided by a nuclear steam supply system (“NSSS”) supplier, including NSSS equipment design and supply, safety related instrumentation and controls design and supply, design certification licensing, and internal NuScale LLC infrastructure activities. On September 2, 2020, NuScale LLC and Fluor entered into an Amended and Restated Master Services Agreement, which was most recently amended on January 4, 2021, and on January 26, 2021, NuScale LLC and Fluor entered into a Master Services Agreement. Pursuant to these agreements, along with associated task orders and statements of work, Fluor performs engineering services for NuScale LLC.
On October 15, 2020, NuScale LLC entered into a Business Collaboration Agreement with Sarens and Fluor, which was most recently amended on July 15, 2021. Pursuant to this agreement, NuScale LLC grants Sarens rights to certain planning, and field scope related to logistics and installation of NPMs.
On March 29, 2021, NuScale LLC entered into a Business Collaboration Agreement (“JGC BCA”) with Fluor and JGC, an affiliate of Japan NuScale Innovation, LLC, owner of greater than 5% of NuScale Series A-5 preferred units. Pursuant to this agreement, NuScale LLC and Fluor grant JGC certain rights in the engineering, procurement, construction, and commissioning (“EPCC”) of the 6-module power plant to be deployed at the Idaho National Laboratory as part of UAMPS’s CFPP as well as future EPCC opportunities, subject to JGC, Fluor, and NuScale LLC's commercially reasonable efforts to mutually agree on reasonable pricing.
On May 25, 2021, NuScale LLC entered into a Business Collaboration Agreement (“IHI BCA”) with Fluor and IHI Corporation, an affiliate of Japan NuScale Innovation, LLC, owner of greater than 5% of NuScale LLC Series A-5 preferred units. Pursuant to this agreement, NuScale LLC guaranteed a certain value of scope of work to IHI, a manufacturer of complex heavy equipment and provider of modularization services, subject to NuScale LLC and IHI reaching agreement on pricing.
On July 5, 2021, NuScale LLC entered into an Escrow Agreement with Fluor, and on July 13, 2021, NuScale LLC entered into an Escrow Agreement with Fluor and Bank of America, N.A. Pursuant to these agreements, NuScale LLC and Fluor established a jointly controlled account to hold funds received as a result of certain investments from non-United States companies pending Committee on Foreign Investment in the United States (“CFIUS”) review of such investments. CFIUS completed its reviews and all NuScale funds were paid out of the escrow account by December 31, 2021.
Oregon State University
OSU owns greater than 5% of the NuScale LLC Common Units.
On February 26, 2015, NuScale LLC entered into a Purchase, Sale and License Agreement with OSU. Pursuant to this agreement, OSU assigned certain patent and other intellectual property rights to NuScale LLC and granted NuScale LLC a license to use certain test data.
On February 26, 2015, NuScale LLC entered into a Master Services Agreement for Engineering Testing and Exclusive Facilities Access with OSU, which was most recently amended on March 26, 2020. Pursuant to this agreement, NuScale LLC is granted exclusive access to certain testing facilities and equipment, and, pursuant to associated task orders, OSU provides specified services to NuScale LLC.
Doosan Heavy Industries & Construction Co., Ltd.
On April 29, 2019, and July 31, 2019, respectively, NuScale LLC entered into a Master Services Agreement and a Business Collaboration Agreement with Doosan, an owner of greater than 5% of NuScale LLC Series A-5 preferred units. Pursuant to the Master Services Agreement, along with associated task orders and statements of work, Doosan provides engineering services to NuScale LLC. Pursuant to the Business Collaboration Agreement, which was most recently amended on July 5, 2021, NuScale LLC grants Doosan certain rights to manufacture certain parts of the 6-module power plant to be deployed at the Idaho National Laboratory as part of UAMPS’s CFPP as well as components for other NuScale LLC projects, subject to the requirement that Doosan and NuScale LLC make all reasonable efforts to mutually agree on a reasonable price for the services.

Sargent & Lundy, L.L.C.
On July 31, 2019, and May 20, 2019, respectively, NuScale LLC entered into a Business Collaboration Agreement and a Master Services Agreement with Sargent & Lundy, L.L.C., an owner of less than 5% of NuScale LLC Series A-3 preferred units, and an affiliate of Sargent & Lundy NuHoldings, LLC. As a result of subsequent equity purchases, and transfers, Sargent & Lundy NuHoldings, LLC is an owner of greater than 5% of NuScale LLC Series A-4 and Series A-5 preferred units. Pursuant to the Business Collaboration Agreement, which was most recently amended on October 28, 2020, NuScale LLC, Sargent & Lundy, L.L.C. and Fluor allocate certain rights to NuScale LLC plants and projects to Fluor and Sargent & Lundy, L.L.C. Pursuant to the Master Servicing Agreement, which was most recently amended on May 11, 2021, along with associated task orders and statements of work, Sargent & Lundy, L.L.C. performs engineering services for NuScale LLC. As noted above, as of December 8, 2021, all of the NuScale LLC preferred units purchased by Sargent & Lundy, L.L.C. have been transferred to Sargent & Lundy NuHoldings, LLC.
JGC Holdings Corporation
See the description of the JGC BCA under the subsection labelled “Fluor Enterprises, Inc.” above.
IHI Corporation
See the description of the IHI BCA under the subsection labeled “Fluor Enterprises, Inc.” above.
GS Energy Corporation
On June 18, 2021, NuScale LLC entered into a Business Collaboration Agreement with GS, Energy Corporation (“GS”), an affiliate of GS Energy NA Investments, Inc., owner of greater than 5% of NuScale LLC Series A-5 preferred units. Pursuant to this agreement, NuScale LLC granted certain rights to GS to own, operate, and develop small modular reactors using NPMs within the Korean Peninsula, and a first right to respond to public tenders for power plants and to propose to develop, own, and operate power plants in Qatar and in other locations as mutually agreed.
Samsung C&T Corporation
On July 26, 2021, NuScale LLC entered into a Business Collaboration Agreement with Fluor and Samsung C&T, an owner of greater than 5% of NuScale LLC Series A-5 preferred units. Pursuant to this agreement, NuScale LLC and Fluor agree to accept secondment of Samsung C&T employees and work to promote Samsung C&T participation as a constructor for potential NuScale projects. On January 28, 2022, in connection with the commitment of Samsung C&T to invest an additional $30 million in the PIPE Investment, NuScale LLC, Samsung C&T and Fluor modified the Business Collaboration Agreement regarding the secondment of personnel, and designated Samsung C&T as a preferred contractor under specified circumstances. NuScale LLC and Samsung C&T have determined that it is appropriate to obtain CFIUS approval of the modification of the Business Collaboration Agreement and Samsung C&T’s participation in the PIPE Investment. Based on its experience obtaining CFIUS consent in connection with the business collaboration agreement and an earlier Samsung C&T investment, and because Samsung C&T is not making a controlling investment in NuScale LLC, NuScale LLC expects to obtain CFIUS approval in due course. There can be no assurance, however, that CFIUS approval will be obtained. See “Risk Factors — Risks Related to the Transactions and Spring Valley — Future investments in NuScale Corp, including $30 million of the PIPE Investment committed by a foreign investor, or other transactions may be delayed or denied under U.S. foreign investment regulations.”
Tax Receivable Agreement
NuScale LLC and each of its direct or indirect (through subsidiaries that are classified as partnerships or disregarded entities for United States federal income tax purposes) Subsidiaries that are classified as a partnership for United States federal income tax purposes have made or will make an election under Section 754 of the Code for the taxable year in which the Closing occurs, and such election will remain in effect for any future taxable year in which an exchange of NuScale LLC Common Units for shares of NuScale Corp Class A Common Stock (or cash) under the A&R NuScale LLC Agreement occurs. Such elections are expected to result in increases to the tax basis of the assets of NuScale LLC at the time of any future exchange of NuScale LLC Common Units for shares of NuScale Corp Class A Common Stock (or cash) under the A&R NuScale LLC Agreement. Such increases in the tax basis of the tangible and intangible assets of NuScale LLC, as well as other tax benefits, may reduce the amount of tax that NuScale Corp would otherwise be required to pay in the future. Such increases in tax basis and other tax benefits may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The IRS may challenge all or part of the tax basis increase, other tax benefits, and associated increased deductions, and a court could sustain such a challenge.
In connection with the Closing, NuScale Corp will enter into the Tax Receivable Agreement with NuScale LLC, each of the TRA Holders (as defined in the Tax Receivable Agreement) party thereto, and Fluor, in its capacity as TRA Representative (as defined in the Tax Receivable Agreement). Pursuant to the Tax Receivable Agreement, NuScale Corp will be required to pay 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of any increases in tax basis and other tax benefits resulting from any exchange of NuScale LLC Units for shares of NuScale Corp Class A Common Stock or cash in the future. NuScale Corp’s obligations under the Tax Receivable Agreement accelerate upon a change in control and certain other termination events, as defined therein.
NuScale Corp will benefit from the remaining 15% of cash tax savings, if any, that NuScale Corp realizes as a result of such tax benefits. For purposes of the Tax Receivable Agreement, the cash tax savings will be computed by comparing NuScale Corp’s actual income tax liability to the amount of such taxes that NuScale Corp would have been required to pay had there been no increase to the tax basis of its assets as a result of the Business Combination or the exchanges and had NuScale Corp not entered into the Tax Receivable Agreement (calculated by making certain assumptions).
The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless NuScale Corp exercises its right to terminate the Tax Receivable Agreement for an amount based on the present value of the agreed payments remaining to be made under the agreement (as described in more detail below), there is a change of control (as described in more detail below) or NuScale Corp breaches any of its material obligations under the Tax Receivable Agreement, in which case all obligations will generally be accelerated and due as if NuScale Corp had exercised its right to terminate the Tax Receivable Agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, as the calculation depends on a variety of factors. The actual increase in tax basis of the assets of NuScale LLC, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:
•
the timing of exchanges of NuScale LLC Common Units for shares of NuScale Corp Class A Common Stock (or cash) under the A&R NuScale LLC Agreement — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the relevant NuScale LLC Common Units at the time of each exchange;

•
the price of NuScale Corp Class A Common Stock at the time of the exchange — the increase in any tax deductions, as well as the tax basis increase in other assets or other tax benefits, is proportional to the price of NuScale Corp Class A Common Stock at the time of the exchange;

•
the extent to which such exchanges are taxable — if an exchange is not taxable for any reason, an increase in the tax basis of the assets of NuScale LLC (and thus increased deductions) may not be available as a result of such exchange; and

•
the amount and timing of our income — we will be required to pay 85% of the cash tax savings, if any, as and when realized.

If NuScale Corp does not have taxable income (determined without regard to the tax basis and other tax benefits that are subject to the Tax Receivable Agreement), NuScale Corp will generally not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no cash tax savings will have been actually realized. However, any cash tax savings that do not result in realized benefits in a given tax year may generate tax attributes that may be utilized to generate benefits in future tax years. The utilization of such tax attributes will result in payments under the Tax Receivable Agreement.

Future payments under the Tax Receivable Agreement in respect of subsequent exchanges of NuScale LLC Common Units for shares of NuScale LLC Class A Common Stock (or cash) under the A&R NuScale LLC Agreement to be substantial. It is possible that future transactions or events could increase or decrease the actual cash tax savings realized and the corresponding payments under the Tax Receivable Agreement. There may be a material negative effect on NuScale Corp’s liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual cash tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to NuScale Corp by NuScale LLC are not sufficient to permit NuScale Corp to make payments under the Tax Receivable Agreement after NuScale Corp has paid its taxes. The payments under the Tax Receivable Agreement are not conditioned upon the TRA Holders’ continued ownership of NuScale Corp or NuScale LLC.
In addition, the Tax Receivable Agreement provides that upon a change of control, NuScale Corp’s obligations under the Tax Receivable Agreement will accelerate as if NuScale Corp had exercised its early termination right based on certain assumptions (as described below), including that NuScale Corp would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to the Tax Receivable Agreement.
Furthermore, NuScale Corp may elect to terminate the Tax Receivable Agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the Tax Receivable Agreement includes several assumptions, including (1) that any NuScale LLC Common Units that have not been exchanged are deemed exchanged for the market value of NuScale Corp Class A Common Stock and the amount of cash that would have been transferred if the exchange had occurred at the time of termination, (2) NuScale Corp will have sufficient taxable income in each future taxable year to fully utilize all relevant tax attributes subject to the Tax Receivable Agreement, (3) the tax rates for future years will be those specified in the law as in effect at the time of termination, and (4) certain non-amortizable, non-deductible assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to the lesser of (i) 6.5% and (ii) LIBOR plus 400 basis points.
As a result of either an early termination or a change of control, NuScale Corp could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Finally, because NuScale Corp is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement depends on the ability of NuScale LLC to make distributions to it. To the extent that NuScale Corp is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact NuScale Corp’s results of operations and could also affect its liquidity in periods in which such payments are made.
Support Agreements
Concurrently with the execution of the Merger Agreement, the Sponsor Sub and each of our directors entered into support agreements, dated December 13, 2021, with NuScale LLC, pursuant to which, among other things, the Sponsor Sub and such directors agreed to vote all of their respective Spring Valley ordinary shares (subject to certain exceptions) in favor of the approval and adoption of the Transactions.
Sponsor Letter Agreement
Concurrently with the execution of the Merger Agreement, the Sponsor Sub entered into the Sponsor Letter Agreement with Spring Valley and NuScale LLC, pursuant to which the parties thereto agreed to, among other things, (i) certain vesting and forfeiture terms with respect to up to 35% of the NuScale Corp Class A Common Stock owned by such parties as a result of conversion of shares of Spring Valley Class B ordinary shares if Closing Acquiror Cash is less than $432 million, (ii) certain vesting and forfeiture terms with respect to up to 35% of NuScale Corp Class A Common Stock beneficially owned by the Sponsor Sub immediately following the Closing, (iii) to subject the Sponsor to a post-Closing lock-up period that ends on the earlier to occur of one year after the Closing Date and if, following the 150th day after the Closing Date, over any 20 trading days within any 30 trading day period, the VWAP of the NuScale Corp Common Stock is greater than or equal to $12.00 per share, then upon the close of such 20th trading day, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement and (iv) extend the May 27, 2022 deadline by which Spring Valley must complete an initial business combination by six months to November 27, 2022 upon Sponsor’s purchase of 2,300,000 additional Spring Valley Warrants for $2,300,000.
PIPE Investment
Concurrently with the execution of the Merger Agreement, Spring Valley entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the PIPE Investors party thereto agreed to purchase an aggregate of 21,300,002 shares of NuScale Corp Class A Common Stock immediately prior to the Closing at an aggregate purchase price of $211,000,000. $30,000,000 of the PIPE Investment has been committed by a foreign investor, and NuScale Corp expects to hold this amount as restricted cash pending approval of the investment by CFIUS. The Subscription Agreements contain customary representations, warranties, covenants and agreements of Spring Valley and the PIPE Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the PIPE Investors) and termination rights (including a termination right if the transactions contemplated by the Subscription Agreements have not been consummated by June 19, 2022 (which date is 30 days following the termination date under the Merger Agreement), other than as a result of breach by the terminating party). The PIPE Investments are expected to close immediately prior to the Closing.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
In connection with the Merger, NuScale Corp will enter into indemnification agreements with each of NuScale Corp’s executive officers and directors. The indemnification agreements, the Proposed Charter and the Proposed Bylaws to be in effect upon completion of the Merger will require that NuScale Corp indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the Proposed Bylaws will also require NuScale Corp to advance expenses incurred by its directors and officers. NuScale Corp will also maintain a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Policies and Procedures for Related Party Transactions
Upon consummation of the Transactions, NuScale Corp will adopt a written related party transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions.
A “Related Party Transaction” is defined (consistent with SEC and Nasdaq listing standards) as a transaction, arrangement or relationship in which NuScale Corp or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to NuScale Corp or any of its subsidiaries as an employee or director will be pre-approved under this policy as long as such arrangements meet certain requirements specified in the policy. A “Related Party” means:
•
any person who is, or at any time during the applicable period was, one of NuScale Corp’s executive officers or one of NuScale Corp’s directors or a nominee for director;

•
any person who is the beneficial owner of more than five percent (5%) of any class or series of its voting stock; and

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock.
NuScale Corp will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.
It is anticipated that under the related party transaction policy, the related party in question (or if the related person is an immediate family member of a director or executive officer, the director or executive officer) will be required to present information regarding the proposed related party transaction to NuScale Corp’s Chief Compliance Officer. The Chief Compliance Officer, in consultation with the General Counsel, will evaluate the information and if the Chief Compliance Officer determines that the proposed transaction would constitute a related party transaction, the Chief Compliance Officer will report the Related Party Transaction and provide a summary of all material facts to the audit committee for review. To identify related party transactions in advance, NuScale Corp expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related party transactions, NuScale Corp’s audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:
•
the related party’s interest in the transaction;

•
the approximate dollar value of the amount involved in the transaction, particularly as it relates to the related party;

•
whether the transaction was initiated by NuScale Corp or the related party;

•
whether the transaction was undertaken in the ordinary course of business of NuScale Corp;

•
whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to NuScale Corp than terms that could have been reached with an unrelated third party;

•
the purpose of, and the potential benefits to NuScale Corp of, the transaction; and

•
any other information regarding the transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
Spring Valley is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Organizational Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. As a result, when you become a stockholder of NuScale Corp, your rights will differ in some regards as compared to when you were a shareholder of Spring Valley.
Since the Existing Organizational Documents will, if approved, ultimately be replaced by the Proposed Organizational Documents at Closing, the chart below is a summary outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Spring Valley and NuScale Corp according to applicable law and/or the organizational documents of Spring Valley and NuScale Corp. You also should review the Proposed Charter and the Proposed Bylaws of NuScale Corp attached to this Proxy Statement/Prospectus as Annex C and Annex D, respectively, as well as the Delaware corporate law, including the DGCL, and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Spring Valley and NuScale Corp.
	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	Cayman Islands Companies Act
Stockholder/Shareholder Approval of Business Combinations
Mergers generally require approval of a majority of all outstanding shares.
Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.
Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.
A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a general meeting.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or	Under the Cayman Islands Companies Act and the Existing Organizational Documents, routine corporate matters may be approved by an ordinary

	Delaware	Cayman Islands
	represented by proxy at the meeting and entitled to vote on the subject matter.	resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting present in person or represented by proxy unless otherwise set in the constitutional documents, but cannot be less than one third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken by written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a “proper purpose” during the usual hours for business, as limited by Section 220 of the DGCL.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per the Domestication Proposal).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

	Delaware	Cayman Islands
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be eliminated except with regard to their own fraud or willful default.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the charter otherwise provides, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against that director’s removal would be sufficient to elect that director if then cumulatively voted at an election of the entire board.	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.
Number of Directors	The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

DESCRIPTION OF NUSCALE CORP’S CAPITAL STOCK
The following summary of certain provisions of NuScale Corp’s capital stock does not purport to be complete and is subject to the Proposed Charter, the Proposed Bylaws, the Registration Rights Agreement, the A&R NuScale LLC Agreement, our warrant agreement and the provisions of applicable law. Copies of the Proposed Charter, the Proposed Bylaws and the Registration Rights Agreement, the A&R NuScale LLC Agreement and our warrant agreement are attached to this Proxy Statement/Prospectus as Annex C, Annex D, Annex I, Annex K, and Annex L, respectively, and we urge you to read them carefully.
Authorized Capitalization
General
The Proposed Charter will authorize the issuance of 511,000,000 shares of capital stock, par value $0.0001 per share, of NuScale Corp, consisting of:
•
332,000,000 shares of NuScale Corp Class A Common Stock;

•
178,000,000 shares of NuScale Corp Class B Common Stock; and

•
1,000,000 shares of NuScale Corp Preferred Stock.

The following summary describes all material provisions of our capital stock. We urge you to read the Proposed Charter, the Proposed Bylaws and the Registration Rights Agreement (copies of which are attached to this Proxy Statement/Prospectus as Annex C, Annex D and Annex I, respectively).
Common Stock
NuScale Corp Class A Common Stock
We expect to have approximately 50,050,002 shares of NuScale Corp Class A Common Stock outstanding immediately after the consummation of the Transactions, assuming that none of the outstanding Spring Valley Class A ordinary shares are redeemed in connection with the Transactions, or 24,671,337 shares of NuScale Corp Class A Common Stock outstanding immediately after the consummation of the Transactions, assuming that all 23,000,000 of the outstanding Spring Valley Class A ordinary shares are redeemed in connection with the Transactions.
Voting rights.   Each holder of NuScale Corp Class A Common Stock will be entitled to one vote for each share of NuScale Corp Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of NuScale Corp Common Stock will vote together as a single class on all matters (or, if any holders of NuScale Corp Preferred Stock are entitled to vote together with the holders of NuScale Corp Common Stock, as a single class with the holders of NuScale Corp Preferred Stock); provided, that the holders of the outstanding shares of NuScale Corp Class A Common Stock will be entitled to vote separately upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of the NuScale Corp Class A Common Stock in a manner that is disproportionately adverse as compared to the NuScale Corp Class B Common Stock.
Subject to the rights of the holders of any one or more series of NuScale Corp Preferred Stock then outstanding, the number of authorized shares of NuScale Corp Class A Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the NuScale Corp Class A Common Stock voting separately as a class will be required therefor; provided, that the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus the number of shares of NuScale Corp Class A Common Stock issuable in connection with (x) the exchange of all outstanding shares of NuScale LLC Class B Units, together with the cancellation for no consideration of all shares of NuScale Corp Class B Common Stock, pursuant to the A&R NuScale LLC Agreement and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for NuScale Corp Class A Common Stock.

Holders of NuScale Corp Class A Common Stock do not have the ability to cumulate votes for the election of directors. The Proposed Charter does not require the election of the directors to be by written ballot.
Notwithstanding the foregoing, to the fullest extent permitted by law and subject to the Proposed Charter, holders of shares of NuScale Corp Class A Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) that relates solely to the terms of any outstanding NuScale Corp Preferred Stock if the holders of such NuScale Corp Preferred Stock are entitled to vote as a separate class thereon under the Proposed Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) or pursuant to the DGCL.
Dividend Rights.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of NuScale Corp Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the NuScale Corp Class A Common Stock with respect to the payment of dividends, such dividends and other distributions of cash, stock or property may be declared and paid on the NuScale Corp Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the NuScale Corp Board in its discretion may determine.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of NuScale Corp, after payment or provision for payment of the debts and other liabilities of NuScale Corp and of the preferential and other amounts, if any, to which the holders of NuScale Corp Preferred Stock are entitled, if any, the holders of all outstanding shares of NuScale Corp Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of NuScale Corp Class A Common Stock will be entitled to receive the remaining assets of NuScale Corp available for distribution ratably in proportion to the number of shares of NuScale Corp Class A Common Stock.
Other rights.   Except as provided in the Registration Rights Agreement (as applicable), the holders of NuScale Corp Class A Common Stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the NuScale Corp Class A Common Stock. The rights, preferences and privileges of holders of the NuScale Corp Class A Common Stock will be subject to those of the holders of any shares of the NuScale Corp Preferred Stock that NuScale Corp may issue in the future and to the Registration Rights Agreement, as applicable.
Subject to the transfer and exchange restrictions set forth in the A&R NuScale LLC Agreement and the Merger Agreement, holders of NuScale LLC Class B Units may exchange such units, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, for shares of NuScale Corp Class A Common Stock (or cash), subject to certain restrictions.
NuScale Corp Class B Common Stock
We expect to have approximately 177,782,129 shares of NuScale Corp Class B Common Stock outstanding immediately after the consummation of the Transactions. Shares of NuScale Corp Class B Common Stock will not have any economic rights but will entitle the holder thereof to one vote per share. As described below, each share of NuScale Corp Class B Common Stock will have non-economic rights equivalent to one share of NuScale Corp Class A Common Stock.
Voting Rights.   Each holder of NuScale Corp Class B Common Stock will be entitled to one vote for each share of NuScale Corp Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of NuScale Corp Common Stock will vote together as a single class on all matters (or, if any holders of NuScale Corp Preferred Stock are entitled to vote together with the holders of NuScale Corp Common Stock, as a single class with the holders of NuScale Corp Preferred Stock); provided, that the holders of the outstanding shares of NuScale Corp Class B Common Stock shall be entitled to vote separately upon any amendment to the Proposed Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of the NuScale Corp Class B Common Stock in a manner that is disproportionately adverse as compared to the NuScale Corp Class A Common Stock.

Subject to the rights of the holders of any one or more series of NuScale Corp Preferred Stock then outstanding, the number of authorized shares of NuScale Corp Class B Common Stock may be increased or decreased by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the NuScale Corp Class B Common Stock voting separately as a class will be required therefor.
Holders of NuScale Corp Class B Common Stock do not have the ability to cumulate votes for the election of directors. The Proposed Charter does not require the election of the directors to be by written ballot.
Notwithstanding the foregoing, to the fullest extent permitted by law and subject to the Proposed Charter, holders of shares of NuScale Corp Class B Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) that relates solely to the terms of any outstanding NuScale Corp Preferred Stock if the holders of such NuScale Corp Preferred Stock are entitled to vote as a separate class thereon under the Proposed Charter (including any certificate of designations relating to any series of NuScale Corp Preferred Stock) or pursuant to the DGCL.
Dividend Rights.   Except in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of NuScale Corp, dividends of cash or property may not be declared or paid on shares of NuScale Corp Class B Common Stock, and then, only to the extent of the par value thereof.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of NuScale Corp, holders of shares of NuScale Corp Class B Common Stock will not be entitled to receive, with respect to such shares, any assets of NuScale Corp in excess of the par value thereof.
Other rights.   To the extent NuScale LLC Class B Units are issued pursuant to the A&R NuScale LLC Agreement to anyone other than NuScale Corp or a wholly owned subsidiary of NuScale Corp, an equivalent number of shares of NuScale Corp Class B Common Stock (subject to adjustment as set forth herein) shall be issued to the same Person to which such NuScale LLC Class B Units are issued at par.
Conversion and Retirement of NuScale Corp Class B Common Stock.   Subject to the transfer and exchange restrictions set forth in the A&R NuScale LLC Agreement and the Merger Agreement, holders of NuScale LLC Class B Units may exchange such units, together with the cancelation for no consideration of an equal number of shares of NuScale Corp Class B Common Stock, for shares of NuScale Corp Class A Common Stock. Notwithstanding the foregoing, no holder of NuScale Corp Class B Common Stock may transfer shares of NuScale Corp Class B Common Stock to any person unless such holder transfers a corresponding number of NuScale LLC Class B Units to the same person in accordance with the provisions of the A&R NuScale LLC Agreement. If any outstanding share of NuScale Corp Class B Common Stock ceases to be held by a holder of a corresponding NuScale LLC Class B Unit, such share shall automatically and without further action on the part of NuScale Corp or any holder of NuScale Corp Class B Common Stock be transferred to NuScale Corp for no consideration and retired.
Preferred Stock
No shares of NuScale Corp Preferred Stock will be issued or outstanding immediately after the completion of the Transactions. The Proposed Charter will authorize the NuScale Corp Board to establish one or more series of NuScale Corp Preferred Stock in one or more classes or series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, the right to elect directors, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, or the designation of the class or series, without the approval of our stockholders; provided, that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of NuScale Corp Preferred Stock authorized by the Proposed Charter, i.e., 1,000,000 shares of NuScale Corp Preferred Stock.
The authority of the NuScale Corp Board to issue NuScale Corp Preferred Stock without approval of our stockholders may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our Common Stock. The issuance of NuScale Corp Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of our Common Stock, including the loss of voting control to others. As a result of these or other factors, the issuance of NuScale Corp Preferred Stock could have an adverse impact on the market price of the NuScale Corp Class A Common Stock. At present, we have no plans to issue any NuScale Corp Preferred Stock.
Anti-Takeover Effects of Provisions of Delaware Law and our Proposed Charter and Proposed Bylaws
Certain provisions of our Proposed Charter and Proposed Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the NuScale Corp Board and in the policies formulated by the NuScale Corp Board and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of NuScale Corp Class A Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
These provisions include:
Action by Written Consent; Special Meetings of Stockholders.   The DGCL permits stockholder action by written consent unless otherwise provided by our Proposed Charter. Our Proposed Charter permits stockholder action by written consent until such time as NuScale Corp is no longer a “Controlled Company” pursuant to Nasdaq Market Rule 5615(c)(1). Our Proposed Charter and our Proposed Bylaws provide that special meetings of stockholders may be called only (i) by the chairperson of the NuScale Corp Board, (ii) by the chief executive officer of NuScale Corp, (iii) at the direction of the NuScale Corp Board pursuant to a written resolution adopted by a majority of the total number of directors that NuScale Corp would have if there were no vacancies, or, (iv) until such time as the NuScale Corp is no longer a “Controlled Company” pursuant to Nasdaq Market Rule 5615(c)(1), pursuant to a written resolution adopted by holders of a majority of the total voting power of the outstanding shares of capital stock of the NuScale Corp entitled to vote generally in the election of directors, voting together as a single class; provided, that only proposals included in our notice may be considered at such special meetings.
Election and Removal of Directors.   The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Proposed Charter provides otherwise. Our Proposed Charter disallows cumulative voting. Any directors or the entire NuScale Corp Board may be removed at any time, but only for cause, upon the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of NuScale Corp entitled to vote generally in the election of directors, voting together as a single class. In addition, the certificate of designation pursuant to which a particular series of NuScale Corp Preferred Stock is issued may provide holders of that series of NuScale Corp Preferred Stock with the right to elect additional directors. These provisions could delay a successful tender offeror from obtaining majority control of the NuScale Corp Board, and the prospect of that delay might deter a potential offeror.
Authorized but Unissued Shares.   Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the NuScale Corp Class A Common Stock (or warrants) remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of NuScale Corp Class A Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The existence of authorized but unissued and unreserved Common Stock and NuScale Corp Preferred Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise and thereby protect the continuity of NuScale Corp management and possibly deprive stockholders of opportunities to sell their shares of NuScale Corp Class A Common Stock at prices higher than prevailing market prices. See “—Preferred Stock.”

Business Combinations with Interested Stockholders.   In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.
Other Limitations on Stockholder Actions.   Our Proposed Bylaws also impose procedural requirements on stockholders who wish to:
•
make nominations in the election of directors;

•
propose that a director be removed; or

•
propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing, among other things, the following:
•
the stockholder’s name and address;

•
the number of shares beneficially owned by the stockholder and evidence of such ownership;

•
the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons;

•
a description of any agreement, arrangement or understanding reached with respect to shares of our stock, such as borrowed or loaned shares, short positions, hedging or similar transactions;

•
a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting; and

•
any material interest of the stockholder in such business.

Our Proposed Bylaws set out the timeliness requirements for delivery of notice.
Limitations on Liability and Indemnification of Officers and Directors
Our Proposed Charter and Proposed Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We plan to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our Proposed Charter includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held to be not enforceable for violations of the federal securities laws of the United States.
Exclusive Forum
The Proposed Charter will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America; provided, that Proposed Charter’s forum selection provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. For purposes of the Proposed

Charter’s forum selection provision, “internal corporate claims” means claims, including claims in the right of NuScale Corp that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of NuScale Corp’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Proposed Charter. However, it is possible that a court could find NuScale Corp’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors, officers and other employees.
Stockholder Registration Rights
The Registration Rights Agreement will provide the NuScale LLC Equityholders with certain registration rights whereby, in certain circumstances, subject to certain lockup restrictions and the other terms and conditions of the Registration Rights Agreement, they will have the right to require us to register under the Securities Act certain Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement will also provide for “piggyback” registration rights for certain other parties thereto, subject to certain conditions and exceptions. See “Certain Relationships and Related Party Transactions — Spring Valley Registration Rights Agreement.”
Warrants
NuScale Corp Warrants.   Each whole NuScale Corp Warrant will entitle the registered holder to purchase one share of NuScale Corp Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of Spring Valley’s Initial Public Offering (which occurred on November 27, 2020) and 30 days after the completion of the Transactions, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its NuScale Corp Warrants only for a whole number of shares of NuScale Corp Class A Common Stock. This means only a whole NuScale Corp Warrant may be exercised at a given time by a warrant holder. No fractional NuScale Corp Warrants will be issued upon separation of the Units and only whole NuScale Corp Warrants will trade. Accordingly, unless you hold at least two Units, you will not be able to receive or trade a whole NuScale Corp Warrant. The NuScale Corp Warrants will expire five years after the completion of the Transactions, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to issue any shares of NuScale Corp Class A Common Stock pursuant to the exercise of a NuScale Corp Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the NuScale Corp Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No NuScale Corp Warrant will be exercisable and we will not be obligated to issue a share of NuScale Corp Class A Common Stock upon exercise of a NuScale Corp Warrant unless the share of NuScale Corp Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the NuScale Corp Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a NuScale Corp Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any NuScale Corp Warrant.
We have agreed that as soon as practicable, but in no event later than 20 business days after the Closing, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of NuScale Corp Class A Common Stock issuable upon exercise of the NuScale Corp Warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of NuScale Corp Class A Common Stock until the NuScale Corp Warrants expire or are redeemed, as specified in the warrant agreement; provided, that if our shares of NuScale Corp Class A Common Stock are at the time of any exercise of a NuScale Corp Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of NuScale Corp Warrants who exercise their NuScale Corp Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of NuScale Corp Class A Common Stock issuable upon exercise of the NuScale Corp Warrants is not effective by the 60th business day after the Closing, holders of NuScale Corp Warrants may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In the case of a cashless exercise, each holder would pay the exercise price by surrendering the NuScale Corp Warrants for that number of shares of NuScale Corp Class A Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of NuScale Corp Class A Common Stock underlying the NuScale Corp Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the NuScale Corp Warrants by (y) the fair market value and (B) 0.361 per warrant. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the NuScale Corp Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of NuScale Corp Warrants when the price per share of NuScale Corp Class A Common Stock equals or exceeds $18.00.
Once the NuScale Corp Warrants become exercisable, we may redeem the outstanding NuScale Corp Warrants (except as described herein with respect to the NuScale Corp Private Warrants):
•
in whole and not in part;

•
at a price of $0.01 per NuScale Corp Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each holder of NuScale Corp Warrants; and

•
if, and only if, the closing price of the equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a NuScale Corp Warrant as described under the heading “— Warrants — NuScale Corp Warrants — Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the NuScale Corp Warrant holders.

We will not redeem the NuScale Corp Warrants as described above unless a registration statement under the Securities Act covering the issuance of the NuScale Corp Class A Common Stock issuable upon exercise of the NuScale Corp Warrants is then effective and a current prospectus relating to those NuScale Corp Class A Common Stock is available throughout the 30-day redemption period. If and when the NuScale Corp Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the NuScale Corp Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the NuScale Corp Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of NuScale Corp Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a NuScale Corp Warrant as described under the heading “— Warrants — NuScale Corp Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) NuScale Corp Warrant exercise price after the redemption notice is issued.

Redemption of NuScale Corp Warrant when the price per share of NuScale Corp Class A Common Stock equals or exceeds $10.00.
Once the NuScale Corp Warrants become exercisable, we may redeem the outstanding NuScale Corp Warrants (except as described herein with respect to the Spring Valley Private Placement Warrants):
•
in whole and not in part;

•
at $0.10 per NuScale Corp Warrant upon a minimum of 30 days’ prior written notice of redemption; provided, that holders will be able to exercise their NuScale Corp Warrant on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our NuScale Corp Class A Common Stock except as otherwise described below;

•
if, and only if, the closing price of our NuScale Corp Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

•
if the closing price of our NuScale Corp Class A Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, reclassifications, recapitalizations and the like), the NuScale Corp Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the NuScale Corp Warrants are redeemed or exercised, holders may elect to exercise their NuScale Corp Warrants on a cashless basis. The numbers in the table below represent the number of shares of NuScale Corp Class A Common Stock that a NuScale Corp Warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of NuScale Corp Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their NuScale Corp Warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the VWAP of the shares of NuScale Corp Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of NuScale Corp Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the NuScale Corp Warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of NuScale Corp Class A Common Stock issuable upon exercise of a NuScale Corp Warrant or the exercise price of a NuScale Corp Warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments.” If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a NuScale Corp Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a NuScale Corp Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a NuScale Corp Warrant. If the exercise price of a NuScale Corp Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the market value and the newly issued price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution

Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a NuScale Corp Warrant pursuant to such exercise price adjustment.
Redemption Date (period to expiration of NuScale Corp Warrants)	Fair Market Value of NuScale Corp Class A Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of NuScale Corp Class A Common Stock to be issued for each NuScale Corp Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the VWAP of the shares of NuScale Corp Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the NuScale Corp Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the NuScale Corp Warrants, holders may choose to, in connection with this redemption feature, exercise their NuScale Corp Warrants for 0.277 shares of NuScale Corp Class A Common Stock for each whole NuScale Corp Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the VWAP of the shares of NuScale Corp Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the NuScale Corp Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the NuScale Corp Warrants, holders may choose to, in connection with this redemption feature, exercise their NuScale Corp Warrants for 0.298 shares of NuScale Corp Class A Common Stock for each whole NuScale Corp Warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of NuScale Corp Class A Common Stock per NuScale Corp Warrant (subject to adjustment). Finally, as reflected in the table above, if the NuScale Corp Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of NuScale Corp Class A Common Stock.
This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which only provide for a redemption of warrants for cash (other than the Spring Valley

Private Placement Warrants when the trading price for the shares exceeds $18.00 per share for a specified period of time). This redemption feature is structured to allow for all of the outstanding NuScale Corp Warrants to be redeemed when the shares of NuScale Corp Class A Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of shares of NuScale Corp Class A Common Stock is below the exercise price of the NuScale Corp Warrants. We have established this redemption feature to provide us with the flexibility to redeem the NuScale Corp Warrants without the NuScale Corp Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of NuScale Corp Warrants when the price per share of NuScale Corp Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their NuScale Corp Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of NuScale Corp Class A Common Stock for their NuScale Corp Warrants based on an option pricing model with a fixed volatility input as of the date of our Initial Public Offering. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding NuScale Corp Warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the NuScale Corp Warrants if we determine it is in our best interest to do so. As such, we would redeem the NuScale Corp Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.
As stated above, we can redeem the NuScale Corp Warrants when the shares of NuScale Corp Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their NuScale Corp Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the NuScale Corp Warrants when the shares of NuScale Corp Class A Common Stock are trading at a price below the exercise price of the NuScale Corp Warrants, this could result in the warrant holders receiving fewer shares of NuScale Corp Class A Common Stock than they would have received if they had chosen to wait to exercise their NuScale Corp Warrants for shares of NuScale Corp Class A Common Stock if and when such shares of NuScale Corp Class A Common Stock were trading at a price higher than the exercise price of $11.50.
No fractional shares of NuScale Corp Class A Common Stock will be issued upon exercise of the NuScale Corp Warrants. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of NuScale Corp Class A Common Stock to be issued to the holder. If, at the time of redemption, the NuScale Corp Warrants are exercisable for a security other than the shares of NuScale Corp Class A Common Stock pursuant to the warrant agreement, the NuScale Corp Warrants may be exercised for such security. At such time as the NuScale Corp Warrants become exercisable for a security other than the shares of NuScale Corp Class A Common Stock, NuScale Corp (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the NuScale Corp Warrants.
Redemption Procedures.
A holder of a NuScale Corp Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of NuScale Corp Class A Common Stock issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments.
Following the conversion of the Spring Valley Warrants into NuScale Corp Warrants, the NuScale Corp Warrants will be subject to anti-dilution adjustments, as summarized in the paragraphs below.
If the number of outstanding shares of NuScale Corp Class A Common Stock is increased by a capitalization or share dividend payable in shares of NuScale Corp Class A Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of NuScale Corp Class A Common Stock issuable on exercise of each NuScale Corp Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase shares of NuScale Corp Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of NuScale Corp Class A Common Stock equal to the product of (i) the number of shares of NuScale Corp Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of NuScale Corp Class A Common Stock) and (ii) one minus the quotient of (x) the price per share of NuScale Corp Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for NuScale Corp Class A Common Stock, in determining the price payable for shares of NuScale Corp Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the VWAP of shares of NuScale Corp Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of NuScale Corp Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of share of NuScale Corp Class A Common Stock on account of such NuScale Corp Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of NuScale Corp Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of NuScale Corp Class A Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of shares of NuScale Corp Class A Common Stock in connection with the Transactions, (d) to satisfy the redemption rights of the holders of shares of NuScale Corp Class A Common Stock in connection with a shareholder vote to amend the Existing Organizational Documents (A) to modify the substance or timing of our obligation to provide holders of NuScale Corp Class A Common Stock the right to have their shares redeemed in connection with our initial Transactions or to redeem 100% of our Public Shares if we do not complete our initial business combination within 18 months from the closing of the Initial Public Offering (or up to 24 months from the closing of the Initial Public Offering at the Sponsor’s option to extend the period of time to consummate a business combination up to one time, by an additional six months) or (B) with respect to any other provision relating to the rights of holders of NuScale Corp Class A Common Stock, or (e) in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of NuScale Corp Class A Common Stock in respect of such event.
If the number of outstanding shares of NuScale Corp Class A Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of shares of NuScale Corp Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of NuScale Corp Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of NuScale Corp Class A Common Stock.
Whenever the number of shares of NuScale Corp Class A Common Stock purchasable upon the exercise of the NuScale Corp Warrants is adjusted, as described above, the NuScale Corp Warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of NuScale Corp Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of NuScale Corp Class A Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional NuScale Corp Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the NuScale Corp Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Spring Valley Founder Shares held by our Sponsor or such affiliates, as applicable, prior to such issuance) (the “newly issued price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of NuScale Corp Class A Common Stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “market value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, the $18.00 per share redemption trigger price described above under “— Redemption of NuScale Corp Warrants when the price per share of NuScale Corp Class A Common Stock equals or exceeds $18.00” and “— Redemption of NuScale Corp Warrant when the price per share of NuScale Corp Class A Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the newly issued price, and the $10.00 per share redemption trigger price described above under “— Redemption of NuScale Corp Warrants when the price per share of NuScale Corp Class A Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the market value and the newly issued price.
In case of any reclassification or reorganization of the outstanding shares of NuScale Corp Class A Common Stock (other than those described above or that solely affects the par value of such shares of NuScale Corp Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of NuScale Corp Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the NuScale Corp Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the NuScale Corp Warrants and in lieu of the shares of NuScale Corp Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of NuScale Corp Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the NuScale Corp Warrants would have received if such holder had exercised their NuScale Corp Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each NuScale Corp Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by Spring Valley in connection with redemption rights held by shareholders of Spring Valley as provided for in the Existing Organizational Documents or as a result of the redemption of Spring Valley Class A ordinary shares by Spring Valley if a proposed initial business combination is presented to the shareholders of Spring Valley for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding NuScale Corp Class A Common Stock, the holder of a NuScale Corp Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the NuScale Corp Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the NuScale Corp Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of shares of NuScale Corp Class A Common Stock in such a transaction is payable in the form of shares of NuScale Corp Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the NuScale Corp Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the NuScale Corp Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the NuScale Corp Warrants when an extraordinary transaction occurs during the exercise period of the NuScale Corp Warrants pursuant to which the holders of the NuScale Corp Warrants otherwise do not receive the full potential value of the NuScale Corp Warrants.
TheNuScale Corp Warrants have been issued in registered form under a warrant agreement between Continental, as warrant agent, and us. The warrant agreement provides that the terms of the NuScale Corp Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the NuScale Corp Warrants and the warrant agreement set forth in Spring Valley’s prospectus, or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the NuScale Corp Warrants; provided, that the approval by the holders of at least 65% of the then-outstanding NuScale Corp Public Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrant holders do not have the rights or privileges of holders of shares of NuScale Corp Class A Common Stock and any voting rights until they exercise their NuScale Corp Warrants and receive shares of NuScale Corp Class A Common Stock. After the issuance of NuScale Corp Class A Common Stock upon exercise of the NuScale Corp Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional NuScale Corp Warrants will be issued upon separation of the Units and only whole NuScale Corp Warrants will trade. If, upon exercise of the NuScale Corp Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of NuScale Corp Class A Common Stock to be issued to the warrant holder.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.
NuScale Corp Private Placement Warrants
Except as described below, the NuScale Corp Private Placement Warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our Initial Public Offering. The NuScale Corp Private Placement Warrants (including the shares of NuScale Corp Class A Common Stock issuable upon exercise of the Spring Valley Private Placement Warrants ) will not be transferable, assignable or salable until 30 days after the completion of the Transactions, except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the NuScale Corp Private Placement Warrants , and they will not be redeemable by us, except as described above when the price per share of NuScale Corp Class A Common Stock equals or exceeds $10.00, so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Spring Valley Private Placement Warrants on a cashless basis. If the NuScale Corp Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the NuScale Corp Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the NuScale Corp Private Placement Warrants. Any amendment to the terms of the NuScale Corp Private Placement Warrants or any provision of the warrant agreement with respect to the NuScale Corp Private Placement Warrants will require a vote of holders of at least 65% of the number of the then outstanding NuScale Corp Private Placement Warrants.
Except as described above regarding redemption procedures and cashless exercise in respect of the NuScale Corp Public Warrants, if holders of the NuScale Corp Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of NuScale Corp Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of NuScale Corp Class A Common Stock underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the historical fair market value. The “Sponsor fair market value” will mean the average reported closing price of the shares of NuScale Corp Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Transactions. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their warrants and sell their shares of NuScale Corp Class A Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
Transfer Agent, Warrant Agent and Registrar
The transfer agent and registrar for the NuScale Corp Common Stock and the warrant agent for the NuScale Corp Warrants and Spring Valley Private Placement Warrants will be Continental Stock Transfer & Trust Company.
Listing
We intend to list NuScale Corp Class A Common Stock and NuScale Corp Warrants on Nasdaq under the proposed symbols “SMR” and “SMRWS,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted common stock or warrants of NuScale Corp for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of NuScale Corp for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of NuScale Corp common stock then outstanding (as of the date of this Proxy Statement/Prospectus, Spring Valley has 23,000,000 Spring Valley Class A ordinary shares outstanding and 5,750,000 Spring Valley Class B ordinary shares outstanding); or

•
the average weekly reported trading volume of NuScale Corp common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (“Form 10 information”).

As a result, the Initial Shareholders will be able to sell their Spring Valley Founder Shares and Spring Valley Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed the Transactions and filed our Form 10 information with the SEC.
We anticipate that following the consummation of the Transactions, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Registration Rights
See “Description of NuScale Corp’s Capital Stock — Stockholder Registration Rights” above.

APPRAISAL RIGHTS
Neither Spring Valley shareholders nor Spring Valley warrant holders have appraisal rights in connection with the Transactions or the Domestication under the Cayman Islands Companies Act or under the DGCL.

SHAREHOLDER PROPOSALS AND NOMINATIONS
Shareholder Proposals
In addition to any other applicable requirements, for business to be properly brought before an annual general meeting by a shareholder, Spring Valley’s Existing Organizational Documents provide that the shareholder must give timely notice in proper written form to Spring Valley at Spring Valley’s principal executive offices and such business must otherwise be a proper matter for shareholder action. Such notice, to be timely, must be received not less than 120 calendar days before the date of Spring Valley’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if Spring Valley did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the Spring Valley Board with such deadline being a reasonable time before Spring Valley begins to print and send its related proxy materials.
Shareholder Director Nominees
Nominations of persons for election to the Spring Valley Board at any annual general meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors as set forth in Spring Valley’s notice of such special meeting, may be made by or at the direction of the Spring Valley Board or by certain shareholders of Spring Valley.
In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to Spring Valley at Spring Valley’s principal executive offices. To be timely, a shareholder’s notice must have been received not less than 120 calendar days before the date of Spring Valley’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if Spring Valley did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the Spring Valley Board with such deadline being a reasonable time before Spring Valley begins to print and send its related proxy materials.
In addition, a shareholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the Spring Valley Board, any committee chairperson or the non-management directors as a group by writing to the Spring Valley Board or committee chairperson in care of Spring Valley Acquisition Corp., 2100 McKinney Ave., Suite 1675, Dallas, Texas 75201. Following the Transactions, such communications should be sent to NuScale Power Corporation, 6650 SW Redwood Lane, Suite 210, Portland, Oregon 97224, Attention: General Counsel. Each communication will be forwarded, depending on the subject matter, to the Spring Valley Board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
Kirkland & Ellis LLP has passed upon the validity of the securities of NuScale Corp offered by this Proxy Statement/Prospectus and certain other legal matters related to this Proxy Statement/Prospectus.
HOUSEHOLDING OF PROXY MATERIALS
Unless Spring Valley has received contrary instructions, Spring Valley may send a single copy of this Proxy Statement/Prospectus to Spring Valley stockholders who have the same address and last name.
Upon the written or oral request of a stockholder at a shared address to which a single copy of this Proxy Statement/Prospectus was delivered, Spring Valley will promptly deliver a separate copy of such document to the requesting stockholder. Written requests should be made to Spring Valley Acquisition Corp., Investor Relations, 2100 McKinney Ave., Suite 1675, Dallas, TX and oral requests may be made by calling Spring Valley at (214) 308-5230.
Spring Valley stockholders sharing an address who are receiving multiple copies of this Proxy Statement/Prospectus may request delivery of a single copy of such documents by writing to Spring Valley at the address above or calling Spring Valley at the telephone number above. Each Spring Valley stockholder will continue to receive a separate proxy card. This procedure, called “householding,” will reduce the volume of duplicate information Spring Valley stockholders receive and reduce Spring Valley’s printing and postage costs.
EXPERTS
The financial statements of Spring Valley Acquisition Corp. as of December 31, 2020, and for the period from August 20, 2020 (inception) through December 31, 2020, included in this Proxy Statement/Prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of NuScale Power, LLC as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about NuScale LLC’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITY
Spring Valley is a Cayman Islands exempted company. If Spring Valley does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Spring Valley. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Spring Valley in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. However, Spring Valley may be served with process in the United States with respect to actions against Spring Valley arising out of or in connection with violation of United States federal securities laws relating to offers and sales of Spring Valley’s securities by serving Spring Valley’s United States agent irrevocably appointed for that purpose.
TRANSFER AGENT AND REGISTRAR
The transfer agent for Spring Valley’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION
Spring Valley has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the issuance of securities described elsewhere in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is a part of that registration statement. This Proxy Statement/Prospectus does not contain all of the information included in the registration statement. For further information pertaining to Spring Valley and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this Proxy Statement/Prospectus to any of Spring Valley or Spring Valley’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the Proxy Statement/Prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Spring Valley files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Spring Valley at the SEC web site containing reports, the registration statement and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Spring Valley’s corporate website at https://www.sv-ac.com. Spring Valley’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this Proxy Statement/Prospectus.
Information and statements contained in this Proxy Statement/Prospectus or any annex to this Proxy Statement/Prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this Proxy Statement/Prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this Proxy Statement/Prospectus relating to Spring Valley has been supplied by Spring Valley, and all information relating to NuScale LLC has been supplied by NuScale LLC. Information provided by one another does not constitute any representation, estimate or projection of the other.
If you would like additional copies of this Proxy Statement/Prospectus or any document incorporated by reference herein, or if you have questions about the Transactions, you should contact via phone or in writing:
MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Individuals may call toll free: (800) 322-2885
Banks and brokers may call collect: (212) 929-5500
Email: proxy@mackenziepartners.com
If you are a shareholder of Spring Valley and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from MacKenzie, MacKenzie will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this Proxy Statement/Prospectus or any annex to this Proxy Statement/Prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this Proxy Statement/Prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS
Page(s)
Audited Financial Statements of Spring Valley Acquisition Corp.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2020 (Restated)	F-3
Statement of Operations for the Period from August 20, 2020 (inception) through December 31, 2020 (Restated)	F-4
Statement of Changes in Shareholders’ Equity for the Period from August 20, 2020 (inception) through December 31, 2020 (Restated)	F-5
Statement of Cash Flows for the Period from August 20, 2020 (inception) through December 31, 2020 (Restated)	F-6
Notes to Financial Statements	F-7
Unaudited Condensed Financial Statements of Spring Valley Acquisition Corp.
Condensed Balance Sheet as of September 30, 2021 and December 31, 2020 (Unaudited)	F-24
Condensed Statement of Operations for the Three and Nine Months Ended September 30, 2021 and for the Period from August 20, 2020 (inception) through September 30, 2020 (Unaudited)	F-25
Condensed Statement of Changes in Shareholders’ Deficit for the Three and Nine Months Ended
September 30, 2021 and for the Period from August 20, 2020 (inception) through September 30,
2020 (Unaudited)
F-26
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2021 and for the Period from August 20, 2020 (inception) through September 30, 2020 (Unaudited)	F-28
Notes to Consolidated Financial Statements	F-29
Audited Financial Statements of NuScale Power, LLC
Report of Independent Registered Public Accounting Firm	F-45
Balance Sheet as of December 31, 2020 and 2019	F-46
Statements of Operations for the Years Ended December 31, 2020 and 2019	F-47
Statements of Mezzanine Equity and Members’ Equity for the Years Ended December 31, 2020 and 2019	F-48
Statements of Cash Flows for the Years Ended December 31, 2020 and 2019	F-49
Notes to Financial Statements	F-50
Unaudited Condensed Financial Statements of NuScale Power, LLC
Condensed Balance Sheet as of September 30, 2021 and December 31, 2020 (Unaudited)	F-66
Condensed Statements of Operations for the Nine Months Ended September 30, 2021 and 2020 (Unaudited)	F-67
Condensed Statements of Mezzanine Equity and Members’ Equity for the Nine Months ended September 30, 2021 and 2020 (Unaudited)	F-68
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2020 (Unaudited)	F-70
Notes to Financial Statements	F-71

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Spring Valley Acquisition Corporation
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Spring Valley Acquisition Corporation (the “Company”) as of December 31, 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the period from August 20, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from August 20, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by May 27, 2022 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Restatement of Financial Statements
As discussed in Note 2 to the financial statements, the 2020 financial statements have been restated to correct certain misstatements.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
May 7, 2021, except for the effects of the restatement disclosed in Note 2 and the merger agreement disclosed in Note 11, as to which the date is December 20, 2021

SPRING VALLEY ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2020
(Restated)
ASSETS
Cash	$1,906,348
Prepaid expenses	237,088
Total current assets	2,143,436
Investments held in trust account	232,301,973
Total assets	$234,445,409
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued offering costs	$49,934
Total current liabilities	49,934
Long term liabilities:
Derivative warrant liabilities	33,660,000
Deferred underwriting fee payable	8,050,000
Total liabilities	41,759,934
Commitments and Contingencies
Class A Ordinary Shares Subject to Redemption, 23,000,000 shares at $10.10 per share	232,300,000
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary share, $0.0001 par value, 300,000,000 shares authorized; no non-redeemable shares issued or outstanding	—
Class B ordinary share, $0.0001 par value, 30,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	—
Accumulated deficit	(39,615,100)
Total shareholders’ deficit	(39,614,525)
Total Liabilities and Shareholders’ Deficit	$234,445,409
The accompanying notes are an integral part of these financial statements.

SPRING VALLEY ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM AUGUST 20, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(Restated)
Formation and operating costs	$114,144
Loss from operations	(114,144)
Other income (expense):
Change in fair value of Derivative warrant liabilities	(12,110,000)
Offering costs allocated to derivative warrant liabilities	(749,253)
Interest earned on marketable securities held in Trust Account	1,973
Net loss	$(12,971,424)
Weighted average shares outstanding of Class A ordinary shares	6,052,632
Basic and diluted net loss per ordinary share, Class A	$(1.15)
Weighted average shares outstanding of Class B ordinary shares	5,197,368
Basic and diluted net loss per ordinary share, Class B	$(1.15)
The accompanying notes are an integral part of these financial statements.

SPRING VALLEY ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE PERIOD FROM AUGUST 20, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(Restated)
	Ordinary Shares				Additional Paid-In Capital	Accumalated Deficit	Total Shareholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance as of August 20, 2020	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Accretion of Class A Ordinary Shares to redemption value	—	—	—	—	(24,425)	(26,643,676)	(26,668,101)
Net loss	—	—	—	—	—	(12,971,424)	(12,971,424)
Balance as of December 31, 2020	—	$—	5,750,000	$575	$—	$(39,615,100)	$(39,614,525)
The accompanying notes are an integral part of these financial statements.

SPRING VALLEY ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM AUGUST 20, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(Restated)
Cash Flows from Operating Activities
Net Loss	$(12,971,424)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of derivative warrant liabilities	12,110,000
Offering costs allocated to derivative warrant liabilities	749,253
Payment of formation costs through issuance of Class B ordinary shares	5,000
Interest earned on marketable securities held in Trust Account	(1,973)
Changes in operating assets and liabilities
Prepaid expenses	(237,088)
Net cash used in operating activities	(346,232)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(232,300,000)
Net cash used in investing activities	(232,300,000)
Cash Flows from Financing Activities
Proceeds from sale of Units, net of underwriting discounts paid and reimbursements	226,150,000
Proceeds from sale of Private Placement Warrants	8,900,000
Repayment of promissory note-related party	(124,826)
Payment of offering costs	(372,594)
Net cash provided by financing activities	234,552,580
Net increase in cash	1,906,348
Cash – beginning of period	—
Cash – end of period	$1,906,348
Supplemental disclosure of noncash investing and financing activities:
Warrant liabilities in connection with initial public offering	$22,529,000
Deferred underwriting fee payable	$8,050,000
Accrued offering costs	$49,934
Offering costs paid by Sponsor in exchange for Founder Shares	$20,000
Offering costs paid directly through Note payable	$124,826
The accompanying notes are an integral part of these financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Spring Valley Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on August 20, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from August 20, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering and will recognize changes in the fair value of warrant liability as other income (expense). The Company has selected December 31 as its fiscal year end.
The registration statement for the Company’s Initial Public Offering was declared effective on November 23, 2020. On November 27, 2020, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”) which includes the full exercise by the underwriters of its over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000 which is described in Note 4.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,900,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Spring Valley Acquisition Sponsor, LLC (the “Sponsor”), generating gross proceeds of $8,900,000, which is described in Note 5.
Offering costs consist of legal, accounting and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and were charged to shareholders’ equity upon the completion of the Initial Public Offering in November 2020. Offering costs amounting to $12,528,579 (consisting of $3,800,000 in underwriting commissions, $8,050,000 of deferred underwriters’ fee and $678,579 of other offering costs) were incurred, of which $678,579 were allocated to warrants and expensed and $11,850,000 were allocated against the Class A shares.
Following the closing of the Initial Public Offering, an amount of $232,300,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting commission and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, for an amount equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the Prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Proposed Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.
The Company will initially have until May 27, 2022 to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by May 27, 2022, it may, by resolution of the board of directors if requested by the Sponsor, extend the initial period of time to consummate a Business Combination one time, by an additional 6 months, subject to the Sponsor, its affiliates or permitted designees purchasing additional Private Placement Warrants. The shareholders will not be entitled to vote or redeem their Public Shares in connection with any such extension. In order to extend the initial period of time to consummate a Business Combination for such six-month period, the Sponsor, its affiliates or permitted designees, must purchase an additional 2,300,000 Private Placement Warrants at $1.00 per warrant and deposit the $2,300,000 in proceeds into the Trust Account on or prior to

May 27, 2022. The Sponsor, its affiliates or permitted designees are not obligated to purchase additional Private Placement Warrants to extend the time for the Company to complete a Business Combination.
However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the per share value deposited into the Trust Account.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of  (1) $10.10 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (as restated)
In connection with the change in presentation of Class A ordinary shares subject to possible redemption, the Company concluded it should restate its previously filed financial statements to classify all Class A ordinary shares subject to possible redemption in temporary equity. In accordance with the guidance on redeemable equity instruments in ASC Topic 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its Class A ordinary shares in permanent equity, or total shareholders’ equity. Although the Company did not specify a maximum redemption threshold, its charter currently provides that, the Company will not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, the Company did not consider redeemable shares classified as temporary equity as part of net tangible assets. Effective with its financial statements for quarterly period ended September 30, 2021, the Company revised this interpretation to include temporary equity in net tangible assets. In addition, in connection with the change in presentation for the Class A ordinary shares subject to possible redemption, the Company determined it should restate its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of shares share pro rata in the income and losses of the Company.
In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the corrections and has determined that the related impact was material to the previously filed financial statements that contained the error. Therefore, the Company, in consultation with its Audit Committee, concluded that the following financial statements should be restated: (i) audited balance sheet as of November 27, 2020 (the “Post IPO Balance Sheet”), as previously revised in the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, filed with the SEC on May 7, 2021 (“2020 Form 10-K/A No. 1”); (ii) audited financial statements included in the 2020 Form 10-K/A No. 1; (iii) unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on May 21, 2021; and (iv) unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 13, 2021 (collectively, the “Affected Periods”), should be restated to report all Public Shares as temporary equity and should no longer be relied upon. As such, the Company will restate its financial statements for the Affected Periods in this Form 10-K/A for the Post IPO Balance Sheet and the Company’s audited financial statements included in the 2020 Form 10-K/A No. 1. The unaudited condensed financial statements for the periods ended March 31, 2021 and June 30, 2021 will be amended in the Company’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, to be filed with the SEC (the “Q3 Form 10-Q”).
The restatement does not have an impact on the Company’s cash position and cash held in the trust account established in connection with the IPO (the “Trust Account”).
The change in the carrying value of the redeemable Class A ordinary shares at December 31, 2020 resulted in a reclassification of approximately 4.4 million Class A ordinary shares from permanent equity to temporary equity. The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of December 31, 2020:
As of December 31, 2020	As Previously Restated	Adjustment	As Restated
Total assets	$234,445,409	$—	$234,445,409
Total liabilities	$41,759,934	$—	$41,759,934
Class A ordinary shares subject to possible redemption	187,685,474	44,614,526	232,300,000
Preference shares	—	—	—
Class A ordinary shares	442	(442)	—
Class B ordinary shares	575	—	575
Additional paid-in capital	17,970,408	(17,970,408)	—
Accumulated deficit	(12,971,424)	(26,643,676)	(39,615,100)
Total shareholders’ equity (deficit)	$5,000,001	$(44,614,526)	$(39,614,525)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$234,445,409	$—	$234,445,409

	For the period from August 20, 2020 (inception) through December 31, 2020
	As Previously Reported	Adjustment	As Restated
Supplemental Disclosure of Noncash Financing Activities:
Initial value of Class A ordinary shares subject to possible redemption	$200,645,178	$(200,645,178)	$—
Change in value of Class A ordinary shares subject to possible redemption	$(12,959,704)	$12,959,704	$—
The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per share is presented below for the period from August 20, 2020 (inception) through December 31, 2020:
	Earnings Per Share for Class A ordinary shares
	As Previously Reported	Adjustment	As Restated
For the period from August 20, 2020 (inception) through December 31, 2020
Net loss	$(12,971,424)	$—	$(12,971,424)
Weighted average shares outstanding, basic and diluted	23,000,000	(16,947,368)	6,052,632
Basic and diluted loss per share	$—	$(1.15)	$(1.15)
	Earnings Per Share for Class B ordinary shares
	As Previously Reported	Adjustment	As Restated
For the period from August 20, 2020 (inception) through December 31, 2020
Net loss	$(12,971,424)	$—	$(12,971,424)
Weighted average shares outstanding, basic	5,194,656	2,712	5,197,368
Basic and diluted loss per share	$(3.80)	$2.65	$(1.15)
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of November 27, 2020:
As of November 27, 2020	As Previously Reported	Adjustment	As Restated
Total assets	$235,022,982	$—	$235,022,982
Total liabilities	$31,106,056	$—	$31,106,056
Class A ordinary shares subject to possible redemption	200,645,178	31,654,822	232,300,000
Preference shares	—	—	—
Class A ordinary shares	313	(313)	—
Class B ordinary shares	575	—	575
Additional paid-in capital	5,010,833	(5,010,833)	—
Accumulated deficit	(1,739,973)	(26,643,676)	(28,383,649)
Total shareholders’ equity (deficit)	$3,271,748	$(31,654,822)	$(28,383,074)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$235,022,982	$—	$235,022,982
Class A Ordinary Shares Subject to Possible Redemption
The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of the Initial Public Offering, there were 23,000,000 Class A ordinary shares outstanding, which were all subject to possible redemption and classified outside of permanent equity in the balance sheet.
The Class A ordinary shares subject to possible redemption reflected on the balance sheet is reconciled on the following table:
Gross proceeds	$230,000,000
Less:
Fair value of Public Warrants at issuance	(12,650,000)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(11,781,101)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	26,668,101
Class A ordinary shares subject to possible redemption	$232,300,000
Liquidity and Going Concern Considerations
As of December 31, 2020, we had $1,906,348 of cash held outside of the Trust Account, after payment of costs related to the Initial Public Offering, and available for working capital purposes.
In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity condition, mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a business combination by May 27, 2022 then the Company will cease all operations except for the purpose of liquidating. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 27, 2022.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and of the Securities and Exchange Commission (the “SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company, which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,659,434 in cash and cash equivalents as of December 31, 2020.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of Initial Public Offering, the 23,000,000 shares of Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the Initial Public Offering, we recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable shares of Class A ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.
Derivative Warrant Liabilities
The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company issued 11,500,000 warrants as part of the units offered in its Initial Public Offering and, simultaneously with the closing of Initial Public Offering, the Company issued in a private placement an aggregate of 8,900,000 private placement warrants. The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40-15-7D and 7F under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants has been estimated using the Public Warrants’ quoted market price. The Private Placement Warrants are valued using a Modified Black Scholes Option Pricing Model.
Offering Costs
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A ordinary shares are charged against their carrying value upon the completion of the Initial Public Offering. Deferred underwriting commissions are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.
Net Loss Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period.
The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the IPO and the Private Placement to purchase an aggregate of 20,400,000 shares of Class A ordinary shares in the calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the period from August 20, 2020 (inception) through December 31, 2020. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.
The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of ordinary shares:

	For the period from August 20, 2020 (inception) through December 31, 2020
	Class A	Class B
Basic and diluted net loss per ordinary share:
Numerator:
Allocation of net loss	$(6,978,778)	$(5,992,646)
Denominator:
Basic and diluted weighted average ordinary shares outstanding	6,052,632	5,197,368
Basic and diluted net loss per ordinary share	$(1.15)	$(1.15)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:   Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:   Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:   Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 4 — INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
NOTE 5 — PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,900,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,900,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 6 — RELATED PARTY TRANSACTIONS
Founder Shares
On August 21, 2020, the Sponsor paid $25,000 to the Company in consideration for 7,187,500 Class B ordinary shares (the “Founder Shares”). In September 2020, the Sponsor transferred 40,000 Founder Shares to each of the Company’s directors (120,000 shares in total). On October 22, 2020, the Sponsor effected a surrender of 1,437,500 Founder Shares to the Company for no consideration, resulting in 5,750,000 Founder Shares outstanding. The Sponsor transferred all of the Founder Shares owned by the Sponsor to SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Sponsor (“Holdco”), prior to the closing of the Initial Public Offering. The Founder Shares included an aggregate of up to 750,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, a total of 750,000 Founder Shares are no longer subject to forfeiture.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Administrative Support Agreement
Commencing on November 23, 2020, the Company entered into an agreement to pay an affiliate of the Sponsor up to $10,000 per month for office space, secretarial and administrative services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. As of December 31, 2020, no fees have been incurred related to the agreement.
Promissory Note — Related Party
On August 21, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. The Company borrowed $124,826 through the IPO date and repaid the Note prior to December 31, 2020.
Related Party Loans
Loans from the Sponsor, members of Spring Valley’s founding team or any of their affiliates to finance transaction costs in connection with the Transactions (“Working Capital Loans”) are not permitted under the terms of the Merger Agreement (attached hereto as Annex A); provided, however, if (i) the Closing has not yet occurred on each of May 15, 2022 and August 15, 2022 and (ii) the Sponsor reasonably believes in good faith that Spring Valley has a need for additional working capital to fund its operations, then the Sponsor will have the right, but not the obligation, to purchase up to 250,000 Spring Valley Warrants, at the price of $1.00 per Spring Valley Warrant, on or after each of May 15, 2022 and August 15, 2022. Any such purchase may be made in one or more increments and may be made solely as and when needed to fund the working capital needs of the Sponsor. After the Closing, the Spring Valley Warrants will become exercisable for NuScale Corp Class A Common Stock. As of December 31, 2020, there were no Working Capital Loans outstanding.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 global pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, its results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration and Shareholders Rights
Pursuant to a registration and shareholders rights agreement entered into on November 23, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The registration and shareholder rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. In addition, the underwriters reimbursed the Company an aggregate of $750,000 for costs incurred in connection with the Initial Public Offering.
Anchor Investments
Certain qualified institutional buyers or institutional accredited investors not affiliated with any member of the Company’s management (the “anchor investors”) purchased 1,980,000 Units each in the Initial Public Offering and the Company directed the underwriters to sell to the anchor investors such number of Units. Further, each of the anchor investors entered into a separate agreement with the Sponsor pursuant to which each such investor purchased membership interests in Holdco representing an indirect beneficial interest in up to 142,187 Founder Shares upon the closing of the Initial Public Offering for up to $494.56.
NOTE 8 — SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 300,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 23,000,000 Class A ordinary shares issued or outstanding, which were all subject to possible redemption and classified outside of permanent equity in the balance sheet.
Class B Ordinary Shares — The Company is authorized to issue 30,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2020, there were 5,750,000 Class B ordinary shares issued and outstanding.
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of  (i) the total number of ordinary shares issued and outstanding upon completion of the Proposed Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private
Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
NOTE 9 —  DERIVATIVE WARRANT LIABILITIES
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of  (a) 30 days after the completion of a Business Combination and (b) one year from the closing of the Proposed Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.   Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.   Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the closing price of the Class A ordinary shares equal or exceeds $10.00 per public share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if  (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 10 — FAIR VALUE MEASUREMENTS
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	Asset	Level	Fair Value
December 31, 2020	U.S. Treasury Securities Money Market Fund	1	232,301,973
The Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Warrants are recorded in the statement of operations each period.
The following table presents our fair value hierarchy for liabilities measured at fair value on a recurring basis as of December 31, 2021:
	Level 1	Level 2	Level 3	Total
Warrant liabilities:
Public Warrants	$18,975,000	$—	$—	$18,975,000
Private Placement Warrants	—	—	14,685,000	14,685,000
Total warrant liabilities	$18,975,000	$—	$14,685,000	$33,660,000
The Private Placement Warrants were valued using a Black Scholes Model, which is considered to be a Level 3 fair value measurement.

	At issuance	As of December 31, 2020
Exercise price	$11.50	$11.50
IPO price	$10.00	$10.00
Implied share price range (or underlying asset price at December 31, 2020)	$9.35 – $9.66	$10.12
Volatility	14% – 23%	21%
Term	5.75	5.70
Risk-free rate	0.46%	0.46%
Dividend yield	0.0%	0.0%
The following table presents the changes in the fair value of warrant liabilities:
	Private Placement	Public	Warrant Liabilities
Initial measurement on November 27, 2020	$9,879,000	$12,650,000	$22,529,000
Change in valuation inputs or other assumptions(1)	4,806,000	6,325,000	11,131,000
Fair value as of December 31, 2020	$14,685,000	$18,975,000	$33,660,000

(1)
Due to the use of quoted prices in an active market (Level 1) to measure the fair value of the Public Warrants, subsequent to initial measurement, the Company had transfers out of Level 3 totaling $6,325,000 during the period from November 27, 2020 through December 31, 2020.

The non-cash loss on revaluation of the Private Placement Warrants is included in recognized loss on change in fair value of warrant liabilities on the statement of operations.
NOTE 11 —  SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Except as described below and the restatement discussed in Note 2 of these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On March 25, 2021 the Company entered into an agreement and plan of merger (the “Merger Agreement”), by and among the company, Spring Valley Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the company (“Merger Sub”), and Dream Holdings, Inc., a Delaware public benefit corporation (“Dream Holdings”), relating to a proposed business combination with AeroFarms. Pursuant to the Merger Agreement, among other things, Dream Holdings will merge with and into Merger Sub (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with Dream Holdings surviving the Merger as a subsidiary of the company. On October 14, 2021, the Company, Merger Sub and Dream Holdings entered into a Termination Agreement (the “Termination Agreement”), effective as of such date, pursuant to which the parties agreed to mutually terminate the Merger Agreement. The termination of the Merger Agreement is effective as of October 14, 2021.
Proposed Business Combination
On December 13, 2021, the Company, Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (the “NuScale”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, subject to obtaining the Acquiror Stockholder Approvals (as defined in the Merger Agreement), (i) Spring Valley shall domesticate as a corporation in the State of Delaware (the “Redomicile”) and (ii) Merger Sub will be merged with and into NuScale (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with NuScale being the surviving entity following the Merger (the “Surviving Company”). Following the Merger, Spring Valley will be renamed NuScale Power Corporation and is expected to trade on The Nasdaq Stock Market LLC under the ticker “SMR”. After the closing of the Merger

(such closing, the “Closing” and such date, the “Closing Date”), NuScale, as the Surviving Company, will continue to be held as a wholly controlled subsidiary of NuScale Power Corporation in a customary “Up-C” holding structure.
Refer to the Form 8-K, as filed with the Securities and Exchange Commission on December 14, 2021 for additional information.

SPRING VALLEY ACQUISITION CORP.
FORM 10-Q/A FOR THE QUARTER ENDED SEPTEMBER 30, 2021

Page
PART 1 — FINANCIAL INFORMATION
Item 1. Condensed Balance Sheets	F-24
Condensed Statements of Operations (unaudited)	F-25
Condensed Statements of Changes in Shareholders’ Equity (Deficit) (unaudited)	F-26
Condensed Statements of Cash Flows (unaudited)	F-28
Notes to Unaudited Condensed Financial Statements	F-29
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Item 4. Control and Procedures
PART II — OTHER INFORMATION
Item 1. Legal Proceedings
Item 1A. Risk Factors
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Item 3. Defaults Upon Senior Securities
Item 4. Mine Safety Disclosures
Item 5. Other Information
Item 6. Exhibits
SIGNATURES

PART I — FINANCIAL INFORMATION
Item 1.   Interim Condensed Financial Statements
SPRING VALLEY ACQUISITION CORP.
CONDENSED BALANCE SHEETS
	September 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Cash	$1,190,307	$1,906,348
Prepaid expenses	108,370	237,088
Total current assets	1,298,677	2,143,436
Investments held in trust account	—	232,301,973
Investments held in brokerage account	232,316,486	—
Total assets	$233,615,163	$234,445,409
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$345,062	$—
Accrued expenses	10,550	49,934
Total current liabilities	355,612	49,934
Deferred underwriting fees payable	8,050,000	8,050,000
Derivative warrant liabilities	30,174,000	33,660,000
Total liabilities	38,579,612	41,759,934
Commitments and Contingencies (Note 7)
Class A ordinary shares subject to possible redemption, 23,000,000 shares at $10.10 redemption value as of September 30, 2021 and December 31, 2020	232,300,000	232,300,000
Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 300,000,000 shares authorized; no non-redeemable shares issued or outstanding as of September 30, 2021 and December 31, 2020	—	—
Class B ordinary shares, $0.0001 par value; 30,000,000 shares authorized; 5,750,000 shares issued and outstanding as of September 30, 2021 and December 30, 2020	575	575
Additional paid-in capital	—	—
Accumulated deficit	(37,265,024)	(39,615,100)
Total shareholders’ deficit	(37,264,449)	(39,614,525)
Total Liabilities and Shareholders’ Deficit	$233,615,163	$234,445,409
The accompanying notes are an integral part of these unaudited condensed financial statements.

SPRING VALLEY ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021	August 20, 2020 (inception) through September 30, 2020
Formation and operating costs	$441,400	$1,125,437	$7,221
Loss from operations	(441,400)	(1,125,437)	(7,221)
Gain on investments, dividends and interest, held in Trust Account	2,992	14,513	—
Change in fair value of derivative liabilities	(1,488,000)	3,486,000	—
Net Income (Loss)	$(1,926,408)	$2,375,076	$(7,221)
Weighted average shares outstanding of Class A ordinary shares	23,000,000	23,000,000	—
Basic and diluted net income (loss) per ordinary share, Class A	$(0.07)	$0.08	$—
Weighted average shares outstanding of Class B ordinary shares	5,750,000	5,750,000	5,750,000
Basic and diluted net income (loss) per ordinary share, Class B	$(0.07)	$0.08	$(0.00)
The accompanying notes are an integral part of these unaudited condensed financial statements.

SPRING VALLEY ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the three and nine months ended September 30, 2021 (Unaudited)
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class B
	Shares	Amount
Balance as of January 1, 2021	5,750,000	$575	$—	$(39,615,100)	$(39,614,525)
Accretion of Class A Ordinary Shares to redemption value	—	—	—	(25,000)	(25,000)
Net income	—	—	—	8,734,669	8,734,669
Balance as of March 31, 2021, as restated (unaudited)	5,750,000	$575	$—	$(30,905,431)	$(30,904,856)
Net loss	—	—	—	(4,433,185)	(4,433,185)
Balance as of June 30, 2021, as restated (unaudited)	5,750,000	$575	$—	$(35,338,616)	$(35,338,041)
Net loss	—	—	—	(1,926,408)	(1,926,408)
Balance as of September 30, 2021 (unaudited)	5,750,000	$575	$—	$(37,265,024)	$(37,264,449)
The accompanying notes are an integral part of these unaudited condensed financial statements.

SPRING VALLEY ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE PERIOD FROM AUGUST 20, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Shareholders’ Equity
	Class B
	Shares	Amount
Balance as of August 20, 2020 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	(7,221)	(7,221)
Balance as of September 30, 2020 (unaudited)	5,750,000	$575	$24,425	$(7,221)	$17,779
The accompanying notes are an integral part of these unaudited condensed financial statements.

SPRING VALLEY ACQUISITION CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	Nine Months Ended September 30, 2021	For the Period from August 20, 2020 (Inception) to September 30, 2020
Cash Flows from Operating Activities:
Net income (loss)	$2,375,076	$(7,221)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of derivative liabilities	(3,486,000)	—
Gain on marketable securities (net), dividends and interest, held in Trust Account	(14,513)	—
Formation and operating cost paid through the issuance of ordinary shares to Sponsor	—	5,000
Changes in operating assets and liabilities:
Prepaid expenses and other assets	128,719	(4,442)
Accounts payable and accrued expenses	305,677	—
Net cash used in operating activities	(691,041)	(6,663)
Cash Flows from Financing Activities:
Advances from related party	—	6,663
Offering costs paid	(25,000)	—
Net cash provided by financing activities	(25,000)	6,663
Net decrease in cash	(716,041)	—
Cash – beginning of period	1,906,348	—
Cash – end of period	$1,190,307	$—
Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in accrued expenses	$—	$59,559
Deferred offering costs paid through promissory note – related party	$—	$113,163
Deferred offering costs paid through the issuance of ordinary shares to Sponsor	$—	$20,000
The accompanying notes are an integral part of these unaudited condensed financial statements.

SPRING VALLEY ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)
Note 1 — Description Of Organization And Business Operations
Spring Valley Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on August 20, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities (a “Business Combination”).
The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2021, the Company had not commenced any operations. All activity through September 30, 2021 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, searching for a business combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on November 23, 2020. On November 27, 2020, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”) which includes the full exercise by the underwriters of its over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000 which is described in Note 4.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,900,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Spring Valley Acquisition Sponsor, LLC (the “Sponsor”), generating gross proceeds of $8,900,000, which is described in Note 5.
Offering costs consist of legal, accounting, and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering and were charged to shareholders’ equity upon the completion of the Initial Public Offering in November 2020. Offering costs amounting to $12,528,579 (consisting of $3,800,000 in underwriting commissions, $8,050,000 of deferred underwriters’ fee and $678,579 of other offering costs) were incurred, of which $678,579 were allocated to warrants and expensed and $11,850,000 were allocated against the Class A shares.
Following the closing of the Initial Public Offering, an amount of $232,300,000 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earliest of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
On March 25, 2021 the Company entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Company, Spring Valley Merger Sub, Inc., a Delaware corporation, and wholly owned subsidiary of the Company, and Dream Holdings, Inc., a Delaware public benefit corporation (“Dream Holdings”), relating to a proposed business combination with AeroFarms (the “Merger”). On October 14, 2021, the Company and Dream Holdings terminated the Merger Agreement in a mutual decision not to pursue the Merger. The Company plans to withdraw the registration statement on Form S-4 initially filed with the U.S. Securities and Exchange Commission on May 10, 2021.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (as defined below) (excluding the amount of any deferred underwriting commission and taxes payable on the income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares, for an amount equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding public shares, subject to certain limitations as described in the prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.
The Company will initially have until May 27, 2022 to consummate a Business Combination. However, if the Company anticipates that it may not be able to consummate a Business Combination by May 27, 2022, it may, by resolution of the board of directors if requested by the Sponsor, extend the initial period of time to consummate a Business Combination one time, by an additional 6 months, subject to the Sponsor, its affiliates or permitted designees purchasing additional Private Placement Warrants. The shareholders will not be entitled to vote or redeem their Public Shares in connection with any such extension. In order to extend the initial period of time to consummate a Business Combination for such six-month period, the Sponsor, its affiliates or permitted designees, must purchase an additional 2,300,000 Private Placement Warrants at $1.00 per warrant and deposit the $2,300,000 in proceeds into the Trust Account on or prior to May 27, 2022. The Sponsor, its affiliates or permitted designees are not obligated to purchase additional Private Placement Warrants to extend the time for the Company to complete a Business Combination.
However, if the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its Board of Directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period, and in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the per share value deposited into the Trust Account.
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of  (1) $10.10 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share, due to reductions in the value of trust assets, in each case net of the interest that may be withdrawn to pay taxes. This liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Note 2 — Restatement of Previously Issued Financial Statement
The Company concluded it should restate its previously issued financial statements to classify all Class A ordinary shares subject to possible redemption in temporary equity. In accordance with guidance on redeemable equity instruments in ASC Topic 480-10-S99, redemption provisions not solely within the control of the Company, require ordinary shares subject to redemption to be classified outside of permanent equity. The Company had previously classified a portion of its Class A ordinary shares in permanent equity. Although the Company did not specify a maximum redemption threshold, its charter currently provides that the Company will not redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Previously, the Company did not consider redeemable shares classified as temporary equity as part of net tangible assets. Effective with these condensed financial statements, the Company revised this interpretation to include temporary equity in net tangible assets. In connection with the change in presentation for the Class A ordinary shares subject to possible redemption, the Company has revised its earnings per share calculation to allocate income and losses shared pro rata between the two classes of shares. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of shares participate pro rata in the income and losses of the Company.
In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company evaluated the corrections and has determined that the related impact was material to the previously filed financial statements that contained the error, reported in the Company’s Form 10-Qs for the quarterly periods ended March 31, 2021, and June 30, 2021 (the “Affected Quarterly Periods”). Therefore, the Company, in consultation with its Audit Committee, concluded that the Affected Quarterly Periods should be restated to present all Class A ordinary shares subject to possible redemption as temporary equity and to recognize accretion from the initial book value to redemption value at the time of its Initial Public Offering. As such, the Company is reporting these restatements to those periods in this quarterly report.
The impact of the restatement on the financial statements for the Affected Quarterly Periods is presented below.
The change in the carrying value of the redeemable Class A ordinary shares at March 31, 2021 resulted in a reclassification of approximately 3.6 million Class A ordinary shares from permanent equity to temporary equity. The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of March 31, 2021.
As of March 31, 2021 (unaudited)	As Previously Reported	Adjustment	As Restated
Total assets	$234,164,226	$—	$234,164,226
Total liabilities	$32,769,082	$—	$32,769,082
Class A ordinary shares subject to possible redemption	196,395,143	35,904,857	232,300,000
Preference shares	—	—	—
Class A ordinary shares	355	(355)	—
Class B ordinary shares	575	—	575
Additional paid-in-capital	9,235,826	(9,235,826)	—
Accumulated deficit	(4,236,755)	(26,668,676)	(30,905,431)
Total shareholders’ equity (deficit)	$5,000,001	$(35,904,857)	$(30,304,856)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$234,164,226	$—	$234,164,226

The Company’s statement of shareholders’ equity has been restated to reflect the changes to the impacted shareholders’ equity accounts described above.
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the three months ended March 31, 2021.
For the three months ended March 31, 2021 (unaudited)	As Previously Reported	Adjustment	As Restated
Supplemental Disclosure of Noncash Financing Activities:
Change in value of Class A ordinary shares subject to possible redemption	$(8,734,582)	$8,734,582	$—
The change in the carrying value of the redeemable Class A ordinary shares at June 30, 2021 resulted in a reclassification of approximately 4.0 million Class A ordinary shares from permanent equity to temporary equity. The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported balance sheet as of June 30, 2021.
As of June 30, 2021 (unaudited)	As Previously Reported	Adjustment	As Restated
Total assets	$233,801,679		$233,801,679
Total liabilities	$36,839,721		$36,839,721
Class A ordinary shares subject to possible redemption	196,961,950	40,338,050	232,300,000
Preference shares	—	—	—
Class A ordinary shares	399	(399)	—
Class B ordinary shares	575	—	575
Additional paid-in-capital	13,668,974	(13,668,974)	—
Accumulated deficit	(8,669,940)	(26,668,677)	(35,338,617)
Total shareholders’ equity (deficit)	$5,000,008	$(40,338,050)	$(35,338,042)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Equity (Deficit)	$233,801,679	$—	$233,801,679
The Company’s statement of shareholders’ equity has been restated to reflect the changes to the impacted shareholders’ equity accounts described above.
The table below presents the effect of the financial statement adjustments related to the restatement discussed above of the Company’s previously reported statement of cash flows for the six months ended June 30, 2021.
For the six months ended June 30, 2021 (unaudited)	As Previously Reported	Adjustment	As Restated
Supplemental Disclosure of Noncash Financing Activities:
Change in value of Class A ordinary shares subject to possible redemption	$4,276,476	$(4,276,476)	$—
The impact to the reported amounts of weighted average shares outstanding and basic and diluted earnings per share is presented below for the Affected Quarterly Periods.

Earnings Per Share for Class A ordinary shares	As Previously Reported	Adjustment	As Restated
For the three months ended March 31, 2021 (unaudited)
Net income	$8,734,669	$—	$8,734,669
Weighted average shares outstanding – basic and diluted	23,000,000	—	232,300,000
Basic and diluted earnings per share	$—	$0.30	$0.300
For the three months ended June 30, 2021 (unaudited)
Net loss	$(4,433,185)	$—	$(4,433,185)
Weighted average shares outstanding – basic and diluted	23,000,000	—	23,000,000
Basic and diluted earnings per share	$—	$(0.15)	$(0.15)
For the six months ended June 30, 2021 (unaudited)
Net income	$4,301,484	$—	$4,301,484
Weighted average shares outstanding – basic and diluted	23,000,000	—	23,000,000
Basic and diluted earnings per share	$—	$0.15	$0.15
Earnings Per Share for Class B ordinary shares	As Previously Reported	Adjustment	As Restated
For the three months ended March 31, 2021 (unaudited)
Net income	$8,734,669	$—	$8,734,669
Weighted average shares outstanding – basic and diluted	5,750,000	—	5,750,000
Basic and diluted earnings per share	$1.52	$(1.22)	$0.30
For the three months ended June 30, 2021 (unaudited)
Net loss	$(4,433,185)	$—	$(4,433,185)
Weighted average shares outstanding – basic and diluted	5,750,000	—	5,750,000
Basic and diluted earnings per share	$(0.77)	$0.62	$(0.15)
For the six months ended June 30, 2021 (unaudited)
Net income	$4,301,484	$—	$4,301,484
Weighted average shares outstanding – basic and diluted	5,750,000	—	5,750,000
Basic and diluted earnings per share	$0.75	$(0.60)	$0.15
Note 3 — Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the period ended December 31, 2020 as filed with the SEC on May 7, 2021, which contains the audited financial statements and notes thereto. The condensed financial information as of December 31, 2020 is derived from the audited financial statements presented in the Company’s Annual Report on Form 10-K/A for the period ended December 31, 2020. The interim results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until May 27, 2022, to consummate the proposed Business Combination. It is uncertain that the Company will be able to consummate the proposed Business Combination by this time. Additionally, the Company may not have sufficient liquidity to fund the working capital needs of the Company through one year from the issuance of these financial statements. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after May 27, 2022. The Company intends to complete the proposed Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any business combination by May 27, 2022.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company, which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have cash and cash equivalents as of September 30, 2021 and December 31, 2020, respectively.
Derivative Warrant Liability
The Company accounts for the Warrants in accordance with the guidance contained in ASC 815, “Derivatives and Hedging”, under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the Public Warrants has been estimated using the Public Warrants’ quoted market price. The Private Placement Warrants are valued using a Modified Black Scholes Option Pricing Model. See Note 9 for further discussion of the pertinent terms of the Warrants and Note 10 for further discussion of the methodology used to determine the value of the Warrants.
Class A Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2021 and December 31, 2020, 23,000,000 Class A ordinary shares subject to possible redemption are presented as temporary equity outside of the shareholders’ equity section of the Company’s condensed balance sheets.
Offering Costs
Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred and presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A ordinary shares are charged against their carrying value upon the completion of the Initial Public Offering. Deferred underwriting commissions are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2021, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.
The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income (Loss) Per Ordinary Share
Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares issued and outstanding during the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase Class A ordinary share in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events.
The Company’s statement of operations includes a presentation of income (loss) per share for shares of ordinary shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. As of September 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.
A reconciliation of net loss per ordinary share is as follows:
	For the Three Months Ended September 30, 2021	For the Nine Months Ended September 30, 2021
Redeemable Class A Ordinary Shares
Numerator:
Allocation of net loss	$(1,541,126)	$1,900,061
Denominator:
Weighted average shares outstanding, basic and diluted	23,000,000	23,000,000
Basic and diluted net loss per share	$(0.07)	$0.08
Non-Redeemable Class B Ordinary Shares
Numerator: Net Loss minus Redeemable Net Earnings
Net (Loss) Income attributable to Non-Redeemable Class B Ordinary Shares	$(385,282)	$475,015
Denominator: Weighted Average Non-Redeemable Class B Ordinary Shares
Basic and diluted weighted average shares outstanding, Non-Redeemable Class B	5,750,000	5,750,000
Basic and diluted net loss per share, Non-Redeemable Class B	$(0.07)	$0.08
Note: As of September 30, 2021, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s shareholders.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limits of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
Note 4 — Initial Public Offering
Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes a full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
Note 5 — Private Placement
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 8,900,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,900,000. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
Note 6 — Related Party Transactions
Founder Shares
On August 21, 2020, the Sponsor paid $25,000 to the Company in consideration for 7,187,500 Class B ordinary shares (the “Founder Shares”). In September 2020, the Sponsor transferred 40,000 Founder Shares to each of the Company’s directors (120,000 shares in total). On October 22, 2020, the Sponsor effected a surrender of 1,437,500 Founder Shares to the Company for no consideration, resulting in 5,750,000 Founder Shares outstanding. The Sponsor transferred all of the Founder Shares owned by the Sponsor to SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Sponsor (“Holdco”), prior to the closing of the Initial Public Offering. The Founder Shares included an aggregate of up to 750,000 shares that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. As a result of the underwriters’ election to fully exercise their over-allotment option, a total of 750,000 Founder Shares are no longer subject to forfeiture. On February 24, 2021, the Company paid $25,000 as reimbursement for the original share purchase.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earliest of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Administrative Support Agreement
Commencing on November 23, 2020, the Company entered into an agreement to pay an affiliate of the Sponsor up to $10,000 per month for office space, secretarial and administrative services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2021, $30,000 and $90,000 has been expensed related to the agreement.
Promissory Note — Related Party
On August 21, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 or (ii) the completion of the Initial Public Offering. As of September 30, 2021 and December 31, 2020, there is no outstanding amounts under the Promissory Note, and no further borrowings are permitted.
Related Party Loans
Loans from the Sponsor, members of Spring Valley’s founding team or any of their affiliates to finance transaction costs in connection with the Transactions (“Working Capital Loans”) are not permitted under the terms of the Merger Agreement (attached hereto as Annex A); provided, however, if (i) the Closing has not yet occurred on each of May 15, 2022 and August 15, 2022 and (ii) the Sponsor reasonably believes in good faith that Spring Valley has a need for additional working capital to fund its operations, then the Sponsor will have the right, but not the obligation, to purchase up to 250,000 Spring Valley Warrants, at the price of $1.00 per Spring Valley Warrant, on or after each of May 15, 2022 and August 15, 2022. Any such purchase may be made in one or more increments and may be made solely as and when needed to fund the working capital needs of the Sponsor. After the Closing, the Spring Valley Warrants will become exercisable for NuScale Corp Class A Common Stock. As of September 30, 2021 and December 31, 2020, there were no Working Capital Loans outstanding.
Note 7 — Commitments And Contingencies
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 global pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, its results of operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration and Shareholders Rights
Pursuant to a registration and shareholders rights agreement entered into on November 23, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans)

will be entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination. However, the registration and shareholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The registration and shareholder rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. In addition, the underwriters reimbursed the Company an aggregate of $750,000 for costs incurred in connection with the Initial Public Offering.
Anchor Investments
Certain qualified institutional buyers or institutional accredited investors not affiliated with any member of the Company’s management (the “anchor investors”) purchased 1,980,000 Units each in the Initial Public Offering and the Company directed the underwriters to sell to the anchor investors such number of Units. Further, each of the anchor investors entered into a separate agreement with the Sponsor pursuant to which each such investor purchased membership interests in Holdco representing an indirect beneficial interest in up to 142,187 Founder Shares upon the closing of the Initial Public Offering for $494.56.
Note 8 — Shareholders’ Equity
Preference Shares  —  The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At September 30, 2021 and December 31, 2020, there were no preference shares issued or outstanding.
Class A Ordinary Shares  —  The Company is authorized to issue 300,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At September 30, 2021 and December 31, 2020, there were no Class A ordinary shares issued and outstanding, excluding 23,000,000 of Class A ordinary shares subject to redemption.
Class B Ordinary Shares  —  The Company is authorized to issue 30,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At September 30, 2021 and December 31, 2020, there were 5,750,000 Class B ordinary shares issued and outstanding.
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of  (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
Note 9 — Derivative Warrant Liability
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable, and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 20 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.   Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.   Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the closing price of the Class A ordinary shares equal or exceeds $10.00 per public share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and

•
if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If the Company calls the Public Warrants for redemption, as described above, its management will have the option to require any holder that wishes to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if  (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable, or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 10 — Fair Value Measurements
The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and adjusted for the amortization or accretion of premiums or discounts.
The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of September 30, 2021:
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities held in brokerage account	$232,313,494	$—	$—	$232,313,494
Liabilities:
Public Warrants	$8,280,000	$—	$—	$8,280,000
Private Placement Warrants	—	—	21,894,000	21,894,000
Total liabilities	$8,280,000	$—	$21,894,000	$30,174,000
The Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Warrants are recorded in the statement of operations each period.
The following table presents a summary of the changes in the fair value of the Private Placement Warrants, a Level 3 liability, measured on a recurring basis.
Private Warrant Liability
Balance at, January 1, 2021	$14,685,000
Recognized gain (loss) on change in fair value	(3,738,000)
Fair value, March 31, 2021	10,947,000
Recognized gain (loss) on change in fair value	1,869,000
Fair value, June 30, 2021	12,816,000
Recognized gain on change in fair value	9,078,000
Fair value, September 30, 2021	$21,894,000
The Private Placement Warrants were valued using a Least Squares Monte Carlo Model, which is considered to be a Level 3 fair value measurement. As the path-dependent nature of the redemption provisions does not apply to the Private Placement warrants, the Company estimated the fair value using a Least Square Monte Carlo Model framework with significant assumptions including the price of the Company’s ordinary shares, risk-free rate, volatility, and term to the Company’s initial business combination. There were no transfers out of Level 3 during the three and nine months ended September 30, 2021.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:
	As of December 31, 2020	As of September 30, 2021
Exercise price	$11.50	$11.50
IPO price	$10.00	$10.00
Implied share price range (or underlying asset price at December 31, 2020)	$10.12	$8.69
Volatility	21%	80%
Term	5.7	5.07
Risk-free rate	0.46%	0.99%
Dividend yield	0%	0%
Note 11 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the condensed financial statements were issued. Based upon this review, except as noted below and other than the restatement discussed in Note 2, the Company did not identify any subsequent events that has not been disclosed in the condensed financial statements.
Proposed Business Combination
On December 13, 2021, the Company, Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (the “NuScale”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, subject to obtaining the Acquiror Stockholder Approvals (as defined in the Merger Agreement), (i) Spring Valley shall domesticate as a corporation in the State of Delaware (the “Redomicile”) and (ii) Merger Sub will be merged with and into NuScale (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with NuScale being the surviving entity following the Merger (the “Surviving Company”). Following the Merger, Spring Valley will be renamed NuScale Power Corporation and is expected to trade on The Nasdaq Stock Market LLC under the ticker “SMR”. After the closing of the Merger (such closing, the “Closing” and such date, the “Closing Date”), NuScale, as the Surviving Company, will continue to be held as a wholly controlled subsidiary of NuScale Power Corporation in a customary “Up-C” holding structure.
Refer to the Form 8-K, as filed with the Securities and Exchange Commission on December 14, 2021 for additional information.

Report of Independent Registered Public Accounting Firm
To the Board of Managers of NuScale Power, LLC:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of NuScale Power, LLC (the Company) as of December 31, 2020 and 2019, the related statements of operations, mezzanine equity and members’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations, has negative operating cash flows, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
Portland, Oregon
January 7, 2022

NuScale Power, LLC
Balance Sheet
(in thousands)	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$4,864	$17,131
Prepaid expenses	3,976	3,308
Accounts receivable	2,790	20,832
Total current assets	11,630	41,271
Noncurrent assets
Property, plant and equipment, net	5,025	3,108
In-process research and development	16,900	16,900
Intangible assets, net	1,413	1,591
Goodwill	8,255	8,255
Other assets	3,834	4,568
Total assets	$47,057	$75,693
Liabilities
Current liabilities
Accounts payable and accrued expenses	$16,700	$11,100
Accrued compensation	4,993	8,924
Convertible note payable	13,621	13,213
Notes payable	20,293	—
Deferred DOE cost share	13,358	—
Other accrued liabilities	1,579	1,429
Total current liabilities	70,544	34,666
Noncurrent liabilities	3,245	2,186
Deferred revenue	267	43
Total liabilities	74,056	36,895

Mezzanine equity	2,140	2,140

Equity
Members’ equity
Convertible preferred units	629,089	610,211
Common units	20,899	17,187
Accumulated deficit	(679,127)	(590,740)
Total members’ equity	(29,139)	36,658
Total liabilities, mezzanine equity and members’ equity	$47,057	$75,693
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Statements of Operations
(in thousands)	Year Ended December 31,
	2020	2019
Revenue	$600	$373
Cost of sales	(355)	(321)
Gross margin	245	52
Other operating expenses
Research and development	95,267	62,553
General and administrative	37,176	38,845
Other	26,645	26,288
Loss from operations	(158,843)	(127,634)
Department of Energy cost share	71,109	56,699
Interest expense	(653)	(172)
Net loss	$(88,387)	$(71,107)
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Statements of Mezzanine Equity and Members’ Equity
Years Ended December 31, 2020 and 2019
			Members’ Equity
	Mezzanine Equity		Convertible Preferred Units		Common Units		Accumulated Deficit	Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount
Balances at December 31, 2018	6,000	$2,140	484,200	$533,602	4,159	$12,954	$(519,633)	$26,923
Sale of convertible preferred units	—	—	48,302	75,995	—	—	—	75,995
Issuance of convertible preferred units	—	—	386	614	—	—	—	614
Exercise of common unit options	—	—	—	—	1,283	196	—	196
Equity-based compensation expense	—	—	—	—	—	4,037	—	4,037
Net loss	—	—	—	—	—	—	(71,107)	(71,107)
Balances at December 31, 2019	6,000	$2,140	532,888	$610,211	5,442	$17,187	$(590,740)	$36,658
Sale of convertible preferred units	—	—	9,635	18,500	—	—	—	18,500
Issuance of convertible preferred units	—	—	206	378	—	—	—	378
Exercise of common unit options	—	—	—	—	105	43	—	43
Repurchase of common units	—	—	—	—	(55)	(49)	—	(49)
Equity-based compensation expense	—	—	—	—	—	3,718	—	3,718
Net loss	—	—	—	—	—	—	(88,387)	(88,387)
Balances at December 31, 2020	6,000	$2,140	542,729	$629,089	5,492	$20,899	$(679,127)	$(29,139)
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Statements of Cash Flows
Years Ended December 31, 2020 and 2019
(in thousands)	Year Ended December 31,
	2020	2019
Operating Cash Flow
Net loss	$(88,387)	$(71,107)
Adjustments to reconcile net loss to operating cash flow:
Depreciation	1,900	2,430
Amortization of intangibles	178	177
Equity-based compensation expense	3,718	4,037
Accrued interest	701	395
Loss on disposal of property, plant and equipment	—	20
Net noncash change in right of use assets and lease liabilities	1,486	1,594
Changes in assets and liabilities:
Prepaid expenses and other assets	(462)	(1,861)
Accounts receivable	18,042	(2,722)
Accounts payable and accrued expenses	6,493	1,167
Lease liability	(1,594)	(1,546)
Deferred DOE cost share	13,358	—
Deferred revenue	224	42
Accrued compensation	(2,892)	962
Net cash used in operating activities	(47,235)	(66,412)
Investing Cash Flow
Purchases of property, plant and equipment	(3,526)	(1,076)
Net cash used in investing activities	(3,526)	(1,076)
Financing Cash Flow
Repayment of debt	(3,000)	—
Proceeds from debt issuance	23,000	—
Proceeds from sale of convertible preferred units	18,500	76,800
Proceeds from exercise of common unit options	43	196
Repurchase of common units	(49)	—
Net cash provided by (used in) financing activities	38,494	76,996
Net increase (decrease) in cash and cash equivalents	(12,267)	9,508
Cash and cash equivalents:
Beginning of period	17,131	7,623
End of period	$4,864	$17,131

Summary of noncash investing and financing activities:
Conversion of accounts payable to convertible preferred units	$378	$614
Capital expenditures in accounts payable	290	201
Equity issuance fees	—	805
Increase in lease liability	846	4,884
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
1.   The Company
Organization
NuScale Power, LLC (“NuScale” or the “Company”), is a limited liability company organized in the State of Oregon in 2011. The Company is majority owned by Fluor Enterprises, Inc., a subsidiary of Fluor Corporation.
Operations
The Company is commercializing a modular, scalable 77 megawatt (gross) electric Light Water Reactor nuclear power plant using exclusive rights to a nuclear power plant design obtained from Oregon State University. The Company also uses the test facility at OSU through a technology transfer agreement. The following represents key milestones in the development of this technology:
•
December 2016: DCA completed

•
January 2017: DCA submitted to the NRC

•
March 2017: DCA accepted for review by the NRC

•
August 2020: NRC issued the Final Safety Evaluation Report (“FSER”)

The FSER represents the NRC’s completion of its technical review and approval of the NuScale SMR design. With this final phase of NuScale’s DCA now complete, customers may proceed with plans to develop NuScale power plants with the understanding that the NRC has approved the safety aspects of the NuScale design.
All the Company’s operations and long-lived assets were attributable to operations in the United States as of and for the years ended December 31, 2020 and 2019.
U.S. Department of Energy Funding
Beginning in 2014, the U.S. DOE has provided critical funding to NuScale through a series of cooperative agreements which support ongoing commercialization activities. The agreements which were active during 2020 and 2019 are discussed below.
U.S. Department of Energy Phase Two NuScale SMR FOAK Nuclear Demonstration Readiness Project (Award 8820)
The DOE issued the second phase of the “SMR FOAK Nuclear Demonstration Readiness Project” (“Award 8820”) in October 2018. The activities under this award were required to ensure both design completion and supply chain readiness to meet a commercial operation date of 2026 for the first NuScale plant. The award initially consisted of NuScale cost share of $40,000 (50%) and the government cost share of $40,000 (50%). However, in December 2018, the award was revised to reduce the Company’s cost share from 50% to 46%. This increased the amount the Company is eligible to receive under the award to $43,200. Cash received under Award 8820 was $2,659 and $39,111 for 2020 and 2019, respectively. The period of performance under Award 8820 concluded in September 2019.
U.S. Department of Energy NuScale SMR FOAK Nuclear Demonstration Readiness Project Completion (Award 8928)
In February 2020, the Company was awarded up to $350,000 under “SMR FOAK Nuclear Demonstration Readiness Project Completion” (“Award 8928”). This program is expected to complete all remaining licensing activities, first-of-a-kind engineering, supply chain development, testing and other

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
required activities to have the NuScale SMR ready to enable timely client project deployment. The award consisted of NuScale cost share of $350,000 (50%) and the government cost share of $350,000 (50%). NuScale was permitted to request reimbursement of 73% of its program costs from August 2019 through September 2020. Because the government’s cost share of total program funds must be no more than 50% over the duration of the 5 year award, 23% of the reimbursement requests made for the August 2019 through September 2020 costs were deferred and recognized as a liability in the accompanying balance sheets. These deferred reimbursement costs will be recognized as future reimbursement requests are made at less than 50%. Cash received under Award 8928 was $100,500 and zero for the years 2020 and 2019, respectively.
U.S. Department of Energy Carbon Free Power Project Award (Award 8369)
In April 2015, Company was awarded an Assistance Agreement, “Site Permitting and Licensing of the NuScale Small Modular Reactor”. Utah Associated Municipal Power Systems was identified as a sub-recipient under the CFPP award. UAMPS is considering developing, constructing and owning a 924 MWe (gross) nuclear powered energy center using NuScale’s SMR technology. The CFPP award consists of government cost share of $16,617 (50%) and NuScale and UAMPS cost share of $16,617 (50%) to facilitate site permitting and related licensing activities. In January 2019 the DOE renewed the award extending the period of performance through December 2023 and increasing the total amount of the award to $126,694. The cost sharing percentages remained at government cost share of 50% and NuScale and UAMPS cost share of 50% of the total award.
As the Prime Recipient of the CFPP award, NuScale was responsible for serving as the DOE interface, submitting project costs for DOE reimbursement and submitting all required reports to the DOE. NuScale’s scope of responsibility under the CFPP award is limited to those services required for the administration of the award. UAMPS, as the sub-recipient, will lead development of the project and has primary responsibility to manage the work scope under the CFPP award.
Subsequently, an “Agreement for a Cost Sharing Option Associated with the Siting and Licensing of a Small Modular Reactor” and a “Subaward Agreement between the Company and UAMPS” were executed in December 2015. These agreements were subsequently amended various times. Under these amended agreements, NuScale will reimburse UAMPS 25% of the UAMPS project costs associated with the CFPP award up to a maximum of $4,100.
Under the amended agreements, when UAMPS submits the combined construction and operating license application, it will pay NuScale an amount equal to the sum of all CFPP project costs reimbursed by NuScale. Upon such payment, UAMPS will assume full ownership interest in all project assets free of any claim by NuScale.
Under the CFPP award, the Company received $2,048 and $1,583 for 2020 and 2019, respectively. Of these amounts, $1,110 and $633, respectively, was remitted to UAMPS as its portion of the CFPP award.
In conjunction with certain agreements related to the CFPP award, pursuant to which we are developing the NRC license application for the CFPP and performing other site licensing and development activities, we entered into a Development Cost Reimbursement Agreement with UAMPS (the “DCRA”). Under the DCRA, we may be obligated to refund to UAMPS a percentage of its net development costs up to a specified cap, which vary based on the stage of project development, if certain performance criteria are not met. The maximum reimbursement based on the current stage of project development is $57,000. We are currently in compliance and expect to remain in compliance with all related performance criteria.
Going Concern
The Company’s financial statements have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
and commitments in the normal course of business. Since inception, the Company has incurred and expects to continue to incur net losses and negative operating cash flow. Management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the development of technology and the development of market and strategic relationships with other businesses. Consequently, the Company’s continued existence is dependent upon its ability to obtain additional sources of funding to support its ongoing operations.
DOE Award 8928 was issued in February 2020. Total amounts obligated to this award during the year were $100,500. Additional obligations under this award of $70,000 were issued in 2021. However, no formal assurances of additional obligations from the DOE can be provided. In addition, the Company received proceeds from the sale of convertible preferred units of $192,500 during 2021 and is pursuing a variety of additional funding sources to support the continuation of operations, including a planned merger with Spring Valley Acquisition Corp. (See Note 12 — Subsequent Events). While the Company has historically been successful in obtaining the capital necessary to support its operations, there is no assurance that the Company will be able to secure additional equity capital or other financing. As a result, management has concluded there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company is unable to continue as a going concern.
Liquidity
The Company is devoting substantially all of its efforts in developing its product. It raised $628,142 of new equity financing, primarily from Fluor, since September 2011.
Beginning in September 2011, Fluor and the Company entered into at the money option agreements whereby Fluor has the right, but not the obligation, to purchase Convertible Preferred Units (“CPUs”).
Under these agreements, Fluor invested $10,000 to purchase 5,208 CPUs at $1.92 and $29,000 to purchase 18,239 CPUs at $1.59 in 2020 and 2019, respectively. All agreements are expired and none were outstanding at December 31, 2020 and 2019.
In July 2019, the Company entered into a Business Collaboration Agreement with Doosan Heavy Industries & Construction Co., Ltd (“DHI”). Subject to DHI fulfilling funding obligations to the Company and the Company’s receipt of customer orders, the Company will grant DHI rights to manufacture certain parts of the NuScale Power Module for the CFPP project and other future projects of the Company. To facilitate DHI’s funding obligations, the Company entered into a Preferred Units Purchase Agreement with DHI. In 2019, Doosan invested $43,800 to purchase 27,547 CPUs at $1.59.
In July 2019, the Company entered into a BCA with Sargent & Lundy, L.L.C. (“S&L”), an architect-engineering firm. Through the BCA, S&L agrees to invest in the Company in exchange for an ownership interest as well as certain commitments by the Company to award S&L specific scope regarding standard plant design and other architect engineering work with respect to the NuScale plant. To facilitate its funding obligation, the Company entered into a Preferred Units Purchase Agreement with S&L. S&L invested $8,000 to purchase 4,167 CPUs at $1.92 and $4,000 to purchase 2,516 CPUs at $1.59 in 2020 and 2019, respectively.
In October 2020, the Company entered into a BCA with Sarens Nuclear & Industrial Services, L.L.C. (“Sarens”). Subject to Sarens fulfilling funding obligations to the Company and the Company’s receipt of customer orders, the Company commits to award, as a strategic supply and services partner, specific preconstruction, construction and manufacturing scope with respect to construction of the NuScale plant.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
To facilitate Sarens’ funding obligations, the Company entered into a Preferred Units Purchase Agreement with Sarens. Sarens invested $500 to purchase 260 CPUs at $1.92 in 2020.
2.   Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates, judgments and assumptions. NuScale believes that the estimates, judgments and assumptions made when accounting for items and matters such as, but not limited to, depreciation, amortization, in-process research and development (“IPR&D”), asset valuations, equity-based compensation and contingencies are reasonable, based on information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as amounts reported on the statements of operations during the periods presented. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include demand deposits at financial institutions and short-term, highly liquid investments that satisfy the definition of cash equivalents.
Accounts Receivable
Accounts receivable includes reimbursement requests outstanding from the DOE awards and are recognized as eligible costs are incurred. Reimbursement under the awards are included in Department of Energy Cost Share in the Statement of Operations.
In-process Research and Development
IPR&D represents incomplete research and development projects that had not reached technological feasibility as of their acquisition date in 2011. Due to the nature of IPR&D, the expected life is indefinite and it will be evaluated periodically for attainment of technological feasibility or impairment. Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features and technical performance requirements. IPR&D was concluded to include both fundamental and defensive technologies comprised of OSU licensed and NuScale owned patented and unpatented technology and trade secrets. Such technologies are designed to work together in the operation of a nuclear power module.
The value assigned to IPR&D was determined by considering the Company’s development plan, estimating costs to develop the IPR&D into a commercially viable product, estimating the resulting net cash flows from the project when completed and discounting the net cash flows using a discount rate of 20% to their present value. The IPR&D is anticipated to begin generating cash flows in 2026 and is expected to contribute to all of the Company’s revenues for the foreseeable future after being placed in service.
IPR&D is amortized over its estimated useful life once technological feasibility is reached. As the Company has not yet completed all designing, coding and testing activities, management has determined that technological feasibility has not yet been reached. Management has not identified any indicators that would suggest any impairment of the IPR&D. If IPR&D is determined not to have technological feasibility or is abandoned, it will be impaired or written off at such time.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
Revenue Recognition
In addition to advancing the commercialization of its SMR, the Company provides engineering services to customers.
The Company recognizes fixed price contract revenue with multiple performance obligations as each obligation is completed. The Company allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. Revenue recognized on contracts that have not been billed to customers is classified as a current asset under Accounts Receivable on the Balance Sheet. Amounts billed to clients in excess of revenue recognized are classified as a current liability under Deferred Revenue.
The Company recognizes time and material contracts revenue over time, matching continuous transfer of control to the customer. The Company accounts for these contracts as a single performance obligation and recognizes revenue using the percentage-of-completion method, based primarily on contract cost incurred to date compared to total estimated contract cost. The percentage-of-completion method (an input method) is the most faithful depiction of the Company’s performance because it directly measures the value of the services transferred to the customer. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client.
The Company excludes from its measurement of transaction prices all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, such tax amounts are not included as a component of revenue or cost of sales.
Customer payments on contracts are typically due within 30 days of billing, depending on the contract.
The Company generally provides limited warranties for work performed under its engineering contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on a project. Historically, warranty claims have not resulted in material costs incurred.
Fair Value Measurement
The Company measures certain financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company uses a three-level hierarchy, which prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach).
The levels of hierarchy are described below:
Level 1
Quoted prices in active markets for identical instruments;

Level 2
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3
Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most stringent level of input that is significant to the fair value measurement.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
The carrying amount of certain financial instruments, including prepaid expenses and deposits, accounts payable, accrued expenses and convertible note payable approximates fair value due to their short maturities.
Property, Plant and Equipment
All additions, including betterments to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation is derecognized with any gain or loss recorded in the year of disposition.
Depreciation is based on the estimated useful lives of the assets using the straight-line method. Furniture and fixtures are depreciated over useful lives of seven years. Computer software is depreciated over useful lives of three to five years. Office and computer equipment is depreciated over useful lives of five years. Test equipment is depreciated over useful lives of five years. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease.
Internal Use Software
The costs associated with developing, purchasing or otherwise acquiring software for internal use are capitalized and amortized over the expected useful life of three years. During 2020 and 2019, software purchased from third parties and capitalized (including items in development and not yet in service) was $3,307 and $993, respectively.
Leases
The Company recognizes right-of-use assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of December 31, 2020 and 2019, the Company has only operating leases.
The Company’s right-of-use assets relate to office facilities, some of which include one or more options to renew, with renewal terms that can extend the lease term up to 5 years. The exercise of the lease renewal is at the Company’s discretion. Renewal periods are included in the expected lease term if they are reasonably certain of being exercised by the Company. None of the Company’s lease agreements contain material residual value guarantees or material restrictions or covenants.
Long-term leases (leases with initial terms greater than 12 months) are capitalized at the present value of the minimum lease payments not yet paid. The Company uses its incremental borrowing rate to determine the present value of the lease when the rate implicit in the lease is not readily determinable.
Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The Company’s short-term leases relate to office facilities or office equipment.
Long-Lived Assets
Long-lived assets including primarily property and equipment and acquired IPR&D are reviewed for impairment annually and when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If this review indicates that the carrying amount will not be recoverable, as determined based on comparing the estimated undiscounted future cash flows to the carrying amount, impairment is measured by comparing the carrying amount to fair value. No impairment charges were incurred for the years ended December 31, 2020 and 2019.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
Goodwill
Goodwill is the excess of the purchase price paid over the fair value of the net assets of a business acquired in a purchase business combination. Goodwill is not amortized but is reviewed for impairment annually or whenever events or changes in circumstances arise during the year that indicate the carrying amount of goodwill may not be recoverable. Impairment exists when the carrying amount of the reporting unit exceeds its fair value and an impairment loss is recognized.
Mezzanine Equity
The Company has issued equity units that feature certain redemption rights at the option of the holder and upon an event outside the control of the Company. Accordingly, those units are presented as mezzanine equity, outside of Members’ Equity at their issuance date fair value. The Company assesses whether the equity units have become redeemable or the probability that the equity units will become redeemable in determining whether to record subsequent changes to fair value.
Equity-Based Compensation
Equity-based compensation is measured using a fair value-based method for all equity-based awards. The cost of awarded equity instruments is recognized based on each instrument’s grant-date fair value over the period during which the grantee is required to provide service in exchange for the award. The determination of fair value requires significant judgment and the use of estimates, particularly with regard to Black-Scholes assumptions such as stock price volatility and expected option lives to value equity-based compensation. Equity-based compensation is recorded as a general and administrative expense in the statements of operations.
Segment Information
The Company has determined that its Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”) are its chief operating decision makers (“CODMs”). The CODMs review financial information presented for purposes of assessing performance and making decisions on how to allocate resources at the overall company level. The Company has determined that it currently operates as a single segment, though it will periodically revisit the information used by its CODMs to allocate resources and to manage the operations as it nears commercialization and deployment of its NPMs.
Income Taxes
The Company is a Limited Liability Corporation that is treated as a partnership for tax purposes with each of the members accounting for their share of the tax attributes and liabilities. Accordingly, there are no current or deferred income tax amounts recorded in these financial statements. Additionally, there are no tax uncertainties and no years which are open for examination by tax authorities.
Research and Development
Research and development expenses represent costs incurred for designing and engineering products, including the costs of developing design tools. All research and development costs related to product development are expensed as incurred.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
3.   Leases
Information related to right-of-use assets and lease liabilities is as follows:
	Balance Sheet	As of December 31,
Lease Assets and Liabilities	Classification	2020	2019
Right-of-use Assets
Operating lease assets	Other assets	$2,699	$3,227
Total right-of-use assets		2,699	3,227
Lease Liabilities
Operating lease liabilities, current	Other accrued liabilities	1,579	1,429
Operating lease liabilities, noncurrent	Noncurrent liabilities	1,401	2,186
Total lease liabilities		$2,980	$3,615
Supplemental information related to the Company’s leases follows:
	As of December 31,
	2020	2019
Right-of-use assets obtained in exchange for new operating leases	$846	$4,884
Weighted-average remaining lease term – operating leases	1.93 years	2.54 years
Weighted average discount rate-operating leases	3.38%	3.39%
The remaining lease payments under the Company’s leases follows:
Year ended December 31,	Operating Leases
2021	$1,650
2022	1,210
2023	214
Total lease payments	$3,074
Less: interest	(94)
Present value of lease liabilities	$2,980
4.   Property, Plant and Equipment
Property, plant and equipment consisted of the following at December 31:
	2020	2019
Furniture and fixtures	$173	$173
Office and computer equipment	5,436	4,684
Software	13,251	11,576
Test equipment	347	347
Leasehold improvements	2,689	2,689
	21,896	19,469
Less: Accumulated depreciation	(18,614)	(16,714)
Add: Assets under development	1,743	353
Net property, plant and equipment	$5,025	$3,108

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
5.    Redeemable Common Units/Technology
In February 2015, NuScale entered into a “Purchase, Sale and License Agreement” (“PLA”) with OSU. Through this agreement, OSU sold and assigned to NuScale certain patent and intellectual property rights, including the patent intellectual property rights that OSU formerly exclusively and non-exclusively licensed to NuScale under the patent license agreement; and granted NuScale a license to use, reproduce, prepare derivative works of, distribute, transmit, publicly perform, and publicly display the testing data.
As consideration of this purchase, NuScale issued a cash payment of $1,000 upon execution of the agreement as well as on-going $25 quarterly cash payments continuing until the earlier of (i) such time as NuScale completes the sale of its first commercial-scale nuclear module (exclusive of modules designated to validate the operability of a NuScale module) to a commercial customer or (ii) expiration of the term of the last valid claim under the assigned patents to expire. Additionally, NuScale will make royalty payments to OSU on the sale of NuScale’s first and subsequent commercial-scale nuclear modules to a commercial customer as follows:
(i)
0.25% of the then current commercial price paid to NuScale for the first twenty-four (24) NuScale modules sold to commercial customers.

(ii)
0.15% of the then current commercial price paid to NuScale for the next twelve (12) NuScale modules sold to commercial customers.

Under the initial PLA, the Company granted OSU 2,750 common units valued at a weighted average price per unit of $0.25 determined on their respective grant date. Additionally, under the updated agreement, NuScale granted OSU 3,250 common units valued at $0.45 per unit on the grant date, resulting (in addition to the cash payment of $1,000) in a value assigned to the patents of $2,462 which is being amortized on a straight line basis over the remaining life of the patents which is estimated to be through 2034. The gross carrying amount of the patents, and the associated accumulated amortization was $2,462 and $1,049, respectively, at December 31, 2020 and $2,462 and $871, respectively, at December 31, 2019. Estimated amortization expense for each of the five succeeding years is expected to be $178 per year.
OSU’s common units feature certain redemption rights at the option of the holder and upon an event outside the control of the Company. The redemption right is only available to OSU if the U.S. Nuclear Regulatory Commission issues a written determination that the ownership of these common units creates a conflict of interest. It is not probable that this event, which is outside the control of the Company, will occur.
Accordingly, the 6,000 OSU common units subject to possible redemption are presented as mezzanine equity, outside of Member’s Equity. The Company has not adjusted the carrying value of the outstanding common units subject to the redemption feature because it is not probable the redemption right will be exercised.
Commencing on the effective date of the agreement and continuing until such time as NuScale completes the sale of its first commercial-scale nuclear module to a commercial customer, OSU shall have the right, but not the obligation, to sell all of its then current common share holdings in NuScale Holdings and all of its then current common units in NuScale (collectively the “NuScale Shares”) to NuScale if, but only if, the NRC issues a written determination that : (a) OSU’s ownership of the NuScale Shares creates a conflict of interest for OSU; and (b) OSU must divest the entirety of such NuScale Shares in order to continue performing work on NuScale’s behalf for certification of the NuScale reactor design. In the event OSU exercises such option, the parties shall enter into a Share Purchase and Sale Agreement, in form and substance reasonably acceptable to each party, pursuant to which OSU would agree to sell and NuScale would agree to purchase all of the NuScale Shares for a price equal to the then current market value of the NuScale Shares as determined by a valuation firm reasonably acceptable to both OSU and NuScale.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
Payments made to OSU for research and testing were $1,104 and $1,177 for years ended December 31, 2020 and 2019, respectively. Amounts payable to OSU included in accounts payable and accrued expenses were $186 and $252 at December 31, 2020 and 2019, respectively.
6.   Notes Payable
Convertible Note Payable:
In September 2011, NuScale signed a convertible loan agreement with Fluor in the amount of $10,281 with a maturity date of September 30, 2013. The loan has been extended annually and is due on December 31, 2021. The debt is convertible at Fluor’s option at the original issue price per unit of the Company’s next round of financing securities amounting to no less than $16,000.
At December 31, 2020, the convertible debt outstanding was $13,621, comprised of the original borrowing of $11,331 less the amortized premium of $1,050 plus accrued interest of $3,340.
Other Notes Payable
In September 2020, NuScale signed a loan agreement with Fluor in the amount of $10,000. NuScale will pay all unpaid amounts of principal and interest on the date by which the Company raises an aggregate of $40,000 or greater from the sale of preferred equity to one or more investors or June 30, 2021, whichever is earlier.
In October 2020, NuScale signed a loan agreement with Fluor in the amount of $10,000. NuScale will pay all unpaid amounts of principal and interest on the date by which the Company raises an aggregate of $40,000 or greater from the sale of preferred equity to one or more investors or June 30, 2021, whichever is earlier.
At December 31, 2020, the outstanding amount of these two notes was $20,293, comprised of $20,000 in principal and $293 in accrued interest.
In April 2021, NuScale paid Fluor $20,832 to retire both the loan agreements.
7.   Litigation
In the regular course of business, the Company is involved in various legal proceedings and claims incidental to the normal course of business. Management does not believe that resolution of any of these matters will materially affect the Company’s financial position or results of operations.
8.   Employee Benefits
401(k) Plan
The Company sponsors a defined contribution 401(k) Plan with Company contributions to be made at the sole discretion of the management. Under the provisions of the 401(k) Plan, the Company matches the employees’ contributions for the first 3% of compensation and matches 50% of the employees’ contributions for the next 2% of compensation. The expense for the 401(k) Plan was $1,813 and $1,547 for 2020 and 2019, respectively.
9.   Members’ Equity
The Board of Managers consists of five Managers and oversees the business and affairs of the Company. Convertible preferred unit holders have the right to designate and elect the majority of the

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
Managers. Holders of CPUs have one vote per unit on matters as specified in the LLC’s Operating Agreement dated September 30, 2011, as amended (the “Operating Agreement”).
Limitations of Liability
A member’s liability is limited by such member’s share of the Company’s assets. However, the member is required to return to the Company any distribution made to it in clear and manifest accounting or similar error.
Convertible Preferred Units
The LLC Agreement authorizes the Company to issue CPUs, which may be divided into one or more types, classes or series.
The Company has certain agreements to pay for services rendered through the issuance of CPUs. Under these agreements during 2019 the Company issued 386 CPUs for services rendered, valued at $614. During 2020, the Company issued 206 CPUs for services rendered, valued at $378.
There were 542,729 and 532,888 CPUs issued and outstanding as of December 31, 2020 and 2019, respectively.
Conversion
Each CPU may be converted, at the option of the member holding such CPU, at any time, into the number of common units equal to the common equivalent ratio in effect at the time of conversion. The Common Equivalent Ratio means the Convertible Preferred Original Issue Price of each series divided by the Common Equivalent Price then in effect.
Series	Convertible Preferred	Common Equivalent	Common Equivalent	Convertible
A	$1.00	$1.00	100%	336,826
A-1	$1.31	$1.31	100%	67,674
A-2	$1.42	$1.42	100%	68,349
A-3	$1.59	$1.59	100%	60,091
A-4	$1.92	$1.92	100%	9,789
Voting
Holders of CPUs have voting rights equivalent to the number of CPUs held multiplied by the Common Equivalent Ratio, as defined, which was set at 100% at the time of the Company’s recapitalization in 2011. No adjustment will be made to the Common Equivalent Ratio as a result of the issuance of additional units unless agreed to by a majority of the CPU holders.
Preferred Return
The CPUs have a 10.0% cumulative preferred return per year compounded quarterly on the unreturned preferred capital, beginning on the date such CPU was issued. The accumulated preferred return as of December 31, 2020 and 2019 not reflected in the statement of members’ equity was $429,791 and $330,735, respectively.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
Distributions
The Board of Managers may direct the Company to make distributions. Such distributions are to be made in the following order:
•
CPU holders receive their unpaid 10% cumulative preferred return until reduced to zero,

•
CPU holders receive their aggregate unreturned preferred capital with respect to their CPUs held until reduced to zero,

•
Holders of common units receive amounts equal to that distributed to CPU holders on an as-converted basis, and

•
Holders of CPU and common units receive their Common Participating Interests, as defined in the underlying shareholder agreements.

Common Units
The LLC Agreement authorizes the Company to issue common units, which may be divided into one or more types, classes or series. Each common unit is entitled to one vote.
During 2020 and 2019, options to purchase 105 and 1,283 were exercised resulting in proceeds of $43 and $196, respectively.
During 2020 the Company repurchased 55 common units from previously terminated employees for the original price of $22 and a premium of $27. No units were repurchased from previously terminated employees in 2019.
The LLC Agreement authorizes the Company to issue 94,800 common units for purposes of equity compensation. As of December 31, 2020, there were 17,062 options available to issue for the purchase of common units.
10.   Equity-Based Compensation
Unit Option Plan
The NuScale Power, LLC 2011 Equity Incentive Plan (the “Plan”) was approved in 2011 by the Board of Managers and amended (the “Amendment”) at various points in subsequent years.
Unit options are granted at an exercise price equal to the fair value of the Company’s common units at the date of grant. Unit options granted generally become exercisable 25% after one year of service and on a monthly basis over three years thereafter. In February 2014, the Board of Managers approved amendments to the Company’s Amended and Restated Equity Incentive Plan and unit option agreements. The amendments generally allow terminated and retiring employees with over five years of service to the Company an extended period of time, up to the expiration of the option, during which to exercise their fully vested options when employment ceases.

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
The following table summarizes the activity relating to the Plan for the year ended December 31, 2020:
Unit Options	Weighted Average
	Number of Units	Exercise Price
Outstanding at December 31, 2019	74,166	$0.47
Granted	2,205	0.91
Exercised	(105)	0.41
Forfeited	(721)	0.65
Expired	(721)	0.38
Outstanding at December 31, 2020	74,824	0.49
Exercisable at December 31, 2020	69,860	0.47
The total fair value of options that vested during 2020 and 2019 was $3,673 and $4,106, respectively. These options had no intrinsic value. The weighted average remaining contractual term for all options outstanding at December 31, 2020 was 5.3 years and the remaining weighted average contractual term of options exercisable was 5.3 years.
The total compensation expense recognized for common unit options vested 2020 and 2019 was $3,718 and $4,037, respectively. The remaining unrecognized compensation expense related to nonvested awards as of December 31, 2020 was $1,700. The Company expects to recognize this compensation expense over the weighted average remaining recognition period of 1.82 years, subject to forfeitures that may occur during that period.
The Company measures the fair value of each unit option grant at the date of grant using a Black-Scholes option pricing model. The following assumptions were used in determining the fair value of options granted:
	2020	2019
Risk-free interest rate	0.37% – 0.59%	2.43% – 2.52%
Expected dividend yield	NA	NA
Expected option life	6.25 years	6.25 years
Expected price volatility	64.60% – 69.21%	46.48% – 47.14%
The Company estimates the expected term of options granted based on historical experience and expectations. The Company uses the treasury yield curve rates for the risk-free interest rate in the option valuation model with maturities similar to the expected term of the options. Volatility is determined by reference to the actual volatility of several publicly traded companies that are similar to the Company in its industry sector. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option valuation model. Forfeitures are recognized as they occur. All equity-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards. The weighted-average grant date fair value of options granted for the year ended December 31, 2020 and 2019 was $0.56 and $0.41, respectively.
The Company received $43 for the exercise of 105 options for common units during the year ended December 31, 2020. There was no intrinsic value associated with the common unit option exercises.
Common Unit Appreciation Rights
In April 2013, the Company granted its Chief Executive Officer 1,000 common unit appreciation rights (“UARs”). The UARs vested one-third each year on the anniversary of the grant date. Upon exercise of a

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
UAR, the holder will receive common units equal to the excess of the fair value of the common units over the strike price of $0.11 at the grant date multiplied by the number of rights exercised and divided by the fair value of the common unit upon exercise.
The Company measures the fair value of each UAR at the date of grant using a Black-Scholes option pricing model. The assumptions used in the Black Scholes model are the same as those utilized in determining the fair value of options to purchase common units outlined above. The weighted average fair value of UARs granted was $0.06.
11.   Related Party Transactions
Fluor acts as a subcontractor to the Company, which results in various expense amounts to the Company that are subject to reimbursement under the DOE cost share arrangement.
The following table represents related party transactions including cash payments, expense incurred, and amounts payable at year end as well as convertible preferred units issued:
	Expense incurred for years ended December 31,		Balance in accounts payable at December 31,		Purchase of convertible preferred units
Related Party	2020	2019	2020	2019	2020	2019
Fluor	$4,452	$417	$1,949	$230	$10,000	$29,000
Doosan	5,179	614	247	155	—	43,800
Sargent & Lundy	29,861	5,094	4,331	1,578	8,000	4,000
12.   Subsequent Events
An evaluation of subsequent events has been performed through January 7, 2022, for purposes of disclosure and recognition and is the date that the financial statements were issued.
In January 2021, NuScale signed a Line of Credit Promissory Note with Fluor in the amount of $30,000. Through June 2021, Fluor advanced the Company $27,200 under this agreement all of which was repaid in June 2021.
In 2021, the Company issued 19,632 common unit options to employees at an exercise price of $1.11 representing a future compensation cost of $14,091. 25% of the options become exercisable after one year of service and then ratably on a monthly basis over remaining three vesting years.
In March 2021, the Company entered into a Business Collaboration Agreement (“BCA”) with JGC Holdings Corporation (“JGC”). Through this BCA, JGC agreed to invest in the Company in exchange for an ownership interest as well as certain commitments by the Company to award JGC specific scope of supply. To facilitate its investment, the Company entered into a Preferred Units Purchase Agreement with Japan NuScale Innovation, LLC (“JNI”), a Delaware limited liability company of which JGC and IHI Corporation (“IHI”) are members. Under this agreement, JNI invested $40,000 in March 2021 at $1.92 per preferred unit.
In May 2021, the Company entered into a BCA with IHI. Through this BCA, IHI agreed to invest in the Company in exchange for an ownership interest as well as certain commitments by the Company to award IHI specific scope of supply. To facilitate its investment, the Company entered into a Preferred Units Purchase Agreement with JNI. Under this agreement, JNI invested $20,000 in June 2021 at $2.19 per preferred unit.
In June 2021, the Company entered into a BCA with GS Energy Corporation (“GSE”). Through this BCA, GSE agreed to invest in the Company in exchange for an ownership interest as well as certain

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
commitments by the Company to award GSE specific scope of supply. To facilitate its investment, the Company entered into a Preferred Units Purchase Agreement with GS Energy NA Investments, Inc., a Delaware corporation (“GSNA”). Under this agreement, GSNA invested $40,000 in June 2021 at $2.19 per preferred unit.
In July 2021, the Company entered into an amendment of its BCA with Doosan Heavy Industries & Construction Co., Ltd. (“Doosan”). Through the amended BCA, Doosan and Next Tech 3 New Technology Investment Fund (“Next Tech 3”) agreed to invest in the Company in exchange for an ownership interest as well as certain commitments by the Company to award Doosan specific scope of supply. To facilitate these investments, the Company entered into a Preferred Units Purchase Agreement with Doosan and a Preferred Units Purchase Agreement with Next Tech 3. Under these agreements, Doosan invested $25,000 and Next Tech 3 invested $35,000 in July 2021 at $2.19 per preferred unit.
In July 2021, the Company amended its BCA with Sarens Nuclear & Industrial Services, LLC (“Sarens”). Through the amended BCA, Sarens agreed to accelerate its investment in the Company. To facilitate its investment, the Company entered into an amendment to its pre-existing Preferred Units Purchase Agreement with Sarens. Under this amendment, Sarens invested $4,000 in July 2021 at $2.19 per preferred unit.
In July 2021, the Company entered into an amendment of its Preferred Units Purchase Agreement with Sargent & Lundy (“S&L”). Through this amendment, S&L agreed to accelerate its investment in the Company. Under this amendment, S&L invested $8,000 in July 2021 at $2.19 per preferred unit.
In July 2021, the Company entered into a BCA with Samsung C&T Corporation (“Samsung”). Through the BCA, Samsung agreed to invest in the Company in exchange for an ownership interest as well as certain commitments by the Company to award Samsung specific scope of supply. To facilitate its investment, the Company entered into a Preferred Units Purchase Agreement with Samsung. Under this agreement, Samsung invested $20,000 in July 2021 at $2.19 per preferred unit.
In December 2021, the Company’s convertible loan agreement with Fluor was amended to extend the due date to June 30, 2022.
Merger with Spring Valley
In December 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Acquisition Corp. (“Spring Valley”) and Spring Valley Merger Sub, LLC (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger (such surviving entity, the “Surviving Company”), Spring Valley will be renamed NuScale Power Corporation, and the Company will continue to be held as a wholly controlled subsidiary of NuScale Power Corporation in an “Up-C” structure.
In connection with the Merger, each CPU of the Company will be reclassified into a certain number of common units, and each NuScale common unit will receive a certain number of Surviving Company Class B common units and non-economic voting shares of NuScale Power Corporation Class B common stock. Holders of Surviving Company Class B common units will have the right to exchange each Surviving Company Class B common unit they hold, together with the cancelation for no consideration of one share of NuScale Power Corporation Class B common stock, for one share of NuScale Power Corporation Class A common stock (or cash), subject to certain restrictions.
The convertible loan held by Fluor will be converted into NuScale common units (which will then receive Surviving Company common units and NuScale Power Corporation Class B common stock).
In connection with the Merger Agreement, Spring Valley also entered into subscription agreements with investors to purchase shares of NuScale Power Corporation Class A common stock for $211,000. These

NuScale Power, LLC
Notes to Financial Statements
December 31, 2020 and 2019
(in thousands, except per unit amounts)
investments are contingent on the closing of the Merger, and for $30 million of the investments, entry into definitive documents between the investor, Fluor Corporation and NuScale with respect to certain ancillary commercial arrangements.
The Merger is expected to close in the first half of 2022, subject to customary closing conditions.

NuScale Power, LLC
Condensed Balance Sheet
(in thousands)	September 30, 2021	December 31, 2020
	(unaudited)
Assets
Current assets
Cash, cash equivalents and restricted cash	$102,617	$4,864
Prepaid expenses	3,673	3,976
Accounts receivable	15,123	2,790
Total current assets	121,413	11,630
Noncurrent assets
Property, plant and equipment, net	5,294	5,025
In-process research and development	16,900	16,900
Intangible assets, net	1,281	1,413
Goodwill	8,255	8,255
Other assets	3,017	3,834
Total assets	$156,160	$47,057
Liabilities
Current liabilities
Accounts payable and accrued expenses	$19,248	$16,700
Accrued compensation	7,259	4,993
Convertible notes payable	13,935	13,621
Notes payable	—	20,293
Deferred DOE cost share	13,752	13,358
Other accrued liabilities	1,837	1,579
Total current liabilities	56,031	70,544
Noncurrent liabilities	4,092	3,245
Deferred revenue	1,085	267
Total liabilities	61,208	74,056

Mezzanine equity	82,140	2,140
Equity
Members’ equity
Convertible preferred units	739,694	629,089
Common units	26,691	20,899
Accumulated deficit	(753,573)	(679,127)
Total members’ equity	12,812	(29,139)
Total liabilities, mezzanine equity and members’ equity	$156,160	$47,057
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Condensed Statements of Operations (Unaudited)
	Nine Months Ended September 30,
(in thousands)	2021	2020
Revenue	$1,333	$322
Cost of revenue	(807)	(167)
Gross margin	526	155
Other operating expenses
Research and development	66,021	70,875
General and administrative	33,580	26,665
Other	24,166	18,581
Loss from operations	(123,241)	(115,966)
Department of Energy cost share	50,408	52,926
Interest expense	(1,613)	(267)
Net loss	$(74,446)	$(63,307)
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Condensed Statements of Mezzanine Equity and Members’ Equity (Unaudited)
			Members’ Equity
(in thousands)	Mezzanine Equity		Convertible Preferred Units				Accumulated Deficit	Total Members’ Equity
					Common Units
	Units	Amount	Units	Amount	Units	Amount
Balances at December, 2020	6,000	$2,140	542,729	$629,089	5,492	$20,899	$(679,127)	$(29,139)
Sale of convertible preferred units	36,530	80,000	53,970	110,540	—	—	—	110,540
Issuance of convertible preferred units	—	—	32	65	—	—	—	65
Exercise of common unit options	—	—	—	—	2,710	432	—	432
Repurchase of common units	—	—	—	—	(15)	(17)	—	(17)
Issuance of treasury units	—	—	—	—	84	92	—	92
Equity-based compensation expense	—	—	—	—	—	5,285	—	5,285
Net loss	—	—	—	—	—	—	(74,446)	(74,446)
Balances at September 30, 2021 (unaudited)	42,530	$82,140	596,731	$739,694	8,271	$26,691	$(753,573)	$12,812
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Condensed Statements of Mezzanine Equity and Members’ Equity (Unaudited)
			Members’ Equity
(in thousands)	Mezzanine Equity		Convertible Preferred Units		Common Units		Accumulated Deficit	Total Members’ Equity
	Units	Amount	Units	Amount	Units	Amount
Balances at December, 2019	6,000	$2,140	532,888	$610,211	5,442	$17,187	$(590,740)	$36,658
Sale of convertible preferred units	—	—	5,208	10,000	—	—	—	10,000
Issuance of convertible preferred units	—	—	206	378	—	—	—	378
Exercise of common unit options	—	—	—	—	71	24	—	24
Repurchase of common units	—	—	—	—	(55)	(49)	—	(49)
Equity-based compensation expense	—	—	—	—	—	2,871	—	2,871
Net loss	—	—	—	—	—	—	(63,307)	(63,307)
Balances at September 30, 2020 (Unaudited)	6,000	$2,140	538,302	$620,589	5,458	$20,033	$(654,047)	$(13,425)
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Condensed Statements of Cash Flows (Unaudited)
(in thousands)	Nine months ended September 30,
	2021	2020
Operating Cash Flow
Net loss	$(74,446)	$(63,307)
Adjustments to reconcile net loss to operating cash flow:
Depreciation	1,517	1,434
Amortization of intangibles	133	133
Equity-based compensation expense	5,285	2,871
Accrued interest	313	317
Net noncash change in right of use assets and lease liabilities	1,126	1,916
Changes in assets and liabilities:
Prepaid expenses and other assets	52	(247)
Accounts receivable	(12,333)	6,778
Accounts payable and accrued expenses	2,600	5,782
Lease liability	(1,113)	(1,187)
Deferred DOE cost share	394	25,252
Deferred revenue	818	63
Accrued compensation	2,265	(4,106)
Net cash used in operating activities	(73,389)	(24,301)
Investing Cash Flow
Purchases of property, plant and equipment	(1,573)	(3,062)
Net cash used in investing activities	(1,573)	(3,062)
Financing Cash Flow
Proceeds from debt issuance	27,200	5,000
Repayment of debt	(47,493)	—
Proceeds from sale of convertible preferred units	192,500	10,000
Proceeds from exercise of common unit options	432	24
Repurchase of common units	(17)	(50)
Issuance of treasury units	93	—
Net cash provided by (used in) financing activities	172,715	14,974
Net increase (decrease) in cash, cash equivalents and restricted cash	97,753	(12,389)
Cash, cash equivalents and restricted cash:
Beginning of period	4,864	17,131
End of period	$102,617	$4,742
Summary of noncash investing and financing activities:
Conversion of accounts payable to convertible preferred units	66	83
Capital expenditures in accounts payable	214	51
Equity issuance fees	1,960	—
Increase in lease liability	—	846
The accompanying notes are an integral part of these financial statements.

NuScale Power, LLC
Notes to Financial Statements
Unaudited
(in thousands, except per unit amounts)
1.
Nature of Business

Organization and Operations
NuScale Power, LLC (“NuScale” or the “Company”), is a limited liability company organized in the State of Oregon in June 2011. The Company is majority owned by Fluor Enterprises, Inc., a subsidiary of Fluor Corporation.
The Company is commercializing a modular, scalable 77 megawatt (gross) electric Light Water Reactor nuclear power plant using exclusive rights to a nuclear power plant design obtained from Oregon State University.
2.
Basis of Presentation

The Company’s unaudited condensed financial statements and related notes do not include footnotes and certain financial information normally presented annually under GAAP, and therefore should be read in conjunction with our 2020 audited financial statements and the notes thereto. Accounting measures at interim dates inherently involve greater reliance on estimates than at year-end. Although such estimates are based on management’s most recent assessment of the underlying facts and circumstances utilizing the most current information available, our reported results of operations may not necessarily be indicative of results that we expect for the full year.
The financial statements contained herein are unaudited. In management’s opinion, they contain all adjustments of a normal recurring nature which are necessary to present fairly our financial position and our operating results as of and for the interim periods presented.
3.
Going Concern

The Company’s financial statements have been prepared on a basis which assumes that it will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Since inception, the Company has incurred and expects to continue to incur net losses and negative operating cash flow. Management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the development of technology and the development of market and strategic relationships with other businesses. Consequently, the Company’s continued existence is dependent upon its ability to obtain additional sources of funding to support its ongoing operations.
DOE Award 8928 was issued in February 2020. Total amounts obligated under DOE Award 8928 were $129,500 through September 2021. However, no formal assurances of additional obligations from the DOE can be provided. In addition, the Company received proceeds from the sale of convertible preferred units of $192,500 during 2021 and is pursuing a variety of additional funding sources to support the continuation of operations, including a planned merger with Spring Valley Acquisition Corp. (See Note 14 — Subsequent Events). While the Company has historically been successful in obtaining the capital necessary to support its operations, there is no assurance that the Company will be able to secure additional equity capital or other financing. As a result, management has concluded there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company is unable to continue as a going concern.

NuScale Power, LLC
Notes to Financial Statements
Unaudited
(in thousands, except per unit amounts)
4.
Cash, cash equivalents, and restricted cash

Cash, cash equivalents, and restricted cash include demand deposits at financial institutions and short-term, highly liquid investments that satisfy the definition of cash equivalents. Included in cash, cash equivalents, and restricted cash at September 30, 2021 is $80,000 of restricted cash that arises from convertible preferred equity raises that require review by the Committee on Foreign Investment in the United States (“CFIUS”). Upon final review by CFIUS, the restrictions on this cash will be removed. All CFIUS approvals were received in the fourth quarter of 2021.
5.
Fair Value Measurement

The Company measures certain financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company uses a three-level hierarchy, which prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach).
The levels of hierarchy are described below:
Level 1
Quoted prices in active markets for identical instruments;

Level 2
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3
Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most stringent level of input that is significant to the fair value measurement.
The carrying amount of certain financial instruments, including prepaid expenses and deposits, accounts payable, accrued expenses and convertible notes payable approximates fair value due to their short maturities.
6.
Leases

The Company recognizes right-of-use assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of September 30, 2021 and 2020, the Company has only operating leases.
Information related to right-of-use assets and lease liabilities follows:

NuScale Power, LLC
Notes to Financial Statements
Unaudited
(in thousands, except per unit amounts)
Lease Assets/Liabilities	Balance Sheet	As of September 30,
	Classification	2021	2020
Right-of-use Assets
Operating lease assets	Other assets	1,631	3,048
Total right-of-use assets		$1,631	$3,048
Lease Liabilities
Operating lease liabilities, current	Other accrued liabilities	1,624	1,552
Operating lease liabilities, noncurrent	Noncurrent liabilities	288	1,808
Total lease liabilities		$1,912	$3,360

7.
Property, Plant and Equipment

Property, plant and equipment consisted of the following at September 30:
(in thousands)	2021	2020
Furniture and fixtures	$173	$173
Office and computer equipment	5,568	4,918
Software	15,227	13,122
Test equipment	347	347
Leasehold improvements	2,689	2,689
	24,004	21,249
Less: Accumulated depreciation	(20,132)	(18,148)
Add: Assets under development	1,422	1,635
Net property, plant and equipment	$5,294	$4,736

8.
Notes Payable

Convertible Note Payable:
In September 2011, NuScale signed a convertible loan agreement with Fluor in the amount of $10,281 with a maturity date of September 30, 2013. The loan has been extended annually and is due on December 31, 2021. The debt is convertible at Fluor’s option at the original issue price per unit of the Company’s next round of financing securities amounting to no less than $16,000.
At September 30, 2021, the convertible debt outstanding was $13,935, comprised of the original borrowing of $11,331 less the amortized premium of $1,050 plus accrued interest of $3,654.
Other Notes Payable
In January, 2021, NuScale signed a Line of Credit Promissory Note with Fluor in the amount of $30,000. Fluor advanced the Company $27,200 under this agreement all of which was repaid in June, 2021.
9.
Litigation

In the regular course of business, the Company is involved in various legal proceedings and claims incidental to the normal course of business. Management does not believe that resolution of any of these matters will materially affect the Company’s financial position or results of operations.

NuScale Power, LLC
Notes to Financial Statements
Unaudited
(in thousands, except per unit amounts)
10.
Employee Benefits

401(k) Plan
The Company sponsors a defined contribution 401(k) Plan with contributions to be made at the sole discretion of the management. Under the provisions of the 401(k) Plan, the Company matches the employees’ contributions for the first 3% of compensation and matches 50% of the employees’ contributions for the next 2% of compensation. The expense recorded for the 401(k) Plan was $1,392 and $1,377 for the nine months ended September 30, 2021 and 2020, respectively.
11.
Mezzanine and Members’ Equity

Convertible Preferred Units
The Board of Managers consists of five Managers and oversees the business and affairs of the Company. Convertible preferred unit holders have the right to designate and elect the majority of the Managers. Holders of CPUs have one vote per unit on matters as specified in the LLC’s Operating Agreement dated September 30, 2011, as amended (the “Operating Agreement”).
The Company entered into a Preferred Units Purchase Agreement (or an amendment to an existing agreement) with the following investors:.
Date of Agreement	Investor	Price per CPU	Investment
March, 2021	JGC Holdings Corporation	$1.92	$40,000
May, 2021	IHI Corporation	2.19	20,000
June, 2021	GS Energy Corporation	2.19	40,000
July, 2021	Doosan(1)	2.19	25,000
July, 2021	Next Tech 3 New Technology(1) Investment	2.19	35,000
July, 2021	Sarens Nuclear & Industrial Services	2.19	4,000
July, 2021	Sargent & Lundy	2.19	8,000
July, 2021	Samsung C&T Corporation(1)	2.19	20,000

(1)
Subject to redemption based upon review by CFIUS.

Certain of the preferred unit investments received in 2021 totaling $80,000 required review by CFIUS, with that review pending as of September 30, 2021. Prior to CFIUS rendering its review outcome, the underlying equity was subject to possible redemption if the review results in the disallowance of the investment, and thus the associated cash was classified as restricted as to withdrawal and usage. As review by CFIUS is outside of the control of the Company, the 36,530 preferred units or $80,000 subject to possible redemption are presented as mezzanine equity, outside of members’ equity, based on their issuance date fair value at September 30, 2021.
In the fourth quarter of 2021, CFIUS completed its review of the investments. As a result, $80,000 of restricted cash and mezzanine equity will be presented as unrestricted cash and permanent equity at December 31, 2021.

NuScale Power, LLC
Notes to Financial Statements
Unaudited
(in thousands, except per unit amounts)
Common Units
The Company’s common units reported in mezzanine equity feature certain redemption rights at the option of the holder and upon an event outside the control of the Company. The redemption right is only available to the holders of the common units if the U.S. Nuclear Regulatory Commission issues a written determination that the ownership of these common units creates a conflict of interest. It is not probable that this event, which is outside our control, will occur.
Accordingly, the 6,000 common units subject to possible redemption is presented as mezzanine equity, outside of members’ equity. The Company has not adjusted the carrying value of these common units subject to the redemption feature because it is not probable the redemption right will be exercised.
The LLC Agreement authorizes the Company to issue 96,800 common units for purposes of equity compensation. As of September 30, 2021, there were 2,376 options available to issue.
12.
Equity-Based Compensation

Unit options are granted at an exercise price equal to the fair market value of the Company’s common units at the date of grant.
The following table summarizes the activity relating to the Plan:
Unit Options	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2020	74,824	$0.49
Granted	18,301	1.11
Exercised	(2,710)	0.16
Forfeited	(608)	0.92
Expired	(1,007)	0.44
Outstanding at September 30, 2021	88,800	0.62
Exercisable at September 30, 2021	74,923	0.54
The Company measures the fair value of each unit option grant at the date of grant using a Black-Scholes option pricing model. The following assumptions were used in determining the fair value of options granted during the nine months ended September 30:
2021
Risk-free interest rate	.62% – 1.13%
Expected dividend yield	NA
Expected option life	6.25 years
Expected price volatility	73.88%

NuScale Power, LLC
Notes to Financial Statements
Unaudited
(in thousands, except per unit amounts)
13.
Related Party Transactions

The following table represents related party transactions including cash payments, expense incurred, amounts payable and accrued at year end as well as convertible preferred units purchased or issued:
	Expense incurred for the nine months ended September 30,		Balance in accounts payable at September 30,		Purchase of convertible preferred units
Related Party	2021	2020	2021	2020	2021	2020
Fluor	$10,531	$2,365	$4,067	$587	$—	$10,000
Doosan	570	3,470	1,022	541	25,000	—
Sargent & Lundy	15,630	18,809	4,072	5,427	8,000	8,000

14.
Subsequent Events

An evaluation of subsequent events has been performed through January 7, 2022, for purposes of disclosure and recognition and is the date that the financial statements were issued.
In December 2021, the Company’s convertible loan agreement with Fluor was amended to extend the due date to June 30, 2022.
Merger with Spring Valley
In December 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Acquisition Corp. (“Spring Valley”) and Spring Valley Merger Sub, LLC (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger (such surviving entity, the “Surviving Company”), Spring Valley will be renamed NuScale Power Corporation, and the Company will continue to be held as a wholly controlled subsidiary of NuScale Power Corporation in an “Up-C” structure.
In connection with the Merger, each CPU of the Company will be reclassified into a certain number of common units, and each NuScale common unit will receive a certain number of Surviving Company Class B common units and non-economic voting shares of NuScale Power Corporation Class B common stock. Holders of Surviving Company Class B common units will have the right to exchange each Surviving Company Class B common unit they hold, together with the cancelation for no consideration of one share of NuScale Power Corporation Class B common stock, for one share of NuScale Power Corporation Class A common stock (or cash), subject to certain restrictions.
The convertible loan held by Fluor will be converted into NuScale common units (which will then receive Surviving Company common units and NuScale Power Corporation Class B common stock).
In connection with the Merger Agreement, Spring Valley also entered into subscription agreements with investors to purchase shares of NuScale Power Corporation Class A common stock for $211,000. These investments are contingent on the closing of the Merger, and for $30 million of the investments, entry into commercial arrangements between the investor, Fluor Corporation and NuScale.
The Merger is expected to close in the first half of 2022, subject to customary closing conditions.

Annex A
AGREEMENT AND PLAN OF MERGER
dated as of
December 13, 2021
by and among
SPRING VALLEY ACQUISITION CORP.,
SPRING VALLEY MERGER SUB, LLC,
and
NUSCALE POWER, LLC

A-i

A-ii

Exhibits
Exhibit A — Form of Subscription Agreement
Exhibit B — Form of Support Agreements
Exhibit C — Form of Registration Rights Agreement
Exhibit D — Form of Lock-Up Agreement
Exhibit E — Form of Certificate of Incorporation of Acquiror

A-iii

Exhibit F — Form of Bylaws of Acquiror
Exhibit G — Form of Tax Receivable Agreement
Exhibit H — Form of Amended and Restated Limited Liability Company Agreement

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of December 13, 2021, is entered into by and among Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Acquiror”), Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”) and NuScale Power, LLC, an Oregon limited liability company (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.
RECITALS
WHEREAS, (a) Acquiror is a blank check company incorporated as a Cayman Islands exempted company to acquire one or more operating businesses through a Business Combination and (b) Merger Sub is a wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of merging with and into an operating business as part of a Business Combination;
WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its shareholders to have their Acquiror Class A Shares redeemed prior to the Redomicile for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the shareholders of Acquiror for the Proposals (the “Offer”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and each of the investors listed on Schedule 5.17 (collectively, the “Subscribers”) have entered into certain Subscription Agreements, dated as of the date hereof (as amended or modified from time to time, collectively, the “Subscription Agreements”), each in substantially the same form as set forth on Exhibit A, pursuant to which the Subscribers have agreed to subscribe for and purchase, a number of shares of Acquiror Common Stock, in each case, on the terms and subject to the conditions set forth in the applicable Subscription Agreements, in a private placement, such private placement to be consummated immediately after the consummation of the Redomicile and prior to the Merger (the “PIPE Investment”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into that certain Sponsor Letter Agreement, dated as of the date hereof (the “Sponsor Letter Agreement”), with Acquiror and the Company;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor and its board members have each entered into a certain Support Agreement, dated as of the date hereof (the “Support Agreements”), with the Company, in the form set forth on Exhibit B-1 or Exhibit B-2, pursuant to which, among other things, the Sponsor and its board members have each agreed to vote in favor of the Transactions;
WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Unitholders will enter into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in the form set forth on Exhibit C to be effective upon the Closing;
WHEREAS, contemporaneously with the Closing, in connection with the Transactions, certain Company Unitholders will each enter into separate Lock-Up Agreements (each, a “Lock-Up Agreement”), substantially in the form set forth on Exhibit D;
WHEREAS, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approvals, (i) on the day prior to the Closing Date, domesticate as a corporation in the State of Delaware (the “Redomicile”), and (ii) in connection with the Redomicile, Acquiror shall adopt (1) an initial certificate of incorporation in the form attached hereto as Exhibit E (the “Acquiror Charter”) and (2) initial bylaws in the form attached hereto as Exhibit F (the “Acquiror Bylaws”);
WHEREAS, contemporaneously with the Closing, Acquiror, the Surviving Company, and certain Company Unitholders will enter into the Tax Receivable Agreement (“Tax Receivable Agreement”), substantially in the form set forth in Exhibit G;

WHEREAS, at the Closing, immediately prior to the Effective Time, the Acquiror shall contribute, or cause to be contributed, to Merger Sub the Closing Acquiror Cash;
WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;
WHEREAS, the respective board of directors, sole member and board of managers of each of Acquiror, Merger Sub and the Company have each approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Laws of its jurisdiction;
WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Majority Acquiror Stockholder Approval, adopt the NuScale Power Corporation 2022 Long-Term Incentive Plan omnibus incentive plan (the “Acquiror Equity Incentive Plan”) in the form materially consistent with the form provided to the Acquiror as of the date hereof; and
WHEREAS, Acquiror shall be renamed “NuScale Power Corporation” and shall trade publicly on NASDAQ under a new ticker symbol selected by the Company.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.01   Definitions.   As used herein, the following terms shall have the following meanings:
“A&R Company LLC Agreement” has the meaning set forth in Section 2.05(b).
“Acquiror” has the meaning specified in the preamble hereto.
“Acquiror Affiliate Agreement” has the meaning specified in Section 5.15.
“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.
“Acquiror Board” means the board of directors of Acquiror.
“Acquiror Board Recommendation” has the meaning specified in Section 8.02(d).
“Acquiror Bylaws” has the meaning specified in the Recitals hereto.
“Acquiror Change in Recommendation” has the meaning specified in Section 8.02(d).
“Acquiror Charter” has the meaning specified in the Recitals hereto.
“Acquiror Class A Share” means, prior to the consummation of the Redomicile, a Class A ordinary share, par value $0.0001 per share, of the share capital of Acquiror.
“Acquiror Common Stock” means, after consummation of the Redomicile, a share of Class A common stock, par value $0.0001 per share, of Acquiror, as contemplated by the Acquiror Charter.
“Acquiror Cure Period” has the meaning specified in Section 10.01(c).
“Acquiror Director Designee” has the meaning specified in Section 2.06(c).
“Acquiror Equity Incentive Plan” has the meaning specified in the Recitals hereto.
“Acquiror Equity Plan Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Material Adverse Effect” means any event, change, circumstance or development (each an “Effect”) that, individually or in the aggregate with all other Effects, that has had or would reasonably be expected to have (x) a material adverse effect on the financial condition, assets, liabilities, business, or results of operations of Acquiror and Merger Sub, taken as a whole, or (y) a prevention, material delay or material impairment in the ability of Acquiror or Merger Sub to timely consummate the Transactions.
“Acquiror New Class B Stock” means, after consummation of the Redomicile, a non-economic voting share of Class B common stock, par value $0.0001 per share, of the Acquiror, with each share having non-economic rights equivalent to one share of Acquiror Common Stock, as contemplated by the Acquiror Charter.
“Acquiror Old Class B Share” means, prior to the consummation of the Redomicile, a Class B ordinary share, par value $0.0001 per share, of the share capital of Acquiror.
“Acquiror Organizational Documents” means the Amended and Restated Memorandum and Articles of Association as dated 26 November 2020, as may be amended from time to time in accordance with the terms of this Agreement.
“Acquiror SEC Reports” has the meaning specified in Section 5.08(a).
“Acquiror Share Value” means $10.00.
“Acquiror Stockholder” means a holder of any Acquiror Class A Shares or Acquiror Old Class B Shares.
“Acquiror Stockholder Approvals” means the Majority Acquiror Stockholder Approval and the Supermajority Acquiror Stockholder Approval.
“Acquiror Tax Counsel” has the meaning specified in Section 8.03(c).
“Acquiror Warrant” means each whole warrant exercisable for one Acquiror Class A Share at a purchase price of $11.50 per Acquiror Class A Share in the form described in the Acquiror SEC Reports.
“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company, (b) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the Equity Securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the Equity Securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the Equity Securities of the Company.
“Action” means any claim, action, suit, charge, complaint, grievance, assessment, audit, investigation, examination, arbitration, inquiry, dispute, litigation, or proceeding, in each case that is by or before any Governmental Authority.
“Additional Proposal” has the meaning specified in Section 8.02(c).
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, the ownership of voting securities, its capacity as a manager, sole or managing member or otherwise, through one or more intermediaries, where “control” means possession of the power to direct the management and policies of such specified Person.

“Aggregate Exercise Price” means (i) the aggregate exercise price that would be paid to the Company in respect of all Company Options (whether or not vested) if all such Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept), plus (ii) the aggregate strike price of all Company Unit Appreciation Rights. For the avoidance of doubt, all references to the exercise price of Company Options shall be to the exercise price of the applicable Company Option immediately prior to the Effective Time, in accordance with the applicable option agreement.
“Agreement” has the meaning specified in the preamble hereto.
“Alternative PIPE Investment” has the meaning specified in Section 7.08(b).
“Alternative Subscription Agreement” has the meaning specified in Section 7.08(b).
“Amendment Proposal” has the meaning specified in Section 8.02(c).
“Ancillary Agreements” means the Subscription Agreements, the A&R Company LLC Agreement, the Support Agreements, the Registration Rights Agreement, the Sponsor Letter Agreement, the Lock-Up Agreements, the Trust Agreement, the Tax Receivable Agreement and any other agreement, instrument and certificate required by, or contemplated in connection with, this Agreement to be executed by any of the parties as contemplated by this Agreement, in each case, only as is applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used.
“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.
“Antitrust Law” means (a) the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, in each case, including the rules and regulations promulgated thereunder, (b) any applicable foreign antitrust Laws and (c) all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Articles of Association” means the Articles of Association of Acquiror, dated August 20, 2020.
“Assumed Company Plan” has the meaning set forth in Section 3.03(e).
“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.
“Balance Sheet Date” means September 30, 2021.
“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, Contract, arrangement or other obligation, whether or not in writing and whether or not funded, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, individual consulting, retirement, severance, termination pay, change in control, transaction or retention arrangements, deferred compensation, equity or equity-based compensation, incentive compensation, bonus, supplemental retirement, profit sharing, health, medical, welfare, vacation, paid time off, post-termination or retiree health or welfare, fringe or other benefits or remuneration plan.
“Business Combination” has the meaning ascribed to such term in the Articles of Association.
“Business Combination Proposal” has the meaning set forth in Section 7.11.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.
“CBA” has the meaning set forth in Section 4.11(a)(xv).
“Certificate of Merger” has the meaning specified in Section 2.02.
“CLCI” means the Companies Act (As Revised) of the Cayman Islands.
“Closing” has the meaning specified in Section 2.04.
“Closing Acquiror Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of Acquiror as of immediately prior to the Effective Time; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Class A Shares pursuant to the Offer (to the extent not already paid); plus (d) the PIPE Investment Amount that is actually paid to Acquiror at or prior to the Closing; minus (e) any Transaction Expenses in excess of $43,000,000 in the aggregate.
“Closing Date” has the meaning specified in Section 2.04.
“Code” means the Internal Revenue Code of 1986.
“Company” has the meaning specified in the preamble hereto.
“Company Benefit Plan” means any Benefit Plan which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to or under which any current or potential liability or obligation is borne by any Company Group Member.
“Company Board” means the board of managers of the Company.
“Company Board Recommendation” has the meaning specified in Section 8.02(e).
“Company Common Units” means the “Common Units” of the Surviving Company (as defined in the A&R Company LLC Agreement).
“Company Cure Period” has the meaning specified in Section 10.01(b).
“Company Director Designees” has the meaning specified in Section 2.06(c).
“Company Fully-Diluted Units” means the total number of the Existing Company Common Units outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Existing Company Common Units basis, and including, without limitation or duplication, (a) the number of Existing Company Common Units issuable upon conversion of the Existing Company Preferred Units in accordance with Section 3.01(b), (b) the number of Existing Company Common Units issuable pursuant to the outstanding Company Options (whether or not vested), plus the number of Existing Company Common Units with respect to which outstanding Company Unit Appreciation Rights have been granted, and (c) the number of Existing Company Common Units issuable upon conversion in accordance with Section 3.01(a) of the Fluor Convertible Notes outstanding at the Closing, if any.
“Company Group” means the Company and any Subsidiaries of the Company.
“Company Group Member” means the Company or any Subsidiary of the Company.
“Company Group Organizational Documents” means Company Organizational Documents and the Company Subsidiary Organizational Documents.
“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company Group, as currently conducted.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) is or would be reasonably expected to be materially adverse to the business, financial condition or results of operations of the Company Group, taken as a whole, or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change in or change in the interpretation of any applicable Laws (including COVID-19 Measures) or GAAP, (ii) any events or conditions generally affecting any geographic area in which the Company Group operates, (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, embargo, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events (including COVID-19) and other force majeure events (including any escalation or general worsening of any of the foregoing Effects), (v) any actions taken or not taken by any Company Group Member as required by this Agreement or any Ancillary Agreement, (vi) any Effect attributable to the announcement or execution, pendency or consummation of the Merger or the performance of this Agreement (including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers and employees) (provided, that this clause (vi) shall not apply to any representation or warranty in Article IV of this Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby), (vii) any such Effect relating to or resulting from general changes in the nuclear industry, (viii) any failure to meet any projections, forecasts or budgets; provided, that this clause (viii) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect, or (ix) any actions taken, or failures to take action, or such other changes or events, in each case, which Acquiror has consented to in writing prior to the taking of, or failure to take, such action, except in the cases of clauses (i) through (iv) and (vii) to the extent the Company Group is as a whole materially disproportionately affected thereby as compared with other participants in the nuclear industry.
“Company Option” has the meaning specified in Section 3.03(a).
“Company Organizational Documents” means the articles of organization and limited liability company agreement of the Company, in each case, as may be amended from time to time in accordance with the terms of this Agreement.
“Company Permits” has the meaning specified in Section 4.06(d).
“Company Plan” means the Company’s Third Amended And Restated 2011 Equity Incentive Plan, as amended, restated or otherwise modified from time to time.
“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.
“Company Software” means all Software owned by any Company Group Member.
“Company Subsidiary Organizational Documents” means, with respect to each Subsidiary of the Company, (a) in the case of a corporation, its certificate of incorporation (or analogous document) and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company agreement or operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.
“Company Tax Counsel” has the meaning specified in Section 8.03(c).
“Company Unit Appreciation Right” means each outstanding award of unit appreciation rights granted by the Company providing for the issuance of Existing Company Common Units upon the exercise thereof.
“Company Unitholder” means the holder of either Existing Company Common Units or Existing Company Preferred Units.

“Company Unitholder Approvals” has the meaning specified in Section 8.02(e).
“Company Unitholder Representative” means Fluor Enterprises, Inc.
“Confidentiality Agreement” means that certain letter agreement, dated as of October 9, 2021, by and among Acquiror, the Company and Fluor Enterprises, Inc.
“Contracts” means any legally binding contracts, agreements, subcontracts, licenses, leases, and purchase orders.
“Court of Chancery” has the meaning specified in Section 11.12
“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any resulting evolutions thereof or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.
“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including, the CARES Act.
“Credit Documents” means, collectively, the documents set forth on Schedule 1.01(a).
“DGCL” means the General Corporation Law of the State of Delaware.
“DLLCA” means the Delaware Limited Liability Company Act.
“Effect” has the meaning specified in the definition of “Acquiror Material Adverse Effect”.
“Effective Time” has the meaning specified in Section 2.02.
“Enforceability Exceptions” has the meaning specified in Section 4.02(a).
“Environmental Laws” means all Laws relating to pollution or protection of the environment (including natural resources), health and safety (to the extent relating to management of or exposure to Hazardous Materials), or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation right, phantom stock, restricted stock unit, performance stock unit, restricted stock, profit participation or similar rights) and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“Equity Value” means $1,875,000,000.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer and import controls, including the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Ratio” means the following number (rounded to four decimal places): (a) the sum of (i) the Equity Value plus (ii) the Aggregate Exercise Price, divided by (b) the Company Fully-Diluted Units, divided by (c) the Acquiror Share Value.
“Exchanged Company Option” has the meaning set forth in Section 3.03(a).
“Existing Company Common Units” means the “Common Units” of the Company (as defined in the Existing Company LLCA).
“Existing Company LLCA” means the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of April 1, 2021, by and between the Company and the Company Unitholders.

“Existing Company Preferred Units” means the “Preferred Units” of the Company (as defined in the Existing Company LLCA).
“Existing Company Units” means the Existing Company Common Units and the Existing Company Preferred Units.
“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.
“Financial Statements” has the meaning specified in Section 4.05(a).
“Fluor Convertible Notes” means that certain amended and restated senior secured convertible loan agreement issued by the Company on September 30, 2011 in the aggregate principal amount of $10,281,427.49.
“Fluor Line of Credit Note” means that certain Line of Credit Promissory Note issued by the Company on January 8, 2021 in the aggregate principal amount of $30,000,000.
“Fluor Payoff Letter” has the meaning specified in Section 6.07(b).
“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.
“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator or arbitral body (public or private), court or tribunal.
“Government Official” means any official or employee of any directly or indirectly government-owned or controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such entity or for or on behalf of any such public international organization.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and pol-fluoroalkyl substances, flammable or explosive substances, toxic mold or pesticides.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) any obligations in the nature of accrued fees, interest, prepayment or other premiums, penalties, termination fees, expenses and other amounts incurred or that would be payable in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any of the items in the foregoing clauses, (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (g) obligations under capitalized leases, (h) obligations net of benefits under all Financial Derivative/Hedging Arrangements, (i) any underfunded pension liability, unfunded deferred compensation plan obligations, and post-retirement health or welfare benefits, (j) any unpaid dividends or distributions declared or payable to any member of the Company, (k) any other indebtedness or obligation reflected or required to be reflected as indebtedness in a consolidated balance sheet, in accordance with GAAP, (l) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in the foregoing clauses, and (m) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors in the ordinary course of business that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.
“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.
“Insurance Policies” has the meaning specified in Section 4.20(a).
“Intellectual Property” means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents and patent applications (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, trade names, brand names, logos and corporate names; (c) copyrights, mask works and designs; (d) internet domain names; (e) trade secrets and other intellectual property rights in know-how, technology, inventions (whether patentable or not), processes, procedures, database rights, confidential business information and other proprietary information and rights; and (f) intellectual property rights in Software.
“Intended Tax Treatment” has the meaning specified in Section 8.03(b).
“Interim Financial Statements” has the meaning specified in Section 4.05(a).
“Interim Period” has the meaning specified in Section 6.01.
“Intervening Acquiror Event” means any Effect with respect to the Acquiror that (a) is material to the Acquiror, (b) was not known to or reasonably foreseeable by the Acquiror Board (or if so known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Acquiror Board) as of the date of this Agreement and (c) does not relate to (i) any Business Combination or (ii) clearance of the Transactions by any Governmental Authority, including with respect to the actions taken pursuant to or required to be taken pursuant to Section 7.01; provided, however, that any change in the price or trading volume of Acquiror Class A Shares (in and of itself, but without preventing a determination of an Intervening Acquiror Event as to the events underlying such change) shall not be taken into account for purposes of determining whether an Intervening Acquiror Event has occurred.
“IT Systems” means all computer hardware (including hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with such), data processing systems, Software, and all other information technology equipment owned or controlled by any Company Group Member and used in the operation of the Company Group business.
“Knowledge” shall mean the actual knowledge of (a) in the case of the Company, John Hopkins, Chris Colbert and Bob Temple and (b) in the case of Acquiror, Christopher Sorrells, Jeffrey Schramm and Robert Kaplan.

“Law” means any statute, law (including common law), act, constitution, treaty, code, ordinance, rule, ruling, regulation or Governmental Order, in each case, of any Governmental Authority. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“Lease Documents” has the meaning specified in Section 4.18(c).
“Leased Company Properties” has the meaning specified in Section 4.18(b).
“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, license, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.
“Lock-Up Agreement” has the meaning specified in the Recitals hereto.
“Majority Acquiror Stockholder Approval” means, with respect to any Proposal other than the Redomicile Proposal and the Amendment Proposal, the affirmative vote of holders of a majority of the issued shares of Acquiror Class A Shares who will attend and vote at the Special Meeting.
“Material Contracts” has the meaning specified in Section 4.11(a).
“Material Customers” has the meaning specified in Section 4.23(a).
“Material Vendors” has the meaning specified in Section 4.23(b).
“Merger” has the meaning specified in Section 2.02.
“Merger Consideration” has the meaning specified in Section 3.01(b).
“Merger Sub” has the meaning specified in the preamble hereto.
“NASDAQ” means The Nasdaq Stock Market LLC.
“NASDAQ Proposal” has the meaning specified in Section 8.02(c).
“NRC” means the United States Nuclear Regulatory Commission or any successor.
“OFAC” has the meaning specified in the definition of “Sanctions”.
“Offer” has the meaning specified in the Recitals hereto.
“OLLCA” means the Oregon Limited Liability Company Act, as amended from time to time.
“Outstanding Acquiror Expenses” has the meaning specified in Section 11.05.
“Outstanding Company Expenses” has the meaning specified in Section 11.05.
“Owned Intellectual Property” means all Intellectual Property owned by any Company Group Member.
“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar or corresponding provisions of state or local Tax Laws.
“Pass Through Number” has the meaning specified in Section 3.01(a).
“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and (i) relate to amounts not yet delinquent or (ii) that are being contested in good faith through appropriate Actions and for which appropriate reserves for the amount being contested have been established in accordance with GAAP on the Financial Statements, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, and for which appropriate reserves have been established in accordance with GAAP on the Financial Statements, (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions) of record affecting title to real property that do not, individually or in the aggregate, materially interfere with the occupancy or present uses of such real property, (e) non-exclusive licenses of Intellectual Property, (f) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any real property leased by any Company Group Member, and (g) Liens described on Schedule 1.01(b).
“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.
“Personal Information” means any personal information that specifically identifies any individual who has provided information to any Company Group Member, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, as applicable.
“PIPE Investment” has the meaning specified in the Recitals hereto.
“PIPE Investment Amount” has the meaning specified in Section 5.17.
“Pre-Closing Flow-Through Tax Return” means any Tax Return of any Company Group Member in respect of which items of income, gain, loss deduction or credit are passed through, directly or indirectly, to the Company Unitholders, or any of their direct or indirect owners under applicable Law and that relates to a taxable period (or portion thereof) ending on or before the Closing Date.
“Pre-Closing Flow-Through Tax Item” means any matter relating to the determination of income, gain, loss, deduction or credits with respect to any Pre-Closing Flow-Through Tax Return.
“Privacy Laws” means any and all Laws applicable to any Company Group Member relating to the collection, use, storage, safeguarding and security (both technical and physical) of Personal Information.
“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of any Company Group Member, from which any Company Group Member has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.
“Proposals” has the meaning specified in Section 8.02(c).
“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their Acquiror Class A Shares in conjunction with a shareholder vote on the Business Combination).
“Recapitalization” has the meaning specified in Section 2.07.
“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Class A Shares for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.
“Redomicile” has the meaning specified in the Recitals hereto.
“Redomicile Effective Time” has the meaning specified in Section 2.07(a).
“Redomicile Proposal” has the meaning specified in Section 8.02(c).
“Registered IP” has the meaning specified in Section 4.15(a).
“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning specified in Section 8.02(a).
“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.
“Related Party” means, with respect to any party hereto, any Subsidiary or Affiliate thereof, or any business or Person that any of the foregoing controls, is controlled by or is under common control with.
“Relevant Tax Audit” has the meaning specified in Section 8.03(h).
“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.
“Sanctioned Country” has the meaning specified in the definition of “Sanctioned Person”.
“Sanctioned Person” means at any time any Person that is the subject or target of Sanctions or restrictions under Trade Control Laws, including any Person that is: (a) listed on any Sanctions-related list of designated or blocked Persons, including OFAC’s List of Specially Designated Nationals and Blocked Persons or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State Sanctions- or export-related restricted party list; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions from time to time (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela and the Crimea region) (each, a “Sanctioned Country”); or (c) in the aggregate, 50 percent or greater owned, directly or indirectly, or controlled by any of the foregoing; or (d) any national of a Sanctioned Country.
“Sanctions” means those trade, economic and financial sanctions-related Laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, OFAC or the U.S. Department of State), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.
“Schedules” means the disclosure schedules of the Company or Acquiror, as applicable.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Securities Laws” means the securities laws of any state, U.S. federal or foreign jurisdiction and the rules and regulations promulgated thereunder.
“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.
“Special Meeting” means a meeting of Acquiror Stockholders to be held for the purpose of approving the Proposals.
“Sponsor” means SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company.
“Sponsor Capital Contribution” has the meaning set forth in Section 2.08.
“Sponsor Letter Agreement” has the meaning specified in the Recitals hereto.
“Subscribers” has the meaning specified in the Recitals hereto.
“Subscription Agreements” has the meaning specified in the Recitals hereto.
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
“Supermajority Acquiror Stockholder Approval” means, with respect to the Redomicile Proposal and the Amendment Proposal only, the affirmative vote of holders of at least two-thirds of the issued and outstanding shares of the Acquiror who attend and vote at the Special Meeting held in accordance with the Acquiror Organizational Documents.
“Support Agreements” has the meaning specified in the Recitals hereto.
“Surviving Company” has the meaning specified in Section 2.02.
“Surviving Provisions” has the meaning specified in Section 10.02.
“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, environmental, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, sales, use, unclaimed property or escheat obligation, or other tax, governmental fee, duty, charge, impost, or assessment of any kind whatever, whether disputed or not, together with any interest, deficiency, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.
“Tax Authority” means any Governmental Authority with jurisdiction or authority to impose, administer, levy, assess or collect Tax.
“Tax Proceeding” has the meaning specified in Section 8.03(g).
“Tax Receivable Agreement” has the meaning specified in the preamble hereto.
“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, estimate or other document filed or required to be filed with a Tax Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.
“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).
“Terminating Company Breach” has the meaning specified in Section 10.01(b).
“Termination Date” has the meaning specified in Section 10.01(b).
“Trade Control Laws” has the meaning specified in Section 4.19(c).
“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by Acquiror and its Subsidiaries, whether accrued for or not, in each case in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including (a) any brokerage fees, commissions, finders’ fees, or financial advisory fees, and, in each case, related costs and expenses, (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers, and (c) any fees, costs and expenses or payments of any of the Acquiror and its Subsidiaries related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments made to any employee of the Acquiror or its Subsidiaries solely as a result or related to (and measured assuming the satisfaction of any other related contingencies such as termination or the passage of time) of the execution of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby (including the employer portion of any payroll, social security, unemployment or similar Taxes imposed with respect thereto). For the avoidance of doubt, no bonus, change-of-control payment, retention or other compensatory payment paid to any manager, officer or employee of the Company or any Subsidiary thereof shall be a Transaction Expense.
“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.
“Transfer Taxes” has the meaning specified in Section 8.03(a).
“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code.
“Trust Account” has the meaning specified in Section 5.05(a).
“Trust Agreement” has the meaning specified in Section 5.05(a).
“Trustee” has the meaning specified in Section 5.05(a).
“WARN Act” has the meaning specified in Section 4.13(b).
“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.
1.02   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation”, (vi) the word “or” shall be disjunctive but not exclusive and (vii) any reference to a Law shall mean such Law as amended.
(b)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments, waivers and other modifications thereto.
(c)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(d)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(e)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(f)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(g)   The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.
ARTICLE II
THE CONTRIBUTION & MERGER; CLOSING
2.01   The Contribution.    At the Closing, immediately prior to the Effective Time, Acquiror shall contribute, or cause to be contributed, to Merger Sub the Closing Acquiror Cash.

2.02   The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, on the day after the Redomicile, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving limited liability company (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the OLLCA and evidenced by articles of merger (the “Certificate of Merger”), such Merger to be consummated upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).
2.03   Effects of the Merger.    The Merger shall have the effects set forth in this Agreement and the OLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
2.04   Closing.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of Oregon as provided in the OLLCA. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Acquiror shall be renamed “NuScale Power Corporation” and shall trade publicly on the NASDAQ under the new ticker symbol, which will be SMR or if SMR is not available, another ticker symbol selected by the Company.
2.05   Organizational Documents of the Company and Acquiror.
(a)   At the Effective Time, the articles of organization of the Company, as in effect immediately prior to the Effective Time, shall continue to be the articles of organization of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the OLLCA.
(b)   At the Effective Time, the Existing Company LLCA shall be amended and restated in its entirety as set forth on Exhibit H (the “A&R Company LLC Agreement”) to, among other things, recapitalize the authorized Equity Securities of the Surviving Company (including the reclassification of Existing Company Units into Company Common Units), with the applicable, rights, preferences and obligations set forth in the A&R Company LLC Agreement, permit the issuance and ownership of the Company Common Units as contemplated to be issued and owned upon consummation of the Transactions, admit Acquiror as a member and designate Acquiror as the sole manager of the Surviving Company, otherwise amend and restate the rights and preferences of the Existing Company Units (in connection with the reclassification to Company Common Units) and set forth the rights and preferences of the Company Common Units (including matters relating to the exchangeability of Company Common Units into Acquiror Common Stock), and establish the ownership of the Company Common Units by the Persons indicated in the A&R Company LLC Agreement in each case, as set forth in the A&R Company LLC Agreement. The A&R Company LLC Agreement as so amended, shall be the limited liability company agreement of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the OLLCA.
(c)   After the Redomicile, at the Effective Time, the Acquiror Charter, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL.
(d)   After the Redomicile, at the Effective Time, the Acquiror Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL.

2.06   Directors and Officers of the Companies.
(a)   The Company shall take all necessary action prior to the Effective Time such that (i) each manager of the Company in office immediately prior to the Effective Time shall cease to be a manager immediately following the Effective Time (including by causing each such manager to tender an irrevocable resignation as a manager, effective as of the Effective Time) and (ii) the Acquiror shall become the sole manager of the Company from and after the Effective Time.
(b)   Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed.
(c)   Acquiror shall take all necessary action prior to the Redomicile such that (i) each director of Acquiror in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time), (ii) the seven individuals designated by the Company (the “Company Director Designees”), three of whom shall each qualify as “independent directors” under the applicable listing and corporate governance rules and regulations of NASDAQ, pursuant to this Section 2.06(c) shall be appointed to the Acquiror Board, effective as of the Effective Time, (iii) the one individual designated by Acquiror (the “Acquiror Director Designee”) shall be appointed to the Acquiror Board, effective as of the Effective Time, and (iv) as of the Effective Time, the Company Director Designees and the Acquiror Director Designee shall be the only directors of Acquiror, and there shall be no vacancies or unfilled newly created directorships on the Acquiror Board. If necessary to effect the foregoing, the Acquiror Board shall adopt resolutions prior to the Effective Time that, as of the Effective Time, expand or decrease the size of the Acquiror Board and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Acquiror Board. Each Person appointed as a director of Acquiror pursuant to this Section 2.06(c) shall remain in office as a director of Acquiror for a minimum of one full calendar year and then until his or her successor is elected and qualified or until his or her earlier death, resignation or removal; provided that if such Acquiror Director Designee resigns or is otherwise unable to serve until the end of such calendar year (including for reason of death), then the Acquiror Board shall appoint a successor designated by the Sponsor to serve as a director until the end of such full calendar term. If any of the directors designated by the parties shall be unable or unwilling to serve at the Closing, the Company or Acquiror, respectively, shall promptly designate a replacement director and provide any relevant information about such appointee as the other party hereto may reasonably request.
(d)   Acquiror shall take all necessary actions prior to the Effective Time such that (i) each officer of Acquiror in office immediately prior to the Effective Time shall cease to be an officer at the Effective Time and (ii) the Persons constituting the officers of the Company prior to the Effective Time shall, as of the Effective Time, be appointed the officers of Acquiror in identical positions until the earlier of their death, resignation or removal or until their respective successors are duly appointed.
2.07   Redomicile and Recapitalization.
(a)   Redomicile.    Subject to receipt of the Supermajority Acquiror Stockholder Approval, on the day prior to the Closing Date, Acquiror shall cause the Redomicile to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Redomicile, together with the Acquiror Charter, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Redomicile, and (c) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies. The Redomicile shall become effective at the time when the Certificate of Domestication and the Acquiror Charter have been duly filed with the Secretary of State of the State of Delaware (the “Redomicile Effective Time”).
(b)   Bylaws of Acquiror.    Acquiror shall take all actions necessary so that, at the Redomicile Effective Time, the bylaws of Acquiror shall be substantially in the form of the Acquiror Bylaws.

(c)   Capital Stock of Acquiror.    At the Redomicile Effective Time, by virtue of the Redomicile and without any action on the part of the Acquiror or any holder of Acquiror Class A Shares, Acquiror Class B Shares or Acquiror Warrants:
(i)   each then issued and outstanding Acquiror Class A Share will convert automatically, on a one-for-one basis, into one share of Acquiror Common Stock;
(ii)   each then issued and outstanding Acquiror Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Acquiror Common Stock, in the same form and on the same terms and conditions (including the same “Warrant Price” and number of shares of common stock subject to such warrant) as the converted Acquiror Warrant; and
(iii)   a series of Acquiror New Class B Stock shall be authorized, each share of which will have voting rights equal to a share of Acquiror Common Stock but which shall have no entitlement to earnings or distributions of Acquiror.
(d)   Recapitalization.    Immediately prior to the Closing, Acquiror shall cause all of the Acquiror Old Class B Shares that are issued and outstanding immediately prior to the Redomicile to be converted into Acquiror Common Stock (the “Recapitalization”).
2.08   Sponsor Forfeiture.   Two Business Days prior to the Closing Date, Acquiror shall deliver written notice to the Company setting forth its good faith estimate of the Closing Acquiror Cash as of the Closing Date, together with reasonably detailed support for the calculation of such Closing Acquiror Cash. Irrespective of such estimate, if the actual amount of Closing Acquiror Cash is less than $432,000,000, then, immediately prior to the Recapitalization, the Sponsor shall automatically be deemed to have irrevocably transferred to Acquiror, surrendered, and forfeited for no consideration the number of Acquiror Old Class B Shares as provided in the Sponsor Letter Agreement, and such Acquiror Old Class B Shares shall, by virtue of the Transactions, be deemed to have been canceled and extinguished (the “Sponsor Capital Contribution”).
ARTICLE III
EFFECTS OF THE MERGER
3.01   Effect on Company Units.    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holder of any Existing Company Units:
(a)   Conversion of Merger Sub Membership Interest.   All membership interests of Merger Sub, issued and outstanding immediately prior to the Effective Time shall be converted into the Pass Through Number of validly issued, fully paid and nonassessable (except as limited by the OLLCA) Class A Units of the Surviving Company free and clear of all Liens (other than restrictions on transfer under applicable Securities Laws and the A&R Company LLC) and Acquiror shall be admitted as a member and designated as the sole manager of the Surviving Company. The “Pass Through Number” shall equal the number of shares of Acquiror Common Stock that are outstanding immediately after the Effective Time, after giving effect to all Transactions contemplated herein and in the Subscription Agreement, including the conversion of Acquiror Class A Shares into Acquiror Common Stock, the Recapitalization, the redemption of Acquiror Class A Shares in connection with the Offer, the Sponsor Capital Contribution, and the issuance of Acquiror Common Stock under the Subscription Agreements.
(b)   Consideration for All Other Company Interests.   At the Effective Time, (i) the Existing Company LLCA will be amended and restated and, in connection therewith, (1) each Existing Company Preferred Unit issued and outstanding immediately prior to the Effective Time shall be re-classified into a number of Existing Company Common Units equal to the applicable conversion ratio for such Existing Company Preferred Unit as described in the A&R Company LLC Agreement, and immediately after such reclassification, (2) each Existing Company Common Unit issued and outstanding immediately prior to the Effective Time (including each Existing Company Common Unit issued pursuant to the immediately preceding clause (1)) shall be re-classified into a number of Company Common Units equal to the Exchange Ratio and (ii) each holder of Existing Company Units issued and outstanding immediately prior to the Effective Time (including each Existing Company Common Unit issued pursuant to the immediately preceding clause (1)), shall receive such number of shares of duly authorized, validly issued, fully paid and nonassessable Acquiror New Class B Stock (collectively, the Company Common Units and Acquiror New Class B Stock so issued, the “Merger Consideration”) equal to the Exchange Ratio; provided that no fractional Company Common Units or Acquiror New Class B Stock shall be issued, in connection therewith (with any such fractional amount being rounded down and paid in cash in lieu thereof pursuant to Section 3.05).
3.02   Equitable Adjustments.    If, between the date of this Agreement and the Closing, the outstanding Existing Company Units or shares of Acquiror Common Stock or Acquiror Class A Shares shall have been changed into a different number of units or shares or a different class or series, by reason of any stock dividend, conversion, subdivision, reclassification, recapitalization, split, change, combination or exchange of shares or units, or any similar event shall have occurred (other than as contemplated by Section 3.01(b)), then any number, value (including dollar value) or amount contained herein which is based upon the number of Existing Company Common Units or shares of Acquiror Common Stock or Acquiror Class A Shares will be appropriately adjusted to provide to Merger Sub and the holders of Existing Company Common Units and the holders of Acquiror Common Stock and holders of Acquiror Class A Shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.
3.03   Treatment of Company Options and Company Unit Appreciation Rights.
(a)   Treatment of Company Options.   At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof cease to represent an option to purchase an Existing Company Common Unit (a “Company Option”) under the Company Plan or otherwise and shall be assumed by Acquiror and converted into an option to purchase a number of shares of Acquiror Common Stock (such option, an “Exchanged Company Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of units of Existing Company Common Units subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per unit of the Existing Company Common Unit of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to the Exchanged Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Exchanged Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time.
(b)   Treatment of Company Unit Appreciation Rights.   At the Effective Time, each Company Unit Appreciation Right that is outstanding immediately prior to the Effective Time, shall, automatically and without any required action on the part of the holder thereof, shall be cancelled and in exchange therefor the holder of such Company Unit Appreciation Right shall receive a number of shares of Acquiror Common Stock equal to (i) the Exchange Ratio minus (ii) the quotient of (A) the strike price per unit of the Existing Company Common Unit of such Company Unit Appreciation Right immediately prior to the Effective Time, divided by (B) the Acquiror Share Value; provided that no fractional Acquiror Common Stock shall be issued in connection therewith (with any such fractional amount being rounded down and paid cash in lieu thereof pursuant to Section 3.05).
(c)   Company Actions.   At or prior to the Effective Time, the Company and the Company Board shall (i) adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to Section 3.03(a) and Company Unit Appreciation Rights pursuant to Section 3.03(b) and (ii) take all actions necessary to ensure that, from and after the Effective Time,

Acquiror will not be required to deliver any Company Common Units or other Equity Securities of the Company to any Person pursuant to or in settlement of Company Options or Company Unit Appreciation Rights.
(d)   Acquiror Actions.   Acquiror shall take all actions that are necessary for the assumption and conversion of the Company Options and the conversion of the Company Unit Appreciation Rights pursuant to this Section 3.03 including the reservation, issuance and listing of shares of Acquiror Common Stock as necessary to effect the transactions contemplated by this Section 3.03. If registration of the Exchanged Company Options or shares of Acquiror Common Stock is required under the Securities Act, Acquiror shall file with the SEC, as promptly as practicable after the date that is 60 days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by applicable Law), a Registration Statement on Form S-8 with respect to such Exchanged Company Options or shares of Acquiror Common Stock, and shall use its commercially reasonable efforts to maintain the effectiveness of such Registration Statement for so long as the applicable Exchanged Company Options remain outstanding and such registration of the shares of Acquiror Common Stock issuable thereunder continues to be required.
(e)   Assumption of Stock Plan.   At the Effective Time, Acquiror shall assume the Company Plan, except that the Company Plan (and any option agreement thereunder) shall be amended at the Effective Time to conform with the requirements of Section 3.03(a) and to include additional amendments required to comply with any Law applicable to Acquiror with respect to the Exchanged Company Options (the “Assumed Company Plan”). At or following the Effective Time, Acquiror shall not be entitled to grant any new stock-based awards under the Assumed Company Plan.
3.04   Withholding.   Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates and agents shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates withholds or deducts such amounts with respect to any Person and properly remits such withheld or deducted amounts to the applicable Governmental Authority, such withheld or deducted amounts shall be treated as having been paid to or on behalf of such Person in respect of which such withholding or deduction was made for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger that is properly treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or an Affiliate’s payroll to facilitate applicable withholding.
3.05   Cash in Lieu of Fractional Shares.   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the exchange for Existing Company Common Units pursuant to Section 3.01 or the conversion of Company Unit Appreciation Rights pursuant to Section 3.03(b), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Unitholder or holder of Company Unit Appreciation Rights who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled (but for this Section 3.05) multiplied by (b) $10.00.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01   Organization, Standing and Corporate Power.
(a)   The Company is a limited liability company duly organized and validly existing under the Laws of the State of Oregon, and has all requisite legal entity power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect. The Company Organizational Documents that have been made available to the Acquiror are true, correct and complete and are in effect as of the date of the Agreement and the Company is not in default under or in violation of any provision thereunder.
(b)   Each Subsidiary of the Company is duly organized or formed, as applicable, validly existing and in good standing (or its equivalent) under the Laws of its jurisdiction of organization or formation, as applicable, and has all requisite legal entity power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing (or its equivalent) in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company Group to consummate the Transactions or have a Company Material Adverse Effect. The Company Subsidiary Organizational Documents that have been made available to the Acquiror are true, correct and complete and are in effect as of the date of the Agreement and no Company Group Member is in default under or in violation of any provision thereunder.
4.02   Corporate Authority; Approval; Non-Contravention.
(a)   The Company has all requisite limited liability company or other legal entity power and authority, and has taken all limited liability company or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary limited liability company consent and authorizations on the part of the Company, and no other limited liability company actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Company Unitholder Approvals. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general equitable principles (the “Enforceability Exceptions”)).
(b)   The execution, delivery and, subject to receipt of the Company Unitholder Approvals, performance of this Agreement and the Ancillary Agreements to which the Company is a party, and the consummation of the Transactions, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Company Group Organizational Documents or, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default or change of control under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company Group pursuant to, any Material Contract or Lease Document to which any Company Group Member is a party or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.02(a), under any Law to which the Company Group is subject (except Laws that are applicable due to the Company Group’s business, or the Contracts or licenses of the Company Group), except as disclosed on Schedule 4.02(b).

4.03   Governmental Approvals.    No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to any Company Group Member in connection with the execution and delivery by the Company of this Agreement or the consummation of the Transactions, except for (a) the pre-merger notification requirements under the HSR Act and (b) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
4.04   Capitalization.
(a)   Set forth on Schedule 4.04(a) is a true, correct and complete list of each holder of issued and outstanding Equity Securities (including notes and other securities convertible into Equity Securities) of each Company Group Member (other than Company Options and Company Unit Appreciation Rights) and the Equity Securities held by each such holder as of the date hereof. All of such outstanding Equity Securities have been duly authorized and are validly issued, fully paid and nonassessable. 96,800,000 Existing Company Common Units were reserved for issuance under the Company Plan as of the date of this Agreement. Each of the outstanding Equity Securities of each of the Company Group Members (1) is duly authorized, validly issued, fully paid and nonassessable, (2) was issued in compliance in all material respects with applicable Laws, (3) was not issued in breach or violation of any preemptive rights or Contract, and (4) is owned free and clear of any Lien.
(b)   Schedule 4.04(b) sets forth a Schedule of all holders of Company Options on an individual-by-individual and grant-by-grant basis, and provides the number of Company Options originally granted, the number of Company Options currently issued and outstanding, the grant date and exercise price associated with each Company Option, the vesting schedule and termination or expiration date of each Company Option and whether such Company Options are currently vested or unvested. Schedule 4.04(b) also sets forth a Schedule of all holders of Company Unit Appreciation Rights on an individual-by-individual and grant-by-grant basis, and provides the number of Company Unit Appreciation Rights originally granted, the number of Company Unit Appreciation Rights currently issued and outstanding, the grant date and strike price associated with each Company Unit Appreciation Right, the vesting schedule and termination or expiration date of each Company Unit Appreciation Right, and whether such Company Unit Appreciation Rights are currently vested or unvested. Except as set forth in Schedule 4.04(b), there are no preemptive or other outstanding rights, options, warrants, phantom interests, conversion rights, equity appreciation rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls or commitments of any kind that obligate any Company Group Member to issue or to sell any Equity Securities of such Company Group Member, or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any Equity Securities of any Company Group Member or to vote with the unitholders of any Company Group Member on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth in Schedule 4.04(b), no Company Group Member is party to any unitholders agreement, voting agreement or registration rights agreement relating to its Equity Securities.
(c)   The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.04(c), including, as of such date, a description of the capitalization of each such Subsidiary and the names of the record owners of all Equity Securities in each Subsidiary. As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any other Equity Securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any Equity Securities or obligations exercisable or exchangeable for or convertible into any Equity Securities, of such Person.
(d)   Each Company Option and Company Unit Appreciation Right as set forth on Schedule 4.04(b) (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Plan to which it was issued, (ii) has a grant date identical to the date on which the Company Board (or compensation committee thereof) took valid limited liability company action to grant such Company Option or Company Unit Appreciation Right, (iii) was granted with an exercise price or strike price no less than the fair market value of the underlying Existing Company Unit as of the grant date, (iv) was properly accounted for in all respects in accordance with GAAP.
(e)   The Company Common Units to be issued by the Company in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable (except as otherwise limited by the OLLCA), and will not be subject to any preemptive rights, free and clear of all Liens (other than restrictions on transfer under applicable Securities Laws and the A&R Company LLC Agreement).
4.05   Financial Statements; Internal Controls.
(a)   The audited statements of financial position, statements of comprehensive income, statements of changes in unitholders’ equity and statements of cash flows of the Company Group for each of the years ended December 31, 2020 and December 31, 2019 (collectively, the “Annual Financial Statements”), were prepared and audited in accordance with the standards, principles and practices specified therein and, subject thereto, in accordance with GAAP and applicable Law as at the Balance Sheet Date, except as otherwise noted therein. The unaudited statements of financial position, statements of comprehensive income, statements of changes in unitholders’ equity and statements of cash flows of the Company Group as of September 30, 2021 and for the nine-month period ended September 30, 2021 (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”) were prepared in accordance with the standards, principles and practices specified therein and, subject thereto, in accordance with GAAP and applicable Law as of the Balance Sheet Date, except as otherwise noted therein and for the absence of notes thereto as would be required by GAAP. Prior to the date hereof, true, complete and correct copies of the Financial Statements and, where applicable, the accompanying independent auditors’ reports have been made available to Acquiror.
(b)   The Financial Statements were derived from the books and records of the Company Group and prepared in accordance with GAAP, except as may be indicated in the notes thereto (and, in the case of the Interim Financial Statements, the absence of notes) and using in all material respects the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the consolidated financial statements of the Company Group since December 31, 2018. The Financial Statements fairly present in all material respects the assets, liabilities, cash flow and financial condition and results of operations of the Company Group as of the times and for the periods referred to therein. Since the Balance Sheet Date, the Company Group has not made any material change in the accounting practices or policies applied in the preparation of the Annual Financial Statements, except as required by applicable Law or GAAP.
(c)   The Company Group maintains a system of accounting and internal controls designed to provide reasonable assurances regarding the reliability of the financial reporting and the preparation of the financial statements of the Company Group in accordance in all material respects with GAAP. Except as set forth on Schedule 4.05(c), since December 31, 2018, the Company Group (including the Company Group’s personnel and, to the Knowledge of the Company, independent accountants who participated in the preparation or review of financial statements or the internal accounting controls employed by the Company Group) has not identified nor been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Group, (ii) any fraud, whether or not material, that involves management of the Company Group or any personnel involved in financial reporting or (iii) any written claim or allegation regarding any of the foregoing. The financial statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.
4.06   Compliance with Laws.
(a)   Each Company Group Member is conducting and, since December 31, 2017, has conducted its business in compliance in all material respects with all Laws applicable to it and the Company’s business, properties or other assets.

(b)   There is, and since December 31, 2017 there has been, no Action by, against or affecting any Company Group Member, or any Person for whose acts or defaults any Company Group Member may be vicariously liable, and no such Action is pending or, to the Knowledge of the Company, threatened, nor since December 31, 2017 has any Governmental Authority notified in writing any Company Group Member that it intends to conduct such an Action.
(c)   Since December 31, 2017, no Company Group Member has received any written notice (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any such applicable Law or (ii) requiring any Company Group Member to take or omit any material action to ensure compliance with any such applicable Law.
(d)   The Company Group possesses all permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, accreditations, waivers, identification numbers, exemptions of, or filings or registrations (excluding Intellectual Property registrations and certifications) with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of the Company Group and the operation of the Company Group’s business as currently conducted (the “Company Permits”), except where the failure to possess the same has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all such Company Permits are valid and in full force and effect, and there are no lawsuits or other proceedings pending before or, to the Knowledge of the Company, threatened by any Governmental Authority that seek the revocation, cancellation, suspension or adverse material modification thereof. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Company Group Member is in default, and, to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default, under the Company Permits.
4.07   Absence of Certain Changes or Events.   Since the Balance Sheet Date and except as expressly set forth on Schedule 4.07 and as required by this Agreement, (a) the Company Group has conducted its business in all material respects in the ordinary course of business, (b) the Company Group has not entered into any material transactions outside the ordinary course of business, (c) no action has been taken (or has been taken on its behalf) by the Company Group that would require consent under Section 6.01 if such action were taken during the Interim Period (other than for any such actions for which such consent has been received in accordance with Section 6.01) and (d) there has not been any change, effect, event, circumstance, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
4.08   No Undisclosed Liabilities.   Except (a) as disclosed, reflected or reserved against in the Financial Statements or the notes thereto, (b) for liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) as expressly permitted or contemplated by this Agreement or otherwise incurred in connection with the Transactions, (d) as disclosed on Schedule 4.08, (e) contingent liabilities under executory contracts and (f) for liabilities that have been discharged or paid in full in the ordinary course of business, as of the date hereof, the Company Group does not have any material liabilities of any nature, whether accrued, contingent or otherwise.
4.09   Information Supplied.   The information supplied in writing by the Company for inclusion in the Registration Statement and the Proxy Statement will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act and (b) in the case of the Proxy Statement, as of the date the Proxy Statement is first mailed to the Acquiror Stockholders and at the time of any meeting of the Acquiror Stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty or covenant with respect to: (a) statements made or incorporated by reference therein in any of the foregoing documents based on information supplied by Acquiror or its Affiliates for inclusion therein or (b) any projections or forecasts or forward looking statements included in the Registration Statement or Proxy Statement.

4.10   Litigation.
(a)   Except as set forth on Schedule 4.10(a), no Company Group Member nor, to the Knowledge of the Company, any of such Company Group Member’s officers, directors, managers, agents or employees, in their capacities as such, has been since December 31, 2017 or is the subject of or engaged in any material Action or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, and no such Action or dispute resolution process is pending or, to the Knowledge of the Company, threatened, in each case, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Company Group Member is, nor to the Knowledge of the Company, are any of such Company Group Member’s officers, directors, managers, agents or employees, in their capacities as such, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any material Actions.
(b)   No Company Group Member is a party to or subject to the provisions of any outstanding Governmental Order (except if generally applicable without any Company Group Member being named therein) that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
4.11   Contracts.
(a)   Schedule 4.11(a) sets forth a true and complete list as of the date hereof of the following types of Contracts to which any Company Group Member is a party or is bound (other than any Contracts under which no Company Group Member has any continuing or potential liability) (all such Contracts set forth on Schedule 4.11(a), or which are required to be so disclosed, the “Material Contracts”):
(i)   each Contract with consideration paid or payable to any Company Group Member of more than $500,000, in the aggregate, over any 12-month period;
(ii)   all Contracts with (or with obligations of any Company Group Member to) a Related Party;
(iii)   all broker, distributor, agency, sales promotion, market research, marketing consulting and advertising Contracts or arrangements that are material to the business of the Company Group;
(iv)   all Contracts (excluding Contracts for employment) with management and consultants;
(v)   all bonus and commission plans of the Company Group with a reasonably expected value in excess of $250,000 in any 12-month period;
(vi)   all Contracts involving the payment or payment of royalties or other amounts calculated based upon the revenues or income of any Company Group Member or income or revenues related to any Product of any Company Group Member to which any Company Group Member is a party;
(vii)   all Contracts evidencing Indebtedness for borrowed money in an amount greater than $500,000, and any pledge agreements, security agreements or other collateral agreements in which any Company Group Member granted to any person a Lien on any of the property or assets of any Company Group Member;
(viii)   all partnership, joint venture or similar agreement or arrangement, including as may be provided in any letter of intent, memorandum of understanding or agreement in principle;
(ix)   all Contracts, including any grant agreements with any economic development corporation, with any Governmental Authority to which any Company Group Member is a party, other than any Company Permits;
(x)   all Contracts that limit, or purport to limit, the ability of any Company Group Member to compete in any line of business or material business activity or with any Person or in any jurisdiction or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;
(xi)   all Contracts that result in any Person or entity holding a power of attorney from any Company Group Member;
(xii)   all leases or master leases of personal property reasonably likely to result in annual payments of $500,000 or more in a 12-month period;
(xiii)   any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money in excess of $500,000, or any guarantee of third party obligations in excess of $500,000, or any letters of credit, performance bonds or other credit support for any Company Group Member;
(xiv)   all Contracts for the employment or engagement of any employee, officer, director or other individual service provider that (A) provide for annualized base compensation in excess of $250,000 or (B) are not terminable by a Company Group Member on no more than 30 days’ notice and without liability to or financial obligation by such Company Group Member;
(xv)   any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization (each, a “CBA”);
(xvi)   all Contracts relating to the purchase of engineering or design services that involve more than $500,000, other than those Contracts that have been fully performed and under which no further services are due;
(xvii)   any engineering, procurement and construction contract, equipment supply agreement, services agreement, construction and operating management agreement or any other similar agreement with a value in excess of $500,000;
(xviii)   all Contracts involving use of any Company Intellectual Property required to be listed in Schedule 4.15(a), excluding (A) nondisclosure agreements entered into in the ordinary course of business by a Company Group Member; (B) Contracts between a Company Group Member and its customers entered into in the ordinary course of business in which the use of any such Company Intellectual Property is licensed on a non-exclusive basis; (C) Contracts between a Company Group Member and its vendors or suppliers entered into in the ordinary course of business in which the Company Group Member has granted a license to the supplier or vendor (i) to use the Company Group Member’s trademarks, service marks, or other source identifiers for purposes of indicating that the Company Group Member is a customer of the vendor or supplier; or (ii) to use any Company Intellectual Property for purposes of providing goods or services to the Company Group Member;
(xix)   Contracts which involve the license or grant of rights to any Company Group Member or to Company Intellectual Property by any Company Group Member, excluding (A) nondisclosure agreements entered into in the ordinary course of business by a Company Group Member; (B) licenses of commercially available and/or off-the-shelf Software (including Software provided as a service) or other standard or commercially available Intellectual Property licensed under shrinkwrap, clickwrap, online terms of use or service or other standard license terms with an aggregate annual license cost of $100,000 or less; (C) Contracts between a Company Group Member and its customers entered into in the ordinary course of business in which the use of any such Company Intellectual Property is licensed on a non-exclusive basis; (D) employee invention assignment and confidentiality agreements between a Company Group Member and its employees and/or independent contractors entered into by the Company Group Member in the ordinary course of business; and (E) Contracts between a Company Group Member and its vendors or suppliers entered into in the ordinary course of business in which the Company Group Member has granted a license to the supplier or vendor (i) to use the Company Group Member’s trademarks, service marks, or other source identifiers for purposes of indicating that the Company Group Member is a customer of the vendor or supplier; (ii) to use feedback, suggestions or ideas provided by the Company Group Member to the vendor or supplier in connection with the vendor’s or supplier’s provision of goods or performance of services to or for the Company Group Member; or (iii) to use any Company Intellectual Property for purposes of providing goods or services to the Company Group Member;
(xx)   all Contracts under which any Company Group Member has agreed to purchase goods or services from a vendor, supplier or other Person on a preferred supplier or “most favored supplier” basis;
(xxi)   all Contracts under which any Company Group Member has agreed to treat any customer on a “most favored” basis;
(xxii)   any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which any Company Group Member will have any material outstanding obligation after the date of this Agreement; and
(xxiii)   all Contracts for the development of Intellectual Property for the benefit of any Company Group Member (other than employee invention assignment and confidentiality agreements entered into on terms and conditions that are materially the same as the Company’s standard form of such agreement).
(b)   Except as set forth on Schedule 4.11(b), the Company Group (i) is not, nor has it received written or, to the Knowledge of the Company, oral notice that any other party to any Material Contract is, except as such may be limited the Enforceability Exceptions, in material violation or material breach of or material default (immediately or upon notice or lapse of time) under or (ii) has not waived or failed to enforce any material rights or material benefits under any Material Contract to which it is a party or any of its properties or other assets is subject. No Material Contract is the subject of a notice to terminate delivered or communicated in accordance with the terms of any Material Contract, except for any expiration of the term of a Material Contract following the date of this Agreement in accordance with its terms. Each Material Contract is in full force and effect and, subject to the Enforceability Exceptions, is legal, valid and binding on the applicable Company Group Member, and, to the Knowledge of the Company, each other party thereto, except as would not be material and adverse to such Company Group Member. Except as set forth on Schedule 4.11(b), there is no default under any such Material Contracts by the applicable Company Group Member, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by such Company Group Member, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not be material and adverse to such Company Group Member.
4.12   Employee Benefits.
(a)   Schedule 4.12(a) sets forth an accurate and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available, to the extent applicable, accurate and complete copies of (i) the current plan document, including all amendments thereto, (ii) a written description of such Company Benefit Plan if it is not set forth in a written document, (iii) the most recently prepared actuarial report, (iv) the most recent summary plan description together with all summaries of all material modifications thereto, (v) the most recent IRS determination or opinion letter, (vi) the related insurance policies, trust agreements or other funding arrangements, and (vii) the most recent IRS Form 5500 annual report (and all schedules thereto).
(b)   Each Company Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and is in material compliance with all applicable Laws. There is no pending or, to the Knowledge of the Company, threatened, Action or claim relating to or against any Company Benefit Plans (other than routine claims for benefits). All contributions, premiums and other payments that any Company Group Member is required to make with respect to any Company Benefit Plan have been fully and timely paid when due, and any such amounts not yet due have been paid or properly accrued. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a current favorable determination, advisory or opinion letter from the IRS, and nothing has occurred that would reasonably be expected to result in the loss of the qualification or tax exemption of any such Company Benefit Plan. No Company Group Member has incurred (whether or not assessed) any material Tax, penalty or other liability under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There is no unpaid liability for any nonexempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or any breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan.
(c)   No Company Benefit Plan is, and no Company Group Member sponsors, maintains, contributes to (or is required to contribute to), or has any current or contingent liability or obligation under or with respect to: (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject thereto) or a plan that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 210 of ERISA); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iv) a “multiemployer plan” (as defined in Section 3(37) of ERISA). No Company Benefit Plan provides, and no Company Group Member has promised to provide, any post-termination, post-ownership or retiree health or welfare benefits to any Person, other than (A) as required under Section 4980B of the Code or similar applicable Law for which the covered Person pays the full premium cost of coverage or which is paid pursuant to a government subsidy, (B) coverage through the end of the month of termination of employment or service (to the extent permitted under the terms of the applicable Company Benefit Plan), (C) disability benefits attributable to disabling events occurring at or prior to termination of employment or service, or (D) death benefits attributable to deaths occurring at or prior to termination of employment or service. No Company Group Member has any current or contingent liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.
(d)   Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, (alone or in conjunction with any other event) could result in (i) any entitlement by any current or former employee or individual service provider of any Company Group Member to any compensation or benefit, (ii) any increase in the amount, or acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any current or former employee or individual service provider of any Company Group Member, or (iii) the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).
(e)   Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.
(f)   No Company Group Member has any obligation to indemnify or gross-up any Person for any Tax under Section 4999 of the Code and Section 409A of the Code (or any corresponding provisions of state, local or non-U.S. Tax Laws).
4.13   Labor and Employment.
(a)   Except as set forth on Schedule 4.13(a), (i) no Company Group Member is a party to or bound by any CBA (including agreements with works councils and trade unions and side letters), and no employees of any Company Group Member are represented by any labor union, works council, or other labor organization with respect to their employment; (ii) in the past three years, no labor union, works council, other labor organization, or group of employees of any Company Group Member has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iii) to the Knowledge of the Company, in the past three years, there have been no actual or threatened organizing activities with respect to any employees of any Company Group Member, and no such activities are currently pending or, to the Knowledge of the Company, threatened; (iv) in the past three years, there has been no actual or, to the Knowledge of the Company, threatened strike, lockout, work stoppage, slowdown, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration or other material labor dispute against or affecting any Company Group Member, and no such dispute is currently pending or to the Knowledge of the Company, threatened; and (v) with respect to the Transactions, each Company Group Member has satisfied all notice, bargaining, consent, consultation or other obligations to its employees and employees’ representatives under applicable Law and any CBA or other Contract.
(b)   Each Company Group Member is, and since December 31, 2017 has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (collectively, the “WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, collective bargaining, employee leave issues, COVID-19, affirmative action and unemployment insurance.
(c)   To the Knowledge of the Company, no current or former employee or independent contractor of any Company Group Member is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to any Company Group Member; or (ii) owed to any third party with respect to such Person’s right to be employed or engaged by a Company Group Member. To the Knowledge of the Company, no current employee of any Company Group Member with annualized compensation at or above $150,000, has given notice to the Company that the employee intends to terminate his or her employment prior to the one year anniversary of the Closing.
(d)   Each Company Group Member has promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination or retaliation allegations of which any of them is or has been made aware in the past three years. With respect to each such allegation with potential merit, each Company Group Member has taken prompt corrective action that is reasonably calculated to prevent further improper action. No Company Group Member reasonably expects any material liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of such Company Group Member, that, if known to the public, would bring such Company Group Member into material disrepute.
(e)   No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of any Company Group Member (other than terminations of employees for performance reasons) has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. No Company Group Member has experienced any material employment-related liability with respect to COVID-19.
(f)   Except as would not result in material liability for the Company Group, the Company Group has fully and timely paid all (i) wages, salaries, wage premiums, commissions, overtime, bonuses, severance and termination payments, fees, and other compensation that has come due and payable to its current or former employees and independent contractors under applicable Laws, Contract or Company Group policy, and (ii) fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.
4.14   Taxes.
(a)   Each Company Group Member has timely filed with the appropriate Tax Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. Each Company Group Member has timely paid all material amounts of Taxes due and payable (whether or not shown on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Financial Statements.
(b)   Each Company Group Member has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and Tax information reporting, collection and retention and has, within the time and in the manner prescribed by applicable Laws, (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) timely remitted such amounts required to have been remitted to the appropriate Tax Authority.
(c)   No Company Group Member has (i) made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020 or (ii) applied for a loan under 15 U.S.C. 636(a)(36).
(d)   No claim, assessment, deficiency or proposed adjustment for any Tax has been asserted or assessed by any Tax Authority against any Company Group Member that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP. There is no Tax audit, examination or other Action of a Company Group Member presently in progress, and there are no waivers, extensions or written requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes or Tax Returns of any Company Group Member.
(e)   No Company Group Member is or has been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding the Existing Company LLCA or any commercial contract entered into in the ordinary course of business and not primarily related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group the common parent of which was the Company), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of U.S. state or local or non-U.S. Law).
(f)   The Company Group does not have any liability for Taxes of any other Person as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by operation of Law.
(g)   The Company Group will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the ordinary course of business; or (v) intercompany item under Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) or excess loss account under Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law).
(h)   There are no Liens for Taxes on any assets of the Company Group other than Permitted Liens.
(i)   No written claims have ever been made by any Tax Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company Group is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(j)   No Company Group Member has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Agreement that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
(k)   No Company Group Member has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to such Company Group Member at any earlier date than is required by applicable Law.
(l)   Each Company Group Member is, and has at all times since its formation been, properly classified as a partnership (and not as a publicly traded partnership within the meaning of Section 7704(b) of the Code) or disregarded entity for U.S. federal and applicable state and local income tax purposes.
4.15   Intellectual Property.
(a)   Schedule 4.15(a) contains a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications and (iii) copyright registrations, in each case that are owned by any Company Group Member (collectively, “Registered IP”), indicating for each item, as applicable, the registration or application number, the applicable filing jurisdiction and the date of filing or issuance. The Company Group exclusively owns all right, title, and interest in and to the Registered IP, free and clear of any Liens other than Permitted Liens. The Registered IP is subsisting and, excluding any Registered IP which is the subject of an application for registration or issuance, is valid and, to the Knowledge of the Company, enforceable, in each case, except as would not be material and adverse to the Company Group, taken as a whole.
(b)   The Company Group owns all right, title, and interest in and to or is licensed to use or otherwise has the right to use all Intellectual Property used in or necessary to the conduct of the business of the Company Group as currently conducted, free and clear of any Liens other than Permitted Liens, in each case, except as would not be material and adverse to the Company Group, taken as a whole. All Intellectual Property used in or necessary to the conduct of the business of the Company Group as currently conducted shall be owned or available for use by the Company Group immediately after the Closing on terms and conditions substantially the same as those under which any Company Group Member owned or used such Intellectual Property immediately prior to the Closing, in each case, except as would not be material and adverse to the Company Group, taken as a whole.
(c)   Except as set forth on Schedule 4.15(c), to the Knowledge of the Company (i) the operation of the business of the Company Group as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since December 31, 2017, has not infringed, misappropriated, diluted or otherwise violated, any third-party Intellectual Property and (ii) no third party infringes, misappropriates, dilutes or otherwise violates on the date of this Agreement, and no third party has infringed, misappropriated, diluted or otherwise violated since December 31, 2017, any Intellectual Property owned by the Company Group.
(d)   As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing (including “cease and desist” letters or invitations to take a license) against any Company Group Member (i) challenging the ownership, validity, registrability, patentability, or enforceability of the Intellectual Property owned by any Company Group Member (excluding office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (ii) asserting that any Company Group Member has infringed, misappropriated, diluted or otherwise violated any third-party Intellectual Property since December 31, 2017, in the case of each of clause (i) and (ii), except as would not be material and adverse to the Company Group, taken as a whole.
(e)   To the Knowledge of the Company, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of any Company Group Members, who have contributed to or participated in the conception and development of material Intellectual Property for any Company Group Member have entered into valid and binding proprietary rights agreements vesting ownership of such Intellectual Property in one or more Company Group Members.

4.16   Data Protection.
(a)   Since December 31, 2017, each Company Group Member (i) has been in compliance in all material respects with all Privacy Laws and (ii) has not been subject to any regulatory audits or, to the Knowledge of the Company, investigations by any Governmental Authority relating to Privacy Laws. Each Company Group Member has taken commercially reasonable steps to ensure that all Personal Information is protected in all material respects against loss and against unauthorized access, use, modification, disclosure or other use or misuse. To the Knowledge of the Company, since December 31, 2017, there has been no loss, theft or unauthorized access to or misuse of any Personal Information, in each case, that has resulted in, or is reasonably likely to result in, material liability to the Company Group, taken as a whole.
(b)   No Company Group Member has received any written requests, complaints or objections to its collection or use of Personal Information from any data protection authority or third party (including data subjects) that remains unresolved. To the Knowledge of the Company, no individual has been awarded compensation from any Company Group Member under any Privacy Laws, and no written claim for such compensation is outstanding.
(c)   No Company Group Member sells, rents or otherwise makes available to any Person any Personal Information, except in a manner that complies in all material respects with the applicable Privacy Laws. The execution, delivery and performance of this Agreement and the transactions contemplated herein comply, and will comply, in all material respects, with all Privacy Laws and other contractual commitments related to the privacy and security of Personal Information to which any Company Group Member is bound, except as would not be material and adverse to the Company Group, taken as a whole.
4.17   Information Technology.
(a)   The IT Systems: (i) operate and perform in material accordance with their documentation and functional specifications and otherwise as required by each Company Group Member for the operation of its business as currently conducted and (ii) to the Knowledge of the Company, are materially free from bugs and other defects, in each case, except as would not be material and adverse to the Company Group, taken as a whole.
(b)   The Company Group uses commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Systems used in the operation of the business of the Company Group from any unauthorized use, access, interruption, or modification. Such IT Systems (i) are sufficient for the immediate and currently anticipated future needs of the Company Group, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner, and (ii) are, to the Knowledge of the Company, in sufficiently good working condition to effectively perform all information technology operations. To the Knowledge of the Company, the IT Systems include a sufficient number of license seats for all Software as necessary for the operation of the business of the Company Group as currently conducted.
(c)   To the Knowledge of the Company, since December 31, 2017, there have been no unauthorized intrusions, failures, breakdowns, security breaches, continued substandard performance, or other adverse events affecting any such IT Systems that have caused any substantial disruption of or interruption in or to the use of such IT Systems or any unauthorized use, misappropriation, modification, encryption, corruption, disclosure, or transfer of any information or data contained therein, in each case, that has resulted in, or is reasonably likely to result in, material liability to the Company Group. The Company Group maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities in connection with the operation of the business of the Company Group, acts in compliance therewith, and has taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.
4.18   Real Property.
(a)   No Company Group Member owns any real property.

(b)   Schedule 4.18(b) contains a complete and accurate list by property, city, state and country, of all real property leasehold or subleasehold estates and other rights to possess or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company Group as of the date of this Agreement (the “Leased Company Properties”). The Company Group is the sole legal and beneficial owner of a leasehold or subleasehold interest in, or other right to possess or occupy, the Leased Company Properties.
(c)   Schedule 4.18(c) contains a complete and accurate list of all leases, subleases, licenses, concessions, and other Contracts, agreements and leasehold arrangements and all related supplemental documents (collectively, the “Lease Documents”) pursuant to which the Company Group leases, licenses, subleases or otherwise occupies any Leased Company Property on the date hereof. The Company has delivered to Acquiror a true and complete copy of each such Lease Document. No Company Group Member nor, to the Knowledge of the Company, any other party to any Lease Document is in material breach or material default under such Lease Document, and no event has occurred or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or acceleration of rent under such Lease Document, by a Company Group Member or, to the Knowledge of the Company, any other party thereto.
(d)   Each Lease Document is a written agreement in full force and effect, and, subject to the Enforceability Exceptions, is legal, valid, binding and enforceable against the Company Group Member that is a party to such Lease Document and, to the Knowledge of the Company, any other party to such Lease Document. The Company Group has paid the rent and all other sums that are due and payable under such Lease Documents and there are no significant arrears thereunder due and payable by the Company Group.
(e)   To the Knowledge of the Company, there exist no restrictions, covenants or encumbrances which encumber any of the Leased Company Properties and which prevent any of the Leased Company Properties from being used now or in the future for their current use or would prevent, or require consent from a third party as a result of, the consummation of the transactions contemplated by this Agreement or which would be material and adverse to the Company Group, taken as a whole.
(f)   No Company Group Member has at any time given any covenant or entered into any agreement in respect of any leasehold real property other than the Leased Company Properties in respect of which any material contingent liability of the Company Group remains as of the date of this Agreement. No Company Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Company Property or any portion thereof, and no Company Group Member has collaterally assigned or granted any other security interest in any Lease Document or any interest therein.
(g)   As of the date hereof, there are no material outstanding Actions to which any Company Group Member is a party in respect of any of the Leased Company Properties, other than nondelinquent real property assessments affecting the Leased Company Properties. As of the date of this Agreement, the Company Group’s possession and quiet enjoyment of the Leased Company Property under each Lease Document is not materially disturbed.
4.19   Corrupt Practices; Sanctions.
(a)   Since December 31, 2016, no Company Group Member nor any of such Company Group Member’s Representatives has directly or indirectly paid, received, offered or promised to pay or receive, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to or from any Person, including any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation of any Anti-Corruption Laws. Each Company Group Member (i) has instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which such Company Group Member operates and

(ii) has maintained such policies and procedures in force. To the Knowledge of the Company, no Government Official nor any of his or her immediate family members is an officer or director or owns any securities of any Company Group Member.
(b)   Since December 31, 2016, no Company Group Member nor any of its Representatives, to the Knowledge of any Company Group Member or any of their respective Representatives has, or is presently or has agreed to become, engaged in any conduct that violates any applicable Anti-Corruption Laws.
(c)   Since December 31, 2016, no Company Group Member nor any of its Representatives is currently or has been (i) a Sanctioned Person, (ii) conducting, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) or engaged in any dealings with or for the direct or indirect benefit of or on behalf of any Sanctioned Person or in any Sanctioned Country, (iii) engaging in any export, reexport, transfer or provision of any goods, Software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Ex-Im Laws, or (iv) otherwise in violation of any applicable Sanctions, Ex-Im Laws or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).
(d)   Since December 31, 2016, no Company Group Member has, in connection with or relating to the business of the Company Group, received from any Governmental Authority or any Person any written or, to the Knowledge of the Company, oral notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Control Laws or Anti-Corruption Laws. The Company Group maintains in effect written policies, procedures and internal controls, including an internal controls system, that are reasonably designed to prevent, deter and detect violations of applicable Trade Control Laws and Anti-Corruption Laws.
4.20   Insurance.
(a)   Schedule 4.20(a) sets forth a true and complete list of the material current insurance policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance and other material policies or binders maintained by the Company Group (the “Insurance Policies”). To the Knowledge of the Company, there are no events, circumstances or other liabilities that would reasonably be expected to give rise to a material claim under the Insurance Policies.
(b)   Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Insurance Policies are in full force and effect as of the date of this Agreement with respect to the Company Group, and the limits thereunder have not been impaired, exhausted or materially diminished.
(c)   As of the date hereof, no Company Group Member has received any written notice of cancellation of, a material premium increase (relative to others in the industry in which any Company Group Member operates) with respect to, or of a material alteration of coverage under, any Insurance Policy. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all of the Insurance Policies (i) are valid and binding in accordance with their terms, subject to Enforceability Exceptions and (ii) have not been subject to any lapse in coverage. There are no material claims related to the Company Group or the assets, business, operations, employees, officers and directors of the Company Group pending under any such Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights.
4.21   Competition and Trade Regulation.
(a)   In the past five years, the Company Group has been and is currently in compliance with relevant Sanctions and export control Laws and regulations in jurisdictions in which the Company

Group does business or to which the Company Group is otherwise subject, including the United States International Traffic in Arms Regulations, the Export Administration Regulations and United States Sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control. The Company Group also has policies and procedures in place designed to ensure compliance with the applicable trade sanctions Laws and are following such policies and procedures in all material respects.
(b)   Each Company Group Member is in compliance with all applicable Antitrust Laws in all material respects. No Company Group Member is nor since December 31, 2017 has such Company Group Member been a party to any agreement or arrangement with a Governmental Authority under any Antitrust Laws in any jurisdiction in which the Company Group has assets or carries on or intends to carry on business.
4.22   Environmental Matters.   Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:
(a)   the Company Group is, and since December 31, 2017, except as set forth on Schedule 4.22(a), has been, in compliance in all respects with all Environmental Laws and all Company Permits required under Environmental Laws in connection with the operation of the Company Group’s business or ownership or operation of the Leased Company Properties, which Company Permits have been obtained by the Company Group and are current and valid;
(b)   there are no Actions or Governmental Orders pending, or to the Knowledge of the Company, threatened, against the Company Group, nor, to the Knowledge of the Company, has the Company Group received any written notification of or otherwise been made aware of, any actual or alleged violation of, or liability under, Environmental Laws;
(c)   the Company Group (or any other Person to the extent giving rise to liability for the Company Group) has not manufactured, generated, treated, stored, disposed or arranged for disposal of, transported, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Material under circumstances or in quantities that violate Environmental Laws or which would reasonably be expected to give rise to liability for the Company Group pursuant to Environmental Laws; and
(d)   the Company has furnished to the Acquiror copies of all material environmental reports, assessments and audits in its possession or reasonable control relating to the Company Group’s compliance with Environmental Laws or the environmental condition of the real property operated or leased by the Company Group in connection with its business.
4.23   Customers and Suppliers.
(a)   Schedule 4.23(a) sets forth a true, correct and complete list, as of the date of this Agreement, of the 10 largest customers of the Company Group (each, a “Material Customer”), during each 12 month period ended as of December 31, 2020, December 31, 2019 and December 31, 2018, in each case measured by the amount of revenue received by any Company Group Member during such period. Except as set forth on Schedule 4.23(a), as of the date hereof, no Company Group Member has since December 31, 2017 received any written, or to the Knowledge of the Company, oral notice that any Material Customer has cancelled, materially decreased or otherwise materially modified, or intends to cancel, materially decrease or otherwise materially modify, its relationship with any Company Group Member or its purchase of Products.
(b)   Schedule 4.23(b) sets forth a complete and correct list, as of the date of this Agreement, of the 10 largest vendors, suppliers, service providers and other similar business relations of the Company Group (each, a “Material Vendor”) during each 12 month period ended as of December 31, 2020, December 31, 2019 and December 31, 2018 in each case measured by the amount of expenditure by any Company Group Member during such period. Except as set forth in Schedule 4.23(b), as of the date hereof, no Company Group Member has since December 31, 2017 received any written, or to the Knowledge of the Company, oral notice that any Material Vendor has cancelled, terminated or otherwise materially modified, or intends to cancel, terminate or otherwise materially modify its relationship with any Company Group Member.
4.24   Brokers.   No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 4.24, the fees and expenses of which will be paid by the Company Group pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Company Group Member.
4.25   U.S. Nuclear Regulatory Matters.
(a)   No Company Group Member has operated or is currently operating any “utilization facility,” as defined in the Atomic Energy Act and the regulations of the NRC thereunder, whether or not owned, in whole or part, by any Company Group Member. Further, no Company Group Member possesses a license from the NRC for the construction or operation, or construction and operation, of any utilization facility.
(b)   No Company Group Member currently holds or requires any license for the possession or use of nuclear materials, whether such materials are classified as “source materials,” “special nuclear materials,” or “byproduct materials” pursuant to the Atomic Energy Act and the regulations of the NRC thereunder.
(c)   Each Company Group Member is in compliance with all applicable Laws relating to the design, licensing, construction and operation of “utilization facilities,” as defined in the Atomic Energy Act and the regulations of the NRC thereunder. No Company Group Member is subject to any Law that could prevent or materially inhibit the Company Group’s ability to design, license, or construct any such facilities, and the execution, delivery and performance by the Company Group of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, shall not cause the Company Group or any Company Group Member to become subject to any such Law.
4.26   Affiliate Agreements.   Except as set forth on Schedule 4.26, no Company Group Member is party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any Company Group Member, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent or more of the capital stock or equity interests of the Acquiror, Merger Sub or any Company Group Member or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.
4.27   No Other Representations or Warranties.   The representations and warranties made by the Company in this Article IV are the exclusive representations and warranties made by the Company Group, its Affiliates and their respective Representatives. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, to the accuracy or completeness of any information regarding the Company available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. For the avoidance of doubt, the Company Group, its Affiliates and each of their respective Representative has not made and does not make any express or implied representation or warranty, either written or oral, with respect to the Company Group. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to the other parties hereto, and shall have no liability in respect of, with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company Group or (b) any oral or, except for the representations and warranties expressly made by the Company in this Article IV, written information made available to the other parties hereto in the course of their evaluation of the Company and the negotiation of this Agreement or in the course of the Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB
Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the Acquiror SEC Reports filed or furnished by Acquiror on or before December 12, 2021 (excluding (i) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors” or “Forward-Looking Statements” and other disclosures that are predictive, cautionary or forward looking in nature and (ii) any exhibits or other documents appended thereto), each of Acquiror and Merger Sub represents and warrants to the Company as follows:
5.01   Organization, Standing and Corporate Power.
(a)   Acquiror is an entity duly incorporated validly existing and in good standing under the Laws of its jurisdiction of formation, and has all requisite legal entity power and authority to carry on its business as now being conducted. Acquiror is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not have an Acquiror Material Adverse Effect.
(b)   Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of Delaware, with full legal entity power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.
(c)   Acquiror has provided to the Company a true, complete and correct copy of the Acquiror Organizational Documents and, other than as contained in the Acquiror SEC Reports, there are no other Contracts which would amend, supplement or relate to the subject matters described in the Acquiror Organizational Documents.
5.02   Corporate Authority; Approval; Non-Contravention; Government Approvals.
(a)   Each of Acquiror and Merger Sub has the requisite corporate or other legal entity power and authority, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of Acquiror and Merger Sub, and no other corporate or other actions on the part of Acquiror or Merger Sub are necessary to authorize the execution and delivery by Acquiror or Merger Sub of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Acquiror Stockholder Approvals. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms (subject to the Enforceability Exceptions).
(b)   The execution, delivery, and performance of this Agreement and the Ancillary Agreements to which Acquiror and/or Merger Sub is a party, and the consummation of the Transactions, and (in the case of Acquiror) subject to receipt of the Acquiror Stockholder Approvals, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents or any organizational documents of Merger Sub or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Acquiror, Merger Sub or any of their Affiliates pursuant to, any Contract to which Acquiror, Merger Sub or any of their Affiliates is a party or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.02(a), under any Law to which Acquiror, Merger Sub or any of their Affiliates is subject, except (in the case of clause (ii) above) for such violations, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to materially impair, delay or prohibit the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(c)   No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery by Acquiror or Merger Sub of this Agreement or the consummation of the Transactions contemplated by this Agreement or the Ancillary Agreements, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not have an Acquiror Material Adverse Effect.
5.03   Compliance with Laws.   Acquiror and Merger Sub are, and since their respective dates of incorporation, have been, operating in all material respects in a manner that is customary for businesses similar to Acquiror and Merger Sub, and each of Acquiror and Merger Sub is conducting and, since their respective dates of incorporation, has conducted its business in material compliance with all Laws, and no written notices have been received by either Acquiror or Merger Sub from any Governmental Authority or any other Person alleging an uncured material violation of any Law.
5.04   Employee Benefit Plans.   Except as may be contemplated by the Acquiror Equity Plan Proposal, neither Acquiror nor Merger Sub maintains or contributes to any Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, stockholder, director, officer or employee of Acquiror or Merger Sub, or (ii) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of Acquiror or Merger Sub to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.
5.05   Financial Ability; Trust Account.
(a)   As of the date hereof, there is at least $232,300,000 invested in a trust account at Morgan Stanley Smith Barney LLC (the “Trust Account”), with Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated November 23, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the Knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the Knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. To the Knowledge of Acquiror, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Acquiror Organizational Documents and Acquiror’s final prospectus, dated November 23, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the Knowledge of Acquiror, threatened with respect to the Trust Account. Since November 24, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement and for the period from August 16, 2021 to October 14, 2021 in connection with Acquiror’s prior business combination transaction, upon the termination of which, such funds were promptly returned to the Trust Account). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder.
(b)   As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.
(c)   As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.
5.06   Taxes.
(a)   Acquiror is, and has at all times since its date of formation been, treated as a corporation for U.S. federal income tax purposes, and Merger Sub is, and has at all times since its date of formation been, treated as a disregarded entity for U.S. federal income Tax purposes.
(b)   Each of Acquiror and Merger Sub has timely filed with the appropriate Tax Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. Each of Acquiror and Merger Sub has timely paid all material amounts of Taxes due and payable (whether or not shown on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(c)   Each of Acquiror and Merger Sub, as applicable, has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and Tax information reporting, collection and retention and has, within the time and in the manner prescribed by applicable Laws, (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) timely remitted such amounts required to have been remitted to the appropriate Tax Authority.
(d)   Neither Acquiror nor Merger Sub has (i) made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020 or (ii) applied for a loan under 15 U.S.C. 636(a)(36).
(e)   No claim, assessment, deficiency or proposed adjustment for any Tax has been asserted or assessed by any Tax Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(f)   There is no Tax audit, examination or other Action of Acquiror or Merger Sub presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.
(g)   Neither Acquiror nor Merger Sub is or has been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group the common parent of which was the Company), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of U.S. state or local or non-U.S. Law).

(h)   Acquiror and Merger Sub do not have any liability for Taxes of any other Person as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by operation of Law.
(i)   Acquiror and Merger Sub will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the ordinary course of business; or (v) intercompany item under Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) or excess loss account under Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law).
(j)   There are no Liens for Taxes on any assets of either Acquiror or Merger Sub other than Permitted Liens.
(k)   No written claims have ever been made by any Tax Authority in a jurisdiction where Acquiror and Merger Sub do not file Tax Returns that the Company Group is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.
(l)   Neither Acquiror nor Merger Sub has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Agreement that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
(m)   To the Knowledge of Acquiror, no facts or circumstances exist that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.
5.07   Brokers.   No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 5.07, the fees and expenses of which will be paid by Acquiror or Merger Sub pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror, Merger Sub or any of their Affiliates.
5.08   Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.
(a)   Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since November 23, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except as disclosed in Schedule 5.08(a), the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.
(b)   Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s management, including its principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as disclosed in Schedule 5.08(b), such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.
(c)   Acquiror has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Except as disclosed in Schedule 5.08(c), such internal control over financial reporting is sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.
(d)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(e)   Except as disclosed in the Schedule 5.08(e), neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in Acquiror’s internal control over financial reporting, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or Acquiror’s internal control over financial reporting or (iii) any claim or allegation regarding any of the foregoing.
(f)   Acquiror does not have any past due liability relating to the PCAOB issuer accounting support fee.
(g)   To the Knowledge of Acquiror, as of the date hereof, there are no outstanding comments from the SEC with respect to the Acquiror SEC Reports. To the Knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
5.09   Business Activities; Absence of Changes.
(a)   Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had an Acquiror Material Adverse Effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.
(b)   Other than Merger Sub, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.
(c)   Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03), (ii) as set forth on Schedule 5.09(c) and (iii) with respect to fees and expenses of Acquiror’s legal, financial and other advisors, Acquiror is not party to any Contract with any other Person that would require payments by Acquiror in excess of $150,000 in the aggregate with respect to any individual Contract or when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03) and Contracts set forth on Schedule 5.09(c)).
(d)   There is no liability, debt or obligation against Acquiror or Merger Sub, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet as of December 31, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and Merger Sub, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period December 31, 2020 in the ordinary course of the operation of business of the Acquiror and Merger Sub (other than any such liabilities as are or would be, in the aggregate, material to Acquiror and Merger Sub, taken as a whole) or (iii) disclosed in Schedule 5.09(d).
(e)   Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects which have not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.
(f)   Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(g)   Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(h)   (i) Since the date of Acquiror’s incorporation, there has not been any change, development, condition, occurrence, event or effect relating to the Acquiror or Merger Sub that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect and (ii) from November 23, 2020 through the date of this Agreement, Acquiror and Merger Sub have not taken any action that would require the consent of the Company pursuant to Section 7.03 if such action had been taken after the date hereof.
5.10   Information Supplied; Registration Statement.   None of the information supplied or to be supplied by the Acquiror or Merger Sub for inclusion in the Registration Statement (together with any amendments or supplements thereto) will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading at the time such information is filed, submitted or made publicly available with the SEC; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to the Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.
5.11   Litigation.   As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of the Acquiror, threatened against the Acquiror or, to the Knowledge of the Acquiror, any director, officer or employee of the Acquiror (in their capacity as such) and since the Acquiror’s date of incorporation there have not been any such material Actions. There are no material Actions pending or threatened by Acquiror against any other Person.
5.12   No Outside Reliance.   Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV or any certificate delivered in accordance with Section 9.02(b), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. Without limiting the generality of the foregoing, it is understood that any cost or other estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its Representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or Representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement or any certificate delivered in accordance with Section 9.02(b). Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with Section 9.02(b), with all faults and without any other representation or warranty of any nature whatsoever.
5.13   Capitalization.
(a)   As of the date hereof, the authorized capital stock of Acquiror consists of (i) 300,000,000 Acquiror Class A Shares, of which (A) 23,000,000 Acquiror Class A Shares are issued and outstanding as of the date of this Agreement and (B) 20,400,000 Acquiror Warrants are issued and outstanding as of the date of this Agreement, (ii) 30,000,000 Acquiror Old Class B Shares, par value $0.0001, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement and (iii) 1,000,000 preference shares of the Acquiror, par value $0.0001, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding Acquiror Class A Shares and Acquiror Warrants (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, (3) were not issued in breach or violation of any preemptive rights or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the Schedule 5.13(a) with respect to certain Acquiror Class A Shares held by the Sponsor.
(b)   Except for this Agreement, the Acquiror Warrants, Acquiror Old Class B Shares and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Class A Shares or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in Schedule 5.13(b) or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror Stockholders may vote. Except as disclosed in Schedule 5.13(b), Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Class A Shares or any other equity interests of Acquiror. Other than Merger Sub, Acquiror does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will not be waived on or prior to the Closing Date.

(c)   All of the issued and outstanding Equity Securities of Merger Sub are held by Acquiror as of the date of this Agreement. All outstanding Equity Securities of such Merger Sub are validly issued, fully paid and non-assessable, and are not subject to preemptive rights or any other Liens (other than Liens arising pursuant to applicable Securities Laws).
(d)   Subject to approval of the Proposals, the shares of Acquiror New Class B Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable under Delaware Law, and will not be subject to any preemptive rights of any other shareholder of Acquiror and will be capable of effectively vesting in the Company Unitholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).
5.14   NASDAQ Stock Market Quotation.   The issued and outstanding shares of Acquiror Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SV”. Acquiror is in compliance in all material respects with the rules of NASDAQ and there is no action or proceeding pending or, to the Knowledge of Acquiror, threatened against Acquiror by NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Shares or terminate the listing of Acquiror Class A Shares on NASDAQ. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Shares or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.
5.15   Affiliate Agreements.   Except as set forth on Schedule 5.15, neither of the Acquiror nor Merger Sub is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of either of the Acquiror or Merger Sub, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent or more of the capital stock or equity interests of Acquiror or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).
5.16   Corrupt Practice.
(a)   Since their respective dates of incorporation, to the Knowledge of Acquiror, neither Acquiror nor Merger Sub, nor any of their respective Representatives, have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect any Anti-Corruption Laws.
(b)   Since their respective dates of incorporation, neither Acquiror nor Merger Sub nor, to the Knowledge of Acquiror, any of their respective Representatives, has, or is presently or has agreed to become, engaged in any conduct that violates in any material respect any applicable Anti-Corruption Laws.
(c)   Since their respective dates of incorporation, neither Acquiror nor Merger Sub is conducting or has conducted, directly or to the Knowledge of the Acquiror, indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or to the Knowledge of the Acquiror, indirect benefit of or on behalf of a person or entity:
(i)   named as a “specially designated national and blocked person” on the most current Specially Designated Nationals and Blocked Persons List maintained by OFAC or with whom it would be prohibited for Acquiror or Merger Sub to engage in transactions or dealings under any of the sanctions programs of the United States administered by OFAC which would be applicable to the relevant transaction, in violation of applicable Sanctions; or

(ii)   which is the subject of or otherwise targeted by, or is located or organized in any country or territory that is subject to, any such sanctions which would be applicable to the relevant transaction, in violation of applicable Sanctions.
5.17   PIPE Investment Amount; Subscription Agreements.   Acquiror has delivered to the Company true, correct and complete copies of each of the fully executed Subscription Agreements pursuant to which the Subscribers have committed, subject to the terms and conditions therein, to purchase at least 21,300,000 shares of Acquiror Common Stock in the aggregate for an aggregate amount equal to $211,000,000 (the “PIPE Investment Amount”). Each of the Subscription Agreements is in full force and effect and is legal, valid and binding upon the Acquiror, enforceable in accordance with its terms. Each such Subscription Agreement provides that the Company is a third-party beneficiary thereunder, entitled to enforce such agreements against the Subscriber. None of the Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the Knowledge of Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by any Subscriber party thereto in any respect. As of the date hereof, there are no Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. Acquiror has, and to the Knowledge of Acquiror, each Subscriber has, complied with all of its obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in the Subscription Agreements. To the Knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of Acquiror or the Subscribers, (b) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or each Subscriber or (c) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied result in any portion of the amounts to be paid by the Subscribers in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.
5.18   No Other Representations or Warranties.   The representations and warranties made by Acquiror and Merger Sub in this Article V are the exclusive representations and warranties made by Acquiror, Merger Sub, their Affiliates, and their respective Representatives. Except for the representations and warranties contained in this Article V, neither Acquiror nor Merger Sub, nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquiror or Merger Sub, to the accuracy or completeness of any information regarding Acquiror or Merger Sub available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. Without limiting the foregoing, neither Acquiror nor Merger Sub, nor any other Person, makes or has made any representation or warranty to the other parties hereto with respect to, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to Acquiror or Merger Sub or (b) any oral or, except for the representations and warranties expressly made by Acquiror or Merger Sub in this Article V, written information made available to the other parties hereto in the course of their evaluation of Acquiror and Merger Sub and the negotiation of this Agreement or in the course of the Transactions.
ARTICLE VI
COVENANTS OF THE COMPANY
6.01   Conduct of Business.   From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall

(and shall cause each other Company Group Member to), except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice in all material respects, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company Group, and maintain the existing relations and goodwill of the Company Group with the Company Group’s customers, suppliers, distributors and creditors, as well as with the NRC and any analogous Governmental Authority outside of the United States and (iii) use commercially reasonable efforts to keep available the services of the present officers of the Company Group; provided, that, in the case of each of the preceding clauses (i)-(iii), the Company may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (A) to protect the health and safety of the Company Group’s employees and other individuals having business dealings with the Company Group or (B) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that to the extent that any Company Group Member took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, such Company Group Member resumes conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not (and shall cause each other Company Group Member not to) during the Interim Period:
(a)   change or amend the Company Group Organizational Documents;
(b)   declare, make or pay any dividend or other distribution (whether in cash, equity or property) to its members or repurchase or redeem any of its equity interests;
(c)   create, allot, issue, redeem or repurchase or agree to create, allot, issue, redeem or repurchase any Equity Securities or other securities of whatsoever nature convertible into Equity Securities (or any option to subscribe for the same) of any Company Group Member, except pursuant to the exercise of Company Options outstanding as of the date hereof;
(d)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Securities, other than redemptions of Equity Securities from former employees in the ordinary course of business consistent with past practice upon the terms set forth in the underlying agreements governing such Equity Securities;
(e)   enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Material Contract or Lease Document (or any Contract, that if existing on the date hereof, would be a Material Contract or Lease Document), other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such Contracts in the ordinary course of business consistent with past practice;
(f)   enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Contract or other arrangement to which any Company Group Member, on one hand, and a Company Unitholder or its Affiliate, on the other hand, are parties, except as set forth on Schedule 6.01(f);
(g)   sell, transfer, lease, pledge, license or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of any Company Group Member (including Company Intellectual Property and Company Software) to any Person that is not a Company Group Member, except for sales of inventory in the ordinary course of business consistent with past practice, other than (i) as set forth on Schedule 6.01(f), (ii) Permitted Liens or (iii) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice (including performance and warranty bonds for the benefit of customers) and that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole;
(h)   intentionally permit any material item of Owned Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Owned Intellectual Property;
(i)   except as set forth on Schedule 6.01(i) or as otherwise required pursuant to the terms of a Company Benefit Plan in effect on the date of this Agreement and set forth on Schedule 4.12(a) or applicable Law, (i) grant or promise to grant any increase or decrease in compensation, benefits or severance to any current or former employee, officer, director or other individual service provider of the Company Group, except in the ordinary course of business and consistent with past practice, (ii) except for changes to health or welfare benefit plans (other than severance arrangements) in connection with annual renewals in the ordinary course of business, adopt, enter into, amend, modify, or terminate any Company Benefit Plan, any benefit or compensation plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect as of the date hereof, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which any Company Group Member is a party or by which it is bound, (iii) grant, provide or promise to grant or provide any severance or termination payments, incentive compensation, deferred compensation, equity or equity-based compensation, or transaction, retention or change in control payments or benefits to any current or former director, employee, officer or other individual service provider of the Company Group, except in the ordinary course of business and consistent with past practice, (iv) accelerate the timing, vesting or payment of any compensation or benefit payable to any current or former employee or individual service provider of the Company Group, except in the ordinary course of business and consistent with past practice, (v) hire, engage, terminate (other than for cause), furlough, or temporarily layoff any employee or independent contractor of the Company Group with annualized compensation in excess of $250,000, (vi) terminate, negotiate, modify, extend, or enter into any CBA, or recognize or certify any labor union, works council, labor organization, or group of employees as the bargaining representative for any employees of the Company Group, (vii) implement or announce any employee layoffs, plant closings, reductions-in-force, furloughs, temporary layoffs, reduction in terms and conditions of employment, or other actions that could implicate the WARN Act or any similar Laws, or (viii) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor with annualized compensation in excess of $250,000;
(j)   acquire (including by merger or consolidation with), or merge or consolidate with, or purchase a material portion of the assets or equity of, any Person or division thereof;
(k)   enter into any joint venture;
(l)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Group Member (other than the transactions contemplated by this Agreement);
(m)   make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $2,500,000, other than any capital expenditure (or series of related capital expenditures) consistent with the Company’s annual capital expenditure budget for periods following the date hereof, as set forth on Schedule 6.01(m), and made available to Acquiror prior to the date hereof;
(n)   make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any material Tax Return in a manner inconsistent with past practices in any material respect, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes, incur any material liability for Taxes outside the ordinary course of business, or enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes);
(o)   initiate, waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice and where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $1,000,000 in the aggregate;
(p)   incur, issue, assume, guarantee, endorse or otherwise become responsible for any Indebtedness, or make any loans or advances, or intentionally grant any security interest in any assets, or in any material respect, modify any Indebtedness, other than intercompany Indebtedness or except in the ordinary course of business consistent with past practice;
(q)   make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;
(r)   enter into any material new line of business outside of the business currently conducted by, or contemplated to be conducted by and set forth on Schedule 6.01(r), the Company Group as of the date of this Agreement;
(s)   fail to maintain the Company Permits;
(t)   make any material change in financial accounting methods, principles or practices, except insofar as may be required by a change in, or a new application of, GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;
(u)   voluntarily fail to maintain, cancel or materially change coverage under, in a manner detrimental to the Company Group, taken as a whole, any Insurance Policy maintained with respect to the Company Group Members and their assets and properties;
(v)   voluntarily terminate or fail to diligently pursue any design certification, pre-application, application or standard design approval activities at the NRC or analogous proceedings with any Governmental Authority outside of the United States;
(w)   fail to maintain the Leased Company Properties in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted;
(x)   issue any additional Equity Securities pursuant to (i) the Agreement to Convert Debt into Equity, dated March 3, 2014, by and between the Company and Enercon Services, Inc., as amended by Amendment No. 1 to Agreement to Convert Debt to Equity dated November 16, 2015, (ii) the Agreement to Convert Debt into Equity, dated April 26, 2012, by between the Company and ARES Corporation, and (iii) the Strategic Supplier Agreement dated May 5, 2016 between the Company and Weed Instrument Co., dba Ultra Electronics Nuclear Sensors and Process Instrumentation; and
(y)   enter into any agreement or undertaking to do any action prohibited under this Section 6.01.
6.02   Inspection.   Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to a Company Group Member by third parties that may be in a Company Group Member’s possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (b) in the judgment of legal counsel (including in-house counsel) of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable

Law or the Company’s documented security clearance policy currently in place or confidentiality obligations to which a Company Group Member is bound, the Company shall afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company Group, to all of the properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company Group, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company Group and that are in the possession of the Company Group as such Representatives may reasonably request; provided, that such access shall not include any invasive or intrusive investigations or other testing, sampling or invasive analysis of any properties, facilities or equipment of the Company Group without the prior written consent of the Company. Acquiror shall coordinate its access rights pursuant to Section 6.02 with the Company to reasonably minimize any inconvenience to or interruption of the conduct of the business of the Company Group. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.
6.03   HSR Act and Regulatory Approvals.    In connection with the transactions contemplated by this Agreement, the Company shall file promptly but in no event later than 10 Business Days after the date hereof, the notification required from the Company under the HSR Act. The Company shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Acquiror as promptly as reasonably practicable all information required for any application or other filing required to be made by Acquiror pursuant to any Antitrust Law. The Company shall (a) substantially comply with any Information or Document Requests and (b) if available, request early termination of any waiting period under the HSR Act. The Company shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted. The Company shall promptly notify the Acquiror of any substantive communication with any Governmental Authority or third party with respect to the transactions contemplated by this Agreement, and to the extent permitted, furnish to Acquiror, upon written request, copies of any notices or written communications received by the Company or any of its Affiliates with respect to the transactions contemplated by this Agreement, and to the extent permitted, the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by any Company Group Member to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed). The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between any Company Group Member or any of their Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel (including in-house counsel) of the Company, and to remove competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to the Acquiror under this Section 6.03 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company Group to, and the Company Group shall not, without the prior written consent of the Acquiror or Merger Sub, agree or otherwise be required to, take any action with respect to the Company Group, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company Group, or any interest therein.

6.04   No Claim Against the Trust Account.   The Company acknowledges that the Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, , that Acquiror has established the Trust Account for the benefit of Acquiror’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further agrees that the Acquiror’s sole assets consist of the cash proceeds of the Acquiror’s initial public offering and private placements of its securities, and substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of termination of this Agreement, another Business Combination, are or is not consummated by May 27, 2022 or such later date as approved by the Acquiror Board to complete a Business Combination, Acquiror will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself, each other Company Group Member and its and their respective Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, provided that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate redemptions of any shares of Acquiror and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). This Section 6.04 shall survive the termination of this Agreement for any reason.
6.05   Proxy Solicitation; Other Actions.
(a)   The Company agrees to use reasonable best efforts to provide Acquiror, as soon as reasonably practicable after the date hereof and, in any event, no later than December 19, 2021, audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of unitholders’ equity of the Company as of and for the years ended December 31, 2019 and December 31, 2020, audited in accordance with the standards of the Public Company Accounting Oversight Board, and unaudited interim financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of unitholders’ equity of the Company as of and for the quarters ended September 30, 2020 and September 30, 2021, in each case, prepared in accordance with GAAP and Regulation S-X. The Company shall be available to, and the Company shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.
(b)   From and after the date on which the Registration Statement becomes effective under the Securities Act until the Closing Date, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company Group or of any development regarding the Company Group, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.05 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.
6.06   Non-Solicitation.
(a)   From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, except as disclosed in Schedule 6.06, the Company shall not, and shall cause the other Company Group Members and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly:
(i)   initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;
(ii)   engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;
(iii)   approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;
(iv)   execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or
(v)   resolve or agree to do any of the foregoing.
(b)   Except as disclosed in Schedule 6.06, the Company also agrees that immediately following the execution of this Agreement it shall, and shall cause the other Company Group Members and use its reasonable best efforts to cause its and their respective Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring any Company Group Member (and with whom any Company Group Member has had contact in 12 months prior to the date of this Agreement regarding the acquisition of any Company Group Member) to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of any Company Group Member. The Company shall promptly (and in any event within two Business Days) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer. The Company shall promptly (and in any event within two Business Days) keep Acquiror informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by any Company Group Member or its Representatives). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.06 by any Company Group Member or of any other Company Group Member’s Representatives acting on the Company’s behalf, shall be deemed to be a breach of this Section 6.06 by the Company.
6.07   Cooperation under the Credit Documents.
(a)   During the Interim Period, (i) the Company shall not terminate any commitments under the Credit Documents without the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned or delayed), and (ii) the Company shall maintain in effect and comply with, in all respects, the terms of the Credit Documents, in each case, as in effect on the date hereof, in accordance with the terms and subject to the conditions thereof.
(b)   At least three (3) Business Days prior to the Closing Date, the Company shall obtain and deliver to Acquiror a fully executed and effective copy of a payoff letter with respect to the Fluor Line of Credit Note (the “Fluor Payoff Letter”) in form and substance reasonably acceptable to Acquiror.
(c)   The Company shall obtain and deliver to Acquiror all documentation necessary to convert the balance of the Fluor Convertible Note into Equity Securities of the Company on or prior to the Closing in accordance with the terms thereof and to extend the maturity of the Fluor Convertible Note to the Termination Date.
ARTICLE VII
COVENANTS OF ACQUIROR
7.01   HSR Act and Regulatory Approvals.
(a)   In connection with the transactions contemplated by this Agreement, Acquiror shall file promptly but in no event later than 10 Business Days after the date hereof, the notification required from Acquiror or any of its Affiliates under the HSR Act. Acquiror shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Company as promptly as reasonably practicable all information required for any application or other filing required to be made by the Company pursuant to any Antitrust Law. Acquiror shall substantially comply with any Information or Document Requests.
(b)   If available, Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.
(c)   Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger; provided that notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate (i) Acquiror to take any actions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect the Acquiror’s or the Company’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Acquiror or the Company or (ii) Acquiror or any other Person to take any actions with respect to Acquiror’s Affiliates, the Sponsor, the Subscriber, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsor, the Subscriber or any portfolio company (as such this term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, Sponsor or of any such investment fund or investment vehicle.
(d)   Acquiror shall promptly notify the Company of any substantive communication with, and to the extent permitted, furnish to the Company upon request copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and to the extent permitted, Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed communications by Acquiror or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Acquiror agrees to provide, to the extent permitted by the applicable Governmental Authority, the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of Acquiror, and to remove competitively sensitive material; provided, that the Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”
(e)   Acquiror and the Company shall each bear 50% of all filing fees or similar fees payable to any Governmental Authority (including the Regulatory Consent Authorities) in connection with the transactions contemplated by this Agreement.
7.02   Indemnification and Insurance.
(a)   From and after the Effective Time, Acquiror and the Surviving Company shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Existing Company LLCA and indemnification agreements in effect on the date of this Agreement to indemnify such Person (and advance expenses as incurred in defense of any Action to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company to, for a period of not less than six years from the Effective Time, (i) maintain provisions in its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, concerning the indemnification and exculpation (and provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of the Existing Company LLC Agreement, and such indemnification agreements, to the extent applicable, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 7.02.
(b)   For a period of six years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or Representatives) on terms not less favorable than the terms provided to then-current directors and officers of the Acquiror; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time, provided that the aggregate cost of such tail policy (together with any insurance purchased pursuant to Section 7.09) shall not exceed $450,000 without the prior written consent of the Company and any such cost shall be deemed to be a Transaction Expense; and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.
(c)   This Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company without the consent of the affected Person.
7.03   Conduct of Acquiror During the Interim Period.
(a)   During the Interim Period, Acquiror and Merger Sub shall, subject to Section 7.11, carry on their business in the ordinary course of business and in accordance with applicable Law. During the Interim Period, except as set forth on Schedule 7.03 or as expressly contemplated by this Agreement or the Sponsor Letter Agreement (including Section 8.06) or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, Acquiror shall not and shall not permit Merger Sub to:
(i)   change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub;
(ii)   (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding Equity Securities; (B) split, combine, reclassify or otherwise change any of its Equity Securities; or (C) other than the redemption of any shares of Acquiror Class A Shares or Acquiror Common Stock, as applicable, required by the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities in, Acquiror;
(iii)   make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any material Tax Return in a manner inconsistent with past practices in any material respect, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes, incur any material liability for Taxes outside the ordinary course of business, or enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes);
(iv)   other than as set forth on Schedule 7.03(a)(iv), enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute an Acquiror Affiliate Agreement);
(v)   waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any material liability, other than in the ordinary course of business consistent with past practice;

(vi)   incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;
(vii)   (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities in, Acquiror or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any Equity Securities, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the transactions contemplated by this Agreement (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant, including any amendment, modification or reduction of the warrant price set forth therein;
(viii)   adopt or amend any Benefit Plan, or enter into any employment contract or collective bargaining agreement other than the Acquiror Equity Incentive Plan or as otherwise contemplated by this Agreement;
(ix)   acquire (including by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of) any Person or division thereof;
(x)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquiror or Merger Sub (other than the transactions contemplated by this Agreement);
(xi)   make any capital expenditures;
(xii)   make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;
(xiii)   enter into any new line of business outside of the business currently conducted by Acquiror and Merger Sub as of the date of this Agreement;
(xiv)   make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in, or a new application of, GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;
(xv)   voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Acquiror and Merger Sub and their assets and properties; or
(xvi)   enter into any agreement or undertaking to do any action prohibited under this Section 7.03.
(b)   During the Interim Period, Acquiror shall, and shall cause Merger Sub to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or Merger Sub may be a party.
7.04   Trust Account.   Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) all amounts payable to Redeeming Stockholders who shall have validly elected to redeem shares of Acquiror Class A Shares in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 11.05, and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be contributed to Merger Sub.
7.05   Inspection.   Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or Merger Sub by third parties that may be in Acquiror’s or Merger Sub’s possession from time to time, and except for any information which in the opinion of legal counsel

(including in-house counsel) of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or Merger Sub is bound, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company Group, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.
7.06   Acquiror NASDAQ Listing.
(a)   From the date hereof through the Closing, Acquiror shall use best efforts to ensure Acquiror remains listed as a public company on, and shall use best efforts to cause the Acquiror Class A Shares, the Acquiror Common Stock and the Acquiror Warrants to be listed on, NASDAQ.
(b)   Acquiror shall use best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions or otherwise reserved for issuance and the Acquiror Warrants to be approved for listing on NASDAQ as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date.
7.07   Acquiror Public Filings.   From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.
7.08   Financing.
(a)   Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary, proper or advisable (including enforcing its rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein, including using its reasonable efforts to (i) comply with its respective obligations under the Subscription Agreements, (w) maintain in effect the Subscription Agreements in accordance with the terms and conditions thereof, (x) satisfy on a timely basis all conditions and covenants applicable to Acquiror set forth in the applicable Subscription Agreements within its control, (y) consummate the PIPE Investment when required pursuant to this Agreement, and (z) enforce its rights under the Subscription Agreements to cause the Subscribers to pay to (or as directed by) Acquiror the applicable purchase price under each Subscriber’s applicable Subscription Agreement in accordance with its terms. Acquiror shall give the Company prompt written notice upon (A) becoming aware of any breach or default by any party to any of the Subscription Agreements or any termination (or purported termination) of any of the Subscription Agreements, (B) the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement and (C) if Acquiror does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the sources contemplated by the Subscription Agreements. Acquiror shall not, without the prior written consent of the Company, amend, modify, supplement or waive (or permit any waiver of) any provision of, or terminate or abandon its plans with respect to, or provide consent to amend, modify, supplement, waive, assign or terminate any provision or remedy under, or any replacements of, any Subscription Agreement.
(b)   If all or any portion of the PIPE Investment becomes unavailable, (i) Acquiror shall promptly notify the Company, (ii) Acquiror and the Company shall mutually cooperate in good faith and Acquiror and the Company shall promptly use its reasonable best efforts to promptly obtain the PIPE Investment or such portion of the PIPE Investment from alternative sources in an amount, when added to any portion of the PIPE Investment that is available, equal to the PIPE Investment Amount (any alternative source(s) of financing, “Alternative PIPE Investment”) and (iii) in the event that Acquiror is able to obtain any Alternative PIPE Investment, subject to the prior written consent of the Company (in its sole discretion), Acquiror shall use its reasonable best efforts to enter into a new subscription agreement (each, an “Alternative Subscription Agreement”) that provides for the subscription and purchase of Acquiror Common Stock at $10.00 per share and containing terms and conditions not less favorable in the aggregate from the standpoint of Acquiror and the Company than those in the Subscription Agreements entered into as of the date hereof (as determined by the Company (in its sole discretion)). In such event, the term “PIPE Investment” as used in this Agreement shall be deemed to include any Alternative PIPE Investment, the term “Subscription Agreements” as used in this Agreement shall be deemed to include any Alternative Subscription Agreement and the term “PIPE Acquiror” as used in this Agreement shall be deemed to include any Person that is subscribing for Acquiror Common Stock under any Alternative Subscription Agreement. For the avoidance of doubt, if all or any portion of the PIPE Investment or Alternative PIPE Investment becomes unavailable, in each case subject to the prior written consent of the Company (in its sole discretion) Acquiror may utilize deposits, proceeds or any other amounts from the Trust Account and, to the extent acceptable to the Company, any additional third party financing to satisfy its financing obligations hereunder.
7.09   Additional Insurance Matters.   Prior to the Closing, Acquiror may obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of Acquiror and its Subsidiaries (including the officers of the Company) at and after the Closing on terms customary for a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NASDAQ which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Acquiror and its Subsidiaries (including the Company); provided that the aggregate cost of such liability insurance policy (together with any tail policy purchased pursuant to Section 7.02(b)) shall not exceed $450,000 without the prior written consent of the Company and any such cost shall be deemed to be a Transaction Expense.
7.10   Director and Officer Appointments.   Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Acquiror shall take all actions necessary or appropriate to cause (a) the number of directors constituting the Acquiror Board to be such number as is specified on Schedule 7.10(a), (b) the individuals set forth on Schedule 7.10(b) to be elected as members of the Acquiror Board, effective as of the Closing and (c) the individuals set forth on Schedule 7.10(c) to be the executive officers of Acquiror effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 7.10, which indemnification agreements shall continue to be effective following the Closing.
7.11   Exclusivity.   Acquiror agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with the Business Combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Business Combination. Acquiror shall promptly (and in any event within one Business Day) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Business Combination other than with the Company, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”). Acquiror shall promptly (and in any event within one Business Day) keep the Company reasonably informed of any material developments with respect to any such Business Combination Proposal, but for purposes of clarity, Acquiror is not permitted to initiate discussions or engage in any negotiations with any Person other than the Company relating to a Business Combination Proposal.
7.12   Redomicile.   Prior to the consummation of the Transactions, and subject to the Supermajority Acquiror Stockholder Approval, Acquiror shall take all steps necessary to effect the Redomicile on the day prior to the Closing Date. In connection with the Redomicile, Acquiror shall adopt as Acquiror’s initial certificate of incorporation the form attached hereto as Exhibit E and Acquiror’s initial bylaws in the form attached hereto as Exhibit F. Acquiror shall effect the Redomicile in such a way that Acquiror’s representations and warranties set forth in Article V remain true and correct.
7.13   Acquiror Transaction Expenses.   Acquiror shall not incur Transaction Expenses (excluding any deferred underwriting fees and PIPE placement agent fees) in excess of $7,300,000 without the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed.
ARTICLE VIII
JOINT COVENANTS
8.01   Support of Transaction.   Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and Acquiror shall cause Merger Sub to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to Material Contracts with the Company, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company is a party or otherwise in connection with the consummation of the Transactions.
8.02   Preparation of Registration Statement; Special Meeting; Solicitation of Company Unitholder Approvals.
(a)   As promptly as practicable following the execution and delivery of this Agreement and in any event no later than 20 Business Days following the date of the delivery of the financial statements described in Section 6.05(a), Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to shareholders of Acquiror. Acquiror and the Company shall each bear 50% of all fees and expenses incurred in connection with the preparation and filing of the Registration Statement and the receipt of stock exchange approval in connection therewith, other than fees and expenses of advisors (which shall be borne by the party incurring such fees). Acquiror also agrees to use its reasonable best efforts to obtain all necessary state Securities Laws or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby.
(b)   To the extent permitted by applicable Law, each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff, including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(c)   Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Business Combination (as defined in the Articles of Association), and the adoption and approval of this Agreement (the “Transaction Proposal”) by way of Majority Acquiror Stockholder Approval, (ii) approval of the Acquiror Charter (the “Amendment Proposal”) by way of Supermajority Acquiror Stockholder Approval and each change to the Acquiror Charter that is required to be separately approved, (iii) approval of the issuance of the Merger Consideration pursuant to this Agreement and Acquiror Common Stock pursuant to Section 3.03 of this Agreement and pursuant to the Subscription Agreements in accordance with the rules of NASDAQ (the “NASDAQ Proposal”) by way of Majority Acquiror Stockholder Approval, (iv) the approval and adoption of the Acquiror Equity Incentive Plan (the “Acquiror Equity Plan Proposal”) by way of Majority Acquiror Stockholder Approval, (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals by way of Majority Acquiror Stockholder Approval, (vi) the Redomicile (the “Redomicile Proposal”) by way of Supermajority Acquiror Stockholder Approval and (vii) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Amendment Proposal, the NASDAQ Proposal, the Acquiror Equity Plan Proposal and the Redomicile Proposal, the “Proposals”) by way of Majority Acquiror Stockholder Approval. Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror Stockholders at the Special Meeting.
(d)   Acquiror shall use reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the CLCI, (ii) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of Acquiror Class A Shares to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its shareholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”); provided, that if at any time prior to obtaining the Acquiror Stockholder Approvals, the Acquiror Board determines in good faith, after consultation with and receipt of a written opinion of outside legal counsel, that the failure to make an Acquiror Change in Recommendation in response to an Intervening Acquiror Event would, or upon advice of outside counsel, would reasonably be expected to, constitute a breach of its fiduciary duties under applicable Law, the Acquiror or the Acquiror Board may make an Acquiror Change in Recommendation solely to the extent necessary to avoid a breach of its fiduciary duties under applicable

Law. Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of Acquiror Class A Shares to obtain the Acquiror Stockholder Approvals, as applicable, whether or not a quorum is present, subject to the Articles of Association, Acquiror shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that the Special Meeting, without the prior written consent of the Company, (1) may not be adjourned to a date that is more than 10 Business Days after the date for which the Special Meeting was originally scheduled or the most recently adjourned Special Meeting (excluding any adjournments required by applicable Law) and (2) is held no later than four Business Days prior to the Termination Date.
(e)   As promptly as practicable following the execution of this Agreement, the Company shall solicit a written consent from the Company Unitholders approving and adopting this Agreement, the Merger and, to the extent required by Law, the Transactions (including (i) approval of the Transactions by the holders of at least a majority of all outstanding units of Existing Company Preferred Units and (ii) approval of the Transactions by the holders of a majority of the outstanding Existing Company Units, voting together as a single class on an as-converted basis (collectively, the “Company Unitholder Approvals”)). In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (1) establish the record date (which record date shall be mutually agreed with Acquiror) for determining the Company Unitholders entitled to provide such written consent, (2) cause the consent solicitation statement to be disseminated to the Company Unitholders in compliance with applicable Law and (3) solicit written consents from the Company Unitholders to give the Company Unitholder Approvals. The Company shall, through the Company Board, recommend to the Company Unitholders that they adopt this Agreement (the “Company Board Recommendation”). The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation. The Company will provide Acquiror with copies of all member consents it receives within one Business Day of receipt.
8.03   Tax Matters.
(a)   Transfer Taxes.   Except as otherwise set forth in this Agreement, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be paid 50% by the Company and 50% by Acquiror. The Company and Acquiror further agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.
(b)   Tax Treatment.   The parties intend that, for United States federal income tax purposes, (i) the Redomicile will qualify as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code and the Treasury Regulations thereunder, (ii) the Recapitalization will qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations thereunder, (iii) the Merger will qualify as a transfer under Section 721(a) of the Code, (iv) the Sponsor Capital Contribution will qualify as a tax-free capital contribution under Section 118 of the Code, and (v) this Agreement is adopted as a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (collectively, the “Intended Tax Treatment”). The Transactions shall be reported by the parties for all Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by a Tax Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of applicable Law). The parties hereto shall, and shall cause their Affiliates to, cooperate with each other and their respective counsel to document and support the Intended Tax Treatment and, following the Closing, the parties hereto shall not, or and shall not permit or cause their respective controlled Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment.
(c)   The parties hereto shall, and shall cause their controlled Affiliates, to (i) cooperate in order to facilitate the issuance of any opinions relating to Tax matters that the SEC requires to be filed in connection with the Registration Statement, and (ii) deliver to Kirkland & Ellis LLP (or other applicable legal counsel to Acquiror) and Gibson, Dunn & Crutcher LLP, in each case, to the extent requested by such counsel, a duly executed certificate dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion. If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that tax opinions be prepared and submitted with respect to the Tax treatment of the Transactions, (I) for Acquiror or the pre-Closing holders of Acquiror Class A Shares, Acquiror Warrants or Acquiror Old Class B Shares, then Acquiror will procure Kirkland & Ellis LLP or other counsel to Acquiror (“Acquiror Tax Counsel”) to deliver such tax opinions or (II) for the Company or the Company Unitholders, then Acquiror will procure Gibson, Dunn & Crutcher LLP or other counsel to the Company (“Company Tax Counsel”) to deliver such tax opinions, and, in either case, Acquiror and the Company shall deliver to Acquiror Tax Counsel or Company Tax Counsel, as applicable, customary Tax representation letters reasonably satisfactory to Acquiror Tax Counsel or Company Tax Counsel, as applicable, at such time or times as may be reasonably requested by Acquiror Tax Counsel or Company Tax Counsel, as applicable, in connection with the delivery of any such tax opinions with respect to the Tax treatment of the Transactions.
(d)   Acquiror or the Surviving Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Pre-Closing Flow-Through Tax Returns for the Surviving Company, the Company and its Subsidiaries required to be filed after the Closing. With respect to each such Pre-Closing Flow-Through Tax Return, (i) such Tax Returns shall be prepared consistent with past practice, except as otherwise required by applicable Law, (ii) Acquiror or the Surviving Company shall submit such Tax Return to the Company Unitholder Representative no later than thirty (30) days prior to filing any such Tax Return for its review, (iii) Acquiror or the Surviving Company shall make any changes to such Tax Returns reasonably requested by the Company Unitholder Representative to the extent such comments relate solely to Pre-Closing Flow-Through Tax Items and (iv) no such Pre-Closing Flow-Through Tax Return shall be filed without the prior written consent of the Company Unitholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to be granted fifteen (15) days after a Pre-Closing Flow-Through Tax Return is provided to the Company Unitholder Representative if the Company Unitholder Representative does not provide comments by such time). All other Tax Returns shall be prepared consistently with the provisions of the A&R Company LLC Agreement.
(e)   After the Closing, without the prior written consent of the Company Unitholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed), the Acquiror shall not (and shall neither cause nor permit the Surviving Company and its Subsidiaries to) take any of the following actions: (w) amend, re-file or otherwise modify any Pre-Closing Flow-Through Tax Return, (x) enter into an agreement to extend the statute of limitations with respect to any Pre-Closing Flow-Through Tax Return (other than in the ordinary course consistent with past practice), (y) make, change, or revoke any Tax election affecting a Pre-Closing Flow-Through Tax Return or Pre-Closing Flow-Through Tax Item, or (z) initiate any discussion, voluntary disclosure or examination with any Governmental Authority regarding Pre-Closing Flow-Through Tax Returns or Pre-Closing Flow-Through Tax Items.
(f)   Each of the parties hereto shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, including in connection with the filing of relevant Tax Returns and any Tax audit, examination or other Action. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax audit, examination or other Action, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the pre-Closing holders of Acquiror Class A Shares, Acquiror Warrants or Acquiror Old Class B Shares information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Acquiror’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period beginning on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code and “global intangible low-taxed income” under Section 951A of the Code for such taxable period and (ii) under Section 367(b)

of the Code and the Treasury Regulations thereunder as a result of the Redomicile or Recapitalization. For the avoidance of doubt, the parties agree that the cooperation contemplated by this Section 8.03(f) shall be carried out in a manner so as not to unreasonably interfere with the conduct of business of the parties.
(g)   After the Closing, each party shall promptly notify the other parties in writing upon receipt by the applicable party or its Affiliates of notice of any audit, examination, claim or other similar proceeding (a “Tax Proceeding”) with respect to Pre-Closing Flow-Through Tax Returns or Pre-Closing Flow-Through Tax Items. Such notification shall include a copy of the relevant portion of any correspondence received from the Tax Authority. Subject to Section 8.03(h), the Company Unitholder Representative shall have exclusive authority to control any Tax Proceeding pertaining solely to any Pre-Closing Flow-Through Tax Return for any taxable period ending on or before the Closing Date, provided that (i) Acquiror shall have the right to participate in any such Tax Proceeding, and (ii) the Company Unitholder Representative shall not settle or compromise any such Tax Proceeding without the prior written consent of Acquiror which consent shall not be unreasonably withheld, conditioned or delayed. Acquiror shall have the exclusive authority to control any other Tax Proceeding relating to the Surviving Company, the Company and its Subsidiaries; provided that the Company Unitholder Representative shall have the participation, consent, and other rights granted thereto in the A&R Company LLC Agreement.
(h)   Section 6226 Election.   Notwithstanding anything to the contrary in this Agreement or the A&R LLC Agreement, with respect to any Tax Proceeding of any Company Group Member for any taxable period (or portion thereof) ending on or prior to the Closing Date in which the Partnership Tax Audit Rules apply (each, a “Relevant Tax Audit”), unless otherwise agreed in writing by the Acquiror, the “partnership representative” (within the meaning of the Partnership Tax Audit Rules) of such Company Group Member, the Company Group Members, and all of their respective Affiliates shall take such actions as are necessary to make (or cause to be made) an election under Section 6226 of the Code with respect to any “imputed underpayment” (within the meaning of the Partnership Tax Audit Rules) arising in connection with any such Relevant Tax Audit (and to make any similar elections under any applicable state or local Law). Neither the “partnership representative” (within the meaning of the Partnership Tax Audit Rules) of such Company Group Member nor any Company Group Member nor any of their respective Affiliates shall make any election or otherwise take any action to cause the Partnership Tax Audit Rules to apply to the Company Group Members at any earlier date than is required by applicable Law.
8.04   Confidentiality; Publicity.
(a)   Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.
(b)   The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form previously agreed by the parties. None of Acquiror, Merger Sub, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use its commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, (i) each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto and

(ii) subject to Section 6.02 and this Section 8.04, each party hereto may communicate with third parties to the extent necessary for the purpose of seeking any third party consent.
8.05   Post-Closing Cooperation; Further Assurances.   Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.
ARTICLE IX
CONDITIONS TO OBLIGATIONS
9.01   Conditions to Obligations of All Parties.   The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:
(a)   Antitrust Law Approval.   (i) All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated, (ii) all waiting periods (and any extensions thereof) under any Antitrust Laws in the jurisdictions listed in Schedule 9.01(a) that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals, clearances or authorizations under any Antitrust Laws in the jurisdictions listed in Schedule 9.01(a) required to be obtained prior to the Closing shall have been obtained, and (iii) any agreement with any Governmental Authority not to consummate the transactions contemplated hereby shall have expired or been terminated.
(b)   No Prohibition.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting or enjoining consummation of the Transactions, including the Merger.
(c)   Offer Completion.   The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.
(d)   Registration Statement.   The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)   Acquiror Stockholder Approvals.   The Acquiror Stockholder Approvals shall have been obtained.
(f)   Company Unitholder Approvals.   The Company Unitholder Approvals shall have been obtained.
(g)   Acquiror Net Tangible Assets.   Acquiror shall not have redeemed the Acquiror Class A Shares in an amount that would cause the Acquiror to have net tangible assets of less than $5,000,001.
9.02   Additional Conditions to Obligations of Acquiror.   The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:
(a)   Representations and Warranties.   The representations and warranties of the Company contained in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02(a) (Corporate Authority; Approval; Non-Contravention), Section 4.07(d) (Absence of Certain Changes or Events) and Section 4.24 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.04 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects other than de minimis inaccuracies as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.
(b)   Agreements and Covenants.   Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)   Officer’s Certificate.   The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.
(d)   Ancillary Agreements.   The Company shall have delivered to Acquiror executed counterparts to all of the Ancillary Agreements to which the Company, or any Company Unitholder, is party.
(e)   No Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
(f)   Debt Instruments.   The Company shall have delivered to Acquiror fully executed copies of the Fluor Payoff Letter in form and substance reasonably satisfactory to Acquiror and at least three (3) Business Days prior to the Closing Date.
9.03   Additional Conditions to the Obligations of the Company.   The obligations of the Company to consummate the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:
(a)   Representations and Warranties.   The representations and warranties of Acquiror and Merger Sub contained in Section 5.01 (Organization, Standing and Corporate Power), Section 5.02(a) (Corporate Authority; Approval; Non-Contravention), Section 5.09(h)(i) (Absence of Certain Changes or Events) and Section 5.07 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of Acquiror and Merger Sub contained in Section 5.13 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects other than de minimis inaccuracies as of such earlier date. All other representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in an Acquiror Material Adverse Effect.
(b)   Agreements and Covenants.   Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)   Officer’s Certificate.   Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)   Acquiror Initial Charter.   The Acquiror shall have filed and adopted the Acquiror Charter.
(e)   NASDAQ.   The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.
(f)   Ancillary Agreements.   Acquiror shall have delivered to the Company executed counterparts to all of the Ancillary Agreements to which Acquiror or Sponsor is party.
(g)   Resignations.   The directors and executive officers of Acquiror listed on Schedule 9.03(g) shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.
(h)   Company’s Required Funds.   The Closing Acquiror Cash shall equal or exceed $200 million, and Acquiror shall have made arrangements for any Closing Acquiror Cash held in the Trust Account to be released from the Trust Account at the Effective Time.
ARTICLE X
TERMINATION/EFFECTIVENESS
10.01   Termination.   This Agreement may be terminated, and the transactions contemplated hereby abandoned:
(a)   by mutual written consent of the Company and Acquiror;
(b)   prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that any condition specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to thirty (30) days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before May 20, 2022, as such date may be extended upon the mutual written consent of Company and Acquiror (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if either (A) Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) Acquiror is in breach of this Agreement on such date, which breach could give rise to a right of the Company to terminate this Agreement;
(c)   prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that any condition specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if either (A) the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) the Company is in breach of this Agreement on such date, which breach could give rise to a right of Acquiror to terminate this Agreement;
(d)   by written notice from the Company to the Acquiror if Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting); or
(e)   by written notice from Acquiror to the Company if the Company Unitholder Approvals have not been obtained within 10 Business Days following the date hereof.
10.02   Effect of Termination.   Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or any of their respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination. The provisions of Sections 6.04, 8.04, 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, to the extent required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.
ARTICLE XI
MISCELLANEOUS
11.01   Waiver.   Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors or board of managers, as applicable, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.
11.02   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
(a)   If to Acquiror or Merger Sub to:
Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201
Attn: Christopher Sorrells
E-mail: Chris.Sorrells@sv-ac.com
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attn: Adam D. Larson, P.C. Allan Kirk
E-mail: Adam.Larson@kirkland.com Allan.Kirk@kirkland.com

(b)   If to the Company to:
NuScale Power, LLC
6650 SW Redwood Lane
Suite 210
Portland, OR 97224
Attn: Robert K. Temple
E-mail: btemple@nuscalepower.com
with copies (which shall not constitute notice) to:
Fluor Enterprises, Inc.
6700 Las Colinas Blvd.
Irving, TX 75039
Attention: Chief Legal Officer
E-mail: John.Reynolds@Fluor.com
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
Attn: David C. Lee John M. Williams III Evan M. D’Amico
E-mail: DLee@GibsonDunn.com JWilliams@GibsonDunn.com EDAmico@GibsonDunn.com
Stoel Rives LLP
760 SW Ninth Avenue, Suite 3000
Portland, OR 97205
Attn: Jason M. Brauser James M. Kearney
E-mail: jason.brauser@stoel.com jim.kearney@stoel.com
or to such other address or addresses as the parties may from time to time designate in writing.
11.03   Assignment.   No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.
11.04   Rights of Third Parties.   Except as otherwise provided in Section 11.16, this Agreement is exclusively for the benefit of the Company, and its respective successors and permitted assigns, with respect to the obligations of Acquiror and Merger Sub under this Agreement, and for the benefit of Acquiror and Merger Sub, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.
11.05   Expenses.   Except as otherwise provided herein (including Section 7.01(e), Section 8.03(a) and this Section 11.05), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that, each of the Acquiror and the Company shall bear 50% of all transfer agent fees and exchange agent fees incurred in connection with this Agreement and the Transactions herein contemplated whether or not such Transactions shall be consummated, and on the Closing Date following the Closing, (a) Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all documented out-of-pocket fees and disbursements of the Company for outside counsel incurred in connection with the Transactions and fees and expenses of the Company for any other agents, advisors, consultants, experts and financial advisors employed by the Company incurred in connection with the Transactions (the “Outstanding Company Expenses”), and (b) Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all reasonable, documented out-of-pocket fees and disbursements of Acquiror, Merger Sub, or the Sponsor for outside counsel and fees and expenses of Acquiror, Merger Sub or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror, Merger Sub or the Sponsor incurred in connection with the Transactions (collectively, the “Outstanding Acquiror Expenses”).
11.06   Governing Law.   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided that, the Redomicile shall be effected in accordance with both the DGCL and the CLCI, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.
11.07   Captions; Counterparts.   The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
11.08   Schedules and Exhibits.   The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.
11.09   Entire Agreement.   This Agreement (together with the Schedules and Exhibits to this Agreement), the Ancillary Agreements executed on the date hereof and the Confidentiality Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.
11.10   Amendments.   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement (but not necessarily by the same natural persons who executed this Agreement) and which makes reference to this Agreement. The approval of this Agreement by the equityholders of any of the parties shall not restrict the ability of the board of directors or managers of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.
11.11   Severability.    If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.
11.12   Jurisdiction; WAIVER OF TRIAL BY JURY.   Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of

Chancery of the State of Delaware (the “Court of Chancery”) and any state appellate court therefrom or, if the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court; provided that the courts of the Cayman Islands shall have jurisdiction over the Redomicile to the extent required by the CLCI. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.12.
11.13   Enforcement.   The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.
11.14   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
11.15   Non-survival of Representations, Warranties and Covenants.   None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Effective Time in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.
11.16   Acknowledgements.   Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (c) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (d) except for the Company Representations by the Company and the Acquiror and Merger Sub Representations by each of Acquiror and Merger Sub, respectively, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (e) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror and Merger Sub Representations by each of Acquiror and Merger Sub and the other representations expressly made by a Person in the Ancillary Agreements.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.
SPRING VALLEY ACQUISITION CORP.
By:
/s/ Christopher Sorrells

Name:
Christopher Sorrells

Title:
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SPRING VALLEY MERGER SUB, LLC
By:
/s/ Christopher Sorrells

Name:
Christopher Sorrells

Title:
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

NuScale Power, LLC
By:
/s/ John Hopkins

Name:
John Hopkins

Title:
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT D
Form of Lock-Up Agreement
[See Attached]

LOCK-UP AGREEMENT
[On or before Closing Date]
Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201
Re: Lock-Up Agreement
Ladies and Gentlemen:
This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 13, 2021, entered into by and among Spring Valley Acquisition Corporation, a Cayman Islands exempted corporation (together with its successor after the Redomicile, the “Acquiror”), Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (the “Company”), pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Merger Agreement.
In order to induce Acquiror to proceed with the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Securityholder”) hereby agrees with Acquiror as follows:
1.   Subject to the exceptions set forth herein, the Securityholder agrees not to, without the prior written consent of the board of directors of Acquiror, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Acquiror Common Stock (“Common Stock”) held by it immediately after the effective time of the Merger, any shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by the Securityholder immediately after the effective time of the Merger, or any securities convertible into or exercisable or exchangeable for Common Stock held by the Securityholder immediately after the effective time of the Merger (the “Lock-up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a)-(c), collectively, “Transfer”) until 180 days after the closing date of the Merger (the “Lock-Up Period”), subject to the early release provisions set forth in Section 2 below.
2.   The restrictions set forth in paragraph 1 shall not apply to:
i.   in the case of an entity, (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners or shareholders of the undersigned;
ii.   in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;
iii.   in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;
iv.   in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

v.   in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
vi.   in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
vii.   in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;
viii.   Transfers of any shares of Common Stock or other securities acquired as part of the private placement with such Subscribers (as defined in the Merger Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the private placement with such Subscribers;
ix.   transactions relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the effective time of the Merger, provided, that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;
x.   the exercise of stock options or warrants to purchase shares of Common Stock or the settlement of stock or unit appreciation rights that are based on, and settled with, Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to Acquiror in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting, settlement or transfer will remain subject to the restrictions of this Letter Agreement during the Lock-Up Period;
xi.   Transfers to Acquiror pursuant to any contractual arrangement in effect at the effective time of the Merger that provides for the repurchase by Acquiror or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to Acquiror;
xii.   the entry, by the Securityholder, at any time after the effective time of the Merger, of any trading plan providing for the sale of shares of Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;
xiii.   transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of Acquiror’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property;
xiv.   Transfers of Common Stock made (A) after the effective time of the Merger, (B) by the then-controlling stockholder of Acquiror, (C) in a block trade or trades which collectively Transfers more than 5% of the then-outstanding economic interests of the Acquiror (including economic units in the Company), and (D) to a purchaser or group of purchasers who each agree to be bound by a lock up which is substantially similar to the terms of this Letter Agreement for the then-remaining duration of the Lock-Up Period; provided, however, that such Transfers do not impair the ability of the Company to consummate the Merger or result in a change of control of the Company; and
xv.   transactions to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code

(and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.
provided, however, that (A) in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister, in each case, of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.
3.   For the avoidance of any doubt, (i) the Securityholder shall retain all of its rights as a stockholder of the Acquiror during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Lock-Up Shares, and (ii) the restrictions contained in Section 1 shall not apply to any Acquiror Common Stock or other securities of Acquiror acquired by the Securityholder in any public or private capital raising transactions of Acquiror or otherwise to any Acquiror Common Stock (or other securities of Acquiror) other than the Lock-Up Shares.
4.   If any Transfer is made or attempted contrary to the provisions of this Letter Agreement, such purported Transfer shall be null and void ab initio, and Acquiror and any duly appointed transfer agent shall refuse to make any such Transfer or recognize any such purported transferee of the Lock-Up Shares as an equity holder of Acquiror for any purpose.
5.   During the Lock-up Period, stop transfer orders shall be placed against the Lock-Up Shares and each certificate or book entry position statement evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP LETTER AGREEMENT, DATED AS OF [•], 2022, DELIVERED BY THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
6.   This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned (i) Securityholder and (ii) Acquiror.
7.   No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.
8.   This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (a) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (b) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.
9.   This Letter Agreement shall terminate on the expiration of the Lock-up Period.
[Signature Pages Follow]

Very truly yours,
If stockholder is an individual:
Signature:
Print Name:
If stockholder is an entity:
Name of Stockholder:
Signature:
Name:
Title:
[Signature Page to Lock-Up Agreement]

Annex A-I
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
dated as of
December 28, 2021
by and among
SPRING VALLEY ACQUISITION CORP.,
SPRING VALLEY MERGER SUB, LLC,
and
NUSCALE POWER, LLC

AMENDMENT TO AGREEMENT AND PLAN OF MERGER
This Amendment to Agreement and Plan of Merger (this “Amendment”) is dated as of December 28, 2021, with respect to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 13, 2021, by and among Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Acquiror”), Spring Valley Merger Sub, LLC, an Oregon limited liability company (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
RECITALS
WHEREAS, Section 11.10 of the Merger Agreement provides that it may be amended or modified in whole or in part, by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and Section 11.01 of the Merger Agreement provides that any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors or board of managers, as applicable, or officers thereunto duly authorized, waive any of the terms or conditions of the Merger Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 of the Merger Agreement and by an agreement in writing executed in the same manner as the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
AMENDMENT
Section 1.1   HSR Filing.
(a)   Each of Acquiror and Merger Sub waives the obligation of the Company pursuant to Section 6.03 of the Merger Agreement to submit the notification required from the Company under the HSR Act within 10 Business Days after the execution of the Merger Agreement.
(b)   The first sentence of Section 6.03 of the Merger Agreement is hereby amended and restated as follows:
In connection with the transactions contemplated by this Agreement, the Company shall file promptly but in no event later than January 21, 2022, the notification required from the Company under the HSR Act.
Section 1.2   Exhibit H.   Each of Acquiror and Merger Sub, on the one hand, and the Company, on the other hand, hereby amend and restate Exhibit H to the Merger Agreement in the form attached hereto as Annex I.
Section 1.3   Effect of Amendment; Counterparts.   Except as specifically modified herein, the Merger Agreement remains in full force and effect. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, with the same effect as if the signatures thereto were in the same instrument. Article XI of the Merger Agreement is hereby incorporated by reference.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

A-I-1

IN WITNESS WHEREOF, the Acquiror, the Merger Sub and the Company have each caused this Amendment to be duly executed as of the date first written above.
ACQUIROR:
SPRING VALLEY ACQUISITION CORP.
By:
/s/ Christopher Sorrells

Name: Christopher Sorrells
Title:  Chief Executive Officer
MERGER SUB:
SPRING VALLEY MERGER SUB, LLC
By:
/s/ Christopher Sorrells

Name: Christopher Sorrells
Title:  Chief Executive Officer
[Signature Page to Amendment to Agreement and Plan of Merger]

A-I-2

COMPANY:
NUSCALE POWER, LLC
By:
/s/ John Hopkins

Name: John Hopkins
Title:  Chief Executive Officer
[Signature Page to Amendment to Agreement and Plan of Merger]

A-I-3

Annex B
Registrar of Companies
Government Administration Building
133 Elgin Avenue
George Town
Grand Cayman
Spring Valley Acquisition Corp. (ROC #365365) (the “Company”)
TAKE NOTICE that by unanimous written resolution of the shareholders of the Company dated 23 November 2020, the following special resolution was passed:
1    Adoption of Amended and Restated Memorandum and Articles of Association
It is resolved as a special resolution that, with effect from the effective time and date of the Company’s Registration Statement on Form 8-A as filed with the United States Securities and Exchange Commission, the Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto.

Salome Laidlaw
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited
Dated this 26th day of November 2020
Filed: 26-Nov-2020 11:59 EST
www.verify.gov.ky File#: 365365Auth Code: H84494582579

THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
SPRING VALLEY ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 23 NOVEMBER 2020 AND EFFECTIVE ON 23 NOVEMBER 2020)

THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
SPRING VALLEY ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 23 NOVEMBER 2020 AND EFFECTIVE ON 23 NOVEMBER 2020)
1
The name of the Company is Spring Valley Acquisition Corp.

2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member’s shares.

5
The share capital of the Company is US$33,100 divided into 300,000,000 Class A ordinary shares of a par value of US$0.0001 each, 30,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

THE COMPANIES LAW (2020 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
SPRING VALLEY ACQUISITION CORP.
(ADOPTED BY SPECIAL RESOLUTION DATED 23 NOVEMBER 2020 AND EFFECTIVE ON 23 NOVEMBER 2020)
1
Interpretation

1.1
In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.
“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.
“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”	means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.
“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.
“Electronic Record”	has the same meaning as in the Electronic Transactions Law.
“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.
“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating Committee”	means the nominating committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share, or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Spring Valley Acquisition Sponsor, LLC, a Delaware limited liability company, and its successors or assigns.
“Statute”	means the Companies Law (2020 Revision) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.
“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2
In the Articles:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing the masculine gender include the feminine gender;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)
references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)
headings are inserted for reference only and shall be ignored in construing the Articles;

(j)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)
sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)
the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2
Commencement of Business

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3
Issue of Shares and other Securities

3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representatives determine that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K which includes an audited balance sheet reflecting the Company’s receipt of the gross proceeds at the closing of the IPO and the sale of the private placement warrants with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4
The Company shall not issue Shares to bearer.

4
Register of Members

4.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5
Closing Register of Members or Fixing Record Date

5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6
Certificates for Shares

6.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7
Transfer of Shares

7.1
Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8
Redemption, Repurchase and Surrender of Shares

8.1
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)
Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)
Class B Ordinary Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)
Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2
Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4
The Directors may accept the surrender for no consideration of any fully paid Share.

9
Treasury Shares

9.1
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10
Variation of Rights of Shares

10.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid- up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
12
Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
13
Lien on Shares

13.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14
Call on Shares

14.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15
Forfeiture of Shares

15.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5
A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16
Transmission of Shares

16.1
If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends,

other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
17
Class B Ordinary Share Conversion

17.1
The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2
Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”): (a) at any time and from time to time at the option of the holders thereof; and (b) automatically on the day of the closing of a Business Combination.

17.3
Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued or deemed issued by the Company in connection with or in relation to a Business Combination, excluding any Class A Shares or Equity-linked Securities issued, deemed issued, or to be issued, to any seller in a Business Combination and any private placement warrants issued to the Sponsor, its Affiliates or any Directors or Officers of the Company upon conversion of loans made to the Company.

17.4
Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6
Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.
17.7
References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8
Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18
Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1
The Company may by Ordinary Resolution:

(a)
increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)
consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)
convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)
cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3
Subject to the provisions of the Statute, and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)
change its name;

(b)
alter or add to the Articles;

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital or any capital redemption reserve fund.

19
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20
General Meetings

20.1
All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3
The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

20.4
Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21
Notice of General Meetings

21.1
At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22
Proceedings at General Meetings

22.1
No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7
The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9
If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10
When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11
A resolution put to the vote of the meeting shall be decided on a poll.

22.12
A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14
In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23
Votes of Members

23.1
Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
23.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24
Proxies

24.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.
25
Corporate Members

25.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2
If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
27
Directors

27.1
There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2
The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

28
Powers of Directors

28.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
28.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29
Appointment and Removal of Directors

29.1
Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3
After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4
Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by at least two-thirds of such Members (which shall include a simple majority of the holders of Class B Shares) as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30
Vacation of Office of Director

The office of a Director shall be vacated if:
(a)
the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)
the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)
the Director is found to be or becomes of unsound mind; or

(e)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31
Proceedings of Directors

31.1
The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5
A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7
The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8
All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32
Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33
Directors’ Interests

33.1
A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2
A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4
No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34
Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
35
Delegation of Directors’ Powers

35.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3
The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

35.4
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6
The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36
No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
37
Remuneration of Directors

37.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.
38
Seal

38.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3
A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39
Dividends, Distributions and Reserve

39.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3
The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.
39.8
No Dividend or other distribution shall bear interest against the Company.

39.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40
Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
41
Books of Account

41.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42
Audit

42.1
The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.
42.3
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4
The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8
Any payment made to members of the Audit Committee (if one exists) shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

42.9
The Audit Committee shall monitor compliance with the terms of the IPO and, if any non-compliance is identified, the Audit Committee shall be charged with the responsibility to take all action necessary to rectify such non-compliance or otherwise cause compliance with the terms of the IPO.

42.10
At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43
Notices

43.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2
Where a notice is sent by:

(a)
courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)
post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)
cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)
e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)
placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44
Winding Up

44.1
If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company

(whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
45
Indemnity and Insurance

45.1
Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2
The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
47
Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
48
Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.
49
Business Combination

49.1
Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.
49.2
Prior to the consummation of a Business Combination, the Company shall either:

(a)
submit such Business Combination to its Members for approval; or

(b)
provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account ((net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchase.

49.3
If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4
At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5
Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against (or is voting at all with respect to) such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6
A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7
In the event that the Company does not consummate a Business Combination by 18 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)
cease all operations except for the purpose of winding up;

(b)
as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest and other income earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)
as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of (b) and (c) to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8
Notwithstanding Article 49.7 or any other provision of the Articles, without approval of the Members, the Directors may, if requested by the Sponsor, its affiliates or designees and upon no less than five days’ advance notice to the Company prior to the initial deadline referred to in Article 49.7, extend the initial period of time to consummate a Business Combination onetime, by an additional six months, subject to the Sponsor, its affiliates or designees purchasing an additional 2,000,000 private placement warrants (or up to 2,300,000 private placement warrants if the Over-Allotment Option is exercised in full) at $1.00 per warrant and depositing the US$2,000,00 (or up to US$2,300,000 if the Over-Allotment Option is exercised in full) in proceeds into the Trust Account on or prior to the date of the expiration of the initial 18-month deadline.¶

49.9
In the event that any amendment is made to the Articles:

(a)
to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 18 months from the consummation of the IPO or within any extension period as described in Article 49.8; or

(b)
with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.10
A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.11
After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)
receive funds from the Trust Account; or

(b)
vote as a class with Public Shares on a Business Combination.

49.12
The uninterested Independent Directors shall approve any transaction or transactions between the Company and any of the following parties:

(a)
any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company; and

(b)
any Director or Officer and any Affiliate of such Director or Officer.

49.13
A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.14
As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.15
The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50
Business Opportunities

50.1
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2
Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex C
FORM OF
CERTIFICATE OF INCORPORATION
of
NUSCALE POWER CORPORATION
(a Delaware corporation)
ARTICLE I
NAME
The name of the Corporation is NuScale Power Corporation (the “Corporation”).
ARTICLE II
AGENT
The address of the Corporation’s registered office in the State of Delaware is c/o Registered Agent Solutions, Inc., 838 Walker Road, Suite 21-2, Dover, DE 19904 and the name of its registered agent at such address is Registered Agent Solutions, Inc.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as from time to time in effect, the “General Corporation Law”).
ARTICLE IV
STOCK
Section 4.1   Authorized Stock.   The total number of shares of all classes of stock that the Corporation shall have authority to issue is 511,000,000 shares, consisting of: (i) 510,000,000 shares of common stock, divided into (a) 332,000,000 shares of Class A common stock, with the par value of $0.0001 per share (the “Class A Common Stock”) and (b) 178,000,000 shares of Class B common stock, with the par value of $0.0001 per share (the “Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”); and (ii) 1,000,000 shares of preferred stock, with the par value of $0.0001 per share (the “Preferred Stock”).
Section 4.2   No Class Vote on Changes in Authorized Number of Shares of Stock.   Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class of the Common Stock or the Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class of the Common Stock or the Preferred Stock voting separately as a class will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus, in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange of all outstanding shares of Class B Common Stock, together with the corresponding number of Class B LLC Units, pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock.
Section 4.3   Common Stock.
(a)
Voting Rights.

(i)
Each holder of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except that, to the fullest extent permitted by law and subject to Section 4.3(a)(ii), holders of shares of each class of Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or under the General Corporation Law.
(ii)
(1) The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of the Class A Common Stock in a manner that is disproportionately adverse as compared to the Class B Common Stock and (2) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of the Class B Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock.

(iii)
Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

(b)
Dividends; Stock Splits or Combinations.

(i)
Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock with respect to the payment of dividends, such dividends and other distributions of cash, stock or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine.

(ii)
Except as provided in Section 4.3(b)(iii) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class B Common Stock.

(iii)
In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for all other classes of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all Class B LLC Units. Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

(c)
Liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class B Common Stock to exchange their shares of Class B Common Stock, together with the corresponding number of Class B LLC Units constituting the remainder of any Paired Interests in which such shares are included, for shares of Class A Common Stock in accordance with the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC (or

for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
Section 4.4   Preferred Stock.   Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the Board pursuant to authority so to do which is hereby expressly vested in the Board. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
Section 4.5   Class B Common Stock.
(a)
Retirement of Class B Shares.   No holder of Class B Common Stock may transfer shares of Class B Common Stock to any person unless such holder transfers a corresponding number of Class B LLC Units to the same person in accordance with the provisions of the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC. If any outstanding share of Class B Common Stock ceases to be held by a holder of a corresponding Class B LLC Unit, such share shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be transferred to the Corporation for no consideration and retired.

(b)
Reservation of Shares of Class A Common Stock.   The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of Class A Common Stock that are issuable upon exchange of all outstanding Paired Interests, pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC. The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange of such Paired Interests will, upon issuance, be validly issued, fully paid and non-assessable.

(c)
Taxes.   The issuance of shares of Class A Common Stock upon the exercise by holders of Class B LLC Units of their right under the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC to exchange Paired Interests for shares of Class A Common Stock will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the Paired Interests being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

(d)
Preemptive Rights.   To the extent Class B LLC Units are issued pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC to anyone other than the Corporation or a wholly owned subsidiary of the Corporation, an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) shall be issued to the same Person to which such Class B LLC Units are issued at par.

ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Number of Directors.
(a)
The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the Bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. Except as otherwise provided for or fixed pursuant to the provisions of Section 4.4 of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall, (a) as of the date of this Certificate of Incorporation, be eight (8) and (b) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board.

(b)
During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 4.4 (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (i) the then-total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of the related Preferred Stock shall be entitled to elect the Preferred Stock Directors pursuant to the provisions of the Board’s designation for the series of Preferred Stock and (ii) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall be reduced accordingly.

Section 5.2   Vacancies and Newly Created Directorships.   Subject to any limitations imposed by applicable law and the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, and not by the stockholders. Any Director so chosen shall hold office until his or her successor shall be duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the number of Directors shall shorten the term of any Director then in office.
Section 5.3   Removal of Directors.   Subject to any limitations imposed by applicable law, except for Preferred Stock Directors, any Director or the entire Board may be removed from office at any time, but only for cause by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.
ARTICLE VI
STOCKHOLDER ACTION
Section 6.1   Action by Written Consent.   Any action required or permitted to be taken by the stockholders of the Corporation may be effected (i) at a duly called annual or special meeting of stockholders of the Corporation or (ii) until such time as the Company is no longer a “Controlled Company” pursuant to Nasdaq Market Rule 5615(c)(1), by the consent in writing of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, in lieu of a duly called annual or special meeting of stockholders of the Corporation.
Section 6.2   Meetings of Stockholders.
(a)
An annual meeting of stockholders for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board shall determine.

(b)
Subject to any special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation, at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of Directors that the Corporation would have if there were no vacancies, or, until such time as the Company is no longer a “Controlled Company” pursuant to Nasdaq Market Rule 5615(c)(1), pursuant to a written resolution adopted by holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(c)
Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

Section 6.3   No Cumulative Voting; Election of Directors by Written Ballot.   There shall be no cumulative voting in the election of Directors. Unless and except to the extent that the Bylaws shall so require, the election of the Directors need not be by written ballot.
ARTICLE VII
LIABILITY OF DIRECTORS
Section 7.1   No Personal Liability.   To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, no Director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director.
Section 7.2   Indemnification and Advancement of Expenses.
(a)
To the fullest extent permitted by the applicable laws of the State of Delaware, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party to or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (a “proceeding”), by reason of the fact that he or she is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent, or in any other capacity while serving as a Director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 7.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 7.2 shall be contractual rights and such rights shall continue as to an indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 7.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
(b)
The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 7.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Certificate as it may be further amended from time to time, the Bylaws, an agreement, vote of stockholders or disinterested Directors, or otherwise.

(c)
Any repeal or amendment of this Section 7.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate inconsistent with this Section 7.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)
This Section 7.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

(e)
The Corporation shall maintain Directors’ and officers’ liability insurance coverage, on terms reasonably satisfactory to the Board, to the fullest extent permitted by law covering, among other things, violations of federal or state securities laws. The Corporation will pay all premiums due thereon and will not make any material alteration to the terms thereof, or the coverage provided by, such insurance policy without the prior written consent of the Board.

Section 7.3   Amendment or Repeal.   Any amendment, repeal or elimination of this Article VII, or the adoption of any provision of the Corporation’s certificate of incorporation inconsistent with this Article VII, shall not affect its application with respect to an act or omission by a Director occurring before such amendment, adoption, repeal or elimination.
ARTICLE VIII
AMENDMENT
Section 8.1   Amendment of Certificate of Incorporation.   Subject to Sections 4.3 and 4.4, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Section 5.2, Section 5.3, Section 6.1, Section 6.2, Article VII, Section 8.2, Article IX or Article XI may be altered, amended or repealed in any respect, nor may any provision or by-law inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of sixty-six and two-thirds percent (66 and 2/3%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, at a meeting of the stockholders called for that purpose.
Section 8.2   Amendment of Bylaws.   In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, alter, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the authorized number of Directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.
ARTICLE IX
FORUM FOR ADJUDICATION OF DISPUTES
Section 9.1   Forum.   Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt: this Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934. For purposes of this Article IX, internal corporate claims means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former Director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.
Section 9.2   Enforceability.   If any provision of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable), and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.
ARTICLE X
SEVERABILITY
If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.
ARTICLE XI
CORPORATE OPPORTUNITY
Section 11.1   Corporate Opportunities.   To the maximum extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or Directors, or any of their respective Affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate or in the future, and the Corporation renounces any expectancy that any of the Directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation.
Section 11.2   Amendments.   Neither the alteration, amendment, addition to or repeal of this Article XI, nor the adoption of any provision of this Certificate (including any certificate of designation) inconsistent with this Article XI, shall eliminate or reduce the effect of this Article XI in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article XI, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article XI shall not limit any protections or defenses available to, or indemnification or advancement rights of, any Director or officer of the Corporation under this Certificate, the Bylaws or applicable law.
ARTICLE XII
DEFINITIONS
As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:
(a)
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates unless and during such time that such stockholder holds a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation (including any representatives of such stockholder serving on the Board).

(b)
“Class A LLC Unit” means a unit of NuScale Power, LLC designated as a Class A Unit pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC.

(c)
“Class B LLC Unit” means a unit of NuScale Power, LLC designated as a Class B Unit pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC.

(d)
“control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

(e)
“Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC” means the Sixth Amended and Restated Limited Liability Company Agreement, dated as of [•], as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

(f)
“General Corporation Law” is defined in Article III.

(g)
“LLC Units” means, collectively, the Class A LLC Units and the Class B LLC Units.

(h)
“NuScale Power, LLC” means NuScale Power, LLC, an Oregon limited liability company, or any successor thereto.

(i)
“Paired Interest” means one Class B LLC Unit together with one share of Class B Common Stock, subject to adjustment pursuant to Section 11.4 of the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC.

(j)
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Certificate of Incorporation of NuScale Power Corporation has been duly executed by the officer below this [•] day of [•].
By:
Name:
Title:
[Signature Page to Certificate of Incorporation]

Annex D
FORM OF BYLAWS
OF
NUSCALE POWER CORPORATION
(a Delaware corporation)
ARTICLE I
CORPORATE OFFICES
Section 1.1   Registered Office.   The registered office of NuScale Power Corporation (the “Corporation”) shall be fixed in the Certificate of Incorporation of the Corporation.
Section 1.2   Other Offices.   The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as otherwise required by law, at such other place or places, either within or without the State of Delaware, as the Corporation may from time to time determine or the business of the Corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
Section 2.1   Annual Meeting.   The annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board of Directors shall fix. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.
Section 2.2   Special Meeting.
(a)   Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Certificate of Incorporation, including any certificate of designations relating to any series of Preferred Stock (each hereinafter referred to as a “Preferred Stock Designation”), a special meeting of the stockholders of the Corporation: (i) may be called at any time by the Board of Directors; and (ii) shall be called by the Chairman of the Board of Directors or the Secretary of the Corporation upon the written request or requests of one or more persons that: (A) own (as defined below) shares representing at least 50% of the voting power of the stock entitled to vote on the matter or matters to be brought before the proposed special meeting (hereinafter, the “requisite percent”) at the time a request is delivered; and (B) comply with the notice procedures set forth in this Section 2.2 with respect to any matter that is a proper subject for the meeting pursuant to Section 2.2(e) (a meeting called in accordance with clause (ii) above, a “stockholder-requested special meeting”). Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), special meetings of the stockholders of the Corporation may not be called by any other person or persons. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.
(b)   For purposes of satisfying the requisite percent under this Section 2.2:
(i)   A person is deemed to “own” only those outstanding shares of stock of the Corporation as to which such person possesses both: (A) the full voting and investment rights pertaining to the shares; and (B) the full economic interest in (including the opportunity for profit and risk of loss on) the shares, except that the number of shares calculated in accordance with the foregoing clauses (A) and (B) shall not include any shares: (1) sold by such person in any transaction that has not been settled or closed; (2) borrowed by the person for any purposes or purchased by the person pursuant to an agreement to resell; or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by the person, whether the instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of stock of the

Corporation, if the instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of: (x) reducing in any manner, to any extent or at any time in the future, the person’s full right to vote or direct the voting of the shares; and/or (y) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of the shares by the person. For purposes of the foregoing clauses (1)-(3), the term “person” includes its affiliates; and
(ii)   A person “owns” shares held in the name of a nominee or other intermediary so long as such person retains both: (A) the full voting and investment rights pertaining to the shares; and (B) the full economic interest in the shares. The person’s ownership of shares is deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person.
(c)   In order for a stockholder-requested special meeting to be called by the Secretary of the Corporation, one or more written requests for a special meeting signed by persons (or their duly authorized agents) who own or who are acting on behalf of persons who own, as of the ownership record date, at least the requisite percent (the “special meeting request”), shall be delivered to the Secretary. A special meeting request shall: (i) state the business (including the identity of nominees for election as a director, if any) proposed to be acted on at the meeting, which shall be limited to the business set forth in the record date request notice received by the Secretary; (ii) bear the date of signature of each such person (or duly authorized agent) submitting the special meeting request; (iii) set forth the name and address of each person submitting the special meeting request (as they appear on the Corporation’s books, if applicable); (iv) contain the information required by Section 2.10(a) below with respect to any director nominations or other business proposed to be presented at the special meeting, and as to each person requesting the meeting and each other person (including any beneficial owner) on whose behalf the person is acting, other than persons who have provided such request solely in response to any form of public solicitation for such requests; (v) include documentary evidence that the requesting persons own the requisite percent as of the ownership record date; provided, however, that if the requesting persons are not the beneficial owners of the shares representing the requisite percent, then to be valid, the special meeting request must also include documentary evidence of the number of shares owned (as defined in Section 2.2(b) above) by the beneficial owners on whose behalf the special meeting request is made as of the ownership record date; and (vi) be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, by hand or by certified or registered mail, return receipt requested, within 60 days after the ownership record date. The special meeting request shall be updated and supplemented within five business days after the record date for determining the stockholders entitled to vote at the stockholder requested-special meeting (or by the opening of business on the date of the meeting, whichever is earlier, if the record date for determining the stockholders entitled to vote at the meeting is different from the record date for determining the stockholders entitled to notice of the meeting), and in either case such information when provided to the Corporation shall be current as of the record date for determining the stockholders entitled to vote at the meeting. In addition, the requesting person and each other person (including any beneficial owner) on whose behalf the person is acting, shall provide such other information as the Corporation may reasonably request within 10 business days of such a request.
(d)   After receiving a special meeting request, the Board of Directors shall determine in good faith whether the persons requesting the special meeting have satisfied the requirements for calling a special meeting of stockholders, and the Corporation shall notify the requesting person of the Board’s determination about whether the special meeting request is valid. The date, time and place of the special meeting shall be fixed by the Board of Directors, and the date of the special meeting shall not be more than 90 days after the date on which the Board of Directors fixes the date of the special meeting. The record date for the special meeting shall be fixed by the Board of Directors as set forth in Section 7.6(a) below.
(e)   A special meeting request shall not be valid, and the Corporation shall not call a special meeting if: (i) the special meeting request relates to an item of business that is not a proper subject for stockholder action under, or that involves a violation of, applicable law; (ii) an item of business that is the same or substantially similar (as determined in good faith by the Board of Directors) was presented at a meeting of stockholders occurring within 90 days preceding the earliest date of signature on the special meeting request, provided that the removal of directors and the filling of the resulting vacancies shall not be considered the same or substantially similar to the election of directors at the preceding annual meeting of stockholders; (iii) the special meeting request is delivered during the period commencing 90 days prior to the first anniversary of the preceding year’s annual meeting and ending on the date of the next annual meeting of stockholders; or (iv) the special meeting request does not comply with the requirements of this Section 2.2.
(f)   Any person who submitted a special meeting request may revoke its written request by written revocation delivered to the Secretary of the Corporation at the principal executive offices of the Corporation at any time prior to the stockholder-requested special meeting. A special meeting request shall be deemed revoked (and any meeting scheduled in response may be cancelled) if the persons submitting the special meeting request, and any beneficial owners on whose behalf they are acting (as applicable), do not continue to own (as defined in Section 2.2(b) above) at least the requisite percent at all times between the date the record date request notice is received by the Corporation and the date of the applicable stockholder-requested special meeting, and the requesting person shall promptly notify the Secretary of the Corporation of any decrease in ownership of shares of stock of the Corporation that results in such a revocation. If, as a result of any revocations, there are no longer valid unrevoked written requests from the requisite percent, the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting.
(g)   Business transacted at a stockholder-requested special meeting shall be limited to: (i) the business stated in the valid special meeting request received from the requisite percent; and (ii) any additional business that the Board of Directors determines to include in the Corporation’s notice of meeting. If none of the persons who submitted the special meeting request (or their qualified representatives, as defined in Section 2.10(c)(i)) appears at the special meeting to present the matter or matters to be brought before the special meeting that were specified in the special meeting request, the Corporation need not present the matter or matters for a vote at the meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled pursuant to this Section 2.2.
Section 2.3   Notice of Stockholders’ Meetings.
(a)   Whenever stockholders are required or permitted to take any action at a meeting, notice of the place, if any, date, and time of the meeting of stockholders, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting), the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, if the meeting is to be held solely by means of remote communications, the means for accessing the list of stockholders contemplated by Section 2.5 of these Bylaws, shall be given. The notice shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws. In the case of a special meeting, the purpose or purposes for which the meeting is called also shall be set forth in the notice.
(b)   Except as otherwise required by law, notice may be given in writing directed to a stockholder’s mailing address as it appears on the records of the Corporation and shall be given: (i) if mailed, when notice is deposited in the U.S. mail, postage prepaid; and (ii) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address.
(c)   So long as the Corporation is subject to the Securities and Exchange Commission’s proxy rules set forth in Regulation 14A under the Securities Exchange Act of 1934 (the “Exchange Act”), notice shall be given in the manner required by such rules. To the extent permitted by such rules, notice may be given by electronic transmission directed to the stockholder’s electronic mail address, and if so given, shall be given when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the General Corporation Law of the State of Delaware (the “DGCL”). If notice is given by electronic mail, such notice shall comply with the applicable provisions of Sections 232(a) and 232(d) of the DGCL.
(d)   Notice may be given by other forms of electronic transmission with the consent of a stockholder in the manner permitted by Section 232(b) of the DGCL and shall be deemed given as provided therein.

(e)   An affidavit that notice has been given, executed by the Secretary of the Corporation, Assistant Secretary or any transfer agent or other agent of the Corporation, shall be prima facie evidence of the facts stated in the notice in the absence of fraud. Notice shall be deemed to have been given to all stockholders who share an address if notice is given in accordance with the “householding” rules set forth in Rule 14a-3(e) under the Exchange Act and Section 233 of the DGCL.
(f)   When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 7.6(a), and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Section 2.4   Organization.
(a)   Unless otherwise determined by the Board of Directors, meetings of stockholders shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the Chief Executive Officer or, in his or her absence, by another person designated by the Board of Directors. The Secretary of the Corporation, or in his or her absence, an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries, a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.
(b)   The date and time of the opening and the closing of the polls for each matter upon which the stockholders shall vote at a meeting of stockholders shall be announced at the meeting. The Board of Directors may adopt such rules and regulations for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the authority to adopt and enforce such rules and regulations for the conduct of any meeting of stockholders and the safety of those in attendance as, in the judgment of the chairman, are necessary, appropriate or convenient for the conduct of the meeting. Rules and regulations for the conduct of meetings of stockholders, whether adopted by the Board of Directors or by the chairman of the meeting, may include, without limitation, establishing: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted for consideration of each agenda item and for questions and comments by participants; (vi) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); and (vii) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting. Subject to any rules and regulations adopted by the Board of Directors, the chairman of the meeting may convene and, for any or no reason, from time to time, adjourn and/or recess any meeting of stockholders pursuant to Section 2.7. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power to declare that a nomination or other business was not properly brought before the meeting if the facts warrant (including if a determination is made, pursuant to Section 2.10(c)(i) of these Bylaws, that a nomination or other business was not made or proposed, as the case may be, in accordance with Section 2.10 of these Bylaws), and if such chairman should so declare, such nomination shall be disregarded or such other business shall not be transacted.
Section 2.5   List of Stockholders.   The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date. Such list shall be arranged in alphabetical order and shall show the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 2.5 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting; or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise required by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.
Section 2.6   Quorum.   Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws, at any meeting of stockholders, a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter. If a quorum is not present or represented at any meeting of stockholders, then the chairman of the meeting, or a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon, shall have power to adjourn or recess the meeting from time to time in accordance with Section 2.7, until a quorum is present or represented. Subject to applicable law, if a quorum initially is present at any meeting of stockholders, the stockholders may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, but if a quorum is not present at least initially, no business other than adjournment or recess may be transacted.
Section 2.7   Adjourned or Recessed Meeting.   Any annual or special meeting of stockholders, whether or not a quorum is present, may be adjourned or recessed for any or no reason from time to time by the chairman of the meeting, subject to any rules and regulations adopted by the Board of Directors pursuant to Section 2.4(b). Any such meeting may be adjourned for any or no reason (and may be recessed if a quorum is not present or represented) from time to time by a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon. At any such adjourned or recessed meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called.
Section 2.8   Voting.
(a)   Except as otherwise required by law or the Certificate of Incorporation (including any Preferred Stock Designation), each holder of stock of the Corporation entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of such stock held of record by such holder that has voting power upon the subject matter in question.
(b)   Except as otherwise required by law, the Certificate of Incorporation (including any Preferred Stock Designation), these Bylaws or any law, rule or regulation applicable to the Corporation or its securities, at each meeting of stockholders at which a quorum is present, all corporate actions to be taken by vote of the stockholders shall be authorized by the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter, and where a separate vote by a class or series or classes or series is required, if a quorum of such class or series or classes or series is present, such act shall be authorized by the affirmative vote of at least a majority of the voting power of the stock of such class or series or classes or series present in person or represented by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot.

Section 2.9   Proxies.   Every stockholder entitled to vote for directors, or on any other matter, shall have the right to do so either in person or by one or more persons authorized to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or an executed new proxy bearing a later date.
Section 2.10   Notice of Stockholder Business and Nominations.
(a)   Annual Meeting.
(i)   Nominations of persons for election to the Board of Directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto); (B) by or at the direction of the Board of Directors (or any authorized committee thereof); or (C) by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(a) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10(a). For the avoidance of doubt, the foregoing clause (C) shall be the exclusive means for a stockholder to make nominations or propose other business at an annual meeting of stockholders (other than a proposal included in the Corporation’s proxy statement pursuant to and in compliance with Rule 14a-8 under the Exchange Act).
(ii)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of the foregoing paragraph, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and, in the case of business other than nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business (as defined in Section 2.10(c)(ii) below) on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 30 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement (as defined in Section 2.10(c)(ii) below) of the date of such meeting is first made by the Corporation. In no event shall an adjournment or recess of an annual meeting, or a postponement of an annual meeting for which notice of the meeting has already been given to stockholders or a public announcement of the meeting date has already been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of the beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. Such stockholder’s notice shall set forth:
(A)   as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (2) such person’s written consent to serving as a director, if elected, for the full term for which such person is standing for election; provided, however, that, in addition to the information required in the stockholder’s notice pursuant to this Section 2.10(a)(ii)(A), such person shall also provide the Corporation such other information that the Corporation may reasonably request and that is necessary to permit the Corporation to determine the eligibility of such person to serve as a director of the Corporation, including information relevant to a determination whether such person can be considered an independent director;
(B)   as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the proposal is made;
(C)   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed:
(1)   the name and address of such stockholder, as they appear on the Corporation’s books, and the name and address of such beneficial owner;
(2)   the class or series and number of shares of stock of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting; and
(3)   a representation that the stockholder (or a qualified representative of the stockholder) intends to appear at the meeting to make such nomination or propose such business; and
(D)   as to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a “control person”):
(1)   the class or series and number of shares of stock of the Corporation which are beneficially owned (as defined in Section 2.10(c)(ii) below) by such stockholder or beneficial owner and by any control person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation beneficially owned by such stockholder or beneficial owner and by any control person as of the record date for the meeting;
(2)   a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner or control person and any other person, including, without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting;
(3)   a description of any agreement, arrangement or understanding (including, without limitation, any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation’s stock, or maintain, increase or decrease the voting power of the stockholder, beneficial owner or control person with respect to securities of the

Corporation, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting; and
(4)   a representation whether the stockholder or the beneficial owner, if any, will engage in a solicitation with respect to the nomination or other business and, if so, the name of each participant in such solicitation (as defined in Item 4 of Schedule 14A under the Exchange Act) and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of shares representing at least 50% of the voting power of the stock entitled to vote generally in the election of directors in the case of a nomination, or holders of at least the percentage of the Corporation’s stock required to approve or adopt the business to be proposed in the case of other business.
(iii)   Notwithstanding anything in Section 2.10(a)(ii) above or Section 2.10(b) below to the contrary, if the record date for determining the stockholders entitled to vote at any meeting of stockholders is different from the record date for determining the stockholders entitled to notice of the meeting, a stockholder’s notice required by this Section 2.10 shall set forth a representation that the stockholder will notify the Corporation in writing within five business days after the record date for determining the stockholders entitled to vote at the meeting, or by the opening of business on the date of the meeting (whichever is earlier), of the information required under clauses (ii)(C)(2) and (ii)(D)(1)-(3) of this Section 2.10(a), and such information when provided to the Corporation shall be current as of the record date for determining the stockholders entitled to vote at the meeting.
(iv)   This Section 2.10(a) shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of his or her intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.
(v)   Notwithstanding anything in this Section 2.10(a) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least 10 days prior to the last day a stockholder may deliver a notice in accordance with Section 2.10(a)(ii) above, a stockholder’s notice required by this Section 2.10(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.
(b)   Special Meeting.   Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting: (i) by or at the direction of the Board of Directors (or any authorized committee thereof); (ii) provided that one or more directors are to be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.10(b) is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who delivers notice thereof in writing setting forth the information required by Section 2.10(a) above; or (iii) in the case of a stockholder-requested special meeting, by any stockholder of the Corporation pursuant to Section 2.2. In the event the Corporation calls a special meeting of stockholders (other than a stockholder-requested special meeting) for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the notice required by this Section 2.10(b) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation. The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In no event shall an adjournment, recess or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding any other provision of these Bylaws, in the case of a stockholder-requested special meeting, no stockholder may nominate a person for election to the Board of Directors or propose any other business to be considered at the meeting, except pursuant to the written request(s) delivered for such special meeting pursuant to Section 2.2(a).
(c)   General.
(i)   Except as otherwise required by law, only such persons who are nominated in accordance with the procedures set forth in this Section 2.10 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.10. Except as otherwise required by law, each of the Board of Directors or the chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.10 (including whether a stockholder or beneficial owner solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in compliance with such stockholder’s representation as required by clause (a)(ii)(D)(4) of this Section 2.10). If any proposed nomination or other business is not in compliance with this Section 2.10, then except as otherwise required by law, the chairman of the meeting shall have the power to declare that such nomination shall be disregarded or that such other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, or otherwise determined by the Board of Directors or the chairman of the meeting, if the stockholder does not provide the information required under clauses (a)(ii)(C)(2) and (a)(ii)(D)(1)-(3) of this Section 2.10 to the Corporation within the time frames specified herein, any such nomination shall be disregarded and any such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. Notwithstanding the foregoing provisions of this Section 2.10, unless otherwise required by law, or otherwise determined by the Board of Directors or the chairman of the meeting, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business (whether pursuant to the requirements of these Bylaws or in accordance with Rule 14a-8 under the Exchange Act), such nomination shall be disregarded and such other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. To be considered a qualified representative of a stockholder pursuant to the preceding sentence, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction of the writing) delivered to the Corporation prior to the making of such nomination or proposal at such meeting (and in any event not fewer than five days before the meeting) stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.
(ii)   For purposes of this Section 2.10, the “close of business” shall mean 6:00 p.m. local time at the principal executive offices of the Corporation on any calendar day, whether or not the day is a business day, and a “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act. For purposes of clause (a)(ii)(D)(1) of this Section 2.10, shares shall be treated as “beneficially owned” by a person if the person beneficially owns such shares, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Regulations 13D and 13G thereunder or has or shares pursuant to any agreement, arrangement or understanding (whether or not in writing): (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both); (B) the right to vote such shares, alone or in concert with others; and/or (C) investment power with respect to such shares, including the power to dispose of, or to direct the disposition of, such shares.

Section 2.11   Action by Written Consent.
(a)   Except as otherwise provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation) or until such time as the Corporation is no longer a “Controlled Company” pursuant to Nasdaq Market Rule 5615(c)(1), any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, are signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. To be effective, such a consent must be delivered to the Corporation in accordance with Section 228(d) of the DGCL; provided, however, that the Corporation has not designated, and shall not designate, any information processing system for receiving such consents. No consent shall be effective to take the corporate action referred to therein unless consents signed by a sufficient number of holders to take action are delivered to the Corporation in accordance with this Section 2.11 within 60 days of the first date on which a consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent shall be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective.
(b)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation in accordance with this Section 2.11.
Section 2.12   Inspectors of Election.   Before any meeting of stockholders, the Corporation may, and shall if required by law, appoint one or more inspectors of election to act at the meeting and make a written report thereof. Inspectors may be employees of the Corporation. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting may, and shall if required by law, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Inspectors need not be stockholders. No director or nominee for the office of director at an election shall be appointed as an inspector at such election.
Such inspectors shall:
(a)   determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies and ballots;
(b)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors;
(c)   count and tabulate all votes and ballots; and
(d)   certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.
Section 2.13   Meetings by Remote Communications.   The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that: (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
Section 2.14   Delivery to the Corporation.   Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), the Corporation shall not be required to accept delivery of such document or information unless the document or information is in writing exclusively (and not in an electronic transmission) and delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested.
ARTICLE III
DIRECTORS
Section 3.1   Powers.   Except as otherwise required by the DGCL or as provided in the Certificate of Incorporation (including any Preferred Stock Designation), the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities these Bylaws expressly confer upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws required to be exercised or done by the stockholders.
Section 3.2   Number, Term of Office and Election.
(a)   Except as otherwise provided for or fixed pursuant to the Certificate of Incorporation (including any Preferred Stock Designation), the Board of Directors shall consist of not fewer than 5 nor more than 11 directors, the exact number to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized (hereinafter referred to as the “Whole Board”).
(b)   At any meeting of stockholders at which directors are to be elected, each nominee for election as a director in an uncontested election shall be elected if the number of votes cast for the nominee’s election exceeds the number of votes cast against the nominee’s election. In all director elections other than uncontested elections, the nominees for election as a director shall be elected by a plurality of the votes cast. For purposes of this Section 3.2, an “uncontested election” means any meeting of stockholders at which the number of candidates does not exceed the number of directors to be elected and with respect to which: (a) no stockholder has submitted notice of an intent to nominate a candidate for election at such meeting in accordance with Section 2.10; or (b) such a notice has been submitted, and on or before the fifth business day prior to the date that the Corporation files its definitive proxy statement relating to such meeting with the Securities and Exchange Commission (regardless of whether thereafter revised or supplemented), the notice has been: (i) withdrawn in writing to the Secretary of the Corporation; (ii) determined not to be a valid notice of nomination, with such determination to be made by the Board of Directors (or a committee thereof) pursuant to Section 2.10, or if challenged in court, by a final court order; or (iii) determined by the Board of Directors (or a committee thereof) not to create a bona fide election contest.
(c)   Each director shall hold office until the next election of directors and until his or her successor shall have been duly elected and qualified. Directors need not be stockholders unless so required by the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws, wherein other qualifications for directors may be prescribed.
Section 3.3   Vacancies and Newly Created Directorships.   Subject to the rights of the holders of any outstanding series of Preferred Stock, and unless otherwise required by law, newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by the sole remaining director, and any director so chosen shall hold office until the next election of directors and until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.
Section 3.4   Resignations and Removal.
(a)   Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect upon delivery, unless the resignation specifies a later effective date or time or an effective date or time determined upon the happening of an event or events. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
(b)   Any director, or the entire Board of Directors, may be removed, with or without cause, by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon; provided, however, that whenever the holders of any class or series are entitled to elect one or more directors by the Certificate of Incorporation (including any Preferred Stock Designation), with respect to the removal without cause of a director or directors so elected, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole shall apply.
Section 3.5   Regular Meetings.   Regular meetings of the Board of Directors shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.
Section 3.6   Special Meetings.   Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place, within or without the State of Delaware, date and time of such meetings. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five days before the day on which such meeting is to be held, or shall be sent to such director by electronic transmission, or be delivered personally or by telephone, in each case at least 24 hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.
Section 3.7   Participation in Meetings by Conference Telephone.   Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.
Section 3.8   Quorum and Voting.   Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the vote of a majority of the directors present at a duly held meeting at which a quorum is present shall be the act of the Board of Directors. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.
Section 3.9   Board of Directors Action by Written Consent Without a Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee thereof, may be taken without a meeting, provided that all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission to such action. After an action is taken, the consent or consents relating thereto shall be filed with the minutes or proceedings of the Board of Directors or committee in the same paper or electronic form as the minutes are maintained. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action shall be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.
Section 3.10   Chairman of the Board.   The Chairman of the Board shall preside at meetings of stockholders (unless otherwise determined by the Board of Directors) and at meetings of directors and shall perform such other duties as the Board of Directors may from time to time determine. If the Chairman of the Board is not present at a meeting of the Board of Directors, another director chosen by the Board of Directors shall preside.
Section 3.11   Rules and Regulations.   The Board of Directors shall adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings and management of the affairs of the Corporation as the Board of Directors shall deem proper.
Section 3.12   Fees and Compensation of Directors.   Unless otherwise restricted by the Certificate of Incorporation, directors may receive such compensation, if any, for their services on the Board of Directors and its committees, and such reimbursement of expenses, as may be fixed or determined by resolution of the Board of Directors.
Section 3.13   Emergency Bylaws.   This Section 3.13 shall be operative during any emergency condition as contemplated by Section 110 of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in these Bylaws, the Certificate of Incorporation or the DGCL. In the event of any Emergency, or other similar emergency condition, the director or directors in attendance at a meeting of the Board of Directors or a standing committee thereof shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board of Directors as they shall deem necessary and appropriate. Except as the Board of Directors may otherwise determine, during any Emergency, the Corporation and its directors and officers, may exercise any authority and take any action or measure contemplated by Section 110 of the DGCL.
ARTICLE IV
COMMITTEES
Section 4.1   Committees of the Board of Directors.   The Board of Directors may designate one or more committees, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval; or (b) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.
Section 4.2   Meetings and Action of Committees.   Unless the Board of Directors provides otherwise by resolution, any committee of the Board of Directors may adopt, alter and repeal such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper. A majority of the directors then serving on a committee shall constitute a quorum for the transaction of business by the committee except as otherwise required by law, the Certificate of Incorporation or these Bylaws, and except as otherwise provided in a resolution of the Board of Directors; provided, however, that in no case shall a quorum be less than one-third of the directors then serving on the committee. Unless the Certificate of Incorporation, these Bylaws or a resolution of the Board of Directors requires a greater number, the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee.
ARTICLE V
OFFICERS
Section 5.1   Officers.   The officers of the Corporation shall consist of a Chief Executive Officer, a Chief Financial Officer, a Secretary, a Treasurer, a Controller and such other officers as the Board of Directors may from time to time determine, each of whom shall be elected by the Board of Directors, each to have such authority, functions or duties as set forth in these Bylaws or as determined by the Board of Directors. Each officer shall be elected by the Board of Directors and shall hold office for such term as may be prescribed by the Board of Directors and until such person’s successor shall have been duly elected and qualified, or until such person’s earlier death, disqualification, resignation or removal. Any number of offices may be held by the same person; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate of Incorporation or these Bylaws to be executed, acknowledged or verified by two or more officers. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.
Section 5.2   Compensation.   The salaries of the officers of the Corporation and the manner and time of the payment of such salaries shall be fixed and determined by the Board of Directors or by a duly authorized officer and may be altered by the Board of Directors from time to time as it deems appropriate, subject to the rights, if any, of such officers under any contract of employment.
Section 5.3   Removal, Resignation and Vacancies.   Any officer of the Corporation may be removed, with or without cause, by the Board of Directors or by a duly authorized officer, without prejudice to the rights, if any, of such officer under any contract to which it is a party. Any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation, without prejudice to the rights, if any, of the Corporation under any contract to which such officer is a party. If any vacancy occurs in any office of the Corporation, the Board of Directors may elect a successor to fill such vacancy for the remainder of the unexpired term and until a successor shall have been duly elected and qualified.
Section 5.4   Chief Executive Officer.   The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, shall be responsible for corporate policy and strategy, and shall report directly to the Board of Directors. Unless otherwise provided in these Bylaws or determined by the Board of Directors, all other officers of the Corporation shall report directly to the Chief Executive Officer or as otherwise determined by the Chief Executive Officer. The Chief Executive Officer shall, if present and in the absence of the Chairman of the Board of Directors, preside at meetings of the stockholders.
Section 5.5   Chief Financial Officer.   The Chief Financial Officer shall exercise all the powers and perform the duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the President may from time to time determine.
Section 5.6   Treasurer.   The Treasurer shall supervise and be responsible for all the funds and securities of the Corporation, the deposit of all monies and other valuables to the credit of the Corporation in depositories of the Corporation, borrowings and compliance with the provisions of all indentures, agreements and instruments governing such borrowings to which the Corporation is a party, the disbursement of funds of the Corporation and the investment of its funds, and in general shall perform all of the duties incident to the office of the Treasurer. The Treasurer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer, the President or the Chief Financial Officer may from time to time determine.
Section 5.7   Controller.   The Controller shall be the chief accounting officer of the Corporation. The Controller shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer may from time to time determine.
Section 5.8   Secretary.   The powers and duties of the Secretary are: (i) to act as Secretary at all meetings of the Board of Directors, of the committees of the Board of Directors and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; (ii) to see that all notices required to be given by the Corporation are duly given and served; (iii) to act as custodian of the seal of the Corporation and affix the seal or cause it to be affixed to all certificates of stock of the Corporation and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (iv) to have charge of the books, records and papers of the Corporation and see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and (v) to perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the President may from time to time determine.
Section 5.9   Additional Matters.   The Chief Executive Officer and the Chief Financial Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Vice President, Assistant Vice President, Assistant Treasurer or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board of Directors.
Section 5.10   Checks; Drafts; Evidences of Indebtedness.   From time to time, the Board of Directors shall determine the method, and designate (or authorize officers of the Corporation to designate) the person or persons who shall have authority, to sign or endorse all checks, drafts, other orders for payment of money and notes, bonds, debentures or other evidences of indebtedness that are issued in the name of or payable by the Corporation, and only the persons so authorized shall sign or endorse such instruments.
Section 5.11   Corporate Contracts and Instruments; How Executed.   Except as otherwise provided in these Bylaws, the Board of Directors may determine the method, and designate (or authorize officers of the Corporation to designate) the person or persons who shall have authority to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. Unless so authorized, or within the power incident to a person’s office or other position with the Corporation, no person shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.
Section 5.12   Signature Authority.   Unless otherwise determined by the Board of Directors or otherwise provided by law or these Bylaws, contracts, evidences of indebtedness and other instruments or documents of the Corporation may be executed, signed or endorsed: (i) by the Chief Executive Officer; or (ii) by the Chief Financial Officer, Treasurer, Secretary or Controller, in each case only with regard to such instruments or documents that pertain to or relate to such person’s duties or business functions.
Section 5.13   Action with Respect to Securities of Other Corporations or Entities.   The Chief Executive Officer or any other officer of the Corporation authorized by the Board of Directors or the Chief Executive Officer is authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares or other equity interests of any other corporation or entity or corporations or entities, standing in the name of the Corporation. The authority herein granted may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.
Section 5.14   Delegation.   The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding the foregoing provisions of this Article V.

ARTICLE VI
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES
Section 6.1   Right to Indemnification.
(a)   Each person who was or is a party or is threatened to be made a party to, or was or is otherwise involved in, any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, judicial, administrative or legislative hearing, or any other threatened, pending or completed proceeding, whether brought by or in the right of the Corporation or otherwise, including any and all appeals, whether of a civil, criminal, administrative, legislative, investigative or other nature (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer (which means, for purposes of this Article VI, any individual designated by the Board of Directors as an officer for purposes of Section 16 of the Exchange Act) of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), or by reason of anything done or not done by him or her in any such capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, penalties and amounts paid in settlement by or on behalf of the indemnitee) actually and reasonably incurred by such indemnitee in connection therewith, all on the terms and conditions set forth in these Bylaws; provided, however, that, except as otherwise required by law or provided in Section 6.4 with respect to suits to enforce rights under this Article VI, the Corporation shall indemnify any such indemnitee in connection with a proceeding, or part thereof, voluntarily initiated by such indemnitee (including claims and counterclaims, whether such counterclaims are asserted by: (i) such indemnitee; or (ii) the Corporation in a proceeding initiated by such indemnitee) only if such proceeding, or part thereof, was authorized or ratified by the Board of Directors or the Board of Directors otherwise determines that indemnification or advancement of expenses is appropriate.
(b)   To receive indemnification under this Article VI, an indemnitee shall submit a written request to the Corporation. Such request shall include documentation or information that is necessary to determine the entitlement of the indemnitee to indemnification and that is reasonably available to the indemnitee. Upon receipt by the Corporation of such a written request, unless indemnification is required by Section 6.3, the entitlement of the indemnitee to indemnification shall be determined by the following person or persons who shall be empowered to make such determination, as selected by the Board of Directors (except with respect to clause (v) of this Section 6.1(b)): (i) the Board of Directors by a majority vote of the directors who are not parties to such proceeding, whether or not such majority constitutes a quorum; (ii) a committee of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the indemnitee; (iv) the stockholders of the Corporation; or (v) in the event that a change of control (as defined below) has occurred, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the indemnitee. The determination of entitlement to indemnification shall be made and, unless a contrary determination is made, such indemnification shall be paid in full by the Corporation not later than 60 days after receipt by the Corporation of a written request for indemnification. For purposes of this Section 6.1(b), a “change of control” will be deemed to have occurred if, with respect to any particular 24-month period, the individuals who, at the beginning of such 24-month period, constituted the Board of Directors (the “incumbent board”), cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the beginning of such 24-month period whose election, or nomination for election by the stockholders of the Corporation, was approved by a vote of at least a majority of the directors then comprising the incumbent board shall be considered as though such individual were a member of the incumbent board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors.

Section 6.2   Right to Advancement of Expenses.
(a)   In addition to the right to indemnification conferred in Section 6.1, an indemnitee shall, to the fullest extent permitted by law, also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that an advancement of expenses shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Article VI or otherwise.
(b)   To receive an advancement of expenses under this Section 6.2, an indemnitee shall submit a written request to the Corporation. Such request shall reasonably evidence the expenses incurred by the indemnitee and shall include or be accompanied by the undertaking required by Section 6.2(a). Each such advancement of expenses shall be made within 20 days after the receipt by the Corporation of a written request for advancement of expenses.
(c)   Notwithstanding the foregoing Section 6.2(a), the Corporation shall not make or continue to make advancements of expenses to an indemnitee if a determination is reasonably made that the facts known at the time such determination is made demonstrate clearly and convincingly that the indemnitee acted in bad faith or in a manner that the indemnitee did not reasonably believe to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal proceeding, that the indemnitee had reasonable cause to believe his or her conduct was unlawful. Such determination shall be made: (i) by the Board of Directors by a majority vote of directors who are not parties to such proceeding, whether or not such majority constitutes a quorum; (ii) by a committee of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum; or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the indemnitee.
Section 6.3   Indemnification for Successful Defense.   To the extent that an indemnitee has been successful on the merits or otherwise in defense of any proceeding (or in defense of any claim, issue or matter therein), such indemnitee shall be indemnified under this Section 6.3 against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such defense. Indemnification under this Section 6.3 shall not be subject to satisfaction of a standard of conduct, and the Corporation may not assert the failure to satisfy a standard of conduct as a basis to deny indemnification or recover amounts advanced, including in a suit brought pursuant to Section 6.4 (notwithstanding anything to the contrary therein); provided, however, that, any indemnitee who is not a current or former director or officer (as such term is defined in the final sentence of Section 145(c)(1) of the DGCL) shall be entitled to indemnification under Section 6.1 and this Section 6.3 only if such indemnitee has satisfied the standard of conduct required for indemnification under Section 145(a) or Section 145(b) of the DGCL.
Section 6.4   Right of Indemnitee to Bring Suit.   In the event that a determination is made that the indemnitee is not entitled to indemnification or if payment is not timely made following a determination of entitlement to indemnification pursuant to Section 6.1(b), if a request for indemnification under Section 6.3 is not paid in full by the Corporation within 60 days after a written request has been received by the Corporation, or if an advancement of expenses is not timely made under Section 6.2(b), the indemnitee may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction in the State of Delaware seeking an adjudication of entitlement to such indemnification or advancement of expenses. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met any applicable standard of conduct for indemnification set forth in Section 145(a) or Section 145(b) of the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met any applicable standard of conduct for indemnification set forth in Section 145(a) or Section 145(b) of the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met such applicable standard of conduct, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Article VI or otherwise shall be on the Corporation.
Section 6.5   Non-Exclusivity of Rights.   The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise.
Section 6.6   Insurance.   The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 6.7   Indemnification of Employees and Agents of the Corporation.   The Corporation may, to the extent and in the manner permitted by law, and to the extent authorized from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation.
Section 6.8   Nature of Rights.   The rights conferred upon indemnitees in this Article VI shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VI that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.
Section 6.9   Settlement of Claims.   Notwithstanding anything in this Article VI to the contrary, the Corporation shall not be liable to indemnify any indemnitee under this Article VI for any amounts paid in settlement of any proceeding effected without the Corporation’s written consent, which consent shall not be unreasonably withheld.
Section 6.10   Subrogation.   In the event of payment under this Article VI, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee (excluding insurance obtained on the indemnitee’s own behalf), and the indemnitee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.
Section 6.11   Severability.   If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (a) the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the indemnitee to the fullest extent set forth in this Article VI.

ARTICLE VII
CAPITAL STOCK
Section 7.1   Certificates of Stock.   The shares of the Corporation shall be represented by certificates; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, including, without limitation, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, the Controller, the Secretary, or an Assistant Treasurer or Assistant Secretary certifying the number of shares owned by such holder in the Corporation. Any or all such signatures may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.
Section 7.2   Special Designation on Certificates.   If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 7.2 or Section 151, 156, 202(a) or 218(a) of the DGCL or with respect to this Section 7.2 and Section 151 of the DGCL a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.
Section 7.3   Transfers of Stock.   Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Corporation or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer.
Section 7.4   Lost Certificates.   The Corporation may issue a new share certificate or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or the owner’s legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares. The Board of Directors may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.
Section 7.5   Registered Stockholders.   The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.
Section 7.6   Record Date for Determining Stockholders.
(a)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjourned meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjourned meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
(c)   Unless otherwise restricted by the Certificate of Incorporation (including any Preferred Stock Designation), in order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken was delivered to the Corporation in accordance with Section 2.11. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to express consent to corporate action without a meeting, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
Section 7.7   Regulations.   To the extent permitted by applicable law, the Board of Directors may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of shares of stock of the Corporation.
Section 7.8   Waiver of Notice.   Whenever notice is required to be given under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, the Board of Directors or a committee of the Board of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.
ARTICLE VIII
GENERAL MATTERS
Section 8.1   Fiscal Year.   The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year, or shall extend for such other 12 consecutive months as the Board of Directors may designate.
Section 8.2 Corporate Seal.   The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary of the Corporation. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.
Section 8.3   Reliance Upon Books, Reports and Records.   Each director and each member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
Section 8.4   Subject to Law and Certificate of Incorporation.   All powers, duties and responsibilities provided for in these Bylaws, whether or not explicitly so qualified, are qualified by the Certificate of Incorporation (including any Preferred Stock Designation) and applicable law.
Section 8.5   Electronic Signatures, etc.   Except as otherwise required by the Certificate of Incorporation (including as otherwise required by any Preferred Stock Designation) or these Bylaws (including, without limitation, as otherwise required by Section 2.14), any document, including, without limitation, any consent, agreement, certificate or instrument, required by the DGCL, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. The terms “electronic mail,” “electronic mail address,” “electronic signature” and “electronic transmission” as used herein shall have the meanings ascribed thereto in the DGCL.
ARTICLE IX
FORUM FOR ADJUDICATION OF DISPUTES
Section 9.1   Forum.   Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. Notwithstanding anything herein to the contrary, and for the avoidance of doubt: this Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934. For purposes of this Article IX, internal corporate claims means claims, including claims in the right of the Corporation: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

Section 9.2   Enforceability.   If any provision of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.
ARTICLE X
AMENDMENTS
Section 10.1   Amendments.   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal these Bylaws. Except as otherwise provided in the Certificate of Incorporation (including the terms of any Preferred Stock Designation that provides for a greater or lesser vote) or these Bylaws, and in addition to any other vote required by law, the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, any provision of these Bylaws.
The foregoing Bylaws were adopted by the Board of Directors on            , 2022.

Annex E
NUSCALE POWER CORPORATION
2022 LONG-TERM INCENTIVE PLAN

E-i

E-ii

1.
History; Effective Date.

NUSCALE POWER CORPORATION, a Delaware corporation (formerly known as Spring Valley Acquisition Corp., a Delaware corporation) (“NuScale”), has established the NUSCALE POWER CORPORATION 2022 LONG-TERM INCENTIVE PLAN, as set forth herein, and as the same may be amended from time to time (the “Plan”). The Plan was adopted by the Board of Directors of NuScale (the “Board”) on [           ], 2022 (the “Adoption Date”). The Plan shall become and is effective as of the date that it is approved by the stockholders of NuScale (the “Effective Date”).
2.
Purposes of the Plan.

The Plan is designed to:
(a)
promote the long-term financial interests and growth of NuScale and its Subsidiaries (together, the “Company”) by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of the Company’s business;

(b)
motivate management personnel by means of growth-related incentives to achieve long-range goals; and

(c)
further the alignment of interests of Participants with those of the stockholders of NuScale through opportunities for increased stock or stock-based ownership in NuScale.

Toward these objectives, the Administrator may grant stock options, stock appreciation rights, stock awards, stock units, performance shares, performance units, and other stock-based awards to eligible individuals on the terms and subject to the conditions set forth in the Plan.
3.
Terminology.

Except as otherwise specifically provided in an Award Agreement, capitalized words and phrases used in the Plan or an Award Agreement shall have the meaning set forth in the Glossary at Section 17 of the Plan or as defined the first place such word or phrase appears in the Plan.
4.
Administration.

(a)
Administration of the Plan.   The Plan shall be administered by the Administrator.

(b)
Powers of the Administrator.   The Administrator shall, except as otherwise provided under the Plan, have plenary authority, in its sole and absolute discretion, to grant Awards pursuant to the terms of the Plan to Eligible Individuals and to take all other actions necessary or desirable to carry out the purpose and intent of the Plan. Among other things, the Administrator shall have the authority, in its sole and absolute discretion, subject to the terms and conditions of the Plan to:

(i)
determine the Eligible Individuals to whom, and the time or times at which, Awards shall be granted;

(ii)
determine the types of Awards to be granted to any Eligible Individual;

(iii)
determine the number of shares of Common Stock to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award;

(iv)
determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (A) the purchase price of any shares of Common Stock, (B) the method of payment for shares purchased pursuant to any Award, (C) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Common Stock, (D) the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares acquired pursuant thereto, (E) the Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (F) the time of the expiration of any Award, (G) the effect of the Participant’s

Termination of Service on any of the foregoing, and (H) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto as the Administrator shall consider to be appropriate and not inconsistent with the terms of the Plan;
(v)
subject to Sections 7(f) and 15, modify, amend or adjust the terms and conditions of any Award;

(vi)
accelerate or otherwise change the time at or during which an Award may be exercised or becomes payable and waive or accelerate the lapse, in whole or in part, of any restriction, condition or risk of forfeiture with respect to such Award; provided, however, that, except in connection with death, disability or a Change in Control, no such change, waiver or acceleration shall be made to any Award that is considered in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code if the effect of such action is inconsistent with Section 409A of the Code;

(vii)
determine whether an Award will be paid or settled in cash, shares of Common Stock, or in any combination thereof and whether, to what extent and under what circumstances cash or shares of Common Stock payable with respect to an Award shall be deferred either automatically or at the election of the Participant;

(viii)
for any purpose, including but not limited to, qualifying for preferred or beneficial tax treatment, accommodating the customs or administrative challenges or otherwise complying with the tax, accounting or regulatory requirements of one or more jurisdictions, adopt, amend, modify, administer or terminate sub-plans, appendices, special provisions or supplements applicable to Awards regulated by the laws of a particular jurisdiction, which sub-plans, appendices, supplements and special provisions may take precedence over other provisions of the Plan, and prescribe, amend and rescind rules and regulations relating to such sub-plans, supplements and special provisions;

(ix)
establish any “blackout” period, during which transactions affecting Awards may not be effectuated, that the Administrator in its sole discretion deems necessary or advisable;

(x)
determine the Fair Market Value of shares of Common Stock or other property for any purpose under the Plan or any Award;

(xi)
administer, construe and interpret the Plan, Award Agreements and all other documents relevant to the Plan and Awards issued thereunder, and decide all other matters to be determined in connection with an Award;

(xii)
establish, amend, rescind and interpret such administrative rules, regulations, agreements, guidelines, instruments and practices for the administration of the Plan and for the conduct of its business as the Administrator deems necessary or advisable;

(xiii)
correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent the Administrator shall consider it desirable to carry it into effect; and

(xiv)
otherwise administer the Plan and all Awards granted under the Plan.

(c)
Delegation of Administrative Authority.   The Administrator may designate officers or employees of the Company to assist the Administrator in the administration of the Plan and, to the extent permitted by applicable law and stock exchange rules, the Administrator may delegate to officers or other employees of the Company the Administrator’s duties and powers under the Plan, subject to such conditions and limitations as the Administrator shall prescribe, including without limitation the authority to execute agreements or other documents on behalf of the Administrator; provided, however, that such delegation of authority shall not extend to the granting of, or exercise of discretion with respect to, Awards to Eligible Individuals who are officers under Section 16 of the Exchange Act.

(d)
Non-Uniform Determinations.   The Administrator’s determinations under the Plan (including without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and provisions of such Awards and the Award Agreements evidencing such Awards, and the ramifications of a Change in Control upon outstanding Awards) need not be uniform and may be made by the Administrator selectively among Awards or persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

(e)
Limited Liability; Advisors.   To the maximum extent permitted by law, no member of the Administrator shall be liable for any action taken or decision made in good faith relating to the Plan or any Award thereunder. The Administrator may employ counsel, consultants, accountants, appraisers, brokers or other persons. The Administrator, NuScale, and the officers and directors of NuScale shall be entitled to rely upon the advice, opinions or valuations of any such persons.

(f)
Indemnification.   To the maximum extent permitted by law, by NuScale’s charter and by-laws, and by any directors’ and officers’ liability insurance coverage which may be in effect from time to time, the members of the Administrator and any agent or delegate of the Administrator who is a director, officer or employee of NuScale or an Affiliate shall be indemnified by NuScale against any and all liabilities and expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan.

(g)
Effect of Administrator’s Decision.   All actions taken and determinations made by the Administrator on all matters relating to the Plan or any Award pursuant to the powers vested in it hereunder shall be in the Administrator’s sole and absolute discretion, unless in contravention of any express term of the Plan, including, without limitation, any determination involving the appropriateness or equitableness of any action. All determinations made by the Administrator shall be conclusive, final and binding on all parties concerned, including NuScale, its stockholders, any Participants and any other employee, consultant, or director of NuScale and its Affiliates, and their respective successors in interest. No member of the Administrator, nor any director, officer, employee or representative of NuScale shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards.

5.
Shares Issuable Pursuant to Awards.

(a)
Initial Share Pool.   As of the Effective Date, the number of shares of Common Stock issuable pursuant to Awards that may be granted under the Plan (the “Share Pool”) shall be the number equal to 8% of the aggregate Common Stock and Class B Common Stock of NuScale immediately following Closing.

(b)
Adjustments to Share Pool.   On and after the Effective Date, the Share Pool shall be adjusted, in addition to any adjustments to be made pursuant to Section 10 of the Plan, as follows:

(i)
The Share Pool shall be increased automatically, without further action of the Board, on January 1, 2023, by a number of shares of Common Stock equal to four percent (4%) of the aggregate number of shares of Common Stock and Class B Common Stock outstanding on December 31, 2022, excluding for this purpose any such outstanding shares of Common Stock that were granted under this Plan and remain unvested and subject to forfeiture as of December 31, 2022; provided, however, that the Board may provide prior to January 1, 2023 that the increase in the Share Pool will be a smaller number of shares of Common Stock, including zero (0), than would otherwise occur pursuant to the preceding clause.

(ii)
The Share Pool shall be reduced, on the date of grant, by one share for each share of Common Stock made subject to an Award granted under the Plan;

(iii)
The Share Pool shall be increased, on the relevant date, by the number of unissued shares of Common Stock underlying or used as a reference measure for any Award or portion of an Award that is cancelled, forfeited, expired, terminated unearned or settled in cash, in any such case without the issuance of shares and by the number of shares of Common Stock used as a reference measure for any Award that are not issued upon settlement of such Award either due to a net settlement or otherwise;
(iv)
The Share Pool shall be increased, on the forfeiture date, by the number of shares of Common Stock that are forfeited back to NuScale after issuance due to a failure to meet an Award contingency or condition with respect to any Award or portion of an Award;

(v)
The Share Pool shall be increased, on the exercise date, by the number of shares of Common Stock withheld by or surrendered (either actually or through attestation) to NuScale in payment of the exercise price of any Award; and

(vi)
The Share Pool shall be increased, on the relevant date, by the number of shares of Common Stock withheld by or surrendered (either actually or through attestation) to NuScale in payment of the Tax Withholding Obligation that arises in connection with any Award.

(c)
ISO Limit.   Subject to adjustment pursuant to Section 10 of the Plan, the maximum number of shares of Common Stock that may be issued pursuant to stock options granted under the Plan that are intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Code shall be equal to the number of shares in the Share Pool as of the Effective Date of the Plan.

(d)
Source of Shares.   The shares of Common Stock with respect to which Awards may be made under the Plan shall be shares authorized for issuance under NuScale’s charter but unissued, or issued and reacquired, including without limitation shares purchased in the open market or in private transactions.

(e)
Annual Limit on Non-Employee Director Compensation.   In each calendar year during any part of which the Plan is in effect, a Non-Employee Director may not receive Awards for such individual’s service on the Board that, taken together with any cash fees paid to such Non-Employee Director during such calendar year for such individual’s service on the Board, have a value in excess of $400,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided, that (a) for any calendar year in which a Non-Employee Director (i) first commences service on the Board, (ii) serves on a special committee of the Board, or (iii) serves as lead director or non-executive chair of the Board, additional compensation may be provided to such Non-Employee Director in excess of such limit but not in excess of $800,000; provided, further, that the limit set forth in this Section 5(e) shall be applied without regard to Awards or other compensation, if any, provided to a Non-Employee Director during any period in which such individual was an employee of NuScale or any Affiliate or was otherwise providing services to the Company or to any Affiliate other than in the capacity as a Non-Employee Director.

6.
Participation.

Participation in the Plan shall be open to all Eligible Individuals, as may be selected by the Administrator from time to time. The Administrator may also grant Awards to Eligible Individuals in connection with hiring, recruiting or otherwise, prior to the date the individual first performs services for NuScale or a Subsidiary; provided, however, that such Awards shall not become vested or exercisable, and no shares shall be issued to such individual, prior to the date the individual first commences performance of such services.
7.
Awards.

(a)
Awards, In General.   The Administrator, in its sole discretion, shall establish the terms of all Awards granted under the Plan consistent with the terms of the Plan. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. All Awards are subject to the terms and conditions provided in the Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. Unless otherwise specified by the Administrator, in its sole discretion, or otherwise provided in the Award Agreement, an Award shall not be effective unless the Award Agreement is signed or otherwise accepted by NuScale and the Participant receiving the Award (including by electronic delivery and/or electronic signature).

(b)
Stock Options.

(i)
Grants.   A stock option means a right to purchase a specified number of shares of Common Stock from NuScale at a specified price during a specified period of time. The Administrator may from time to time grant to Eligible Individuals Awards of Incentive Stock Options or Nonqualified Options; provided, however, that Awards of Incentive Stock Options shall be limited to employees of NuScale or of any current or hereafter existing “parent corporation” or “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively, of NuScale, and any other Eligible Individuals who are eligible to receive Incentive Stock Options under the provisions of Section 422 of the Code. No stock option shall be an Incentive Stock Option unless so designated by the Administrator at the time of grant or in the applicable Award Agreement.

(ii)
Exercise.   Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The exercise price per share subject to a stock option granted under the Plan shall not be less than one hundred percent (100%) (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value of one share of Common Stock on the date of grant of the stock option, except as provided under applicable law or with respect to stock options that are granted in substitution of similar types of awards of a company acquired by NuScale or a Subsidiary or with which NuScale or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

(iii)
Termination of Service.   Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a Participant’s stock options shall be forfeited upon his or her Termination of Service.

(iv)
Additional Terms and Conditions.   The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock options, provided they are not inconsistent with the Plan.

(c)
Limitation on Reload Options.   The Administrator shall not grant stock options under this Plan that contain a reload or replenishment feature pursuant to which a new stock option would be granted automatically upon receipt of delivery of Common Stock to NuScale in payment of the exercise price or any tax withholding obligation under any other stock option.

(d)
Stock Appreciation Rights.

(i)
Grants.   The Administrator may from time to time grant to Eligible Individuals Awards of stock appreciation rights. A stock appreciation right entitles the Participant to receive, subject to the provisions of the Plan and the Award Agreement, a payment having an aggregate value equal to the product of (i) the excess of (A) the Fair Market Value on the exercise date of one share of Common Stock over (B) the base price per share specified in the Award Agreement, times (ii) the number of shares specified by the stock appreciation right, or portion thereof, which is exercised. The base price per share specified in the Award Agreement shall not be less than the lower of the Fair Market Value on the date of grant or the exercise price of any tandem stock option to which the stock appreciation right is related, or with respect to stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by NuScale or a Subsidiary or with which NuScale or a Subsidiary combines (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) such base price as is necessary to preserve the intrinsic value of such awards.

(ii)
Exercise.   Stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the Plan may not have a term in excess of ten years’ duration unless required otherwise by applicable law. The applicable Award Agreement shall specify whether payment by NuScale of the amount receivable upon any exercise of a stock appreciation right is to be made in cash or shares of Common Stock or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or upon the exercise of the stock appreciation right. If upon the exercise of a stock appreciation right a Participant is to receive a portion of such payment in shares of Common Stock, the number of shares shall be determined by dividing such portion by the Fair Market Value of a share of Common Stock on the exercise date. No fractional shares shall be used for such payment and the Administrator shall determine whether cash shall be given in lieu of such fractional shares or whether such fractional shares shall be eliminated.
(iii)
Termination of Service.   Except as provided in the applicable Award Agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a Participant’s stock appreciation rights shall be forfeited upon his or her Termination of Service.

(iv)
Additional Terms and Conditions.   The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock appreciation rights, provided they are not inconsistent with the Plan.

(e)
Repricing.   Notwithstanding anything herein to the contrary, except in connection with a corporate transaction involving NuScale (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of options and stock appreciation rights granted under the Plan may not be amended, after the date of grant, to reduce the exercise price of such options or stock appreciation rights, nor may outstanding options or stock appreciation rights be canceled in exchange for (i) cash, (ii) options or stock appreciation rights with an exercise price or base price that is less than the exercise price or base price of the original outstanding options or stock appreciation rights, or (iii) other Awards, unless such action is approved by NuScale’s stockholders.

(f)
Stock Awards.

(i)
Grants.   The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted Common Stock or Restricted Stock (collectively, “Stock Awards”) on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine. Stock Awards shall be evidenced in such manner as the Administrator may deem appropriate, including via book-entry registration.

(ii)
Vesting.   Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and/or risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The Restriction Period to which such vesting, restrictions and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of Performance Goals, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock.

(iii)
Rights of a Stockholder; Dividends.   Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder of Common Stock including, without limitation, the right to vote Restricted Stock. Cash dividends declared payable on Common Stock shall be paid, with respect to outstanding Restricted Stock, either as soon as practicable following the dividend payment date or deferred for payment to such later date as determined by the Administrator, and shall be paid in cash or as unrestricted shares of Common Stock having a Fair Market Value equal to the amount of such dividends or may be reinvested in additional shares of Restricted Stock as determined by the Administrator; provided, however, that dividends declared payable on Restricted Stock that is granted as a Performance Award shall be held by NuScale and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such shares of Restricted Stock. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Stock or other property has been distributed. As soon as is practicable following the date on which restrictions on any shares of Restricted Stock lapse, NuScale shall deliver to the Participant the certificates for such shares or shall cause the shares to be registered in the Participant’s name in book-entry form, in either case with the restrictions removed, provided that the Participant shall have complied with all conditions for delivery of such shares contained in the Award Agreement or otherwise reasonably required by NuScale.
(iv)
Termination of Service.   Except as provided in the applicable Award Agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided, however, that, the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(v)
Additional Terms and Conditions.   The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Restricted Stock, provided they are not inconsistent with the Plan.

(g)
Stock Units.

(i)
Grants.   The Administrator may from time to time grant to Eligible Individuals Awards of unrestricted stock Units or Restricted Stock Units on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by law, as the Administrator shall determine. Restricted Stock Units represent a contractual obligation by NuScale to deliver a number of shares of Common Stock, an amount in cash equal to the Fair Market Value of the specified number of shares subject to the Award, or a combination of shares of Common Stock and cash, in accordance with the terms and conditions set forth in the Plan and any applicable Award Agreement.

(ii)
Vesting and Payment.   Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture apply may lapse under such circumstances, including without limitation upon the attainment of Performance Goals, in such installments, or otherwise, as the Administrator may determine. Shares of Common Stock, cash or a combination of shares of Common Stock and cash, as applicable, payable in settlement of Restricted Stock Units shall be delivered to the Participant as soon as administratively practicable, but no later than 30 days, after the date on which payment is due under the terms of the Award Agreement provided that the Participant shall have complied with all conditions for delivery of such shares or payment contained in the Award Agreement or otherwise reasonably required by NuScale, or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.

(iii)
No Rights of a Stockholder; Dividend Equivalents.   Until shares of Common Stock are issued to the Participant in settlement of stock Units, the Participant shall not have any rights of a stockholder of NuScale with respect to the stock Units or the shares issuable thereunder. The Administrator may grant to the Participant the right to receive Dividend Equivalents on stock Units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine provided, however, that Dividend Equivalents payable on stock

Units that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such stock Units.
(iv)
Termination of Service.   Upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of shares of Common Stock or cash to which such Restricted Stock Units relate, all Restricted Stock Units and any accrued but unpaid Dividend Equivalents with respect to such Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; provided that, the Administrator may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(v)
Additional Terms and Conditions.   The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of stock Units, provided they are not inconsistent with the Plan.

(h)
Performance Shares and Performance Units.

(i)
Grants.   The Administrator may from time to time grant to Eligible Individuals Awards in the form of Performance Shares and Performance Units. Performance Shares, as that term is used in this Plan, shall refer to shares of Common Stock or Units that are expressed in terms of Common Stock, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period. Performance Units, as that term is used in this Plan, shall refer to dollar-denominated Units valued by reference to designated criteria established by the Administrator, other than Common Stock, the issuance, vesting, lapse of restrictions on or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period. The applicable Award Agreement shall specify whether Performance Shares and Performance Units will be settled or paid in cash or shares of Common Stock or a combination of both, or shall reserve to the Administrator or the Participant the right to make that determination prior to or at the payment or settlement date.

(ii)
Performance Criteria.   The Administrator shall, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an Award of Performance Shares or Performance Units upon (A) the attainment of Performance Goals during a Performance Period or (B) the attainment of Performance Goals and the continued service of the Participant. The length of the Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance Goals may include minimum, maximum and target levels of performance, with the size of the Award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. Performance Goals may be applied on a per share or absolute basis and relative to one or more Performance Metrics, or any combination thereof, and may be measured pursuant to U.S. generally accepted accounting principles (“GAAP”), non-GAAP or other objective standards in a manner consistent with NuScale’s or its Subsidiary’s established accounting policies, all as the Administrator shall determine at the time the Performance Goals for a Performance Period are established. The Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to the manner in which one or more of the Performance Goals is to be calculated or measured to take into account, or ignore, one or more of the following: (1) items related to a change in accounting principle; (2) items relating to financing activities; (3) expenses for restructuring or productivity initiatives; (4) other non-operating items; (5) items related to acquisitions; (6) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (7) items related to the sale or disposition of a business or segment of a business; (8) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (9) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (10) any other items of significant income or expense which are determined to be appropriate adjustments; (11) items relating to unusual or extraordinary corporate transactions, events or developments, (12) items related to amortization of acquired intangible assets; (13) items that are outside the scope of the Company’s core, on-going business activities; (14) changes in foreign currency exchange rates; (15) items relating to changes in tax laws; (16) certain identified expenses (including, but not limited to, cash bonus expenses, incentive expenses and acquisition-related transaction and integration expenses); (17) items relating to asset impairment charges; (18) items relating to gains or unusual or nonrecurring events or changes in applicable law, accounting principles or business conditions; or (19) other adjustment as determined by the Administrator. An Award of Performance Shares or Performance Units shall be settled as and when the Award vests or at a later time specified in the Award Agreement or in accordance with an election of the Participant, if the Administrator so permits, that meets the requirements of Section 409A of the Code.
(iii)
Additional Terms and Conditions.   The Administrator may, by way of the Award Agreement or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of Performance Shares or Performance Units, provided they are not inconsistent with the Plan.

(i)
Other Stock-Based Awards.   The Administrator may from time to time grant to Eligible Individuals Awards in the form of Other Stock-Based Awards. Other Stock-Based Awards in the form of Dividend Equivalents may be (A) awarded on a free-standing basis or in connection with another Award other than a stock option or stock appreciation right, (B) paid currently or credited to an account for the Participant, including the reinvestment of such credited amounts in Common Stock equivalents, to be paid on a deferred basis, and (C) settled in cash or Common Stock as determined by the Administrator; provided, however, that Dividend Equivalents payable on Other Stock-Based Awards that are granted as a Performance Award shall, rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable Performance Goal related to such Other Stock-Based Awards. Any such settlements, and any such crediting of Dividend Equivalents, may be subject to such conditions, restrictions and contingencies as the Administrator shall establish.

(j)
Awards to Participants Outside the United States.   The Administrator may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause NuScale or a Subsidiary to be subject to) tax, legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable in order that any such Award shall conform to laws, regulations, and customs of the country or jurisdiction in which the Participant is then resident or primarily employed or to foster and promote achievement of the purposes of the Plan.

(k)
Limitation on Dividend Reinvestment and Dividend Equivalents.   Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of shares of Common Stock with respect to dividends to Participants holding Awards of stock Units, shall only be permissible if sufficient shares are available under the Share Pool for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient shares are not available under the Share Pool for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of stock Units equal in number to the shares of Common Stock that would have been obtained by such payment or reinvestment, the terms of which stock Units shall provide for settlement in cash and for Dividend Equivalent reinvestment in further stock Units on the terms contemplated by this Section 7(j).

8.
Withholding of Taxes.

Participants and holders of Awards shall pay to NuScale or its Affiliate, or make arrangements satisfactory to the Administrator for payment of, any Tax Withholding Obligation in respect of Awards granted under the Plan no later than the date of the event creating the tax or social insurance contribution liability. The obligations of NuScale under the Plan shall be conditional on such payment or arrangements. Unless otherwise determined by the Administrator, Tax Withholding Obligations may be settled in whole or in part with shares of Common Stock, including unrestricted outstanding shares surrendered to NuScale and unrestricted shares that are part of the Award that gives rise to the Tax Withholding Obligation, having a Fair Market Value on the date of surrender or withholding equal to the statutory minimum amount required, (or such greater amount permitted under FASB Accounting Standards Codification Topic 718, Compensation — Stock Compensation, for equity-classified awards) to be withheld for tax or social insurance contribution purposes, all in accordance with such procedures as the Administrator establishes. NuScale or its Affiliate may deduct, to the extent permitted by law, any such Tax Withholding Obligations from any payment of any kind otherwise due to the Participant or holder of an Award.
9.
Transferability of Awards.

(a)
General Nontransferability Absent Administrator Permission.   Except as otherwise determined by the Administrator, and in any event in the case of an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, no Award granted under the Plan shall be transferable by a Participant otherwise than by will or the laws of descent and distribution. The Administrator shall not permit any transfer of an Award for value. An Award may be exercised during the lifetime of the Participant, only by the Participant or, during the period the Participant is under a legal disability, by the Participant’s guardian or legal representative, unless otherwise determined by the Administrator. Awards granted under the Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that the restrictions in this sentence shall not apply to the shares of Common Stock received in connection with an Award after the date that the restrictions on transferability of such shares set forth in the applicable Award Agreement have lapsed. Nothing in this paragraph shall be interpreted or construed as overriding the terms of any NuScale stock ownership or retention policy, now or hereafter existing, that may apply to the Participant or shares of Common Stock received under an Award.

(b)
Administrator Discretion to Permit Transfers Other Than For Value.   Except as otherwise restricted by applicable law, the Administrator may, but need not, permit an Award, other than an Incentive Stock Option or a tandem stock appreciation right granted with respect to an Incentive Stock Option, to be transferred to a Participant’s Family Member (as defined below) as a gift or pursuant to a domestic relations order in settlement of marital property rights. The Administrator shall not permit any transfer of an Award for value. For purposes of this Section 9, “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests. The following transactions are not prohibited transfers for value: (i) a transfer under a domestic relations order in settlement of marital property rights; and (ii) a transfer to an entity in which more than fifty percent (50%) of the voting interests are owned by Family Members (or the Participant) in exchange for an interest in that entity.

10.
Adjustments for Corporate Transactions and Other Events.

(a)
Mandatory Adjustments.   In the event of a merger, consolidation, stock rights offering, statutory share exchange or similar event affecting NuScale (each, a “Corporate Event”) or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, or recapitalization or similar event affecting the capital structure of NuScale (each, a “Share Change”) that occurs at any time after adoption of this Plan by the Board (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the Effective Date), the Administrator shall make equitable and appropriate substitutions or proportionate adjustments to (i) the aggregate number and kind of shares of Common Stock or other securities on which Awards under the Plan may be granted to Eligible Individuals, (ii) the maximum number of shares of Common Stock or other securities that may be issued with respect to Incentive Stock Options granted under the Plan, (iii) the number of shares of Common Stock or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award, and (iv) all other numerical limitations relating to Awards, whether contained in this Plan or in Award Agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated.
(b)
Discretionary Adjustments.   In the case of Corporate Events, the Administrator may make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (i) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which stockholders of NuScale receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Event), (ii) the substitution of securities or other property (including, without limitation, cash or other securities of NuScale and securities of entities other than NuScale) for the shares of Common Stock subject to outstanding Awards, and (iii) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof (“Substitute Awards”).

(c)
Adjustments to Performance Goals.   The Administrator may, in its discretion, adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes, each as defined by GAAP or as identified in NuScale’s consolidated financial statements, notes to the consolidated financial statements, management’s discussion and analysis or other NuScale filings with the Securities and Exchange Commission. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of NuScale or the applicable subsidiary, business segment or other operational unit of NuScale or any such entity or segment, or the manner in which any of the foregoing conducts its business, or other events or circumstances, render the Performance Goals to be unsuitable, the Administrator may modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable.

(d)
Statutory Requirements Affecting Adjustments.   Notwithstanding the foregoing: (A) any adjustments made pursuant to Section 10 to Awards that are considered in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (B) any adjustments made pursuant to Section 10 to Awards that are not considered in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (1) continue not to be subject to Section 409A of the Code or (2) comply with the requirements of Section 409A of the Code; (C) in any event, the Administrator shall not have the authority to make any adjustments pursuant to Section 10 to the extent the existence of such authority would cause an Award that is not intended to be subject to

Section 409A of the Code at the date of grant to be subject thereto; and (D) any adjustments made pursuant to Section 10 to Awards that are Incentive Stock Options shall be made in compliance with the requirements of Section 424(a) of the Code.
(e)
Dissolution or Liquidation.   Unless the Administrator determines otherwise, all Awards outstanding under the Plan shall terminate upon the dissolution or liquidation of NuScale.

11.
Change in Control Provisions.

(a)
Termination of Awards.   Notwithstanding the provisions of Section 11(b), in the event that any transaction resulting in a Change in Control occurs, outstanding Awards will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof. Solely with respect to Awards that will terminate as a result of the immediately preceding sentence and except as otherwise provided in the applicable Award Agreement:

(i)
the outstanding Awards of stock options and stock appreciation rights that will terminate upon the effective time of the Change in Control shall, immediately before the effective time of the Change in Control, become fully exercisable and the holders of such Awards will be permitted, immediately before the Change in Control, to exercise the Awards;

(ii)
the outstanding shares of Restricted Stock the vesting or restrictions on which are then solely time-based and not subject to achievement of Performance Goals shall, immediately before the effective time of the Change in Control, become fully vested, free of all transfer and lapse restrictions and free of all risks of forfeiture;

(iii)
the outstanding shares of Restricted Stock the vesting or restrictions on which are then subject to and pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting or lapsing of restrictions in a greater amount upon the occurrence of a Change in Control, become vested, free of transfer and lapse restrictions and risks of forfeiture in such amounts as if the applicable Performance Goals for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement;

(iv)
the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then solely time-based and not subject to or pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control, become fully earned and vested and shall be settled in cash or shares of Common Stock (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code; and

(v)
the outstanding Restricted Stock Units, Performance Shares and Performance Units the vesting, earning or settlement of which is then subject to and pending achievement of Performance Goals shall, immediately before the effective time of the Change in Control and unless the Award Agreement provides for vesting, earning or settlement in a greater amount upon the occurrence of a Change in Control, become vested and earned in such amounts as if the applicable Performance Goals for the unexpired Performance Period had been achieved at the target level set forth in the applicable Award Agreement and shall be settled in cash or shares of Common Stock (consistent with the terms of the Award Agreement after taking into account the effect of the Change in Control transaction on the shares) as promptly as is practicable, subject to any applicable limitations imposed thereon by Section 409A of the Code.

Implementation of the provisions of this Section 11(a) shall be conditioned upon consummation of the Change in Control.

(b)
Continuation, Assumption or Substitution of Awards.   The Administrator may specify, on or after the date of grant, in an Award Agreement or amendment thereto, the consequences of a Participant’s Termination of Service that occurs coincident with or following the occurrence of a Change in Control, if a Change in Control occurs under which provision is made in connection with the transaction for the continuation or assumption of outstanding Awards by, or for the issuance therefor of Substitute Awards of, the surviving or successor entity or a parent thereof.

(c)
Other Permitted Actions.   In the event that any transaction resulting in a Change in Control occurs, the Administrator may take any of the actions set forth in Section 10 with respect to any or all Awards granted under the Plan.

(d)
Section 409A Savings Clause.   Notwithstanding the foregoing, if any Award is considered to be a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, this Section 11 shall apply to such Award only to the extent that its application would not result in the imposition of any tax or interest or the inclusion of any amount in income under Section 409A of the Code.

12.
Substitution of Awards in Mergers and Acquisitions.

Awards may be granted under the Plan from time to time in substitution for assumed awards held by employees, officers, consultants or directors of entities who become employees, officers, consultants or directors of NuScale or a Subsidiary as the result of a merger or consolidation of the entity for which they perform services with NuScale or a Subsidiary, or the acquisition by NuScale of the assets or stock of such entity. The terms and conditions of any Awards so granted may vary from the terms and conditions set forth herein to the extent that the Administrator deems appropriate at the time of grant to conform the Awards to the provisions of the assumed awards for which they are substituted and to preserve their intrinsic value as of the date of the merger, consolidation or acquisition transaction. To the extent permitted by applicable law and marketplace or listing rules of the primary securities market or exchange on which the Common Stock is listed or admitted for trading, any available shares under a stockholder-approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards granted pursuant to this Section 12 and, upon such grant, shall not reduce the Share Pool.
13.
Compliance with Securities Laws; Listing and Registration.

(a)
The obligation of NuScale to sell or deliver Common Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, state or foreign (non-United States) securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. If at any time the Administrator determines that the delivery of Common Stock under the Plan is or may be unlawful under the laws of any applicable jurisdiction, or federal, state or foreign (non-United States) securities laws, the right to exercise an Award or receive shares of Common Stock pursuant to an Award shall be suspended until the Administrator determines that such delivery is lawful. If at any time the Administrator determines that the delivery of Common Stock under the Plan would or may violate the rules of any exchange on which NuScale’s securities are then listed for trade, the right to exercise an Award or receive shares of Common Stock pursuant to an Award shall be suspended until the Administrator determines that such delivery would not violate such rules. If the Administrator determines that the exercise or nonforfeitability of, or delivery of benefits pursuant to, any Award would violate any applicable provision of securities laws or the listing requirements of any stock exchange upon which any of NuScale’s equity securities are listed, then the Administrator may postpone any such exercise, nonforfeitability or delivery, as applicable, but NuScale shall use all reasonable efforts to cause such exercise, nonforfeitability or delivery to comply with all such provisions at the earliest practicable date.

(b)
Each Award is subject to the requirement that, if at any time the Administrator determines, in its absolute discretion, that the listing, registration or qualification of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any state, federal or foreign (non-United States) law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of

Common Stock, no such Award shall be granted or payment made or Common Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.
(c)
In the event that the disposition of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and is not otherwise exempt from such registration, such Common Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a person receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to NuScale in writing that the Common Stock acquired by such person is acquired for investment only and not with a view to distribution and that such person will not dispose of the Common Stock so acquired in violation of federal, state or foreign (non-United States) securities laws and furnish such information as may, in the opinion of counsel for the Company, be appropriate to permit the Company to issue the Common Stock in compliance with applicable federal, state or foreign (non-United States) securities laws.

14.
Section 409A Compliance.

It is the intention of NuScale that any Award that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code shall comply in all respects with the requirements of Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code, and the terms of each such Award shall be construed, administered and deemed amended, if applicable, in a manner consistent with this intention. Notwithstanding the foregoing, neither NuScale nor any of its Affiliates nor any of its or their directors, officers, employees, agents or other service providers will be liable for any taxes, penalties or interest imposed on any Participant or other person with respect to any amounts paid or payable (whether in cash, shares of Common Stock or other property) under any Award, including any taxes, penalties or interest imposed under or as a result of Section 409A of the Code. Any payments described in an Award that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. For purposes of any Award that constitutes in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code, each amount to be paid or benefit to be provided to a Participant with respect to such Award shall be construed as a separate identified payment for purposes of Section 409A of the Code. For purposes of Section 409A of the Code, the payment of Dividend Equivalents under any Award shall be construed as earnings and the time and form of payment of such Dividend Equivalents shall be treated separately from the time and form of payment of the underlying Award. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, any payments (whether in cash, shares of Common Stock or other property) to be made with respect to the Award that become payable on account of the Participant’s separation from service, within the meaning of Section 409A of the Code, while the Participant is a “specified employee” (as determined in accordance with the uniform policy adopted by the Administrator with respect to all of the arrangements subject to Section 409A of the Code maintained by NuScale and its Affiliates) and which would otherwise be paid within six months after the Participant’s separation from service shall be accumulated (without interest) and paid on the first day of the seventh month following the Participant’s separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of the Participant’s estate following the Participant’s death. Notwithstanding anything in the Plan or an Award Agreement to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Code section 409A unless, and solely to the extent that, such accelerated payment or settlement is permissible under Treasury Regulation section 1.409A-3(j)(4).
15.
Plan Duration; Amendment and Discontinuance.

(a)
Plan Duration.   The Plan shall remain in effect, subject to the right of the Board or the Compensation Committee to amend or terminate the Plan at any time, until the earlier of (a) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no shares of Common Stock approved for issuance under the Plan remain available to be

granted under new Awards or (b) [           ], 2032. No Awards shall be granted under the Plan after such termination date, and Incentive Stock Options may not be granted after the tenth (10th) anniversary of the Adoption Date. Subject to other applicable provisions of the Plan, all Awards made under the Plan on or before [           ], 2032, or such earlier termination of the Plan, shall remain in effect until such Awards have been satisfied or terminated in accordance with the Plan and the terms of such Awards.
(b)
Amendment and Discontinuance of the Plan.   The Board or the Compensation Committee may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which the Common Stock is listed or admitted for trading or to prevent adverse tax or accounting consequences to NuScale or the Participant. Notwithstanding the foregoing, no such amendment shall be made without the approval of NuScale’s stockholders to the extent such amendment would (A) materially increase the benefits accruing to Participants under the Plan, (B) materially increase the number of shares of Common Stock which may be issued under the Plan or to a Participant, (C) materially expand the eligibility for participation in the Plan, (D) eliminate or modify the prohibition set forth in Section 7(e) on repricing of stock options and stock appreciation rights, (E) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and stock appreciation rights, or (F) modify the prohibition on the issuance of reload or replenishment options. Except as otherwise determined by the Board or Compensation Committee, termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c)
Amendment of Awards.   Subject to Section 7(e), the Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant’s consent, except such an amendment made to cause the Plan or Award to comply with applicable law, applicable rule of any securities exchange on which the Common Stock is listed or admitted for trading, or to prevent adverse tax or accounting consequences for the Participant or the Company or any of its Affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the Participant shall not be considered to be a material impairment of the rights of the Participant and shall not require the Participant’s consent.

16.
General Provisions.

(a)
Non-Guarantee of Employment or Service.   Nothing in the Plan or in any Award Agreement thereunder shall confer any right on an individual to continue in the service of NuScale or any Affiliate or shall interfere in any way with the right of NuScale or any Affiliate to terminate such service at any time with or without cause or notice and whether or not such termination results in (i) the failure of any Award to vest or become payable; (ii) the forfeiture of any unvested or vested portion of any Award; and/or (iii) any other adverse effect on the individual’s interests under any Award or the Plan. No person, even though deemed an Eligible Individual, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. To the extent that an Eligible Individual who is an employee of a Subsidiary receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that NuScale is the Participant’s employer or that the Participant has an employment relationship with NuScale.

(b)
No Trust or Fund Created.   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between NuScale and a Participant or any other person. To the extent that any Participant or other person acquires a right to receive payments from NuScale pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of NuScale.

(c)
Status of Awards.   Awards shall be special incentive payments to the Participant and shall not be taken into account in computing the amount of salary or compensation of the Participant for purposes of determining any pension, retirement, death, severance or other benefit under (a) any pension, retirement, profit-sharing, bonus, insurance, severance or other employee benefit plan of NuScale or any Affiliate now or hereafter in effect under which the availability or amount of benefits is related to the level of compensation or (b) any agreement between (i) NuScale or any Affiliate and (ii) the Participant, except as such plan or agreement shall otherwise expressly provide.
(d)
Subsidiary Employees.   In the case of a grant of an Award to an Eligible Individual who provides services to any Subsidiary, NuScale may, if the Administrator so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Administrator may specify, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Eligible Individual in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled after such issue or transfer of shares to the Subsidiary shall revert to NuScale.

(e)
Section 16(b) of the Exchange Act.   It is the intent of NuScale that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 16(d), such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

(f)
Governing Law and Interpretation.   The validity, construction and effect of the Plan, of Award Agreements entered into pursuant to the Plan, and of any rules, regulations, determinations or decisions made by the Administrator relating to the Plan or such Award Agreements, and the rights of any and all persons having or claiming to have any interest therein or thereunder, shall be determined exclusively in accordance with applicable United States federal laws and the laws of the State of Delaware without regard to its conflict of laws principles. The captions of the Plan are not part of the provisions hereof and shall have no force or effect. Except where the context otherwise requires: (i) the singular includes the plural and vice versa; (ii) a reference to one gender includes other genders; (iii) a reference to a person includes a natural person, partnership, corporation, association, governmental or local authority or agency or other entity; and (iv) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(g)
Use of English Language.   The Plan, each Award Agreement, and all other documents, notices and legal proceedings entered into, given or instituted pursuant to an Award shall be written in English, unless otherwise determined by the Administrator. If a Participant receives an Award Agreement, a copy of the Plan or any other documents related to an Award translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version shall control.

(h)
Recovery of Amounts Paid.   Except as otherwise provided by the Administrator, Awards granted under the Plan shall be subject to any and all policies, guidelines, codes of conduct, or other agreement or arrangement adopted by the Board or Compensation Committee with respect to the recoupment, recovery or clawback of compensation (collectively, the “Recoupment Policy”) and/or to any provisions set forth in the applicable Award Agreement under which NuScale may recover from current and former Participants any amounts paid or shares of Common Stock issued under an Award and any proceeds therefrom under such circumstances as the Administrator determines appropriate. The Administrator may apply the Recoupment Policy to Awards granted before the policy is adopted to the extent required by applicable law or rule of any securities exchange or market on which shares of Common Stock are listed or admitted for trading, as determined by the Administrator in its sole discretion.

17.
Glossary.

Under this Plan, except where the context otherwise indicates, the following definitions apply:
“Administrator” means the Compensation Committee, or such other committee(s) or officer(s) duly appointed by the Board or the Compensation Committee to administer the Plan or delegated limited authority to perform administrative actions under the Plan, and having such powers as shall be specified by the Board or the Compensation Committee; provided, however, that at any time the Board may serve as the Administrator in lieu of or in addition to the Compensation Committee or such other committee(s) or officer(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either the Board or a committee of the Board, which committee shall consist of two or more directors, each of whom is intended to be, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the rules of the national securities exchange that is the principal trading market for the Common Stock; provided, that with respect to Awards made to a member of the Board who is not an employee of the Company, “Administrator” means the Board. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.
“Affiliate” means any entity, whether now or hereafter existing, which controls, is controlled by, or is under common control with, NuScale or any successor to NuScale. For this purpose, “control” (including the correlative meanings of the terms “controlled by” and “under common control with”) shall mean ownership, directly or indirectly, of 50% or more of the total combined voting power of all classes of voting securities issued by such entity, or the possession, directly or indirectly, of the power to direct the management and policies of such entity, by contract or otherwise.
“Award” means any stock option, stock appreciation right, stock award, stock unit, Performance Share, Performance Unit, and/or Other Stock-Based Award, granted under this Plan.
“Award Agreement” means the written document(s), including an electronic writing acceptable to the Administrator, and any notice, addendum or supplement thereto, memorializing the terms and conditions of an Award granted pursuant to the Plan and which shall incorporate the terms of the Plan.
“Board” means the Board of Directors of NuScale.
“Change in Control” means the first of the following to occur: (i) a Change in Ownership of NuScale, (ii) a Change in Effective Control of NuScale, or (iii) a Change in the Ownership of Assets of NuScale, as described herein and construed in accordance with Code section 409A.
(i)
A “Change in Ownership of NuScale” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire, ownership of the capital stock of NuScale that, together with the stock held by such Person or Group, constitutes more than 50% of the total fair market value or total voting power of the capital stock of NuScale. However, if any one Person is, or Persons Acting as a Group are, considered to own more than 50%, on a fully diluted basis, of the total fair market value or total voting power of the capital stock of NuScale, the acquisition of additional stock by the same Person or Persons Acting as a Group is not considered to cause a Change in Ownership of NuScale or to cause a Change in Effective Control of NuScale (as described below). An increase in the percentage of capital stock owned by any one Person, or Persons Acting as a Group, as a result of a transaction in which NuScale acquires its stock in exchange for property will be treated as an acquisition of stock.

(ii)
A “Change in Effective Control of NuScale” shall occur on the date either (A) a majority of members of NuScale’s Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of NuScale’s Board before the date of the appointment or election, or (B) any one Person, or Persons Acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) ownership of stock of NuScale possessing 50% or more of the total voting power of the stock of NuScale.

(iii)
A “Change in the Ownership of Assets of NuScale” shall occur on the date that any one Person acquires, or Persons Acting as a Group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons), assets from NuScale that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of NuScale immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of NuScale, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

The following rules of construction apply in interpreting the definition of Change in Control:
(A)
A “Person” means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, other than employee benefit plans sponsored or maintained by NuScale and by entities controlled by NuScale or an underwriter, initial purchaser or placement agent temporarily holding the capital stock of NuScale pursuant to a registered public offering.

(B)
Persons will be considered to be Persons Acting as a Group (or Group) if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a Person owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons will not be considered to be acting as a Group solely because they purchase assets of the same corporation at the same time or purchase or own stock of the same corporation at the same time, or as a result of the same public offering.

(C)
A Change in Control shall not include a transfer to a related person as described in Code section 409A or a public offering of capital stock of NuScale.

(D)
For purposes of the definition of Change in Control, Section 318(a) of the Code applies to determine stock ownership. Stock underlying a vested option is considered owned by the individual who holds the vested option (and the stock underlying an unvested option is not considered owned by the individual who holds the unvested option). For purposes of the preceding sentence, however, if a vested option is exercisable for stock that is not substantially vested (as defined by Treasury Regulation §1.83-3(b) and (j)), the stock underlying the option is not treated as owned by the individual who holds the option.

(E)
For the avoidance of doubt, with respect to any Awards granted hereunder that constitute in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, a transaction or series of related transactions shall not constitute a Change in Control hereunder unless it or they also constitute a “change in control event” within the meaning of Section 409A of the Code.

“Class B Common Stock” means Class B common stock of NuScale, with a par value of $0.0001 per share.
“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section, regulations and guidance.
“Common Stock” means Class A common stock of NuScale, with a par value of $0.0001 per share, and any capital securities into which they are converted.
“Company” means NuScale and its Subsidiaries, except where the context otherwise requires. For purposes of determining whether a Change in Control has occurred, Company shall mean only NuScale.
“Compensation Committee” means the Compensation Committee of the Board.

“Dividend Equivalent” means a right, granted to a Participant, to receive cash, Common Stock, stock Units or other property equal in value to dividends paid with respect to a specified number of shares of Common Stock.
“Effective Date” means the date on which adoption of the Plan is approved by the stockholders of NuScale in accordance with the laws of the State of Delaware.
“Eligible Individuals” means officers and employees of, and other individuals, including non-employee directors, who are natural persons providing bona fide services to or for, NuScale or any of its Subsidiaries, provided that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for NuScale’s securities.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto. Reference to any specific section of the Exchange Act shall be deemed to include such regulations and guidance issued thereunder, as well as any successor section, regulations and guidance.
“Fair Market Value” means, on a per share basis as of any date, unless otherwise determined by the Administrator:
(i)
if the principal market for the Common Stock (as determined by the Administrator if the Common Stock is listed or admitted to trading on more than one exchange or market) is a national securities exchange or an established securities market, the official closing price per share of Common Stock for the regular market session on that date on the principal exchange or market on which the Common Stock is then listed or admitted to trading or, if no sale is reported for that date, on the last preceding day on which a sale was reported, all as reported by such source as the Administrator may select;

(ii)
if the principal market for the Common Stock is not a national securities exchange or an established securities market, but the Common Stock is quoted by a national quotation system, the average of the highest bid and lowest asked prices for the Common Stock on that date as reported on a national quotation system or, if no prices are reported for that date, on the last preceding day on which prices were reported, all as reported by such source as the Administrator may select; or

(iii)
if the Common Stock is neither listed or admitted to trading on a national securities exchange or an established securities market, nor quoted by a national quotation system, the value determined by the Administrator in good faith by the reasonable application of a reasonable valuation method, which method may, but need not, include taking into account an appraisal of the fair market value of the Common Stock conducted by a nationally recognized appraisal firm selected by the Administrator.

Notwithstanding the preceding, for foreign, federal, state and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.
“Full Value Award” means an Award that results in NuScale transferring the full value of a share of Common Stock under the Award, whether or not an actual share of stock is issued. Full Value Awards shall include, but are not limited to, stock awards, stock units, Performance Shares, Performance Units that are payable in Common Stock, and Other Stock-Based Awards for which NuScale transfers the full value of a share of Common Stock under the Award, but shall not include Dividend Equivalents.
“Incentive Stock Option” means any stock option that is designated, in the applicable Award Agreement or the resolutions of the Administrator under which the stock option is granted, as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements to be an “incentive stock option” set forth in Section 422 of the Code.
“Non-Employee Director” means a director or a member of the Board who is not an employee of NuScale.
“Nonqualified Option” means any stock option that is not an Incentive Stock Option.

“Other Stock-Based Award” means an Award of Common Stock or any other Award that is valued in whole or in part by reference to, or is otherwise based upon, shares of Common Stock, including without limitation Dividend Equivalents and convertible debentures.
“Participant” means an Eligible Individual to whom one or more Awards are or have been granted pursuant to the Plan and have not been fully settled or cancelled and, following the death of any such person, his successors, heirs, executors and administrators, as the case may be.
“Performance Award” means a Full Value Award, the grant, vesting, lapse of restrictions or settlement of which is conditioned upon the achievement of performance objectives over a specified Performance Period and includes, without limitation, Performance Shares and Performance Units.
“Performance Goals” means the performance goals established by the Administrator in connection with the grant of Awards based on Performance Metrics or other performance criteria selected by the Administrator.
“Performance Metrics” means criteria established by the Administrator relating to any of the following, as it may apply to an individual, one or more business units, divisions, or Affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies:
(i)
Earnings or Profitability Metrics:   any derivative of revenue; earnings/loss (gross, operating, net or adjusted), earnings per share (basic or diluted); earnings/loss before interest and taxes; earnings/loss before interest, taxes, depreciation and amortization (“EBITDA”); profit margins; operating margins; expense levels or ratios; provided that any of the foregoing metrics may be adjusted to eliminate the effect of any one or more of the following: interest expense, asset impairments or investment losses, legal settlements, early extinguishment of debt or stock-based compensation expense;

(ii)
Return Metrics:   any derivative of return on investment, assets, equity or capital (total or invested);

(iii)
Investment Metrics:   relative risk-adjusted investment performance; investment performance of assets under management;

(iv)
Cash Flow Metrics:   any derivative of operating cash flow; cash flow sufficient to achieve financial ratios or a specified cash balance; free cash flow; cash flow return on capital; net cash provided by operating activities; cash flow per share; working capital; return on sales; costs, reductions in costs and cost control measure;

(v)
Liquidity Metrics:   any derivative of debt leverage (including debt to capital, net debt-to-capital, debt-to-EBITDA or other liquidity ratios);

(vi)
Stock Price and Equity Metrics:   any derivative of return on stockholders’ equity; total stockholder return; stock price; stock price appreciation; market capitalization; earnings/loss per share (basic or diluted) (before or after taxes); and/or

(vii)
Strategic Metrics:   regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; acquisition of new customers, including institutional accounts; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; completion of an identified special project.

“Performance Period” means that period established by the Administrator during which any Performance Goals specified by the Administrator with respect to such Award are to be measured.
“Performance Shares” means a grant of stock or stock Units the issuance, vesting or payment of which is contingent on performance as measured against predetermined objectives over a specified Performance Period.

“Performance Units” means a grant of dollar-denominated Units the value, vesting or payment of which is contingent on performance against predetermined objectives over a specified Performance Period.
“Plan” means this NuScale Power Corporation 2022 Long-Term Incentive Plan, as set forth herein and as it may be amended from time to time.
“Restricted Stock” means an Award of shares of Common Stock to a Participant that may be subject to certain transferability and other restrictions and to a risk of forfeiture (including by reason of not satisfying certain Performance Goals).
“Restricted Stock Unit” means a right granted to a Participant to receive shares of Common Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of certain requirements (including the satisfaction of certain Performance Goals).
“Restriction Period” means, with respect to Awards, the period commencing on the date of grant of such Award to which vesting or transferability and other restrictions and a risk of forfeiture apply and ending upon the expiration of the applicable vesting conditions, transferability and other restrictions and lapse of risk of forfeiture and/or the achievement of the applicable Performance Goals.
“Subsidiary” means any corporation or other entity in an unbroken chain of corporations or other entities beginning with NuScale if each of the corporations or other entities, or group of commonly controlled corporations or other entities, other than the last corporation or other entity in the unbroken chain then owns stock or other equity interests possessing 50% or more of the total combined voting power of all classes of stock or other equity interests in one of the other corporations or other entities in such chain or otherwise has the power to direct the management and policies of the entity by contract or by means of appointing a majority of the members of the board or other body that controls the affairs of the entity; provided, however, that solely for purposes of determining whether a Participant has a Termination of Service that is a “separation from service” within the meaning of Section 409A of the Code or whether an Eligible Individual is eligible to be granted an Award that in the hands of such Eligible Individual would constitute in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, a “Subsidiary” of a corporation or other entity means all other entities with which such corporation or other entity would be considered a single employer under Sections 414(b) or 414(c) of the Code.
“Tax Withholding Obligation” means any federal, state, local or foreign (non-United States) income, employment or other tax or social insurance contribution required by applicable law to be withheld in respect of Awards.
“Ten Percent Stockholder” means a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of NuScale, its “parent corporation” or any “subsidiary corporation,” as defined in Sections 424(e) and 424(f) of the Code, respectively.
“Termination of Service” means the termination of the Participant’s employment or consultancy with, or performance of services for, NuScale and its Subsidiaries. Temporary absences from employment because of illness, vacation or leave of absence and transfers among NuScale and its Subsidiaries shall not be considered Terminations of Service. With respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, “Termination of Service” shall mean a “separation from service” as defined under Section 409A of the Code to the extent required by Section 409A of the Code to avoid the imposition of any tax or interest or the inclusion of any amount in income pursuant to Section 409A of the Code. A Participant has a separation from service within the meaning of Section 409A of the Code if the Participant terminates employment with NuScale and all Subsidiaries for any reason. A Participant will generally be treated as having terminated employment with NuScale and all Subsidiaries as of a certain date if the Participant and the entity that employs the Participant reasonably anticipate that the Participant will perform no further services for NuScale or any Subsidiary after such date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) will permanently decrease to no more than 20 percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Participant has been providing services for fewer than 36 months); provided, however, that the employment relationship is treated as continuing while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of leave does not exceed six months or, if longer, so long as the Participant retains the right to reemployment with NuScale or any Subsidiary.
“Unit” means a bookkeeping entry used by NuScale to record and account for the grant of the following types of Awards until such time as the Award is paid, cancelled, forfeited or terminated, as the case may be: stock units, Restricted Stock Units, Performance Units, and Performance Shares that are expressed in terms of units of Common Stock.

Annex F
SUBSCRIPTION AGREEMENT
Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Spring Valley Acquisition Corp., a Cayman Islands exempted company (“SVAC”), and the undersigned subscriber (the “Investor”), in connection with that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among SVAC, Spring Valley Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and NuScale Power, LLC, an Oregon limited liability company (the “Company”), pursuant to which, among other things, SVAC shall, subject to obtaining stockholder approval (i) domesticate as a corporation in the State of Delaware (the “Redomicile”), (ii) adopt an amended and restated certificate of incorporation (the “A&R Charter”), and (iii) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as the surviving company in the Merger and, after giving effect to such Merger, will become a wholly-controlled subsidiary of SVAC, on the terms and subject to the conditions set forth in the Transaction Agreement (the transactions contemplated by the Transaction Agreement, including the Merger, the “Transaction”). In connection with the Transaction, SVAC is seeking commitments from interested investors to purchase, contingent upon, and substantially concurrently with the closing of the Transaction (the “Transaction Closing”), shares of SVAC’s Class A common stock, par value $0.0001 per share (in the form converted as part of the Redomicile, the “Shares”), in a private placement for a purchase price of $10.00 per Share (the “Per Share Purchase Price”). On or about or after the date of this Subscription Agreement, SVAC is entering into subscription agreements (the “Other Subscription Agreements,” and together with this Subscription Agreement, collectively, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, have agreed to purchase, contingent upon, and substantially concurrently with the Transaction Closing, inclusive of the Shares subscribed for by the Investor under this Subscription Agreement, an aggregate amount of up to 21,300,002 Shares. The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and SVAC acknowledges and agrees as follows:
1.   Subscription.   The Investor hereby irrevocably subscribes for and agrees to purchase from SVAC, and SVAC agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for in this Subscription Agreement. Notwithstanding the foregoing or anything to the contrary in Section 9 below, in the event that the Closing Date (as defined below) shall not have occurred by the Outside Date (as defined below) this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to SVAC in connection herewith shall immediately be returned to the Investor in the same manner and terms and conditions set forth under Section 2 below for the return of the Subscription Amount.
2.   Closing.   The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the date of, and substantially concurrently with and conditioned upon, the Transaction Closing. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) SVAC to the Investor (the “Closing Notice”) that SVAC reasonably expects all conditions to the Transaction Closing to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SVAC, two (2) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SVAC in the Closing Notice (which such funds shall be held in escrow by SVAC until

F-1

Closing). On the Closing Date, SVAC shall issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor (or its nominee) or as otherwise directed by the Investor, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws) on SVAC’s share register and (ii) provide to Investor evidence of the issuance of such Shares to the Investor from SVAC’s transfer agent (the “Transfer Agent”); provided, however, that SVAC’s obligation to issue the Shares to the Investor is contingent upon SVAC having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within three (3) business days following the Closing Date specified in the Closing Notice, SVAC shall promptly (but not later than one (1) business day thereafter or such later date as shall be agreed in writing by the Investor) return by wire transfer of United States dollars in immediately available funds to the account specified by the Investor the Subscription Amount in full to the Investor, without any deduction or penalty of any kind, for or on account of any tax, withholding, charges, set-off or otherwise, to the Investor by wire transfer of U.S. dollars in immediately available funds to the account designated by the Investor; provided, that unless this Subscription Agreement has been terminated pursuant to Section 9 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligations to purchase the Shares at the Closing in the event SVAC delivers a subsequent Closing Notice in accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to be closed for business. Each book entry for the Shares shall contain a legend in substantially the following form:
THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM. THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE.
3.   Closing Conditions.
a.   The obligations of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement are subject to the satisfaction or waiver in writing of each of the following conditions:
(i)   no suspension or removal from listing of the Shares on NASDAQ (as defined below), and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred, and the Shares shall be approved for listing on NASDAQ, subject to official notice of issuance;
(ii)   no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any law, judgment, decree, order, award, rule or regulation (whether temporary, preliminary, or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise prohibiting or enjoining consummation of the transactions contemplated hereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such illegality, prohibition or enjoinment; and
(iii)   all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, and including the approval of SVAC stockholders shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at the Transaction Closing, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and the Transaction Closing shall be scheduled to occur substantially concurrently with or immediately following the Closing.
b.   The obligation of SVAC to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to satisfaction or waiver in writing of each of the following conditions:
(i)   that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (unless made as of

F-2

a specified date in which case they shall be true and correct in all material respects as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement at and as of the Closing Date; and
(ii)   Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not be reasonably likely to prevent, materially delay, or materially impair the ability of Investor to consummate the Closing.
c.   The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or waiver in writing of each of the following conditions:
(i)   that all representations and warranties of SVAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below) or any similar limitation contained therein, which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SVAC of each of the representations and warranties of SVAC contained in this Subscription Agreement at and as of the Closing Date;
(ii)   SVAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;
(iii)   the subscriptions contemplated by the Other Subscription Agreements executed by the Other Investors shall have been or will be consummated substantially concurrently with the Closing and there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially economically benefits the Other Investors unless the Investor has been offered substantially the same benefits;
(iv)   no suspension or the offering or sale of the Shares shall have been initiated or, to SVAC’s knowledge, threatened by the Securities and Exchange Commission (the “SEC”); and
(v)   no amendment or modification of, or waiver under, the Transaction Agreement (as in effect on the date hereof, a copy of which SVAC has furnished to the Investor) shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits to Investor under this Subscription Agreement without having received Investor’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), provided that, for the avoidance of doubt, the waiver of any condition to closing under the Transaction Agreement shall not require the prior written consent of any Investor.
4.   Further Assurances.   At or prior to the Closing, each of SVAC and the Investor shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement. Prior to or at the Closing, the Investor shall deliver to SVAC a duly complete and executed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable.
5.   SVAC Representations and Warranties.   SVAC represents and warrants to the Investor and the Placement Agents (as defined below) that:
a.   SVAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. SVAC has all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date immediately following the Redomicile, SVAC will (i) be duly incorporated, validly existing and in good standing under the laws of the State of Delaware and

F-3

(ii) have all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b.   As of the Closing Date, the Shares will be duly authorized by SVAC and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), and will not have been issued in violation of or subject to any preemptive or similar rights created under the A&R Charter or bylaws of SVAC (each as amended to the Closing Date) or under the General Corporation Law of the State of Delaware. Immediately after giving effect to the Closing, the Investor shall have received all right and title to, and interests in, the Shares to be purchased pursuant to this Subscription Agreement, free and clear of all liens (other than those arising under this Subscription Agreement or state or federal securities laws).
c.   This Subscription Agreement and the Transaction Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by SVAC and, assuming that the Transaction Documents constitute the valid and binding agreements of the other parties thereto, the Transaction Documents are valid and binding obligations of SVAC, enforceable against SVAC in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
d.   The execution, delivery and the performance by SVAC of this Subscription Agreement and the other Transaction Documents, including the issuance and sale of the Shares and the compliance by SVAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein and therein, will (i) be substantially done in accordance with the rules of The Nasdaq Capital Market ( “NASDAQ”) and (ii) not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SVAC or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SVAC or any of its subsidiaries is a party or by which SVAC or any of its subsidiaries is bound or to which any of the property or assets of SVAC is subject that would (i) reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition, stockholders’ equity or results of operations of SVAC and its subsidiaries, taken as a whole, (ii) affect the validity of the Shares or (iii) prevent or materially impair the ability of SVAC to (x) comply in all material respects with the terms of this Subscription Agreement or (y) consummate the transactions contemplated by the Transaction Documents (each of (i), (ii) and (iii) constituting a “Material Adverse Effect”); (B) result in any violation of the provisions of the organizational documents of SVAC or any of its subsidiaries; or (C) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SVAC or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Material Adverse Effect.
e.   As of their respective filing dates, each report (collectively, the “SEC Reports”) required to be filed by SVAC with the SEC complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and were timely filed. None of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as disclosed in the SEC Reports filed prior to the date hereof, the financial statements of SVAC included in the SEC Reports complied, as of the respective filing dates of such SEC Reports, in all material respects with applicable accounting requirements and rules and regulations of the SEC with respect thereto as in effect as of the applicable filing date and fairly present in all material respects the financial position of SVAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

F-4

f.   Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, SVAC has not entered into any side letter or similar agreement with any Other Investor in connection with such Other Investor’s direct or indirect investment in SVAC. Except for the Other Subscription Agreement with Samsung C&T Corporation, no Other Subscription Agreement includes terms or conditions that are materially more advantageous to such Other Investor than the Investor hereunder (other than terms particular to the legal or regulatory requirements of such Other Investor or its affiliates, related persons or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares).
g.   As of the date of this Subscription Agreement, the authorized capital stock of SVAC consists of 1,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”) and 330,000,000 shares of common stock, par value $0.0001 per share, including (i) 300,000,000 shares of Class A ordinary shares (“Class A Shares”) and (ii) 30,000,000 Class B ordinary shares (the “Class B Shares”). As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 23,000,000 Class A Shares are issued and outstanding, (iii) 5,750,000 Class B Shares are issued and outstanding, and (iv) 11,500,000 redeemable warrants and 8,900,000 private placement warrants to acquire Class A Shares are outstanding. All (A) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights, and (B) outstanding warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above in this Subscription Agreement and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SVAC any Class A Shares, Class B Shares or other equity interests in SVAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SVAC has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are, as of the date hereof, no stockholder agreements, voting trusts or other agreements or understandings to which SVAC is a party or by which it is bound relating to the voting of any securities of SVAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. There are no securities or instruments issued by or to which SVAC is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares, except that have not been or will not be validly waived on or prior to the Closing Date.
h.   The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Class A Shares are, and the Shares will be, listed for trading on NASDAQ. There is no suit, action, proceeding or investigation pending or, to the knowledge of SVAC, threatened against SVAC by NASDAQ or the SEC, respectively, to deregister the Class A Shares or to prohibit or terminate the listing of the Class A Shares. SVAC has taken no action that is designed to terminate the listing of the Class A Shares on NASDAQ or the registration of the Class A Shares under the Exchange Act, other than as contemplated by the Redomicile.
i.   Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by SVAC to the Investor in the manner contemplated by this Subscription Agreement. The Shares (i) were not offered by a form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.
j.   Except for such matters as have not had or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SVAC, threatened against SVAC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SVAC. The aggregate of all pending legal or governmental proceedings to which SVAC is a party to or of which any of its property or assets is the subject of that are not described in the SEC Reports, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.
k.   Other than Guggenheim Securities, LLC or any of its affiliates (“Guggenheim”) or Cowen and Company, LLC or any of its affiliates (“Cowen”, and together with Guggenheim, collectively, the “Placement

F-5

Agents” and each a “Placement Agent”), SVAC has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Investor could become liable.
l.   SVAC is not, and immediately after receipt of payment for the Shares, will not be (i), an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), or a company “controlled” by an “investment company” within the meaning of the 1940 Act, as amended, and as such subject to registration as an “investment company” under the 1940 Act or (ii) a “business development company” (as defined in Section 2(a)(48) of the 1940 Act.
m.   As of the date hereof, SVAC is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of SVAC, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, SVAC is a party or by which SVAC’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over SVAC or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
n.   SVAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SVAC of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 8 of this Subscription Agreement; (iv) those required by NASDAQ, including with respect to obtaining approval of SVAC’s stockholders; and (vi) any filing, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
o.   SVAC is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that SVAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
p.   Neither SVAC nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does SVAC or any subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.
q.   As of the date hereof, there are no pending or, to the knowledge of SVAC, threatened, suits, claim, actions, investigation, arbitration, review or inquiry or proceedings (collectively, “Actions”), which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
r.   Each of SVAC, Merger Sub, any of their respective directors and officers and, any of SVAC’s and Merger Sub’s and its affiliate’s employees, representatives, agents and any person acting on its or their behalf is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States or (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

F-6

s.   Each of SVAC, Merger Sub, any of their respective directors and officers and any of their respective directors and officers and any of SVAC’s and Merger Sub’s and its affiliate’s employees, representatives, agents and any person acting on its or their behalf has not engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction (including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended), (ii) SVAC and Merger Sub have instituted and maintain systems, policies and procedures designed to prevent violation of such laws, regulations and rules, and (iii) no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator having jurisdiction over SVAC or Merger Sub with respect to such laws, regulations and rules is pending and, to SVAC’s knowledge, no such actions, suits or proceedings are threatened or contemplated.
t.   As of the date hereof, to the knowledge of SVAC, none of the documents or written information provided to the Investor or any of its advisors or representatives or by or on behalf of SVAC and its affiliates in connection with the transactions contemplated by this Subscription Agreement, (i) contains any untrue statement of a material fact or omits to state a material fact necessary, in each case relating to SVAC and its affiliates, in order to make the statements contained therein not misleading in light of the circumstances under which they were made and (ii) the financial projections relating to SVAC or any affiliate, if any, delivered to the Investor or its advisors or representatives are made in good faith and are based upon reasonable assumptions, and SVAC is not aware of any fact or set of circumstances that would lead it to believe that such projections are incorrect or misleading in any material respect. For the avoidance of doubt, Company and its affiliates are not affiliates of SVAC as of the date hereof.
u.   The Investor’s purchase of the Shares shall not result in the Investor holding securities of SVAC at the time of Closing representing more than 10% of (i) the votes attaching to the outstanding voting securities of SVAC or (ii) the outstanding equity securities of SVAC.
6.   Investor Representations and Warranties.   The Investor represents and warrants to SVAC and the Placement Agents that:
a.   The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (“Rule 144A”)), or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor acknowledges that this offering of the Shares meets the exemptions from filing under FINRA Rule 5123. The Investor is not an entity formed for the specific purpose of acquiring the Shares, unless such newly formed entity is an entity in which all of the equity owners are “accredited investors” (within the meaning of Rule 501(a) under the Securities Act).
b.   The Investor acknowledges that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to SVAC or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entry positions representing the Shares shall contain a restrictive legend to such effect (provided, that such legend shall be subject to removal in accordance with Section 8(c)) and, as a result, the Investor may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares may not immediately be eligible for resale pursuant to Rule 144. The Investor acknowledges that it has been advised to consult legal counsel prior to making any offer, resale,

F-7

transfer, pledge or other disposition of any of the Shares. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Shares for any period of time.
c.   The Investor acknowledges and agrees that the Investor is purchasing the Shares from SVAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SVAC, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of SVAC expressly set forth in Section 5.
d.   The Investor is not, and is not acting on behalf of, (i) an “employee benefit plan” subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an individual retirement account or annuity or other “plan” that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) any entity or account that is deemed under the Department of Labor regulation codified at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA, to include the “plan assets” of any “employee benefit plan” subject to ERISA or “plan” subject to Code §4975, or (iv) any other plan subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA or the Code.
e.   The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SVAC, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that the Investor has had an opportunity to review the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.
f.   The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SVAC, the Company or a representative of SVAC or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and SVAC, the Company or a representative of SVAC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to the Investor by a form of general solicitation or general advertising and (ii) to the Investor’s knowledge, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SVAC, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SVAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SVAC.
g.   The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Reports. The Investor is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor (i) will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares and (ii) acknowledges that the Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither SVAC nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement.
h.   Alone, or together with any professional advisor(s), the Investor has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SVAC. The Investor acknowledges specifically that a possibility of total loss exists.

F-8

i.   In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor, the SEC Reports and SVAC’s representations and warranties in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SVAC, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.
j.   The Investor acknowledges that the Placement Agents: (i) have not provided the Investor with any information or advice with respect to the Shares, (ii) have not made or make any representation, express or implied as to SVAC, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (iv) may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it, and (v) may have existing or future business relationships with SVAC and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.
k.   The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.
l.   The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
m.   The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not (i) constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, except for such breaches, defaults or conflicts that would not reasonably be expected to have a material adverse effect on the ability of the Investor to enter into and timely perform its obligations under this Subscription Agreement and, (ii) if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SVAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
n.   The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the OFAC or in any OFAC List, or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required by applicable law, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent

F-9

required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
o.   The Investor acknowledges and agrees that it has been informed that no disclosure or offering document has been prepared by any Placement Agent in connection with the offer and sale of the Shares.
p.   The Investor acknowledges that neither the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SVAC, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SVAC.
q.   At the Closing, the Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.
r.   Neither the due diligence investigation conducted by the Investor in connection with making its decision to acquire the Shares nor any representations or warranties made by the Investor in this Subscription Agreement shall modify, amend or affect the Investor’s right to rely on the truth, accuracy and completeness of SVAC’s representations and warranties contained in this Subscription Agreement, subject to the terms hereof.
s.   The Investor acknowledges and agrees that the Placement Agents are not making a recommendation to Investor to participate in the offer and sale of the Shares, and nothing set forth in any disclosure or documents that may be provided to Investor from time to time is intended to suggest that the Placement Agents are making such a recommendation.
t.   The Investor hereby acknowledges and agrees that, from the date of this Subscription Agreement, that it will not, nor will any person acting at the Investor’s direction or pursuant to any understanding with the Investor, engage in any Short Sales with respect to securities of SVAC prior to the Closing (or the termination of this Subscription Agreement, if earlier). “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the subscription (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement; and (iii) nothing herein shall prohibit the Investor from engaging in derivative transactions of any kind, including, but not limited to, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through U.S. broker dealers or non-U.S. broker dealers or foreign regulated brokers.
7.   Committee on Foreign Investment in the United States.   The parties agree that the Transaction shall not afford the Investors, directly or indirectly, (i) any access, rights, or involvement, as described in 31 C.F.R. § 800.211(b), with respect to SVAC, Merger Sub, or the Company, or (ii) “control,” as defined at 31 C.F.R. § 800.208, of SVAC, Merger Sub, or the Company.

F-10

8.   Registration Rights.
a.   SVAC agrees that, as soon as practicable (but in any case no later than thirty (30) calendar days after the consummation of the Transaction (the “Filing Date”)), it shall file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Registrable Securities (as defined below) (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or ninety (90) calendar days after the filing thereof if the SEC notifies SVAC that it will “review” the Registration Statement) and (ii) seven (7) business days after SVAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, that if the Effectiveness Date falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Date shall be extended to the next business day on which the SEC is open for business. Notwithstanding the foregoing, if the SEC prevents SVAC from including any or all of the Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted to be registered by the SEC. In such event, the number of Registrable Securities to be registered for each Investor named in the Registration Statement shall be reduced pro rata among all such Investors and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, SVAC shall amend the Registration Statement or file a new Registration Statement to register such additional Registrable Securities and cause such amendment or Registration Statement to become effective as promptly as practicable. “Registrable Securities” shall mean, as of any date of determination, the Shares and any other equity security of SVAC issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. The Investor agrees to disclose its ownership to SVAC upon request to assist it in making the determination described above. SVAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SVAC becomes eligible to use such Form S-3. SVAC will provide a draft of the Registration Statement to the Investor for review at least three (3) business days in advance of filing the Registration Statement. If the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. The Investor acknowledges and agrees that SVAC may postpone or suspend, as applicable, the use of any such Registration Statement (i) if it determines that in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) during any customary blackout or similar period or as permitted hereunder and (iii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of SVAC’s Annual Report on Form 10-K for its first completed fiscal year (each such circumstance, a “Suspension Event”); provided, that (I) SVAC shall not so delay filing or so suspend the use of the Registration Statement on more than two (2) occasions, or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case in any three hundred sixty (360) day period and (II) SVAC shall use commercially reasonable efforts to make such registration statement available for the sale by the Investor of such securities as soon as practicable thereafter. Any failure by SVAC to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve SVAC of its obligations to file or effect the Registration Statement as set forth above in this Section 8. SVAC’s obligations to include the Registrable Securities for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SVAC such information regarding the Investor, the securities of SVAC held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SVAC to effect the registration of such Shares, and shall execute such documents in connection with such registration as SVAC may reasonably request that are customary of a selling stockholder in similar situations, including providing that SVAC shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that, the Investor shall not, in connection with the foregoing, be

F-11

required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. SVAC will request such information from the Investor at least five (5) business days in advance of the expected filing date of the initial Registration Statement.
b.   In the case of the registration, qualification, exemption or compliance effected by SVAC pursuant to this Subscription Agreement, SVAC shall, upon reasonable request, inform Investor as to the status of such registration, qualification, exemption and compliance. At its expense, SVAC shall:
(i)   except for such times as SVAC is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which SVAC determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Investor ceases to hold any Registrable Securities, (ii) the date all Registrable Securities held by Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for SVAC to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable and (iii) two (2) years from the effective date of the Registration Statement.
(ii)   advise Investor (or, if directed by the Investor in writing, its counsel) within five (5) business days:
(1)   when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;
(2)   any request by the SEC for amendments or supplements to any Registration Statement or other prospectus included therein or for additional information;
(3)   of the issuance by the SEC of any stop order or other matter causing the suspension of the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(4)   of the receipt by SVAC of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(5)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, SVAC shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding SVAC other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding SVAC;
(iii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv)   upon the occurrence of any event contemplated in Section 8(b)(ii)(5), except for such times as SVAC is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, SVAC shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

F-12

(v)   use its commercially reasonable efforts to cause all Shares to be listed on the primary securities exchange or market, if any, on which the Shares issued by SVAC have been listed; and
(vi)   use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby and to enable Investor to sell the Shares under Rule 144.
c.   In connection with the effectiveness of any Registration Statement hereunder, any sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to an effective Registration Statement, Rule 144 or any other exemption under the Securities Act such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Section 8(c), if requested by the Investor, SVAC shall use its commercially reasonable efforts to cause the Transfer Agent to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares without restrictive legends within two (2) trading days of any such request therefor from the Investor, provided that SVAC and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to SVAC and the Transfer Agent in connection therewith. Subject to receipt from the Investor by SVAC and the Transfer Agent of customary representations and other documentation reasonably acceptable to SVAC and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of SVAC’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Investor may request that SVAC remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) are covered by and may be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for SVAC to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, SVAC shall, in accordance with the provisions of this Section 8(c) and within two (2) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions and, upon the Transfer Agent’s request, a legal opinion of SVAC’s counsel, that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. SVAC shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.
d.   Indemnification.
(i)   SVAC agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim), as incurred, that arise out of, are based upon, or are caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as and to the extent, but only to the extent, the same are caused by or contained in any information or affidavit regarding the Investor furnished in writing to SVAC by or on behalf of the Investor expressly for use therein.
(ii)   The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless SVAC, its directors and officers and agents and employees and each person who controls SVAC (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any losses, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees), as incurred, that arise out of, are based upon, or are caused by any untrue statement of a material fact contained in the Registration Statement, or any form of prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein (in the case of any prospectus,

F-13

or any form of prospectus or preliminary prospectus or supplement thereto, in light of the circumstances under which they were made) or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.
(iii)   Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and, (2) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties exists with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(iv)   The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.
(v)   If the indemnification provided under this Section 8(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 8, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(d) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

F-14

e.   Following such time as Rule 144 is available, with a view to making available to the Investor the benefits of Rule 144, SVAC agrees, for so long as the Investor holds the Shares purchased pursuant to this Subscription Agreement, to:
(i)   make and keep public information available, as those terms are understood and defined in Rule 144; and
(ii)   file with the SEC in a timely manner all reports and other documents required of SVAC under the Securities Act and the Exchange Act so long as SVAC remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144.
9.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of SVAC and the Investor, and to the extent required by the Transaction Agreement, the Company, to terminate the Subscription Agreement, (c) thirty (30) days after the Termination Date (as defined in the Transaction Agreement, as in effect from time to time), if the Closing has not occurred by such date (the “Outside Date”), or (d) if any of the conditions to Closing set forth in Section 3 are not capable of being satisfied or waived on or prior to the Closing, and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)  — (d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SVAC shall notify the Investor in writing of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further force and effect (subject to the proviso of the immediately preceding sentence); provided that any monies paid by the Investor to SVAC in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor, in full, without any deduction or penalty of any kind, for or on account of any tax, withholding, charges, set-off or otherwise, by wire transfer of immediately available funds to the account specified by Investor.
10.   Trust Account Waiver.   The Investor acknowledges that SVAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SVAC and one or more businesses or assets. The Investor further acknowledges that, as described in the final prospectus of SVAC, filed with the SEC (File No. 333-249067), and dated as of November 23, 2020 (the “Prospectus”), available at www.sec.gov, SVAC has established a trust account containing the proceeds of its initial public offering (the “IPO”) (with interest accrued from time to time thereon, the “Trust Fund”) initially in an amount of $232,300,000 for the benefit of SVAC’s public stockholders (the “Public Stockholders”) and certain parties (including the underwriters of the IPO) and that SVAC may disburse monies from the Trust Fund only: (i) to the Public Stockholders in the event they elect to redeem the Class A Shares in connection with the consummation of SVAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (ii) to the Public Stockholders if SVAC fails to consummate a Business Combination within twenty-four (24) months from the closing of the IPO, (iii) any interest earned on the amounts held in the Trust Fund necessary to pay for franchise and income taxes, or (iv) to SVAC after or concurrently with the consummation of a Business Combination. For and in consideration of SVAC entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Investor hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Fund or distributions therefrom, or make any claim against, the Trust Fund, with respect to claims arising out of this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”). The Investor hereby irrevocably waives any Claims it may have against the Trust Fund (including any distributions therefrom) now or in the future as a result of, or arising out of, this Subscription Agreement and will not seek recourse against the Trust Fund (including any distributions therefrom) for Claims arising out of this Subscription Agreement; provided that nothing in this Section 10 (x) shall serve to

F-15

limit or prohibit the Investor’s right to pursue a claim against SVAC for legal relief against assets held outside the Trust Fund, for specific performance or other equitable relief, (y) shall serve to limit or prohibit any claims that the Investor may have in the future against SVAC’s assets or funds that are not held in the Trust Fund (including any funds that have been released from the Trust Fund and any assets that have been purchased or acquired with any such funds) or (z) shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Fund by virtue of its record or beneficial ownership of Class A Shares acquired other than pursuant to this Subscription Agreement, pursuant to a validly exercised redemption right with respect to any such Class A Shares, except to the extent that the Investor has otherwise agreed with SVAC to not exercise such redemption right. The Investor agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by SVAC to induce it to enter in this Subscription Agreement, and the Investor further intends and understands such waiver to be valid, binding and enforceable under applicable law.
11.   Standstill.   From the date hereof until the Closing Date, unless specifically waived by SVAC in writing, Investor shall not in any manner, directly or indirectly, without the consent of SVAC and the Company (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or in any way assist or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (A) any acquisition of any securities (or beneficial ownership thereof) or assets of SVAC or the Company or any of their respective affiliates, including rights or options to acquire such ownership or any other securities, rights or interests, including without limitation, options, swaps, derivatives or convertibles or other similar instruments, whether real or synthetic, that give Investor the right to vote or to direct the voting of any securities of SVAC or the Company or otherwise convey the economic interest of beneficial ownership of any securities of SVAC or the Company; (B) any tender or exchange offer, merger or other business combination involving SVAC, the Company or any of their respective affiliates; (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to SVAC, the Company or any of their respective affiliates; or (D) any “solicitation” of “proxies” (as such terms are defined in Rule 14a 1 of Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a 1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a 2(b)) or consents to vote any voting securities of SVAC, the Company or any of their respective affiliates; (ii) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act and the rules and regulations thereunder) with respect to any voting securities of SVAC, the Company or any of their respective affiliates or otherwise act in concert with any person in respect of any such securities; (iii) otherwise act, alone or in concert with others, to seek to control, advise, change or influence the management, board of directors, governing instruments, shareholders, policies or affairs of SVAC, the Company or any of their respective affiliates; (iv) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (v) make any public disclosure, or take any action that might force SVAC, the Company, any of their respective affiliates or any other person to make any public disclosure, with respect to the matters set forth in this Subscription Agreement.
12.   Miscellaneous.
a.   Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without SVAC’s prior written consent. Notwithstanding the foregoing, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor); provided, that each transferee shall make the representations and warranties set forth in Section 6 hereof and that no such assignment shall relieve the Investor of its obligations hereunder.
b.   SVAC may request from the Investor such additional information as SVAC may deem reasonably necessary to evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested; provided that SVAC agrees to keep any such information confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request. Subject to Section 15, the Investor acknowledges that SVAC may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of SVAC.

F-16

c.   The Investor acknowledges that SVAC, the Placement Agents, the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. SVAC acknowledges that the Investor will rely on the acknowledgments, understandings, agreements, representations and warranties of SVAC contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify SVAC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties made by Investor set forth in Section 6 above are no longer accurate in any material respect. Prior to the Closing, SVAC agrees to promptly notify the Investor if any of the acknowledgments, understandings, agreements, representations and warranties made by SVAC set forth in Section 5 above are no longer accurate in any material respect.
d.   This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as expressly provided for herein, this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
e.   Each of SVAC and Investor is entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 12(e) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SVAC set forth in this Subscription Agreement.
f.   Each of the parties agrees that the Company is an express third-party beneficiary of this Agreement, and the Company may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief) each of the provisions of this Agreement, as amended, modified, supplemented or waived in accordance with Section 12(h), against the Investor as if it were a direct party hereto having the same rights as, and instead of, SVAC hereunder. Each of the parties further agrees that each of the Company and each of the Placement Agents is a third-party beneficiary of the representations and warranties of Investor under this Subscription Agreement and the Placement Agents are also third party beneficiaries of Sections 12(c), (e), (f), (g) and Section 13 hereof.
g.   SVAC, the Company, the Investor and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 12(g) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SVAC set forth in this Subscription Agreement.
h.   All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
i.   This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by the Investor and SVAC. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties

F-17

and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
j.   If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
k.   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l.   The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
m.   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.
n.   Any notice or communication required or permitted hereunder to be given to a party shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such party may hereafter designate by notice to the other party. A courtesy copy of any communication or notice shall be emailed to Investor.
o.   The Investor and SVAC hereby agree, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees, that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 12(o) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 12(o) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and

F-18

may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
p.   If any change in the number, type or classes of authorized shares of SVAC (including the Shares), other than as contemplated by the Transaction Agreement or any agreement contemplated by the Transaction Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor and Per Share Purchase Price applicable to the Investor shall be appropriately adjusted to reflect such change. In no event will this Section 12(p) be construed to require the Investor to complete the purchase of the Shares contemplated hereby without satisfaction of all of the conditions to Closing contained in this Subscription Agreement.
13.   Non-Reliance.   The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SVAC expressly contained in Section 5, in making its investment or decision to invest in SVAC. The Investor acknowledges and agrees that none of (a) any Other Investor pursuant to any Other Subscription Agreement (including such Other Investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (b) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (c) any party to the Transaction Agreement other than SVAC, or any Non-Party Affiliate, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SVAC, the Company, the Placement Agents or any Non-Party Affiliate concerning SVAC, the Company, the Placement Agents, any Non-Party Affiliate, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SVAC, the Company, any Placement Agent or any of SVAC’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.
14.   Expenses.   Investor shall pay all of its own expenses in connection with the negotiation, execution and delivery of this Subscription Agreement and the transactions contemplated herein.
15.   Disclosure.   SVAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material

F-19

terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SVAC, or any of its officers, employees or agents on behalf of SVAC, has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the knowledge of SVAC, the Investor shall not be in possession of any material, non-public information received from SVAC, the Company or any of its respective officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with SVAC, the Placement Agents or any of their respective affiliates, relating to any such material nonpublic information that is so disclosed in the Disclosure Document. Notwithstanding anything in this Subscription Agreement to the contrary, SVAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers, in any press release, promotional materials, media or similar circumstances, or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (a) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (b) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which the Shares are listed; provided, however, that SVAC shall provide the Investor with prior written notice of such permitted disclosure. Investor will promptly provide any information reasonably requested by SVAC or any of its affiliates that is required for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).
16.   Several Obligations.   The obligations of the Investor under this Subscription Agreement are several and not joint with the obligations of any Other Investor under the Other Subscription Agreements, and the Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under any Other Subscription Agreements. The decision of the Investor to purchase the Shares pursuant to this Subscription Agreement has been made by the Investor independently of any Other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SVAC, the Company or any of their respective subsidiaries which may have been made or given by or to any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither the Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. The decision of each Other Investor to purchase Shares pursuant to an Other Subscription Agreement has been made by such Other Investor independently of the Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the SVAC, the Company or any of their respective subsidiaries which may have been made or given by the Investor. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Investor or Other Investor pursuant hereto or thereto, shall be deemed to constitute Investor and any Other Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and any Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no Other Investor has acted as agent for the Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of the Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.
[Signature pages follow]

F-20

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	Date: , 2021
State/Country of Formation or Domicile:
By:
Name:
Title:	Name in which Shares are to be Registered (if different):
Investor’s EIN:
Business Address:	Mailing Address (if different):
Street:	Street:
City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Email:	Email:
Number of Shares subscribed for:
Aggregate Subscription Amount:	Price Per Share: $10.00
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SVAC in the Closing Notice.
[Signature Page to Subscription Agreement]

F-21

IN WITNESS WHEREOF, SVAC has accepted this Subscription Agreement as of the date set forth below.
SPRING VALLEY ACQUISITION CORP.
By:
Name: Christopher Sorrells
Title: Chief Executive Officer
Date:           , 2021
Address for purposes of notice:

Email:
[Signature Page to Subscription Agreement]

F-22

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐   We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).
*OR*
B.
ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.
☐   We are an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), or (9) under the Securities Act, or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.
☐   We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
☐    Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐    Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐    Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
☐    Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
☐    Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐    Any entity in which all of the equity owners are accredited investors.
This page should be completed by the Investor and constitutes a part of the Subscription Agreement

F-23

Annex G
SPONSOR SUPPORT AGREEMENT
This Sponsor Support Agreement (this “Agreement”) is dated as of December 13, 2021, by and among SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (the “Sponsor”), Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Acquiror”), and NuScale Power, LLC, an Oregon limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, Sponsor holds 5,630,000 Class B ordinary shares of Acquiror, par value $0.0001 per share (the “Class B Shares”), of which 698,008 are held indirectly by those Persons listed on Schedule I attached hereto (such Persons, the “Strategic Investors”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Spring Valley Merger Sub, LLC, an Oregon limited liability company, and the Company entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”); and
WHEREAS, as an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SPONSOR SUPPORT AGREEMENT
Section 1.1   Sponsor Voting Agreements.
(a)
At any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, Sponsor shall (i) appear at each such meeting or otherwise cause all of its Class B Shares (other than any Class B Shares held by Sponsor on behalf of the Strategic Investors) and any shares of Acquiror Common Stock that Sponsor holds of record or beneficially, as of the date hereof, or acquires record or beneficial ownership of after the date hereof (collectively, the “Subject Acquiror Shares”) to be counted as present thereat for purposes of calculating a quorum, (ii) not redeem any Subject Acquiror Shares at such meeting and (iii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Acquiror Shares:

(i)
in favor of each Proposal;

(ii)
in favor of any proposal to adjourn a meeting at which there is a proposal for shareholders of the Company to approve and adopt the Proposals to a later date if there are not sufficient votes to approve and adopt the Proposals, or if there are not sufficient shares present in person or represented by proxy at such meeting to constitute a quorum; and

(iii)
against any proposal in opposition to approval of the Merger Agreement or inconsistent with the Merger Agreement or the Transactions.

Section 1.2   No Inconsistent Agreement.   Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.
ARTICLE II
SPONSOR REPRESENTATIONS AND WARRANTIES
Section 2.1   Sponsor Representations and Warranties.   The Sponsor hereby represents and warrants as of the date hereof as follows:

(a)
The Sponsor holds 5,630,000 issued and outstanding Class B Shares.

(b)
The Sponsor has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform all of its obligations hereunder.

(c)
The execution and delivery of this Agreement has been, and the consummation of the transactions contemplated hereby have been, duly authorized by all requisite action by the Sponsor.

(d)
This Agreement has been duly and validly executed and delivered by the Sponsor and, assuming this Agreement has been duly authorized, executed and delivered by the other parties hereto, this Agreement constitutes, and upon its execution will constitute, a legal, valid and binding obligation of the Sponsor enforceable against it in accordance with its terms.

(e)
The Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS
Section 3.1   No Redemption.   Sponsor agrees and acknowledges that in connection with the transactions contemplated by the Merger Agreement Sponsor shall not seek redemption of its Class B Shares.
Section 3.2   Authorization; No Breach.   Each of Sponsor, Acquiror and the Company has all requisite corporate or limited liability company power, as applicable, without violating any agreement to which it is bound, to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement has been duly and validly authorized by all requisite corporate or limited liability company action, as applicable, and no other actions or proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement.
Section 3.3   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the consummation of the Closing, (b) the termination of the Merger Agreement in accordance with Article X thereof and (c) the liquidation of Acquiror. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.4   Governing Law; Venue.   This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (without reference to its choice of law rules). Each party hereto hereby irrevocably and unconditionally (a) agrees that all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall only be brought in the Court of Chancery of the State of Delaware or the federal courts of the United States of America, the United States District Court for the District of Delaware, sitting in New Castle County, (b) expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof, and (c) waives and agrees not to raise (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action or proceeding.
Section 3.5   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND

(B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.5.
Section 3.6   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.
Section 3.7   Specific Performance.   The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.
Section 3.8   Amendment.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, Sponsor and the Company.
Section 3.9   Severability.   If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 3.10   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to Acquiror or Sponsor:
Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201
Attention:
Christopher Sorrells

Email:
Chris.Sorrells@sv-ac.com

with a copy to (which will not constitute notice):
Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention:
Adam D. Larson, P.C.
Allan Kirk

Email:
Adam.Larson@kirkland.com
Allan.Kirk@kirkland.com

If to the Company:
NuScale Power, LLC
6650 SW Redwood Lane
Suite 210
Portland, OR 97224
Attn: General Counsel
E-mail: generalcounsel@nuscalepower.com

With copies (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
Attention:
David C. Lee
John M. Williams III
Evan M. D’Amico

E-mail:
DLee@GibsonDunn.com
JWilliams@GibsonDunn.com
EDAmico@GibsonDunn.com

Stoel Rives LLP
760 SW Ninth Avenue
Suite 3000
Portland, OR 97205
Attention:
Jason M. Brauser
James M. Kearney

E-mail:
Jason.brauser@stoel.com
Jim.kearney@stoel.com

Section 3.11   Counterparts.   This Agreement may also be executed and delivered by facsimile signature or by other electronic means in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 3.12   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the Sponsor, Acquiror and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.
SPONSOR:
SV ACQUISITION SPONSOR SUB, LLC
By:
/s/ David Levinson

Name:
David Levinson

Title:
Secretary

[Signature Page to Sponsor Support Agreement]

ACQUIROR:
SPRING VALLEY ACQUISITION CORP.
By:
/s/ Christopher Sorrells

Name:
Christpher Sorrells

Title:
Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:
NUSCALE POWER, LLC
By:
/s/ John Hopkins

Name:
John Hopkins

Title:
Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex H
SPONSOR LETTER AGREEMENT
This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of December 13, 2021, is made by and among SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (the “Sponsor”), Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Acquiror”), and NuScale Power, LLC, an Oregon limited liability company (the “Company”). The Sponsor, Acquiror and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).
WHEREAS, Sponsor holds 5,630,000 Class B ordinary shares of Acquiror (“Class B Shares”), of which 698,008 are held indirectly by those Persons listed on Schedule I attached hereto (such Persons, the “Strategic Investors”);
WHEREAS, Acquiror, Spring Valley Merger Sub, LLC, an Oregon limited liability company, and the Company entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);
WHEREAS, pursuant to their terms, all of the Class B Shares shall be converted into Acquiror Common Stock in connection with the Merger (the “Conversion”); and
WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement contemporaneously with the execution and delivery of the Merger Agreement by the parties thereto.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
1.   Vesting and Forfeiture.
(a)
Cancellation Event.   The Sponsor agrees, in the event that the Closing Acquiror Cash is less than $432,000,000 that with no further action required, immediately prior to the Conversion, the Sponsor shall automatically and irrevocably surrender and forfeit for no consideration, such number of Acquiror Class B Shares equal to the Forfeited Share Count (such forfeited Acquiror Class B shares, the “Forfeited Shares”), and Acquiror shall immediately cancel such Forfeited Shares (the “Cancellation Event”). Each of the Parties shall take all reasonably necessary actions required to reflect the surrender, forfeiture and cancellation of the Forfeited Shares as of immediately prior to the Conversion in the books and records of Acquiror’s transfer agent. For U.S. federal and applicable state and local income tax purposes, the Parties agree that any forfeiture of Forfeited Shares pursuant to this Section 1(a) shall be treated as a nontaxable contribution to the capital of Acquiror by the Sponsor, and no Party shall take any position inconsistent with such treatment unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. As used herein “Forfeited Share Count” shall equal the lesser of (i) 2,750,000 and (ii) the product of (A) 1,972,796.80 multiplied by (B) one minus the quotient of (y) the Closing Acquiror Cash divided by (z) $432,000,000.

(b)
Earnout Escrow.   The Sponsor agrees that, as of immediately following the Closing and the Conversion, the lesser of (a) 35% of the Acquiror Common Stock held of record by the Sponsor immediately following the Closing and the Conversion after giving effect to the Cancellation Event (such amount, before application of the 35%, the “Remaining Sponsor Shares”) and (b) (x) the Remaining Sponsor Shares minus (y) 2,400,000 (such lesser amount of (a) and (b), the “Unvested Shares”) shall be subject to the vesting and forfeiture provisions set forth in Section 1(c). For the avoidance of doubt, any Acquiror Common Stock beneficially owned by (i) any individual other than the Sponsor, (ii) the Sponsor other than the Unvested Shares, or (iii) the Strategic Investors (even if held of record by Sponsor) shall not be subject to vesting or forfeiture. The Sponsor agrees that it shall not, and shall cause its Affiliates not to, Transfer (other than to an Affiliate) any Unvested Share held by the Sponsor prior to the date such Unvested Share becomes vested pursuant to Section 1(c).
(c)
Vesting of Acquiror Common Stock.

(i)
One-half of the Unvested Shares shall vest if over any 20 Trading Days occurring within any 30 consecutive Trading Day period that occurs entirely following the Closing until the 5th anniversary of the Closing (the “Vesting Measurement Period”) the daily VWAP of the Acquiror Common Stock is greater than or equal to $12.00 per share.

(ii)
The other half of the Unvested Shares shall vest if over any 20 Trading Days occurring within any 30 consecutive Trading Day period that occurs entirely following the Closing until the 5th anniversary of the Closing the daily VWAP of the Acquiror Common Stock is greater than or equal to $14.00 per share.

(iii)
The per share stock prices referenced in Section 1(c)(i) through Section 1(c)(ii) above will be equitably adjusted on account of any changes in the equity securities of Acquiror by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means. As used herein “Trading Day” shall mean any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded. As used herein “VWAP” shall mean for any Trading Day the arithmetic average of the volume-weighted average price per Acquiror Common Stock as displayed under the heading “Bloomberg VWAP” on the Bloomberg page for such Acquiror Common Stock in respect of the period from 9:30 am to 4:00 pm Eastern Time (or from the scheduled open of trading until the scheduled close of trading of the primary trading session in respect of the principal exchange on which trading in such security occurs, if different from the foregoing) or, if such Bloomberg Page is not available, by another authoritative source agreed to by the parties hereto.

2.   Tax Treatment.   The Parties intend that the Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Sponsor intends to make a protective election under Section 83(b) of the Code with respect to the receipt of the portion of the Unvested Shares subject to vesting under Section 1(b) of this Agreement.
3.   Forfeiture of Unvested Acquiror Common Stock.   Any Unvested Share that remains unvested (a) pursuant to Section 1(c)(i) through 1(c)(ii) as of the end of the first day following the 5th anniversary of the Closing shall be forfeited and shall be transferred by the Sponsor to Acquiror for cancellation, without any consideration for such transfer and cancellation.
4.   Lock-Up.
(a)
Subject to Section 4(b), the Sponsor hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-up Shares or exercise any of the Acquiror Warrants on a cashless basis until the end of the Lock-up Period.

(b)
Notwithstanding the provisions set forth in Section 4(a), the Sponsor or its Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (i) to (A) Acquiror’s or Sponsor’s officers or directors or (B) any Affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (iv) by virtue of the laws of the State of Delaware or the Sponsor limited liability company agreement upon dissolution of the Sponsor; provided that in each case, the Permitted Transferee agrees to be bound by the provisions of this Agreement pertaining to Sponsor.

(c)
Notwithstanding the provisions set forth in Section 4(a), in the event that Fluor Transfers Acquiror Common Stock (x) after the Effective Time during the lock-up period described in that certain Lock-Up Agreement to which Fluor is a party (the “Fluor Lock-Up”), (y) in a block trade or trades which collectively Transfers more than 5% of the then-outstanding economic interests of the Acquiror (including economic units in the Company), and (z) to a purchaser or group of purchasers who each agree to be bound by a lock up which is substantially similar to the Fluor Lock-Up for the then-remaining duration of such lock-up period, then Sponsor shall have the right to participate in such sale on a pro rata basis (determined by reference to the number of shares of Acquiror Common Stock included in such Transfer by Fluor relative to all shares of Acquiror Common Stock held by Fluor) on the same terms and conditions as Fluor; provided if the transferee is unwilling or unable to purchase all such Acquired Common Stock, the amount of Acquiror Common Stock included by each of Fluor and Sponsor shall be proportionally reduced to the amount such transferee is willing to purchase.

(d)
For purposes of this Agreement:

(i)
the term “Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of (A) one year after the Closing Date and (B) the date that, following the 150th day after the Closing, the closing price of the Acquiror Common Stock equals or exceeds $12.00 per share for any 20 Trading Days within any 30 Trading Day period (in which case, the Lock-up Period shall automatically end upon the close of such 20th Trading Day); provided that the Parties may mutually agree to shorten the duration of or otherwise waive the Lock-up Period;

(ii)
the term “Lock-up Shares” means the Acquiror Common Stock beneficially owned by the Sponsor immediately following the Closing and the Conversion; provided, that, for clarity, any other shares of Acquiror Common Stock (A) issued in connection with the PIPE investment described in Section 5.17 of the Merger Agreement or (B) acquired in connection with the Transactions or in the public market pursuant to a transaction exempt from registration under the Securities Act, pursuant to a subscription agreement where the issuance of Acquiror Common Stock occurs on or after the Closing, shall, in each case, not constitute Lock-up Shares;

(iii)
the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any Person to whom the Sponsor is permitted to transfer such Lock-up Shares prior to the expiration of the Lock-up Period pursuant to Section 4(b); and

(iv)
the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

(e)
Notwithstanding anything to the contrary in this Agreement, any waiver, termination, shortening or other amendment or modification to any lock-up agreement applicable to the Acquiror Common Stock held by any Company Unitholder which improves the terms of any such lock-up for such Company Unitholder shall apply pro-rata and on the same terms to the lock-up set forth in Section 4 hereunder and Section 4 shall be deemed immediately and automatically waived, terminated, shortened or amended or modified, as the case may be, without further action of the Parties.

(f)
From and after the Closing, prior to waiving, terminating, shortening or otherwise amending or modifying the terms of any lock-up agreement applicable to the Acquiror Common Stock held by any Company Unitholder, Acquiror will provide reasonable advance written notice (in no case less than five (5) Trading Days) to the Sponsor, indicating that Acquiror plans to take a specified action with respect to such lock-up agreement and setting forth the terms of any such waiver, termination, shortening or other amendment or modification.

5.   Waiver.   In accordance with Section 17.4 of the Amended and Restated Memorandum and Articles of Association of the Acquiror (the “Memorandum and Articles”), the Sponsor, acting as the holder of a majority of the Class B Shares currently in issue, hereby waives the adjustment to the “Initial Conversion Ratio” (as such term is defined in the Memorandum and Articles) described in Section 17.3 of the Memorandum and Articles.
6.   Acquiror Extension.   If (i) the Closing has not occurred before May 20, 2022,(ii) the Merger Agreement is not terminated by either the Company pursuant to Section 10.01(b)(ii) of the Merger Agreement or Acquiror pursuant to Section 10.01(c)(ii) of the Merger Agreement at or prior to the close of business on May 23, 2022, and (iii) Acquiror (acting only with the prior consent of Sponsor, in its sole discretion) and the Company mutually agree to extend the Termination Date in writing (such a writing executed by Acquiror and the Company, an “Extension Election”) to June 20, 2022, or such other later date as is specified in the Exclusivity Extension, then (A) Sponsor and Acquiror shall take all actions necessary under Section 49.8 of the Memorandum and Articles to extend the initial period of time for Acquiror to consummate a “Business Combination” (as such term is defined in the Memorandum and Articles) by six (6) months, and (B) in furtherance of the foregoing clause (A), Sponsor shall purchase 2,300,000 Acquiror Warrants (or such lesser amount after reduction for the Company’s election in Section 7), at the price of $1.00 per Acquiror Warrant and all proceeds of such acquisition shall be placed into the Trust Account.
7.   Preemptive Right to Acquiror Warrants.   If between the date hereof and the earlier of the Closing or the termination of the Merger Agreement in accordance with the terms thereof, Acquiror proposes to offer or sell any Acquiror Warrants pursuant to Section 6 above or pursuant to Schedule 7.03 of the Merger Agreement, Acquiror shall first offer 50% of such Acquiror Warrants to the Company pursuant to the terms of this Section 7. No less than seven (7) Business Days prior to any sale of Acquiror Warrants (other than pursuant to Section 6 above), Sponsor and Acquiror shall deliver written notice to the Company notifying the Company of such anticipated sale, the amount of Acquiror Warrants to be purchased, the planned date of such acquisition and any other terms and conditions relating thereto. The Company shall have three (3) Business Days to elect irrevocably in writing to participate in any such sale (other than pursuant to Section 6 above) for an amount up to 50% (such actual percentage as determined by the Company, not to exceed 50%) of the Acquiror Warrants being sold on the same terms, conditions and timing as such Acquiror Warrants are being sold by the Acquiror. In the event of any sale of Acquiror Warrants pursuant to Section 6 above, the Company may, no later than the time of the execution of the Extension Election, elect irrevocably in writing to participate in such sale for an amount up to 50% (such percentage as determined by the Company, not to exceed 50%) of the Acquiror Warrants being sold on the same terms, conditions and timing as such Acquiror Warrants are being sold by the Acquiror.
8.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the termination of the Merger Agreement. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement.
9.   No Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
10.   Incorporation by Reference.   Sections 1.02 (Construction), 11.03 (Assignment), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.09 (Entire Agreement), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; WAIVER OF JURY TRIAL), 11.13 (Enforcement), 11.14 (Non-Recourse) and 11.15 (Non-survival of Representations, Warranties and Covenants) of the Merger Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.
SV ACQUISITION SPONSOR SUB, LLC
By:
/s/ David Levinson

Name:
David Levinson

Title:
Secretary

SPRING VALLEY ACQUISITION CORP.
By:
/s/ Christopher Sorrells

Name:
Christopher Sorrells

Title:
Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

NUSCALE POWER, LLC
By:
/s/ John Hopkins

Name:
John Hopkins

Title:
Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

Annex I
FORM OF REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among NuScale Power Corporation, a Delaware corporation (formerly known as Spring Valley Acquisition Corp., a Cayman Islands exempted corporation) (the “Company”), Spring Valley Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor Parent”), SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under Holder or New Holder on the signature pages hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder,” and collectively, the “Holders”).
RECITALS
WHEREAS, the Company, Spring Valley Merger Sub, LLC, a Delaware limited liability company, and NuScale Power, LLC, an Oregon limited liability company (“NuScale”), have entered into that certain Agreement and Plan of Merger, dated as of December 13, 2021 (as amended or supplemented from time to time, the “Merger Agreement,” and the transactions contemplated thereby, the “Business Combination”);
WHEREAS, pursuant to the transactions contemplated by the Merger Agreement, the Company domesticated as a Delaware corporation and, as a result, the Sponsor holds (i) Class A common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);
WHEREAS, the Company and the Sponsor Parent entered into that certain Registration and Shareholder Rights Agreement, dated as of November 23, 2020 (the “Original RRA”);
WHEREAS, certain of the holders designated as New Holders on the signature pages hereto (the “New Holders”) will have the right, in certain circumstances, to receive Class A common stock, par value $0.0001 per share, of the Company upon exchange of the New Holders’ Company Common Units (as defined in the Merger Agreement) and Acquiror New Class B Stock (as defined in the Merger Agreement) (such Class A common stock received by the New Holders upon exchange is referred to as, the “Business Combination Shares”); and
WHEREAS, pursuant to Section 6.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the holders of at least a majority in interest of the “Registrable Securities” (as such term is defined in the Original RRA) at the time in question; and
WHEREAS, in connection with the execution of this Agreement, the Company and the Sponsor Parent desire to amend and restate the Original RRA in its entirety as set forth in this Agreement, and to include the recipients of the Business Combination Shares identified herein.
NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1
DEFINITIONS
1.1   Definitions.   The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Agreement” shall have the meaning given in the Preamble.
“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.
“Board” shall mean the Board of Directors of the Company.
“Business Combination” shall have the meaning given in the Recitals hereto.
“Business Combination Shares” shall have the meaning given in the Recitals hereto.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
“Closing Date” shall have the meaning given in the Merger Agreement.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble.
“Demand Registration” shall have the meaning given in subsection 2.2.1.
“Demanding Holder” shall have the meaning given in subsection 2.2.1.
“Effectiveness Period” is defined in Section 3.1.2.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Form S-1” means a Registration Statement on Form S-1.
“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.
“Holder” and “Holders” shall have the meaning given in the Preamble.
“Institutional Accredited Investor” means an institutional “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.
“Joinder” shall have the meaning given in Section 6.2.
“Maximum Number of Securities” shall have the meaning given in Section 2.3.
“Merger Agreement” shall have the meaning given in the Recitals hereto.
“New Holders” shall have the meaning given in the Recitals hereto.
“NuScale” shall have the meaning given in the Recitals hereto.
“Original RRA” shall have the meaning given in the Recitals hereto.
“Permitted Transferees” shall mean (a) the members of a Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings), (b) any trust for the direct or indirect benefit of a Holder or the immediate family of a Holder, (c) if a Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in a Holder or (e) any affiliate of a Holder or the immediate family of such affiliate.
“Piggyback Registration” shall have the meaning given in subsection 2.4.1.
“Pro Rata” shall have the meaning given in Section 2.3.
“QIB” shall mean a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registrable Securities” shall mean (a) all shares of Common Stock held by the Sponsor as of immediately following the closing of the Business Combination, (b) all Warrants held by the Sponsor Parent as of immediately following the closing of the Business Combination, (c) all shares of Common Stock issuable upon the exercise of any Warrants referred to in clause (b), (d) the Business Combination Shares held by the New Holders as of the date of this Agreement and (e) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a), (b), (c) or (d) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Holder; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) following the third anniversary of this Agreement, such securities may be sold without registration pursuant to Rule 144 under the Securities Act (but without the requirement to comply with any limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(a)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the shares of Common Stock or other Registrable Securities are then listed;
(b)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(c)   printing, messenger, telephone and delivery expenses;
(d)   reasonable fees and disbursements of counsel for the Company;
(e)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(f)   reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration in the applicable Registration or the Takedown Requesting Holder initiating an Underwritten Shelf Takedown.
“Registration Statement” shall mean any registration statement filed by the Company that covers the Registrable Securities pursuant to the provisions of this Agreement, including the prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 2.2.1.
“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Sponsor” shall have the meaning given in the Preamble.
“Sponsor Parent” shall have the meaning given in the Preamble.

“Subscription Agreements” shall mean the several subscription agreements entered into by the Company, each dated as of the date of the Merger Agreement, providing for the issuance to certain investors of Common Stock in connection with the consummation of the transactions contemplated by the Merger Agreement.
“Transfer” shall mean, with respect to any security, any interest therein, or any other securities or equity interests relating thereto, a direct or indirect transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition thereof, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise. “Transferred” shall have a correlative meaning.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.
“Warrants” shall have the meaning given in the Preamble.
ARTICLE 2
REGISTRATIONS
2.1   Resale Shelf Registration Rights.
2.1.1   Registration Statement Covering Resale of Registrable Securities.   Subject to compliance by the Holders with subsection 3.3, the Company shall use its commercially reasonable efforts to prepare and file or cause to be prepared and filed with the Commission, within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), a Registration Statement on Form S-3 or similar short form registration statement that may be available at such time or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Holders of all of the Registrable Securities then held by such Holders that are not then covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in any event no later than the earlier of (i) ninety (90) days (or one hundred twenty (120) days if the Commission notifies the Company that it will “review” the Registration Statement) after the date of this Agreement and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3.
2.1.2   Notification and Distribution of Materials.   The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.
2.1.3   Amendments and Supplements.   Subject to the provisions of subsection 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.
2.1.4   Notice of Certain Events.   The Company shall promptly notify the Holders in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Holder in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.
2.1.5   Underwritten Takedown.   If the Company shall receive a request from the Holders of Registrable Securities with an estimated market value of at least $35,000,000 that the Company effect a Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least three (3) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Holders and thereupon shall use commercially reasonable efforts to effect, as expeditiously as practicable, the offering in such Underwritten Takedown of:
(a)   subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under this subsection 2.1.5, and
(b)   subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any Holders have requested the Company to offer by request received by the Company within one (1) Business Day after such holders receive the Company’s notice of the Underwritten Takedown Notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.
(c)   Promptly after the expiration of the one-Business Day-period referred to in subsection 2.1.5(b), the Company will notify all selling holders of the identities of the other selling holders in the Underwritten Takedown and the number of shares of Registrable Securities requested to be included therein.
(d)   The Company shall only be required to effectuate one Underwritten Takedown pursuant to this Agreement within any six-month period and not more than five times in the aggregate.
2.1.6   Block Trade.   If the Company shall receive a request from the Holders of Registrable Securities with an estimated market value of at least $15,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as practicable, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request. A Holder of Registrable Securities in the aggregate may demand no more than two Block Trades pursuant to this Section 2.1.6 in any 12-month period. For the avoidance of doubt, any Block Trade effected pursuant to this Section 2.1.6 shall not be counted as a demand for an Underwritten Takedown pursuant to Section 2.1.5.
2.1.7   Withdrawal.   Holders of majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of subsection 2.1.5(d) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to subsection 2.1.5(d). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this subsection 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this subsection 2.1.7.
2.1.8   Selection of Underwriters.   In connection with an Underwritten Takedown, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the prior reasonable approval by the selling holder(s) (which approval shall not be unreasonably withheld, conditioned or delayed). The Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.
2.1.9   Underwritten Takedowns effected pursuant to this Section 2.1 shall be counted as Demand Registrations effected pursuant to Section 2.2.
2.2   Demand Registration.
2.2.1   Request for Registration.   Subject to compliance with Section 3.4 hereof, if there is not an effective Resale Shelf Registration Statement available for the resale for the Registrable Securities pursuant to Section 2.1, at any time and from time to time on or after the date that is 180 days from the consummation of the Business Combination, the Holders who hold at least a majority in interest of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within five (5) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) business days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall use its commercially reasonable efforts to effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated pursuant to this Agreement to take any action to effect: (1) any such Demand Registration for less than [•]% of the Company’s then outstanding Common Stock, (2) more than one (1) Demand Registration during any six-month period, (3) more than three (3) Demand Registrations in total pursuant to this Section 2.2.1, or (4) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.
2.2.2   Effective Registration.   Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) business days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.
2.2.3   Underwritten Demand Registration.   If a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such underwriting by the Company (which shall consist of one or more reputable nationally recognized investment banks), subject to the prior reasonable approval by the Demanding Holder(s) (which approval shall not be unreasonably withheld, conditioned or delayed). The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling shareholders of at least $35,000,000.
2.2.4   Withdrawal.   A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of subsection 2.2.1 unless the withdrawing Holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to subsection 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other Holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this subsection 2.2.4, other than if a Holder elects to pay such Registration Expenses pursuant to this subsection 2.2.4.
2.3   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Registration conducted pursuant to this Agreement advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in such Underwriters’ opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other securities of the Company that the Company desires to sell and the shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the securities of the Company that the Company desires to sell for its own account; and (c) any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggyback” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Securities.
2.4   Piggyback Registration.
2.4.1   Piggyback Rights.   If, at any time, subject to compliance by the Holders with Section 3.3, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for equityholders of the Company for their account (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof (subject to Section 2.3)), other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such holders may request in writing within three (3) business days after receipt of such written notice (a “Piggyback Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders proposing to distribute their securities through a Piggyback Registration shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Piggyback Registration.
2.4.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in such Underwriters’ opinion, the dollar amount or number of securities of the Company that the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which Registration has been demanded pursuant to written contractual arrangements with persons other than the Holders of Registrable Securities hereunder, and the Registrable Securities as to which

Registration has been requested pursuant this Section 2.4, exceeds the Maximum Number of Securities, then the Company shall include in any such Registration:
(a)   If the Registration is undertaken for the Company’s account: (i) first, the securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities as to which Registration has been requested pursuant to the terms of this Agreement which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggyback registration rights with such persons, other than pursuant to this Agreement, which can be sold without exceeding the Maximum Number of Securities; and
(b)   If the Registration is undertaken as a demand pursuant to contractual rights with the Company other than this Agreement: (i) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Securities, Pro Rata; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the securities of the Company for the account of any other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.4.3   Piggyback Registration Withdrawal.   Any Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.4.3.
2.5   Lock-up.   The Company agrees and shall cause each director and officer (that makes filings pursuant to Section 16 of the Exchange Act) of the Company, along with any affiliated trust holding securities controlled by or for the benefit of such directors and officers or any other entity holding equity interests of the Company over which any such director or officer exercises dispositive control with respect to such equity securities of the Company, to agree, that, in connection with each sale of Registrable Securities pursuant to Section 2.1 or Section 2.2 conducted as an Underwritten Offering, if requested, to become bound by and to execute and deliver a customary lock-up agreement with the Underwriter(s) of such offering restricting such applicable person’s or trust’s right to (a) Transfer, directly or indirectly, any equity securities of the Company held by such person or entity or (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such securities during the period commencing on the date of the final prospectus relating to such offering and ending on the date specified by the Underwriters (such period not to exceed ninety (90) days). The terms of such lock-up agreements shall be negotiated among the applicable Holders, the Company and the Underwriters and shall include customary exclusions from the restrictions on Transfer set forth therein.

ARTICLE 3
COMPANY PROCEDURES
3.1   General Procedures.   If at any time on or after the date the Company consummates a Business Combination the Company is required to effect the Registration of Registrable Securities, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as practicable:
3.1.1   use commercially reasonable efforts to prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective until all Registrable Securities covered by such Registration Statement have been sold; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration under this Agreement to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the prospectus, as may be requested by any holder that holds at least 5% of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the prospectus or such securities have been withdrawn (the “Effectiveness Period”);
3.1.3   prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive written notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least five (5) days prior to the filing of any Registration Statement or prospectus or any amendment or supplement to such Registration Statement or prospectus (other than by way of a document incorporated by reference) furnish a copy thereof to each seller of such Registrable Securities or its counsel;
3.1.9   comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;
3.1.10   permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;
3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14   with respect to an Underwritten Offering, if the Registration involves the Registration of Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) in excess of $50,000,000, use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and
3.1.15   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.
3.3   Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with any requested information in connection with an Underwritten Offering, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.
3.4   Information. The Holders of Registrable Securities shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.
ARTICLE 4
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, damages, liabilities and reasonable expenses (including reasonable outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.
4.1.2   In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.
4.1.3   Any person or entity entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE 5
UNDERWRITING AND DISTRIBUTION
5.1   Rule 144.   The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.
ARTICLE 6
MISCELLANEOUS
6.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the parties as follows:
If to the Company:
NuScale Power Corporation
6650 SW Redwood Lane
Suite 210
Portland, OR 97224
Attention:
General Counsel

Email:
generalcounsel@nuscalepower.com

With copies (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
Attention:
David C. Lee
John M. Williams III
Evan M. D’Amico

E-mail:
DLee@GibsonDunn.com
JWilliams@GibsonDunn.com
EDAmico@GibsonDunn.com

Stoel Rives LLP
760 SW Ninth Avenue
Suite 3000
Portland, OR 97205
Attention:
Jason M. Brauser
James M. Kearney

E-mail:
Jason.brauser@stoel.com
Jim.kearney@stoel.com

If to the Sponsor or Sponsor Parent:
2100 McKinney Ave, Suite 1675
Dallas, TX 75201
Attention:
Christopher Sorrells

Email:
chris.sorrells@sv-ac.com

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:
Matthew R. Pacey

Email:
matt.pacey@kirkland.com

If to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.
6.2   Assignment; No Third Party Beneficiaries.   This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated, in whole or in part, by such Holder in conjunction with and to the extent of any Transfer of any Registrable Security by any such Holder to a Permitted Transferee(s). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the Holders and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2. The rights of a Holder under this Agreement may be Transferred, in whole or in part, by such Holder to a transferee who acquires or holds any Registrable Security; provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) business days following the date of the Transfer, written notification of such Transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so Transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement.
6.3   Amendments and Modifications.   Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Holders (in such capacity) shall require the consent of such Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company.
6.4   Other Registration Rights and Arrangements.   Other than with respect to the Subscription Agreements, the Company represents and warrants that no person, other than a holder of the Registrable Securities has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Original RRA, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities that would provide to such holder registration rights on a basis more favorable than the registration rights granted to the Holders in this Agreements or violate the rights granted to the Holders in this Agreement, and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.5   Term.   This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement or (b) the date as of which there shall be no Registrable Securities outstanding; provided further that with respect to any Holder, such Holder will have no rights under this Agreement and all obligations of the Company to such Holder under this Agreement shall terminate upon the date that such Holder no longer holds Registrable Securities.
6.6   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
6.7   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Signatures to this Agreement transmitted via facsimile or e-mail shall be valid and effective to bind the party so signing (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law (e.g., www.docusign.com)).
6.8   Entire Agreement.   This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation, the Original RRA.
6.9   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER OR IN CONNECTION HEREWITH OR IN CONNECTION WITH ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND ALL ACTIONS ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION HEREWITH OR THEREWITH (WHETHER AT LAW OR IN EQUITY, WHETHER SOUNDING IN CONTRACT, TORT, STATUTE OR OTHERWISE) SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CHOICE OR CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.
6.10   Consent to Jurisdiction; Venue; Service.   Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware located in Wilmington, Delaware, or if (but only if) such court does not have subject matter jurisdiction, the state or federal courts located in the State of Delaware for the purpose of any suit, action or other proceeding described in Section 6.9; (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such suit, action or proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and (c) hereby agrees not to commence or maintain any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party to this Agreement hereby also (i) consents to service of process in any action described in this Section 6.10 in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by overnight delivery by a nationally recognized courier service addressed to a party’s address specified pursuant to Section 6.1 shall constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process. Notwithstanding the foregoing in this Section 6.10, a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
6.11   WAIVER OF TRIAL BY JURY.   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE SPONSOR OR SPONSOR PARENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
6.12   Titles and Headings.   Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
6.13   Waivers and Extensions.   Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.
6.14   Remedies Cumulative.   In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
NUSCALE POWER CORPORATION
By:

Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDERS:
SPRING VALLEY ACQUISITION SPONSOR, LLC
By: Name: Title:	David Levinson Corporate Secretary
SPRING VALLEY ACQUISITION SPONSOR SUB, LLC
By: Name: Title:	David Levinson Corporate Secretary
[Signature Page to Amended and Restated Registration Rights Agreement]

NEW HOLDERS:
[•]
By: Name: Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

EXHIBIT A
Joinder
This Joinder (“Joinder”) is executed on                 , 2022, by the undersigned (the “New Holder”) pursuant to the terms of that certain Amended and Restated Registration Rights Agreement, dated as of [•], 2022 (the “Agreement”), by and among NuScale Power Corporation, a Delaware corporation (formerly known as Spring Valley Acquisition Corp., a Cayman Islands exempted company) (the “Company”), and the Holders identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder hereby agrees as follows:
1. Acknowledgment.   New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered a holder of Registrable Securities (a “Holder”) for all purposes under the Agreement.
2. Agreement.   New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.
3. Notice.   Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.
NEW HOLDER:	ACCEPTED AND AGREED:
Print Name:	COMPANY
By:	By:
Address:

Annex J
FORM OF
TAX RECEIVABLE AGREEMENT
dated as of
[•]

TAX RECEIVABLE AGREEMENT
This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among NuScale Power Corporation, a Delaware corporation (NuScale Power Corporation, together with each of its Subsidiaries that is classified as a corporation for U.S. federal income tax purposes, and each successor thereto, the “Corporation”), NuScale Power, LLC, an Oregon limited liability company that is classified as a partnership for U.S. federal income tax purposes (the “Company”), each of the TRA Holders, and the TRA Representative.
RECITALS
WHEREAS, the TRA Holders hold Class B common units in the Company (the “Units”);
WHEREAS, the Corporation, Spring Valley Merger Sub LLC, an Oregon limited liability company (“Merger Sub”), and the Company entered into that certain Agreement and Plan of Merger, dated December [•], 2021 (as further amended or modified in whole or in part from time to time in accordance with such Agreement, the “Merger Agreement”), pursuant to which, among other things, Merger Sub merged with and into the Company with the Company surviving (the “Merger”) and the Corporation acquired Class A common units in the Company in a contribution governed by Section 721 of the Code;
WHEREAS, following the Merger, the Corporation is the managing member of the Company;
WHEREAS, the Units, together with shares of Class B common stock of the Corporation, with the par value of $0.0001 per share (the “Class B Shares”), are exchangeable with the Company or the Corporation in certain circumstances for shares of Class A common stock of the Corporation, with the par value of $0.0001 per share (the “Class A Shares”) and/or cash pursuant to the exchange provisions of the Sixth Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”);
WHEREAS, each of the Company and any of its direct or indirect (through Subsidiaries that are classified as partnerships or disregarded entities for United States federal income tax purposes) Subsidiaries classified as partnerships for United States federal income tax purposes shall have in effect an election under section 754 of the Code for the Taxable Year that includes the effective date of the Merger and each Taxable Year in which a taxable acquisition (including a deemed taxable acquisition under Section 707(a) of the Code) of Units, together with Class B Shares, by the Corporation or the Company from the TRA Holders for Class A Shares or cash pursuant to the exchange provisions of the LLC Agreement (an “Exchange”) occurs, which election is intended to result in an adjustment to the tax basis of the assets owned by the Company and such Subsidiaries;
WHEREAS, as a result of an Exchange, the income, gain, loss, expense and deduction of the Corporation may be affected by the Tax Assets;
WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the benefits attributable to the effect of the Tax Assets on the liability for Taxes of the Corporation;
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the undersigned parties agree as follows:
ARTICLE I
DETERMINATION OF REALIZED TAX BENEFIT
Section 1.01   Realized Tax Benefit and Realized Tax Detriment.   Except as otherwise expressly provided in this Agreement, the parties intend that, for a Taxable Year, the excess, if any, of (a) the Hypothetical Tax Liability over the Actual Tax Liability (such excess, the “Realized Tax Benefit”) or (b) the Actual Tax Liability over the Hypothetical Tax Liability (such excess, the “Realized Tax Detriment”) shall measure the decrease or increase (respectively) in the Actual Tax Liability for such Taxable Year that is attributable to the Tax Assets, determined using a “with and without” methodology (that is, treating the Tax Assets as the last tax attributes used in such Taxable Year). If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit or Realized Tax Detriment unless and until there has been a Determination with respect to that portion of the Actual Tax Liability.
Section 1.02   Assumptions, Conventions, and Principles for Calculations.   The Actual Tax Liability shall be the U.S. federal, state and local income tax liability of the Corporation as reflected on the relevant Corporate Tax Return, using such reasonable methods as the Corporation determines; provided that, in making the calculations required by this Agreement, the Corporation shall use the following assumptions, conventions, and principles:
(a)   Treatment of Tax Benefit Payments.   Tax Benefit Payments (other than amounts accounted for as Imputed Interest) arising as a result of an Exchange shall (i) be treated as upward purchase price adjustments that give rise to further Basis Adjustments to Adjusted Assets for the Corporation and (ii) have the effect of creating additional Basis Adjustments to Adjusted Assets for the Corporation in the year of payment, and, as a result, such additional Basis Adjustments shall be incorporated into the current year calculation and into future year calculations, as appropriate.
(b)   Imputed Interest.   The Actual Tax Liability shall take into account the deduction of the portion of each Tax Benefit Payment that is accounted for as Imputed Interest under the Code due to the characterization of such Tax Benefit Payments as additional consideration payable by the Corporation for the Units acquired in connection with an Exchange.
(c)   Carryovers and Carrybacks.   Carryovers or carrybacks of any income, gain, loss, deduction, or credit attributable to the Tax Assets shall be considered to be subject to the rules of the Code and the Treasury Regulations governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to a Tax Asset and another portion that is not, the portion attributable to the Tax Asset shall be considered to be used in accordance with the “with and without” methodology.
(d)   State and Local Taxes.   For purposes of calculating the Actual Tax Liability with respect to a Taxable Year, the Corporation may, but shall not be required to, assume that the Corporation’s state and local income Tax liability (the “Assumed SALT Liability”) equals (i) the product of (x) the taxable income and gain determined for the Taxable Year in accordance with this Agreement and (y) ten percent (10%) or (ii) if the Corporation determines in its sole discretion (but, in any case, not more frequently than annually) that the percentage described in clause (i) materially differs from its actual state and local liability, then, in consultation with the TRA Representative, the Corporation will use such other percentage as the Corporation reasonably determines from time to time reflects its actual blended state and local tax rate (using the apportionment factors set forth on the relevant Corporate Tax Returns for that Taxable Year unless otherwise determined by the Corporation after consultation with the TRA Representative). Any U.S. federal income tax benefit of the Corporation with respect to state and local income Taxes shall be determined by taking into account an assumed deduction based on the Assumed SALT Liability and by disregarding the actual deduction for state and local income Taxes reflected on the Corporation’s U.S. federal income Tax return. The provisions of this Agreement, including the assumption, conventions, and principles with respect to the determination of income and gain, shall apply to state and local tax matters mutatis mutandis.
Section 1.03   Procedures Relating to Calculation of Tax Benefits.
(a)   Preparation and Delivery of Schedules.
(i)   Exchange Basis Schedule.   Within 120 days after the filing of the U.S. federal income Tax Return of the Corporation for each Taxable Year in which any Exchange has occurred, the Corporation shall deliver to the TRA Representative a schedule (the “Exchange Basis Schedule”) that shows, in reasonable detail, (w) the actual common tax basis of the Adjusted Assets as of each Exchange Date, (x) the Basis Adjustment with respect to the Adjusted Assets as a result of the Exchanges effected in such Taxable Year and all prior Taxable Years ending after the date of this Agreement, calculated (1) in the aggregate and (2) with respect to Exchanges by each TRA Holder, (y) the period or periods, if any, over which the common tax basis of the Adjusted Assets are amortizable and/or depreciable, and (z) the period or periods, if any, over which each Basis Adjustment is amortizable and/or depreciable. The calculations required by this Agreement shall be made in accordance with the Exchange Basis Schedule. If any calculation is required to be made before the Exchange Basis Schedule is agreed upon, reasonable estimates shall be used.
(ii)   Tax Benefit Schedule.   Within 120 days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year ending after the date of the first Exchange, the Corporation shall provide to the TRA Representative either (A) a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”) or, (B) if there is no Realized Tax Benefit or Realized Tax Detriment for that Taxable Year, notice to that effect.
(iii)   Supporting Material; Review Right.   Each time the Corporation delivers to the TRA Representative an Exchange Basis Schedule, Early Termination Schedule or a Tax Benefit Schedule, the Corporation shall also deliver to the TRA Representative schedules and work papers providing reasonable detail regarding the preparation of the schedules and allow the TRA Representative reasonable access, at the cost and expense of the Company, to the appropriate representatives at the Corporation and, if applicable, the Advisory Firm in connection with a review of such schedules or workpapers.
(iv)   Provision of Information to TRA Holders.   Upon the reasonable request of a TRA Holder, the TRA Representative shall provide to that TRA Holder, in a reasonably prompt manner, such information that the TRA Representative receives pursuant to this Agreement (including the schedules described in this Section 1.03), but only to the extent that the TRA Representative determines that such information is material, relevant, and relates to that TRA Holder.
(b)   Objection to, and Finalization of, Schedules.   Each Exchange Basis Schedule or Tax Benefit Schedule, including any Amended Schedule delivered pursuant to Section 1.03(c), shall become final and binding on all parties unless the TRA Representative, within 30 days after receiving an Exchange Basis Schedule or a Tax Benefit Schedule, provides the Corporation with notice of a material objection to such schedule made in good faith (an “Objection Notice”). If the Corporation and the TRA Representative are unable to successfully resolve the issues raised in the Objection Notice within 30 days after receipt by the Corporation of the Objection Notice, the Corporation and the TRA Representative shall employ the dispute resolution procedures as described in Section 6.09 (the “Dispute Resolution Procedures”).
(c)   Amendment of Schedules.   After finalization of an Exchange Basis Schedule or a Tax Benefit Schedule in accordance with Section 1.03(b), any Exchange Basis Schedule or Tax Benefit Schedule shall be amended from time to time by the Corporation (i) to correct material inaccuracies in any such schedule, (ii) to reflect a material change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year, including any such change attributable to either a carryback or carryforward of a Tax item to such Taxable Year or to an amended Tax Return filed with respect to such Taxable Year, (iii) to adjust the Exchange Basis Schedule to take into account material payments made pursuant to this Agreement, (iv) to comply with the Arbitrators’ determinations under the Dispute Resolution Procedures, or (v) in connection with a material Determination affecting such schedule (any schedule amended in accordance with this Section 1.03(c), an “Amended Schedule” or, as applicable, “Amended Exchange Basis Schedule”, or “Amended Tax Benefit Schedule”). Any Amended Schedule shall (x) be subject to the finalization procedures set forth in Section 1.03(b) and the Dispute Resolution Procedures set forth in Section 6.09, and (y) delivered to the TRA Representative.
ARTICLE II
TAX BENEFIT PAYMENTS, THE CONSOLIDATED GROUP, AND TRANSFERS OF CORPORATE ASSETS
Section 2.01   Payments.
(a)   General Rule.   The Corporation shall pay to each TRA Holder for each Taxable Year the Tax Benefit Payment that is Attributable to that TRA Holder at the times set forth in Section 2.01(c). For purposes of this Section 2.01(a), the amount of a Tax Benefit Payment that is Attributable to a TRA Holder shall be determined by multiplying (i) the aggregate Tax Benefit Payments for the Taxable

Year that arose directly or indirectly as a result of any Exchanges by any TRA Holders or as a result of any payments under this Agreement to any TRA Holders by (ii) a fraction (x) the numerator of which is the aggregate amount of all Tax Benefit Items available for use in the Taxable Year that arose directly or indirectly as a result of an Exchange by such TRA Holder or as a result of payments to such TRA Holder under this Agreement and (y) the denominator of which is the aggregate amount of all Tax Benefit Items available for use in the Taxable Year that arose directly or indirectly as a result of all Exchanges by any TRA Holders or as a result of any payments under this Agreement to any TRA Holders.
(b)   Determination of Tax Assets.   The Tax Assets shall be determined separately with respect to each separate Exchange, on a Unit-by-Unit basis by reference to the Exchange of a Unit and the resulting Tax Assets with respect to the Corporation.
(c)   Timing of Tax Benefit Payments.   The Corporation shall make each Tax Benefit Payment not later than 10 days after a Tax Benefit Schedule delivered to the TRA Representative becomes final in accordance with Section 1.03(b). The Corporation may, but is not required to, make one or more estimated payments at other times during the Taxable Year and reduce future payments so that the total amount paid to a TRA Holder in respect of a Taxable Year equals the amount calculated with respect to such Taxable Year pursuant to Section 2.01(a).
(d)   Optional Cap on Payments.   Notwithstanding any provision of this Agreement to the contrary, any TRA Holder may elect with respect to any Exchange to limit the aggregate Tax Benefit Payments made to such TRA Holder in respect of that Exchange to a specified dollar amount, a specified percentage of the amount realized by the TRA Holder with respect to the Exchange, or a specified portion of the Basis Adjustment with respect to the Adjusted Assets as a result of the Exchange. The TRA Holder shall exercise its rights under the preceding sentence by including a notice of its desire to impose such a limit and the specified limitation and such other details as may be reasonably necessary (including whether such limitation includes the Additional Amounts in respect of any such Exchange) in the Elective Exchange Notice (as defined in the LLC Agreement) delivered in accordance with the LLC Agreement.
Section 2.02   No Duplicative Payments.   The provisions of this Agreement are not intended to, and shall not be construed to, result in duplicative payment of any amount (including interest) required under this Agreement.
Section 2.03   Order of Payments.   If for any reason (including, but not limited to, the lack of sufficient Available Cash to satisfy the Corporation’s obligations to make all Tax Benefit Payments due in a particular Taxable Year under this Agreement) the Corporation does not fully satisfy its obligations to make all payments due under this Agreement in a particular Taxable Year, then (i) the TRA Holders shall receive payments under this Agreement in respect of such Taxable Year in the same proportion as they would have received if the Corporation had been able to fully satisfy its payment obligations, without favoring one TRA Holder over the other TRA Holders, and (ii) no payment under this Agreement shall be made in respect of any subsequent Taxable Year until all such payments under this Agreement in respect of the current Taxable Year and all prior Taxable Years have been made in full.
Section 2.04   No Escrow or Clawback; Reduction of Future Payments.   No amounts due to a TRA Holder under this Agreement shall be escrowed, and no TRA Holder shall be required to return any portion of any Tax Benefit Payment previously made to it. No TRA Holder shall be required to make a payment to the Corporation on account of any Realized Tax Detriment. If a TRA Holder receives amounts in excess of its entitlements under this Agreement (including as a result of an audit adjustment or Realized Tax Detriment), future payments under this Agreement shall be reduced until the amount received by the TRA Holder equals the amount the TRA Holder would have received had it not received the amount in excess of such entitlements.

ARTICLE III
EARLY TERMINATIONS
Section 3.01   Early Termination Events.
(a)   Early Termination Election by Corporation.   The Corporation may terminate all or a portion of the rights under this Agreement with respect to all or a portion of the Units held (including those previously Exchanged) by all TRA Holders at any time by (A) delivering an Early Termination Notice as provided in Section 3.02(a) and (B) paying the Early Termination Payment as provided in Section 3.03(a). If the Corporation terminates less than all of the rights under this Agreement with respect to the TRA Holders, such termination shall be made among the TRA Holders in such manner that it results in each TRA Holder receiving the same proportion of the Early Termination Payment made at that time as each TRA Holder would have received had the Corporation terminated all of the rights of the TRA Holders under this Agreement at that time.
(b)   Deemed Early Termination.
(i)   Deemed Early Termination Event.   Upon a Material Uncured Breach of this Agreement with respect to a TRA Holder (an “Affected TRA Holder”) or as soon as reasonably practicable before a Change of Control (each, a “Deemed Early Termination Event”), (A) the Corporation or the TRA Representative (with a copy to the Corporation) shall deliver, (x) in the case of a Material Uncured Breach, to the Affected TRA Holder(s) or, (y) in the case of a Change of Control, to all TRA Holders, an Early Termination Notice as contemplated in Section 3.02(a), and (B) all obligations under this Agreement with respect to such TRA Holder(s) shall be accelerated.
(ii)   Payment upon Deemed Early Termination Event.   The amount payable to the applicable TRA Holder as a result of an acceleration contemplated in Section 3.01(b)(i) shall equal the sum of:
(A) an Early Termination Payment calculated with respect to such TRA Holder(s) pursuant to this Article III as if an Early Termination Notice had been delivered on the date of the Deemed Early Termination Event using the Valuation Assumptions but substituting the phrase “the date of the Deemed Early Termination Event” in each place where the phrase “Early Termination Date” appears;
(B) any Tax Benefit Payment agreed to by the Corporation and such TRA Holder(s) as due and payable but unpaid as of the date of such Deemed Early Termination Event; and
(C) any Tax Benefit Payment due to such TRA Holder(s) for the Taxable Year ending with or including the date of such Deemed Early Termination Event (except to the extent that any amounts described in clauses (B) or (C) are included in the amount payable upon early termination).
(iii)   Waiver of Deemed Early Termination.   A TRA Holder may elect to waive the acceleration of obligations under this Agreement triggered by a Deemed Early Termination Event by submitting a waiver in writing to the Corporation within 30 days after the date of the Early Termination Notice. If a TRA Holder elects to waive the acceleration of obligations pursuant to the preceding sentence, this Agreement shall continue to apply with respect to that TRA Holder as though no Deemed Early Termination Event had occurred, and, if there are any due and unpaid amounts with respect to that TRA Holder, the Corporation shall pay those amounts to the TRA Holder in the manner provided in this Agreement.
Section 3.02   Early Termination Notice and Early Termination Schedule.
(a)   Notice; Schedule.
(i)   Delivery of Early Termination Notice and Early Termination Schedule.   If the Corporation chooses to exercise its right of early termination under Section 3.01(a) above, or if there is a Deemed Early Termination Event under Section 3.01(b) above, the Corporation shall, within 30 days after the Corporation elects to terminate this Agreement or the date of a Material

Uncured Breach, deliver to each TRA Holder whose rights are being terminated a notice (an “Early Termination Notice”) specifying (x) such early termination and (y) the date on which the termination of rights is to be effective (the “Early Termination Date”), which date shall be (I) the date of the Material Uncured Breach of this Agreement, in the case of a Material Uncured Breach, (II) the effective date of the Change of Control in the case of a Change of Control, and (III) not less than 30 days and not more than 120 days after the date of the Early Termination Notice in the case of a termination pursuant to Section 3.01(a). Within 60 days after the Corporation delivers an Early Termination Notice, the Corporation shall deliver to the applicable TRA Holder(s) a schedule showing in reasonable detail the calculation of the Early Termination Payment with respect to each TRA Holder as determined in accordance with Section 3.01(b)(ii)(A), (B) and (C) (the “Early Termination Schedule”), together with a Supporting Letter in respect of such schedule.
(ii)   Finalization of Early Termination Schedule; Disputes.   The applicable Early Termination Schedule delivered to a TRA Holder pursuant to Section 3.02(a)(i) shall become final and binding on the Corporation and such TRA Holder unless that TRA Holder, within 30 days after receiving the Early Termination Schedule, provides the Corporation with notice of a material objection to such schedule made in good faith (“Material Objection Notice”). If the Corporation and such TRA Holder are unable to successfully resolve the issues raised in the Material Objection Notice within 30 days after receipt by the Corporation of the Material Objection Notice, the Corporation and the TRA Holder shall employ the Dispute Resolution Procedures set forth in Section 6.09.
(iii)   Withdrawal of Early Termination Notice.   The Corporation may withdraw an Early Termination Notice delivered in connection with Section 3.01(a) before the Early Termination Payment is due and payable to any applicable TRA Holder(s).
(b)   Amendment of Early Termination Schedule.   After finalization of an Early Termination Schedule in accordance with Section 3.02(a)(ii), any Early Termination Schedule shall be amended by the Corporation at any time before the Early Termination Payment is made (i) in connection with a Determination materially affecting such schedule, (ii) to correct material inaccuracies in any such schedule, or (iii) to comply with the Arbitrators’ determinations under Section 6.09. Any amendment shall be subject to the procedures of Section 3.02(a)(ii) and the Dispute Resolution Procedures set forth in Section 6.09.
Section 3.03   Early Termination Payment.
(a)   Amount and Timing of Early Termination Payment.   The payment due to a TRA Holder in connection with an early termination described in Section 3.01(a) or 3.01(b) (the “Early Termination Payment”) shall be an amount equal to the present value, discounted at the Early Termination Rate as of the Early Termination Date, of all Tax Benefit Payments that the Corporation would be required to pay to the TRA Holder beginning from the Early Termination Date and assuming that the Valuation Assumptions are applied. Not later than 10 days after an Early Termination Schedule delivered to a TRA Holder becomes final in accordance with Section 3.02(a)(ii), the Corporation shall pay to the TRA Holder the Early Termination Payment (including, for the avoidance of doubt, any other amounts due pursuant to Section 3.01(b)(ii)(B) and Section 3.01(b)(ii)(C)) due to that TRA Holder.
(b)   Effect of Early Termination Payment.   Upon payment of the Early Termination Payment by the Corporation under Section 3.03, neither the TRA Holder nor the Corporation shall have any further rights or obligations under this Agreement in respect of the payments that otherwise would be due pursuant to this Agreement or the Units (including those previously Exchanged) with respect to which the rights under this Agreement have been terminated in accordance with Section 3.01, other than for any (i) payment under this Agreement that is due and payable but has not been paid as of the Early Termination Date and (ii) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Date (except to the extent that the amounts described in clauses (i) or (ii) are included in the Early Termination Payment). For the avoidance of doubt, if an Exchange occurs after the Corporation has made an Early Termination Payments with respect to all Units (including those previously Exchanged), the Corporation shall have no obligations under this Agreement with respect to such Exchange other than any obligations described in clause (i) or clause (ii) of the preceding sentence.

Section 3.04   Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.
(a)   Admission of the Corporation into a Consolidated Group.   If the Corporation is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to sections 1501 et seq. of the Code or any corresponding provisions of state, local or non-U.S. law (a “Consolidated Group”), then: (i) the provisions of this Agreement shall be applied with respect to the Consolidated Group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items in this Agreement shall be computed with reference to the consolidated taxable income of the Consolidated Group as a whole. Nothing in this Section 3.04(a) shall be interpreted to alter the circumstances that give rise to an early termination as described in Section 3.01(a) or 3.01(b).
(b)   Transfers of Assets by Corporation.
(i)   General Rule.   If the Company or any of its Subsidiaries or the Corporation transfers one or more assets to a corporation with which the transferor does not file a consolidated Tax Return pursuant to section 1501 et. seq. of the Code, then, for purposes of calculating the amount of any payment due under this Agreement, the transferor shall be treated as having disposed of such asset(s) in a fully taxable transaction on the date of the transfer.
(ii)   Rules of Application.   For purposes of this Section 3.04(b):
(A)   Except as provided in Section 3.04(b)(ii)(B), the consideration deemed to be received by the transferor in the transaction shall be deemed to equal the fair market value of the transferred asset(s) (taking into account the principles of section 7701(g) of the Code);
(B)   The consideration deemed to be received by the transferor in exchange for a partnership interest shall be deemed to equal the fair market value of the partnership interest increased by any liabilities (as defined in Treasury Regulation § 1.752-1(a)(4)) of the partnership allocated to the transferor with regard to such transferred interest under section 752 of the Code immediately after the transfer; and
(C)   A transfer to a “corporation” (other than the Corporation) includes a transfer to any entity or arrangement classified as a corporation for U.S. federal income tax purposes, and “partnership” includes any entity or arrangement classified as a partnership for U.S. federal income tax purposes.
ARTICLE IV
SUBORDINATION AND LATE PAYMENTS
Section 4.01   Subordination; Priority.   Any Tax Benefit Payment or Early Termination Payment required to be paid by the Corporation to a TRA Holder under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any current or future obligations in respect of indebtedness for borrowed money of the Corporation and its Subsidiaries and shall, except as otherwise provided in this Agreement, rank pari passu with all current or future unsecured obligations of the Corporation that are not principal, interest or other amounts due and payable in respect of any current or future obligations in respect of indebtedness for borrowed money of the Corporation and its Subsidiaries and shall be senior to equity interests in the Corporation.
Section 4.02   Late Payments by the Corporation.   The amount of all or any portion of any amount due under the terms of this Agreement that is not paid to any TRA Holder when due shall be payable, together with any interest thereon computed at the Default Rate commencing from the date on which such payment was due and payable. Notwithstanding the preceding sentence, the Default Rate shall not apply (and the Agreed Rate shall apply) to any late payment that is late solely as a result of (a) a prohibition, restriction or covenant under any credit agreement, loan agreement, note, indenture or other agreement governing indebtedness of the Company or any of its Subsidiaries or the Corporation or (b) restrictions under applicable law.

Section 4.03   Manner of Payment.   All payments required to be made to a TRA Holder pursuant to this Agreement will be made by electronic payment of immediately available funds to a bank account previously designated and owned by such TRA Holder or, if no such account has been designated, by check payable to such TRA Holder.
ARTICLE V
PREPARATION OF TAX RETURNS; COVENANTS
Section 5.01   No Participation by TRA Holder in the Corporation’s and the Company’s Tax Matters.
(a)   General Rule.   Except as otherwise provided in this Article V, the Corporation shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporation and the Company, including, without limitation, the preparation, filing and amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes.
(b)   Notification of TRA Representative.   The Corporation shall notify the TRA Representative of, and keep the TRA Representative reasonably informed with respect to, the portion of any audit of the Corporation and the Company by a Taxing Authority the outcome of which is reasonably expected to affect the TRA Holders’ rights and obligations under this Agreement.
Section 5.02   Consistency.   The Corporation and the TRA Holders agree to report and cause to be reported for all purposes, including U.S. federal, state, local and non-U.S. tax purposes and financial reporting purposes, all tax-related items (including without limitation the Basis Adjustment and each Tax Benefit Payment) in a manner consistent with that specified by the Corporation in any schedule provided by or on behalf of the Corporation under this Agreement unless the Corporation or a TRA Holder receives a written opinion from an Advisory Firm that reporting in such manner would reasonably be expected to result in an imposition of penalties pursuant to the Code. Any Dispute concerning such written opinion shall be subject to the Dispute Resolution Procedures set forth in Section 6.09.
Section 5.03   Cooperation.   Each TRA Holder shall (a) furnish to the Corporation in a timely manner such information, documents and other materials, not to include such TRA Holder’s personal Tax Returns, as the Corporation may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporation and its representatives to provide explanations of documents and materials and such other information as the Corporation or its representatives may reasonably request in connection with any of the matters described in clause (a) of this Section 5.03, and (c) reasonably cooperate in connection with any such matter. The Company shall reimburse each TRA Holder for any reasonable and documented third-party costs and expenses incurred by the TRA Holder in complying with this Section 5.03.
Section 5.04   Section 754 Election.   For the Taxable Year that includes the effective date of the Merger and each Taxable Year in which an Exchange occurs, the Corporation shall (i) ensure that the Company and each of its direct or indirect (through Subsidiaries that are classified as partnerships or disregarded entities for United States federal income tax purposes) Subsidiaries that is classified as a partnership for U.S. federal income Tax purposes shall have in effect an election pursuant to section 754 of the Code (and any similar provisions of applicable U.S. state or local law) and (ii) use commercially reasonable efforts to ensure that any entity in which the Company holds a direct or indirect (through entities that are classified as partnerships or disregarded entities for United States federal income tax purposes) interest that is classified as a partnership for U.S. federal income Tax purposes that is not a “Subsidiary” as defined in this Agreement will have in effect an election pursuant to section 754 of the Code (and any similar provisions of applicable U.S. state or local law).
Section 5.05   Available Cash.   The Corporation shall use reasonable best efforts to ensure that it has sufficient Available Cash to make all payments due under this Agreement, including using reasonable best efforts to cause the Company to make distributions to the Corporation to make such payments so long as such distributions do not violate (a) a prohibition, restriction or covenant under any credit agreement, loan agreement, note, indenture or other agreement governing indebtedness of the Company or any of its

Subsidiaries or the Corporation or (b) restrictions under applicable law. This Section 5.05 shall not require the Corporation to borrow or otherwise raise funds.
ARTICLE VI
MISCELLANEOUS
Section 6.01   Notices.   All notices, requests, claims, demands and other communications with respect to this Agreement shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by e-mail if sent on a Business Day (or otherwise on the next Business Day) or (b) on the first Business Day following the date of dispatch if delivered by a nationally recognized next-day courier service. All notices under this Agreement shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
if to the Corporation, to:
NuScale Power Corporation
6650 SW Redwood Lane
Suite 210
Portland, OR 97224
Attention: General Counsel
E-mail: generalcounsel@nuscalepower.com
with a copy to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Phone: +1.212.351.2340
Fax: +1.212.351.5220
Attention: Pamela Lawrence Endreny
E-mail: PEndreny@gibsondunn.com
Stoel Rives LLP
760 SW Ninth Ave, Suite 3000
Portland, OR 97205
Phone: +1.503.224.3380
Attention: Kevin Pearson
E-mail: kevin.pearson@stoel.com
if to the Company, to:
NuScale Power, LLC
6650 SW Redwood Lane
Suite 210
Portland, OR 97224
Attn: General Counsel
E-mail: generalcounsel@nuscalepower.com
with a copy to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Phone: +1.212.351.2340
Fax: +1.212.351.5220
Attention: Pamela Lawrence Endreny
E-mail: PEndreny@gibsondunn.com

Stoel Rives LLP
760 SW Ninth Ave, Suite 3000
Portland, OR 97205
Phone: +1.503.224.3380
Attention: Kevin Pearson
E-mail: kevin.pearson@stoel.com]
if to the TRA Representative, to:
Fluor Enterprises, Inc.
6700 Las Colinas Blvd.
Irving, TX 75039
Attention: Chief Legal Officer
Email: John.reynolds@fluor.com
if to the TRA Holder(s), to:
the address set forth for such TRA Holder in the records of the Company.
Any party may change its address by giving the other party written notice of its new address, fax number, or e-mail address in the manner set forth in this Section 6.01.
Section 6.02   Bank Account Information.   The Corporation may require each TRA Holder to provide its bank account information to facilitate wire transfers. The Corporation shall be entitled to rely on the bank account information provided by a TRA Holder absent actual knowledge that such bank account information is incorrect.
Section 6.03   Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed in two or more counterparts by manual, electronic or facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by electronic transmission or facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 6.04   Entire Agreement.   The provisions of this Agreement, the LLC Agreement, the Merger Agreement, and the other writings referred to in this Agreement or delivered pursuant to this Agreement which form a part of this Agreement contain the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior oral and written agreements and memoranda and undertakings among the parties to this Agreement with regard to such subject matter. Except as expressly provided herein, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party to this Agreement nor create or establish any third party beneficiary hereto.
Section 6.05   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the law of the state of Delaware (and, to the extent applicable, federal law), without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.
Section 6.06   Severability.   If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby. In addition, if any court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable as written, each Person party hereto shall take all necessary action to cause this Agreement to be amended so as to provide, to the maximum extent reasonably possible, that the purposes of the Agreement can be realized, and to modify this Agreement to the minimum extent reasonably possible.

Section 6.07   Assignment; Amendments; Waiver of Compliance; Successors and Assigns.
(a)   Assignment.   No TRA Holder may, directly or indirectly, assign or otherwise transfer its rights under this Agreement to any person without the express prior written consent of the Corporation, such consent not to be unreasonably withheld, conditioned, or delayed; provided, however, that, the Corporation may withhold, condition, or delay its consent in its sole discretion to any transfer by a TRA Holder (i) if the TRA Holder is an original signatory to this Agreement and that TRA Holder seeks to transfer a portion of its rights, in the aggregate, to more than three transferees, and (ii) if the TRA Holder is not an original signatory to this Agreement and that TRA Holder seeks to transfer less than all of its rights. Notwithstanding the provisions of the preceding sentence, to the extent Units are transferred in accordance with the terms of the LLC Agreement, the transferring TRA Holder may assign to the transferee all, but not less than all, of that TRA Holder’s rights under this Agreement with respect to such transferred Units, but only if such transferee executes and delivers a joinder to this Agreement agreeing to become a “TRA Holder” for all purposes of this Agreement (except as otherwise provided in such joinder), with such joinder being, in form and substance, reasonably satisfactory to the Corporation.
(b)   Amendments.
(i)   General Rule.   No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation, the Company and the TRA Holders who would be entitled to receive at least two-thirds of the Early Termination Payments payable to all TRA Holders (as determined by the Corporation) if the Corporation had exercised its right of early termination under Section 3.01(a) on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Holder pursuant to this Agreement since the date of such most recent Exchange). .
(ii)   Amendments with Disproportionate Adverse Effect.   Notwithstanding the provisions of Section 6.07(b)(i), if a proposed amendment would have a disproportionate adverse effect on the payments one or more TRA Holders will or may receive under this Agreement, such amendment shall not be effective without the written consent of at least two-thirds of the TRA Holders who would be disproportionately and adversely affected (with such two-thirds threshold being measured as set forth in Section 6.07(b)(i)).
(c)   Waiver of Compliance.   Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
(d)   Successors and Assigns.   Except as otherwise provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and permitted assigns of the parties hereto. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation, division, conversion or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.
Section 6.08   Titles and Subtitles.   The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.
Section 6.09   Dispute Resolution.
(a)   Disputes as to Interpretation and Calculations.   Any Dispute as to the interpretation of, or calculations required by, this Agreement shall be resolved by the Corporation acting reasonably and in good faith; provided, that such resolution shall reflect a reasonable interpretation of the provisions of this Agreement, consistent with the goal that the provisions of this Agreement result in the TRA

Holders receiving eighty-five percent (85%) of the Cumulative Net Realized Tax Benefit and the Additional Amount thereon.
(b)   Dispute Resolution; Arbitration.   If any dispute is not resolved in accordance with Section 6.09(a), the parties shall negotiate in good faith to resolve any dispute, controversy, or claim arising out of or in connection with this Agreement, or the interpretation, breach, termination or validity thereof (“Dispute”). To the extent any Dispute is not resolved through good faith negotiations between the Corporation and the TRA Representative, Disputes shall be finally resolved by arbitration before a panel of three independent tax lawyers at major law firms who are resident in New York, New York and are mutually acceptable to the parties (the “Arbitrators”). The Arbitrators, with the consent of the parties, may, or, at the direction of the parties, shall, delegate some or all of the issues under dispute (including Disputes under Section 1.03, Section 2.01(c), Article III, or Section 5.02) to a nationally recognized accounting firm selected by the Arbitrators and agreed to by the Corporation and the TRA Representative. Notwithstanding anything to the contrary in this Agreement, in any Dispute proceeding, the TRA Representative shall represent the interests of any TRA Holder(s) in any Dispute and no TRA Holder shall individually have the right to participate in any proceeding.
(c)   Selection of Arbitrators; Timing.   There shall be three Arbitrators who shall be appointed by the parties within 20 days of receipt by a party of a copy of the demand for arbitration. The Corporation shall appoint one arbitrator and the TRA Representative shall appoint one arbitrator (with the appointment being subject, in each case, to the reasonable objection of the other party), and the parties shall jointly appoint the third arbitrator. If any of the Arbitrators is not appointed within 20 days, and the parties have not agreed to extend the 20-day time period, such arbitrator shall be appointed by JAMS (formerly known as the Judicial Arbitration and Mediation Services, Inc.) in accordance with the listing, striking and ranking procedure in the JAMS Comprehensive Arbitration Rules and Procedures, with each party being given a limited number of strikes, except for cause. Any arbitrator appointed by JAMS shall be a retired judge or a practicing attorney with no less than fifteen years of experience with corporate and partnership tax matters and an experienced arbitrator. In rendering an award, the Arbitrators shall be required to follow the laws of the state of Delaware, notwithstanding any Delaware choice-of-law rules. The costs of arbitration shall be split equally between the parties participating in the arbitration.
(d)   Arbitration Award; Damages; Attorney Fees.   The arbitral award shall be in writing and shall state the findings of fact and conclusions of law on which it is based. The Arbitrators shall not be permitted to award punitive, non-economic, or any non-compensatory damages. The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues, or accounting presented to the Arbitrators. Judgment upon the award may be entered in any court having jurisdiction over any party or any of its assets. Any costs or fees (including all attorneys’ fees and expenses) incident to enforcing the award shall be charged against the party resisting such enforcement. Each party shall bear its own attorney’s fees incurred in the underlying arbitration.
(e)   Confidentiality.   All Disputes shall be resolved in a confidential manner. The Arbitrators shall agree to hold any information received during the arbitration in the strictest of confidence and shall not disclose to any non-party the existence, contents or results of the arbitration or any other information about such arbitration. The parties to the arbitration shall not disclose any information about the evidence adduced or the documents produced by the other party in the arbitration proceedings or about the existence, contents or results of the proceeding except as may be required by law, regulatory or governmental authority or as may be necessary in an action in aid of arbitration or for enforcement of an arbitral award. Before making any disclosure permitted by the preceding sentence (other than private disclosure to financial regulatory authorities), the party intending to make such disclosure shall use reasonable efforts to give the other party reasonable written notice of the intended disclosure and afford the other party a reasonable opportunity to protect its interests.
(f)   Discovery.   Barring extraordinary circumstances (as determined in the sole discretion of the Arbitrators), discovery shall be limited to pre-hearing disclosure of documents that each side shall present in support of its case, and non-privileged documents essential to a matter of import in the proceeding for which a party has demonstrated a substantial need. The parties agree that they shall produce to each other all such requested non-privileged documents, except documents objected to and with respect to which a ruling has been or shall be sought from the Arbitrators. The parties agree that information from the Corporate Tax Return (including by way of a redacted Corporate Tax Return) shall be sufficient, and that the Corporation shall not be compelled to produce any unredacted Tax Returns. There will be no depositions or live witness testimony.
Section 6.10   Indemnification of the TRA Representative.   The Corporation shall pay, or to the extent the TRA Representative pays, indemnify and reimburse, to the fullest extent permitted by applicable law, the TRA Representative for all costs and expenses, including legal and accounting fees (as such fees are incurred) and any other costs arising from claims in connection with the TRA Representative’s duties under this Agreement; provided, that the TRA Representative must have acted reasonably and in good faith in incurring such expenses and costs.
Section 6.11   Withholding.   The Corporation shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts, if any, as the Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so withheld and are (or, when due, will be) paid over to the appropriate Taxing Authority by the Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the TRA Holder. Each TRA Holder shall provide such necessary tax forms, in form and substance reasonably acceptable to the Corporation, as the Corporation may request from time to time. Before any withholding is made pursuant to this Section 6.11, the Corporation shall use commercially reasonable efforts to (a) notify a TRA Holder and (b) cooperate with such TRA Holder to avoid such withholding, unless the TRA Holder has failed to comply with the provisions of the preceding sentence.
Section 6.12   Confidentiality.
(a)   General Rule.   Each TRA Holder and assignee acknowledges and agrees that the information of the Corporation is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters or information of the Corporation, its Affiliates and successors and the other TRA Holders acquired pursuant to this Agreement, including marketing, investment, performance data, credit and financial information and other business affairs of the Corporation, its Affiliates and successors and the other TRA Holders.
(b)   Exceptions.   This Section 6.12 shall not apply to (i) any information that has been made publicly available by the Corporation or any of its Affiliates, becomes public knowledge (except as a result of an act of such TRA Holder in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information to the extent necessary for a TRA Holder to prepare and file his or her Tax Returns, to respond to any inquiries regarding such Tax Returns from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary in this Section 6.12, each TRA Holder and assignee (and each employee, representative or other agent of such TRA Holder or assignee, as applicable) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of (x) the Corporation, the Company, the TRA Holders and their Affiliates and (y) any of their transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Holders relating to such tax treatment and tax structure.
(c)   Enforcement.   If a TRA Holder or assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 6.12, the Corporation shall have the right and remedy to have the provisions of this Section 6.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporation or any of its Affiliates or the other TRA Holders and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 6.13   LLC Agreement.   For U.S. federal income Tax purposes, to the extent this Agreement imposes obligations upon the Company or a member of the Company, this Agreement shall be treated as part of the LLC Agreement as described in section 761(c) of the Code and sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.
Section 6.14   Joinder.   The Company shall have the power and authority (but not the obligation) to permit any Person who becomes a member of the Company to execute and deliver a joinder to this Agreement promptly upon acquisition of membership interests in the Company by such Person, and such Person shall be treated as a “TRA Holder” for all purposes of this Agreement.
Section 6.15   Survival.   If this Agreement is terminated pursuant to Article III, this Agreement shall become void and of no further force and effect, except for the provisions set forth in Section 6.05 (Governing Law), Section 6.09 (Dispute Resolution), Section 6.12 (Confidentiality), and this Section 6.15 (Survival).
ARTICLE VII
DEFINITIONS
As used in this Agreement, the terms set forth in this Article VII shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).
“Actual Tax Liability” is defined in Section 1.02.
“Additional Amount” for a given Taxable Year shall be the additional amount (calculated in the same manner as interest) payable on the Net Tax Benefit for such Taxable Year calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Tax Return with respect to Taxes for the most recently ended Taxable Year until the date on which the payment is required to be made. In the case of a Tax Benefit Payment made in respect of an Amended Schedule, the “Additional Amount” shall equal the additional amount (calculated in the same manner as interest) payable on the Net Tax Benefit for such Taxable Year calculated at the Agreed Rate from the date of such Amended Schedule becoming final in accordance with Section 1.03(b) until the date on which the payment is required to be made, reduced to account for any payment of Additional Amount made in respect of the original Tax Benefit Schedule. Except to the extent that it is treated as Imputed Interest, the Additional Amount shall be treated as additional consideration for Tax purposes.
“Adjusted Asset” means any asset with respect to which a Basis Adjustment is made.
“Advisory Firm” means any accounting firm or any law firm, in each case, that is nationally recognized as being expert in Tax matters and that is reasonably selected by the Board.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.
“Agreed Rate” means LIBOR plus 300 basis points.
“Agreement” is defined in the preamble of this Agreement.
“Amended Schedule” is defined in Section 1.03(c).
“Arbitrators” is defined in Section 6.09(b).
“Attributable” means the portion of any Tax Asset of the Corporation that is attributable to a TRA Holder and shall be determined by reference to the Tax Assets, under the following principles:
(i)   any Basis Adjustments shall be determined separately with respect to each Exchanging Member and are Attributable to each Exchanging Member in an amount equal to the total Basis Adjustments relating to Units Exchanged by such TRA Holder;
(ii)   any deduction to the Corporation with respect to a Taxable Year in respect of any payment (including amounts attributable to Imputed Interest) made under this Agreement is Attributable to the Person that is required to include such payment or Imputed Interest in income (without regard to whether such Person is actually subject to Tax thereon).

“Assumed SALT Liability” is defined in Section 1.02(d).
“Available Cash” means all cash and cash equivalents of the Corporation on hand, less (i) the amount of cash reserves reasonably established in good faith by the Corporation to provide for the proper conduct of business of the Corporation (including paying creditors) and (ii) any amount the Corporation cannot pay to a TRA Holder by reason of (A) a prohibition, restriction or covenant under any credit agreement, loan agreement, note, indenture or other agreement governing indebtedness of the Company or any of its Subsidiaries or the Corporation or (B) restrictions under applicable law.
“Basis Adjustment” means any adjustment under sections 732, 734(b), 743(b), or 1012 of the Code (as applicable) as a result of an Exchange by a TRA Holder.
“Beneficial Ownership” (including correlative terms) shall have the meaning ascribed to that term in Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
“Board” means the board of directors of the Corporation.
“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks located in New York City, New York are authorized or required to close.
“Change of Control” means the occurrence of any of the following events:
(a)   any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, or any successor provisions thereto, excluding any TRA Party or any group of TRA Parties, becomes the Beneficial Owner, directly or indirectly, of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation’s then outstanding voting securities; or
(b)   the following individuals cease for any reason to constitute a majority of the directors of the Corporation then serving: (i) individuals who, on the Merger Date, constitute the Board, and (ii) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation) whose appointment by the Board or nomination for election by the Corporation’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Merger Date or whose appointment or nomination for election was previously so approved or recommended by the directors referred to in this clause (ii); or
(c)   there is consummated a merger or consolidation of the Corporation or any direct or indirect Subsidiary of the Corporation with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, all of the Persons who were the respective Beneficial Owners of the voting securities of the Corporation immediately prior to such merger or consolidation do not Beneficially Own, directly or indirectly, more than fifty percent (50%) of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger or consolidation in substantially the same proportions as their Beneficial Ownership of such securities of the Corporation immediately before such transaction; or
(d)   the shareholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation, or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets, other than the sale or other disposition by the Corporation of all or substantially all of the Corporation’s assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Beneficially Owned by shareholders of the Corporation in substantially the same proportions as their Beneficial Ownership of such securities of the Corporation immediately before such sale.
“Class A Shares” is defined in the recitals of this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended, and any successor or replacement statute.

“Company” is defined in the preamble to this Agreement.
“Consolidated Group” is defined in Section 3.04(a).
“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
“Corporate Tax Return” means a Tax Return of the Corporation for income Taxes.
“Corporation” is defined in the preamble of this Agreement.
“Cumulative Net Realized Tax Benefit” for a Taxable Year means the excess, if any, of (a) the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation, including such Taxable Year, over (b) the cumulative amount of Realized Tax Detriments, if any, for the same periods. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.
“day” means a calendar day.
“Deemed Early Termination Event” is defined in Section 3.01(b)(i).
“Default Rate” means LIBOR plus 500 basis points.
“Determination” shall have the meaning ascribed to such term in section 1313(a) of the Code or similar provision of state or local tax law, as applicable, or any other event (including the execution of a Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.
“Dispute” is defined in Section 6.09(b).
“Dispute Resolution Procedures” is defined in Section 1.03(b).
“Early Termination Date” is defined in Section 3.02(a)(i).
“Early Termination Notice” is defined in Section 3.02(a)(i).
“Early Termination Payment” is defined in Section 3.03(a).
“Early Termination Rate” means the lesser of (i) 6.5% and (ii) LIBOR plus 400 basis points.
“Early Termination Schedule” is defined in Section 3.02(a)(i).
“Exchange” is defined in the recitals of this Agreement.
“Exchanging Member” means any TRA Holder that participates in an Exchange.
“Exchange Basis Schedule” is defined in Section 1.03(a)(i)(B), including any Amended Exchange Basis Schedule.
“Exchange Date” is the date of any Exchange.
“Hypothetical Tax Liability” means, with respect to any Taxable Year, the amount that would be the liability for income Taxes of the Corporation if such liability were calculated using the same methods, elections, conventions and similar practices used on the relevant Corporate Tax Return (and/or Tax Return of the Company), as determined in accordance with Section 1.02, except that all Tax Assets shall be disregarded. For the avoidance of doubt, the Assumed SALT Liability used to determine the Hypothetical Tax Liability shall be calculated by disregarding all Tax Assets.
“Imputed Interest” means any interest imputed under sections 1272, 1274, or 483 or other provision of the Code with respect to the Corporation’s payment obligations under this Agreement.
“LIBOR” means during any period, the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market or such other commercially available source providing quotations of such rates as may be designated by Corporation from time to time), or the rate which is quoted by another source selected by the Corporation as an authorized information vendor for the purpose of displaying rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, two (2) Business Days prior to the first day of such period as the London interbank offered rate for U.S. dollars having a borrowing date and a maturity comparable to such period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any LIBOR Alternate Source, a comparable replacement rate determined by the Corporation and the TRA Representative at such time, which determination shall be conclusive absent manifest error); provided, that at no time shall LIBOR be less than 0%. If the Corporation has made the determination (such determination to be conclusive absent manifest error) that (i) LIBOR is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars or (ii) the applicable supervisor or administrator (if any) of LIBOR has made a public statement identifying a specific date after which LIBOR shall no longer be used for determining interest rates for loans in the U.S. loan market in U.S. dollars, then the Corporation and the TRA Representative shall (as determined by the Corporation and the TRA Representative to be consistent with market practice generally), establish a replacement interest rate (the “Replacement Rate”), in which case, the Replacement Rate shall, subject to the next two sentences, replace LIBOR for all purposes under this Agreement. In connection with the establishment and application of the Replacement Rate, this Agreement shall be amended solely with the consent of the Corporation, the Company, and the TRA Representative, as may be necessary or appropriate, in the reasonable judgment of the Corporation and the TRA Representative, to effect the provisions of this section. The Replacement Rate shall be applied in a manner consistent with market practice; provided, that in each case, to the extent such market practice is not administratively feasible for the Corporation, such Replacement Rate shall be applied as otherwise reasonably determined by the Corporation and the TRA Representative.
“LLC Agreement” is defined in the recitals of this Agreement.
“Material Objection Notice” is defined in Section 3.02.
“Material Uncured Breach” means the occurrence of any of the following events:
(a)   the Corporation fails to make any payment required by this Agreement within 180 days after the due date for that payment (except for a failure to make any payment due pursuant to this Agreement as a result of a lack of Available Cash);
(b)   this Agreement is rejected in a case commenced under the Bankruptcy Code and the Corporation does not cure the rejection within 90 days after such rejection; or
(c)   the Corporation breaches any of its material obligations under this Agreement other than an event described in clause (a) or (b) with respect to one or more TRA Holders and the Corporation does not cure such breach within 90 days after receipt of notice of such breach from such TRA Holder(s).
“Merger” is defined in the recitals of this Agreement.
“Merger Agreement” is defined in the recitals of this Agreement.
“Merger Date” means the date of the Merger.
“Merger Sub” is defined in the recitals of this Agreement.
“Net Tax Benefit” means, for each Taxable Year, the amount equal to the excess, if any, of eighty-five percent (85%) of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the total amount of payments previously made under Section 2.01, excluding payments attributable to any Additional Amount.
“Objection Notice” is defined in Section 1.03(a).
“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity, or other entity.
“Realized Tax Benefit” is defined in Section 1.01

“Realized Tax Detriment” is defined in Section 1.01.
“Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise Controls more than 50% of the voting shares or other similar interests or the sole general partner interest or managing member or similar interest of such Person.
“Tax Assets” means, without duplication, (a) the Basis Adjustments, (b) Imputed Interest, and (c) any other item of loss, deduction or credit, including carrybacks and carryforwards, attributable to any item described in clauses (a) and (b) of this definition.
“Tax Benefit Items” means
(d)   a deduction to the Corporation for depreciation arising in respect of one or more Basis Adjustments;
(e)   a reduction in gain or increase in loss to the Corporation upon the disposition of an Adjusted Asset that arises in respect of one or more Basis Adjustments;
(f)   a deduction to the Corporation of Imputed Interest that arises in respect of payments under this Agreement made to a TRA Holder; or
any other item of loss, deduction or credit, including carrybacks and carryforwards, attributable to any item described in clauses (a)  – (c) of this definition.
“Tax Benefit Payment” means, for each Taxable Year, an amount, not less than zero, equal to the sum of the Net Tax Benefit and the Additional Amount.
“Tax Benefit Schedule” is defined in Section 1.03(a)(ii), including any Amended Tax Benefit Schedule.
“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.
“Taxable Year” means, for the Corporation or the Company, as the case may be, a taxable year as defined in section 441(b) of the Code or comparable section of state or local tax law, as applicable, ending on or after the closing date of the Merger.
“Taxes” means any and all U.S. federal, state, and local taxes, assessments, or similar charges that are based on or measured with respect to net income or profits (including any franchise taxes based on or measured with respect to net income or profits), and any interest, penalties, or additions related to such amounts imposed in respect thereof under applicable law.
“Taxes of the Corporation” means the Taxes of the Corporation and/or the Company, but only with respect to Taxes imposed on the Company and allocable to the Corporation for such Taxable Year.
“Taxing Authority” means any U.S. federal, national, state, county, or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.
“TRA Holder” means any Person (other than the Corporation, its Subsidiaries, and the TRA Representative, solely in their capacity as TRA Representative) that is a party to this Agreement.
“TRA Party” means the Corporation, the Company, each of the TRA Holders, the TRA Representative, and any person who becomes a party to this Agreement from time to time.
“TRA Representative” means Fluor Enterprises, Inc. or, if Fluor Enterprises, Inc. is unable or unwilling to serve as the TRA Representative, the person designated by it from time to time to serve as the TRA Representative.
“Treasury Regulations” means the final, temporary, and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Units” is defined in the recitals of this Agreement.
“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that
(a)   in each Taxable Year ending on or after such Early Termination Date, the Corporation will have sufficient taxable income such that the Corporation would be obligated to make a Tax Benefit Payment in respect of all available Tax Assets in such Taxable Year;
(b)   any NOLs and items of loss, deduction, or credit generated by a Basis Adjustment or Imputed Interest arising in a Taxable Year preceding the Taxable Year that includes an Early Termination Date will be used by the Corporation ratably from such Taxable Year through (i) the scheduled expiration of such Tax item or (ii) if there is no such scheduled expiration date, 15 years (provided that in any year in which the Corporation is unable to use the full amount of an NOL because of section 382 of the Code (or any successor provision or other similar limitation) that it otherwise would be deemed to use under this clause (b), the amount deemed to be used for purposes of this clause (b) shall equal the amount permitted to be used in such year under section 382 of the Code);
(c)   if, at the Early Termination Date, there are Exchangeable Units (as defined in the LLC Agreement) that have not been Exchanged, then each such Unit shall be deemed to be Exchanged for the Exchange Consideration as defined in the LLC Agreement on the Early Termination Date;
(d)   any non-amortizable assets are deemed to be disposed of in a fully taxable transaction for U.S. federal income Tax purposes on the fifteenth anniversary of the earlier of the Basis Adjustment and the Early Termination Date; and
(e)   the federal income tax rates and state and local income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, taking into account any scheduled or imminent tax rate increases. For the avoidance of doubt, an “imminent” tax rate increase is one for which both the amount and the effective time can be determined with reasonable accuracy.
[Signature page follows]

In witness whereof, the undersigned have executed this Agreement as of the date first set forth above.
THE CORPORATION
NuScale Power Corporation
By:

Name: [•]
Title: [•]
THE COMPANY
NuScale Power, LLC
By:

Name: [•]
Title: [•]
[Signature Page to Tax Receivable Agreement]

TRA HOLDERS
By:

Name: [•]
Title: [•]
By:

Name: [•]
Title: [•]
By:

Name: [•]
Title: [•]
TRA REPRESENTATIVE
Fluor Enterprises, Inc.
By:

Name: [•]
Title: [•]
[Signature Page to Tax Receivable Agreement]

Annex K
SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
NUSCALE POWER, LLC
An Oregon limited liability company
dated as of [•], 2022

THE LIMITED LIABILITY COMPANY INTERESTS IN NUSCALE POWER, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND HAVE BEEN OR ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE COMPANY AND THE APPLICABLE MEMBER. THE LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE COMPANY AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF NUSCALE POWER, LLC
THIS SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of NUSCALE POWER, LLC, an Oregon limited liability company (the “Company”), dated as of [•], 2022, is entered into by and among the Members that are party hereto, NUSCALE POWER CORPORATION, a Delaware corporation (the “Manager”), and each other Person as may become a Member from time to time, pursuant to the provisions of this Agreement.
WHEREAS, the Company’s current operating agreement is the Fifth Amended and Restated Operating Agreement, dated April 1, 2021 (the “Fifth Operating Agreement”);
WHEREAS, as set forth in the Agreement and Plan of Merger, by and among the Company, the Manager, and Spring Valley Merger Sub, LLC, dated December 13, 2021 (as further amended or modified in whole or in part from time to time in accordance with such agreement, the “Merger Agreement”), in the Merger (as defined in this Agreement), the Fifth Operating Agreement is amended and restated in its entirety by this Agreement, with this Agreement superseding and replacing the Fifth Operating Agreement in its entirety; and
WHEREAS, immediately upon the effectiveness of this Agreement and without any action required on part of the Company or any Member, the Recapitalization (as defined in this Agreement) occurs.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I
GENERAL PROVISIONS
Section 1.1   Organization.   The Company has been organized as an Oregon limited liability company by the filing of the Articles of Conversion and the Articles of Organization, pursuant to the OBCA and the Act on September 30, 2011.
Section 1.2   Name.   The name of the Company is “NuScale Power, LLC.” The Company may also conduct business at the same time under one or more fictitious names if the Manager determines that such is in the best interests of the Company. The Company may change its name, from time to time, in accordance with Law.
Section 1.3   Principal Place of Business; Other Places of Business.   The principal business office of the Company shall be in Portland, Oregon or such other location as may be designated by the Manager from time to time. The Company may maintain offices and places of business at such other place or places within or outside the State of Oregon as the Manager deems advisable.
Section 1.4   Designated Agent for Service of Process.   So long as required by the Act, the Company shall continuously maintain a registered office and a designated and duly qualified agent for service of process on the Company in the State of Oregon. The address of the registered office of the Company in the State of Oregon is 8130 SW Beaverton-Hillsdale Hwy., Portland, Oregon 97225. The Company’s registered agent for service of process at such address is Registered Agent Solutions, Inc.
Section 1.5   Term.   The term of the Company shall be perpetual unless and until the Company is dissolved in accordance with the Act or this Agreement. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until its termination pursuant to this Agreement or as otherwise provided in the Act.
Section 1.6   No State Law Partnership.   The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be an agent, partner or joint venturer of any other Member, for any purposes other than for U.S. federal, state, and local tax purposes, and this Agreement shall not be construed to suggest otherwise. Each Member hereby acknowledges and agrees that, except as expressly provided herein, in performing its obligations or exercising its rights under this Agreement, it is acting independently and is not acting in concert with, on behalf of, as agent for, or as joint venturer of, any other Member. Other than in respect of the Company, nothing contained in this Agreement shall be construed as creating a corporation, association, joint stock company, business trust, or organized group of Persons, whether incorporated or not, among or involving any Member or its Affiliates, and nothing in this Agreement shall be construed as creating or requiring any continuing relationship or commitment as between such parties other than as specifically set forth in this Agreement.
Section 1.7   Business Purpose.   The purpose of the Company is to carry on any and all lawful businesses and activities permitted from time to time under the Act. On the terms and subject to the conditions of this Agreement, the Company is authorized to enter into, make and perform all contracts and other undertakings, and engage in all other activities and transactions as the Manager may deem necessary, advisable or convenient for carrying out the purposes of the Company.
Section 1.8   Powers.   Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act, any other Law, or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purposes of the Company set forth in Section 1.7.
Section 1.9   Certificates; Filings.   The Articles of Conversion and Articles of Organization were previously filed on behalf of the Company in the office of the Secretary of State of the State of Oregon as required by the OBCA and the Act. The Manager shall take any and all other actions reasonably necessary to maintain the status of the Company under the Laws of the State of Oregon or any other state in which the Company shall do business. If requested by the Manager, the Members shall promptly execute all certificates and other documents consistent with the terms of this Agreement necessary for the Manager to accomplish all filing, recording, publishing, and other acts as may be appropriate to comply with all requirements for (a) the formation and operation of a limited liability company under the Laws of the State of Oregon, (b) if the Manager deems it advisable, the operation of the Company as a limited liability company, in all jurisdictions in which the Company proposes to operate, and (c) all other filings required (or determined by the Manager to be necessary or appropriate) to be made by the Company.
Section 1.10   Representations and Warranties by the Members.
(a)   Individual-Member-Specific Representations.   Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or a Substituted Member) that is an individual represents and warrants to, and covenants with, each other Member that (i) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement to be performed by such Member will not result in a breach or violation of, or a default under, any material agreement by which such Member or any of such Member’s property is bound, or any statute, regulation, order or other Law to which such Member is subject and (ii) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms, except (A) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (B) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.
(b)   Non-Individual-Member-Specific Representations.   Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or a Substituted Member) that is not an individual represents and warrants to, and covenants with, each other Member that (i) the execution of this Agreement and all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including that of its general partner(s), managing member(s), committee(s), trustee(s), beneficiaries, directors and/or stockholder(s) (as the case may be) as required, (ii) the execution of this Agreement and consummation of such transactions will not result in a breach or violation of, or a default under, its partnership or operating agreement, trust agreement, charter or bylaws (as the case may be), any material agreement by which such Member or any of such Member’s properties or any of its partners, members, beneficiaries, trustees or stockholders (as the case may be) is or are bound, or any statute, regulation, order or other Law to which such Member or any of its partners, members, trustees, beneficiaries or stockholders (as the case may be) is or are subject, and (iii) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms, except (A) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (B) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.
(c)   Securities Laws.   Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or Substituted Member) represents and warrants that it has acquired and continues to hold its interest in the Company for its own account for investment purposes only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, and not with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Member further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, and that it has a sufficiently high net worth that it does not anticipate a need for the funds that it has invested in the Company in what it understands to be a speculative and illiquid investment.
(d)   Survival of Representations and Warranties.   The representations and warranties contained in Sections 1.10(a), 1.10(b), and 1.10(c) shall survive the execution and delivery of this Agreement by each Member (and, in the case of an Additional Member or a Substituted Member, the admission of such Additional Member or Substituted Member as a Member in the Company), and the dissolution, liquidation, and termination of the Company.
(e)   No Representations as to Performance.   Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or Substituted Member) hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Company or the Manager have been made by the Company or any Member or any employee or representative or Affiliate of the Company or any Member, and that projections and any other information, including financial and descriptive information and documentation, that may have been in any manner submitted to such Member shall not constitute any representation or warranty of any kind or nature, express or implied.
(f)   Modification of Representations and Warranties.   The Manager may permit the modification of any of the representations and warranties contained in Sections 1.10(a), 1.10(b), and 1.10(c), as applicable, to any Member (including any Additional Member or Substituted Member or any transferee of either); provided, that such representations and warranties, as modified, shall be set forth in either (i) a Unit Designation applicable to the Units held by such Member or (ii) a separate writing addressed to the Company.
ARTICLE II
UNITS; CAPITAL CONTRIBUTIONS
Section 2.1   Units.
(a)   Generally.   The interests of the Members in the Company are divided into, and represented by, the Units, each having the rights and obligations specified in this Agreement.
(b)   Classes.   The Units are initially divided into:
(i)   “Class A Units,” which are issuable solely to the Manager and such other persons as the Manager shall determine;
(ii)   “Class B Units,” which are issuable to the Members as set forth on the Register and as otherwise provided in this Agreement; and
(iii)   Other Classes of Units.   The Company may issue additional Units or create additional classes, series, subclasses, or sub-series of Units in accordance with this Agreement.
(c)   Recapitalization.   Immediately upon the effectiveness of this Agreement and without any action required on the part of the Company or any Member, (i) each Series A Preferred Unit, Series A-1 Preferred

Unit, Series A-2 Preferred Unit, Series A-3 Preferred Unit, Series A-4 Preferred Unit, Series A-5 Preferred Unit and Common Unit (each, as defined in the Fifth Operating Agreement) of the Company issued and outstanding immediately prior to the effective time of this Agreement shall be re-classified into 1.5818, 1.5818, 1.5636, 1.5576, 1.5818, 1.6303, and 1.00, Common Units of the Company, respectively, and immediately after such re-classification (ii) each Common Unit issued and outstanding immediately prior to the Effective Time (including each Common Unit issued pursuant to the immediately preceding clause (i)) shall be re-classified into a number of Class B Units equal to the Exchange Ratio (as defined in the Merger Agreement) (collectively, the “Recapitalization”).
Section 2.2   Capital Contributions of the Members; No Deficit Restoration Obligation.
(a)   Capital Contributions.   The Members made, shall be treated as having made, or have agreed to make, Capital Contributions to the Company and were issued the Units indicated on the Register. Except as provided by Law or in this Agreement, the Members shall have no obligation or, except as otherwise provided in this Agreement or with the prior written consent of the Manager, right to make any other Capital Contributions or any loans to the Company.
(b)   No Deficit Restoration Obligation.   No Member shall have an obligation to make any contribution to the capital of the Company as the result of a deficit balance in its Capital Account, and any such deficit shall not be considered a Debt owed to the Company or to any other Person for any purpose whatsoever.
Section 2.3   No Interest; No Return.   No Member shall be entitled to interest on its Capital Contribution or on such Member’s Capital Account balance. Except as provided by this Agreement, any Unit Designation, or by Law, no Member shall have any right to demand or receive a withdrawal or the return of its Capital Contribution from the Company. Except to the extent provided in this Agreement or in any Unit Designation, no Member shall have priority over any other Member as to distributions or the return of Capital Contributions.
Section 2.4   Issuances of Additional Units.   Subject to the rights of any Member set forth in a Unit Designation:
(a)   General.   The Company may issue additional Units for any Company purpose at any time or from time to time to the Members (including, subject to Section 2.4(b), the Manager) or any other Person and may admit any such Person as an Additional Member for such consideration and on such terms and conditions as shall be established by the Company. Any additional Units may be issued in one or more classes or one or more series of any of such classes with such designations, preferences, conversion or other rights, voting powers, restrictions, rights to distributions, qualifications and terms and conditions of redemption (including rights that may be senior or otherwise entitled to preference over existing Units) as shall be determined by the Company (each, a “Unit Designation”). Upon the issuance of any additional Unit, the Manager shall amend the Register and the books and records of the Company as appropriate to reflect such issuance. Except to the extent specifically set forth in any Unit Designation, a Unit of any class or series other than a Common Unit shall not entitle the holder thereof to vote on, or consent to, any matter.
(b)   Issuances to the Manager.   No additional Units shall be issued to the Manager unless at least one of the following conditions is satisfied:
(i)   The additional Units are issued to all Members holding Common Units in proportion to their respective Percentage Interests in the Common Units;
(ii)   The additional Units are (x) Class A Units issued in connection with an issuance of Class A Common Stock or issued with appropriate adjustments to the Exchange Rate in accordance with Section 11.4, or (y) Equivalent Units (other than Common Units) issued in connection with an issuance of Preferred Stock, New Securities, or other interests in the Manager (other than Common Stock), and, in each case, the Manager contributes to the Company the net proceeds received in connection with the issuance of such Class A Common Stock, Preferred Stock, New Securities, or other interests in the Manager;
(iii)   There is a recapitalization of the Capital Stock of the Manager, including any stock split, stock dividend, reclassification or similar transaction;

(iv)   The additional Units are issued upon the conversion, redemption or exchange of Debt, Units or other securities issued by the Company and held by the Manager; or
(v)   The additional Units are issued in accordance with the express terms of Section 2.5(g) or any of the other provisions of this Article II (other than Section 2.4(a)).
(c)   Issuances of Class B Units.   No additional Class B Units shall be issued except in the event of a recapitalization of the Capital Stock of the Manager, including any stock split, stock dividend, reclassification or similar transaction.
(d)   No Preemptive Rights.   Except as expressly provided in this Agreement or in any Unit Designation, no Person shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Unit.
Section 2.5   Additional Funds and Additional Capital Contributions
(a)   General.   The Company may, at any time and from time to time, determine that it requires additional funds (“Additional Funds”) for the acquisition or development of additional Assets, for the redemption of Units, or for such other purposes as the Company may determine. Additional Funds may be obtained by the Company in any manner provided in, and in accordance with, the terms of this Section 2.5 without the approval of any Member or any other Person.
(b)   Additional Capital Contributions.   The Company may obtain any Additional Funds by accepting Capital Contributions from any Members or other Persons. In connection with any such Capital Contribution, the Company is hereby authorized from time to time to issue additional Units (as set forth in Section 2.4) in consideration for such Capital Contribution.
(c)   Loans by Third Parties.   The Company may obtain any Additional Funds by incurring Debt payable to any Person upon such terms as the Company determines appropriate, including making such Debt convertible, redeemable, or exchangeable for Units; provided, however, that the Company shall not incur any such Debt if any Member would be personally liable for the repayment of all or any portion of such Debt unless that Member otherwise agrees in writing.
(d)   Issuance of Securities by the Manager.
(i)   Unless otherwise agreed to by the Members, after the completion of the SPAC Transaction, except in the case of a Liquidity Offering for purposes of a Cash Settlement, the Manager shall not issue any additional Capital Stock or New Securities unless the Manager contributes the net proceeds received from the issuance of such additional Capital Stock or New Securities (as the case may be) and from the exercise of the rights contained in any such additional Capital Stock or New Securities to the Company in exchange for (i) in the case of an issuance of Class A Common Stock, Class A Units, (ii) in the case of an issuance of Class B Common Stock, Class B Units, or (iii) in the case of an issuance of Preferred Stock or New Securities, Equivalent Units. If at any time any Preferred Stock or New Securities are issued that are convertible into or exercisable for Class A Common Stock or another security of the Manager, then upon any such conversion or exercise, the corresponding Equivalent Unit shall be similarly converted or exercised, as applicable, and an equal number of Class A Units or other Equivalent Units shall be issued to the Manager. It is the intent of the parties that the Manager will always own Units equivalent in number and rights to its outstanding Capital Stock (other than Class B Units, which shall be equivalent in number, but not rights, to its outstanding Class B Common Stock), except as provided pursuant to Section 11.4, and the parties hereby acknowledge that the Manager may make reasonable adjustments to its own capitalization, subject to applicable Law and the terms of any such outstanding Capital Stock, in order to effect such parity.
(ii)   New Securities that are derivative securities issued under any Incentive Compensation Plan of the Manager shall not require issuance of Equivalent Units by the Company until such time as such derivative securities are exercised for Capital Stock of the Manager.
(e)   Reimbursement of Issuance Expenses.   If the Manager issues additional Capital Stock or New Securities and contributes the net proceeds (after deduction of any underwriters’ discounts and commissions)

received from such issuance to the Company pursuant to Section 2.5(d), the Company shall reimburse or assume (on an after-tax basis) the Manager’s expenses associated with such issuance.
(f)   Repurchase or Redemption of Capital Stock.   If any shares of Capital Stock, or New Securities are repurchased, redeemed or otherwise retired (whether by exercise of a put or call, automatically or by means of another arrangement) by the Manager, then the Manager shall cause the Company, immediately before such repurchase, redemption or retirement of such Capital Stock or New Securities, to redeem, repurchase or otherwise retire a corresponding number of Class A Units, Class B Units, or Equivalent Units held by the Manager, upon the same terms and for the same consideration as the Capital Stock or New Securities to be repurchased, redeemed, or retired.
(g)   Reinvestment of Excess Tax Distributions.   Notwithstanding anything to the contrary in this Agreement, if the Manager (i) receives Tax Distributions in an amount in excess of the amount necessary to enable the Manager to meet or pay its U.S. federal, state and local Tax obligations, its obligations under the Tax Receivable Agreement, and any other operating expenses or (ii) holds any other excess cash amount, the Manager may, in its sole discretion, (A) distribute such excess cash amount to its shareholders or (B) contribute such excess cash amount to the Company in exchange for a number of Units or other equity securities of the Company determined in its sole discretion based on the Fair Market Value of such Units or securities, and in such case, the Manager may distribute to the holders of Class A Common Stock an amount of shares of Class A Common Stock (if the Company issues Units to the Manager) or such other equity securities of the Manager (if the Company issues equity securities of the Company other than Units) corresponding to the Class A Common Stock or equity securities issued by the Company and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Class A Common Stock or equity securities of the Company that were issued to the Manager.
ARTICLE III
DISTRIBUTIONS
Section 3.1   Distributions Generally.
(a)   Except as otherwise provided in this Article III and subject to the terms of any Unit Designation, the Company shall distribute an amount of Available Cash if, when, and as determined by the Manager to the Members pro rata in accordance with the number of their Units.
Section 3.2   Tax Distributions.
(a)   Generally.   If the amount distributed to a Member pursuant to Section 3.1 in respect of a Fiscal Year is less than that Member’s Assumed Tax Liability, the Company shall distribute an amount of Available Cash to the Members such that each Member receives distributions of Available Cash in respect of each Fiscal Year in an amount at least equal to the Member’s Assumed Tax Liability for such Fiscal Year (each such distribution, a “Tax Distribution”). Any Tax Distribution made to a Member shall reduce future amounts otherwise distributable to such Member under Section 3.1 or Section 9.3(a). Except as provided in Section 3.2(d) and subject to any Unit Designation, all Tax Distributions shall be made pro rata in accordance with Units.
(b)   Calculation of Assumed Tax Liability. For purposes of calculating the amount of each Member’s Tax Distributions under Section 3.2(a), a Member’s “Assumed Tax Liability” means an amount equal to the product of:
(i)   the sum of (A) the net taxable income and gain allocated to that Member from the Company for U.S. federal income tax purposes in the Fiscal Year and (B) to the extent (x) determined by the Company in its sole discretion and (y) attributable to the Company, the amount the Member is required to include in income by reason of Code sections 707(c) (but not including guaranteed payments for services within the meaning of Code section 707(c)), 951(a), and 951A(a); multiplied by
(ii)   unless otherwise determined by the Company, the highest combined effective U.S. federal, state, and local marginal rate of tax applicable to an individual resident in Portland, Oregon, San

Francisco, California or New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income) for the Fiscal Year (such tax rate, the “Assumed Tax Rate”).
The calculation required by this Section 3.2(b) shall be made by (i) taking into account (x) the character of the income or gain and (y) any limitations on the use of deductions or credits allocable with respect to the Fiscal Year and (ii) disregarding the effect of any special basis adjustments resulting from any election under Section 754 of the Code, including adjustments under Code section 732, 734(b) or 743(b). In addition, the Company shall adjust a Member’s Assumed Tax Liability to the extent the Company reasonably determines is necessary or appropriate as a result of any differences between U.S. federal income tax law and the tax laws of other jurisdictions in which the Company has a taxable presence. The Company shall calculate the amount of any increase described in the preceding sentence by applying the principles of Section 3.2(b)(i) and (ii) replacing the words “U.S. federal” with a reference to the applicable jurisdiction.
(c)   Timing of Tax Distributions.   If reasonably practicable, the Company shall make distributions of the estimated Tax Distributions in respect of a Fiscal Year on a quarterly basis to facilitate the payment of quarterly estimated income taxes, taking into account amounts previously distributed by reason of this Section 3.2. Not later than sixty (60) Business Days after the end of the Fiscal Year, the Company shall make a final Tax Distribution in an amount sufficient to fulfill the Company’s obligations under Section 3.2(a).
(d)   Impact of Insufficient Available Cash.   If the amount of estimated or final Tax Distributions to be made exceeds the amount of the Available Cash, the Tax Distribution to which each Member is entitled shall be reduced in accordance with the provisions of this Section 3.2(d) (the amount of the reduction in each Member’s share, the “Tax Distribution Shortfall Amount”), and Available Cash shall be distributed in the following order of priority:
(i)   First, to the Manager in an amount equal to the full amount of its Tax Distribution, but calculated by substituting the words “a corporation doing business” for “an individual resident” in the definition of “Assumed Tax Rate”;
(ii)   Second, to the Members other than the Manager pro rata in accordance with their Units in an amount such that each such Member has received distributions pursuant to this Section 3.2(d)(ii) that is not less than their Assumed Tax Liability (calculated by substituting the words “a corporation doing business” for “an individual resident” in the definition of “Assumed Tax Rate”); and
(iii)   Third, to the Members (including the Manager) pro rata in accordance with their Units until each Member has received the full amount of its Tax Distribution calculated in accordance with Section 3.2(b).
Any Tax Distribution Shortfall Amounts will be carried forward to subsequent Fiscal Years and will be distributed when and to the extent that the Company has sufficient Available Cash. The distribution of any Tax Distribution Shortfall Amounts to a Member shall for all purposes of this Agreement be a Tax Distribution and shall reduce future amounts otherwise distributable to such Member under Section 3.1 or Section 9.3(a).
(e)   No Tax Distributions on Liquidation.   No Tax Distributions shall be made in connection with a Liquidating Event or the liquidation of a Member’s Units in the Company.
Section 3.3   Distributions in Kind.   No Member may demand to receive property other than cash as provided in this Agreement. The Company may make a distribution in kind of Assets to the Members, and if a distribution is made both in cash and in kind, such distribution shall be made so that, to the fullest extent practical, the percentage of the cash and any other Assets distributed to each Member entitled to such distribution is identical.
Section 3.4   Distributions to Reflect Additional Units.   If the Company issues additional Units pursuant to the provisions of Article II, subject to the provisions of any Unit Designation, the Manager is authorized to make such revisions to this Article III and to Annex C as it determines are reasonably necessary or desirable to reflect the issuance of such additional Units, including making preferential distributions to certain classes of Units.

Section 3.5   Other Distribution Rules.
(a)   Transfers.   From and after the Transfer of a Unit, for purposes of determining the rights to distributions (including Tax Distributions) under this Agreement, distributions (including Tax Distributions) made to the transferor Member, along with any withholding or deduction in respect of any such distribution, shall be treated as having been made to the transferee unless otherwise determined by the Company.
(b)   Record Date for Distributions.   The Company may designate a Record Date for purposes of calculating and giving effect to distributions. All distributions shall be made to the holders of record as of the applicable Record Date.
(c)   Over-Distributions.   If the amount of any distribution to a Member under the Agreement exceeds the amount to which the Member in entitled (e.g., by reason of an accounting error), the Member shall, upon written notice of the over-distribution delivered to the Member within one year of the over-distribution, promptly return the amount of such over-distribution to the Company.
(d)   Reimbursements of Preformation Capital Expenditures.   To the extent a distribution (or deemed distribution resulting from a reduction in a Member’s share of Company liabilities for federal tax purposes) otherwise would be treated as proceeds in a sale under Code section 707(a)(2)(B), the Members intend such actual or deemed distribution to reimburse preformation capital expenditures under Treas. Reg. § 1.707-4(d) to the maximum extent permitted by Law.
(e)   Limitation on Distributions.   Notwithstanding any provision of this Agreement to the contrary, the Company shall not make a distribution to any Member to the extent such distribution would violate the Act or other Law or would result in the Company or any of its Subsidiaries being in default under any material agreement.
ARTICLE IV
MANAGEMENT AND OPERATIONS
Section 4.1   Management.
(a)   Authority of Manager.
(i)   Except as otherwise provided in this Agreement, the Manager shall have full, exclusive, and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company, as the Manager deems necessary or appropriate to accomplish the purposes and direct the affairs of the Company. Without limiting the generality of the preceding sentence and subject to Section 4.1, the Manager may cause the Company, without the consent or approval of any other Member, to enter into any of the following in one or a series of related transactions: (i) any merger, (ii) any acquisition, (iii) any consolidation, (iv) any sale, lease or other transfer or conveyance of Assets, (v) any recapitalization or reorganization of outstanding securities, (vi) any merger, sale, lease, spin-off, exchange, transfer or other disposition of a Subsidiary, division or other business, (vii) any issuance of Debt or equity securities (subject to any limitations expressly provided for in this Agreement), or (viii) any incurrence of Debt.
(ii)   The Manager shall have the exclusive power and authority to bind the Company and shall be an agent of the Company’s business. The actions of the Manager taken in such capacity and in accordance with this Agreement shall bind the Company. Except to the extent expressly delegated in writing by the Manager, no Member or Person other than the Manager shall be an agent for the Company or have any right, power or authority to transact any business in the name of the Company or act for or on behalf of or to bind the Company.
(iii)   Subject to the rights of any Member set forth in Section 4.1(f), any determinations to be made by the Company pursuant to this Agreement shall be made by the Manager, and such determinations shall be final, conclusive and binding upon the Company and every Member.
(iv)   The Manager shall constitute a “manager” (as that term is defined in the Act) of the Company.

(v)   The Manager may not be removed by the Members, with or without cause, except with the consent of the Manager.
(b)   Appointment of Officers.   The Manager may, from time to time, appoint such officers and establish such management and/or advisory boards or committees of the Company as the Manager deems necessary or advisable, each of which shall have such powers, authority, and responsibilities as are delegated in writing by the Manager from time to time. Each such officer and/or board or committee member shall serve at the pleasure of the Manager. The initial Officers of the Company are set forth on Annex D attached to this Agreement.
(c)   No Participation by Members.   Except as otherwise expressly provided in this Agreement or required by any non-waivable provision of the Act or other Law and subject to Section 4.1, no Member (acting in such capacity) shall (x) have any right to vote on or consent to any other matter, act, decision or document involving the Company or its business or any other matter, or (y) take part in the day-to-day management, or the operation or control, of the business and affairs of the Company. No Member, as such, shall have the power to bind the Company.
(d)   Bankruptcy.   Only the Manager may commence a voluntary case on behalf of, or an involuntary case against, the Company under a chapter of Title 11 U.S.C. by the filing of a “petition” (as defined in 11 U.S.C. 101(42)) with the United States Bankruptcy Court. Any such petition filed by any other Member, to the fullest extent permitted by Law, shall be deemed an unauthorized and bad faith filing, and all parties to this Agreement shall use their best efforts to cause such petition to be dismissed.
(e)   Amendment of Agreement.   All amendments to this Agreement must be approved by the Manager. Subject to the rights of any Member set forth in a Unit Designation and Section 4.1(f) and Section 4.1(g), the Manager shall have the power, without the consent or approval of any Member, to amend this Agreement as may be required to facilitate or implement any of the following purposes:
(i)   To add to the obligations of the Manager or surrender any right or power granted to the Manager or any Affiliate of the Manager for the benefit of the Members;
(ii)   To reflect a change that is of an inconsequential nature or does not adversely affect the Members in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with Law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with Law or with the provisions of this Agreement;
(iii)   To satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency, or in federal or state Law;
(iv)   To reflect the admission, substitution, or withdrawal of Members, the Transfer of any Units, the issuance of additional Units, or the termination of the Company in accordance with this Agreement, and to amend the Register in connection with such admission, substitution, withdrawal, or Transfer;
(v)   To set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional Units issued pursuant to Article II;
(vi)   If the Company is the Surviving Company in any Termination Transaction, to modify Section 11.1 or any related definitions to provide the holders of interests in the Surviving Company rights that are consistent with Section 7.7(b)(iii); and
(vii)   To reflect any other modification to this Agreement as is reasonably necessary or appropriate for the business or operations of the Company or the Manager and that does not violate a Unit Designation, Section 4.1(f), or Section 4.1(g).
(f)   Certain Amendments and Actions Requiring Member Consent.
(i)   Notwithstanding anything in Section 4.1(e) or Article X to the contrary, this Agreement shall not be amended, and no action may be taken by the Manager or the Company without the consent of any Member holding Common Units that would be adversely affected by such amendment or action. Without limiting the generality of the preceding sentence, for purposes of this Section 4.1(f)(i), the Members holding Common Units will be deemed to be adversely affected by an amendment or action that would (A) adversely alter the rights of any Member to receive the distributions to which such Member is entitled pursuant to Article III or Section 9.3(a)(iii), (B) convert the Company into a corporation or cause the Company to be classified as a corporation for federal income tax purposes (other than in connection with a Termination Transaction), or (C) amend this Section 4.1(f)(i). Notwithstanding the provisions of the preceding two sentences of this Section 4.1(f)(i), but subject to Section 4.1(f)(ii), the consent of any Member holding Common Units that would be adversely affected by an amendment or action shall not be required for any such amendment or action that affects all Members holding the same class or series of Units on a uniform or pro rata basis if such amendment or action is approved by a Majority-in-Interest of the Members of such class or series. If some, but not all, of the Members consent to such an amendment or action, the Company may, in its discretion, make such amendment or action effective only as to the Members that consented to it, to the extent it is practicable to do so.
(ii)   This Agreement shall not be amended, and no action may be taken by the Manager without the consent of any Member holding Common Units that would be adversely affected by such amendment or action if such amendment or action would (A) modify the limited liability of a Member or increase the obligation of a Member to make a Capital Contribution to the Company or (B) amend this Section 4.1(f)(ii).
(g)   Implementation of Amendments.   Upon obtaining any Consent required under this Section 4.1 or otherwise required by this Agreement, and without further action or execution by any other Person, including any Member, (i) any amendment to this Agreement may be implemented and reflected in a writing executed solely by the Manager, and (ii) the Members shall be deemed a party to and bound by that amendment of this Agreement.
Section 4.2   Tax Actions.   All tax-related actions, decisions, or determinations (or failure to take any available tax-related action, decision, or determination) by or with respect to the Company or any Subsidiary of the Company not expressly reserved for the Members shall be made, taken, or determined by the Manager.
Section 4.3   Compensation and Reimbursement of Manager.
(a)   General.   The Manager shall not receive any fees from the Company for its services in administering the Company, except as otherwise provided in this Agreement.
(b)   Reimbursement of Manager.   The Company shall be liable for, and shall reimburse the Manager on an after-tax basis at such intervals as the Manager may determine, all:
(i)   overhead, administrative expenses, insurance and reasonable legal, accounting and other professional fees and expenses of the Manager;
(ii)   expenses of the Manager incidental to being a public reporting company;
(iii)   reasonable fees and expenses related to the SPAC Transactions or any subsequent public offering of equity securities of the Manager (without duplicating any provisions of Section 2.5(e)) or private placement of equity securities of the Manager (including any reasonable fees and expenses related to the registration for resale of any such securities), whether or not consummated;
(iv)   franchise and similar taxes of the Manager and other fees and expenses in connection with the maintenance of the existence of the Manager;
(v)   customary compensation and benefits payable by the Manager, and indemnities provided by the Manager on behalf of, the officers, directors, and employees of the Manager; and
(vi)   reasonable expenses paid by the Manager on behalf of the Company; provided, however, that the amount of any reimbursement shall be reduced by any interest earned by the Manager with respect to bank accounts or other instruments or accounts held by it on behalf of the Company as permitted pursuant to Section 4.4. Such reimbursements shall be in addition to any reimbursement of the Manager as a result of indemnification pursuant to Section 4.7.
Section 4.4   Outside Activities.
(a)   Limitation on Outside Activities of Manager.   The Manager shall not directly or indirectly enter into or conduct any business, other than in connection with (i) the ownership, acquisition, and disposition of Units, (ii) maintaining its legal existence (including the ability to incur and pay, as applicable, fees, costs, expenses and taxes relating to that maintenance), (iii) the management of the business of the Company and its Subsidiaries, (iv) its operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, (v) the offering, sale, syndication, private placement, or public offering of stock, bonds, securities, or other interests of the Manager, (vi) the financing or refinancing of any type related to the Company or its Assets or activities, (vii) receiving and paying dividends and distributions or making contributions to the capital of its Subsidiaries, (viii) filing tax reports and tax returns and paying taxes and other customary obligations in the ordinary course (and contesting any taxes), (ix) participating in tax, accounting, and other administrative matters with respect to its Subsidiaries and providing administrative and advisory services (including treasury and insurance services, including maintaining directors’ and officers’ insurance on its behalf and on behalf of its Subsidiaries) to its Subsidiaries, (x) holding any cash or property (but not operating any property), (xi) indemnifying officers, directors, members of management, managers, employees, consultants, or independent contractors of the Manager, the Company or their respective Subsidiaries, (xii) entering into any Termination Transaction or similar transaction in accordance with this Agreement, (xiii) preparing reports to governmental authorities and to its shareholders, (xiv) holding director and shareholder meetings, preparing organizational records, and other organizational activities required to maintain its separate organizational structure, (xv) complying with applicable Law, (xvi) engaging in activities relating to any management equity plan, stock option plan or any other management or employee benefit plan of the Manager, the Company or their respective Subsidiaries, and (xvii) engaging in activities that are incidental to clauses (i) through (xvi). The provisions of this Section 4.4 shall restrict only the Manager and its Subsidiaries (other than the Company and its Subsidiaries) and shall not restrict the other Members or any Affiliate of the other Members (other than the Manager).
(b)   Outside Activities of Members.
(i)   Subject to (x) Article XI of the Certificate of Incorporation of the Manager, (y) any agreements entered into pursuant to Section 4.5, and (z) any other agreements (including any employment agreement) entered into by a Member or any of its Affiliates with the Manager, the Company or a Subsidiary, any Member (but, with respect to the Manager, subject to Section 4.4(a)), or any officer, director, employee, agent, trustee, Affiliate, member or stockholder of any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities that are in direct or indirect competition with the Company or that are enhanced by the activities of the Company, and, in any such case, need not (A) first offer the Company or any of its Subsidiaries an opportunity to participate in such business interests or activities or (B) account to the Company or any of its Subsidiaries with respect to such business interests or activities.
(ii)   None of the Members, the Company or any other Person shall have any rights by virtue of this Agreement or the relationship established hereby in any business ventures of any other Member or Person. Subject to any other agreements entered into by a Member or its Affiliates with the Manager, the Company or a Subsidiary, no Member (other than the Manager) or any such other Person shall have any obligation pursuant to this Agreement to offer any interest in any such business ventures to the Company, any Member, or any such other Person.
Section 4.5   Transactions with Affiliates.   Subject to the provisions of Section 4.1(f) and Section 4.4, the Company may enter into any transaction or arrangement with the Manager or Subsidiaries of the Company or other Persons in which the Company has an equity investment on terms and conditions determined by the Manager. Without limiting the foregoing, but subject to Section 4.4, (a) the Company may (i) lend funds to, or borrow funds from, the Manager or to Subsidiaries of the Company or other Persons in which the Company has an equity investment and (ii) transfer Assets to joint ventures, limited liability companies, partnerships, corporations, business trusts or other business entities in which the Company or any of its Subsidiaries is or thereby becomes a participant, and (b) the Manager may (i) propose and adopt on behalf of the employee benefit plans funded by the Company for the benefit of employees of the Manager, the Company, Subsidiaries of the Company or any Affiliate of any of them in respect of services performed, directly or indirectly, to or for the benefit of the Manager, the Company or any of the Company’s Subsidiaries and (ii) sell, transfer or convey any property to the Company, directly or indirectly.
Section 4.6   Limitation on Liability.
(a)   General.   To the fullest extent permitted by Law, including by ORS 63.160 of the Act, no Indemnitee, in such capacity, shall be liable to the Company, any Member or any of their respective Affiliates, for any losses sustained or liabilities incurred as a result of any act or omission of such Person if (i) either (A) the Indemnitee, at the time of such act or omission, determined in good faith that its, his or her course of conduct was in, or not opposed to, the best interests of the Company or (B) in the case of omission by the Indemnitee, the Indemnitee did not intend its, his or her inaction to be harmful or opposed to the best interests of the Company and (ii) the act or omission did not constitute fraud or intentional misconduct by the Indemnitee.
(b)   Action in Good Faith.   An Indemnitee acting under this Agreement shall not be liable to the Company for its, his, or her good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they expand, restrict, or eliminate the duties and liabilities of such Persons otherwise existing at Law or in equity, are agreed by the Members to replace fully and completely such other duties and liabilities of such Persons. Whenever the Manager or the Company is permitted or required to make a decision or take an action under this Agreement (i) in making such decisions, such Person shall be entitled to take into account its own interests as well as the interests of the Members as a whole or (ii) in its “good faith” or under another expressed standard, such Person shall act under such express standard and shall not be subject to any other or different standards.
(c)   Outside Counsel.   The Manager may consult with legal counsel, accountants and financial or other advisors, and any act or omission suffered or taken by the Manager on behalf of the Company or in furtherance of the interests of the Company in good faith in reliance upon and in accordance with the advice of such counsel, accountants or financial or other advisors will be full justification for any such act or omission, and the Manager will be fully protected in so acting or omitting to act so long as such counsel or accountants or financial or other advisors were selected with reasonable care.
(d)   Duties of Members.   Other than obligations of Members explicitly set forth in this Agreement, no Member (other than the Manager in its capacity as a manager), including any Member who may be deemed to be a controlling Member under applicable Law (other than the Manager in its capacity as a manager), shall owe any duty (of loyalty, care or otherwise) to the Company or to any other Member solely by reason of being a Member. With respect to each matter requiring approval of a Majority-in-Interest of the Members, each Member having voting rights may grant or withhold such Member’s vote under this Agreement, in such Member’s sole judgment, as directed or otherwise determined by such Member, without regard to the interests of any other Member or of the Company, and no Member shall have any duty to represent or act in the best interests of the Company or any other Member.
Section 4.7   Indemnification.
(a)   General.   The Company shall indemnify and hold harmless each Indemnitee (and such Person’s heirs, successors, assigns, executors or administrators) to the full extent permitted by Law and to the same extent and in the same manner provided by the provisions of Article VI of the Bylaws of the Manager applicable to officers and directors as if such provisions were set forth herein, mutatis mutandis, and applied to each such Indemnitee.
(b)   Non-Exclusivity of Rights.   The rights to indemnification and to the advancement of expenses conferred in this Section 4.7 shall not be exclusive of any other right that any Person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise.
(c)   Nature of Rights.   The rights conferred upon Indemnitees in this Section 4.7 shall be contract rights and shall continue as to an Indemnitee who has ceased to be the Manager, an Affiliate of the Manager, the Tax Representative, the Designated Individual, or an officer or director of the Manager, the Company, or their respective Affiliates. Any amendment, alteration or repeal of this Section 4.7 or of Article VI of the Bylaws of the Manager that would adversely affect any right of an Indemnitee or its successors shall apply prospectively only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place before such amendment, alteration or repeal.
ARTICLE V
BOOKS AND RECORDS
Section 5.1   Books and Records.
(a)   General.   The Company shall maintain in its principal business office, or any other place as may be determined by the Company, the books and records of the Company.
(b)   Specific Records.   In particular, the Company shall maintain:
(i)   A register containing the name, address, and number and class of Units (including Equivalent Units) of each Member, and such other information as the Manager may deem necessary or desirable and attached to this Agreement as Annex A (as may be amended or updated from time to time, the “Register”). The Manager shall from time to time update the Register as necessary to ensure the Register is accurate, including as a result of any sales, exchanges, or other Transfers, or any redemptions, issuances, or similar events involving Units. Except as required by Law, no Member shall be entitled to receive a copy of the Register or of the information set forth in the Register relating to any Member other than itself.
(ii)   A copy of the Articles of Conversion, Articles of Organization and this Agreement and all amendments thereto.
Section 5.2   Financial Accounts.   At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company for financial reporting purposes, on an accrual basis, in accordance with United States generally accepted accounting principles, consistently applied.
Section 5.3   Inspection; Confidentiality.   The Manager may keep confidential from the Members (or any of them) for such period of time as the Manager determines to be reasonable, any information (a) that the Manager believes to be in the nature of trade secrets, (b) the disclosure of which the Manager in good faith believes is not in the best interests of the Company or the Manager, or (c) that the Company or the Manager is required by Law, agreement, or customary commercial practice to keep confidential. Subject to the provisions of the previous sentence, the Members (personally or through an authorized representative) may, for purposes reasonably related to their respective interests in the Company, examine and copy (at their own cost and expense) the books and records of the Company at all reasonable business hours upon reasonable prior notice.
Section 5.4   Information to Be Provided by Manager to Members.   The Company shall deliver (or otherwise make accessible) to each Member a copy of any information mailed or delivered electronically to all of the common stockholders of the Manager as soon as practicable after such mailing or electronic delivery.
ARTICLE VI
TAX MATTERS, ACCOUNTING, AND REPORTING
Section 6.1   Tax Matters.
(a)   Tax Returns.   The Company shall use reasonable best efforts to cause to be prepared and timely filed (taking into account available extensions) all federal, state, and local, and non-U.S. tax returns of the Company for each year for which such returns are required to be filed and shall determine the appropriate treatment of each tax item of the Company and make all other determinations with respect to such tax returns.

(b)   Other Tax Matters.   Each of the provisions of Annex C, which address various tax matters, is incorporated into and shall constitute a part of this Agreement.
Section 6.2   Accounting and Fiscal Year.   Unless otherwise determined by the Company or required by Code section 706, the fiscal year of the Company (the “Fiscal Year”) shall be the calendar year ending December 31st, or, in the case of the last Fiscal Year of the Company, the fraction thereof ending on the date on which the winding up of the Company is completed.
ARTICLE VII
UNIT TRANSFERS AND MEMBER WITHDRAWALS
Section 7.1   Transfer Generally Prohibited.   No Units shall be Transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VII and Article XI. Any Transfer or purported Transfer of a Unit not made in accordance with this Article VII or Article XI shall be null and void ab initio. Units shall not be subject to the claims of any creditor, spouse for alimony or support, or legal process and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.
Section 7.2   Conditions Generally Applicable to All Transfers.   All Transfers are subject to the satisfaction of the following conditions:
(a)   Transfers by Members Other than the Manager.
(i)   Consent of Manager.   No Member other than the Manager shall Transfer any portion of its Units to any transferee without the prior written consent of the Manager unless the Transfer is a Related-Party Transfer.
(ii)   Assumption of Obligations; No Relief from Obligations.   Any transferee of all or a portion of a Unit (whether or not admitted as a Substituted Member) shall take subject to and assume, by operation of Law or express agreement, all of the obligations of the transferor Member under this Agreement with respect to such Transferred Unit. No Transfer (other than pursuant to a statutory merger or consolidation pursuant to which all obligations and liabilities of the transferor Member are assumed by a successor corporation by operation of Law) shall relieve the transferor Member of its obligations under this Agreement without the approval of the Manager.
(iii)   No Rights as Member.   No transferee, whether by a voluntary Transfer, by operation of Law or otherwise, shall have any rights under this Agreement unless admitted as a Substituted Member.
(b)   Transfers by the Manager.
(i)   Consent of Members.   The Manager may not Transfer any of its Units without the consent of a Majority-in-Interest of the Members, except in connection with an Applicable Sale or Termination Transaction or to a wholly owned subsidiary in accordance with Section 7.2(b)(ii).
(ii)   Transfer to Subsidiary.   Subject to compliance with the other provisions of this Article VII, the Manager may Transfer all of its Units at any time to any Person that is, at the time of such Transfer, a direct or indirect wholly owned Subsidiary of the Manager without the consent of any Member and may designate the transferee to become the new Manager for all purposes of this Agreement.
(c)   Withholding with Respect to a Transfer of Units.   A Member making a Transfer permitted by this Agreement shall comply with Section 4.10(b) of Annex C.
(d)   Other Restrictions on Transfer.   In addition to any other restrictions on Transfer in this Agreement, no Member may Transfer a Unit (including by way of acquisition of Units by the Manager or any other acquisition of Units by the Company) if the Company determines:
(i)   Such Transfer would create a material risk of the Company being classified as an association taxable as a corporation for U.S. federal, state, or local income tax purposes;

(ii)   That the Transfer would be to any Person or entity that lacks the legal right, power or capacity to own a Unit;
(iii)   That the Transfer would be in violation of Law;
(iv)   That the Transfer would be of any fractional or component portion of a Unit or rights to distributions, separate and apart from all other components of a Unit;
(v)   That the Transfer would create a material risk that the Company would become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in ERISA Section 3(14)) or a “disqualified Person” (as defined in Code section 4975(c));
(vi)   That the Transfer would create a material risk that any portion of the Assets would constitute assets of any employee benefit plan pursuant to Department of Labor Reg. § 2510.2-101;
(vii)   That the Transfer would require the registration of such Unit pursuant to any applicable federal or state securities Laws;
(viii)   That such Transfer would create a material risk that the Company would become a reporting company under the Exchange Act; or
(ix)   That the Transfer would subject the Company to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.
Section 7.3   Substituted Members.
(a)   Admission as Member.   A transferee of Units of a Member, other than a Related-Party Transferee, may be admitted as a Substituted Member only with the consent of the Company. A Related-Party Transferee shall be admitted as a Substituted Member without the consent of the Company, subject to compliance with Section 7.3(b). The failure or refusal by the Company to permit a transferee of Units to become a Substituted Member shall not give rise to any cause of action against the Company or the Manager. A transferee who has been admitted as a Substituted Member in accordance with this Article VII shall have all the rights and powers and be subject to all the restrictions and liabilities of a Member under this Agreement.
(b)   Documents to Be Provided by Transferee.   No transferee shall be admitted as a Substituted Member until and unless it furnishes to the Manager (i) evidence of acceptance, in form and substance satisfactory to the Manager, of all the terms, conditions and applicable obligations of this Agreement, (ii) a counterpart signature page to this Agreement executed by such transferee and (iii) such other documents and instruments as the Manager may require to effect such transferee’s admission as a Substituted Member, including a certification from the transferee or an opinion of counsel reasonably acceptable to the Company in respect of any of the restrictions on transfer set forth in Section 7.2(d) (which certification or opinion may be waived, in whole or in part, in the sole discretion of the Company).
(c)   Amendment of Books and Records.   In connection with, and as evidence of, the admission of a Substituted Member, the Manager or Company shall amend the Register and the books and records of the Company to reflect the name, address and number of Units of such Substituted Member and to eliminate or adjust, if necessary, the name, address and number of Units of the predecessor of such Substituted Member.
Section 7.4   Drag-Along Rights.
(a)   If at any time the Manager and/or its Affiliates (excluding, for purposes of this Section 7.4, the Company and its Subsidiaries) desire to Transfer in one or more transactions a sufficient portion of its and/or their Units (or any beneficial interest therein) to constitute a Change of Control to a bona fide third party that is not an Affiliate of the Manager (an “Applicable Sale”), the Manager may require each other Member either (i) to sell the same ratable share of its Units as is being sold by the Manager and such Affiliates (based upon the total Units held by the Manager and its Affiliates at such time) on the same terms and conditions and/or (ii) to exchange its Units pursuant to Section 11.1(b) (each, a “Drag-Along Right”). The

Manager may in its sole discretion elect to cause the Manager and/or the Company to structure the Applicable Sale as a merger or consolidation or as a sale of the Company’s Assets.
(b)   No Member shall have any dissenters’ rights, appraisal rights or similar rights in connection with any Applicable Sale, and no Member may object to any subsequent liquidation or other distribution of the proceeds from an Applicable Sale that is a sale of Assets. Each Member agrees to consent to, and raise no objections against, an Applicable Sale. In the event of the exercise by the Manager of its Drag-Along Right pursuant to this Section 7.4, each Member shall take all reasonably necessary and desirable actions approved by the Manager in connection with the consummation of the Applicable Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to provide customary and reasonable representations, warranties, indemnities, covenants, conditions and other agreements relating to such Applicable Sale and to otherwise effect the transaction; provided, however, that (A) such Members shall not be required to give disproportionately greater or more onerous representations, warranties, indemnities, or covenants than the Manager or its Affiliates, (B) such Members shall not be obligated to bear any share of the out-of-pocket expenses, costs, or fees (including attorneys’ fees) incurred by the Company or its Affiliates in connection with such Applicable Sale unless and to the extent that such expenses, costs, and fees were incurred for the benefit of the Company or all of its Members, (C) such Members shall not be obligated or otherwise responsible for more than their proportionate shares of any indemnities or other liabilities incurred by the Company and the Members as sellers in respect of such Applicable Sale, (D) any indemnities or other liabilities approved by the Manager shall be limited, in respect of each Member, to such Member’s share of the proceeds from the Applicable Sale, and (E) such Members shall not be required to enter into any non-compete agreement in connection with such Applicable Sale.
(c)   At least five (5) Business Days before consummation of an Applicable Sale, the Manager shall (i) provide the Members written notice (the “Applicable Sale Notice”) of the Applicable Sale, which notice shall contain (A) the name and address of the third-party purchaser, (B) the proposed purchase price, terms of payment, and other material terms and conditions of the purchaser’s offer, together with a copy of any binding agreement with respect to the Applicable Sale and (C) notification of whether the Manager has elected to exercise its Drag-Along Right and (ii) promptly notify the Members of all proposed changes to the material terms and keep the Members reasonably informed as to all material terms relating to the Applicable Sale or contribution, and promptly deliver to the Members copies of all final material agreements relating to the Applicable Sale not already provided in accordance with this Section 7.4(c) or otherwise. The Manager shall provide the Members written notice of the termination of an Applicable Sale within five (5) Business Days following such termination, which notice shall state that the Applicable Sale Notice served with respect to such Applicable Sale is rescinded.
Section 7.5   Company Right to Call Units.   Beginning on the date on which the aggregate Percentage Interests of the Members (other than the Manager and its Subsidiaries) are less than fifteen (15) percent, the Company shall have the right, but not the obligation, from time to time and at any time to redeem all (but not less than all) outstanding Exchangeable Units by treating each Member as an Exchangeable Unit Member who has delivered an Elective Exchange Notice pursuant to the Policy Regarding Exchanges in respect of all of such Exchangeable Unit Member’s Exchangeable Units. The Company shall exercise this right by giving notice to an Exchangeable Unit Member stating that the Company has elected to exercise its rights under this Section 7.5. The notice given by the Company to an Exchangeable Unit Member pursuant to this Section 7.5 shall be treated as if it were an Elective Exchange Notice delivered to the Company by such Exchangeable Unit Member. For purposes of this Section 7.5, the provisions of Annex C shall apply except to the extent otherwise determined by the Company.
Section 7.6   Withdrawal.
(a)   Permissible Withdrawals.   Subject to any Unit Designation, no Member may withdraw from the Company other than:
(i)   As a result of a Transfer of all of such Member’s Units in accordance with this Article VII or Article XI with respect to which the transferee becomes a Substituted Member;
(ii)   Pursuant to an acquisition by the Manager or Subsidiary of the Manager of all of its Units; or

(iii)   With the prior written consent of the Company.
(b)   Consequences of Withdrawal.   Any Member who Transfers all of its Units in a Transfer (i) permitted pursuant to this Article VII where such transferee was admitted as a Substituted Member or (ii) to the Manager, whether or not pursuant to Section 11.1, shall cease to be a Member but shall continue to have the obligations of a former Member that are expressly set forth in this Agreement.
Section 7.7   Restrictions on Termination Transactions.
(a)   General.   Except as provided in Section 7.7(b), neither the Company nor the Manager shall engage in, or cause or permit, a Termination Transaction.
(b)   Consent.   The Company or Manager may engage in, cause, or permit a Termination Transaction only if at least one of the following conditions is satisfied:
(i)   A Majority-in-Interest of the Members give Consent;
(ii)   In connection with any such Termination Transaction, each holder of Common Units (other than the Manager and its wholly owned Subsidiaries) will receive, or will have the right to elect to receive, for each Common Unit an amount of cash, securities or other property equal to the greatest amount of cash, securities or other property that the holder of Common Units would have received had it exercised its right to Exchange pursuant to Article XI and received Class A Common Stock in exchange for its Common Units immediately before such Termination Transaction; or
(iii)   All of the following conditions are met: (1) substantially all of the Assets directly or indirectly owned by the Company before the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by the Company or another limited partnership or limited liability company that is the survivor of a merger, consolidation or combination of assets with the Company (in each case, the “Surviving Company”); (2) the Surviving Company is classified as a partnership for U.S. federal income tax purposes and each of its Subsidiaries has the same classification for U.S. federal, state, and local tax purposes immediately after the Termination Transaction that each Subsidiary had immediately before the Termination Transaction; (3) the rights of such Members with respect to the Surviving Company (including pursuant to a Tax Receivable Agreement) are at least as favorable as those of Members holding Units immediately before the consummation of such Termination Transaction (except to the extent that any such rights are consistent with clause (4) of this Section 7.7(b)(iii)) and as those applicable to any other limited partners or non-managing members of the Surviving Company; and (4) such rights include the right to cause their interests in the Surviving Company to be redeemed at any time or times for cash in an amount equal to the Fair Market Value of such interest at the time of redemption, as determined at least once every calendar quarter by an independent appraisal firm of recognized national standing retained by the Surviving Company.
Section 7.8   Incapacity.   If a Member is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator, or receiver of such Member’s estate (a “Member Representative”) shall have the same rights as the Incapacitated Member possessed to Transfer its Units. The Incapacity of a Member, in and of itself, shall not dissolve or terminate the Company. Unless a Member or Member Representative informs the Company in writing of the Member’s Incapacity, the Company shall have the right to assume each Member is not Incapacitated. The Company shall have no obligation to determine whether or not a Member is Incapacitated.
Section 7.9   Legend.   Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.
THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF NUSCALE POWER, LLC DATED AS OF [•], 2022, AMONG THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER OF SUCH SECURITIES.”
ARTICLE VIII
ADMISSION OF ADDITIONAL MEMBERS
Section 8.1   Admission of Additional Members.
(a)   Requirements for Admission.   A Person (other than a then-existing Member) who makes a Capital Contribution to the Company in exchange for Units and in accordance with this Agreement shall be admitted to the Company as an Additional Member only upon furnishing to the Manager (i) evidence of acceptance, in form and substance satisfactory to the Manager, of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 12.1, (ii) a counterpart signature page to this Agreement executed by such Person, and (iii) such other documents or instruments as may be required by the Manager in order to effect such Person’s admission as an Additional Member. In connection with, and as evidence of, the admission of an Additional Member, the Manager shall amend the Register and the books and records of the Company to reflect the name, address, number and type of Units of such Additional Member.
(b)   Consent of Company Required.   Notwithstanding anything to the contrary in this Section 8.1, no Person shall be admitted as an Additional Member without the consent of the Company. The admission of any Person as an Additional Member shall become effective on the date determined by the Company (but in no case earlier than the satisfaction of all the conditions set forth in Section 8.1(a)).
Section 8.2   Limit on Number of Members.   Unless otherwise permitted by the Manager, no Person shall be admitted to the Company after the date of this Agreement as an Additional Member if the effect of such admission would be to cause the Company to have a number of Members (including as Members for this purpose those Persons indirectly owning an interest in the Company through another partnership, a limited liability company, a subchapter S corporation or a grantor trust) that would cause the Company to become a reporting company under the Exchange Act.
ARTICLE IX
DISSOLUTION, LIQUIDATION AND TERMINATION
Section 9.1   Dissolution Generally.
(a)   Dissolution Only in Accordance with This Agreement.   The Company shall not be dissolved by the substitution of Members or the admission of Additional Members in accordance with the terms of this Agreement. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article IX, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company’s Assets.
(b)   Termination of Members.   The death, retirement, resignation, expulsion, Bankruptcy, insolvency or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not in and of itself cause dissolution of the Company.
Section 9.2   Events Causing Dissolution.
(a)   Actions by Members.   No Member shall take any action to dissolve, terminate or liquidate the Company, or require apportionment, appraisal or partition of the Company or any of its Assets, or file a bill for an accounting, except as specifically provided in this Agreement, and each Member, to the fullest extent permitted by Law, waives any rights to take any such actions under Law, including any right to petition a court for judicial dissolution under ORS 63.661 of the Act.
(b)   Liquidating Events.   The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events (each, a “Liquidating Event”):
(i)   an election to dissolve the Company made by the Manager, with the Consent of a Majority-in-Interest of the Members;
(ii)   the expiration of forty-five (45) days after the sale or other disposition of all or substantially all Assets; or
(iii)   any other event that results in a mandatory dissolution under the Act.
Section 9.3   Distribution upon Dissolution.
(a)   Order of Distributions.   Upon the dissolution of the Company pursuant to Section 9.2, the Manager (or, in the event that the Manager has dissolved, become Bankrupt or ceased to operate, any Person elected by a Majority-in-Interest of the Members (the Manager or such other Person, the “Liquidator”)) shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company’s Assets and liabilities, and the Company’s Assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Manager, include shares of stock in the Manager) shall be applied and distributed in the following order:
(i)   First, to the satisfaction of all of the Company’s Debts and liabilities to creditors, including Members who are creditors (other than with respect to liabilities owed to Members in satisfaction of liabilities for previously declared distributions), whether by payment or the making of reasonable provision for payment thereof;
(ii)   Second, to the satisfaction of all of the Company’s liabilities to the Members in satisfaction of liabilities for previously declared distributions, whether by payment or the making of reasonable provision for payment thereof; and
(iii)   The balance, if any, to the Members, in the same order of priorities provided for in Article III.
(b)   Discretion of Liquidator and Manager.
(i)   Notwithstanding the provisions of Section 9.3(a) that require liquidation of the Assets, but subject to the order of priorities set forth therein, if before or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company’s Assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole discretion, defer for a reasonable time the liquidation of any Assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants-in-common and in accordance with the provisions of Section 9.3(a), undivided interests in such Company Assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and any agreements governing the operation of such properties at such time. The Liquidator shall determine the Fair Market Value of any property distributed in kind using such reasonable method of valuation as it may adopt.
(ii)   In the sole discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article IX may be:
A)   Distributed to a trust established for the benefit of the Manager and the Members for the purpose of liquidating Company Assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Manager arising out of or in connection with the Company and/or Company activities. The assets of any such trust shall be distributed to the Members, from time to time, in the reasonable discretion of the

Manager, in the same proportions and amounts as would otherwise have been distributed to the Members pursuant to this Agreement; or
B)   Withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 9.3(a) as soon as practicable.
Section 9.4   Rights of Members.   Except as otherwise provided in this Agreement and subject to the rights of any Member set forth in a Unit Designation, (a) each Member shall look solely to the Assets for the return of its Capital Contribution, (b) no Member shall have the right or power to demand or receive property other than cash from the Company, and (c) no Member shall have priority over any other Member as to the return of its Capital Contributions or distributions.
Section 9.5   Termination.   The Company shall terminate when all of the Assets, after payment of or due provision for all Debts, liabilities, and obligations of the Company, have been distributed to the Members in the manner provided for in this Article IX and the Articles of Organization shall have been cancelled in the manner required by the Act.
ARTICLE X
PROCEDURES FOR ACTIONS AND CONSENTS
OF MEMBERS; MEETINGS
Section 10.1   Actions and Consents of Members.   The actions requiring Consent of any Member pursuant to this Agreement or otherwise pursuant to Law are subject to the procedures set forth in this Article X.
Section 10.2   Procedures for Meetings and Actions of the Members.
(a)   Time; Quorum; Consent.   Meetings of the Members may be called only by the Manager and shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Members entitled to act at the meeting not less than two (2) days nor more than ninety (90) days before the date of such meeting. Members may vote in Person or by proxy at such meeting. Unless approval by a different number or proportion of the Members is required by this Agreement or any Unit Designation, the affirmative vote of a Majority-in-Interest of the Members shall be sufficient to approve such proposal at a meeting of the Members. Whenever the Consent of any Members is permitted or required under this Agreement, such Consent may be given at a meeting of Members or in accordance with the procedure prescribed in Section 10.2(b).
(b)   Written Consents.   Any action requiring the Consent of any Member or a group of Members pursuant to this Agreement or that is required or permitted to be taken at a meeting of the Members may be taken without a meeting if a Consent in writing or by electronic transmission and filed with the Manager setting forth the action so taken or consented to is given by Members whose affirmative vote would be sufficient to approve such action or provide such Consent at a meeting of the Members. Such Consent may be in one or several instruments and shall have the same force and effect as the affirmative vote of such Members at a meeting of the Members. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified. For purposes of obtaining a Consent in writing or by electronic transmission, the Manager may require a response within a reasonable specified time, and failure to respond in such time period shall constitute a Consent that is consistent with the Manager’s recommendation with respect to the proposal.
(c)   Proxy.   Each Member entitled to act at a meeting of Members may authorize any Person or Persons to act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Each proxy must be signed by the Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy (or there is receipt of a proxy authorizing a later date). Every proxy shall be revocable at the pleasure of the Member executing it, such revocation to be effective upon the Company’s receipt of written notice of such revocation from the Member executing such proxy, unless such proxy states that it is irrevocable and is coupled with an interest.
(d)   Record Date for Meetings and Other Purposes.
(i)   The Manager may set, in advance, a Record Date (x) for the purpose of determining the identities of the Members entitled to Consent to any action or entitled to receive notice of or vote at any meeting of the Members or (y) to make a determination of Members for any other proper purpose. Any such date shall not be before the close of business on the day the Record Date is fixed and shall be not more than ninety (90) days and, in the case of a meeting of the Members, not less than two (2) days, before the date on which the meeting is to be held.
(ii)   If no Record Date is set, the Record Date for the determination of Members entitled to notice of or vote at a meeting of the Members shall be at the close of business on the day on which the notice of the meeting is sent, and the Record Date for any other determination of Members shall be the effective date of such Member action, distribution or other event. When a determination of the Members entitled to vote at any meeting of the Members has been made as provided in this Section 10.2(d), such determination shall apply to any adjournment thereof.
(e)   Conduct of Meetings.   Each meeting of Members shall be conducted by the Manager or such other Person as the Manager may appoint pursuant to such rules for the conduct of the meeting as the Manager or such other Person deems appropriate.
(f)   Waivers.   Any time period for notice with respect to meetings or consents of the Members may be waived by a Member as to such Member.
ARTICLE XI
EXCHANGE RIGHTS
Section 11.1   Elective and Mandatory Exchanges.
(a)   Elective Exchanges.   Subject to the Policy Regarding Exchanges set forth in Annex E, as amended from time to time by the Company (the “Policy Regarding Exchanges”), an Exchangeable Unit Member shall have the right, from time to time, to surrender Exchangeable Units, along with an equal number of shares of Class B Common Stock, (free and clear of all liens, encumbrances, rights of first refusal and similar restrictions, except for those arising under this Agreement) to the Company or the Manager and to thereby cause the Company or the Manager to deliver to such Exchangeable Unit Member (or its designee) the Exchange Consideration as set forth in Section 11.3 (an “Elective Exchange”).
(b)   Mandatory Exchange Events. Units are subject to Mandatory Exchange in each of the following circumstances:
(i)   pursuant to Section 7.4, if an Applicable Sale is determined to be a Mandatory Exchange event in the sole discretion of the Manager;
(ii)   pursuant to Section 7.5; or
(iii)   in the discretion of the Manager, with the consent of Members whose Class B Units represent fifty percent (50%) of the Class B Units of all Members in the aggregate, all Members will be required to exchange all Exchangeable Units then held by the Members.
(c)   Mandatory Exchange Notices and Dates. Upon the occurrence of any of the circumstances set out in Section 11.1(b), the Manager may exercise its right to cause a mandatory exchange of a Member’s Exchangeable Units and an equal number of shares of Class B Common Stock (a “Mandatory Exchange”) by delivering to each Member a written notice pursuant to the notice provisions in Section 12.6 (a “Mandatory Exchange Notice”). A Mandatory Exchange Notice will specify the basis for the Mandatory Exchange, the Exchangeable Units of the Company to which the Mandatory Exchange applies, the Exchange Consideration and the effective date of such Mandatory Exchange (the “Mandatory Exchange Date”), which shall be no earlier than ten (10) Business Days after delivery of the Mandatory Exchange Notice. The Member receiving the Mandatory Exchange Notice shall use its reasonable best efforts to deliver the Certificates, as applicable, representing the applicable Exchangeable Units and corresponding shares of Class B Common Stock (free and clear of all liens, encumbrances, rights of first refusal and similar restrictions, except for those arising under this Agreement) no later than one (1) Business Day before the Mandatory Exchange Date. Upon the Mandatory Exchange Date, the Company will affect the Mandatory Exchange.
Section 11.2   Additional Terms Applying to Exchanges.
(a)   Rights of Exchangeable Unit Member.   On an Exchange Date, all rights of the Exchangeable Unit Member as a holder of the Exchangeable Units and, if the applicable Exchangeable Units are Class B Units, shares of Class B Common Stock held by the holder of the Class B Units that are subject to the Exchange, shall cease, and, unless the Company or Manager, as applicable, has elected Cash Settlement as to all Exchangeable Units tendered, the Manager shall use commercially reasonable efforts to cause the transfer agent or registrar of the Manager to update the stock register of the Manager such that such Exchangeable Unit Member (or its designee) becomes the record holder of the shares of Class A Common Stock to be received by the Exchangeable Unit Member in respect of such Exchange.
(b)   Right of Manager to Acquire Exchangeable Units.   With respect to Units surrendered in an Elective Exchange or subject to a Mandatory Exchange, the Manager shall have the right but not the obligation to have the Manager (in lieu of the Company) acquire Exchangeable Units and, if the applicable Exchangeable Units are Class B Units, an equal number of shares of Class B Common Stock held by the holder of those Class B Units, directly from an Exchangeable Unit Member for the elected Exchange Consideration. If the Manager acquires Exchangeable Units as described in the preceding sentence, those Exchangeable Units shall be automatically recapitalized into the same number of Class A Units as the Exchangeable Units.
(c)   Expenses.   Except as otherwise agreed by the Company, the Manager and an Exchangeable Unit Member, the Company, the Manager, and each Exchangeable Unit Member shall bear their own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated. Notwithstanding the foregoing sentence, the Manager (or the Company, at the Manager’s direction) shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered pursuant to an Elective Exchange in a name other than that of the Exchangeable Unit Member that requested the Exchange (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such Exchangeable Unit Member) or the Cash Settlement is to be paid to a Person other than the Exchangeable Unit Member that requested the Exchange, then such Exchangeable Unit Member or the Person in whose name such shares are to be delivered or to whom the Cash Settlement is to be paid shall pay to the Manager (or the Company, at the Manager’s direction) the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of the Manager that such tax has been paid or is not payable.
(d)   Concurrent Delivery of Class B Common Stock.   No Exchange of Class B Units may be made without a concurrent delivery of an equal number of shares of Class B Common Stock. Any shares of Class B Common Stock surrendered in an Exchange shall automatically be deemed retired without any action on the part of any Person, including the Manager. Any such retired shares of Class B Common Stock shall no longer be outstanding, all rights with respect to such shares shall automatically cease and terminate, and such shares shall return to the status of authorized but unissued shares of the Manager.
Section 11.3   Exchange Consideration; Settlement.
(a)   Generally.   The Manager shall have the right, in its sole discretion, to elect the form of Exchange Consideration with respect to any Exchange. On an Exchange Date, provided the Exchangeable Unit Member has satisfied its obligations under the Policy Regarding Exchanges and not validly retracted such proposed Exchange, the Manager shall deliver or cause to be delivered the Exchange Consideration to such Exchangeable Unit Member (or its designee), at the address set forth on the applicable Exchange Notice. If the Manager elects a Cash Settlement, the Manager shall only be obligated to contribute to the Company (or, if the Manager elects to settle directly pursuant to Section 11.2(b), settle directly for an amount equal to)

an amount in respect of such Cash Settlement equal to the net proceeds (after deduction of any underwriters’ discounts and commissions) from the sale by the Manager of a number of shares of Class A Common Stock equal to the number of Exchangeable Units being Exchanged for such Cash Settlement. Except as otherwise required by Law, the Manager shall, for U.S. federal income tax purposes, be treated as paying an appropriate portion of the selling expenses described in the previous sentence as agent for and on behalf of the Exchangeable Unit Member. Except as otherwise determined by the Manager, if (i) the Manager determines that some or all of the Exchange Consideration with respect to an Exchange will be Class A Common Stock and (ii) such Exchange would, but for this Section 11.3(a), result in the Exchangeable Unit Member’s receipt of a fractional share of Class A Common Stock, then the number of shares of Class A Common Stock to be received by the Exchangeable Unit Member shall be rounded down to the nearest whole number of shares and the amount of the reduction shall be paid as a Cash Settlement.
(b)   Restriction on Cash Settlement of Class B Units.   Except in connection with a payment in respect of a fractional share (as described in the final sentence of Section 11.3(a)), the Manager may elect Cash Settlement with respect to an Exchange of Exchangeable Units that are Class B Units only to the extent the Cash Settlement is funded by the proceeds (net of underwriting discounts and commissions) of a Liquidity Offering with respect to that Exchange.
(c)   Notice of Intended Exchange Consideration.   At least two (2) Business Days before the Exchange Date, the Manager shall give written notice to the Company (with a copy to the Exchangeable Unit Member) of its intended Exchange Consideration. If the Manager does not timely deliver such written notice, the Manager shall be deemed to have elected to settle the Exchange with shares of Class A Common Stock.
(d)   Settlement through Depository Trust Company.   To the extent the Class A Common Stock is settled through the facilities of The Depository Trust Company, the Manager or the Company will, upon the written instruction of an Exchangeable Unit Member, deliver the shares of Class A Common Stock deliverable to such Exchangeable Unit Member through the facilities of The Depository Trust Company to the account of the participant of The Depository Trust Company designated by such Exchangeable Unit Member in the Exchange Notice.
(e)   Obligations of Manager and Company.   Upon any Exchange, the Manager or the Company, as applicable, shall take such actions as (A) may be required to ensure that such Exchangeable Unit Member receives the shares of Class A Common Stock and/or the Cash Settlement that such Exchangeable Unit Member is entitled to receive in connection with such Exchange pursuant to Section 11.3(a), and (B) may be reasonably within its control that would cause such Exchange to be treated as a direct exchange between the Manager and the Member for U.S. federal and applicable state and local income tax purposes.
Section 11.4   Adjustment.   To the extent not reflected in an adjustment to the Exchange Rate, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, then, upon any subsequent Exchange, an Exchangeable Unit Member shall be entitled to receive the amount of such security, securities or other property that such Exchangeable Unit Member would have received if such Exchange had occurred immediately before the effective date of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, this Section 11.4 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.
Section 11.5   Class A Common Stock to Be Issued in Connection with an Exchange.
(a)   Class A Common Stock Reserve.   The Manager shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock as shall be deliverable under this Agreement upon all such Exchanges; provided, however, that the Manager may satisfy its obligations in respect of any such

Exchange by delivery of unencumbered purchased shares of Class A Common Stock (which may or may not be held in the treasury of the Manager or any subsidiary thereof). The preceding sentence shall not affect the Manager’s right to elect a Cash Settlement.
(b)   Rule 16(b) Exemption.   The Manager has taken and will take all such steps as may be required to cause to qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and be exempt for purposes of Section 16(b) under the Exchange Act, any acquisitions or dispositions of equity securities of the Manager (including derivative securities with respect thereto) and any securities that may be deemed to be equity securities or derivative securities of the Manager for such purposes that result from the transactions contemplated by this Agreement, by each director or officer of the Manager (including directors-by-deputization) who may reasonably be expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Manager upon the registration of any class of equity security of the Manager pursuant to Section 12 of the Exchange Act.
(c)   Validity of Class A Common Stock.   The Manager covenants that all shares of Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable and not subject to any preemptive right of stockholders of the Manager or any right of first refusal or other right in favor of any Person.
Section 11.6   Withholding.   Each Member acknowledges and agrees that the Company may be required by Law to deduct and withhold any amounts by reason of any federal, state, local, or non-U.S. tax laws or regulations in respect of any Exchange, as provided in Section 4.10(c) of Annex C.
Section 11.7   Tax Treatment.   Unless otherwise agreed to in writing by the Exchangeable Unit Member and the Manager, it is intended that, for U.S. federal and applicable state and local income tax purposes, each Exchange be treated as direct exchange between the Manager and the Exchangeable Unit Member that is a taxable transaction to the Exchangeable Unit Member. All applicable parties shall treat each Exchange consistently with the intended treatment for all U.S. federal and applicable state and local tax purposes unless otherwise required by a “determination” within the meaning of Code section 1313(a) or a change in Law.
Section 11.8   Contribution by Manager.   On the Exchange Date (i) the Manager shall contribute to the Company the shares of Class A Common Stock and/or Cash Settlement that the Manager has elected to deliver and that the Exchangeable Unit Member is entitled to receive in the applicable Exchange and (ii) the Company shall issue to the Manager a number of Class A Units equal to the number of Exchangeable Units (and corresponding number of Class B Shares) surrendered by the Exchangeable Unit Member.
Section 11.9   Apportionment of Distributions.   Distributions with a Record Date on or before the Exchange Date shall be made to the Exchangeable Unit Member.
ARTICLE XII
MISCELLANEOUS
Section 12.1   Conclusive Nature of Determinations.   All determinations, interpretations, calculations, adjustments and other actions of the Manager, the Company, the Board of Directors (or a committee to which the Board of Directors has delegated such authority), or a designee of any of the foregoing that are within such Person’s authority under this Agreement shall be binding and conclusive on a Member absent manifest error. In connection with any such determination, interpretation, calculation, adjustment, or other action, the Manager, the Company, the Board of Directors (or a committee to which the Board of Directors has delegated such authority), or the designee of any of the foregoing shall be entitled to resolve any ambiguity with respect to the manner in which such determination, interpretation, calculation, adjustment or other action is to be made or taken, and shall be entitled to interpret the provisions of this Agreement in such a manner as such Person determines to be fair and equitable, and such resolution or interpretation shall be binding and conclusive on a Member absent manifest error.
Section 12.2   Company Counsel.   THE COMPANY, THE MANAGER AND AFFILIATED ENTITIES MAY BE REPRESENTED BY THE SAME COUNSEL. THE ATTORNEYS, ACCOUNTANTS AND OTHER EXPERTS WHO PERFORM SERVICES FOR THE COMPANY

MAY ALSO PERFORM SERVICES FOR THE MANAGER AND AFFILIATES THEREOF. THE MANAGER MAY, WITHOUT THE CONSENT OF THE MEMBERS, EXECUTE ON BEHALF OF THE COMPANY ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT COUNSEL MAY REQUEST PURSUANT TO THE NEW YORK RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. THE COMPANY HAS INITIALLY SELECTED GIBSON, DUNN & CRUTCHER LLP AND STOEL RIVES LLP (EACH, “COMPANY COUNSEL”) AS LEGAL COUNSEL TO THE COMPANY. EACH MEMBER ACKNOWLEDGES THAT COMPANY COUNSEL DOES NOT REPRESENT ANY MEMBER IN ITS CAPACITY AS SUCH IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN SUCH MEMBER AND COMPANY COUNSEL (AND THEN ONLY TO THE EXTENT SPECIALLY SET FORTH IN SUCH AGREEMENT), AND THAT IN THE ABSENCE OF ANY SUCH AGREEMENT COMPANY COUNSEL SHALL OWE NO DUTIES TO ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT COMPANY COUNSEL HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, UNLESS OTHERWISE EXPRESSLY AGREED BY COMPANY COUNSEL, COMPANY COUNSEL HAS NOT REPRESENTED THE INTERESTS OF ANY MEMBER IN THE PREPARATION AND/OR NEGOTIATION OF THIS AGREEMENT.
Section 12.3   Appointment of Manager as Attorney-in-Fact.
(a)   Execution of Documents.   Each Member, including each Additional Member and Substituted Member that is a Member, irrevocably makes, constitutes and appoints the Manager, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including:
(i)   All certificates and other instruments (including counterparts of this Agreement), and all amendments thereto, that the Manager deems appropriate to form, qualify, continue or otherwise operate the Company as a limited liability company (or other entity in which the Members will have limited liability comparable to that provided in the Act) in the jurisdictions in which the Company may conduct business or in which such formation, qualification or continuation is, in the opinion of the Manager, necessary or desirable to protect the limited liability of the Members.
(ii)   All amendments to this Agreement adopted in accordance with the terms of this Agreement, and all instruments that the Manager deems appropriate in accordance with the terms of this Agreement.
(iii)   All conveyances of Company Assets and other instruments that the Manager reasonably deems necessary in order to complete a dissolution and termination of the Company pursuant to this Agreement.
(b)   Power and Interest. The appointment by all Members of the Manager as attorney-in-fact shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing and other action by it on behalf of the Company, shall survive the Incapacity of any Person hereby giving such power and the Transfer of all or any portion of such Person’s Units, and shall not be affected by the subsequent Incapacity of the Person.
Section 12.4   Entire Agreement.   This Agreement, together with the Tax Receivable Agreement, the Registration Rights Agreement, and the certificate of incorporation of the Manager, in each case, as amended, supplemented or restated in accordance with its terms, and the other documents contemplated hereby and thereby, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersede any and all prior or contemporaneous agreements or understandings between the parties to this Agreement pertaining to the subject matter hereof, including the Fifth Operating Agreement.
Section 12.5   Further Assurances.   Each of the parties to this Agreement does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by Law or reasonably necessary to effectively carry out the intent and purposes of this Agreement.
Section 12.6   Notices.   Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the Person or an officer of the Person to whom the same is directed, (b) sent by facsimile, overnight mail or registered or certified mail, return receipt requested, postage prepaid, or (c) (except with respect to notice to the Company or the Manager) sent by email, with electronic, written or oral confirmation of receipt, in each case addressed as follows:
(i)   if to the Company or the Manager:
c/o NuScale Power Corporation
6650 SW Redwood Lane
Suite 210
Portland, OR 97224
Attn: General Counsel
E-mail: generalcounsel@nuscalepower.com
with copies (which shall not constitute notice) to:
Fluor Enterprises, Inc.
6700 Las Colinas Blvd.
Irving, TX 75039
Attention: Chief Legal Officer
and to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive
Irvine, CA 92612
Attn:
David C. Lee
John M. Williams III
Evan M. D’Amico

E-mail:
DLee@GibsonDunn.com
JWilliams@GibsonDunn.com
EDAmico@GibsonDunn.com

and to:
Stoel Rives LLP
760 SW Ninth Avenue, Suite 3000
Portland, OR 97205
Attn:
Jason M. Brauser

E-mail:
jason.brauser@stoel.com

or to such other address as the Company may from time to time specify by notice to the Members;
(ii)   if to any Member, to:
the address, email, or facsimile number of such Member set forth in the records of the Company.
Any such notice shall be deemed to be delivered, given and received for all purposes as of: (A) the date so delivered, if delivered personally, (B) upon receipt, if sent by facsimile or email, or (C) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.
Section 12.7   Governing Law.   This Agreement, including its existence, validity, construction, and operating effect, and the rights of each of the parties to this Agreement, shall be governed by and construed in accordance with the Laws of the State of Oregon without regard to otherwise governing principles of conflicts of Law.

Section 12.8   Jurisdiction and Venue.   The parties to this Agreement agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the state courts of the State of Oregon, or, if such court shall not have jurisdiction, any federal court located in the State of Oregon (the “Selected Courts”), and each of the parties hereby irrevocably consents to the jurisdiction of the Selected Courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any Selected Court. Without limiting the foregoing, each party agrees that service of process on such party in the manner provided for notice in Section 12.6 shall be deemed effective service of process on such party.
Section 12.9   Equitable Remedies.   The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts, this being in addition to any other remedy to which they are entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties to this Agreement. Each party further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at Law would be adequate.
Section 12.10   Construction.   This Agreement shall be construed as if all parties to this Agreement prepared this Agreement.
Section 12.11   Counterparts.   This Agreement may be executed in any number of counterparts, and each such counterpart shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same agreement.
Section 12.12   Third-Party Beneficiaries.   Except as provided in Section 4.7, nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the parties to this Agreement (or their respective legal representatives, successors, heirs and distributees) any legal or equitable right, remedy or claim under or in respect of any agreement or provision contained herein, it being the intention of the parties to this Agreement that this Agreement is for the sole and exclusive benefit of such parties (or such legal representatives, successors, heirs and distributees) and for the benefit of no other Person.
Section 12.13   Binding Effect.   Except as otherwise expressly provided herein, all of the terms and provisions of this Agreement shall be binding on, shall inure to the benefit of and shall be enforceable by the Members, their heirs, executors, administrators, successors and all other Persons hereafter holding, having or receiving an interest in the Company, whether as Substituted Members or otherwise.
Section 12.14   Severability.   If any provision of this Agreement as applied to any party or any circumstance shall be adjudged by a court to be void, unenforceable or inoperative as a matter of Law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of the Agreement as a whole.
Section 12.15   Survival.   The provisions of Section 4.6 (Limitation on Liability), Section 4.7 (Indemnification), Section 12.1 (Conclusive Nature of Determinations), Section 12.3 (Appointment of Manager as Attorney-in-Fact), Section 12.4 (Entire Agreement), Section 12.5 (Further Assurances), Section 12.6 (Notices), Section 12.7 (Governing Law), Section 12.8 (Jurisdiction and Venue), Section 4.8 (Survival of Obligations) of Annex C, and this Section 12.15 (Survival) (and any other provisions of this Agreement necessary for the effectiveness of the enumerated sections) shall survive the termination of the Company and/or the termination of this Agreement.

Section 12.16   Effect on Other Obligations of Members or the Company.   Nothing in this Agreement shall modify, amend, terminate or supersede any obligations or rights of any Member or the Company under any agreement between or among Member(s) and/or the Company (other than the Fifth Operating Agreement) that is in effect as of the date hereof.
Section 12.17   Confidentiality.   Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company (including its predecessors), including confidential information of the Company (and its predecessors) regarding identifiable, specific and discrete business opportunities being pursued by the Company (the “Confidential Information”). Except as otherwise consented to by the Manager in writing, each Member (other than the Manager), on behalf of itself and, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency Law, its managers, directors, officers, shareholders, partners, members, employees, representatives and agents) agrees that, during the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, it (a) will use the same degree of care as it uses to protect its own confidential information to keep confidential any Confidential Information furnished to such Member; (b) will not intentionally use any of the Confidential Information for any purpose other than monitoring its investment in the Company; and (c) will not disclose such Confidential Information to any third party for any reason or purpose whatsoever, except that each Member may disclose such information (i) to authorized directors, officers, employees, representatives and agents of the Company or the Manager and as otherwise may be proper in the course of performing such Member’s obligations or enforcing its rights under this Agreement and the agreements expressly contemplated hereby; (ii) to such Member’s (or any of its Affiliates’) Affiliates, auditors, accountants, attorneys or other agents who are informed of the Member’s obligations hereunder; (iii) to any bona fide prospective purchaser of the equity or assets of such Member or its Affiliates or the Units held by such Member, or prospective merger partner of such Member or its Affiliates, provided that such purchaser or merger partner agrees to be bound by the provisions of this Section 12.17 or other confidentiality agreement approved by the Manager; or (iv) as is required to be disclosed by any Law, by any governmental authority or stock exchange or by any listing or trading agreement concerning a Member or its Affiliates; provided that the Member required to make such disclosure pursuant to clause (iv) above shall provide to the Company prompt notice of such disclosure to enable the Company to seek an appropriate protective order or confidential treatment. It is acknowledged and agreed that a Member’s review of Confidential Information will inevitably enhance its knowledge and understanding of the Company’s industry in a way that cannot be separated from its other knowledge, and it shall not be a violation of Section 12.17(b) if such Member’s overall knowledge and understanding are used for purposes other than monitoring its investment in the Company. For purposes of this Section 12.17, the term “Confidential Information” shall not include any information which (x) such Person learns from a source other than the Company or the Manager, or any of their respective representatives, employees, agents or other service providers, and in each case who is not bound by a confidentiality obligation, (y) is disclosed in a prospectus, in other documents or in any other manner for dissemination to the public (in each case, not in violation of this Section 12.17), or (z) is independently developed by the disclosing Member without violating any requirement hereunder. Nothing in this Section 12.17 shall in any way limit or otherwise modify any confidentiality covenants entered into by any Member pursuant to any other agreement entered into with the Company or the Manager.
ARTICLE XIII
DEFINED TERMS
Section 13.1   Definitions.   Unless otherwise indicated to the contrary, the following definitions shall be applied to the terms used in this Agreement:
“Act” means the Oregon Limited Liability Company Act (as it may be amended from time to time), and any successor to such statute.
“Additional Funds” is defined in Section 2.5(a).
“Additional Member” means a Person who is admitted to the Company as a Member pursuant to the Act and Section 8.1, who is shown as such on the books and records of the Company, and who has not ceased to be a Member pursuant to the Act and this Agreement.

“Affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that (i) none of the Members or their parent companies or Affiliates shall be deemed to be an Affiliate of any other Member or its parent company or Affiliates and (ii) none of the Members or their parent companies or Affiliates shall be deemed to be an Affiliate of the Company or any of its Affiliates. With respect to any Person who is an individual, “Affiliate” shall also include, without limitation, any Family Member of such Person.
“Applicable Sale” is defined in Section 7.4(a).
“Applicable Sale Notice” is defined in Section 7.4(c).
“Articles of Conversion” means the articles of conversion delivered by NuScale Power Inc. (the Company’s predecessor) to the office of the Secretary of State of the State of Oregon in accordance with the OBCA and the Act for filing, which articles became effective on September 30, 2011.
“Articles of Organization” means the articles of organization delivered by NuScale Power Inc. (the Company’s predecessor) to the office of the Secretary of State of the State of Oregon in accordance with the Act for filing, which articles became effective on September 30, 2011, as amended in connection with the Merger, and as such articles may be amended from time to time in accordance with the Act.
“Asset Value” is defined in Annex C.
“Assets” means any assets and property of the Company.
“Assumed Tax Liability” is defined in Section 3.2(b).
“Assumed Tax Rate” is defined in Section 3.2(b)(ii).
“Available Cash” means, after taking into account amounts determined by the Manager to be reasonably necessary or advisable to be retained by the Company to meet actual or anticipated, direct or indirect, expenses, capital investments, working capital needs or liabilities (actual, contingent or otherwise) of the Company, including the payment of any Imputed Underpayment or for the operation of the business of the Company, or to create reasonable reserves for any of the foregoing, cash (in United States dollars) of the Company that the Manager determines is available for distribution to the Members.
“Bankruptcy” means, with respect to any Person, the occurrence of any event specified in ORS 63.001(3) of the Act with respect to such Person, and the term “Bankrupt” has a correlative meaning.
“Board of Directors” means the Board of Directors of the Manager.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.
“Capital Account” is defined in Annex C.
“Capital Contribution” means, with respect to any Member, the aggregate amount of money and the initial Asset Value of property (other than money) in such form as may be permitted by the Act that the Member contributes (or is treated as contributing) to the Company.
“Capital Stock” means a share of any class or series of stock of the Manager now or hereafter authorized.
“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the product of (x) the number of shares of Class A Common Stock that would otherwise be delivered to a Member in an Exchange, multiplied by (y) the price per share of Class A Common Stock. For purposes of the preceding sentence, in an Exchange of Class B Units, the price per share of Class A Common Stock shall only be determined by an underwritten offering undertaken by the Manager in anticipation of the Exchange (a “Liquidity Offering”). For purposes of this definition, the price per share of Class A Common Stock shall be determined net of any underwriting discounts and commissions and shall be subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the

Class A Common Stock. For purposes of determining Cash Settlement to be paid in settlement of a fractional share of Class A Common Stock, the price per share of Class A Common Stock shall be determined as the arithmetic average of the volume-weighted average prices for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by The Wall Street Journal or its successor, for each of the three (3) consecutive full Business Days ending on and including the last full Business Day immediately before the Exchange Date, in each case subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. If, at the time of determination, the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the price per share of Class A Common Stock shall be determined in good faith by a committee of the Board of Directors composed of a majority of the directors of the Manager that do not have an interest in the Exchangeable Units.
“Certificates” means (A) if certificated, any certificates representing Exchangeable Units, (B) if certificated, any stock certificates representing the shares of Class B Common Stock required to be surrendered in connection with an Exchange of Class B Units, and (C) such other information, documents or instruments as either the Manager (or the Manager’s transfer agent) or the Company may reasonably require in connection with an Exchange. If any certificate or other document referenced in the immediately preceding sentence is alleged to be lost, stolen or destroyed, the Exchangeable Unit Member shall cooperate with and respond to the reasonable requests of the Manager (or the Manager’s transfer agent) and the Company and, if required by the Manager or the Company, furnish an affidavit of loss and/or an indemnity against any claim that may be made against the Manager or the Company on account of the alleged loss, theft or destruction of such certificate or other document.
“Change of Control” means, as of any date of determination, in one transaction or a series of related transactions, the Transfer of Units (or any beneficial interest therein) of the Company representing more than fifty (50) percent of the outstanding Common Units as of such date of determination.
“Class A Common Stock” means the Class A common stock of the Manager, $0.0001 par value per share.
“Class A Unit” is defined in Section 2.1(b)(i).
“Class B Common Stock” means a non-economic voting share in the Manager, with each share having non-economic rights equivalent to one share of Class A Common Stock.
“Class B Unit” is defined in Section 2.1(b)(ii).
“Code” means the Internal Revenue Code of 1986, as amended. All references in this Agreement to sections of the Code shall include any corresponding provision or provisions of succeeding Law.
“Common Stock” means the Class A Common Stock or the Class B Common Stock (and shall not include any additional series or class of the Manager’s common stock created after the date of this Agreement).
“Common Unit” means a Class A Unit, a Class B Unit, and any other Unit designated as a Common Unit by the Company.
“Company” is defined in the preamble to this Agreement.
“Company Counsel” is defined in Section 12.2.
“Consent” means the consent to, approval of, or vote in favor of a proposed action by a Member given in accordance with Article X.
“control,” including the terms “controlled by” and “under common control with,” means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the Board of Directors or similar body governing the affairs of such Person.
“de minimis” shall mean an amount small enough as to make not accounting for it commercially reasonable or accounting for it administratively impractical, in each case as determined by the Manager.
“Debt” means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or the deferred purchase price of property or services; (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person; and (iii) obligations of such Person as lessee under capital leases.
“Drag-Along Right” is defined in Section 7.4(a).
“Elective Exchange” is defined in Section 11.1(a).
“Elective Exchange Date” means the effective date of an Elective Exchange.
“Elective Exchange Notice” is defined in Annex B.
“Equivalent Units” means Units with preferences, conversion and other rights (other than voting rights), restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption (the “Terms”) that are (a) relative to the Common Units and the other classes and series of Units that correspond to classes and series of Capital Stock, and (b) substantially the same as (or corresponding to) the Terms that any new Capital Stock or New Securities have relative to the Common Stock and other classes and series of Capital Stock or New Securities. The foregoing shall not apply to matters such as voting for members of the Board of Directors that are not applicable to the Company. In comparing the economic rights of any Preferred Stock with the economic rights of any Units, the effect of taxes may be taken into account.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange” means any Elective Exchange or Mandatory Exchange.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto, and the rules and regulations of the SEC promulgated thereunder.
“Exchange Consideration” shall mean, in the case of any Exchange, (x) the number of shares of Class A Common Stock that is equal to the product of the number of Exchangeable Units surrendered in the Exchange multiplied by the Exchange Rate (the “Stock Consideration”), (y) the Cash Settlement, plus, in the case of an Exchange of Class B Units under either subclause (x) or (y), an amount that is equal to $0.0001 multiplied by the number of shares of Class B Common Stock included in the Exchange, or (z) a combination of the Stock Consideration and the Cash Settlement.
“Exchange Date” means an Elective Exchange Date or Mandatory Exchange Date.
“Exchange Rate” means, in respect of any Exchange, subject to Section 11.4, a ratio, expressed as a fraction, the numerator of which shall be the number of shares of Class A Common Stock outstanding immediately before the Exchange and the denominator of which shall be the number of Class A Units owned by the Manager immediately before the Exchange. On the date of this Agreement, the Exchange Rate shall be 1.
“Exchangeable Unit” means each Class B Unit and any other Unit designated as an Exchangeable Unit by the Company.
“Exchangeable Unit Member” means (i) each Member, other than the Manager and any of its wholly owned Subsidiaries, that holds an Exchangeable Unit or (ii) each holder of an interest in a Member that holds an Exchangeable Unit pursuant to Article XI.
“Fair Market Value” of Units or other property, means the cash price that a third party would pay to acquire all of such Units (computed on a fully diluted basis after giving effect to the exercise of any and all outstanding conversion rights, exchange rights, warrants and options) or other property, as the case may be, in an arm’s-length transaction. Unless otherwise determined by the Company, the following assumptions will be made when determining the Fair Market Value of Units:
(a) that the Company was being sold in a manner reasonably designed to solicit all possible participants and permit all interested Persons an opportunity to participate and achieve the best value reasonably available to the Members at the time; and
(b) that all existing circumstances are taken into account, including the terms and conditions of all agreements (including this Agreement) to which the Company is then a party or by which it is otherwise benefited or affected, determined.
“Family Members” means, as to a Person that is an individual, such Person’s spouse, ancestors (whether by blood or by adoption), descendants (whether by blood or by adoption), brothers and sisters (whether by blood or by adoption) and inter vivos or testamentary trusts of which only such Person and his spouse, ancestors (whether by blood or by adoption), descendants (whether by blood or by adoption), brothers and sisters (whether by blood or adoption) are beneficiaries.
“Fiscal Year” is defined in Section 6.2.
“Incapacity” or “Incapacitated” means, (i) as to any Member who is an individual, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her Person or his or her estate; (ii) as to any Member that is a corporation or limited liability company, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any Member that is a partnership, the dissolution and commencement of the winding up of the partnership; (iv) as to any Member that is an estate, the distribution by the fiduciary of the estate’s entire interest in the Company; (v) as to any trustee of a trust that is a Member, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Member, the Bankruptcy of such Member.
“Incentive Compensation Plan” means any plan, agreement or other arrangement that provides for the grant or issuance of equity or equity-based awards and that is now in effect or is hereafter adopted by the Company or the Manager for the benefit of any of their respective employees or other service providers (including directors, advisers and consultants), or the employees or other services providers (including directors, advisers and consultants) of any of their respective Affiliates or Subsidiaries.
“Indemnitee” means the Manager, each Affiliate of the Manager, the Tax Representative, the Designated Individual and each officer or director of the Manager, the Company or their respective Affiliates, in all cases in such capacity.
“IRS” means the United States Internal Revenue Service, or, if applicable, a state or local taxing agency.
“Law” means any applicable statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any governmental authority. The term “Lawful” has a correlative meaning.
“Liquidating Event” is defined in Section 9.2(b).
“Liquidator” is defined in Section 9.3(a).
“Liquidity Offering” is defined in the definition of Cash Settlement.
“Majority-in-Interest of the Members” means Members (excluding the Manager in its capacity as a Member) entitled to vote on or consent to any matter holding more than fifty percent (50%) of all outstanding Common Units held by all Members (excluding the Manager in its capacity as a Member) entitled to vote on or consent to such matter.
“Manager” is defined in the preamble to this Agreement.
“Mandatory Exchange” is defined in Section 11.1(c).
“Mandatory Exchange Date” is defined in Section 11.1(c).

“Mandatory Exchange Notice” is defined in Section 11.1(c).
“Member” means any Person named as a member of the Company on the Register of this Agreement (as amended from time to time) and any Person admitted as an Additional Member of the Company or a Substituted Member of the Company, in each case, in such Person’s capacity as a member of the Company, until such time as such Person has ceased to be a Member.
“Member Representative” is defined in Section 7.8.
“Merger” means the merger of Spring Valley Merger Sub, LLC with and into the Company, pursuant to the Agreement and Plan of Merger, by and among the Company, the Manager, and Spring Valley Merger Sub, LLC, dated December 13, 2021.
“New Securities” means any equity security as defined in Rule 3a11-1 under the Securities Exchange Act of 1934, as amended, excluding grants under the Incentive Compensation Plans, including (i) rights, options, warrants, or convertible or exchangeable securities that entitle the holder thereof to subscribe for or purchase, convert such securities into, or exchange such securities for, Common Stock or Preferred Stock and (ii) any Debt issued by the Manager that provides any of the rights described in clause (i).
“OBCA” means the Oregon Business Corporation Act, as amended from time to time.
“Percentage Interest” means, with respect to each Member, as to any class or series of relevant Units, the fraction, expressed as a percentage, the numerator of which is the aggregate number of Units of such class or series held by such Member and the denominator of which is the total number of Units of such class or series held by all Members, in each case determined as of the date of determination. If not otherwise specified, “Percentage Interest” shall be deemed to refer to Common Units.
“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.
“Policy Regarding Exchanges” is defined in Section 11.1(a).
“Preferred Stock” means shares of preferred stock of the Manager now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the Common Stock.
“Recapitalization” is defined in Section 2.1(c).
“Record Date” means the record date established by the Company for the purpose of determining the Members entitled to notice of or vote at any meeting of Members or to consent to any matter, or to receive any distribution or the allotment of any other rights, or in order to make a determination of Members for any other proper purpose, which, in the case of a record date fixed for the determination of Members entitled to receive any distribution, shall (unless otherwise determined by the Company) generally be the same as the record date established by the Manager for a distribution to the Members of its Capital Stock of some or all of its portion of such distribution.
“Register” is defined in Section 5.1(b)(i).
“Registration Rights Agreement” means the Registration Rights Agreement, effective on or about the date hereof, among the Manager and the other Persons party thereto, as the same may be amended, modified, supplemented or restated from time to time.
“Regulations” means the income tax regulations, including temporary regulations and, to the extent taxpayers are permitted to rely on them, proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations). References to “Treas. Reg. §” are to the sections of the Regulations.
“Related-Party Transfer” means a Transfer by a Member of all or part of its Units to any Related-Party Transferee.

“Related-Party Transferee” means, with respect to a Member, (i) any Family Member of that Member, (ii) any direct or indirect member or equityholder of that Member or any Affiliate of that Member, (iii) any Family Member of any direct or indirect member or equityholder described in (ii), or (iv) the Manager or any Subsidiary of the Manager.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.
“Selected Courts” is defined in Section 12.8.
“SPAC Transactions” means the series of transactions effectuated pursuant to the Agreement and Plan of Merger, by and among the Company, the Manager, and Spring Valley Merger Sub, LLC, dated December 13, 2021.
“Subsidiary” means, with respect to any Person, any corporation or other entity if a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.
“Substituted Member” means a Person who is admitted as a Member to the Company pursuant to Section 7.3.
“Surviving Company” is defined in Section 7.7(b)(iii).
“Tax Distribution” is defined in Section 3.2(a).
“Tax Distribution Shortfall Amount” is defined in Section 3.2(d).
“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of [•], 2022, entered into by and among the Manager, the Company, each of the parties thereto identified as a “TRA Holder” or the “TRA Representative” and each of the successors and assigns thereto, and any other similar tax receivable (or comparable) agreements entered after the date of this Agreement.
“Termination Transaction” means any direct or indirect Transfer of all or any portion of the Manager’s Units in connection with, or the other occurrence of, (a) a merger, consolidation or other combination involving the Manager, on the one hand, and any other Person, on the other, (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Manager not in the ordinary course of its business, whether in a single transaction or a series of related transactions, (c) a reclassification, recapitalization or change of the outstanding Class A Common Stock (other than a change in par value, or from par value to no par value, or as a result of a stock split or reverse stock split, stock dividend or similar subdivision), (d) the adoption of any plan of liquidation or dissolution of the Manager, or (e) a Transfer of all or any portion of the Manager’s Units (other than to a wholly owned Affiliate).
“Terms” is defined in the definition of “Equivalent Units.”
“Transfer” means, in respect of any Units, property or other assets, any sale, assignment, hypothecation, lien, encumbrance, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, including rights to vote and receive dividends or other income with respect thereto, or any short position in a security or any other action or position otherwise reducing risk related to ownership through hedging or other derivative instruments, whether voluntarily or by operation of Law, or any agreement or commitment to do any of the foregoing. An Exchange shall not constitute a Transfer under this Agreement.
“Unit” means a fractional share of the limited liability company interest in the Company, which may be a Class A Unit or Class B Unit and shall be deemed to include any equity security received in connection with any recapitalization, merger, consolidation, or other reorganization, or by way of any distribution in respect of Units, in any such case, after the date of this Agreement.
“Unit Designation” is defined in Section 2.4(a).

Section 13.2   Interpretation.   In this Agreement and in the exhibits to this Agreement, except to the extent that the context otherwise requires:
(a)   the headings are for convenience of reference only and shall not affect the interpretation of this Agreement;
(b)   defined terms include the plural as well as the singular and vice versa;
(c)   words importing gender include all genders;
(d)   a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been or may from time to time be amended, extended, re-enacted or consolidated and all statutory instruments or orders made under it;
(e)   any reference to a “day” or “Business Day” means the whole of such day, being the period of 24 hours running from midnight to midnight;
(f)   references to Articles, Sections, subsections, clauses and Exhibits are references to Articles, Sections, subsections, clauses and Exhibits to this Agreement;
(g)   the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation”; and
(h)   unless otherwise specified, references to any party to this Agreement or any other document or agreement shall include its successors and permitted assigns.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.
MANAGER
NUSCALE POWER CORPORATION
By:	Name: Title:
MEMBERS
NUSCALE POWER CORPORATION
By:	Name: Title:
By:	Name: Title:

ANNEX A: INITIAL UNITS
Member	Units
NuScale Power Corporation	[ ] Class A Units
[ ]	[ ] Class B Units
[ ]	[ ] Class B Units
[ ]	[ ] Class B Units
[ ]	[ ] Class B Units
[ ]	[ ] Class B Units
[ ]	[ ] Class B Units

ANNEX B: FORM OF ELECTIVE EXCHANGE NOTICE
ELECTIVE EXCHANGE NOTICE
NuScale Power Corporation
[Address]
Attention:
Email:
NuScale Power, LLC
[Address]
Attention:
Email:
This elective exchange notice (“Elective Exchange Notice”) is delivered by the undersigned Exchangeable Unit Member pursuant to Section 11.1 of the Sixth Amended and Restated Limited Liability Company Agreement of NuScale Power, LLC, dated as of           , 2022 (the “LLC Agreement”), by and among NuScale Power Corporation, a Delaware corporation (the “Manager”) and the members that are party thereto. Capitalized terms used but not defined herein shall have the meanings given to them in the LLC Agreement.
The undersigned hereby transfers the number of Class B Units plus shares of Class B Common Stock set forth below (together, the “Paired Interests”) in exchange for the Stock Consideration to be issued in its name as set forth below, or the Cash Settlement, as applicable, as set forth in the LLC Agreement.
Legal Name of Holder:
Address:

Number of Class B Units:
Number of Class B Common Stock:
Brokerage Account Details:
The undersigned hereby represents and warrants that (i) the undersigned has full legal capacity to execute and deliver this Elective Exchange Notice and to perform the undersigned’s obligations hereunder; (ii) this Elective Exchange Notice has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the availability of equitable remedies; (iii) the Paired Interests subject to this Elective Exchange Notice are being transferred to the Manager or the Company, as applicable, free and clear of any pledge, lien, security interest, encumbrance, equities or claim; and (iv) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the Paired Interests subject to this Elective Exchange Notice is required to be obtained by the undersigned for the transfer of such Paired Interests to the Manager or the Company, as applicable.
The undersigned hereby irrevocably constitutes and appoints any officer of the Manager or of the Company as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer to the Manager or the Company, as applicable, the Paired Interests subject to this Elective Exchange Notice and to deliver to the undersigned the Stock Consideration or Cash Settlement, as applicable, to be delivered in exchange therefor.
IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Elective Exchange Notice to be executed and delivered by the undersigned or by its duly authorized attorney.
Name:
Dated:

ANNEX C: TAX MATTERS
ARTICLE I
DEFINITIONS
“Asset Value” means, with respect to any Asset, the adjusted basis of such Asset for federal income tax purposes; provided, however, that:
(i)   the initial Asset Value of any Asset (other than cash) contributed or deemed contributed by a Member to the Company shall be the gross Fair Market Value of such Asset as determined by the Company;
(ii)   the Asset Values of all Assets shall be adjusted to equal their respective gross Fair Market Values as determined by the Company as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member, in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g); (D) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; or (E) any other instance in which such adjustment is permitted under Treas. Reg. § 1.704-1(b)(2)(iv); provided, however, that any adjustment pursuant to clause (A), (B), (D), or (E) above shall be made only if the Company determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;
(iii)   the Asset Value of any Asset distributed to any Member shall be the gross Fair Market Value of such Asset on the date of distribution, as determined by the Company; and
(iv)   the Asset Values of all Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Assets pursuant to Code section 734(b) or Code section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m); provided, however, that Asset Values shall not be adjusted pursuant to this paragraph (iv) to the extent that the Company determines that an adjustment pursuant to paragraph (ii) of this definition of Asset Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (iv).
If the Asset Value of an Asset has been determined or adjusted to paragraph (i), (ii), or (iv) of this definition of Asset Value, then such Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Asset for purposes of computing Net Profits and Net Losses.
“Audit” is defined in Section 4.4(a) of this Annex C.
“Company Minimum Gain” has the meaning set forth as “partnership minimum gain” in Treas. Reg. § 1.704-2(b)(2) and is computed in accordance with Treas. Reg. § 1.704-2(d).
“Company Unitholder Representative” has the meaning as defined in the Merger Agreement.
“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year or other period; provided, however, that if the Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be determined in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(g)(3), or Treas. Reg. § 1.704-3(d)(2), as appropriate.
“Designated Individual” is defined in Section 4.3(a)(ii) of this Annex C.
“Imputed Underpayment” is defined in Section 4.4(d) of this Annex C.
“Imputed Underpayment Share” is defined in Section 4.4(e)(i) of this Annex C.

“Member Nonrecourse Debt” has the meaning given to the term “partner nonrecourse debt” in Treas. Reg. § 1.704-2(b)(4).
“Member Nonrecourse Debt Minimum Gain” means, with respect to each Member Nonrecourse Debt, an amount equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treas. Reg. § 1.704-2(i)(3).
“Member Nonrecourse Deductions” has the meaning given to the term “partner nonrecourse deduction” in Treas. Reg. §§ 1.704-2(i)(l) and 1.704-2(i)(2).
“Net Profits” and “Net Losses” mean, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such Fiscal Year or other period, determined in accordance with Code section 703(a) and, where appropriate (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code section 703(a)(1)), with the following adjustments:
(i)   any income of the Company exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;
(ii)   any expenditures of the Company described in Code section 705(a)(2)(B) (or treated as expenditures described in Code section 705(a)(2)(B) pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be subtracted from such taxable income or loss;
(iii)   in the event the Asset Value of any Asset of the Company is adjusted in accordance with paragraph (ii) or paragraph (iii) of the definition of “Asset Value,” the amount of such adjustment shall be taken into account as gain or loss from the disposition of such Asset for purposes of computing Net Profits or Net Losses;
(iv)   gain or loss resulting from any disposition of any Asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Asset Value of the Asset disposed of, notwithstanding that the adjusted tax basis of such Asset differs from its Asset Value;
(v)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year;
(vi)   to the extent an adjustment to the adjusted tax basis of any Asset pursuant to Code section 734(b) is required pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the Asset) or loss (if the adjustment decreases the basis of the Asset) from the disposition of the Asset and shall be taken into account for purposes of computing Net Profits and Net Losses;
(vii)   notwithstanding any other provision of this definition of Net Profits and Net Losses, any items that are specially allocated pursuant to Section 3.2 and Section 3.3 of this Annex C shall not be taken into account in computing Net Profits or Net Losses, but shall be determined by applying rules analogous to those set forth in paragraphs (i) through (vi) above; and
(viii)   where appropriate, references to Net Profits and Net Losses shall refer to specific items of income, gain, loss, deduction, and credit comprising or otherwise comprising Net Profits or Net Losses.
“Nonrecourse Deductions” has the meaning set forth in Treas. Reg. § 1.704-2(b)(1).
“Nonrecourse Liability” has the meaning set forth in Treas. Reg. § 1.752-1(a)(2).
“Original Member” means each of the Members of the Company as of immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger.

“Push Out Election” means the election under Code section 6226 (or any similar provision of state or local law) to “push out” an adjustment to the Members or former Members, including filing IRS Form 8988 (Election for Alternative to Payment of the Imputed Underpayment), or any successor or similar form, and taking any other action necessary to give effect to such election.
“Revised Partnership Audit Provisions” means Code Sections 6221 through 6241, as in effect for taxable years of the Company beginning after December 31, 2017, together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof, and any comparable provisions of state or local tax law.
“Specified Audit” is defined in Section 4.4(b) of this Annex C.
“Tax Representative” means, as applicable, and including the Designated Individual as the context requires, (a) the Member or other Person (including the Company) designated as the “partnership representative” of the Company under Code section 6223, (b) the Member designated as the “tax matters partner” for the Company under Code section 6231(a)(7) (as in effect before 2018 and before amendment by Title XI of the Bipartisan Budget Act of 2015, H.R. 1314, Public Law No. 114-74), and/or (c) the Member or other Person serving in a similar capacity under any similar provisions of state, local or non-U.S. Laws, in each case, acting solely at the direction of the Company to the maximum extent permitted under Law.
ARTICLE II
MEMBER’S CAPITAL ACCOUNTS.
The Company or the Manager shall establish and maintain a capital account for each Member in accordance with Treas. Reg. § 1.704-1(b)(2)(iv) (each, a “Capital Account”). The Company may maintain Capital Account subaccounts for different classes of Units, and any provisions of this Agreement pertaining to Capital Account maintenance shall apply, mutatis mutandis, to those subaccounts.
ARTICLE III
ALLOCATIONS
Section 3.1   Allocations Generally.   Each Fiscal Year, after adjusting each Member’s Capital Account for all contributions and distributions with respect to such Fiscal Year and after giving effect to the allocations under Section 3.2 of this Annex C for the Fiscal Year, Net Profits and Net Losses shall be allocated among the Members in a manner such that, after such allocations have been made, each Member’s Capital Account balance (which may be a positive, negative, or zero balance) will equal (proportionately) (a) the amount that would be distributed to each such Member, determined as if the Company were to (i) sell all of its Assets for their Asset Values, (ii) satisfy all of its liabilities in accordance with their terms with the proceeds from such sale (limited, with respect to Nonrecourse Liabilities, to the Asset Values of the Assets securing such liabilities), and (iii) distribute the remaining proceeds pursuant to the applicable provision of this Agreement, minus (b) the sum of (x) such Member’s share of the Company Minimum Gain and Member Nonrecourse Debt Minimum Gain and (y) the amount, if any (without duplication of any amount included under clause (x)), that such Member is obligated (or is deemed for U.S. tax purposes to be obligated) to contribute, in its capacity as a Member, to the capital of the Company as of the last day of such Fiscal Year.
Section 3.2   Priority Allocations.
(a)   Minimum Gain Chargeback, Qualified Income Offset, and Stop Loss Provisions.   Each of (i) the “minimum gain chargeback” provision of Treas. Reg. § 1.704-2(f), (ii) the “chargeback of partner nonrecourse debt minimum gain” provision of Treas. Reg. § 1.704-2(i)(4), (iii) the “qualified income offset” provision in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(3), and (iv) the requirement in the flush language immediately following Treas. Reg. § 1.704-1(b)(2)(ii)(d)(3) that an allocation “not cause or increase a deficit balance” in a Member’s Capital Account is hereby incorporated by reference as a part of this Agreement. The Company shall make such allocations as are necessary to comply with those provisions and shall make any determinations with respect to such allocations (to the extent consistent with clauses (i)  – (iv) of the preceding sentence).
(b)   Nonrecourse Deductions.   Nonrecourse Deductions for any Fiscal Year shall be allocated to the Members in accordance with their Units, unless otherwise determined by the Company.

(c)   Member Nonrecourse Deductions.   Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss (within the meaning of Treas. Reg. § 1.752-2) with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treas. Reg. § 1.704-2(i)(l).
(d)   Special Basis Adjustments.   To the extent an adjustment to the adjusted tax basis of any Company Asset, pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Treas. Reg. §§ 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the Asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(4) applies.
(e)   Ameliorative Allocations.   Any allocations made (as well as anticipated reversing or offsetting regulatory allocations to be made) pursuant to Section 3.2(a)-(d) of this Annex C shall be taken into account in computing subsequent allocations pursuant to this Agreement, so that the net amount for any item so allocated and all other items allocated to each Member pursuant to this Agreement shall be equal, to the extent possible, to the net amount that would have been allocated to each Member pursuant to the provisions of this Agreement if those allocations had not occurred.
Section 3.3   Other Allocation Rules.
(a)   In General.   Except as otherwise provided in this Section 3.3 of this Annex C, for income tax purposes under the Code and the Regulations, each Company item of income, gain, loss, deduction, and credit shall be allocated among the Members in the same manner as its correlative item of income, gain, loss, deduction, and credit (as calculated in accordance with the definitions of “Net Profits” and “Net Loss”) is allocated pursuant to Section 3.1 and Section 3.2 of this Annex C.
(b)   Section 704(c) Allocations.   Notwithstanding the provisions of Section 3.3(a) of this Annex C to the contrary, in accordance with Code section 704(c)(1)(A) (and the principles of those provisions) and Treas. Reg. § 1.704-3, Company items of income, gain, loss, deduction, and credit with respect to any property contributed to the capital of the Company, or after Company property has been revalued under Treas. Reg. § 1.704-1(b)(2)(iv)(f) or (s), shall, solely for U.S. federal, state and local tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such Company property to the Company for U.S. federal income tax purposes and its value as so determined at the time of the contribution or revaluation of Company property. The Company shall use the “traditional method” with respect to (i) any property contributed to the Company before the SPAC Transactions and (ii) “reverse section 704(c) allocations” (within the meaning of Treas. Reg. § 1.704-3(a)(6)) arising before or in connection with the SPAC Transactions. With respect to property contributed or section 704(c) amounts arising from revaluations made after the SPAC Transactions, the Company may use any method permitted under Treas. Reg. § 1.704-3. Allocations pursuant to Section 3.3(a) and this Section 3.3(b) of this Annex C are solely for U.S. federal, state, and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of profit, loss, or other items, pursuant to any provision of this Agreement.
(c)   Allocations in Respect of Varying Interests.   If any Member’s interest in the Company varies (within the meaning of Code section 706(d)) within a Fiscal Year, whether by reason of a Transfer of a Unit, redemption of a Unit by the Company, or otherwise, Net Profits and Net Losses for that Fiscal Year will be allocated so as to take into account such varying interests in accordance with Code section 706(d) using the daily proration method and/or such other permissible method, methods, or conventions selected by the Company.
(d)   Timing and Amount of Allocations of Net Profits and Net Loss.   Net Profits and Net Loss of the Company shall be determined and allocated with respect to each Fiscal Year as of the end of each such year, or at such other time or times determined by the Company.

(e)   Modification of Allocations.   The allocations set forth in Section 3.1 and Section 3.2 of this Annex C are intended to comply with certain requirements of the Regulations. The Company shall be authorized to make, in its reasonable discretion, appropriate modifications to the allocations of Net Profits and Net Losses pursuant to this Agreement in order to comply with Code section 704 or applicable Regulations. Notwithstanding any provision of this Agreement to the contrary, if the Company reasonably determines an allocation other than the allocations that would otherwise be made pursuant to this Agreement would more appropriately reflect the Members’ interests in the Company, the Company may in its discretion make appropriate adjustments to such allocations.
(f)   Allocation of Liabilities under Code Section 752.    Notwithstanding anything in this Agreement to the contrary, no Member will take, or permit any Affiliate to take, any action that would change the allocation of liabilities for purposes of Code section 752 without the consent of the Company.
ARTICLE IV
CERTAIN TAX MATTERS
Section 4.1   Provision of Information.
(a)   Information to Be Provided by Company to Members.   No later than thirty (30) days after the filing by the Company of the Company’s federal tax return (Federal Form 1065), the Company shall provide to each Member a copy of Schedule K-1 of Federal Form 1065 reporting that Member’s allocable share of items of income, gain, loss, deduction, or credit for such Fiscal Year, and such additional information as is required to be provided on Schedule K-1 or as such Member may reasonably request for tax purposes, each as determined by the Company. The Member hereby consents to receive each Schedule K-1 in respect of the Member’s LLC Interest in the Company through electronic delivery.
(b)   Information to Be Provided by Members to Company.
(i)   Notice of Audit or Tax Examination.   Each Member shall notify the Company within five (5) days after receipt of any notice regarding an audit or tax examination of the Company and upon any request for material information related to the Company by U.S. federal, state, local, or other tax authorities.
(ii)   Other Relevant Tax Information.   Each Member shall provide to the Company upon request tax basis information about Assets contributed by it to the Company and such other tax information as reasonably requested by the Company and necessary for it to prepare its financial reports or any tax returns and such other information and/or tax forms as the Company reasonably requests.
(c)   No Right to Member Tax Returns.    Notwithstanding anything to the contrary in this Agreement or any right to information under the Act, with respect to the financial statements or tax returns of a Member or its Affiliates, none of the Company, the other Members, such other Member’s Affiliates or any of their respective representatives, will be entitled to review such financial statements or tax returns for any purpose, including in connection with any proceeding or other dispute (whether involving the Company, between the Members, or involving any other Persons).
Section 4.2   Tax Elections.   The Company shall have in effect (and shall cause each Subsidiary that is classified as a partnership for U.S. federal income tax purposes to have in effect) an election pursuant to Code section 754 (and any similar provisions of applicable U.S. state or local law) for the Company for the Fiscal Year that includes the date of the Merger and each Fiscal Year in which a sale or exchange (whether partial or complete) occurs. The Company shall determine whether to make any other available election pursuant to the Code or Regulations that is not otherwise expressly provided for or prohibited in this Agreement, and the Members hereby consent to all such elections.
Section 4.3   Tax Representative.
(a)   Appointment and Replacement of Tax Representative.
(i)   Tax Representative.   The Company shall act as the Tax Representative, but the Company may designate another Person to act as the Tax Representative and may remove, replace, or revoke the designation of that Person, or require that Person to resign. For taxable years ending on or before December 31, 2021, and for any jurisdiction with respect to which the Company cannot serve as the Tax Representative, however, Fluor Enterprises, Inc. shall act as the Tax Representative.
(ii)   Designated Individual.   If the Tax Representative is not an individual, the Company shall appoint a “designated individual” for each taxable year (as described in Treas. Reg. § 301.6223-1(b)(3)(ii)) (a “Designated Individual”).
(iii)   Approval by Members.   Each Member agrees to execute, certify, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence the appointments described in Section 4.3(a)(i) and Section 4.3(a)(ii) of this Annex C, including statements required to be filed with the tax returns of the Company in order to effect the designation of the Tax Representative or Designated Individual (and any successor).
(b)   Authority of the Tax Representative; Delegation of Authority.   The Tax Representative shall have all of the rights, duties, powers, and obligations provided for under the Code, Regulations, or other applicable guidance; provided, that, if the Company designates a Person to be the Tax Representative, the Tax Representative shall in all cases act solely at the direction of the Company. The Tax Representative may delegate its authority under this Section 4.3(b) of this Annex C to a Designated Individual who shall in all cases act solely at the direction of the Tax Representative.
(c)   Costs and Indemnification of Tax Representative and Designated Individual.   Without duplication of the provisions of Section 4.3(b) of this Annex C, the Company shall pay, or to the extent the Tax Representative or Designated Individual pays, indemnify and reimburse, to the fullest extent permitted by Law, the Tax Representative or Designated Individual for all costs and expenses, including legal and accounting fees (as such fees are incurred) and any claims incurred in connection with any tax audit or judicial review proceeding with respect to the tax liability of the Company.
Section 4.4   Tax Audits.
(a)   Subject to this Section 4.4 and Section 8.03 (Tax Matters) of the Merger Agreement, the Tax Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the Revised Partnership Audit Provisions, including making any elections under the Revised Partnership Audit Provisions or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any action, audit or examination before the IRS or any other tax authority (each, an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith.
(b)   Without limiting the foregoing, the Tax Representative shall give prompt written notice to the Company Unitholder Representative of the commencement of any Audit of the Company or any of its Subsidiaries (i) that relates to a Pre-Closing Flow-Through Return or (ii) the resolution of which would reasonably be expected to have a disproportionate (compared to the Manager) and material adverse effect on the Original Members (a “Specified Audit”). The Tax Representative shall (i) keep the Company Unitholder Representative reasonably informed of the material developments and status of any such Specified Audit, (ii) permit the Company Unitholder Representative (or its designee) to participate (including using separate counsel), in each case at the Original Members’ sole cost and expense, in any such Specified Audit, and (iii) promptly notify the Company Unitholder Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Independent Office of Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Tax Representative or the Company shall promptly provide the Company Unitholder Representative with copies of all material correspondence between the Tax Representative or the Company (as applicable) and any governmental entity in connection with such Specified Audit and shall give the Company Unitholder Representative a reasonable opportunity to review and comment on any material correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. Additionally, the Tax Representative shall not (and the Company shall not (and shall not authorize the Tax Representative to)) settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to the Manager) and material adverse effect on the Original Members without the Company Unitholder Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The Tax Representative shall obtain the prior written consent of the Company Unitholder Representative (which consent shall not be unreasonably withheld, delayed or conditioned) before (i) making an election under Section 6226(a) of the Code (or any analogous provision of state or local Law) other than any such election required by Section 8.03 (Tax Matters) of the Merger Agreement or (ii) taking any material action under the Revised Partnership Audit Provisions that would reasonably be expected to have a disproportionate (compared to the Manager) and material adverse effect on the Original Members, in the case of clauses (i) and (ii).
(c)   The Company, the Tax Representative, the Unitholder Representative and the Members expressly agree to be bound by the terms of Section 8.03 (Tax Matters) of the Merger Agreement. Notwithstanding anything to the contrary contained in this Agreement, in the event of any conflict between Section 8.03 of the Merger Agreement and this Agreement, Section 8.03 of the Merger Agreement shall control. With respect to the preceding sentence, the Company Unitholder Representative and the Manager shall have all of the rights and protections against the Tax Representative as it does against the Manager or the Company Unitholder Representative, as applicable, as described in Section 8.03 of the Merger Agreement.
(d)   Determinations with Respect to Elections.   Subject to Section 8.03 (Tax Matters) of the Merger Agreement and the provisions of this Annex C (including Section 4.4(b)), the Tax Representative shall have the sole authority to determine whether to cause the Company to make a Push Out Election with respect to any adjustment that could result in an imputed underpayment (within the meaning of Code section 6225) (an “Imputed Underpayment”).
(e)   Responsibility for Payment of Tax; Former Members.
(i)   Imputed Underpayment Share.   To the extent the Company is liable for any Imputed Underpayment, the Company shall determine the liability of the Members for a share of such Imputed Underpayment, taking into account the Members’ Units and the status and actions of the Members (including those described in Code section 6225(c))(such share, an “Imputed Underpayment Share”).
(ii)   Payment of Imputed Underpayment Share.   The Company may (A) require a Member who is liable for an Imputed Underpayment Share to pay the amount of its Imputed Underpayment Share to the Company within ten (10) days after the date on which the Company notifies the Member (and in the manner required by the notice) and/or (B) reduce future distributions to the Member, such that the amount determined under clauses (A) and (B) equals the Member’s Imputed Underpayment Share, provided, however, that no Member shall have an obligation to make any contribution to the capital of the Company with respect to any Imputed Underpayment. If a Member fails to pay any amount that it is required to pay the Company in respect of an Imputed Underpayment Share within such ten (10) day period, that amount shall be treated as a loan to the Member, bearing interest at ten (10) percent annually (which interest shall increase the Member’s Imputed Underpayment Share). Such loan shall be repayable upon demand by the Company. If the Member fails to repay the loan upon demand, the full balance of the loan shall be immediately due (including accrued but unpaid interest) and the Company shall have the right to collect the balance in any manner it determines, including by reducing future distributions to that Member; provided,however, that no Member may have any Imputed Underpayment Share treated as a loan to the extent it would violate Section 402 of the Sarbanes-Oxley Act of 2002. Any Member not permitted to treat its Imputed Underpayment Share as a loan due to the provisions of the previous sentence shall pay any Imputed Underpayment Share within ten (10) days after the date of the notice referred to in the first sentence of this Section 4.4(e)(ii) of this Annex C.
Section 4.5   No Independent Actions or Inconsistent Positions.   Except as required by Law or previously authorized in writing by the Company (which authorization may be withheld in the sole discretion of the Company), no Member shall (i) independently act with respect to tax matters (including, but not limited to, audits, litigation and controversies) affecting or arising from the Company, or (ii) treat any Company item inconsistently on such Member’s income tax return with the treatment of the item on the Company’s tax return and/or the Schedule K-1 (or other written information statement) provided to such Member. Solely to the extent required by Law, this Section 4.5 of this Annex C shall not apply with respect to any “special enforcement matter” described in Code section 6241(11).
Section 4.6   United States Person.   Except as permitted by the Company, each Member represents and covenants that, for U.S. federal income tax purposes, it is and will at all times remain a “United States

Person,” within the meaning of Code section 7701, or is a disregarded entity the assets of which are treated as owned by a United States Person under Treas. Reg. §§ 301.7701-1, 301.7701-2, and 301.7701-3.
Section 4.7   State, Local, and Non-U.S. Tax Law.   The provisions of this Agreement with respect to U.S. federal income tax shall apply, mutatis mutandis, with respect to any similar provisions of state, local, or non-U.S. tax law as determined by the Company.
Section 4.8   Survival of Obligations.   For purposes of this Article IV of this Annex C, the term “Member” shall include a former Member unless otherwise determined by the Company. The rights and obligations of each Member and former Member under this Article IV of this Annex C shall survive the Transfer by such Member of its Units (or withdrawal by a Member or redemption of a Member’s Units) and the dissolution of the Company until ninety (90) days after the applicable statute of limitations. Section 4.3 (Tax Representative), Section 4.4 (Tax Audits), and this Section 4.8 (Survival of Obligations) of this Annex C shall not be amended without the prior written consent of any Member or former Member that would be disproportionately and adversely impacted by such amendment.
Section 4.9   Tax Classification.   The parties intend that the Company shall be classified as a partnership for United States federal, state, and local tax purposes. The parties intend that the Subsidiaries of the Company currently classified either as disregarded entities or as partnerships for United States federal, state, and local tax purposes as of the date of this Agreement shall remain classified either as disregarded entities or as partnerships for United States federal, state, and local tax purposes. No Person shall take any action inconsistent with such classifications.
Section 4.10   Withholding.
(a)   Withholding Generally.   Each Member acknowledges and agrees that the Company may be required by Law to deduct and withhold taxes or to fulfill other similar obligations of such Member on any amount paid, distributed, disbursed, or allocated by the Company to that Member, including upon liquidation, and any transferee of a Member’s interest or a Substituted Member shall, by reason of such Transfer or substitution, acknowledge, and agree to any such withholding by the Company, including withholding to discharge obligations of the Company with respect to prior distributions, allocations, or an Imputed Underpayment Share (to the extent not otherwise borne by the transferor Member pursuant to Section 4.4 of this Annex C). Taxes withheld by third parties from payments to the Company in respect of the Company shall be treated as an expense of the Company, unless such withholding is attributable to a specific Member, in which case, amounts so withheld shall be allocated to such Member and the Company may deduct and withhold such amounts from the Member. All amounts withheld pursuant to this Section 4.10 of this Annex C shall, except as otherwise determined by the Company pursuant to Section 4.4(e)(ii) of this Annex C, be treated as amounts distributed to such Person pursuant to the provision of this Agreement that would have applied if such amount had actually been distributed.
(b)   Additional Provisions with Respect to a Transfer of Units.    A Member transferring Units permitted by this Agreement shall, unless otherwise determined by the Company, (i) deliver to the Company, between ten (10) days and thirty (30) days before the Transfer, an affidavit of non-foreign status with respect to such transferor Member that satisfies the requirements of Code section 1446(f)(2) or other documentation establishing a valid exemption from withholding pursuant to Code section 1446(f) or (ii) ensure that, contemporaneously with the Transfer, the transferee of such interest properly withholds and remits to the IRS the amount of tax required to be withheld upon the Transfer by Code section 1446(f) (and promptly provide evidence to the Company of such withholding and remittance). If a Member transferring Units will not satisfy clause (i) in connection with any such Transfer unless the transferor Member and transferee of such interest shall agree to jointly and severally indemnify and hold harmless the Company against any loss (including taxes, interest, penalties, and any related expenses) arising out of any failure to comply with the provisions of this Section 4.10(b) of this Annex C.
(c)   Additional Provisions with Respect to an Exchange of Units.
(i)   Withholding of Cash or Class A Common Stock Permitted.   If the Company or the Manager shall be required to withhold any amounts by reason of any federal, state, local, or non-U.S. tax laws or regulations in respect of any Exchange, the Company, or the Manager, as the case may be, shall be entitled to take such action as it deems appropriate in order to ensure compliance with such withholding requirements, including, at its option, withholding cash from the Cash Settlement or shares of Class A Common Stock with a Fair Market Value equal to the amount of any taxes that the Company or the Manager, as the case may be, may be required to withhold with respect to such Exchange. To the extent that amounts are (or property is) so withheld and paid over to the appropriate taxing authority, such withheld amounts (or property) shall be treated for all purposes of this Agreement as having been paid (or delivered) to the applicable Member.
(ii)   Notice of Withholding.   If the Company or the Manager determines that any amounts by reason of any federal, state, local, or non-U.S. tax laws or regulations are required to be withheld in respect of any Exchange, the Company or the Manager, as the case may be, shall use commercially reasonable efforts to promptly notify the Exchangeable Unit Member and shall consider in good faith any positions or alternative arrangements that such Member raises (reasonably in advance of the date on which the Company or the Manager believes withholding is required) as to why withholding is not required or that may avoid the need for such withholding, provided, that neither the Company nor the Manager is required to incur additional costs as a result of such obligation, and this Section 4.10(c)(ii) of this Annex C shall not in any manner limit the authority of the Company or the Manager to withhold taxes with respect to an Exchangeable Unit Member pursuant to Section 4.10(c)(i) of this Annex C.
(iii)   Reimbursement of Taxes by Exchangeable Unit Member.   If, within the two-year period beginning at the start of the date of an Exchange, (i) the Manager withholds or otherwise pays any amount on account of taxes in respect of exchanged Units, which amount is attributable to the two-year period ending at the end of the date of such Exchange, and (ii) the Manager or any person other than the Exchangeable Unit Member otherwise would bear the economic burden of such withholding or other payment (including by reason of such amount being treated as having been distributed to the Manager in respect of the Exchangeable Units pursuant to Section 4.10 of this Annex C), the Exchangeable Unit Member shall, upon notice by the Company and/or the Manager, promptly reimburse the Company and/or the Manager for such amount; provided, however, that the Exchangeable Unit Member’s reimbursement obligation under this Section 4.10(c)(iii) of this Annex C shall not exceed the amount of cash and Fair Market Value (determined as of the date of receipt) of other consideration received by the Exchangeable Unit Member in connection with such Exchange. Unless otherwise required by Law, any amount paid by an Exchangeable Unit Member pursuant to this Section 4.10(c)(iii) of this Annex C shall be treated as an adjustment to the proceeds received by the Exchangeable Unit Member in respect of the applicable Exchange. The Company and the Manager shall have the right to reduce any amounts due to such Exchangeable Unit Member from the Manager or any of its Affiliates by the amount owed by such Exchangeable Unit Member under this Section 4.10(c)(iii) of this Annex C.

ANNEX D: SCHEDULE OF OFFICERS
Name	Title
John Hopkins	Chief Executive Officer & President
Chris Colbert	Chief Financial Officer
Robert Temple	General Counsel & Secretary
Rudy Murgo	Treasurer
José N. Reyes	Chief Technology Officer
Dale Atkinson	Chief Operating Officer
Tom Bergman	Vice President, Regulatory Affairs

ANNEX E: POLICY REGARDING EXCHANGES
Effective as of [•], 2022
This Policy Regarding Exchanges (the “Policy”) of NuScale Power, LLC (the “Company”) sets forth certain rules applicable to the exchange of Exchangeable Units for shares of Class A Common Stock of NuScale Power Corp. (the “Common Stock”) and/or cash, at the option of the Managing Member (each, an “Exchange”), pursuant to the Company’s Sixth Amended and Restated Limited Liability Company Agreement (the “Agreement”). Capitalized terms that are not defined in this Policy have the meanings given to them in the Agreement. This Policy is made pursuant to, and supplements the provisions of, Article XI of the Agreement.
ARTICLE I
EXCHANGE DATES; PROVISIONS REGARDING EXCHANGEABLE AMOUNT
Section 1.1   Quarterly Exchange Date.   There shall be one (1) date per quarter of each Fiscal Year on which an Elective Exchange may occur (each, a “Quarterly Exchange Date”) for a holder of Exchangeable Units (each holder, an “Exchanging Holder”). The Quarterly Exchange Date for Exchanging Holders that are required to file reports pursuant to Section 16(a) of the Exchange Act may be different than the Quarterly Exchange Date for Exchanging Holders that are not required to file reports pursuant to Section 16(a) of the Exchange Act. The Company shall use commercially reasonable efforts to notify the applicable Exchanging Holders at least forty-five (45) days before a relevant Quarterly Exchange Date (such notice, a “Quarterly Exchange Date Notice”).
Section 1.2   Minimum Exchangeable Amount.   The Company may set a minimum number or dollar value of Exchangeable Units that may be exchanged by Exchanging Holders on a Quarterly Exchange Date, which minimum amount shall be the same for all holders of Exchangeable Units (the “Minimum Exchangeable Amount”) and shall include the applicable Minimum Exchangeable Amount in the applicable Quarterly Exchange Date Notice. If an Exchanging Holder delivers an Elective Exchange Notice pursuant to Section 3.1 requesting to exchange all of its Exchangeable Units, the number or dollar value, as applicable, of the Exchanging Holder’s Exchangeable Units shall be deemed to satisfy the Minimum Exchangeable Amount requirement.
Section 1.3   Maximum Exchangeable Amount.   The Company may set a maximum aggregate number or dollar value of Exchangeable Units that may be exchanged by the Exchanging Holders on a Quarterly Exchange Date (the “Maximum Exchangeable Amount”) and shall include the applicable Maximum Exchangeable Amount in the applicable Quarterly Exchange Date Notice. If the aggregate number or dollar value of Exchangeable Units that the Exchanging Holders propose to exchange on the Quarterly Exchange Date (as set forth on the Elective Exchange Notices) exceeds the Maximum Exchangeable Amount, then the number or dollar value of Exchangeable Units that each Exchanging Holder specified in its Elective Exchange Notice shall be reduced by the same percentage by which the aggregate number or dollar value of Exchangeable Units of all Exchanging Holders is reduced so that the aggregate number or dollar value of Exchangeable Units does not exceed the Maximum Exchangeable Amount.
ARTICLE II
ADDITIONAL RIGHTS TO EXCHANGE
Section 2.01   Rights to Exchange.
(a)   Right to Exchange Before Certain Transactions.   If the Company or the Managing Member consolidates, merges, combines or consummates any other transaction in which shares of Class A Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property, no other provisions of this Policy shall limit the right of any Exchangeable Unit Member to effect an Elective Exchange in order to receive Class A Common Stock in advance of consummation of any such consolidation, merger, combination or other such transaction unless in connection with any such consolidation, merger, combination or other transaction each Class B Unit shall be entitled to be exchanged for or converted into the stock, cash, securities or other property that such holder of a Class B Unit would have received had it exercised its right to Exchange pursuant to this Policy and received Class A Common Stock in exchange for its Class B Units immediately before such consolidation, merger, combination or other transaction (subject to any differences in the kind and amount of stock or securities, cash and/or any other property as are intended (as determined by the Company in good faith) to maintain the relative voting power of each share of Class B Common Stock relative to each share of Class A Common Stock in effect before such transaction). This Article II shall not apply to any action or transaction (including any consolidation, merger, or combination) approved by a Majority-in-Interest of the Members.
(b)   Right to Exchange Before an Applicable Sale or Termination Transaction.   Upon the occurrence of an Applicable Sale or a Termination Transaction, no other provisions of this Policy shall limit the right of any Exchangeable Unit Member to effect an Elective Exchange in order to receive Class A Common Stock in advance of consummation of any such Applicable Sale or Termination Transaction.
ARTICLE III
ELECTIVE EXCHANGE NOTICE
Section 3.1   Timing of Elective Exchange Notice.
(a)   Elective Exchange Notice.   Each holder that elects to Exchange some or all of its Exchangeable Units must deliver notice of an election in respect of the Exchangeable Units to be exchanged (an “Elective Exchange Notice”) to the Company, in a method determined by the Company at least thirty (30) days before the relevant Quarterly Exchange Date. The Company shall provide to each Exchangeable Unit Holder the form of Elective Exchange Notice and the means for delivery of that Elective Exchange Notice.
(b)   Acceptance of Elective Exchange Notice.   After the Elective Exchange Notice has been delivered to the Company, and unless the Company or Managing Member, as applicable, has refused to honor the request in full pursuant to Section 1.2 (Minimum Exchangeable Amount), Section 1.3 (Maximum Exchangeable Amount), Section 3.1(c) (Cancellation of Quarterly Exchange Window), Section 3.2(c) (Post-Retraction Limitation on Exchange), or Article IV (Other Restrictions), the Company or Managing Member, as applicable, will effect the Elective Exchange on the applicable Quarterly Exchange Date in accordance with this Policy.
(c)   Cancellation of Quarterly Exchange Date.   The Company may at any time, in its sole discretion, cancel a Quarterly Exchange Date for any or no reason. If the Company cancels a Quarterly Exchange Date, then no holder of Exchangeable Units shall be permitted to Exchange those Exchangeable Units on the cancelled Quarterly Exchange Date.
Section 3.2   Retraction of Elective Exchange Notice.
(a)   Ability to Retract; Retraction Deadline.   If, at any time between the close of business on the date of delivery of an Elective Exchange Notice and the close of trading on the date that is two (2) Business Days before the applicable effective date of such Elective Exchange (the “Elective Exchange Date”), the reported closing trading price of a share of the Common Stock on the principal United States securities exchange or automated or electronic quotation system on which the Common Stock trades decreases by five (5) percent or more, an Exchanging Holder may retract or amend its Elective Exchange Notice by delivering a notice to the Company in a manner determined by the Company not later than the Retraction Deadline (a “Retraction Notice” and the Exchangeable Units that were the subject of the Retraction Notice, the “Retracted Units”) not later than the close of trading on the date that is two (2) Business Days before the applicable Elective Exchange Date (the “Retraction Deadline”) pursuant to Section 3.2(b).   The Company shall have no obligation to notify the Exchanging Holders of any decrease in the Common Stock trading price.
(b)   Retraction Notice.   An Exchanging Holder wishing to retract must retract at least fifty percent (50%) of its Exchangeable Units that were the subject of the retracted Elective Exchange Notice. If the revised Elective Exchange Notice does not satisfy the Minimum Exchangeable Amount, the Exchanging Holder will be deemed to retract the full amount of Exchangeable Units that were the subject of the retracted Elective Exchange Notice. An Exchanging Holder’s delivery of a Retraction

Notice shall be irrevocable and shall terminate all of the Exchanging Holder’s, Company’s, and Managing Member’s rights and obligations with respect to the Retracted Units, and all actions taken to effect the Elective Exchange contemplated by that retracted Elective Exchange Notice shall be deemed rescinded and void with respect to the Retracted Units. Subject to the applicable Minimum Exchangeable Amount and Maximum Exchangeable Amount, if any, if a Retraction Notice does not retract all of the Exchangeable Units that were the subject of an Elective Exchange Notice, the Exchangeable Units that are not Retracted Units will be exchanged on the relevant Quarterly Exchange Day.
(c)   Post-Retraction Limitation on Exchange.   If an Exchanging Holder delivers a Retraction Notice for a Quarterly Exchange Date pursuant to Section 3.2(b), the retracting Exchanging Holder shall not be entitled to participate in the Exchange on the Quarterly Exchange Date for which the Retraction Notice was delivered with respect to the Retracted Units.
ARTICLE IV
OTHER RESTRICTIONS
Notwithstanding any provision of this Policy to the contrary (including the provisions of Article II), the Company may prohibit an Exchange by one or more holders of Exchangeable Units under any of the following conditions and determinations made by the Company based on the advice of counsel (which may be external or internal counsel):
(a)   If an Exchange is (or is reasonably likely to be) prohibited under applicable law, regulation, or agreement to which the Company or an affiliate is a party or could reasonably be expected to result in a bona fide lawsuit against the Company or its affiliates; or
(b)   If there is a material risk that the Company would be a “publicly traded partnership” under section 7704 of the Code as a result of an Exchange.
ARTICLE V
EXEMPTIONS FROM AND MODIFICATIONS TO POLICY
The Company may, in its discretion and based on the advice of counsel (which may be external or internal counsel), consider and grant requests from holders of Exchangeable Units, including for (i) additional Exchange Dates, (ii) Exchanges of less than the Minimum Exchangeable Amount, (iii) Exchanges in excess of the Maximum Exchangeable Amount, (iv) an Exchange to be subject to one or more contingencies relating to the Company or the Managing Member, or (v) any other matter with respect to Exchanges (to the extent permitted by the Agreement and applicable Law). A holder of Exchangeable Units may request an exemption from this Policy by submitting a written request to the Company and following the delivery requirements set forth in Article III as if the written request were an Elective Exchange Notice.
ARTICLE VI
MISCELLANEOUS
Section 6.1   Continuing Application of Company’s Policies and Securities Laws.   Nothing in this Policy shall affect, and each holder of Exchangeable Units shall remain subject to, the Company’s Policies, including those addressing insider trading and any other Company policies regarding trading or the holding of investments. All holders of Exchangeable Units shall comply with all applicable securities laws and rules.
Section 6.2   Independent Nature of Rights and Obligations.   Nothing in this Policy or in any other agreement or document or any action taken by any holder of Exchangeable Units shall be deemed to cause the holders of Exchangeable Units to have formed a partnership, association, joint venture, or any other kind of entity or create a presumption that the holders of Exchangeable Units are in any way acting in concert as a group.
Section 6.3   Mandatory Exchanges.   This Policy shall not apply to any Exchange of Exchangeable Units pursuant to a Mandatory Exchange, as described in, and pursuant to, the Agreement.

Section 6.4   Notice Delivery Deadlines on Non-Business Days.   If the date on or before which the Company or an Exchanging Holder is required to deliver a notice pursuant to this Policy is not a Business Day, then that notice will be deemed to be timely delivered on that date if that notice is received on the Business Day immediately following that date.
Section 6.5   Notifications Under This Policy.   The Company will be deemed to have satisfied any notification requirement in this Policy by making available such notification on any system accessible by Exchanging Holders.
Section 6.6   Modification of Policy.   The Company may modify this Policy at any time without notice. The Company will deliver or make available a copy of the revised Policy to the holders of Exchangeable Units at least forty-five (45) days before the next Quarterly Exchange Date.
*            *            *

Annex L
WARRANT AGREEMENT
SPRING VALLEY ACQUISITION CORP.
and
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
Dated November 23, 2020
THIS WARRANT AGREEMENT (this “Agreement”), dated November 23, 2020, is by and between Spring Valley Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (in such capacity, the “Warrant Agent”).
WHEREAS, it is proposed that the Company enter into that certain Private Placement Warrants Purchase Agreement, with Spring Valley Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), pursuant to which the Sponsor will purchase an aggregate of 8,000,000 warrants (or up to 8,900,000 warrants if the underwriters in the Public Offering (defined below) exercise their Over-allotment Option (as defined below) in full) simultaneously with the closing of the Public Offering (and the closing of the Over-allotment Option, if applicable), and the Sponsor has an option to purchase 2,000,000 (or up to 2,300,000 if the underwriters’ over-allotment option is exercised in full) additional warrants in order to extend the initial period of time for the Company to consummate a Business Combination (as defined below). Bearing the legend set forth in Exhibit B hereto (the “Private Placement Warrants”) at a purchase price of $1.00 per Private Placement Warrant. Each Private Placement Warrant entitles the holder thereof to purchase one Ordinary Share (as defined below) at a price of $11.50 per share, subject to adjustment as described herein; and
WHEREAS, in order to finance the Company’s transaction costs in connection with an intended initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into up to an additional 1,500,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant; and
WHEREAS, the Company is engaged in an initial public offering (the “Public Offering”) of units of the Company’s equity securities, each such unit comprised of one Ordinary Share and one-half of one Public Warrant (as defined below) (the “Units”) and, in connection therewith, has determined to issue and deliver up to 11,500,000 redeemable warrants (including up to 1,500,000 redeemable warrants subject to the Over-allotment Option) to public investors in the Public Offering (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”). Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share of the Company, par value $0.0001 per share (“Ordinary Shares”), for $11.50 per share, subject to adjustment as described herein. Only whole Warrants are exercisable. A holder of the Public Warrants will not be able to exercise any fraction of a Warrant; and
WHEREAS, the Company has filed with the Securities and Exchange Commission (the “Commission”) registration statement on Form S-1, File No. 333-249067, and a prospectus (the “Prospectus”), for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the Units, the Public Warrants and the Ordinary Shares included in the Units; and
WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants; and
WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent (if a physical certificate is issued), as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.
NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:
1.   Appointment of Warrant Agent.   The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.
2.   Warrants.
2.1.   Form of Warrant.   Each Warrant shall initially be issued in registered form only.
2.2.   Effect of Countersignature.   If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a certificated Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.
2.3.   Registration.
2.3.1.   Warrant Register.   The Warrant Agent shall maintain books (the “Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants in book-entry form, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. Ownership of beneficial interests in the Public Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by institutions that have accounts with The Depository Trust Company (the “Depositary”) (such institution, with respect to a Warrant in its account, a “Participant”).
If the Depositary subsequently ceases to make its book-entry settlement system available for the Public Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Public Warrants are not eligible for, or it is no longer necessary to have the Public Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each book-entry Public Warrant, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificates”) which shall be in the form annexed hereto as Exhibit A.
Physical certificates, if issued, shall be signed by, or bear the facsimile signature of, the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, General Counsel, Secretary or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.
2.3.2.   Registered Holder.   Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby, for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.
2.4.   Detachability of Warrants.   The Ordinary Shares and Public Warrants comprising the Units shall begin separate trading on the 52nd day following the date of the Prospectus or, if such 52nd day is not on a day, other than a Saturday, Sunday or federal holiday, on which banks in New York City are generally open for normal business (a “Business Day”), then on the immediately succeeding

Business Day following such date, or earlier (the “Detachment Date”) with the consent of Cowen and Company, LLC and Wells Fargo Securities, LLC but in no event shall the Ordinary Shares and the Public Warrants comprising the Units be separately traded until (A) the Company has filed a Current Report on Form 8-K with the Commission containing an audited balance sheet reflecting the receipt by the Company of the gross proceeds of the Public Offering, including the proceeds then received by the Company from the exercise by the underwriters of their right to purchase additional Units in the Public Offering (the “Over-allotment Option”), if the Over-allotment Option is exercised prior to the filing of the Current Report on Form 8-K, and (B) the Company issues a press release announcing when such separate trading shall begin.
2.5.   Fractional Warrants.   The Company shall not issue fractional Warrants other than as part of the Units, each of which is comprised of one Ordinary Share and one-half of one whole Public Warrant. If, upon the detachment of Public Warrants from the Units or otherwise, a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number the number of Warrants to be issued to such holder.
2.6.   Private Placement Warrants.   The Private Placement Warrants shall be identical to the Public Warrants, except that so long as they are held by the Sponsor or any of its Permitted Transferees (as defined below) the Private Placement Warrants: (i) may be exercised for cash or on a “cashless basis,” pursuant to subsection 3.3.1(c) hereof, (ii) including the Ordinary Shares issuable upon exercise of the Private Placement Warrants, may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination, (iii) shall not be redeemable by the Company pursuant to Section 6.1 hereof and (iv) shall only be redeemable by the Company pursuant to Section 6.2 if the Reference Value (as defined below) is less than $18.00 per share (subject to adjustment in compliance with Section 4 hereof); provided, however, that in the case of (ii), the Private Placement Warrants and any Ordinary Shares issued upon exercise of the Private Placement Warrants may be transferred by the holders thereof:
2.6.1.   to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates;
2.6.2.   in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;
2.6.3.   in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;
2.6.4.   in the case of an individual, pursuant to a qualified domestic relations order;
2.6.5.   by private sales or transfers made in connection with any forward purchase agreement or similar agreement or in connection with the consummation of the Company’s Business Combination at prices no greater than the price at which the Private Placement Warrants or Ordinary Shares, as applicable, were originally purchased;
2.6.6.   by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor;
2.6.7.   to the Company for no value for cancellation in connection with the consummation of our initial Business Combination;
2.6.8.   in the event of the Company’s liquidation prior to the completion of its initial Business Combination; or
2.6.9.   in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of the public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the completion of the Company’s initial Business Combination;

2.6.10.   provided, however, that, in the case of sections 2.6.1 through 2.6.6, these permitted transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.
3.   Terms and Exercise of Warrants.
3.1.   Warrant Price.   Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Ordinary Shares stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law); provided that the Company shall provide at least five days’ prior written notice of such reduction to Registered Holders of the Warrants; and provided further, that any such reduction shall be identical among all of the Warrants.
3.2.   Duration of Warrants.   A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing on the later of: (i) the date that is thirty (30) days after the first date on which the Company completes a Business Combination, and (ii) the date that is twelve (12) months from the date of the closing of the Public Offering, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time, if the Company fails to complete a Business Combination, and (z) other than with respect to the Private Placement Warrants then held by the Sponsor or its Permitted Transferees with respect to a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof, 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant then held by the Sponsor or its Permitted Transferees in connection with a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant then held by the Sponsor or its Permitted Transferees in the event of a redemption pursuant to Section 6.1 hereof or, if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), Section 6.2 hereof) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.
3.3.   Exercise of Warrants.
3.3.1.   Payment.   Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Warrant represented by a book-entry, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) any Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) the payment in full of the Warrant Price for each Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Shares and the issuance of such Ordinary Shares, as follows:
(a)   in lawful money of the United States, in good certified check or good bank draft payable to the order of the Warrant Agent;
(b)   [Reserved];
(c)   with respect to any Private Placement Warrant, so long as such Private Placement Warrant is held by the Sponsor or a Permitted Transferee, by surrendering the Warrants for that number of Ordinary Shares equal to (i) if in connection with a redemption of Private Placement Warrants pursuant to Section 6.2 hereof, as provided in Section 6.2 hereof with respect to a Make-Whole Exercise (as defined below) and (ii) in all other scenarios the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “Sponsor Exercise Fair Market Value” (as defined in this subsection 3.3.1(c)) less the Warrant Price by (y) the Sponsor Exercise Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Sponsor Fair Market Value” shall mean the average last reported sale price of the Ordinary Shares for the ten (10) trading days ending on the third (3rd) trading day prior to the date on which notice of exercise of the Private Placement Warrant is sent to the Warrant Agent;
(d)   as provided in Section 6.2 hereof with respect to a Make-Whole Exercise; or
(e)   as provided in Section 7.4 hereof.
3.3.2.   Issuance of Ordinary Shares on Exercise.   As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of Ordinary Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it on the register of members of the Company, and if such Warrant shall not have been exercised in full, a new book-entry position or countersigned Warrant, as applicable, for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4 or a valid exemption from registration is available. No Warrant shall be exercisable and the Company shall not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. Subject to Section 4.6 of this Agreement, a Registered Holder of Warrants may exercise its Warrants only for a whole number of Ordinary Shares. The Company may require holders of Public Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of Warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in an Ordinary Share, the Company shall round down to the nearest whole number, the number of Ordinary Shares to be issued to such holder.
3.3.3.   Valid Issuance.   All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.
3.3.4.   Date of Issuance.   Each person in whose name any book-entry position or certificate, as applicable, for Ordinary Shares is issued and who is registered in the register of members of the Company shall for all purposes be deemed to have become the holder of record of such Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the register of members of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.
3.3.5.   Maximum Percentage.   A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Ordinary Shares, the holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or Continental Stock Transfer & Trust Company, as transfer agent (in such capacity, the “Transfer Agent”), setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Ordinary Shares then outstanding. In any case, the number of issued and outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of issued and outstanding Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.
4.   Adjustments.
4.1.   Share Capitalizations.
4.1.1.   Sub-Divisions.   If after the date hereof, and subject to the provisions of Section 4.6 below, the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend of Ordinary Shares, or by a sub-division of Ordinary Shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “Historical Fair Market Value” (as defined below) shall be deemed a capitalization of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the Historical Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. No Ordinary Shares shall be issued at less than their par value.
4.1.2.   Extraordinary Dividends.   If the Company, at any time while the Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the Ordinary Shares a dividend or make a distribution in cash, securities or other assets on account of such Ordinary Shares (or other shares into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above, (b) Ordinary Cash Dividends (as defined below), (c) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a proposed initial Business Combination, (d) to satisfy the redemption rights of the holders of the Ordinary Shares in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association (i) to modify the substance or timing of the Company’s obligation to provide holders of Ordinary Shares the right to have their shares redeemed in connection with the Company’s initial Business Combination or to redeem 100% of the Company’s public shares if it does not complete its initial Business Combination within the time period required by the Company’s Amended and Restated Memorandum and Articles of Association, as amended from time to time, or (ii) with respect to any other provision relating to the rights of holders of Ordinary Shares,or (e) in connection with the redemption of public shares upon the failure of the Company to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s board of directors (the “Board”), in good faith) of any securities or other assets paid on each Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed $0.50 (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant).
4.2.   Aggregation of Shares.   If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of issued and outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in issued and outstanding Ordinary Shares.
4.3.   Adjustments in Exercise Price.   Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.
4.4.   Raising of the Capital in Connection with the Initial Business Combination.   If (x) the Company issues additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Class B ordinary shares, par value $0.0001 per share, of the Company held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the completion of the Company’s initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of Ordinary Shares during the twenty (20) trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described in Section 6.1 and Section 6.2 shall be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger price described in Section 6.2 shall be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
4.5.   Replacement of Securities upon Reorganization, etc.   In case of any reclassification or reorganization of the issued and outstanding Ordinary Shares (other than a change under Section 4.1 or Section 4.2 hereof or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance”); provided, however, that (i) if the holders of the Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of the Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of the Ordinary Shares (other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by shareholders of the Company as provided for in the Company’s amended and restated memorandum and articles of association or as a result of the redemption of Ordinary Shares by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided further that if less than 70% of the consideration receivable by the holders of the Ordinary Shares in the applicable event is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Current Report on Form 8-K filed with the Commission, the Warrant Price shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets (assuming zero dividends) (“Bloomberg”). For purposes of calculating such amount, (i) Section 6 of this Agreement shall be taken into account, (ii) the price of each Ordinary Share shall be the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (iii) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event and (iv) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of the Ordinary Shares consists exclusively of cash, the amount of such cash per Ordinary Share, and (ii) in all other cases, the volume weighted average price of the Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event shall the Warrant Price be reduced to less than the par value per share issuable upon exercise of such Warrant.
4.6.   Notices of Changes in Warrant.   Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4 or 4.5, the Company shall give written notice of the occurrence of such event to each holder of a Warrant, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.
4.7.   No Fractional Shares.   Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to such holder.
4.8.   Form of Warrant.   The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.
4.9   Other Events.   In case any event shall occur affecting the Company as to which none of the provisions of the preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent registered public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment; provided, however, that under no circumstances shall the Warrants be adjusted pursuant to this Section 4.9 as a result of any issuance of securities in connection with a Business Combination. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.
5.   Transfer and Exchange of Warrants.
5.1.   Registration of Transfer.   The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.
5.2.   Procedure for Surrender of Warrants.   Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or with respect to any Book-Entry Warrant, each Book-Entry Warrant may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however that in the event that a Warrant surrendered for transfer bears a restrictive legend (as in the case of the Private Placement Warrants), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.
5.3.   Fractional Warrants.   The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant, except as part of the Units.
5.4.   Service Charges.   No service charge shall be made for any exchange or registration of transfer of Warrants.
5.5.   Warrant Execution and Countersignature.   The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.
5.6.   Transfer of Warrants.   Prior to the Detachment Date, the Public Warrants may be transferred or exchanged only together with the Unit in which such Warrant is included, and only for the purpose of effecting, or in conjunction with, a transfer or exchange of such Unit. Furthermore, each transfer of a Unit on the register relating to such Units shall operate also to transfer the Warrants included in such Unit. Notwithstanding the foregoing, the provisions of this Section 5.6 shall have no effect on any transfer of Warrants on and after the Detachment Date.
6.   Redemption.
6.1.   Redemption of Warrants for Cash.   Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.01 per Warrant, provided that (a) the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof) and (b) there is an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.3 below).
6.2.   Redemption of Warrants for Ordinary Shares.   Subject to Section 6.5 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.3 below, at a Redemption Price of $0.10 per Warrant, provided that (i) the Reference Value equals or exceeds $10.00 per share (subject to adjustment in compliance with Section 4 hereof) and (ii) if the Reference Value is less than $18.00 per share (subject to adjustment in compliance with Section 4 hereof), the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. During the 30-day Redemption Period in connection with a redemption pursuant to this Section 6.2, Registered Holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of Ordinary Shares determined by reference to the table below, based on the Redemption Date (calculated for purposes of the table as the period to expiration of the Warrants) and the “Redemption Fair Market Value” (as such term is defined in this Section 6.2) (a “Make-Whole Exercise”). Solely for purposes of this Section 6.2, the “Redemption Fair Market Value” shall mean the volume weighted average price of the Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption pursuant to this Section 6.2 is sent to the Registered Holders. In connection with any redemption pursuant to this Section 6.2, the Company shall provide the Registered Holders with the Redemption Fair Market Value no later than one (1) Business Day after the ten (10) trading day period described above ends.
Redemption Date	Redemption Fair Market Value of Ordinary Shares (period to expiration of warrants)
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact Redemption Fair Market Value and Redemption Date may not be set forth in the table above, in which case, if the Redemption Fair Market Value is between two values in the table or the Redemption Date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised in a Make-Whole Exercise shall be determined by a straight-line interpolation between the number of shares set forth for the higher and lower Redemption Fair Market Values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable.
The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the Exercise Price is adjusted pursuant to Section 4 hereof. If the number of shares issuable upon exercise of a Warrant is adjusted pursuant to Section 4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the Exercise Price of a warrant is adjusted, (a) in the case of an adjustment pursuant to Section 4.4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to Section 4.1.2 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment less the decrease in the Exercise Price pursuant to such Exercise Price adjustment. In no event shall the number of shares issued in connection with a Make-Whole Exercise exceed 0.361 Ordinary Shares per Warrant (subject to adjustment)
6.3.   Date Fixed for, and Notice of, Redemption; Redemption Price; Reference Value.   In the event that the Company elects to redeem the Warrants pursuant to Sections 6.1 or 6.2, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. As used in this Agreement, (a) “Redemption Price” shall mean the price per Warrant at which any Warrants are redeemed pursuant to Sections 6.1 or 6.2 and (b) “Reference Value” shall mean the last reported sales price of the Ordinary Shares for any twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given.
6.4.   Exercise After Notice of Redemption.   The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with Section 6.2 of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.3 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.
6.5.   Exclusion of Private Placement Warrants.   The Company agrees that (a) the redemption rights provided in Section 6.1 hereof shall not apply to the Private Placement Warrants if at the time of the redemption such Private Placement Warrants continue to be held by the Sponsor or its Permitted Transferees and (b) if the Reference Value equals or exceeds $18.00 per share (subject to adjustment in compliance with Section 4 hereof), the redemption rights provided in Section 6.2 hereof shall not apply to the Private Placement Warrants if at the time of the redemption such Private Placement Warrants continue to be held by the Sponsor or its Permitted Transferees. However, once such Private Placement Warrants are transferred (other than to Permitted Transferees in accordance with Section 2.6 hereof), the Company may redeem the Private Placement Warrants pursuant to Section 6.1 or 6.2 hereof, provided that the criteria for redemption are met, including the opportunity of the holder of such Private Placement Warrants to exercise the Private Placement Warrants prior to redemption pursuant to Section 6.4 hereof. Private Placement Warrants that are transferred to persons other than Permitted

Transferees shall upon such transfer cease to be Private Placement Warrants and shall become Public Warrants under this Agreement, including for purposes of Section 9.8 hereof.
7.   Other Provisions Relating to Rights of Holders of Warrants.
7.1.   No Rights as Shareholder.   A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.
7.2.   Lost, Stolen, Mutilated, or Destroyed Warrants.   If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.
7.3.   Reservation of Ordinary Shares.   The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.
7.4.   Registration of Ordinary Shares; Cashless Exercise at Company’s Option.
7.4.1.   Registration of the Ordinary Shares.   The Company agrees that as soon as practicable, but in no event later than twenty (20) Business Days after the closing of its initial Business Combination, it shall use its commercially reasonable efforts to file with the Commission a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective within sixty (60) Business Days following the closing of its initial Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the sixtieth (60th) Business Day following the closing of the Business Combination, holders of the Warrants shall have the right, during the period beginning on the sixty-first (61st) Business Day after the closing of the Business Combination and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) less the Warrant Price by (y) the Fair Market Value and (B) 0.361. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume-weighted average price of the Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of “cashless exercise” is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Public Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a “cashless basis” in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.
7.4.2.   Cashless Exercise at Company’s Option.   If the Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, (i) require holders of Public Warrants who exercise Public Warrants to exercise such Public Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act as described in subsection 7.4.1 and (ii) in the event the Company so elects, the Company shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary, and (y) use its commercially reasonable efforts to register or qualify for sale the Ordinary Shares issuable upon exercise of the Public Warrant under applicable blue sky laws to the extent an exemption is not available.
8.   Concerning the Warrant Agent and Other Matters.
8.1.   Payment of Taxes.   The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.
8.2.   Resignation, Consolidation, or Merger of Warrant Agent.
8.2.1.   Appointment of Successor Warrant Agent.   The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of a Warrant (who shall, with such notice, submit his, her or its Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation or other entity organized and existing under the laws of the State of New York, in good standing and having its principal office in the United States of America, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.
8.2.2.   Notice of Successor Warrant Agent.   In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for the Ordinary Shares not later than the effective date of any such appointment.
8.2.3.   Merger or Consolidation of Warrant Agent.   Any entity into which the Warrant Agent may be merged or with which it may be consolidated or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3.   Fees and Expenses of Warrant Agent.
8.3.1.   Remuneration.   The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.
8.3.2.   Further Assurances.   The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.
8.4.   Liability of Warrant Agent.
8.4.1.   Reliance on Company Statement.   Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, the President, the Chief Financial Officer, Chief Operating Officer, the General Counsel, the Secretary or the Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.
8.4.2.   Indemnity.   The Warrant Agent shall be liable hereunder only for its own gross negligence, willful misconduct, fraud or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, out-of-pocket costs and reasonable outside counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except as a result of the Warrant Agent’s gross negligence, willful misconduct, fraud or bad faith.
8.4.3.   Exclusions.   The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Ordinary Shares shall, when issued, be valid and fully paid and nonassessable.
8.5.   Acceptance of Agency.   The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Ordinary Shares through the exercise of the Warrants.
8.6.   Waiver.   The Warrant Agent has no right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and Continental Stock Transfer & Trust Company as trustee thereunder) and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Warrant Agent hereby waives any and all Claims against the Trust Account and any and all rights to seek access to the Trust Account.

9.   Miscellaneous Provisions.
9.1.   Successors.   All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.
9.2.   Notices.   Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:
Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, Texas 75201
Attention:
Jeffrey Schramm

with a copy to:
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:
Matthew R. Pacey
Christian O. Nagler

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention:
Compliance Department

9.3.   Applicable Law and Exclusive Forum.   The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York. Subject to applicable law, the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.
Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

9.4.   Persons Having Rights under this Agreement.   Nothing in this Agreement shall be construed to confer upon, or give to, any person, corporation or other entity other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.
9.5.   Examination of the Warrant Agreement.   A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the United States of America, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.
9.6.   Counterparts.   This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Signatures to this Agreement transmitted via facsimile or e-mail shall be valid and effective to bind the party so signing (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).
9.7.   Effect of Headings.   The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.
9.8.   Amendments.   This Agreement may be amended by the parties hereto without the consent of any Registered Holder for the purpose of (i) curing any ambiguity or to correct any mistake, including to conform the provisions hereof to the description of the terms of the Warrants and this Agreement set forth in the Prospectus, or defective provision contained herein, (ii) amending the definition of “Ordinary Cash Dividend” as contemplated by and in accordance with the second sentence of subsection 4.1.2 or (iii) adding or changing any provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under this Agreement. All other modifications or amendments, including any modification or amendment to increase the Warrant Price or shorten the Exercise Period and any amendment to the terms of only the Private Placement Warrants, shall require the vote or written consent of the Registered Holders of 65% of the then-outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of this Agreement with respect to the Private Placement Warrants, 65% of the then-outstanding Private Placement Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders.
9.9.   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
Exhibit A — Form of Warrant Certificate
Exhibit B Legend — Private Placement Warrants

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
SPRING VALLEY ACQUISITION CORP.
By:	/s/ Christopher Sorrells Name: Christopher Sorrells Title: Chief Executive Officer
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:	/s/ Steven Vacante Name: Steven Vacante Title: Vice President

EXHIBIT A
[FACE]
Number
Warrants
THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO
THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR
IN THE WARRANT AGREEMENT DESCRIBED BELOW
Spring Valley Acquisition Corp.
Incorporated Under the Laws of the Cayman Islands
CUSIP G8377A 124
Warrant Certificate
This Warrant Certificate certifies that [                 ], or registered assigns, is the registered holder of [                 ] warrant(s) (the “Warrants” and each, a “Warrant”) to purchase Class A ordinary shares, $0.0001 par value (“Ordinary Shares”), of Spring Valley Acquisition Corp., a Cayman Islands exempted company (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and nonassessable Ordinary Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.
Each whole Warrant is initially exercisable for one fully paid and non-assessable Ordinary Share. Fractional shares shall not be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Warrant holder. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.
The initial Exercise Price per one Ordinary Share for any Warrant is equal to $11.50 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.
Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.
Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.
This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement. This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

SPRING VALLEY ACQUISITION CORP.
By:	Name: Title: Authorized Signatory
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, AS WARRANT AGENT
By:	Name: Title:

[Form of Warrant Certificate]
[Reverse]
The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive [                 ] Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of November 23, 2020 (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.
Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.
Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the issuance of the Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.
The Warrant Agreement provides that upon the occurrence of certain events the number of Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in an Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the holder of the Warrant.
Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.
Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.
The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase
(To Be Executed Upon Exercise of Warrant)
The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [                 ] Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of Spring Valley Acquisition Corp. (the “Company”) in the amount of $[                 ] in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of [                 ], whose address is [                 ] and that such Ordinary Shares be delivered to [                 ] whose address is [                 ]. If said [                 ] number of Ordinary Shares is less than all of the Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [                 ], whose address is [                 ] and that such Warrant Certificate be delivered to [                 ], whose address is [                 ].
In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable.
In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.
In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.
In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Ordinary Shares. If said number of shares is less than all of the Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of [                 ], whose address is [                 ] and that such Warrant Certificate be delivered to [                 ], whose address is [                 ].
[Signature Page Follows]
Date: [                 ], 20
(Signature)
(Address)

(Tax Identification Number)
Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

EXHIBIT B
LEGEND
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, SUBJECT TO ANY ADDITIONAL LIMITATIONS ON TRANSFER DESCRIBED IN THE LETTER AGREEMENT BY AND AMONG SPRING VALLEY ACQUISITION CORP. (THE “COMPANY”), SPRING VALLEY ACQUISITION SPONSOR, LLC AND THE OTHER PARTIES THERETO, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR TRANSFERRED PRIOR TO THE DATE THAT IS THIRTY (30) DAYS AFTER THE DATE UPON WHICH THE COMPANY COMPLETES ITS INITIAL BUSINESS COMBINATION (AS DEFINED IN SECTION 3 OF THE WARRANT AGREEMENT REFERRED TO HEREIN) EXCEPT TO A PERMITTED TRANSFEREE (AS DEFINED IN SECTION 2 OF THE WARRANT AGREEMENT) WHO AGREES IN WRITING WITH THE COMPANY TO BE SUBJECT TO SUCH TRANSFER PROVISIONS.
SECURITIES EVIDENCED BY THIS CERTIFICATE AND CLASS A ORDINARY SHARES OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES SHALL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION AND SHAREHOLDER RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.
NO. [                 ] WARRANT

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.    Indemnification of directors and officers
The Cayman Islands Companies Act does not expressly limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Organizational Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.
We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Organizational Documents. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.    Exhibits and Financial Statements Schedules
(a)   Exhibits.
Exhibit Number	Description
2.1†*	Agreement and Plan of Merger, dated as of December 13, 2021, by and among Spring Valley, Merger Sub and NuScale LLC (included as Annex A to the Proxy Statement/Prospectus).
2.2*	Amendment to Agreement and Plan of Merger, dated as of December 28, 2021, by and among Spring Valley, Merger Sub and NuScale LLC (included as Annex A-I to the Proxy Statement/Prospectus).
3.1*	Amended and Restated Memorandum and Articles of Association of Spring Valley (included as Annex B to the Proxy Statement/Prospectus).
3.2*	Form of Certificate of Incorporation of NuScale Corp, to become effective upon Domestication (included as Annex C to the Proxy Statement/Prospectus).
3.3*	Form of Bylaws of NuScale Corp, to become effective upon Domestication (included as Annex D to the Proxy Statement/Prospectus).
4.1*	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on November 20, 2020).
4.2*	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Registrant on November 20, 2020).
4.3*	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Registrant on November 20, 2020).
4.4*	Warrant Agreement between Continental Stock Transfer & Trust Company and Spring Valley Acquisition Corp., dated November 23, 2020 (included as Annex L to the Proxy Statement/Prospectus).
5.1**	Opinion of Kirkland & Ellis LLP.
8.1**	Opinion of Kirkland & Ellis LLP regarding tax matters.
10.1	Form of NuScale Corp Indemnification Agreement.

Exhibit Number	Description
10.2*	Form of 2022 Long-Term Incentive Plan, as amended, (included as Annex E to the Proxy Statement/Prospectus).
10.3*	Sponsor Letter Agreement, dated as of November 23, 2020, by and among Spring Valley Acquisition Sponsor, LLC, Spring Valley and certain other parties thereto (incorporated by referenced to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed by the Registrant on November 30, 2020 and included as Annex H to the Proxy Statement/Prospectus).
10.4*
Sponsor Support Agreement, dated as of December 13, 2021, by and among Sponsor Sub, Spring Valley and NuScale LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on December 14, 2021).

10.5*
Director Support Agreement, dated as of December 13, 2021, by and among Debora Frodl, Richard Thompson, Patrick Wood, III, Spring Valley and NuScale LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on December 14, 2021).

10.6*
Sponsor Letter Agreement, dated as of December 13, 2021, by and among Sponsor Sub, Spring Valley and NuScale LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant on December 14, 2021).

10.7*	Form of PIPE Subscription Agreement (included as Annex F to the Proxy Statement/Prospectus).
10.8*	Form of Registration Rights Agreement (included as Annex I to the Proxy Statement/Prospectus).
10.9*	Form of Tax Receivable Agreement (included as Annex J to the Proxy Statement/Prospectus).
10.10	Employment Agreement between John Hopkins and NuScale Power, LLC dated November 1, 2021.
10.11	Form of Amendment No. 1 to Employment Agreement with John Hopkins dated February , 2022.
10.12	Employment Agreements between Dale Atkinson and NuScale Power, LLC dated November 1, 2021.
10.13	Form of Amendment No. 1 to Employment Agreement dated February , 2022.
10.14	Assistance Agreement with the U.S. Department of Energy dated January 7, 2022 (portions of the agreement have been redacted).
23.1*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for Spring Valley.
23.2	Consent of Ernst & Young LLP independent registered accounting firm for NuScale LLC.
23.3**	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).
24.1*	Power of Attorney (included on signature page to this Registration Statement on Form S-4).
99.1**	Form of Proxy for Extraordinary General Meeting.
99.2*	Consent of John L. Hopkins to be named as a Director.
99.3*	Consent of Alan L. Boeckmann to be named as a Director.
99.4*	Consent of Alvin C. Collins, III to be named as a Director.
99.5*	Consent of James T. Hackett to be named as a Director.
99.6*	Consent of Kent Kresa to be named as a Director.
99.7*	Consent of Christopher J. Panichi to be named as a Director.
99.8*	Consent of Christopher Sorrells to be named as a Director.
99.9	Consent of Kimberly O. Warnica to be named as a Director.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL).
107	Filing fee table

*
Previously filed.

**
To be filed by amendment.

†
Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22.    Undertakings
The undersigned registrant hereby undertakes:
(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(b)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g)
That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)
That, every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York on the 11th day of February, 2022.
SPRING VALLEY ACQUISITION CORP.
By:	/s/ Christopher Sorrells
Name:	Christopher Sorrells
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
NAME	POSITION	DATE
* William Quinn	Chairman and Director	February 11, 2022
* Christopher Sorrells	Chief Executive Officer and Director (Principal Executive Officer)	February 11, 2022
* Jeffrey Schramm	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 11, 2022
* Debra Frodl	Director	February 11, 2022
* Richard Thompson	Director	February 11, 2022
* Patrick Wood, III	Director	February 11, 2022
By: /s/ Christopher Sorrells Christopher Sorrells Attorney in Fact